STEWART B GURLEY TAMMY LYNN GURNEY BRYAN GURR GUSTAVO GURROLA REYES KALA GURUSAMY GURUMURUGAN G GURUSAMY S TAMILSELVAN GURUSHANKAR JAMUNA GURUVAIAH ZACHARY GUSKY TERRANCE GUSS KAREN L GUTHEIL RICK JOSEPH GUTHIER ANTHONY C GUTHRIE
BRITTNEY KAITLYN GUTHRIE MARK A GUTHRIE RYAN J GUTHRIE TAWSHA GUTHRIE TYLER GUTHRIE ANGEL JAVIER GUTIERREZ CARLOS C GUTIERREZ DIANA GUTIERREZ EDGAR GUTIERREZ EDUARDO GUTIERREZ EFRAIN GUTIERREZ JOSE C GUTIERREZ JUAN M GUTIERREZ JULIAN ANGEL GUTIERREZ
LEONEL GUTIERREZ ROBERT JOHN GUTIERREZ STEVEN GUTIERREZ ULISES DAMIAN GUTIERREZ EDEL GUTIERREZ AGUILERA HARRY SEBASTIAN GUTIERREZ BENAVIDES EMILIO ISAI GUTIERREZ HERNANDEZ DANIEL GUTIERREZ PACHECO TRACY M GUTMAN DANIEL GUY RONALD GUY TRACY M GUYETTE
AMANDA L GUYRE AUSTIN DANIEL GUYSE CLINTON J GUYTON KEITH H GUYTON JR KEITH GUYTON SHAWN MICHAEL GUZEWICZ ADRIANA ALEJANDRA GUZMAN ALFREDO GUZMAN CESAR GUZMAN DANIEL DE JESUS GUZMAN ELIAS M GUZMAN LUIS E GUZMAN MELANIO GUZMAN MILADIS GUZMAN
JOHAN SEBASTIAN GUZMAN CRUZ OMAR GUZMAN TELLEZ CRISTOBAL GUZMAN-MARTINEZ IVY BROOKE GWIN VINCENT ALEXANDER GWYNN MATTHEW JAMES GYARMATI QUINN-TINH HA KEITH A HAAKER WADE OBRIAN HAANPAA AMANDA KAY HAAS DALTON JAMES HAASE DAWN MICHELLE HAASE
JOSEPH RAY HAASE KEVIN DALE HAASE MATTHEW D HAASE DAKOTA WILLIAMS HAAVIK JAMES W HABLAWETZ JR EFREM HABTEGEBRIEL THOMAS HACH DARCY HACHE BRYSON JOSEPH HACKER DREW MICHAEL HACKETT JUSTIN A HACKETT MICHAEL GARY HACKETT JOSEPH HACKL
BENJAMIN HACKWORTH KYLE LEE HACKWORTH CATHERINE HALL HADAWAY RONALD D HADAWAY GREGORY WAYNE HADBERG LYALL HADDEN BROCK ALAN HADDOCK DYLAN RANDAL HADDOCK HAYDEN B HADDOCK JAMES BLAKE HADDOCK ROLANDO HADDOCK-RODRIGUEZ CHELSEY HADDON
ERIC D HADDOX JOSHUA BLAINE HADDOX PRESTON JOSEPH RILEY HADEN TAYLOR DAVID HADLEY BRET A HADLOCK JESSE LEE HAENITSCH ALYSSA HAERTLE ROBERT L HAFER DIANE J HAFF BROCK ALEXANDER HAGAN EMMA KAY HAGEL ROBERT ETHAN HAGEMAN RYAN L HAGEMAN
MICHAEL W HAGEMEIER BRYCE N HAGER CODY LEVI HAGER CODY MICHAEL HAGER DALTON BENJAMIN HAGER LOGAN C HAGER RICHARD A HAGER WILLIAM KENNETH HAGEWOOD DAVID RYAN HAGGERTY LISA HAGGERTY JONATHAN LEE HAGOOD TIMOTHY AUSTIN HAGOOD EMIL A HAGOPIAN
JOHN ARA HAGOPIAN EFRAHM HAGOS MUSSIE HAILE TYLER HAILE YARED HAILE KEVIN L HAILEY UNKNOWN HAILEY RONALD LEE HAINES JR CHRISTOPHER R HAINLINE SCOTT HAIPEK JARED RAY HAIR DOUGLAS W HAIRE RICHARD EARL HAIRE II JEFFERY K HAIRRELL MOHAMED HAJI RAGAB
CYRUS HAKIMI DAMON WAYNE HALBERT BRETT HALE CAMERON THOMAS HALE CODY NICHOLAUS HALE GEORGE HALE JAMES DAVID HALE JASON DERIC HALE JEFFREY A HALE JOHN LUKE HALE JOHN LYMAN HALE KAITLYN HALE KEITH HALE KYLE R HALE NICHOLAS MICHAEL HALE
STEVEN LEE HALE JR VELVET LAJEAN HALE VINCENT EWING HALE JAMES KENNARD HALES JOHN DAVID HALES KOBE HALES WILLIAM MCKINLEY HALEY MICAH BENJAMIN HALFACRE ALISHA ELIZABETH HALL ALYSSA B HALL ANN MARIE HALL ANTHONY RAYMOND HALL BLAKE NOBBE HALL
BRADLEY ALLEN HALL BRYAN J HALL BRYCE DAVID HALL CHARLES SPENCER HALL CHASE G HALL CHRISTIAN SHAY HALL CHRISTOPHER G HALL CHRISTOPHER MICHAEL HALL COOPER SHANE HALL COTY NATHANIEL HALL CURTIS MITCHELL HALL DALE HALL DANNY S HALL JR DAVID W HALL
DEAKON HUNTER HALL DENNIS W HALL DEREK ALLEN HALL DERRICK RYAN HALL EMILY REBECCA HALL ERIK ALAN HALL EVA LYNN HALL GRACE MARIE HALL HEATH HALL HUNTER R HALL JACOB PRESTON HALL JACOB SAMUEL HALL JAMES THOMAS HALL JAMES W HALL JEREMIAH W HALL
JESSE HALL JONATHAN KYLE HALL JOSHUAH DEAN HALL JUSTIN TYLER HALL KENDALL HALL KIM C HALL KRISTI HALL LEE CURTIS HALL MATTHEW J HALL MATTHEW THOMAS HALL MICHAEL W HALL NICHOLAS HALL NOAH G HALL OCTAVIO ALEJANDRO MATTEO HALL OWEN M HALL
OWEN STEPHEN MITCHELL HALL PAUL HALL PHILLIP HUNTER HALL REGINALD HALL RICHARD ANTHONY HALL IV ROBERT LEE HALL ROBERT HALL SCOTT HALL SEAN HALL SHAUNDA L HALL SKYLER CHRISTIAN HALL SKYLER DAKOTA HALL SUMMER GRACE HALL TONY C HALL WILLIAM L HALL II
AMBER NICHOLE HALLER DAVID MAXIMUS HALLETT SAMUEL ROLLYN HALLFORTH CLAYTON M HALLIBURTON COREY S HALLIBURTON WILLIAM BRYAN HALLIBURTON AARON BARNEY HALLING CHAD LAMONT HALLMAN JARRED ARAMIS HALLMAN KADEN THOMAS HALLMAN MICHAEL HALLMAN
MATTHEW SCOTT HALLMARK NATHAN AARON HALLMARK LINDA HALLOWELL TYLER LEE HALLUM NEIL W HALPIN KYLE J HALSEY TREVOR ALLEN HALSEY WILLIAM CODY HALSTEAD LINDSEY MICHELLE HALSTED DON L HALTINER TOBY ISSAC HALTINER GAVIN NEAL HALTOM JASON H HALTOM
ALDEN JAMES HALVERSON ANTHONY B HAM KEVIN HAM FATIMA HAMADE DOUGLAS HAMBERGER JOSEPH C HAMBERLIN PHILLIP W HAMBERLIN JAMES CODY HAMBLETON AMANDA MARIE HAMBLIN DAVID C HAMBLIN JORDAN D HAMBLIN NICHOLAS HAMBLIN PHARRYN L HAMBRECHT
PHILLIP J HAMBRECHT DUSTIN J HAMBY GARY BLAKE HAMBY RASHA HAMDALLAH CHRIS HAMEL BRENT HAMER DUSTIN K HAMES JOHN C HAMES MICHAEL EARNEST HAMES ROBYN M HAMES CHRISTINA ROSE HAMIEL AARON LAMAR HAMILTON ANDREW M HAMILTON BARRY ALAN HAMILTON
BEVERLY SUE HAMILTON BRANDON J HAMILTON BRAYDEN GRANGER HAMILTON CASEY S HAMILTON COLBY HAMILTON DILLAN HAMILTON DONAVON ALLEN HAMILTON DWAYNE CARMEIL HAMILTON JR GREGORY D HAMILTON JEFFERY L HAMILTON JEFFREY HAMILTON JENNIFER MCELYEA HAMILTON
JOSEPH E HAMILTON JOSHUA RAY HAMILTON MARK JASON HAMILTON MATTHEW HAMILTON MICHAEL C HAMILTON REBECCA WALLACE HAMILTON SCOTT F HAMILTON SEAN C HAMILTON TOM A HAMILTON TYLER HAMILTON VINCENT P HAMILTON WILL HAMILTON WILLIAM KURT HAMILTON
HARLEY SCOTT HAMLETT MARK ANTHONY HAMLETT MICHAEL L HAMLETT WILLIAM CHASE HAMLIN COREY DAVID HAMM DORIAN KRISTIAN HAMM ELI BRODY HAMM ERIC C HAMM JOHNATHAN D HAMM JOSHUA HAMM ROBERT LYLE HAMM CHRISTOPHER DREW HAMMACK JAMESON CORDELL HAMMACK
KENDRE LAUREN HAMMACK LEVI BRYAR HAMMACK ZACHARY HAYDEN HAMMACK MUJAHED HAMMAD AUSTIN J HAMMAN CYNTHIA J HAMMAN JORDYN NETHNEL HAMMAN JAMES RUSSELL HAMMELL ISAAC S HAMMER KACEY ELIZABETH HAMMERBERG BROOKE HAMMETT AUSTIN J HAMMOND
BOBBY RAY HAMMOND BONNIE HAMMOND BOOKER TALEOFERRO HAMMOND CORY A HAMMOND JOSHUA STEPHEN HAMMOND MATTHEW Q HAMMOND MICHAEL PAUL HAMMOND NICHOLAS W HAMMOND THOMAS L HAMMOND JR ANTHONY RAY HAMMONDS COREY JUSTIN HAMMONDS
EDGAR JUSTIN SHANE HAMMONDS KENNETH D HAMMONDS RICHARD LEE HAMMONDS RYAN M HAMP QUENTIN R HAMPSHIRE BILLY JOE HAMPTON BREANNA LASHAE HAMPTON BRENT A HAMPTON DANA O HAMPTON JAMES ADAM HAMPTON JASON EDWARD HAMPTON JASON HAMPTON
KRISTEN HAMPTON MATTHEW SCOTT HAMPTON REDONDRIC ONEAL HAMPTON RYAN B HAMRE LAUREN SIERRA HAMRICK MIN KYU HAN JENNIFER HANAKEE CHARLES RILEY HANBACK HANNAH YANG HANBACK CARLENE HANCOCK CHARLES SHAWN HANCOCK COREY RAY HANCOCK
DOMINIQUE JAWUAN HANCOCK JAMES THOMAS HANCOCK JOHN CODY HANCOCK MICHAEL T HANCOCK RODOLFO SANCIANGCO HANCOCK SHAWN T HANCOCK MATTHEW HAND STEVEN E HAND DANIEL I HANDLER DALTON DEWAYNE HANDLEY PAUL E HANDLEY PAULA N HANDLEY
RICKY SHANE HANDLEY ROGER E HANDLEY ROGER JARED HANDLEY WALKER LANE HANDS JUSTIN WILLIAM HANDSEL PHYLLIS MORRIS HANDWERG DALLAS HANELINE DALTON EDWARD HANEY KENT RYAN HANEY MADISON NICOLE HANEY RYAN PAUL HANEY VICTOR W HANEY RYAN M HANK
TONY M HANKERSON SCOTT HANKEY ANTHONY HANKINS CALEB HANKINS DARYL GLENDEN HANKINS JOHN D HANKINS JOSHUA DEWAYNE HANKINS RYAN SCOTT HANKINS SAMUEL THOMAS HANKINS STEVEN W HANKINS WILLIAM L HANKINS AUSTIN L HANKINSON ABIGAIL GRACE HANKS
BRADY COOK HANKS JAMES P HANLEY JASON K HANLEY JASON V HANLEY JR BRANDI NICHOLE HANLIN ROBERT W HANLIN ROBERT WILLIAM HANLIN JR ALLISON R HANNA BENJAMIN T HANNA DARREN L HANNA JUSTIN LYNN HANNA JUWAN FERNANDO HANNA KELVIN A HANNA KYLE T HANNA
HOWARD D HANNAH ROBERT HANNAN JR NOAH C HANNERS KELSEY BRETT HANNIGAN JAMIE T HANNIS BRIAN HANRAHAN SEAN PATRICK HANRAHAN LISA MARIE HANSELL SEAN HANSELL CHERYL L HANSEN CHRISTIAN N HANSEN DAMIEN HANSEN ERIC E HANSEN GAVIN HANSEN GREG L HANSEN
JACOB DOUGLAS HANSEN JAEGAR STEVEN HANSEN JESSE G HANSEN JOHN A HANSEN JOSEPH K HANSEN KEVYNN HANSEN KIRBY JOHN HANSEN NICHOLAS C HANSEN PAUL W HANSEN RILEY C HANSEN SCOTT R HANSEN SKYLAR BRETT HANSEN STETSON RON HANSEN SUSAN H HANSEN
TODD L HANSEN WESLEY HANSEN JOSHUA BRYAN HANSER CALEB HANSON CHADLEY E HANSON DOYLE MILES HANSON JOHNATHAN HANSON MARK T HANSON MICHAEL HANSON NATANIEL SHAPIR HANSON TRAVIS J HANSON CHANDERKANT HANSPAL JACOB DEAN HANTHORNE
SAKETH HANUMANTHAVAJJULA JOSHUA ROBERT HARAGOS CAL DANIEL HARBACK ZACHARY ANDREW MORGAN HARBER KEITH HARBINSON TIMOTHY HARBISON NATHAN HARCROW JOHN G HARDEE DEVIN TYLER HARDEN DYLAN KODY MAX HARDEN GAUGE ANTHONY HARDEN JOHN W HARDEN
QUINTEL JERROD HARDEN II RICKY C HARDEN RAMESH HARDEO WILLIAM J HARDER ERIC M HARDIE RYAN JOHN HARDIE LISA D HARDIMAN CHRISTOPHER MICHAEL HARDIN CODY HARDIN DAVID ANDREW HARDIN DONALD E HARDIN HEATH HARDIN JOSHUA A HARDIN STEVEN HARDIN
AARON GEORGE HARDING CHRISTOPHER F HARDING JACK S HARDING JR JOSEPH HARDING KARLA SUE HARDING RICHARD HARDING ROBERT A HARDING RYAN HARDING WILLIAM R HARDING JR WILLIAM R HARDING ADAM S HARDISTY LOGAN THOMAS HARDMAN FRANK LAMAR HARDRICK
A RAE EAGLE BRIAN THOMAS HARDWICK CARSON MICHAEL HARDY CHRISTOPHER HARDY JAMES MARCUS HARDY JONI LE HARDY KURT D HARDY LINDSAY KATELYN CAMP HARDY SKYLER EARL HARDY WALKER LOUIS HARDY CORY ALLEN HARDYMON DONALD HARE VAIBHAV HAREKAR
RICHARD HARENBERG REESE MICHAEL HARER JUSTIN W HARGIS BRANDON S HARGRAVE CEDRIC HARGROVE JAMAL HARGROVE WALLACE LEE HARGROVE ANDREW TYLER HARIKE NIKHIL HARISHCHANDRA MHATRE ANN MARIE ISAACSON HARKINS BRUCE FLETCHER HARKINS CODY JAMES HARKINS
ROBERT M HARKINS WILLIAM HUNTER HARKINS HOWARD J HARKNESS JENNIFER J HARKNESS MICHAEL D HARKNESS PETER HARKNESS BRAYDAN JOSEPH HARKRIDER OLIVIA LIZABETH HARL JASON MICHAEL HARLAN BRIAN K HARLESS DANIEL HARLESS ROBERT T HARLESTON
JEANNE MARLENE HARLEY CAMERAN M HARLIN JASON N HARLIN DAVID C HARLLEE DEVON HARLOW ERNEST M HARLOW BRIAN A HARMES DUSTIN A HARMES JUSTIN A HARMES SKIP P HARMEYER BILLY JOHN HARMON III BRANDON HARMON DAVIS HARMON LILI ELAYNE HARMON SETH HARMON
TANNER EVAN-KEVIN HARMON TIFFANY L HARMON CHRISTIAN JORDAN HARMON-ROACH STEVE HARMS KASERAJ HARNARINE JOSHUA HARNER RICHARD NA HARO JR SOPHIA MARIA AGUON HARO JUSTIN HARP MATTHEW HARP RYAN J HARPENAU CAMERON MARKELL HARPER DEAN SHAUN HARPER
DEANNA MARIE HARPER DENISE S HARPER DONOVAN KEITH HARPER ELZIE LERON HARPER II JARED MATTHEW HARPER JASON HARPER JAYDIN DAWN HARPER JEKENZ DEUQON HARPER JOSHUA JAMES HARPER JUSTIN HARPER RICKY LEE HARPER RILEY HEATH HARPER SAM A HARPER
SHANE HARPER WILFRED HARPER BRIAN PATRICK HARPRING JACOB ROBERT HARPSTER ANTHONY WILLIAM HARRAWOOD WILL JACOBHERBERT HARRE ALAN E HARRELL ANDREW HAWK HARRELL BRAYSON ANDREW HARRELL CAMERON JAY HARRELL CHRISTOPHER D HARRELL CINDY J HARRELL
DALLAS HARRELL HEWITT P HARRELL HUNTER RAY HARRELL JASON B HARRELL JASON K HARRELL JOSEPH CLAYTON HARRELL KEONTAE LAMEENE HARRELL MICHELLE HARRELL ROCHELLE M HARRELL SHERROD T HARRELL TRAVIS ANDREW HARRELL WILLIAM RAY HARRELL JR WILLIAM RAY HARRELL
DANIEL SCOTT HARRILL BEN HARRINGTON COLTON L HARRINGTON DILLON EVERETTE HARRINGTON HOLLY HARRINGTON JOHNNY J HARRINGTON LEE HARRINGTON MICHAEL JOHN HARRINGTON JR RANDY EDWARD HARRINGTON JR SHELLY MARGARET HARRINGTON TRAVIS DUANE HARRINGTON
WALTER P HARRINGTON AARON MICHAEL HARRIS ADRIAN HARRIS ALLISON MARIE HARRIS AMANDA RAE HARRIS ANDRAE M HARRIS ANTHONY E HARRIS ANTHONY KENDALL HARRIS ANTHONY LYNN HARRIS BENNY L HARRIS BLAKE HARRIS BRADY GERELL HARRIS CALEB JAMAL HARRIS
CHRISTIAN D HARRIS CHRISTOPHER HARRIS COLBY JERARD HARRIS COLBY HARRIS DANIEL HARRIS DAVID GLENN HARRIS DERWIN M HARRIS DEVIN D'AJALON HARRIS DILLON J HARRIS DON H HARRIS DONYELL HARRIS EDDIE CHARLES HARRIS JR FERLANDZ ANTHONY HARRIS GLEN A HARRIS
GLENDA WILSON HARRIS GRAHAM J HARRIS JR GREGORY HARRIS HEATHER HARRIS HOWARD H HARRIS JACK EDWARD HARRIS JACOB DOUGLAS HARRIS JACOB LEE HARRIS JACQUESON SCOTT HARRIS JASON G HARRIS JASON SCOTT HARRIS JEREMY JEROME HARRIS JESSE L HARRIS JOHN D HARRIS
JOHN D HARRIS JOSH JACOB ARTHUR HARRIS JOSHUA BYNUM HARRIS JYRUS HARRIS SR KEGINALD LABRONDON HARRIS KELLI LEANN HARRIS KENT HARRIS KYLE PATRICK HARRIS LAMAR HARRIS LANNY GENE HARRIS LOGAN STEPHEN HARRIS LOGAN WAYNE HARRIS LONNIE AARON HARRIS
MARK D HARRIS MARK W HARRIS MARK HARRIS MATTHEW DAVID HARRIS MATTHEW M HARRIS MATTHEW HARRIS MICHAEL JORDAN HARRIS MICHAEL LEE HARRIS MICHAEL HARRIS MISTY DAWN HARRIS NICHOLAS L HARRIS NITALIA ALIZABETH HARRIS PAUL HARRIS QUINTON HARRIS
RACHEL DIANE HARRIS RANDAL S HARRIS RODNEY G HARRIS ROYCE G HARRIS SAMUEL D HARRIS SAMUEL T HARRIS SCOTT A HARRIS SHARLENA HARRIS STEPHEN HARRIS TERRY LEE HARRIS THOMAS LYNN HARRIS THOMAS WILLIAM HARRIS TIMOTHY KEITH HARRIS TYLER HARRIS
WAYNE ALLEN HARRIS JR WILLIAM JAMES HARRIS WILLIE B HARRIS ANTWAIN DEON HARRISON SR ASHLEY DANIELLE HARRISON AUSHIA R HARRISON BRIAN EUGENE HARRISON CHRISTOPHER D HARRISON CODY HARRISON COOPER S HARRISON DAVID E HARRISON GARRETT HARRISON
JASON LAMAR HARRISON JENNA CAYTON HARRISON JERROD BROCK HARRISON JERRY W HARRISON JORDON MICHAEL HARRISON MIKYA RENEE HARRISON REILLY ELLEN HARRISON ROBERT PATRICK HARRISON RODNEY W HARRISON RONALD LYNN HARRISON SCOTT R HARRISON TERRI-LYNN HARRISON THOMAS GREGORY HARRISON THOMAS JACOB HARRISON TYLER G HARRISON TYLER JAMES HARRISON WILLIAM P HARRISON DONALD ROTH HARROLD TY HARROP-MACNEIL AIDEN BRIAN HARSHBARGER ANDREW BRIAN HARSHBARGER ABIGAIL HART ANDREW JAMES HART
ANTHONY HART CALVIN HART CHRISTOPHER HART CODY DANIEL HART ERIC GLENN HART HART L HART JACOB C HART JAMARIS J HART JASON TROY HART JEREMIAH HART JOHN HENRY HART KELSON HART LESTER HART NATHAN DALE HART II PHILIP HART SCOTT A HART TOBY J HART
TREVELON D HART VERNON DALE HART WESLEY D HART LOGAN ROBERT HARTEL DAVID HARTER KEITH F HARTER KELLY HARTER ROBERT A HARTER ROBERT W HARTER JR STEPHEN MARTIN HARTER CODY HARTFORD JUSTIN E HARTFORD MORGAN ASHLEY HARTIS EVAN JOSEPH HARTLAGE
TERRY ALLEN HARTLE BENJAMIN K HARTLEY CARLY ANN HARTLEY CHARLES MATTHEW HARTLEY DAVID D HARTLEY DAVID R HARTLEY NICKOLAS JOHN HARTLEY SAGE C HARTLEY COLTON HARTMAN JEFFREY M HARTMAN SEAN J HARTMAN STEVEN P HARTMAN SYDNEY HARTMAN
WYATT NATHANIEL HARTMAN PAUL RAYMOND HARTMANN CHRISTOPHER M HARTNETT BRAD L HARTSHORN NATHANIEL A HARTUNG BRANDON HARTZ DARREN HARTZ AKEEM JON-PAUL HARVEY JOEL THOMAS HARVEY MICHAEL DEVON HARVEY PATRICK KEITH HARVEY RICHARD HARVEY
RICKY HARVEY SAMUEL K HARVEY JACOB TYLER HARVILLE JASON SCOTT HARVILLE PHILLIP S HARVILLE KENNETH CHARLES HARWELL DARTON A HARWICK SARJIL HASAN LOVELESS ANTOINE HASBERRY MATTHEW SETH CARL HASBROUCK HAFIZ ABDUL HASEEB CARROLL J HASELDEN II
JIMMY M HASELDEN JOSEPH R HASELDEN ANTHONY P HASENPFLUG JEFFREY MICHAEL HASERT NERMIN HASIFIC JACOB HASKETT LOGAN RICHARD HASKEW EMMA NICOLE HASKINS KENNETH B HASKINS TRAVIS EUGENE HASLAM ADAM T HASLEBACHER AUSTIN BAILEY HASS AHMED HASSAN
MOHAMED ABOBAKAR HASSAN EJAZ HASSANALI JERICHO SEVEN HASSELBUSH ALAN MARK HASSETT BENJAMIN K HASTE KURTIS L HASTING ANDREW JAMES HASTINGS DYLAN HASTINGS JOHN CONNOR HASTINGS MARTIN DAVID HASTINGS BRIAN M HATCH DENTON HATCH KENT HATCH
MICAH HATCH MICHAEL D HATCH JR PRESTON MICHAEL HATCH REESE E HATCH AVERY GARNER HATCHEL BYRON S HATCHELL BENJAMIN HATCHER DONALD F HATCHER KARL A HATCHER RODNEY GLEN HATCHER SHAWN R HATCHER STEVEN CASEY HATCHER DAVID PETER HATCHETT
CODY LEE HATFIELD ISAAC TAYLOR HATFIELD JEREMY G HATFIELD MARY JANE HATFIELD THOMAS E HATFIELD TONI L HATFIELD NICHOLAS COLE HATFIELD PEERCE ETHAN DEAN HATHAWAY JERSEY GUADALUPE HATHAWAY NOLAN RYAN HATHAWAY SETH HATHAWAY TRYSTIN JACOB HATHAWAY
DARYL LEE HATLEY RYAN LEIGH HATMAKER HARRY HATTON III MATTHEW L HAUF GALINA HAUGH RYAN N HAUGH FOREST WILLIAM HAUGHIE IV DANIEL JUSTIN HAUPRICH JEREMY K HAUPTMAN COREY L HAURY JAMES M HAUSBACH LEIGH HAUSBACH JERRY W HAUSE ANDREW PHILLIP HAUSER
JENNIFER TRAYLOR HAUSER ERIC W HAUSFELD BRANDON RAY HAUSKINS KYLE JAMES HAUT ARTHUR HAUTANEN SAMANTHA LYNN HAVERKAMP ZACHARY HAVERLY JENNIFER HAVIS GAYLE MARIE HAVLICEK JOHN HAWCO SCOTT HAWCO STEPHEN HAWCO ANDREW HAWES AUSTIN R HAWK
JOSHUA LEE HAWKER JACOB R HAWKES JAMES HAWKES MATTHEW W HAWKES TIFFANY CHRISTIAN HAWKES ALLAN HAWKINS DARREN D HAWKINS DENNIS BLAKE HAWKINS DOUGLAS HAWKINS GREGORY LYNN HAWKINS JEREMY J HAWKINS JOHNNIE ODELL HAWKINS JR JOSHUA M HAWKINS
KIMBERLY D HAWKINS KYLE MATTHEW HAWKINS LEE HAWKINS MARK C HAWKINS MARTIN G HAWKINS MATTHEW SCOTT HAWKINS MICHAEL HAWKINS NATASHA ANASTASIA HAWKINS PAUL A HAWKINS ROBERT COR LEON HAWKINS ROBERT DREW HAWKINS STEPHEN HAWKINS
TIMOTHY JASON HAWKINS TYLER EUGENE HAWKINS TYLER SCOTT HAWKINS JAMES PRESTON HAWTHORNE JENNIFER B HAWTHORNE GREGORY A HAY JESSE HAY NATHAN SCOTT HAYCRAFT TUCKER HAYCRAFT BRYIN ROBERT HAYDEL NICKO HAYDEN TIMOTHY DREW HAYDEN BRADLEY HAYDON
CHRISTOPHER MICHAEL HAYER GURPAL HAYER ADAM HAYES AIMEE M HAYES ANDRE B HAYES BRAYDON CHARLES HAYES BRINKLI AMBER GRACE HAYES CALEB ELLIOTT HAYES CHRISTOPHER D HAYES CHRISTOPHER GARRETT HAYES DARCY MICHAEL HAYES ELIZABETH JANE HAYES JACOB RYAN HAYES
JASON M HAYES JOHN HAYES JON P HAYES JOSHUA MARTIN HAYES KOLLIN J HAYES LADARIUS DEQUAWN HAYES LAWRENCE HAYES MARK CALEB HAYES PAUL E HAYES II RICHARD WALTER HAYES SCOTT L HAYES TERRELL MARKESE HAYES TYLER DOUGLAS HAYES WILLIAM G HAYES
ZACHARY MATTHEW HAYES DESBELE HAYISH WKIYANOS HAYISH LANCE E HAYLETT ADAM MICHAEL HAYMAN ROSS MICHAEL HAYMAN SCOTT HAYMON BRENDA-JEAN MARIE HAYNES CHRISTOPHER WILLIS HAYNES DESMOND HAYNES GARY HAYNES GORDON R HAYNES JAMES LEE HAYNES
JEFFREY H HAYNES JOSEPH HAYNES JUDY R HAYNES KEVIN ROBERT HAYNES KYLE THOMAS HAYNES MARK T HAYNES JR MITCHELL L HAYNES NICOLE ROCHELLE HAYNES RACHEL NICOLE HAYNES JARED RICHARD HAYNIE ALICIA S HAYS CODY DANZEL HAYS MICHAEL CHRISTOPHER HAYS
ERIN HAYWARD JEREMY A HAYWARD STERLING B HAYWARD TEVIN KASHAWN HAYWARD YATWAN HAYWARD MYRON J HAYWOOD RUSTY S HAYWORTH CARY STEPHEN HAZARD CHAD M HAZELTON CHANDLER DANE HAZELWOOD DAVEY HAZLEWOOD AMANDA DAWN HEAD JESSY DALE HEAD
JOHN S HEAD NATASHIA RAE HEADROE LARRY DUSTIN HEAGLE KRISTINA JEAN HEALY MARK E HEALY THOMAS L HEARD GEORGE STEPHEN HEARN III JEREMY C HEARN MICHAEL BRIAN HEARN TIMOTHY LEE HEARN DARIUS ALEXANDER HEARNS BRANDON TYLOR HEATH DYLAN I HEATH FRANK J HEATH
KRIS HEATH MATTHEW GERARD HEATH TOD FRANK HEATH WILEY KADE HEATH DEBRA HEATHER ROBERT S HEATHERLY BRIAN C HEATON JEFFREY B HEATON CONRAD HEAVY SHIELDS KAMILLA JEAN HEBB CHANDLER HEBER MARC-ANDRE HEBERT MARCUS D HEBERT DUSTIN BRADLY HEBSON
LAUREN ELIZABETH HECKEL MITCHELL EUGENE HECKER NATHAN J HECKMANN BENJAMIN JENSEN HECTOR MARK KEITH HEDELIUS JOHN HEDEN DEBRA J HEDGE JACOB GRANT HEDRICK JUSTIN HEDRICK RAYMOND THOMAS HEDRICK WADE M HEDRICK JASON C HEESACKER DANIEL HEFFERAN
ROBERT SEAN HEFFERNAN CARLETUS EUGENE HEFFNER JR MARK WAYNE HEFLEY JESSICA R HEFLIN JORDAN HEFLIN KENNY J HEFLIN KEVIN CHRISTOPHER HEFLIN KODI MICHAEL HEFLIN CALDER HEFTY GABRIEL WAYNE HEFTY MYLES M HEFTY BROCK D HEGGEMEYER DANIEL D HEGGEMEYER
JOSHUA G HEIDERMAN TYLER J HEIDERMAN JASON HEIL REBECCA S HEIL WILLIAM T HEILMAN LANCE A HEIM CHRISTIAN CORDNER HEINE KERRY KAYNE HEINKE JASON HEINKEL DANIEL HEINO JR DAVID MICHAEL HEINRICH JACKSON ELLIOTT HEINS LOGAN AVERY HEISDORFFER DUSTIN L HEISER
WILLIAM DALE HEISS DONEL HELBERT KYLE HELBERT TRACY HELD BRIAN N HELDENBRAND DARYL W HELDENBRAND KYLE HELFER DEE EVELYN HELLARD MICHAEL PAUL HELLARD JAMES MATTHEW HELLE PAUL GARRETT HELLEIN ARIEL HELLER KODY J HELLER MICHAEL A HELLER JR
MICHAEL A HELLER NATHANIEL R HELLER ROBERT E HELLER ALEXANDER B HELM MATTHEW D HELM DALTON KENT HELMCAMP JODI LYN HELMER GREGORY L HELMINSKI AMANDA BLAKE HELMS HESSTON SHAY HELMS HOLDEN BRAY HELMS JAMES WILLIAM HELMS III JASON DENNIS HELMS
PAUL M HELMS JR TIMOTHY DONNY HELMS WARREN BENNETT HELMS MARLEN HELMUTH JACE KENNETH HELSON CHRISTOPHER L HELTON JAMES MICHAEL HELTON TROY LEE HELTON TRAVIS RAYMOND LEE HELVEY PATRICIA ETHLYN HELZER JOSEPH RAY HEMBY JR RUSSELL A HEMINGWAY
JONATHON O HEMMER JAMES T HEMMINGER JOHNNY R HEMMINGER CRAIG HEMPHILL DERRICK HEMPHILL CASEY DENISE HEMRICK BAILEY RHONDA JEAN HENCKEL HERBERT DUKE HENDERS LANCE O HENDERSHOT CARRIE ANNE HENDERSHOTT ADAM SCOTT HENDERSON
ALONZO KEYSHAWN HENDERSON ANGELA D HENDERSON BRADLEY S HENDERSON BRADLY SCOTT HENDERSON BRADY JAMES HENDERSON BRIAN R HENDERSON CASSIDY CLARK HENDERSON CHARLES B HENDERSON CHARLES M HENDERSON CHRIS C HENDERSON CHRISTOPHER JERMAINE HENDERSON
DONALD LEE HENDERSON HUNTER ALAN HENDERSON JAMES M HENDERSON JASON L HENDERSON JENNIFER EPPERSON HENDERSON JENNIFER LEIGH HENDERSON JOHNATHON DAVID HENDERSON KOURTNEY S HENDERSON KYLE ROSS HENDERSON KYSON MATTHEW HENDERSON
LONNEL E HENDERSON NICHOLAS NATHANIEL HENDERSON NICHOLAS HENDERSON RANDY LAVELLE HENDERSON ROBERT HENDERSON RYAN JEFFREY HENDERSON SARAH CHRISTINE HENDERSON STEVEN M HENDERSON TIMOTHY WILLIAM HENDERSON WILLIAM ROYAL HENDERSON
JACE ALBERT HENDLEY CLIFF PIERRE HENDON II BILLY HENDREN RANDY HENDREN CORY HENDRICKS JESSICA LYNN HENDRICKS KENNETH RASHEEN HENDRICKS NATHAN W HENDRICKS JR CHRISTOPHER R HENDRICKSEN ADAM C HENDRICKSON LOGAN HENDRICKSON NICHOLAS E HENDRICKSON
WILLIAM J HENDRICKSON ADAM COREY HENDRIX ADAM DANIEL HENDRIX BRITTANY WHITTEN HENDRIX JOSEPH A HENDRIX MELISSA ANN HENDRIX QUAANTAVIS HENDRIX ZACHARY ELI HENDRIX JOHN HENDRY DALTON K HENERY JASON RAY HENFLING DAVID S HENLEY GWENETHA LANAE HENLEY
STEPHEN JOHN CURTIS HENLEY ANDREW JAMES HENLINE TODD E HENLINE SR TODD ERIC HENLINE JR STEVEN LEE HENNAGER SHAIN CHRISTOPHER HENNESSY KIRKLAND HENNIGAR ARIK MICHAEL HENNING WILLIAM LEE HENNING MICHAEL ANTHONY HENON CODY CHRISTOPHER HENRICHSEN
SCOTT JAMES HENRICKS JOSE HENRIQUEZ RAUL HENRIQUEZ ARTHUR HENRY III CARLON D HENRY CASEY DANIEL HENRY DERICK MAHLON HENRY DUSTIN J HENRY GREGORY A HENRY HUDSON LEE HENRY JR JADAN DALE HENRY JOSHUA HENRY KAREN ELIZABETH HENRY LAMOR A HENRY
SAMUEL J HENRY SHANNON MICHAEL HENRY TERRENCE C HENRY ERIC HENSEL ROBERT ALLEN HENSEL JANET M HENSELEIT MARK A HENSHAW AARON FORD HENSLEY BENJAMIN DOUGLAS HENSLEY BRUCE AUSTIN HENSLEY DAVID M HENSLEY GLEN HENSLEY JOSHUA T HENSLEY PENNY J HENSLEY
TENNYSON C HENSLEY DANIEL WAYNE HENSON DAVID L HENSON JAMES COLTON HENSON MICHAEL CHASE HENSON TERRY LYNN HENSON ROBERT W HEPPNER WALKER DALLAS HEPPNER CLINTON A HERBERT WILLIAM D HERBERT ALEXANDER B HERBITTER BRANDON M HERCHENBACH
DONALD KEITH HERD JR JAIME HEREDIA ORTEGA DAVID DOUGLAS HERIER JR STEPHEN HERITAGE BENJAMIN HERLACHE CHRIS HERMAN EVAN A HERMAN HOLLY JOYCE HERMAN JASON X HERMAN MARK HERMAN MICHAEL HERMAN SAMUEL PARK HERMAN MORGAN HERMANN
NICANOR HERMENEGILDO SR JON C HERMEY ALBERTO HERNANDEZ ALDAIR HERNANDEZ ALEX B HERNANDEZ ALFONSO HERNANDEZ JR ANDREA HERNANDEZ ANDRES DEJESUS HERNANDEZ ANITA HERNANDEZ ARACELIA KRISTINA HERNANDEZ ARMANDO HERNANDEZ ARNEL HERNANDEZ
BRANDON ISAAC HERNANDEZ BRYCE JAMES HERNANDEZ CARLOS ANDRES HERNANDEZ CARLOS ARTURO HERNANDEZ CARLOS DE JESUS HERNANDEZ CARRI SHEREE HERNANDEZ CASEY LEE HERNANDEZ CESAR ANDRES HERNANDEZ CHRISTIA ANGELA HERNANDEZ CLYDE HERNANDEZ
CONRADO NA HERNANDEZ CRISTHIAN ARTURO HERNANDEZ DAVID E HERNANDEZ DONAVIN R HERNANDEZ EDUARDO SARMIENTO HERNANDEZ EMILIO HERNANDEZ ENRIQUE SANTOS HERNANDEZ EPIGMENIO HERNANDEZ ERIC NA HERNANDEZ ERIC HERNANDEZ ERIC HERNANDEZ
ERICK GABRIEL HERNANDEZ FRANCISCO HERNANDEZ FRANCISCO MIGUEL ZAVALA HERNANDEZ GAVIN NICHOLAS HERNANDEZ GONZALO V HERNANDEZ JAIME ALBERTO HERNANDEZ JAIME HERNANDEZ JAMES I HERNANDEZ JESSICA HERNANDEZ JESUS DAVID HERNANDEZ JESUS HERNANDEZ
JOEL HERNANDEZ JOHN JULIAN HERNANDEZ JOHN M HERNANDEZ JONATHAN HERNANDEZ JORGE L HERNANDEZ JOSE N HERNANDEZ JUAN CARLOS HERNANDEZ JUAN G HERNANDEZ JUAN JOSE HERNANDEZ JUAN MANUEL HERNANDEZ JUAN HERNANDEZ JULIO HERNANDEZ KARLA LILIA HERNANDEZ
KEVIN M HERNANDEZ LEONEL A HERNANDEZ LEXIS Y HERNANDEZ MARTIN EDUARDO HERNANDEZ SR MARTIN HERNANDEZ MIGUEL HERNANDEZ PAUL ALBERT HERNANDEZ RADAME HERNANDEZ RAFAEL V HERNANDEZ RICARDO HERNANDEZ ROLANDO HERNANDEZ RONALD LEE HERNANDEZ
ROSA HERNANDEZ SERGIO HERNANDEZ SHAWN GILBERT HERNANDEZ STEPHEN M HERNANDEZ STEVEN HERNANDEZ ULISES HERNANDEZ VALDEMAR HERNANDEZ VICENTE A HERNANDEZ VICTOR HUGO HERNANDEZ LUIS A HERNANDEZ ARGUETA LUIS F HERNANDEZ BLANCO
LESVIA HERNANDEZ DE MARADIAGA MIRNA HERNANDEZ DE RAMIREZ FRANCISCO LUIS HERNANDEZ DIAZ ISIDORO N-A HERNANDEZ FLORES ANGEL ANTONIO HERNANDEZ GARCIA CARLOS MANUEL HERNANDEZ GAYTAN MAXIMILIANO NA HERNANDEZ LOREDO SAUL HERNANDEZ MENDOZA
JAIME HERNANDEZ ORDUNA LUIS ALEJANDRO HERNANDEZ PANTOJA PEDRO HERNANDEZ RIVERA ARMANDO ALEXIS HERNANDEZ RODRIGUEZ MAXIMO HERNANDEZ SEQUERA KEYLER MANUEL HERNANDEZ SILVA ELIAS FELICIANO HERNANDEZ YACABALQUIEJ HECTOR RAMON HERNANDEZ ZARATE
JOSE REYNALDO HERNANDEZ ZAVALA OSCAR ALEJANDRO HERNANDEZ-CAYETANO FRANCISCO MANUEL HERNANDEZ-SANCHEZ FRANCISCO HERNANDEZ-VAZQUEZ WILLIAM HERNANE BETHANY MARIE HERNDON JAMES HERNDON LORI HERNDON MARK HERNDON SETH THOMAS HERNDON
TARA F HERNDON MELCOLM HEROLD ELOY HERRADA CESAR ARMANDO HERRADA RODRIGUEZ AARON P HERRERA ALEJANDRO JAVIER HERRERA ALEJANDRO HERRERA ESPIRIDION HERRERA FRANCISCO HERRERA HERBER HERRERA HERIBERTO HERRERA JUSTIN ALEXANDER HERRERA
KEVIN HERRERA LESLIE JENNY HERRERA MANUEL HERRERA NANCY HERRERA OMAR HERRERA OSBALDO ARTURO HERRERA OSCAR SAID HERRERA OSCAR HERRERA RUBEN L HERRERA ROGELIO HERRERO TERRY R HERRICK MICHAEL B HERRIN DAVID J HERRING JERMAINE HERRING JUSTIN HERRING
LYONNELL HERRING JOHN A HERRINGTON KENNETH R HERRINGTON JR ANDREA ELIZABETH HERRMANN CLAYTON ALLISON HERRON JR JASON HERRON KYLE LYNELL HERRON NATHAN ODUS HERRON PEYTON HERRON RICHARD ALLEN HERRON SCOTT D HERRON WILLIAM D HERRON
DUANE A HERSCHBERGER ELMER J HERSCHBERGER KENNETH L HERSCHBERGER LARRY L HERSCHBERGER LARRY N HERSCHBERGER TALON Q HERSCHBERGER LARRY L HERSHEY JUSTIN EUGENE HERSMAN PHILLIP HERTENDY HAYDEN ALEXANDER HERTZ BRYCE WILLIAM HERVEY ANTHONY RAY HERZIG
MITCHELL WAYNE HERZIG MILES ALVIN HESKETT BRIAN JOHN HESLOP RYAN E HESLOP BRIAN C HESS CHAD D HESS CODY HESS DAVID C HESS KODY J HESS KODY LYNN HESS KRISTIN MARIE HESS MATTHEW HESS MICHAEL HESS PAUL HESS ROB LYNN HESS SHANON R HESS
TANNER H HESS MICHAEL HESSEL DONNA JOY HESTER FREEMAN DALE HESTER HUNTER HESTER JAMES HEATH HESTER JASON A HESTER TRENNIS COLE HESTER STEVE LEVAR HETHERINGTON KEVIN J HETRICK SEAN WILLIAM HETTRICK FRANKLIN D HEVELINE JACOB DANIEL HEWES
CARSON RICK HEWETT DYLAN JACOB HEWETT AVERY R HEWITT BRYANT K HEWITT GARY HEWITT JOHN MATTHEW HEWITT KYLE ROLAND HEWITT LOGAN M HEWITT TORIE P HEWITT TRUMAN HEWITT TYLER BRUCE HEWITT VICTORIA HEWITT ZACHARY W HEWITT LEIGH HEWLETT
NICHOLAS DAVID HEWLETT RYAN A HEWSON KELLEN W HEYDER RODRICK R HEYKOOP DUSTIN WAYNE HIBBS KAITLYN NICOLE HIBBS SAMUEL BRETT HICE ANTONIO ALEXANDER HICIANO COLE S HICKENBOTTOM LISA C HICKERSON RILEY WITT HICKERSON STEPHEN W HICKERSON
JACOB CHARLES HICKEY JACOB HICKEY JESSICA D HICKEY ROBIN HICKEY TYLOR HICKEY FLUCKE E HICKLIN ALLEN L HICKMAN MARIA L HICKMAN PATRICK MICHAEL HICKMAN PHILIP HICKMAN JAMES L HICKNER TYLER JEFFREY HICKOK ALISHA RAE HICKS BENJAMIN C HICKS BRADLEY D HICKS
BRANDON D HICKS BRIAN K HICKS BRICE HICKS CHERYL HICKS COLTON HICKS CORINNA SUE HICKS DAVID L HICKS JR ERIC C HICKS HAIDEN SCOTT HICKS JIMMY WAYNE HICKS JR JOSHUA HICKS KAITLYN DESTINY HICKS KENNETH HOWARD HICKS KYLE HICKS LANDON BROOKS HICKS
MATTHEW J HICKS MATTHEW HICKS MICHAEL EDWARD HICKS JR PATRICK J HICKS RICHARD A HICKS RICHARD HICKS ROBERT HICKS RYNE L HICKS SAMUEL JASON HICKS STEVEN MICHAEL HICKS TOMI HICKS WILLIAM J HICKS VICTOR KERON HICKSON BRYAN A HIDALGO DESHENDEN HIDALGO PERALTA
KURT L HIEBER JIMMIE CRAIG HIEBERT MARVIN DEAN HIEBERT ETHAN COYIE HIGDON EVAN BRADY HIGDON JOHN HN HIGDON TROY DENNISEE HIGDON WILLIAM ROBERT HIGDON ALEX FORD HIGGINBOTHAM CHRIS MICHAEL HIGGINBOTHAM FRANK JASON HIGGINBOTHAM CHRISTOPHER WAYNE HIGGINS
ROBERT L HIGGINS TIMOTHY HIGGINS TREVOR HIGGINS BRIAN SCOTT HIGGS KORY ALLEN HIGH MATHEW G HIGH TY J HIGH CHRISTOPHER M HIGHAM ANTHONY SCOTT HIGHBAUGH BRENT S HIGHLAND MITCHELL LEE HIGHLAND BRETT CORDELL FELIX HIGHLEY LAURY D HIGH-SCOTT
JOEL ALAN HIGHTOWER JR LORI B HIGHTOWER RILEY ALLAN HIGHTOWER STACY A HIGHTOWER KENNETH E HIGUERA LYONS BRENDA HIGUERA VALLE JOE WILSON HILBURN SAMANTHA LYNN HILBURN KENNETH JAMES HILCHEY SHANE HILDEBRAND BRENT L HILDEN CHAD HILDRETH
BRADLEY J HILFIKER BART A HILGE BURKE ALAN HILGE PAUL T HILGENBERG TYLER L HILGERT FOTIOS HILIAS KEVIN HILKER ALEX MICHAEL HILL ALEXIS HILL AMBER NICHOLE HILL ANTHONY BLAKE HILL BRAD HILL BRANDON JUSTON HILL BRIAN JAMES HILL BRIAN MATTHEW HILL
CAMERON DREW HILL CASEY ALLEN HILL CHARLES SILAS HILL II CHASE J HILL CHET MATTHEW HILL CHRISTINA HILL CHRISTOPHER K HILL CLAYTON TAYLOR HILL COLT ALEXANDER HILL DALE L HILL DANA SHAWN HILL DERRICK ELLIE HILL DESMOND AVANTA HILL DEVON HILL DONALD HILL

DUANE HILL JR FABIAN HILL FRANK W HILL GREG L HILL HENRY CORALL HILL HUNTER LYNN HILL JACK ALEXANDER HILL JAMES LAWRENCE HILL JAMES M HILL JAXON C HILL JEREMY K HILL JIM L HILL JOHN C HILL JOHN MATTHEW HILL JOHN HILL JOSHUA HILL KEITH W HILL
LIAM ANDREW HILL LISA W HILL LOGAN NICHOLAS HILL MACKIE J E E M P HILL MARCO JEMEL HILL MATTHEW AARON HILL MATTHEW LEE HILL MCKENZIE LEIGH HILL MICHAEL ANDREW HILL MICHAEL HILL MORGAN DANIELLE HILL NATHAN L HILL NICHOLAS R HILL NORMAN TYRONE HILL
PHILLIP ROGER HILL ROGER L HILL ROSE VICTORIA HILL RUSTY J HILL RYAN HILL SCOTT W HILL SETH HILL SHAWN D HILL TAMARCUS DEVONN HILL TIM HILL TODD RAY HILL TRACE WILSON HILL TYLER J HILL TYLER LEE HILL WHITNEY BRENAE HILL ZACHARY RYAN HILL ZACHARY HILL
LOGAN MATTHEW HILLEBRENNER NICHOLAS GENE HILLER MITCHELL BRENNAN HILLEY BARRY HILLGARTNER CHRISTOPHER DYLAN HILLIARD COLTON BRICE HILLIARD DUSTIN SCOTT HILLIARD MARSHALL TERRY HILLIARD SONYA MICHELLE HILLIARD TERRY E HILLIARD GABRIELLE NICOLE HILLIKER
JOHN JOSEPH HILLMAN BRIAN J HILLS DYRON ELLIOTT HILLS GARY HILLS JOSHUA HILLS KIRK ALEXANDER HILLS RAGENA GAIL HILSABECK GEORGE W HILTON III JOSHUA HILTON ROBERT HILTON JACOB A HIMBURG CHRISTOPHER J HIMELICK BRADLEY K HIMES JASON R HIMMER
JANET M HIMSTEAD JOHN D HINCHMAN DEVAN HINDMAN RB HINDMON KAILA HINDS HARRY EDWARD HINEMAN III ANTHONY S HINES CHRISTOPHER A HINES JR DREW A HINES JOHN O HINES JOSHUA DAVID HINES LANGSTON P HINES II MORGAN GRACE HINES SHIRLEY HINES
COREY LYNN HINKLIN ROMARIO Y HINOJO TARMA GILBERT TRUJILLO HINOJOS MAYRA FERNANDA HINOJOSA VICTOR JAVIER HINOJOSA DANIEL HUGO HINOSTROZA TOBY DEAN HINSHAW BELINDA GAIL HINSON ISAAK ANDREW HINSON CHRISTOPHER P HINTERSCHER KALEB D HINTON
PATRICK LEE HINTON RONALD J HINTON TONY NA HINTON ALEXANDER D HINZ AUSTIN J HINZ STEVEN L HINZMAN JOSEPH HIPPERN MITCHELL HIPWELL MATHEW G HIRE TOMOYUKI HIROSE JAYSON HIRSCHI DANIEL EDWARD HIRSCHKORN DYLAN JOHN HIRSCHKORN MATTHEW E HIRSCHL
JOSEPH M HIRT JOEL SCOTT HISKES HUNTER CHARLES HISSOM ANUJ HITAISHI HEATHER LEE HITCH LANDON N HITCHEL WILLIAM LOUIS HITCHMAN JACK D HITE JR KENDRICK M HITE SHANE OKELLEY HITT STEVEN L HITZ NICHOLE MARIE HITZEMAN MARCUS HIX JACOB CHRISTIAN HJORTH
HARLEE JAY HLEDIK MARC ADAM HOAGLUND AMILY HOANG KHAI VAN HOANG LAN T HOANG MICHAEL PHIHUNG HOANG VINCENT HOANG CHARLES JASON HOBBS DEBORA HOBBS JAMES ISAAC HOBBS STEVEN HOBBS JASON E HOBER JOSIAH JOHN HOBSON RYAN MICHAEL HOBSON
KATHERINE ELIZABETH HOCH MADELINE LOUISE HOCH TRAVIS JAMES HOCHSTEIN ALEXANDRIA PAIGE HOCK DANIEL HOCK CODY HOCKENBERRY BRETT WESLEY HOCKETT CHAD ALLEN HOCKETT JOSEPH A HOCKEY NUMAAN HODEKAR ANTHONY D HODGE COURTNEY LEWIS HODGE
GREYSON HODGE JAMES M HODGE SHELBY JOE AUSTIN HODGE COLIN RANDALL HODGES DAVID C HODGES DENNIS C HODGES JEREMEY MICHAEL HODGES KAELA EILEEN-SINGLETON HODGES KENTIERRA HODGES ROBERT WILLIAM HODGES RUSSELL LEE HODGES SHARA LANAY HODGES
TIMOTHY S HODGES WILLIAM C HODGES WILLIAM N HODGES ANITA HODGIN SKY A HODGKIN JENS R HODGSON MARYANN S HODGSON CHAD T HODNETT DAVID D HODORY DAVID G HODSON LYNN M HOEKSTRA JACKSON HOEL COLLIN M HOEPPNER VIVIAN T HOERTH SEAN GREGORY HOEVENER
SCOTT A HOF LEVI A HOFELDT ADAM J HOFF ANDREW J HOFF BRODY JAMES HOFF DANIEL J HOFF JR CASEY HOFFEDITZ ABBY MARIE HOFFELDER CAMEO DAWN HOFFELDER CHRISTOPHER JOHN HOFFELDER RYAN G HOFFIE AUSTIN SCOTT HOFFMAN BRANDON E HOFFMAN DOUGLAS A HOFFMAN
E ALEX HOFFMAN JEFF A HOFFMAN JIMMY R HOFFMAN KURT HOFFMAN LATRICE A HOFFMAN LUKE JAMES HOFFMAN MARK W HOFFMAN SPENCER HOFFMAN STEVEN G HOFFMAN TODD H HOFFMAN BRANDON M HOFFMANN ERIC CHARLES HOFFMANN TIMOTHY MICHAEL HOFFMANN
JOSHUA FREDRICK HOFMANN JORDAN M HOFMEISTER DYLAN JAMES HOGAN EMILY KAY HOGAN JOSHUA A HOGAN KAMERON LEE HOGAN KEATON ALLEN HOGAN KRISTI O HOGAN ROBERT J HOGAN SAMANTHA J HOGAN SOPHIA GRACE HOGAN THOMAS P HOGAN JORDAN A HOGEBOOM
MATTHEW HOGEL JESSICA HOGER DONALD COLE HOGGARD MAX T HOGGARD II NICHOLAS HOGGARD TRAVIS BRENT HOGGARD MICHAEL W HOGLE SHARON HOGUE JAMIE A HOHENBERGER AMANDA J HOHENSTEIN TREVOR JAY HOHENSTEIN AMY HOHL MARK STEVEN HOHLEN
TARA ELIZABETH HOHLER WILLIAM WARREN HOHMEIER JR HANS C HOHN GREGORY ALLEN HOKE PHILLIP GREGORY SILVERNAIL HOKE MATTHEW HOKER DALLAS R HOLBROOK JURELL L HOLBROOK EVAN WILBURN HOLBROOKS HUNTER HOLCOMB BENJAMIN ALEX HOLCOMBE
CHARLES A HOLCOMBE SARA ELIZABETH HOLCOMBE TRACEY LYN HOLCOMBE CALEB L HOLDAWAY COURTNEY HOLDEN DALTON J HOLDEN DAVID PAUL HOLDEN WILLIAM BRYAN HOLDEN JEFF HOLDER JOSHUA RANDALL HOLDER MARSHALL BACCHUS HOLDING-HOWELL CODY GAIL HOLDITCH
JUSTIN HOLDSWORTH BRADLEY HOLFORD MITCHELL PATRICK HOLGATE DOMINGO HOLGUIN JOSE LUIS HOLGUIN ALEXANDER DANIEL HOLIFIELD CLARENCE RONALD HOLIFIELD GABRIELLE ELIZABETH HOLIFIELD ROHAN HOLKAL RAVISHANKAR SHAUN ROBERT HOLKE THOMAS M HOLKESVIG
ABBY DORA HOLLADAY DOUGLAS R HOLLADAY ADDIE BETH HOLLAND BHTOSCHI WAYNE HOLLAND JR BRYCE ALLEN HOLLAND CHRISTY A HOLLAND DAVID M HOLLAND EDWARD DOMINICK HOLLAND GRAHAM MICHAEL HOLLAND HUNTER HOLLAND JAMAIRON ALIJAH HOLLAND
JERMAINE HOLLAND JOSHUA D HOLLAND KALEB JAY HOLLAND LOREN JAY HOLLAND MICHAEL JARROD HOLLAND NATHAN MATTHEW HOLLAND NOAH HUNTER HOLLAND THOMAS WILLIAM HOLLAND FRANKIE HOLLANDER JOHN J HOLLATZ JASON VANN HOLLAWAY ROBERT HOLLEMAN JR
HALEY CHRISTINE HOLLEN HEATH ALLEN HOLLEN JESSICA HOLLENBECK CHARLES HAROLD HOLLEY JR CRESSIE JEMAL HOLLEY DEREK STEVEN HOLLEY DORSEY HOLLEY WILLIAM ISAAC HOLLEY KYLE AUSTIN HOLLIDAY NICHOLAS R HOLLIDAY KENNETH HOLLIE MICHAEL E HOLLIFIELD
JAYLYNE TREZELLE HOLLIMAN JEFFREY L HOLLIMAN KRISTEN B HOLLINGSEAD ANTHONY HEATH HOLLINGSWORTH BETSY COLLEEN HOLLINGSWORTH COLTON HOLLINGSWORTH JAKE ALLAN HOLLINGSWORTH JORDAN COLE HOLLINGSWORTH LUKE A HOLLINGSWORTH MICHAEL HOLLINGSWORTH
SHAWN LAMONT HOLLINGSWORTH SR TRISTON WADE HOLLINGSWORTH CHRISTOPHER A HOLLIS JARRETT AUSTIN HOLLIS JASON RUSSELL HOLLIS JOHNNY WAYNE HOLLIS KORY RAY HOLLIS PAUL W HOLLIS BRIAN L HOLLISTER PAUL HOLLOMAN CAMDEN JAMES HOLLOWAY JOSEPH S HOLLOWAY
JOSHUA ADAM HOLLOWAY KEVIN HOLLOWAY TOYA Y HOLLOWAY VIVIAN L HOLLOWAY JOHN WAYNE HOLLOWELL JOSHUA SCOTT HOLLOWELL MEGAN LAUREN-ANN HOLLOWELL SANDY HOLLOWELL CADEN MARK HOLLYWOOD JAMES BRUCE HOLLYWOOD MATTHEW D HOLLYWOOD
CASEY JO HOLM DAVID GRAHAM HOLMAN DRAYTON SHEA HOLMAN JAY HOLMAN BRADLEY D HOLMES CARRIE MAE HOLMES DANIEL J HOLMES EDWARD LEE HOLMES JR GARY D HOLMES JASON E HOLMES JOSHUA RAKEEM HOLMES KELLY MARIE HOLMES MIKKI DEANN HOLMES
NATHAN R HOLMES ROGER D HOLMES RYDER ALAN HOLMES SEAN MICHAEL HOLMES STEVEN WAYNE HOLMES JR TRISTEN MICHEAL HOLMES TRISTEN HOLMES WARREN HOLMES ROBERT J HOLMWOOD NICHOLAS HOLNESS CHRISTOPHER MICHAEL HOLOMAN OLIVIA HOLOWINSKI
ANTHONY R HOLSTEIN MICHELE HOLSTROM ANDREW LESLIE HOLT CHRISTOPHER A HOLT CHRISTOPHER T HOLT COLIN HUNTER HOLT DARRIUS CORNELIUS HOLT DAVID L HOLT DENNIS J ALLEN HOLT JACKSON HOLT JACOB HOLT JOSHUA E HOLT JOSHUA MICHAEL HOLT MATTHEW GLENN HOLT
MATTHEW S HOLT RYAN CONNOLLY HOLT STEPHANIE CHERISH HOLT TANNER L HOLT SARAH HOLTEBECK RANDALL E HOLTKE MARK A HOLTMAN CLAYTON JOSEPH HOLTON DERRICK RYAN HOLTON JASON R HOLTON TERRY D HOLTON ALEC JORDAN HOLTREY CHARLES E HOLTSCLAW
JORDAN HOLTSCLAW TED KENT HOLTZ MICHAEL M HOLTZBACH CHRISTOPHER C HOLY CHRISTOPHER LANE HOLYFIELD MATTHEW HOMENEY CHAD S HON CHAD HON JR LARRY HONAKER SCOTT E HONAKER BRYAN J HONCIK BETTINA MARGUERITE HONEYCUTT SONG-JUN HONG
MATTHEW WILLIAM HONGELL CRYSTALYN MICHELLE HONKONEN SCOTT D HONKONEN BRIEN HONN MATTHEW JAMES HONNOLL ROBERT LEE HONS VICTOR HONS JOSHUA HOOD JOYCELYN NICHOLE HOOD MARK ANTHONY HOOD JR MATTHEW HOOD RYAN C HOOD RYAN PATRICK HOOD
STEVEN LEE HOOD TIMOTHY W HOOD BRYON HART HOOK MICHAEL HOOK DELBERT HEATH HOOKER JOHN TAYLOR HOOKER JONATHAN PAUL HOOKER GWENDOLYN A F HOOKS ISAIAH D HOOKS MICHAEL ROBERT HOOLIHAN BLAKE M HOOPER DYLAN CHRISTOPHER HOOPER
KADEN EDWARD HOOPER KELVIN HOOSANIE ALEXANDRA NICOLE HOOSE DAVID HOOTEN BRYAN R HOOVER OSCAR WAYNE HOOVER JR RICHARD LOY HOOVER SCOTT HOOVER TERRY LEE HOOVER RODNEY F HOPE KEVIN HOPF LUKAS HOPFER AARON JAMES HOPKINS ANTHONY N HOPKINS
ASHLEE NIKOLE HOPKINS BARBARA HOPKINS BEAU BRADLEY HOPKINS BRUCE HOPKINS CHASE J HOPKINS CODY NICHOLAUS HOPKINS DEKOTA J HOPKINS DUSTIN COLE HOPKINS DUSTIN R HOPKINS EARL RAY HOPKINS JAMIE HOWLE HOPKINS LEO J HOPKINS III MARCUS VANGOSS HOPKINS
MARY W HOPKINS NOAH HOPKINS OLANDO R HOPKINS PATRICK B HOPKINS RHETT ZAKARY HOPKINS SHELBY BEARD HOPKINS TANNER SETH HOPKINS TASHAYNNA DEONNE HOPKINS TIMOTHY J HOPKINS AMANDA JEAN HOPP DUSTIN ROBERT HOPPER JOHN CALEB HOPPER LESLIE H HOPPER
MICHAEL TALYN HOPPER RICKY HAYDEN HOPPER WALTER L HOPPER JR JOSHUA BRIAN HOPPERTON ROBERT T HORAN JR SEAMUS M HORGAN KATSUAKI HORIKIRI NATHAN RANDALL HORINE DENNIS CARLILE HORN DUSTIN MICHAEL HORN EMILEE HORN JACK CURTIS HORN III JACKI L HORN
JIMMY LEE HORN PATRICK M HORN TIMOTHY ERIC HORN TRENTON HORN GARRETT MORGAN HORNBACK JAMES SCOTT HORNBACK JOHNATHAN HORNBECK BRETT THOMAS HORNE COLTON ELY HORNE JOHN WESLEY HORNE JR MAXINE LOVE HORNE MICHAEL R HORNE TAURSUS ONEIL HORNE
KARA K HORNE ZEIMET BENJAMIN ALAN HORNER JAMIE N HORNER KENTON D HORNER JAMES S HORNSBY WILLIAM C HORNSBY WILLIAM SHANE HORRELL ADAM Z HORREX DANIEL HORTA AMY LYNNE HORTON BRYAN W HORTON CALEB HORTON CONSTANCE SHAUNTERRA HORTON
DONALD STEVEN HORTON FRANQUINTUS NARYAN HORTON MATTHEW RYAN HORTON MICHELLE ANNE HORTON OMARU WILLIAM RUFUS HORTON RAYQUAN TREVELLE HORTON ROBERT HORTON SAVIOUR POMAIKA'IKEALOHAMAIKAUAOKALANI HORTON SHAWNEE D HORTON SHAY A HORTON
STEVE E HORTON TONEY HORTON TRAVIS C HORTON WILLIAM M HORTON JOHN HORVATH RONALD DWAYNE HOSCH DIRK HOSEIN IDREES F HOSEIN RANDY HOSEIN RASHEED TARIQ HOSEIN KEVIN L HOSEY AUSTIN ROSS HOSKINS DILLON T HOSKINS ERIC RASHAD HOSKINS JACOB LEE HOSKINS
MARCUS HOSKINS R S HOSKINS JEFFERY HOSTETLER TIMOTHY J HOSTY JALLALUDDIN HOTAKI SHAWN HOTALING KYLE W HOTCHKIN JUSTIN D HOTH JOHN VICTOR HOUART JR SETH HOUART ROSS ANTHONY HOUCHENS KEVIN SCOTT HOUCK NICHOLAS SHEA HOUDE VICTOR GREGORY HOUGESEN
MATTHEW DEAN HOUGH BRIAN HOUGHTON ADAM HOUSE COREY DARNELL HOUSE DREW A HOUSE ERNEST BRANDON HOUSE JACKSON RYAN HOUSE JEFFREY R HOUSE JORDAN HOUSE KYLE JOSEPH HOUSE LAUREN MELANE HOUSE MATTHEW COLEMAN HOUSE NICHOLAS JAMES HOUSE
RICKY D HOUSE THOMAS W HOUSE TONI R HOUSE AARON M HOUSEL MADISON SUANN HOUSEL KEVIN DOYLE HOUSER TOD N HOUSLEY AUBREY D HOUSTON HANNAH HOUSTON JAMES EDWARD HOUSTON JASON W HOUSTON JODI MELINDA HOUSTON LYNWOOD SENTELL HOUSTON
NATHANIEL HOUSTON PATRICK W HOUSTON SHAMARCUS HOUSTON WALKER LEE HOUSTON JONATHAN A HOVE EUGENE E HOVIS JILES LUCIUS HOVIS IV ADAM T HOWARD ANTONIQUE MIA HOWARD ARIEL NICOLE HOWARD BRIANNA NICHOLLE HOWARD BRYSON JAMES HOWARD
CHRISTOPHER ARBIE HOWARD CHRISTOPHER D HOWARD CHRISTOPHER W HOWARD JR CLIFFORD K HOWARD DANIEL HOWARD FREDERICK BERNARD HOWARD JASON LEE HOWARD JEFFERY MICAH HOWARD JEREMY HOWARD KENNETH E HOWARD KYLE EVAN HOWARD MARTIN C HOWARD
MATTHEW L HOWARD MICHALE ANDREW HOWARD NATHAN TEDDER HOWARD NEAL HOWARD NORMAN HOWARD JR STEPHEN D HOWARD STEVEN GREGORY HOWARD THOMAS E HOWARD TIMOTHY L HOWARD TYRONE E HOWARD JEFFREY HOWARTH JESSICA HOWCROFT BRYAN MICHAEL HOWE
DOUGLAS E HOWE MATTHEW MICHAEL HOWE MICHAEL ALAN HOWE MOLLY J HOWE RICKY EDWARD HOWE WHITLEY MARIE HOWE ADAM HOWELL BRADLEY HOWELL CARLTON WESLEY HOWELL DREW HOWELL DUSTIN W HOWELL JAMES W HOWELL JAMES HOWELL JAMIE C HOWELL
JENNIFER LYNN HOWELL JOSHUA JOSEPH HOWELL KENNETH L HOWELL MICHAEL LEE HOWELL PHILIP K HOWELL RONALD LEE HOWELL JR ROY L HOWELL SAMUEL LIDE HOWELL SETH D HOWELL TONICE LATABLIS HOWELL TRAVIS J HOWELL LANCE HOWELLS KENDALL HOWERTON
DYLAN THOMAS HOWIE SAMUEL ANDREW HOWIESON CHARLES WAYNE HOWLE III CHARLES WAYNE HOWLE JR DANNY R HOWLE THOMAS WILLIAM HOWLE III TREVOR LAWRENCE HOWLE ZACHARY MICHAEL HOWLETT ELIJAH JAMES MADISON HOWSE III FRANKIE L HOWZE DAVID HOYE
CHASE ROBERT HOYER CLIFTON GUNNAR HOYLE ROBERT L HOYLE ANDREW JUSTIN HOYT LUCAS WILLIAM HRABANEK BRIAN HRABIK JOHNAH G HRABOWY OWEN MICHAEL HRITZ NICHOLAS J HROMALIK GHASSAN HROUT NESTOR HRYCUN BRYAN W HUANG HARLEY NA HUANG
ROLIN W HUARINGA HINOSTROZA ROBERT F HUBA NATHAN K HUBARTT ADEN RAY HUBBARD ALLEN HUBBARD GARRETT CHANDLER HUBBARD JOEY HUBBARD JUSTIN KEVIN HUBBARD MICHAEL HUBBARD TYSON HARMON HUBBARD IV CALVIN REX HUBBLE ROCHELLE DAWN HUBBLE
SETH M HUBBLE TOBY J HUBER DANIEL JASON HUBKA ROBERT A HUBLER KOLBY W HUBSTER KENNETH GAVIN HUCKABEE JONATHAN KEVIN HUCKABONE STEVEN DELMER HUCKABY JR SAMUEL E HUCKS LEE A HUCKSTEP TYLER S HUDACH STEPHEN BRUCE HUDAK JESS N HUDDLESTON
CHRISTOPHER TYLER HUDGENS JD HUDGENS JOSHUA DYLAN HUDGENS JUSTIN DAVID HUDGENS BRETT HARRISON HUDGINS MICHAEL C HUDGINS SAMUEL JOSEPH HUDNALL KIMBERLY ANN HUDNELL BRETT THOMAS HUDSON BRIAN LEE HUDSON BRYAN HUDSON BRYSON ALEXANDER HUDSON
JAMES E HUDSON JAMES HUDSON JEFFERY V HUDSON JOSHUA KYLE HUDSON LAURA HUDSON MATTHEW RICK HUDSON MICHAEL R HUDSON PAUL SHAWN HUDSON JR PAUL SHAWN HUDSON ROBERT HUDSON SEAGER HARMON HUDSON SHAMIKA DANYELLE HUDSON STEPHANIE J HUDSON
KURT W HUELSMAN ALEJANDRO HUERTA MATEO HUERTA REYNALDO HUERTA DAVID R HUESMAN AARON J HUFF ASHTON N HUFF AUSTIN LEWIS HUFF BRIAN R HUFF BRYCE EVERETT HUFF CONNOR HUFF JORDAN REESE HUFF LARRY WAYNE HUFF JR LUCAS LORENZO HUFF MATTHEW J HUFF
MITCHELL DEE HUFF PAIGE HUFF PERRY LEWIS HUFF PHILLIP KEITH HUFF JR RUSSELL DALE HUFF JR SCOTT H HUFF STEVEN C HUFF TAYLOR R HUFF TRACY D HUFF TRISTON HUFF STEVEN CORY HUFFINE ALYSSA NICOLE HUFFMAN BENJAMIN L HUFFMAN DERECK T HUFFMAN GARY D HUFFMAN
GRANT HUFFMAN KAYLIE MICHELLE HUFFMAN MICHAEL A HUFFMAN RYAN B HUFFMAN ANDREW MICHAEL HUFFNER CASEY MICHAEL HUFFSTETLER JASON HUFFSTUTLER JEANNIE LYNN HUFTEL RICK MERRILL HUFTEL ZACHERY CLEO HUG KIMBERLY A HUGG ERIC JAMES HUGGARD
DAVID C HUGGINS JOHN AUSTIN HUGGINS MARKEL SOUTHAM HUGGINS SANDRA ELLEN T HUGGINS SHAWN HUGGINS SR TROY HUGGINS TRAVIS J HUGHART ANDREW STEPHEN HUGHES ANGELA D HUGHES ANGELA M HUGHES ANTHONY ALEXANDER HUGHES BRIDGET HUGHES
BRYLEE NICOLE HUGHES CHRISTOPHER ROBERT HUGHES DANIEL SETH HUGHES ERIK HUGHES HAMILTON CHANCE HUGHES HUNTER HUGHES ISAAC EDWIN HUGHES JAMES NICHOLAS HUGHES JAMES ROBERT HUGHES JEFFREY TYLER HUGHES JOHN C HUGHES JOSHUA M HUGHES
KADEN JAMES HUGHES KENNETH W HUGHES KYLE J HUGHES LYNNE HUGHES NELSON T HUGHES NICHOLAS DEAN HUGHES NOAH T HUGHES PAYTON CHARLES HUGHES RILEY HAYWARD HUGHES RYAN W HUGHES STEPHAN ALLAN HUGHES STEVEN R HUGHES TAYTE HUGHES
TERENCE ALAN HUGHES WILBUR LEWIS HUGHES IV JUSTIN HUGHEY NARANJUS JACOBI HUGHLEY CAMBRYN LEE HUGIE BRADLEY T HUGO SHARON HUGO AMBERLY A HUGULEY BODIE ALLAN HUHTA ANDY HUI MIGUEL A HUICHAPA AVILA BLAKE ANDREW HUISMAN TYLER J HUISMAN
ANTONIO HUIZAR ANTHONY LEVI HULGAN TRAVIS HULIN JAMES R HULL KENNETH E HULL III MICHAEL HULL REBECCA ANN HULL AMY LEA HULLINGER STONE M HULLINGER BRANDON MURRAY HULSE MARK A HULSER TRISTAN KYLE HULSEY MARK A HUMMEL KEITH A HUMPHRES
AZHEA SAREA KIARA HUMPHREY BILLY W HUMPHREY DAVID HUMPHREY JAMES E HUMPHREY LATRYCE MICHELLE HUMPHREY RYAN HUMPHREY TRAVIS E HUMPHREY BRANDON D HUMPHRIES BRANDON HUMPHRIES JAXON BLAINE HUMPHRIES SCOTT ALLEN HUMPHRIES
MICHAEL AUSTIN HUNDVEN TAYLOR HUNEYCUTT JANTZEN REESE HUNSAKER TYLER HUNSBURGER BRANDON CHRISTOPHER HUNSINGER CALEB RYAN HUNSINGER CHRISTOPHER M HUNSINGER JASON W HUNSINGER JOSHUA D HUNSINGER BRIAN ALLEN HUNT BROOKE JORDAN HUNT
CHRISTOPHER HUNT CORY CALEB HUNT DERRICK LYNN HUNT DYLAN R HUNT GRAHAM REGINALD HUNT HAROLD HUNT HEATH HUNT JONATHAN TODD HUNT KENNETH HUNT KYLE HUNT NATHAN HUNT REECE HUNT SEAN M HUNT SETH MICHAEL HUNT SHANNON WAYNE HUNT
WENDELL HUNTE CAMERON ISAIAH HUNTER DOUGLAS HUNTER DUSTIN DUDLEY HUNTER ERIC CHARLES HUNTER JAMARR HUNTER JAMES DANIEL HUNTER JR JERNEIL LEON HUNTER JOHNATHAN JAMES HUNTER JOSHUA MORGAN HUNTER JULIUS ANDREW HUNTER JUSTIN ANGELO HUNTER
LARRY W HUNTER MARIAH HUNTER MONTRELE D HUNTER QUENTIN DAN HUNTER RICHARD F HUNTER ROBERT ISSAC HUNTER ROBERT J HUNTER II ROBERT O HUNTER SAMANTHA R HUNTER SAUNDRA E HUNTER SCOTT HUNTER SEAN M HUNTER THOMAS N HUNTER ZACHARY HUNTINGTON
CRAIG HUNTLEY JR LUCAS A HUNTLEY WILLIE KING HUNTLEY JOSHUA A HUNTSMAN CHAD LADELL HUNWARDSEN JR RICK A HUOT JOSHUA MICHAEL HUPP DARYL JOSEPH HURD KYLE R HURD MICHAEL G HURD ANDREW HURDLE AUSTIN GREGORY HURDLE JACOB CHARLES HURDSMAN
CODY L HURLBERT GARET L HURLBERT MICHAEL JON HURLEY TOM HURLEY JEFFREY L HURNI LAUREN HURRELL AL DARRIUS DEWAYNE HURST CODY LEE HURST JASON DEMETRIUS HURST JOHN C HURST JOHNNIE E HURST JOSHUA KENTRELL HURST JOSHUA WAYNE HURST DANNY E HURT
TIMOTHY M HURT ALEJANDRO HURTADO EFRAIN A HURTADO GASPAR HURTADO SAIN HURTADO JR SAIN HURTADO DAVID EDUARDO HURTADO GONZALEZ ANDREW S HURTIG BRIAN HUSS HOUSTON DANIEL HUSS SYED HUSSAINYMOINUDEEN MEGAN LAUREN HUSSEY
WILLIAM CHARLES GRANT HUSSEY CAINE HUSSEY-DERRER ANTHONY J HUSTON LORI HUTCHERSON MADISON HUTCHERSON CHANCELLOR HUTCHESON MICHAEL D HUTCHESON ZACKERY WAYNE HUTCHESON JERRALD BERT HUTCHINGS JR TIMOTHY MICHAEL HUTCHINGS
ALVIN DELEONARD HUTCHINSON CHRISTOPHER MICHAEL HUTCHINSON DALTON ELIJAH HUTCHINSON JOHN BRANDON HUTCHINSON TAMMY LEE HUTCHINSON CHARLES CALVIN HUTCHISON III JONI HUTCHISON KENNETH F HUTCHISON RYAN JOSEPH HUTCHISON TERRY C HUTH
MICHAEL J HUTNAK JOHNATHAN CODY HUTSELL LEVI THOMAS HUTSELL ABILL RILEY HUTSON JEREMIAH J HUTSON GREGORY SCOTT HUTTO JACE RYLAN HUTTO JESSICA CRIDER HUTTO NEOMIE JEAN HUTTO KENT M HUTTON TURNER PHILIP HUTTON WILLIAM M HUTTON JONATHAN L HUX
BENJAMIN JAMES HUXTABLE LISA HUYNH NAM D HUYNH GEUMHO HWANG ANTHONY C HYATT CAMERON HYATT CHELSEA HYATT JOHN PAUL HYATT SETH ROBERT HYBARGER CHRIS JEFFREY HYDE JAMES RICHARD HYDE JR JONATHAN HYDE JUSTIN EDWARD HYDE LARRY J HYDE
LAURA M HYDEN TODD RANDLE HYDEN TIMOTHY MARK HYER CHASE EDWARD HYLAND KEITH JOHN HYLAND JAMES W HYMAN RANDAL S HYMAN ROWLAND G HYMAN TIMOTHY HYMAN JAMES C HYMAS ROBERT HYNES MARCIA SUE HYSELL CATHERINE M HYTEN ANTHONY IANNACITO
ALFREDO IATONNA ESMERALDA A IBACH ISAAC JACOB IBANEZ JOSE IBANEZ IGNACIO IBANEZ BATRES FERNANDO IBARRA FERNANDO IBARRA JOSE ANTONIO IBARRA NARCISO IBARRA TRUJILLO DIANA TERESA IBARRA-GOMEZ BASILA BARVIN SYED IBRAHIM MEERAN AATHIL IBRAHIM
MICHELLE IBRAHIMI MAKOTO ICHIHARA PATRICK ICKES DAVID IDE GARRETT ALLEN IDLETT RICHARD A IDLETT JR NATHANIEL IERY DOUGLAS L IFFERT CHAD M IFLAND RAZEEN IFTHIKHAR JACOB ISRAEL IGARTUA ROY M IGNACIO AGNIESZKA IGNACIUK ANTHONY IHEOZOR EVAN IINUMA
LESLIE N IKEDA-PAPALII JACK A ILER ALEXANDER JOHN ILES BRITTANY ANNE ILES DAVOR ILIC LENA MARIA ELISE ILLE MAKOTO IMAMURA ANDREA CHRISTINE IMERAJ MARK CHRISTOPHER IMLER KIMBERLY CULLIS IMM SAMSON IMONODE ANTHONY J IMPASTATO LEONARD IMPASTATO
TRENTON ALLEN IMUS ELIJAH PAUL INABINET TRAVIS INAY JAEME KALEIKAUMAKA INAY-KEKAHUNA JAMES INCE DEREK JONATHAN INCOGNITO LOUIS R INCROCCI JOHN BRANDON INCZAUSKIS PATRICK W INDERWISH BANE LEE INFINGER RENITA S INGAL JAMES VERNON INGLE
REGAN MICHELLE INGLE GEORGE S INGLIS KIP S INGMANSON CHRISTOPHER P INGRAHAM ANDREW A INGRAM BRANDON SCOTT INGRAM BRI A INGRAM CHRISTOPHER L INGRAM DEREK J INGRAM HALEY HOWELL INGRAM JACOB L INGRAM JOHN COLDEN INGRAM JONATHAN INGRAM
JORDAN TAYLOR INGRAM KYLE R INGRAM STEVEN S INGRAM TRENTSTON SCOTT INGRAM AXEL ENRIQUE INIGUEZ EDGAR INIGUEZ DAVID Y INMAN ZACHARY D INMAN GARRETT R INNIS DAYRON INTERIAN HERRERA EDDY F INTERIANO DYLAN INTHAPANYA JUANANGEL IPINA ANTHONY IRELAND
CHRISTOPHER IRELAND COLBY SHERMAN IRELAND JAMES M IRELAND JOHN CHRISTOPHER IRELAND KEVIN IRISH KOREY IRISH NICOLE P IRISH TEAGAN LEE IRISH JOSEPH JOHN IRMITER EMMA MARIE IRONS BRIAN J IROZ CRISTOBAL IRRIBARRA CHAD IRSCHICK STEFANO REINALDO IRSCHITZ
BARRY K IRVIN FOSTER L IRVING SPENCER C IRVING CHRISTOPHER ISAAC DELONTA JAMES MARTEZ ISAAC KEVIN B ISAAC MAKESI ISAAC THOMAS E ISAACS CEDRIC JAMES ISAACSON CALEB JORDAN ISAM SHANE J ISAM JAMES ROBERT ISBELL JOEY YOUNG ISBELL LUCAS DANIEL ISBELL
LUCAS WYATT ISBELL RANDY R ISBELL GREGORY C ISELEY BLAKE TYLER ISENBERG CULLEN ISENBERG DANIEL BUCHANAN ISGETT KAYLEA JUNE ISHAM FLORISSA HILL ISHMAN SHYAKA ISINGIZWE JESUS A ISITA-BARRAGAN KIM NGOC ISLAS BEAU KENTRELL DAVID ISOM RAFAEL ITZEP
BRADLEY K IVERSON JUSTAN K IVERSON HOWARD R IVES JONATHON PAUL IVES JOSHUA RYON IVES KURT A IVES CONNIE LYNN IVEY QUINTON IVEY GAVIN IVIE JESSICA IVY LEE ALLEN IWAN JOHN CHESTER IWANCIO MOHAMAN IYA BEREKET TAREKEGN JABAMO SHAGUFTA JABEEN
PATRICK L JABLONSKI RYAN D JABLONSKI FRANCOIS-XAVIER JABOUR CURTIS JABUSCH NICHOLAS JABUSCH ANDRZEJ JACEWICZ BRUCE A JACHE CHANDLER RAY JACK KYLE EDWARD JACKIMOWICZ ROY LEON JACKMAN BRITTANY EILEEN JACKS MARK A JACKS ALISHA NICHOLE JACKSON
ALLEN DEVON JACKSON ANDREW C JACKSON ARMEZ T JACKSON BRADEN ALAN JACKSON BRADY ODELL JACKSON BRADY SAMUEL JACKSON BRENT ALAN JACKSON BRETT M JACKSON BRIAN T JACKSON CAMREN MARK JACKSON CARLYLE EARL JACKSON CHAD M JACKSON
CHARLES GARRETT JACKSON CHRISTINA MARIE JACKSON CHRISTOPHER PATRICK JACKSON CODY L JACKSON CODY JACKSON DAMIEN A JACKSON DANIEL JACKSON DANNY JACKSON JR DARIUS DESHAWN JACKSON DAVID ANDREW JACKSON DEREK TODD JACKSON DERRIK C JACKSON
DEVIN DURAN JACKSON DONALD KENT JACKSON DONALD RAY JACKSON JR DUSTIN C JACKSON DUSTIN COLBY JACKSON DYLAN LEE JACKSON EMILE JACKSON ERIC CHRISTOPHER JACKSON GARRETT ANDREW JACKSON GARY WAYNE JACKSON GREGORY WADE JACKSON JACOB JACKSON
JAMES CHARLES JACKSON JR JARED JACKSON JEFFERY A JACKSON JEFFREY J JACKSON JEFFREY SCOTT JACKSON JEREL DANTE JACKSON JEREMY A JACKSON JEREMY JACKSON JOHN JAMES JACKSON JUSTIN KEITH JACKSON KAMRON JACKSON KELVIN TYRONE JACKSON
KENZEL DELANO JACKSON KROFTON MARCUS JACKSON LEON THOMAS JACKSON JR LINDA L JACKSON LORENZ JACKSON LORENZA PHIL JACKSON LUCAS CHARLES JACKSON MARK COLBY JACKSON MICHAEL CHASE JACKSON MICHAEL JOE JACKSON MICHAEL NA JACKSON MICHAEL JACKSON
MICHEAL A JACKSON MILES CARTER JACKSON NICHOLAS JACKSON OTIS GEORGE JACKSON JR PAUL JACKSON RANDALL JACKSON RICO A JACKSON SR SAMANTHA JOY JACKSON SAMUEL JAY JACKSON SCHLONDIA S JACKSON SHEREE L JACKSON STEVEN DEVON JACKSON THOMAS J JACKSON
TIMOTHY WAYNE JACKSON TODD JACKSON WAYNE A JACKSON WILLIAM MICHAEL JACKSON WILLIAM JACKSON MARY GRACE JACOB CHRISTOPHER MCLEOD JACOBI CHRISTOPHER R JACOBIK ROBERT JACOBIK JOSEPH A JACOBIN JR FERMIN JACOBO JUAN ANTONIO JACOBO
RAMSES SALVADOR JACOBO YASMINE GUADALUPE JACOBO CHAD JACOBS CHRISTINA BETH JACOBS DAVID JACOBS JAMES R JACOBS JERRY LEE JACOBS JOHNNY E JACOBS JOSHUA W JACOBS JOWAN CHAVEZ JACOBS KENTON M JACOBS MEGAN ASHLEY JACOBS NICHOLAS JACOBS
RICKY GLENN JACOBS JR ROB JACOBS TITAN JACOBS TRUMAN MARCUS JACOBS WILLIAM P JACOBS BAILEY JACOBSEN BRIAN KEITH JACOBSEN MATTHEW JACOBSEN SEAN JACOBSEN COREY JACOBSON HAYDEN JAMES JACOBSON JAMES JACOBSON DAVID A JACOBUS JUSTIN FRANCIS JACOBY
JOSHUA D JACOT KENNETH SHANE JACQUE CALEB G JACQUES WILLIAM BRODY JACQUEZ FILIBERTO JACUINDE SANJANA JADHAV JOSHUA JADOS SHANE MICHAEL JAEGER SHORON DANIEL JAEGER ZACHARY K JAEGER MICHAEL J JAEKE ABHINASH JAGAI VIGNESH HARIHARAN J JAGANATHAN T
RICARDO JAGDEO VISHAL JAGESSAR KYLE CHRISTOPHER JAGLAL PRADIP JAGTAP IMRAN JAHIR HUSSAIN WILLIAM EARL JAHN LEIGHTON JAHNA AMBER L JAHNKE ALEX JAHOOR ESTEBAN DANIEL JAIME JULITO CESAR JAIMES HEBER IMANOL JAIMES LEON VICTOR HUGO JAIMEZ
ISHAN SANJAY JAIN SAMYAK JAIN JAISURYA J JAISANKAR M MOHAMMED KAIF JAKIR HUSSAIN JAKIR HUSSAIN NAINA MOHAMMED JOSE LUIS JALPA SHABANA JAMAL YASAMAN JAMALIPOUR SOOFI ALLAN K JAMES ANDREW P JAMES ANDREW RYAN JAMES ANGELO JAMES
ANTHONY TERELL JAMES AUTUMN MIST JAMES BILL JAMES BRIAN JAMES BRYAN R JAMES CLYDE JERROD JAMES CODY S JAMES DENNIS JAMES ERNEST C JAMES ETHAN JAMES GARRETT PRICE JAMES GEORGE L JAMES JR GREG JAMES KENRICK JAMES MAGEN LESHAWN JAMES
MICHAEL ADAM JAMES PAUL HAMMACK JAMES PRESTON JAMES RICHARD KENNETH JAMES SAM A JAMES SAMANTHA L JAMES SEBASTIAN ODELL JAMES TARYN JAMES TRISTON CLIENT JAMES WAYNE J JAMES DAVID A JAMESON AUSTIN T JAMISON CAMRON J JAMISON DALON JAMISON
KIERAN JAMISON LACRAIG DESHAWN JAMISON RHONDA S JAMISON TERRANCE JAMISON JESSE ANDRZEJ JAMROGA LALEH JAMSHIDI FAR DAVID JANAS BEN JANAWAY RANDY JANDA DARIEN JANICKER JAVEN JANIK BRENDAN M JANSEN CHRISTOPHER M JANSEN LAWRENCE JANSEN
PATRICK L JANSEN RAYMOND JANSEN BARBARA V JANSON JEFFREY L JANSON ROBERT JANSSEN FORREST HALE JANUARY JOHNNIE E JANUARY BOYER JANVIER MATTHEW R JAPCHEN DAVID JAQUAY JARED J JAQUES ELEAL FABIAN JARAMILLO HERRERA MELISSA A JARECKI
WILL CAMERON JAREMA ANISH JARIWALA DALLAS N JARRED BILLROY JARRETT DALE LEE JARRETT RICHARD E JARRETT ROSE L JARRETT BRANDON LELAND JARVIS JACOB RICHARD JARVIS JONATHAN JARVIS MATTHEW JEFF JASKILKA ANDREW JASMIN CHRISTOPHER JASPER DAVID L JASPER
JATON JASPER JOEY JASPER STEVEN WILLARD ISAIAH JASPER JAIVEER JATANA PRABJOT JATANA RAYSEAN DARRELL JAUNES EMILIO JAUREGUI SALAS MICHAEL R JAURIGUE KYLE CAINE JAVENS BRIAN DAVID JAWISH ALOYSIUS A JAWORSKI HARSHINI JAYAPAL PRAKASH JAYAPANDI
JEEVA JAYARAMAN SKYLER DAWN JAYNES TRAVIS HUNTER JAYROE WILLIAM G JAYROE JR DIEUSEUL JEAN-CHARLES JONATON JEANTY RYAN HENRY JEDRA BRANDON JEDRZEJEWICZ SHIRANI JEEVANAYAGAM CARA JEAN JEFFCOAT ELVIN LEE JEFFCOAT KAYLA JEFFCOAT MITCHELL R JEFFCOAT
CHRISTEN BRYCE JEFFERS CODY MICHAEL JEFFERS PAUL E JEFFERSON HAYDEN PAUL JEFFORDS MICHAEL D JEFFORDS ANGELA RENE JEFFREY BRANDON JEFFREY DAVID JEFFREY JOHNNY J JEFFREY KYLE JEFFREY BENJAMIN LEE JEFFRIES TROY RUSSELL JEFFRIES SATHISHKUMAR JEGANATHAN
ASHLEY D JELLISON DANIELLE ROSE JELLOE ALEXANDER DAVID JOHN JENKINS AMBER RENE JENKINS AMY D JENKINS ANTHONY BRADFORD JENKINS ASHTON GAGE JENKINS BILLY L JENKINS BRENT C JENKINS BRIAN E JENKINS BRIGITTE S JENKINS BRITTNI JENKINS CADE LUCAS JENKINS
CALEB C JENKINS CALEB MICHAEL JENKINS CALEB SIDNEY JENKINS CAMBEL LEE JENKINS CARLOS JENKINS CHRISTOPHER TODD JENKINS CODY JENKINS CONDIE ANDREW JENKINS DAKOTA TY JENKINS DEREK H JENKINS ERIC CHARLES JENKINS GASTON JENKINS JASON H JENKINS
JOSHUA PAUL JENKINS JOSHUA ZACHARY JENKINS KIMBERLY A JENKINS KOLTEN MILES JENKINS LEVI MCKAY JENKINS LILLIE MAE JENKINS LUCAS GENE JENKINS MICHAEL E JENKINS NOLAN JENKINS RANDY P JENKINS RICHARD JENKINS ROBERT LEE JENKINS SKYLER W JENKINS
STEVEN RYAN JENKINS TAURIS JENKINS TOMIKI BERSHAW JENKINS WILL THOMAS JENKINS ZACKERY J JENKINS KENNETH M JENNINGS KWASI OMAIR JENNINGS LAURA ELIZABETH JENNINGS LAWRENCE JOSEPH JENNINGS MITCHELL WAYNE JENNINGS PHILLIP JENNINGS ROBERT EVAN JENNINGS
ADAM W JENSEN AMBERLEE JENSEN ASHLEY MARIE JENSEN AUSTIN J JENSEN AUSTIN S JENSEN BRADEN RICHARD JENSEN CARTER DOUGLES LEE JENSEN CHRISTOPHER JENSEN COOPER CARL JENSEN COOPER JOSEPH JENSEN COREY T JENSEN CRYSTAL JENSEN DEREK BLAKE JENSEN
DREW S JENSEN GREGORY DELORE JENSEN HOLLIE ALYSSA JENSEN HUNTER T JENSEN JACOB D JENSEN JADEN J JENSEN JAKE JENSEN JAMES RILEY JENSEN JARED JENSEN JEREMY JENSEN LIAM TAYLOR JENSEN MARK W JENSEN MATTHEW S JENSEN MICHAEL EDWARD JENSEN
MICHAEL W JENSEN SEBASTIAN ZACHARY JENSEN TRAVIS W JENSEN CHASE T JENSON TRENT A JENSON JASON L JENTZSCH EUGENE B JENYO GARRETT LANE JEPPESEN JADEN C JEPPESEN RILEY RON JEPPESEN CHRISTIAN E JEPPSEN MINDEE S JEPPSEN RANDY JEPPSEN MATTHEW JERABEK
JARED J JERKINS BRENDON P JERNIGAN BRIAN C JERNIGAN BRYSON EDWARD JERNIGAN CARSON PAUL JERNIGAN CHARLES KEVIN JERNIGAN ROY CLIFTON JERNIGAN NATHAN P JEROME NOEL P JEROME ERIK JESENOVEC SANDRA JESKE ELIZABETH JESSEN ETHAN YOUNG JESSEN
CHRISTOPHER JESSOP DILLON JESSOP JEDEDIAH DANIEL JESSOP MICHAEL F JESSOP CHRISTEN LEE JESTER KEVIN DARYL JESTER JOHN JOSEPH JESUS JR MICHAEL C JETT JOHN JEU DE VINE AUSTIN JAMES JEWELL CODY AUSTIN JEWELL TIMOTHY JEWELL JOEL I JEWETT TODD W JEX
BILLGATES NAVAMANI JEYA SEELAN PRIYADHARSHINI G J JEYAPRAKASH G K SELVARAJAN JEYARAJ JOSEPH LEONARD JEZIORSKI MICHAEL JEZIORSKI BO JIA LU JIANG YAN JIANG JAMES T JILCOTT JULIAN A JILCOTT III TRAVIS WADE JILES WILLIS E JILES AIDAN JIMENEZ ANA VICTORIA JIMENEZ
ANTHONY G JIMENEZ BEVERLY JIMENEZ ERIC ANTHONY JIMENEZ ERICK JIMENEZ FAVIAN JEREMY JIMENEZ GADDIEL JIMENEZ JOSE ADRIAN JIMENEZ MADELYNN R JIMENEZ MARCOS RENE JIMENEZ MATTHEW RYAN JIMENEZ MICHAEL DAVID JIMENEZ MIGUEL JIMENEZ NICHOLAS MICHAEL JIMENEZ
NORMA JOSEFINA JIMENEZ ORLANDO JIMENEZ PEDRO JIMENEZ ROEL JIMENEZ SAMUEL NA JIMENEZ STACY ROMAN JIMENEZ PABLO ADALBERTO JIMENEZ AGUILAR JULIO Y JIMENEZ ALVARADO ALEJANDRO JIMENEZ GARDUNO RAFAEL ESTEBAN JIMENEZ GOMEZ GABRIEL JIMENEZ HERNANDEZ
SAMUEL JIMENEZ HERNANDEZ JAVIER ALEJANDRO JIMENEZ RIGUAL FRANCHESCA JIMENEZ YANES LUIS URIEL JIMENEZ-LEAL DANDRE JIMMISON HUMAYOON JINNAH MARIA JIRON ZEESHAN IQBAL JIWANI NKOSI JOACHIM DANIEL JOB JENNA JOB IAN JOBSON BRENT K JOCHUM TYRONE JOE
ALEX W JOHANNINGSMEIER RICHARD JOHANNS DAVID JOHANNSON DAVID R JOHANSON ALANA JOHN DAVID L JOHN INBARAJ JOHN KAYSON JEFFREY JOHN NIGEL JOHN TYRONE JOHN ANDREWAROKIARAJ JOHN FRANCIS LISA M JOHN-ADAMS GREG V JOHNS HUNTER SCOTT JOHNS
MATTHEW BLANE JOHNS TYLER RAY JOHNS ALAN JOHNSON ALEXANDER H JOHNSON ALEXANDER K JOHNSON AMBER KAY JOHNSON ANDRACO JOHNSON ANDREW DAVID JOHNSON ANDREW DEWANE JOHNSON ANDREW Q JOHNSON ANGELA JOHNSON ARNETTA E JOHNSON
ASHLEY K JOHNSON ASHLYNN RENEE JOHNSON AUDREY D JOHNSON AUTUMN RAIN JOHNSON B CLAY JOHNSON BEAU W JOHNSON BECK MORRIS JOHNSON BENEDA D JOHNSON BERNARD THOMAS JOHNSON BRAD L JOHNSON BRADY L JOHNSON BRANDON C JOHNSON
BRAXTON MICHAEL JOHNSON BRIAN MATTHEW JOHNSON BRIAN JOHNSON BRODIE JOHNSON BROOKE LEE JOHNSON BRUCE E JOHNSON BRYAN S JOHNSON BYRON LEE JOHNSON CAINON LEWIS JOHNSON CALISSE L JOHNSON CARL R JOHNSON CARL W JOHNSON CARL JOHNSON
CEDRIC D JOHNSON CEDRIC JOHNSON CHAD R JOHNSON CHARLES B JOHNSON JR CHARLES DREW JOHNSON JR CHRIS J JOHNSON CHRISTIAN JOHNSON CHRISTOPHER P JOHNSON CLIFF D JOHNSON CODY AKEAKAMAI JOHNSON CODY KENNETH JOHNSON CODY JOHNSON COLBEY LEE JOHNSON
CRYSTAL VICTORIA JOHNSON DAN JOHNSON DANIEL CHASE JOHNSON DANIEL ROBERT JOHNSON DANIEL W JOHNSON DANIEL JOHNSON DAVID A JOHNSON DAVID ALLEN JOHNSON DAVID GARRETT JOHNSON DAVID M JOHNSON DAWN JOHNSON DEMETRIUS COURTIS JOHNSON
DENNIS ALAN JOHNSON DEREK JOHNSON DERRICK D JOHNSON DINO L JOHNSON DONALD W JOHNSON DONALD JOHNSON JR DONALD JOHNSON DOYLE B JOHNSON DUSTIN ALLEN JOHNSON DUSTIN J JOHNSON DUSTIN K JOHNSON DUSTIN TYLER JOHNSON DYLAN LEE JOHNSON
EDNEESHA KATRESE JOHNSON ERIC DELONTE JOHNSON ERIK JOHNSON ERIK JOHNSON ESTER VERONICA JOHNSON ETHAN D JOHNSON FAZL DEWAYNE JOHNSON GARY D JOHNSON GREGORY S JOHNSON HOLLIS EUSBY JOHNSON JR IAN JOHNSON IKEEBA MONYEA JOHNSON JACK M JOHNSON
JACKIE DON JOHNSON JACOB S JOHNSON JADE JOHNSON JAMES M JOHNSON JAMES P JOHNSON JAMIE LYNN JOHNSON JARRELL JOHNSON JASON JOHNSON JAY LEVI JOHNSON JEDEDIAH EDWIN JOHNSON JEFF JOHNSON JEFFERY SCOTT JOHNSON JEFFREY ALAN JOHNSON
JEFFREY D JOHNSON JENNIFER JOHNSON JEREMAINE JOHNSON JEREMIAH W JOHNSON JEREMY KEITH JOHNSON JERRY BRADSHAW JOHNSON JESSICA L JOHNSON JIMMY D JOHNSON JIMMY JOHNSON JODY A JOHNSON JOEY MACK JOHNSON JOHN MICHAEL JOHNSON JONATHAN GAGE JOHNSON
JORDAN TYLER JOHNSON JOSEPH TYLER JOHNSON JOSEPH JOHNSON JOSHUA ANDREW JOHNSON JOSHUA WAYNE JOHNSON JUSTICE JOHNSON JUSTIN DELL JOHNSON JUSTIN JOSEPH JOHNSON JUSTIN WAYNE JOHNSON KARL M JOHNSON KATE K JOHNSON KELSEY L JOHNSON


nucor corporation
1975 Annual Report

Celebrating Our Teammates

For more than 50 years, Nucor has proudly featured teammate names on its annual report cover. This tradition started in 1975, with less than one page of names; this year, there are 20 pages.

Including every name is intentional; it's our way of recognizing every individual's contribution. Our teammates are the foundation of Nucor and the reason we succeed.



Contents



EXECUTIVE OFFICER GROUP, from left-to-right: Daniel R. Needham, Executive Vice President; Benjamin M. Pickett, Executive Vice President; Bradley Ford, Executive Vice President; Noah C. Hanners, Executive Vice President; John L. Sullivan, Chief Financial Officer, Treasurer and Executive Vice President; Stephen D. Laxton, President and Chief Operating Officer; Leon J. Topalian, Chair and Chief Executive Officer; David A. Sumoski, Executive Vice President; John J. Hollatz, Executive Vice President; K. Rex Query, Executive Vice President; Randy J. Spicer, Executive Vice President; Thomas J. Batterbee, Executive Vice President; Allen C. Behr, Executive Vice President

NUCOR®

Financial Highlights

(Dollar and share amounts in millions, except per share data)

	2025	2024	% CHANGE
FOR THE YEAR			
Net sales	$32,494	$30,734	6%
Earnings:			
Earnings before income taxes and noncontrolling interests	2,568	2,902	-12%
Provision for income taxes	530	583	-9%
Net earnings before noncontrolling interests	2,038	2,319	-12%
Earnings attributable to noncontrolling interests	294	292	1%
Net earnings attributable to Nucor stockholders	1,744	2,027	-14%
Per share:			
Basic	7.53	8.47	-11%
Diluted	7.52	8.46	-11%
Dividends declared per share	2.21	2.17	2%
Percentage of net earnings to net sales	5.4%	6.6%	
Return on average stockholders' equity	8.5%	9.8%	
Capital expenditures	3,396	3,288	3%
Depreciation	1,226	1,094	12%
Acquisitions (net of cash acquired)	2	758	-100%
Sales per average employee (in thousands)	989	953	4%
AT YEAR END			
Working capital	$7,761	$7,498	4%
Property, plant and equipment, net	15,306	13,243	16%
Long-term debt and finance lease obligations (including current maturities)	6,999	6,725	4%
Total Nucor stockholders' equity	20,936	20,294	3%
Per share	91.70	87.17	5%
Shares outstanding	228	233	-2%
Employees	33,300	32,700	2%


TON CAP
51
GL
37
Q



TO OUR STOCKHOLDERS

Dear Stockholders,

This year, our team celebrated what would have been Nucor founder Ken Iverson's 100th birthday. It was an opportunity to remember the profound contributions Ken made to Nucor and the entire steel industry. The culture he built still guides us today as we execute our strategy to grow our capabilities, diversify our products, and hit new safety milestones.

Since the beginning of 2020, Nucor has experienced tremendous growth, reinvesting approximately $20 billion to grow our core steelmaking business and to expand into downstream businesses. We have started operations at four new steel mills and are nearing completion of a fifth and have added new growth platforms in our steel products business. And along the way, we have created thousands of high-quality, high-paying manufacturing jobs that serve as the backbone of our economy.

This growth period has also been the safest in our history. In 2025, we achieved another record low Illness & Injury Rate for the eighth consecutive year, and 21 divisions went the entire year without a recordable injury. I'm continually amazed by and grateful to my teammates for their commitment to safety – our most important value.

This is how we honor Ken's legacy: by growing our company and profitability while pursuing our goal to become the World's Safest Steel Company.


NUCOR

Leon J. Topalian
Chair and Chief Executive Officer

2025 Financial Highlights

In 2025, Nucor generated $32.5 billion in revenue and net earnings attributable to Nucor stockholders of $1.7 billion, or $7.52 per diluted share, lower than our 2024 net earnings attributable to Nucor stockholders of $8.46 per diluted share.

We shipped approximately 26.6 million tons to outside customers, up 7% from 2024, while the average sales price per ton declined 2%. Operating rates at our steel mills averaged 83% for the full year.

Nucor has always practiced prudent capital allocation, balancing the need to reinvest to grow our company, delivering meaningful returns to our stockholders, and maintaining a strong credit profile. We continue to generate strong cash flow from operations, which totaled $3.2 billion, and we ended the year with cash and short-term investments of $2.7 billion. With several capital projects being completed or being close to completion, capital spending totaled $3.4 billion. We expect free cash flow to be significantly higher next year due to lower capital spending, growing contributions from recently completed projects, and improved market conditions.

We returned approximately $1.2 billion to stockholders through share repurchases and dividend payments, representing approximately 70% of 2025 net earnings. The Board of Directors also continued its practice of increasing Nucor's regular quarterly cash dividend, raising it from $0.55 to $0.56 per share. The company has increased its regular, or base, dividend for 53 consecutive years – every year since we first began paying dividends in 1973. In November, we made our 210th consecutive dividend payment.

In September, our long-term credit ratings were upgraded to A3 by Moody's. Following the Moody's upgrade, we are now rated A- or A3 by all three ratings agencies, making us the only major North American steel producer to hold that distinction.

Our strong financial position is a competitive advantage that enables future growth, value creation and stockholder returns.

Resilient Demand

Steel demand was relatively steady throughout the year, despite macroeconomic uncertainty, continued high interest rates and changes to trade policy. Non-residential construction, which accounts for more than half of the steel we ship, continued to show strength. Sub-sectors of non-residential construction that performed particularly well included infrastructure, energy, advanced manufacturing facilities and data centers.

Thanks to strong demand in these markets, we had record rebar shipments in both the first and third quarters, plus record structural steel shipments in the first quarter. As more spending from the 2021 federal infrastructure legislation reached the construction phase, our state-of-the-art plate mill in Kentucky shipped record tons for bridge projects. This same mill also produces complex grades of plate steel for specialized military applications and has established itself as the crown jewel to supply the steel that our military requires to build new, modern naval vessels.

Data centers continue to attract significant investment and are one of the fastest growing markets. With our comprehensive portfolio of products, we can now supply nearly all of the steel products that go into a data center – from the building exterior to the interior infrastructure. We are growing our Nucor Data Systems business, adding domestic production of server cabinets and increasing capacity for hot-aisle containment and support structures. Our diverse product portfolio is unlocking powerful cross-selling opportunities and creating better outcomes for Nucor's data center customers.

Strategic Growth: Completing Projects, Creating Value

As we move into 2026, Nucor is wrapping up a multi-year capital investment campaign. We've completed 15 major projects, with four finishing in 2025: our rebar micro mill in North Carolina, a new melt shop at our Arizona bar mill, a Nucor Towers & Structures facility in Alabama, and new galvanizing and pre-paint lines at our Indiana sheet mill. In 2026, we will complete most of what is

left in this growth phase, including our West Virginia sheet mill, a second greenfield Towers & Structures plant in Indiana, and a new galvanizing line at our South Carolina sheet mill.

Our team is entering a new phase of our growth strategy. Now we are shifting from building to operating – running these new assets to serve our customers and deliver value for stockholders. Our organic growth has been strengthened by strategic acquisitions in steel-adjacent businesses that have expanded our product portfolio and created new growth platforms.

Our growth strategy has never been about simply getting bigger; it's about generating more value for our customers, stockholders, and teammates. These projects and acquisitions strengthen and diversify our earnings while letting us serve customers with comprehensive, integrated solutions no competitor can match. And by optimizing our full portfolio to operate as one team, we make it easier for our customers to buy, build, and succeed.

Policy Changes Benefit the American Steel Industry

As he did in his first term, President Trump made vigorous trade enforcement a central part of his economic policy when he returned to the White House in January. He quickly reinstated the full Section 232 steel tariffs, which had been weakened since 2018 through country exemptions and product-specific exceptions, and later increased the tariff rate to 50% for most countries. The Administration also applied tariffs to steel derivative products, an important step in closing circumvention loopholes.

The steel tariffs, combined with ongoing trade cases for products like corrosion resistant steel and rebar, have lowered imports. Foreign imports' share of the U.S. finished steel market dropped from approximately 22% in the first quarter of 2025 to 14% in the fourth quarter, with imports declining meaningfully in the second half of the year. We expect imports will continue to trend at or below those levels in 2026 as the market absorbs the full impact of the Section 232 tariffs and recent trade case determinations.

These actions are leveling the playing field for the American steel industry and are necessary tools to counteract the massive amounts of production overcapacity that persists in the global steel sector. We believe the tariffs must stay in place, with no exceptions or loopholes, until fundamental changes in the global steel industry occur.

Congress and the President also took action to stimulate economic growth. Tax changes in the One Big Beautiful Bill, including restoring 100% bonus depreciation and reinstating immediate expensing of research and development, will encourage new investments in steel-intensive projects and promote the reshoring of vital manufacturing. The legislation also includes historic funding to build out our nation's U.S. Naval and Coast Guard fleets and to revitalize our maritime industrial bases. As North America's largest and most capable steel and steel products company, Nucor is well positioned to support these efforts.

A Strong Foundation for Future Growth

We head into 2026 in a very strong position. Our backlogs are up nearly 40% in the steel mills segment and 15% in steel products compared to the start of 2025. Demand remains healthy in several key markets while imports continue declining. We expect to continue to see strength in many of our primary end markets, including infrastructure, data centers and energy. We also see healthy demand related to advanced manufacturing and construction of the border fence.

At the end of the year, we announced that our Chief Financial Officer, Steve Laxton, was promoted to President and Chief Operating Officer, effective January 1, 2026. Steve has shown exceptional leadership and strategic vision during his career with Nucor, and in this new role he will be able to have an even greater impact on Nucor's future.

Effective March 1, 2026, Jack Sullivan was promoted to Chief Financial Officer, Treasurer and Executive Vice President, succeeding Steve. This transition reflects our thoughtful succession planning and ensures strong leadership continuity. We believe Jack's financial expertise, disciplined approach to capital allocation and deep understanding of our business will serve our company well as we continue executing our long-term strategy.

Steve's promotion came as our current COO, Dave Sumoski, announced his retirement after more than 30 years with Nucor. Dave's deep operational knowledge and leadership in advancing our safety culture leaves a lasting mark on our company. On behalf of all teammates, I wish Dave and his family a long and happy retirement.

We are proud to have delivered another year of solid performance for our stockholders, customers and teammates. Thank you to our team for your continued commitment to safety and for advancing our growth strategy in 2025. With the majority of our recent investments largely complete, I'm confident we are set up to enter our next growth phase from a position of strength, with a focus on disciplined capital allocation while driving long-term value for our stockholders.

Sincerely,

Leon J. Topalian
Chair and Chief Executive Officer


NUCOR
STEEL



Fellow Stockholders,

This year, Nucor's 33,000 teammates reached important milestones as they continued to execute the company's mission to Grow the Core, Expand Beyond and Live Our Culture. The Nucor team has successfully completed several major capital projects that increase the capabilities of our core steelmaking operations, and it has also continued to integrate recent acquisitions of downstream steel-adjacent businesses that are growing the earnings of Nucor's Steel Products Group.

Amidst this significant growth and change, the team has also continued to deliver its safest years in company history. In 2025, the team achieved the lowest Injury & Illness rate in Nucor's history, marking the eighth consecutive year of improvement. When Leon started his tenure as CEO, he challenged the team to become the World's Safest Steel Company – a goal the Board of Directors strongly supports – and the team has responded.

In 2025, Nucor continued its long history of returning capital to its stockholders through share buybacks and increased dividend payments, which totaled $1.2 billion and represented approximately 70% of 2025 net earnings. The Board of Directors also increased Nucor's regular quarterly cash dividend, from $0.55 to $0.56 per share, marking the 53rd consecutive year of increases in the dividend.

The Nucor team is at a transition point in 2026, moving from executing multiple large construction projects to ramping up and operating new assets that will enable Nucor to further expand its unmatched portfolio of steel products and grow earnings for our stockholders. The Board of Directors looks forward to continuing to work with Leon, Steve and the entire Executive Team to explore additional growth opportunities for this great company. Thank you for your continued investment in Nucor, and congratulations to the Nucor team on another excellent year.

Sincerely,

Christopher J. Kearney
Lead Director





STEEL MILLS SEGMENT

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality ("SBQ")). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces ("EAFs") along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor's equity method investment in NuMit LLC ("NuMit") (see "Steel joint venture"- below), as well as international trading and distribution companies that buy and sell steel manufactured by the Company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 19,848,000 tons to outside customers in 2025. In 2025, 79% of the shipments made by our steel mills segment were to external customers. The remaining 21% of the steel mills segment's shipments went to our steel products segment.

Bar Mills

Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, infrastructure, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,800,000 tons per year.

Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

In April 2022, Nucor announced that it would build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. Construction of the new rebar micro mill is complete and the facility is in the production ramp-up phase. Additionally, Nucor Wire Products Connecticut, Inc. (formerly Nucor Steel Connecticut, Inc.) no longer produces bar products and will be represented in the wire group going forward.

Sheet Mills

Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc. ("CSI"), in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,500,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that approximately 85% of our sheet steel sales in 2025 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.

In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new three-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.


Bar Mills
Sheet Mills
Structural Mills
Plate Mills
Nucor Corporate Headquarters

Nucor trading office in Lausanne, Switzerland not shown.



Structural Mills

Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS®.

Nucor also owns a structural mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,300,000 tons per year.

Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

Plate Mills

Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor's production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 3,600,000 tons per year.

Certain plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

Steel Joint Venture

Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
16
17
18
19
20
21
22
23
24
25
Steel Production


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
16
17
18
19
20
21
22
23
24
25
Steel Shipments to Outside Customers
Total Steel Shipments

A GLOBAL LEADER IN STEELMAKING SUSTAINABILITY

SCOPE 1, 2 & 3 INTENSITY[1]

(METRIC TONS OF CO_2 EQ. PER METRIC TON OF STEEL PRODUCED)


0.76
1.92
2.34
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF GLOBAL
(EXTRACTIVE)

SCOPE 1 & 2 INTENSITY[1]

(METRIC TONS OF CO_2 EQ. PER METRIC TON OF STEEL PRODUCED)


0.44
1.72
2.15
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF GLOBAL
(EXTRACTIVE)

[1]Nucor data is for 2025. Overall Global and BF-BOF Global data is for 2024, which was the latest available information as of the printing of this report. Nucor Steel Kingman and Lexington are not included in the 2025 intensity as these facilities are conducting start-up and ramp-up activities.



STEEL PRODUCTS SEGMENT

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section ("HSS") steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking for warehouse systems and data centers, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Our steel products businesses primarily serve the nonresidential construction and infrastructure markets. Our door technologies businesses also serve the garage door repair and replacement market.

Vulcraft/Verco

The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist and deck production capacity is approximately 1,300,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 50,000 tons.


Hawaii
Tubular Products
Rebar Fabrication
Vulcraft & Verco
Skyline Facility
Cold Finish
Buildings Group
Steel Mesh, Wire & Fasteners
Insulated Metal Panels
Racking
Door Technologies
Towers & Structures
Nucor Corporate Office

Tubular Products

The Nucor Tubular Products ("NTP") group has seven tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, data centers, hotels, stadiums and shopping malls. Galvanized solar torque tube is an essential component for ground-mount solar systems. Total annual tubular products capacity is approximately 1,600,000 tons.

Rebar Fabrication

Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,700,000 tons.

Buildings Group

The Nucor Buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.

The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood, insulated metal panels and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

Insulated Metal Panels ("IMP")

We believe the Nucor Insulated Panels Group, which includes industry-leading brands, CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas ("GHG") emissions for owners and lessees.

Racking

Nucor Racking Group ("NRG") produces and installs standard and custom designed steel racking systems for warehouse applications, including rack supported buildings and warehouses designed to leverage emerging automatic storage and retrieval (ASRS) technology. In April 2024, we acquired Southwest Data Products, Inc. to expand and enhance NRG's ability to serve the rapidly growing data center market with steel racking and other products. NRG's added capabilities now include airflow containment structures, cabinet/enclosures, caging and other products for both new data centers and data center retrofits. NRG now has six primary manufacturing locations and a team of dedicated installers.

Door Technologies

The Nucor Door Technologies group includes industry leading brands C.H.I. Overhead Doors, LLC ("CHI") and Rytec Corporation ("Rytec"). CHI is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.

In July 2024, Nucor acquired Rytec, a manufacturer and seller of high-speed, high-performance commercial doors. We believe adding high-performance doors will create cross selling opportunities with other Nucor businesses. Rytec has two manufacturing facilities.

Towers & Structures

Nucor Towers & Structures ("NTS"), a division created in 2022 following the acquisition of Summit Utility Structures, LLC and a related company, Sovereign Steel Manufacturing LLC, produces steel poles and other steel structures for utility infrastructure.

In 2023, Nucor announced it would build new manufacturing locations to expand the nationwide footprint of NTS. Those new facilities are located adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana. In 2024, Nucor announced an additional NTS location to be built in Brigham City, Utah.

Construction is complete at the Decatur, Alabama facility and is in the production ramp-up phase. Construction is ongoing at both the Crawfordsville, Indiana and Brigham City, Utah facilities, with Crawfordsville planned to be completed in 2026 and Brigham City planned to be completed in 2027.





Piling Products

Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

Cold Finish

Nucor Cold Finish ("NCF") is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,000,000 tons per year.

Nucor's cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

Steel Mesh, Wire & Fasteners

Nucor produces mesh at Nucor Wire Products Utah and in Canada at Laurel Steel. Nucor produces wire at Nucor Wire Products Connecticut and Nucor Wire Products Utah.

Nucor Fastener's bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.



RAW MATERIALS SEGMENT

In the raw materials segment, Nucor produces direct reduced iron ("DRI") and, through The David J. Joseph Company and its affiliates ("DJJ"), brokers ferrous and non-ferrous metals, pig iron, hot briquetted iron and DRI; supplies ferro-alloys; and processes ferrous and non-ferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

Scrap Recycling & Brokerage Operations

DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 6,800,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and non-ferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services.

Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing non-ferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various non-ferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2025, approximately 7% of the ferrous and non-ferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.


Scrap Processing
Brokerage Offices
DRI Plants
Other
Nucor Corporate Office


Trinidad

Direct Reduced Iron Operations

DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,300,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2025. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

Natural Gas Production Programs

Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

Process Gases

Universal Industrial Gases provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long-term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2025, Nucor had 10 industrial gas plants operating, and six others at various stages of commissioning, construction, or planning.



Diversified Product Mix

TOTAL TONS SOLD TO OUTSIDE CUSTOMERS IN 2025


Sheet
Bar
Structural
Plate
Buildings Group
Joist & Deck
Tubular Products
Rebar Fabrication
Other Downstream
Raw Materials
36%
23%
7%
9%
1%
3%
4%
4%
4%
9%


36,000
30,000
24,000
18,000
12,000
6,000
1,500
1,250
1,000
750
500
250
thousands of tons
dollars
year
21
22
23
24
25
Total Tons Sold to Outside Customers
Average Sales Price Per Ton


500
400
300
200
100
dollars
year
23
4th Q 23
24
4th Q 24
25
4th Q 25

Average Scrap and Scrap Substitute Cost Per Gross Ton Used


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
60%
50%
40%
30%
20%
10%
year
21
22
23
24
25
Diluted Earnings Per Share
Return on Average Stockholders' Equity


12,000
10,000
8,000
6,000
4,000
2,000
millions of dollars
year
21
22
23
24
25
Cash Provided by Operations


49%
32%
11%
8%

Steel Capacity

AT DECEMBER 31, 2025

Product	Thousands of Tons
Sheet	14,525
Bar	9,375
Structural	3,250
Plate	2,400
Total	**29,550**


<1%
1%
2%
1%
3%
2%
1%
5%
26%
20%
24%
15%

Steel Products Capacity

AT DECEMBER 31, 2025

Product	Thousands of Tons
Rebar Fabrication	1,736
Tubular	1,610
Cold Finish	1,000
Joist & Deck	1,297
Buildings Group	322
Insulated Metal Panel	97
Steel Mesh	130
Grating	51
Fastener	60
Racking Group	176
Door Technologies	139
Towers & Structures	11
Total	**6,629**

Board of Directors



Board Of Directors, from left-to-right: Nicholas C. Gangestad, Patrick J. Dempsey, Norma B. Clayton, Leon J. Topalian, Christopher J. Kearney, Laurette T. Koellner, Michael W. Lamach, Nadja Y. West

Board of Directors

Norma B. Clayton
Retired Vice President,
The Boeing Company

Patrick J. Dempsey
Retired President & CEO,
Barnes Group Inc.

Nicholas C. Gangestad
Retired Senior Vice President
& Chief Financial Officer,
Rockwell Automation, Inc.

Christopher J. Kearney
Lead Director, Nucor Corporation
Retired Chairman, CEO & President,
SPX FLOW, Inc.

Laurette T. Koellner
Retired President,
Boeing International

Michael W. Lamach
Retired Executive Chair & CEO,
Trane Technologies plc

Leon J. Topalian
Chair and Chief Executive Officer,
Nucor Corporation

Nadja Y. West
Lieutenant General,
U.S. Army (Retired) & Former Commanding
General of U.S. Army Medical Command

Executive Management

Corporate Office

Leon J. Topalian
Chair and Chief Executive Officer

Stephen D. Laxton
President and Chief Operating Officer

John L. Sullivan
Chief Financial Officer, Treasurer and
Executive Vice President

Thomas J. Batterbee
Executive Vice President
Human Resources and Talent

Allen C. Behr
Executive Vice President
Raw Materials

Bradley Ford
Executive Vice President
Plate and Structural Products

Noah C. Hanners
Executive Vice President
Sheet Products

John J. Hollatz
Executive Vice President
Fabricated Construction Products

Daniel R. Needham
Executive Vice President
Commercial

Benjamin M. Pickett
Executive Vice President
Business Services

K. Rex Query
Executive Vice President
Strategy

Randy J. Spicer
Executive Vice President
Bar and Engineered Bar

David A. Sumoski
Executive Vice President and
Advisor to the Chief Executive Officer

Dave Bangert
Vice President of Nucor
President of New Markets and Innovation

Chad Beard
Vice President of Nucor
President of Vulcraft/Verco Group and
Nucor Rebar Fabrication

Elizabeth Bledsoe
Vice President of Nucor
President of Human Resources and Talent

Troy A. Brooks III
Vice President of Nucor
President of Engineered Bar Group

Sarah Coble
General Manager of
Corporate Legal Affairs

Patrick Dempsey
Commercial General Manager
Sheet Products

A. Rae Eagle
Vice President and
Corporate Secretary

Nathan Fraser
Vice President of Nucor
President of Sheet Group

Jon P. Hayes
General Manager of Construction

Jason R. Himmer
General Manager of Logistics

E. Alex Hoffman
Vice President of Business Development

Erik Johnson
Commercial General Manager
Bar Group

Michael D. Keller
Vice President and Corporate Controller

Scott Lanier
General Manager and
Assistant Corporate Controller

Scott Laurenti
Vice President of Safety Solutions

Donovan E. Marks
Vice President of Human Resources

Matthew Menscer
General Manager of Internal Audit

Renee Miller
General Manager of Legal Compliance and
Assistant Corporate Secretary

Dave Miracle
General Manager of Environmental Affairs

Terence L. Satchell
Commercial General Manager
Fabricated Products

Tabitha S. Stine
General Manager of Marketing and
Brand and Energy Solutions

Nick Schultz
Commercial General Manager
Engineered Bar Group

Caleb Strother
Commercial General Manager
Plate and Structural Group

Bradford G. True
General Manager of Resource
Development

Chris D. Trunck
Vice President of Taxes

Sushma S. Walker
Vice President of Nucor
President of Nucor Business Technology

Josh Wall
Vice President of Nucor
President of Nucor Buildings Group and
Nucor Insulated Panel Group

Douglas R. Wilner
Vice President of Nucor
President of Corporate Legal Affairs and
General Counsel

Operating Facilities

Jeremiah Angerstein
General Manager
Nucor Insulated Panel Group LLC - Midwest

Donald A. Barney
Vice President of Nucor
President of Skyline Steel LLC

Matthew Blitch
Vice President, General Manager
Nucor Steel Kingman, LLC
Kingman, Arizona

Aaron Brassfield
Vice President, General Manager
Nucor Steel Kankakee, Inc.
Kankakee, Illinois

Matt Brooks
Vice President, General Manager
Nucor Steel Decatur, LLC
Decatur, Alabama

Peter Campbell
Vice President, General Manager
Nucor Rebar Fabrication

Chris Carlson
Vice President, General Manager
Nucor Rebar Fabrication

Thad W. Chapman
Vice President, General Manager
Nucor Insulated Panel Group LLC - Southeast

Jeffrey Davis
Vice President, General Manager
Western Metals Recycling and
Texas Port Recycling
Salt Lake City, Utah

Mark Davis
Vice President, General Manager
Nucor Steel Seattle, Inc.
Seattle, Washington

Laurent DeMey
Vice President, General Manager
Nucor Towers & Structures

Clay Dodgen
Vice President, General Manager
Nucor Buildings Group
Terrell, Texas

Ryan Eckert
Vice President, General Manager
Advantage Metals Recycling
St. Louis, Missouri

Sam Ervin
Vice President, General Manager
Vulcraft Division
Grapeland, Texas

Alfredo Esaa
Vice President, General Manager
Nucor Steel Connecticut, Inc.
Wallingford, Connecticut

Bob Eviston
Vice President, General Manager
River Metals Recycling and
Metal Recycling Services
Newport, Kentucky

Amy Fisher
Vice President, General Manager
Vulcraft Division
Fort Payne, Alabama

B. Samuel Fishleder
Vice President, General Manager
Plate Mill Division
Hertford County, North Carolina

Joey Foster
General Manager
Vulcraft Canada

Jason Freidenberger
Vice President, General Manager
Bar Mill Division
Darlington, South Carolina

Joe Fronzaglio
Vice President, General Manager
Trademark Metals Recycling
Tampa, Florida

Jerald E. Gaines, Jr.
Vice President, General Manager
Nucor Steel Memphis Inc.
Memphis, Tennessee

Luis Garcia
General Manager
Nucor-JFE Steel Mexico, S. de R.L. de C.V.

Darin Gardner
Vice President, General Manager
Vulcraft Division
Brigham City, Utah

Tim Geary
Vice President, General Manager
Vulcraft Division
Norfolk, Nebraska

Gabe Graham
General Manager
Verco Decking, Inc.
Phoenix, Arizona

Calvin Hart
Vice President, General Manager
Bar Mill Division
Lexington, North Carolina

Lester Hart
General Manager of Construction
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

John Heden
Vice President, General Manager
Sheet Mill Division
Hickman, Arkansas

Michael Hess
Vice President, General Manager
Nucor Steel Birmingham, Inc.
Birmingham, Alabama

Tim Hill
General Manager of Commercial
Skyline Steel LLC

Tom Hurley
Vice President, General Manager
Nucor Rebar Fabrication

Johnny E. Jacobs
Vice President, General Manager
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

Rob Jacobs
General Manager
Nucor Steel Louisiana LLC
St. James Parish, Louisiana

Alan Johnson
Vice President, General Manager
C.H.I. Overhead Doors, LLC

Metka Kolm
Vice President, General Manager
Nucor Steel Auburn, Inc.
Auburn, New York

Kris Kutterer
Vice President, General Manager
Nucor Buildings Group West

Kristophur Lee
Vice President, General Manager
Nucor Tubular Products
Chicago, Illinois

Drew Linder
Vice President, General Manager
California Steel Industries, Inc.
Fontana, California

Christopher N. Locke
Vice President, General Manager
Nucor Steel Jackson, Inc.
Jackson, Mississippi

Michael Mayhall
Vice President, General Manager
Vulcraft Division
St. Joe, Indiana

Adam McCutcheon
Vice President, General Manager
Vulcraft of New York, Inc.
Chemung, New York

Tomas A. Miller
Vice President, General Manager
Cold Finish

Eric J. Mitchell
Vice President, General Manager
Nucor Steel Gallatin LLC
Ghent, Kentucky

Greg Mittendorf
Vice President, General Manager
Nucor Insulated Panel Group LLC -
West/CENTRIA

Zach Moon
Vice President, General Manager
Nucor-Yamato Steel Company
Blytheville, Arkansas

Curtis Moore
Vice President, General Manager
Nu-Iron Unlimited
Point Lisas, Trinidad

Marc Moore
Vice President, General Manager
Vulcraft Division
Florence, South Carolina

Kenneth D. Nichols, Jr.
Vice President, General Manager
Cold Finish

Eric A. Nystrom
Vice President, General Manager
Nucor Steel Memphis Inc.
Memphis, Tennessee

David Olmsted
Vice President, General Manager
Nucor Data Systems

Scott O'Neal
Vice President, General Manager
Rytec Corporation

Scott Pape
General Manager
Universal Industrial Gases, LLC

Brad Pederson
Vice President, General Manager
Nucor Tubular Products
Louisville, Kentucky

Brian T. Phillippi
Vice President, General Manager
Nucor Steel Tuscaloosa Inc.
Tuscaloosa, Alabama

Austin Pitzer
Vice President, General Manager
Fastener Division
St. Joe, Indiana

Nathan P. Pranger
Vice President, General Manager
Nucor Rebar Fabrication

Eric Radtke
Vice President, General Manager
Sheet Mill Division
Crawfordsville, Indiana

Chris Rice
Vice President, General Manager
Plate Mill Division
Brandenburg, Kentucky

Robin Rose
Vice President, General Manager
Cold Finish

Kevin Rouse
General Manager
Bar Mill Division
Jewett, Texas

Trevor Saunders
Vice President, General Manager
The David J. Joseph Company
Cincinnati, Ohio

Robert Singleton
Vice President, General Manager
Nucor Tubular Products
Decatur, Alabama

Mark G. Specht
Vice President, General Manager
Kirby Building Systems LLC
Portland, Tennessee

Nickole M. Taylor
Vice President, General Manager
Nucor Steel Marion, Inc.
Marion, Ohio

Kate Thompson
General Manager
American Buildings Company
El Paso, Illinois

Johanna L. Threm
Vice President, General Manager
Bar Mill Division
Norfolk, Nebraska

Josh Uhinck
General Manager
Nucor Warehouse Systems

Mark Van Dyken
Vice President, General Manager
Nucor Buildings Group
Waterloo, Indiana

Cathy Waddell
Vice President, General Manager
Nucor Steel Sedalia LLC
Sedalia, Missouri

Devin Webster
Vice President, General Manager
Nucor Buildings Group
Swansea, South Carolina

M. Drew Wilcox
Vice President, General Manager
Nucor Steel Florida Inc.
Frostproof, Florida

Jon D. Witherow
Vice President, General Manager
Sheet Mill Division, Beam Mill Division
Berkeley County, South Carolina

Adam Zewe
Vice President, General Manager
Bar Mill Division
Plymouth, Utah

Corporate Office

1915 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208

Stock Transfers
Dividend Disbursing
Dividend Reinvestment

Equiniti Trust Company, LLC
PO Box 500
Newark, NJ 07101
Phone 877/715-0504
Fax 718/236-2641

Annual Meeting

The 2026 annual meeting of stockholders will be held at 9:00 a.m., Eastern Time, on Thursday, May 14, 2026. To participate in the annual meeting, visit www.virtualshareholdermeeting.com/NUE2026.

Stock Listing

Nucor's common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2026, there were approximately 10,000 stockholders of record.

Form 10-K

A copy of Nucor's 2025 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") is available to stockholders without charge upon request to A. Rae Eagle, Vice President and Corporate Secretary, at Nucor's corporate office.

Internet Access

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as well as proxy statements and other information, are posted to Nucor's website, www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

Stock Performance

This graphic comparison assumes the investment of $100 in each of Nucor common stock, the S&P 500 Index and the S&P 1500 Steel Index, all at year-end 2020. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 37% of the S&P 1500 Steel Index at year-end 2025 (32% at year-end 2020).


400
300
200
100
dollars
2020
2021
2022
2023
2024
2025
Nucor Corporation
S&P 500 Index
S&P 1500 Steel Group Index

STOCK PERFORMANCE

FSC MIX Paper from responsible sources FSC® C017621 www.fsc.org

This Annual Report Has Been Printed On Recycled Paper.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to _________

Commission File Number: 1-4119

NUCOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-1860817 (I.R.S. Employer Identification No.)
1915 Rexford Road, Charlotte, North Carolina (Address of principal executive offices)	28211 (Zip Code)

Registrant’s telephone number, including area code: (704) 366-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.40 per share	NUE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant’s common stock held by non-affiliates was approximately $31.44 billion based upon the closing sales price of the registrant’s common stock on the last business day of the registrant’s most recently completed second fiscal quarter, July 3, 2025.

The number of shares of the registrant’s common stock outstanding as of February 18, 2026 was 227,774,615.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's annual report to stockholders for the year ended December 31, 2025, which will be posted to the registrant's website and furnished to the SEC subsequent to the date hereof, are incorporated by reference into Part II of this report to the extent described herein. Portions of the registrant’s definitive proxy statement to be filed with the SEC in connection with the registrant’s 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described herein.

Nucor Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2025

Table of Contents

PART I

Item 1. Business.

Overview

Nucor Corporation, a Delaware corporation incorporated in 1958, and its affiliates (“Nucor,” the “Company,” “we,” “us” or “our”) manufacture steel and steel products. The Company also produces and procures ferrous and non-ferrous materials primarily for use in its steel manufacturing business. Most of the Company’s operating facilities and customers are located in North America. The Company’s operations include international trading and sales companies that buy and sell steel and steel products manufactured by the Company and others.

Nucor is North America’s largest recycler, using scrap steel as the primary raw material in producing steel and steel products. In 2025, we recycled approximately 20 million gross tons of scrap steel.

Segments, Principal Products Produced, and Markets and Marketing

Nucor reports its results in three segments: steel mills, steel products and raw materials. The steel mills segment is Nucor’s largest segment, representing 62% of the Company’s sales to external customers in the year ended December 31, 2025.

We market products from the steel mills and steel products segments mainly through in-house sales forces. We also utilize our internal distribution and trading companies to market our products abroad. The markets for these products are largely tied to end-use markets such as nonresidential construction, durable goods and capital spending that are affected by changes in general economic conditions.

We are a leading domestic provider for most of the products we supply, and, in many cases (e.g., structural steel, merchant bar steel, steel joist and deck, pre-engineered metal buildings, steel piling, cold finish bar steel, steel electrical conduit pipe and insulated metal panels), we are the leading supplier.

In recent years we have embarked on a strategy to advance Nucor’s capabilities and further its value creation, as summarized in our Mission Statement: Grow the Core, Expand Beyond and Live Our Culture.

We have examined and prioritized growth opportunities across our core steelmaking, steel products and raw materials operations, and we have identified and executed on several acquisitions and investments to expand the products and services we offer beyond our traditional capabilities. We believe that the growth opportunities we are pursuing leverage our core competency as a highly efficient, industrial manufacturer working primarily with steel and steel products.

Steel mills segment

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality (“SBQ”)). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces (“EAFs”) along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor’s equity method investment in NuMit LLC (“NuMit”) (see “Steel joint venture”- below), as well as international trading and distribution companies that buy and sell steel manufactured by the Company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 19,848,000 tons to outside customers in 2025. In 2025, 79% of the shipments made by our

steel mills segment were to external customers. The remaining 21% of the steel mills segment's shipments went to our steel products segment.

- *Bar mills* - Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

  Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, infrastructure, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,800,000 tons per year.

  Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

  In April 2022, Nucor announced that it would build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. Construction of the new rebar micro mill is complete and the facility is in the production ramp-up phase. Additionally, Nucor Wire Products Connecticut, Inc. (formerly Nucor Steel Connecticut, Inc.) no longer produces bar products and will be represented in the wire group going forward.

- *Sheet mills* - Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc. ("CSI"), in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,500,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

  Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that approximately 85% of our sheet steel sales in 2025 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

  Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.

  In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new three-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

- *Structural mills* - Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) (“Nucor-Yamato”) located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor’s customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS®.

  Nucor also owns a structural mill in Berkeley County, South Carolina. Considering Nucor’s production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,300,000 tons per year.

  Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers’ expected orders.

- *Plate mills* - Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor’s production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 3,600,000 tons per year.

  Certain plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers’ expected orders.

- *Steel joint venture* - Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC (“Steel Technologies”), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.

Steel products segment

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section (“HSS”) steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking for warehouse systems and data centers, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Our steel products businesses primarily serve the nonresidential construction and infrastructure markets. Our door technologies businesses also serve the garage door repair and replacement market.

- *Vulcraft/Verco* – The Vulcraft/Verco group is the nation’s leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United

States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist and deck production capacity is approximately 1,300,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 50,000 tons.

- *Tubular products* – The Nucor Tubular Products ("NTP") group has seven tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, data centers, hotels, stadiums and shopping malls. Galvanized solar torque tube is an essential component for ground-mount solar systems. Total annual tubular products capacity is approximately 1,600,000 tons.

- *Rebar fabrication* – Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

  Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,700,000 tons.

- *Buildings group* – The Nucor Buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.

  The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood, insulated metal panels and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including

distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

- *Insulated metal panels ("IMP")* – We believe the Nucor Insulated Panels Group, which includes industry-leading brands, CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas ("GHG") emissions for owners and lessees.

- *Racking* – Nucor Racking Group ("NRG") produces and installs standard and custom designed steel racking systems for warehouse applications, including rack supported buildings and warehouses designed to leverage emerging automatic storage and retrieval (ASRS) technology. In April 2024 we acquired Southwest Data Products, Inc. to expand and enhance NRG's ability to serve the rapidly growing data center market with steel racking and other products. NRG's added capabilities now include airflow containment structures, cabinet/enclosures, caging and other products for both new data centers and data center retrofits. NRG now has six primary manufacturing locations and a team of dedicated installers.

- *Door Technologies* – The Nucor Door Technologies group includes industry-leading brands C.H.I. Overhead Doors, LLC ("CHI") and Rytec Corporation ("Rytec"). CHI is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.

  In July 2024, Nucor acquired Rytec, a manufacturer and seller of high-speed, high-performance commercial doors. We believe adding high-performance doors will create cross selling opportunities with other Nucor businesses. Rytec has two manufacturing facilities.

- *Towers & Structures* – Nucor Towers & Structures ("NTS"), a division created in 2022 following the acquisition of Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC, produces steel poles and other steel structures for utility infrastructure.

  In 2023, Nucor announced it would build new manufacturing locations to expand the nationwide footprint of NTS. Those new facilities are located adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana. In 2024, Nucor announced an additional NTS location to be built in Brigham City, Utah.

  Construction is complete at the Decatur, Alabama facility and is in the production ramp-up phase. Construction is ongoing at both the Crawfordsville, Indiana and Brigham City, Utah facilities, with Crawfordsville planned to be completed in 2026 and Brigham City planned to be completed in 2027.

- *Piling products* - Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

- *Cold finish* - Nucor Cold Finish (“NCF”) is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,000,000 tons per year.

  Nucor’s cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

- *Steel mesh, wire and fasteners* – Nucor produces mesh at Nucor Wire Products Utah and in Canada at Laurel Steel. Nucor produces wire at Nucor Wire Products Connecticut, Inc. and Nucor Wire Products Utah.

  Nucor Fastener’s bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.

Raw materials segment

In the raw materials segment, Nucor produces direct reduced iron ("DRI") and, through The David J. Joseph Company and its affiliates ("DJJ"), brokers ferrous and non-ferrous metals, pig iron, hot briquetted iron and DRI; supplies ferro-alloys; and processes ferrous and non-ferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor’s raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

- *Scrap recycling and brokerage operations* - DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 6,800,000 tons of ferrous scrap annually. DJJ’s scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

  DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor’s mills, DJJ is a global trader of ferro-alloys and non-ferrous metals. DJJ’s logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services.

  Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing non-ferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various non-ferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2025, approximately 7% of the ferrous and non-ferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.

- *Direct reduced iron operations* - DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,300,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2025. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

  Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

- *Natural gas production programs* - Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

  Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

- *Process Gases* – Universal Industrial Gases provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long-term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2025, Nucor had 10 industrial gas plants operating, and six others at various stages of commissioning, construction, or planning.

Customers and Markets

We have a diverse customer base and are not dependent on any single customer. Our largest single customer in 2025 represented approximately 5% of sales and consistently pays within terms. Our steel mills use a significant portion of the products of the raw materials segment while our steel products segment uses approximately 21% of our steel mills' output.

Nonresidential construction is the largest end-use market that we serve. Products from our steel mills and steel products segments are used in a variety of nonresidential construction applications (e.g., commercial, industrial and infrastructure).

In recent years, we have come to see our EAF-based steelmaking method, with its lower GHG intensity when compared with blast furnace technology that is reliant on mined or extracted virgin iron ore and coking coal, as a competitive advantage for reasons beyond its flexible, highly variable cost base.

We have developed branded product lines and other advantages conferred by our specialized capabilities:

- Our AEOS® line of high-strength, low-alloy steel beams is one such example. Nucor's customers in the construction sector increasingly recognize the benefits of AEOS® steel products. These include savings in terms of construction time, weight, space and overall environmental impact.

- Our ECONIQ™ line of net-zero carbon steel is another example. We launched the ECONIQ™ brand during 2021 and continue to find interest from customers in both the automotive and construction end-use markets. These are the two largest end-use markets for steel in the United States.

- Our ELCYON® line of sustainable heavy gauge steel plate product will be made specifically for wind energy producers. We launched the ELYCON® brand in January 2023 and plan to manufacture this product at our new plate mill in Brandenburg, Kentucky.

We have also invested in people and processes to organize more of our commercial activities around large customers and end-use markets. We have developed dedicated teams tasked with developing relationships and educating decision makers in these sectors.

General Development of Our Business in Recent Years

Consistent with our strategy to Grow the Core, Expand Beyond and Live our Culture, Nucor has invested significant capital in recent years to expand our product portfolio to include more value-added steel mill products and capabilities, improve our cost structure, enhance our operational flexibility and increase our exposure to markets with attractive growth prospects, such as data centers and renewable energy. These investments totaled approximately $9.73 billion over the last three years, with approximately 91% going to capital expenditures and the remainder going to acquisitions. We believe that these investments will help us deliver higher returns on invested capital and long-term growth. Further, we believe shifting our product mix to a greater proportion of value-added products will make our overall business less volatile.

In our steel mills segment, Nucor has initiated several new capital projects in recent years to support our expansion of value-added product offerings and cost-reduction strategies.

- In January 2022, Nucor announced that its new state-of-the-art sheet mill will be located in Mason County, West Virginia. Construction of the new sheet mill began in the third quarter of 2023 and the mill is expected to be completed by the end of 2026. In February 2025, Nucor's Board of Directors approved the allocation of additional capital to the project as the estimate of total construction costs increased to approximately $4 billion. Factors contributing to the increased cost estimate include higher labor, material and equipment costs. The State of West Virginia has committed $350 million for the project. Nucor expects its net cash outlay for the West Virginia sheet mill will be approximately $3.65 billion.

  The West Virginia sheet mill is expected to have an annual production capacity of approximately 3,000,000 tons. The new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines. Galvanizing capabilities will include an advanced automotive line with full inspection capabilities as well as a construction-grade line. In addition to its advanced capabilities and strategic location, the new greenfield mill's product mix is anticipated to have a significantly lower GHG intensity than blast furnace based competitors who have historically supplied the region.

- In April 2022, Nucor announced that it would build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. This is Nucor's third rebar micro mill, joining its other micro mills in Missouri and Florida. We expect this $440 million investment to have an annual capacity of approximately 430,000 tons. Construction of the new rebar micro mill was completed in 2025 and the facility is currently in the production ramp-up phase.

  These mills are referred to as micro mills because they have a smaller operational footprint than our traditional rebar mills, as well as less productive capacity – typically about 400,000 tons per year. This makes them suitable for regional markets and enables us to serve these markets with a logistics cost advantage relative to competitors operating from further away. Micro mills also have a lower environmental footprint due to their smaller size and the fact that their plant design does not include a natural gas fired reheat furnace that is common in many steel mills.

Nucor has made strategic acquisitions in the steel products segment over the last three years. These were largely to further the Expand Beyond component of our strategy.

- In April 2024, Nucor acquired Southwest Data Products, Inc. ("SWDP"), a manufacturer and installer of data center infrastructure for $115 million. SWDP provides Nucor with expanded capabilities in airflow containment structures, as well as new product capabilities that include manufacturing cabinets/enclosures and caging for data centers and installation services. SWDP combined with Nucor's steel racking business to form NRG.
- In July 2024, Nucor acquired Rytec, a manufacturer and seller of high-speed, high-performance commercial doors, for $565 million. We believe the combination of Rytec and CHI will create an overhead door platform designed to deliver superior product breadth and solutions to Nucor's commercial customers.

Capital Allocation Strategy

We continue to have a balanced capital allocation framework with three primary aspects:

- *Investing in our business for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, greenfield expansions and acquisitions.*
- *Returning capital to our stockholders through cash dividends and share repurchases.*

  Nucor has paid $1.55 billion in dividends to its stockholders during the past three years. That dividend payout represents 11% of cash flows from operations during that three-year period. The Company repurchased $700 million of its common stock in 2025 ($2.22 billion in 2024 and $1.55 billion in 2023).

  We intend to return at least 40% of our net income to stockholders over time via a combination of both cash dividends and share repurchases. Over the past three years, we have returned approximately 73% of our net income in this manner.
- *Maintaining a strong balance sheet, with relatively low financial leverage, as measured in terms of funded debt to total capital, as well as ample liquidity.*

  At year-end 2025, our debt to total capital was approximately 24% and we had cash and cash equivalents and short-term investments on hand of $2.70 billion. At the end of 2025, Nucor had the strongest credit ratings in the North American steel sector (A-/A-/A3) with stable outlooks at Standard & Poor’s, Fitch Ratings and Moody’s, respectively.

Competition

We compete in a variety of steel and metal markets, including markets for finished steel products, unfinished steel products and raw materials. These markets are highly competitive with many domestic and foreign firms participating, and, as a result of this highly competitive environment, we find that we primarily compete on price and service.

In our steel mills segment, our EAF steel mills face many different forms of competition, including domestic integrated steel producers (who use iron ore converted into liquid form in a blast furnace as their basic raw material instead of scrap steel), other domestic EAF steel mills, steel imports and alternative materials. Large domestic integrated steel producers have the ability to manufacture a variety of products but are often burdened with higher capital and fixed operating costs. EAF-based steel producers, such as Nucor, are more sensitive to increases in scrap prices but tend to have lower capital and fixed operating costs compared with large integrated steel producers. EAF-based steel producers also typically emit fewer GHGs per ton of steel produced than integrated steel producers.

Fluctuations in the supply of steel from non-U.S. competitors are a source of significant volatility in our primary markets. In 2025, vigorous enforcement of U.S. trade remedy laws and the full reinstatement of the Section 232 steel tariffs without exemptions or exclusions resulted in a lower volume of steel

imports compared to 2024. Imports of finished carbon and alloy steel products decreased 17.4% from 2024, supplying approximately 18% of U.S. demand in 2025.

The strength and size of the U.S. economy make the United States an attractive market to our foreign competitors. Many of these non-U.S.-based competitors operate in non-market economies and are often state subsidized or state owned, such that employment stability or other concerns take priority over the need to generate returns on their capital. They can receive support in the form of direct subsidies, low-cost energy, labor, raw material and capital. They also often face less stringent environmental and safety regulations and can benefit from an artificially low exchange rate relative to the U.S. dollar.

Many Chinese steel producers receive these kinds of support and China continues to be the largest steel producing country. In 2025, despite a continuing downturn in its property market and lower domestic demand, China still produced more than one billion net tons of steel, accounting for approximately 53% of all steel produced globally. To offset weak domestic consumption, China exported a record 131 million net tons in 2025, dampening steel prices in markets around the world.

Trade remedies implemented by the U.S. International Trade Commission, (the "USITC") such as antidumping duties ("AD") and countervailing duties ("CVD") and similar measures play a key role in allowing the American steel industry to compete on a level playing field against unfairly traded imports. There are currently 142 AD/CVD orders in place on core steel product lines made by Nucor, and sunset reviews are typically held with respect to specific exporters and products every five years.

During 2025, the U.S. Department of Commerce and the USITC made important rulings regarding unfairly traded imports of corrosion-resistant steel and rebar. The U.S. government kept in place duty orders on large diameter welded pipe from Japan and wire rod imports from China as the result of sunset reviews.

Circumvention of trade duties also continues to pose a threat. Besides producing over a billion net tons of steel in its own country, China continues to invest heavily in steel production in other countries to avoid being subject to trade duties on exports to the U.S. market. Most of the investment being done by Chinese state-owned companies outside of the country's borders is occurring in other Southeast Asia countries and Africa.

After recent years of weakened effectiveness due to country exemptions and product exclusions, the Section 232 steel tariffs were fully reinstated in 2025 without exceptions or exclusions, and were broadened to cover approximately 600 fabricated steel products. These comprehensive tariffs have been more effective in combating circumvention behaviors and keeping unfairly traded imports out of the U.S. market.

Tariffs and quota arrangements impacting steel and steel products may be enacted, enforced, extended, modified or terminated in the future. No assurance can be given as to the timing or extent of any of these changes.

We also experience competition from other materials. Depending on our customers' end use of our products, there are often other materials, such as concrete, aluminum, plastics, composites and wood that compete with our steel products. When the price of steel relative to other raw materials rises, these alternatives can become more attractive to our customers.

In our steel products segment we manufacture a wide range of products that primarily have construction applications. In each of our product lines, we face competition from well capitalized domestic and international providers offering similar products and services. We compete on price, service (e.g., consulting on engineering requirements, facilitating logistics, and timeliness of order fulfillment) and quality (e.g., reliably producing to exacting custom specifications). We believe we have established a reputation as a market leader who can consistently meet customer needs for these products in a timely

manner due to our nationwide footprint of modern production facilities and entrepreneurial, performance driven culture.

Competition in our scrap and raw materials business is also vigorous. The scrap metals market consists of many firms and is highly fragmented. Firms typically compete on price and geographic proximity to the sources of scrap metal.

Backlog

In the steel mills segment, Nucor's backlog of orders was approximately $3.35 billion and $2.13 billion at December 31, 2025 and 2024, respectively. Order backlog for the steel mills segment includes only orders from external customers and excludes orders from other Nucor businesses. Nucor's backlog of orders in the steel products segment was approximately $4.46 billion and $4.02 billion at December 31, 2025 and 2024, respectively. The majority of these orders are expected to be filled within one year. Order backlog within our raw materials segment is not meaningful because the vast majority of the raw materials that segment produces are used internally.

Sources and Availability of Raw Materials

An ample supply of high-quality scrap and scrap substitutes is critical to support Nucor's ability to produce high-quality steel. The goal of Nucor's raw materials segment is to safely produce, source, trade and transport steelmaking raw materials. Nucor's raw materials investments are focused on creating an advantage for our steelmaking operations, through a global information network and flexible approach to metallics supply.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used in our steel mills segment remained relatively stable from $394 per gross ton used in 2024 to $392 per gross ton used in 2025. On average, it takes approximately 1.1 tons of scrap and scrap substitutes to produce one ton of steel. We employ variable steel pricing mechanisms so that we are better able to maintain operating margins and meet our customer commitments as scrap and scrap substitute costs fluctuate.

Nucor remains focused on securing reliable access to low-cost raw material inputs as they are the Company's largest expense. We believe Nucor's broad, balanced supply chain is an important strength which allows us to reduce the cost of our steelmaking operations, create a shorter supply chain and have greater control over our metallic inputs. Our investment in DRI production facilities and scrap yards, as well as our access to international raw materials markets, provides Nucor with significant flexibility in optimizing our raw material mix. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil, such as Ukraine, Russia and Brazil. We believe the continued successful implementation of our raw material strategy, including key investments in DRI production, as well as in the scrap brokerage and processing services performed by our team at DJJ, gives us greater control over our metallic inputs and thus helps us navigate significant fluctuations in the availability and costs of critical inputs.

DJJ acquires ferrous scrap from numerous sources, including manufacturers of products made from steel, industrial plants, scrap dealers, peddlers, auto wreckers and demolition firms. In recent years, we have developed closed loop recycling programs with some of our larger customers, through which we are able to reliably source more high purity prime scrap while reducing the waste inherent in our customers' operations.

We purchase pig iron as needed primarily from overseas sources. We received over 2,000,000 gross tons of pig iron in 2025. Our DRI plants in Trinidad and Louisiana supplied approximately 3,370,000

metric tons of DRI to our steel mills in 2025. The primary raw material for our DRI facilities is pelletized iron ore, which we purchase from various international suppliers.

The primary raw material for our steel products segment is steel produced by Nucor's steel mills.

Energy Consumption and Costs

Steel manufacturing is an energy-intensive, trade exposed industry. As a result, we continuously strive to make our operations in all three of our business segments more energy efficient. In addition, we proactively engage with suppliers, regulators and other energy industry participants to ensure the continued domestic availability of reliable, low-cost sources of energy in various forms.

Our steelmaking operations utilize EAFs for 100% of their production. The total energy consumed by Nucor includes electricity, natural gas, and other carbon raw material inputs. For the scrap melting process, electricity is the primary energy source, with natural gas combustion serving as the fuel for reheat furnaces and other pre-heating operations. Our DRI facilities in Trinidad and Louisiana are also large consumers of natural gas.

The availability and prices of electricity and natural gas are influenced by many factors, including changes in supply and demand, the regulatory environment, technological innovation, and pipeline/transmission infrastructure.

We closely monitor developments in public policy relating to energy production and consumption. We engage with policymakers to provide technical information that can inform policy decisions and avoid unintended adverse consequences of legislative and regulatory actions. We believe that a thoughtful approach to domestic energy policy can help ensure that steel and steel products manufactured in the United States remain competitive in the global marketplace.

Reducing GHG Emissions

While steel is widely understood to be essential in any modern economy, and is increasingly seen as a critical material for addressing challenges associated with climate change, the sector also has received increased attention for its GHG emissions and their potential contribution to climate change.

As the leading U.S. supplier of numerous essential steel products using primarily recycled ferrous scrap metal, we believe we are in a competitively advantageous position. Our circular production process has approximately one-third the GHG emissions intensity of the average extractive steelmaking process using a blast furnace and basic oxygen furnace.

In addition, we are committed to further reducing our GHG footprint over time. After announcing our net-zero, science-based GHG targets for 2050 and our interim emissions-reduction target for 2030, we achieved third-party certification of these targets in December 2024. Our GHG intensity targets are defined in accordance with the Global Steel Climate Council's (GSCC) Steel Climate Standard and have been verified to conform with the emissions-reduction glidepath required to achieve the Paris Climate Agreement's 1.5°C goal by 2050.

Nucor's net-zero 2050 and interim 2030 targets include scopes 1, 2 and 3 emissions from the production of hot rolled steel as defined by the GSCC, making Nucor the first diversified steelmaker in the United States to set GHG reduction targets encompassing all three scopes. In December 2025, Nucor set an industry record achieving GSCC product-level certification for 12 steel mills covering 22 products.

We plan to achieve our decarbonization goals by procuring clean electricity, deploying carbon capture and sequestration where practical, and developing near-zero GHG ironmaking technologies, as well as through the development and deployment of technologies enabling us to reduce our consumption of injection and charge carbon and natural gas.

Clean Electricity Initiatives

GHG emissions associated with our consumption of electrical power constitute approximately 30% of our current footprint.

We have invested in companies developing next generation nuclear power technologies, and are exploring ways in which we can work with these companies and with our electric utility partners to accelerate deployment of these and other clean energy technologies on the regional power grids serving our operations as they mature and become scalable.

Currently, we are a party to two Power Purchase Agreements (“PPAs”). Under these PPAs, we have agreed to purchase for a fixed price output from one solar and one wind project in the United States. The PPAs are structured for monthly financial settlement. We have undertaken these initiatives to support the ongoing diversification of generation technologies on the U.S. power grid. As part of these arrangements, we will also receive Renewable Energy Credits (“RECs”) commensurate with the renewable power we purchase. These RECs can be applied against a portion of our GHG emissions, enabling us to receive credit for reducing them. The pay-fixed, receive-floating nature of these arrangements also offsets a portion of our exposure to higher prices for electricity over the life of the contract.

In collaboration with our electric utility partner, we evaluated opportunities to deploy battery storage and solar generation in support of the expansion at our Kingman, Arizona bar mill. In 2025, we contracted with a third party to install and operate a 50 MW onsite battery energy storage system which became operational in the fourth quarter of 2025. The Kingman site will also host a 25 MW solar project, with construction planned for 2026. The goal of combining the two systems is to provide our Kingman division with access to reliable power for years to come.

Carbon Capture and Sequestration (CCS) Activity

In 2023, we signed an agreement with ExxonMobil Corporation ("ExxonMobil") to capture, transport, and inject carbon from our DRI plant in Convent, Louisiana. ExxonMobil will capture between 600,000 and 800,000 metric tons per year of CO2 from our DRI plant. We expect start-up in late 2026. ExxonMobil will receive the related tax credits and pay Nucor a fee for each ton of CO2 supplied.

Near-Zero Ironmaking

We have invested in Electra, a company that is working to develop and scale a process to produce carbon-free iron that can be used to make steel. Electra’s technology relies on intermittent electrical energy to refine low-grade iron ores through electrochemical and hydrometallurgical processes. Electra’s process operates at 60°C and removes critical impurities from low-grade ores to produce high purity iron that can be charged directly into EAF steelmaking. Electra is still in the startup phase to scale this technology.

We have entered into a partnership with Tata Steel to explore the possibility of scaling and commercializing HIsarna, a technology that enables the production of high-purity iron from low grade iron ore fines without using coke ovens. Coke ovens consume bituminous coal at high temperature to make coke, an essential ingredient for producing iron in a blast furnace. Both coke ovens and blast furnaces are GHG emissions intensive. While the HIsarna process produces GHG emissions, its CO2 rich waste gas stream can be efficiently captured and sequestered. HIsarna also produces a slag co-product that has high value for use in the cement industry.

Government Regulations

Our business operations are subject to numerous federal, state and local laws and regulations, the most significant of which are intended to protect our teammates and the environment. Due to the nature of the steel industry, we are subject to substantial regulations related to safety in the workplace. In addition to the requirements of the state and local governments of the communities in which we operate, we must comply with federal health and safety regulations and environmental regulations, the most

significant of which are enforced by the Occupational Safety and Health Administration (“OSHA”) and the U.S. Environmental Protection Agency (the "EPA"). Safety and environmental stewardship are important values to Nucor. We expect that capital expenditures we will direct toward our efforts in these areas will total approximately $250 million in 2026.

Nucor operates a robust and sustainable environmental program that incorporates the concept of each individual teammate, as well as management, being responsible for environmental performance. All steel mills that have been owned and operated by Nucor for over five years are ISO 14001 certified. Achieving ISO 14001 certification requires Nucor’s steel mills to implement an environmental management system with measurable targets and objectives, such as reducing the use of oil and grease and minimizing electricity use.

The principal federal environmental laws that regulate our business include the Clean Air Act (the “CAA”), which regulates air emissions; the Clean Water Act (the “CWA”), which regulates water withdrawals and discharges; the Resource Conservation and Recovery Act (the “RCRA”), which addresses solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”), which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

As it relates to air emission rates, EAFs are the most efficient and one of the cleanest steel making processes commercially available today. In comparison to blast furnaces, EAF emissions of sulfur oxides, particulate matter and GHGs per ton of steel are significantly less than the extractive steelmaking process utilizing a blast furnace and basic oxygen furnace. Operating EAFs instead of blast furnaces is a proven air quality improvement strategy.

The process of melting scrap metal to make steel generates particulate matter emissions that include contaminants such as paint, zinc, lead, and other metals. Each of our steel mills operates air pollution control devices (baghouses) to collect and capture these particulate matter emissions (“EAF dust”) from the steelmaking process. Initially, the particulate matter captured and collected is classified as hazardous waste under the RCRA. However, Nucor sends all but a small fraction of the EAF dust it collects to recycling facilities that recover zinc, lead and other valuable metals from this dust.

In addition to recycling EAF dust, Nucor mills beneficially reuse steel slag in road materials as a granular base, embankments, engineered fill, highway shoulders, and hot mix asphalt pavement. The physical, chemical, mechanical and thermal properties of steel slag provide a vital resource for construction companies and activities. We take considerable pride in all of our recycling efforts.

Not only does the RCRA establish standards for the management of solid and hazardous wastes, the RCRA also addresses the environmental impact of contamination from past waste disposal activities and from recycling and storage of most wastes. When the EPA determines that properties are contaminated, Nucor quickly evaluates such claims and, if Nucor is determined to be responsible, we do our part to remediate our share of such issues. Nucor believes all identified liabilities under the RCRA are either currently being resolved or have been fully resolved.

Nucor regularly evaluates these types of potential liabilities and, if appropriate, maintains reserves appropriate to remediate the identified liabilities. Under the RCRA, private citizens may also bring an action against the operator of a regulated facility for potential damages and payment of cleanup costs. Nucor believes that its system of internal evaluation and due diligence provides reasonable assurance as to these types of potential liabilities so that compliance with these regulations will not have a material adverse effect on our results of operations, financial condition or cash flow.

To protect water resources, the CWA regulates water withdrawals and discharges. When applicable, Nucor maintains water withdrawal and discharge permits at its facilities under the national pollutant discharge elimination system program of the CWA and conducts its operations in compliance with those permits. Nucor also maintains permits from local governments if the facility discharges into publicly owned treatment works.

Capital expenditures at our existing facilities that are associated with environmental regulation compliance for 2026 and 2027 are estimated to be less than $100 million per year.

Human Capital Resources

We employ approximately 33,000 teammates. The vast majority of them are not represented by unions and are based in the United States, where most of our operations are located.

Nucor’s Culture

We consider our teammates the most important part of Nucor, as they are the true source of our competitive advantage. We believe that our culture, and the encouragement that we provide our teammates, will enable us to deliver on our mission to “Grow the Core; Expand Beyond; and Live Our Culture.”

While our business strategy shapes "what we do", our culture shapes "how" we go about doing it. We believe that consistent adherence to the key tenets of our culture — safety, integrity, trust, innovation, open communication, teamwork, inclusion, courage, can-do attitude and ownership — is a powerful differentiator for Nucor, enabling us to attract and retain talent, and to position the Company favorably for value-creating growth.


THE NUCOR WAY
SAFETY
INTEGRITY
TRUST
INNOVATION
OPEN COMMUNICATION
TEAMWORK
INCLUSION
COURAGE
CAN-DO ATTITUDE
OWNERSHIP
NUCOR
CULTURAL VALUES

Safety

Nucor’s most important value is our teammates’ well-being and safety, and it is our goal to become the safest steel company in the world. Our foremost responsibility is to work safely, which requires our teammates to identify unsafe conditions and activities and mitigate these hazards. In recent years, we have built a broader safety leadership team dedicated to discovering, developing and sharing technology and best practices across the organization.

We will continue working to eliminate exposures that can lead to injury and encourage our teammates to share their ideas for safety improvement.

Two key metrics Nucor uses to measure safety are: the Injury/Illness Rate and Days Away, Restricted and Transfer (“DART”) Case Rate.

- Nucor calculates the annual Injury/Illness Rate by dividing the number of work-related injuries and illnesses by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2025, we achieved an annual Injury/Illness Rate of 0.71, the lowest injury and illness rate in our history, marking the eighth consecutive year of improvement.
- Nucor uses the DART Case Rate to assess and manage the risk of serious injury in the workplace. Nucor calculates the annual DART Case Rate by dividing the number of cases resulting in days away from work, restricted work activity and/or job transfers by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2025, we achieved an annual DART Case Rate of 0.30, which was a 27% improvement over the prior year period.

Since 1998, Nucor has used the President’s Safety Award to recognize divisions that achieve strong records of safety performance based on objective metrics. The President’s Safety Award has the following three levels: Platinum, which is awarded to divisions with zero recordable illnesses or injuries; Gold, which is awarded to divisions that have an Illness/Injury Rate below 0.6 and a DART Case Rate below one-third of the national average for their NAICS code; and Silver, which is awarded to divisions that achieve one-third the national average on Illness/Injury Rate and DART Case Rate. In 2025, 21 divisions achieved the Platinum level award, 25 divisions achieved the Gold level award and 26 divisions achieved the Silver level award. Nucor also has 26 OSHA Voluntary Protection Program Sites, OSHA’s highest level of recognition.

In 2020, the Company introduced the Nucor President’s Safety Cup to foster more safety benchmarking throughout the Company. The President’s Safety Cup is an additional annual award that is presented to the region that has the best safety record across all of Nucor. Not only does this reward a facility for exceeding their individual safety goals, but it encourages our teams to innovate and to share ideas and improve safety across operating divisions. The President’s Safety Cup trophy travels among the mills and divisions that make up the winning region.

We believe, however, that safety is about more than just avoiding injuries. At Nucor, safety means what we call “whole person safety”. We want to make sure our teammates feel safe, welcome and valued when they come to work each day. We are accelerating our efforts with the objective of ensuring that each teammate feels a sense of belonging at Nucor. By creating an inclusive workplace, we believe we will attract top talent, foster innovation, increase a sense of empowerment and make Nucor a stronger company.

Recruiting, Retention and Development

Our focus on inclusiveness as supportive of our culture, and the competitive advantage we derive from it, has led us to grow more intentional in our efforts to discover, recruit, retain and develop the best talent available.

Our initiatives are focused on embracing differences and building an environment of mutual respect while providing opportunities for personal and professional growth for all teammates. By prioritizing diversity of thought, background and experience, Nucor strives to reinforce our culture to drive innovation, strengthen collaboration and deliver exceptional results.

In 2024, we introduced “Assemble, Unlock and Win” ("AUW") in an effort to ensure continued success in recruiting, retaining, and developing our team, and to more explicitly connect these activities to our mission and culture. AUW’s core elements include:

- **Assemble** a diverse team positioned to lead our Company into the future.
  - Attract a broad and diverse talent pool.
  - Seek the skills, experience and leadership needed to win.
  - Retain our teammates through a sense of belonging.
  - Represent and connect to the communities where we live.
- **Unlock** each teammate's full potential.
  - Foster an inclusive environment where every teammate is visible, connected, and supported.
  - Advocate for all and ensure whole person safety of our team.
  - Develop each teammate to empower their unique potential.
  - Connect with every teammate through curiosity and open communication.
- **Win** together.
  - Amplify the competitive advantage of our team and our culture.
  - Fuel innovation, creativity and solutions through diversity.
  - Deliver on the demand for talent.
  - Exceed expectations for our team, communities, customers and stockholders.

Ownership

Another Nucor core value is ownership. By recruiting and empowering entrepreneurial teammates, our goal is to foster a competitive mindset, along with a strong sense of personal responsibility and a culture of accountability and belonging.

We believe that our streamlined organizational structure reinforces this ownership aspect of our culture by allowing our teammates to make quick decisions and innovate to win. Our organization is highly decentralized, with most day-to-day operating decisions made by our division general managers and their teams. Approximately 200 teammates work in our principal executive offices in Charlotte, North Carolina.

Our operations are also highly automated, allowing us to achieve industry-leading productivity and improve safety outcomes while providing our teammates with compensation that we believe is highly competitive compared to businesses in our industry.

Our compensation policies are structured to reinforce and reward an ownership mentality among our teammates, so that they are incentivized to drive results and contribute to our success. Put simply, at Nucor, we believe in "Pay-for-Performance." Nucor teammates typically earn a significant part of their compensation based on their productivity. Production teammates work under group incentives that provide increased earnings for increased production. This additional incentive compensation is paid weekly in most cases. Nucor has also historically contributed 10% of earnings before federal taxes to a profit-sharing plan for most teammates below the officer level.

Monitoring and Measuring

Teammate input is essential for us to sustain our culture of empowered teammates enabling efficient operational decisions. Aside from our practice of everyday open communication, to maintain and build trust, we periodically ask our teammates to formally provide feedback. Since 1986, our teammates have completed a comprehensive survey providing feedback on a range of topics, including matters relating to the effectiveness of our culture. We view the survey as an important tool in continually

improving our company and ensuring our teammates remain engaged and satisfied. This survey is conducted every three years, the last of which was conducted during the third quarter of 2025.

In this most recent survey, we had a 93% participation rate and teammate satisfaction with Nucor as a place to work remained high at 85%. The overwhelming majority of responses continue to register as positive or neutral, with less than 10% registering as negative. We are absorbing the key learnings from the survey to inform how we can further improve our overall talent strategy.

Policies

Nucor has a long history of conducting our businesses in a manner consistent with high standards of social responsibility. We have adopted a comprehensive Human Rights Policy, which operates in conjunction with many other Nucor policies related to ethical conduct and human rights, including our Health and Safety Policy, Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Professionals, Supplier Code of Conduct and Policy on Eliminating Forced Labor from our Supply Chain.

More information about these and other relevant policies can be found at www.nucor.com/esg.

Available Information

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements and other information, are available on our website at www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the U.S. Securities and Exchange Commission (the "SEC"). These filings are also available on the SEC's website at www.sec.gov.

We use the investor relations portion of our website, investors.nucor.com, to distribute information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information regarding the Company on our website. Accordingly, investors should monitor the investor relations portion of our website, in addition to our press releases, SEC filings and other public communications. Except as otherwise expressly stated in these documents, the information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 1A. Risk Factors

Many of the factors that affect our business and operations involve risk and uncertainty. The factors described below are some of the risks that could materially negatively affect our business, results of operations, financial condition and cash flows.

Industry Specific Risk Factors

Overcapacity in the global steel industry could increase the level of steel imports into the United States, which may negatively affect our business, results of operations, financial condition and cash flows.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The Organisation for Economic Co-operation and Development (the "OECD") has estimated global steel production overcapacity to be approximately 704 million net tons in 2025. This level of excess capacity is eight times the current annual steel production in the United States. China continues to be a significant contributor to excess steelmaking capacity, producing more than one billion net tons of steel in each of the past eight years, despite experiencing slower economic growth. Chinese steel producers are also investing in new steelmaking capacity in several countries in southeast Asia and Africa. As a result, the OECD projects that excess global steel capacity could increase nearly 20% to an estimated 795 million net tons by 2027.

During periods of global economic weakness, the effects of this overcapacity are amplified because of weaker global demand for steel and steel products. Steel manufacturers in non-market economies, such as China, tend not to adjust their production levels in line with regional demand and instead export significant amounts of steel and steel products at prices that can be at or below their costs of production. In countries with non-market economies, the steel industry is often subsidized or owned in whole or in part by the government, which can provide these producers with cost advantages or cause their production decisions to be driven by political or social factors rather than price and demand signals. Surplus output from steel producers in these countries can flow into the U.S. market. These exports to the U.S. can result in downward pressure on realized steel prices for Nucor, adversely affecting our business, results of operations, financial condition and cash flows.

After recent years of weakened effectiveness due to country exemptions and product exclusions, steel tariffs first imposed in 2018 under Section 232 of the Trade Expansion Act were fully reinstated in 2025 without exceptions or exclusions, and were broadened to cover approximately 600 fabricated steel products. These comprehensive tariffs have been more effective in combating circumvention behaviors and keeping unfairly traded imports out of the U.S. market. There can be no assurance as to when or if the Section 232 or other import tariffs, quotas or other duties may be enacted, enforced, extended, modified or terminated in the future. If the Section 232 or other import tariffs, quotas or duties expire or if others are further relaxed or repealed, or if relatively higher U.S. steel prices or a stronger U.S. dollar make it attractive for foreign steelmakers to export their steel products to the United States, despite the presence of import tariffs, quotas or duties, the resurgence of substantial imports of foreign steel could create downward pressure on U.S. steel prices.

Our industry is cyclical and both recessions and prolonged periods of slow economic growth may negatively affect our business, results of operations, financial condition and cash flows.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the construction, energy, metals service centers, appliance and automotive industries. As a result, downturns in the U.S. economy or any of these industries could materially adversely affect our results of operations, financial condition and cash flows.

We are unable to predict the duration of current economic conditions or the magnitude or timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

Competition from other steel producers, imports or alternative materials may negatively affect our business, results of operations, financial condition and cash flows.

We face ongoing competition from other steel producers and imports that compete with our products on price, quality and service. The markets for our products are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by more intense competitive forces.

In many applications, steel competes with other materials, such as concrete, aluminum, plastics, composites and wood. Increased use or availability of these materials in substitution for steel products could have a material adverse effect on prices and demand for our steel products.

Our business requires substantial capital investment and maintenance expenditures, and our capital resources may not be adequate to provide for all of our cash requirements.

Our business requires substantial expenditures for routine maintenance and to remain competitive. For the three-year period ended December 31, 2025, our total capital expenditures were approximately $8.90 billion. In the last three years we announced various substantial capital projects that we expect will increase production capacity, increase the efficiency of our operations and enhance our product offerings. Although we expect requirements for our business needs, including the funding of capital expenditures, debt service for financings and any contingencies, will be financed by internally generated funds, short-term commercial paper issuances, offerings of our debt securities or from borrowings under our $2.25 billion unsecured revolving credit facility, we cannot guarantee that this will be the case. Additional acquisitions, increases in interest rates or unforeseen events could require financing from additional sources.

Changes in the availability and cost of electricity and natural gas are subject to volatile market conditions which may negatively affect our business, results of operations, financial condition and cash flows.

Our steel mills are large consumers of electricity and natural gas. In addition, our DRI facilities are also large consumers of natural gas. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity and natural gas can be volatile. They are often affected by weather, political, regulatory and economic factors beyond our control, and we may be unable to raise the price of our products to offset increased energy costs. Disruptions, including physical or information systems related issues, that impact the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs that are not similarly applicable to our competitors' operations could materially adversely affect our business, results of operations, financial condition and cash flows.

Our business and results of operations may be negatively affected by volatility in steel prices and the cost and availability of raw materials, particularly scrap steel.

We rely to an extent on outside vendors to supply us with key consumables such as graphite electrodes, alloys and other raw materials, including both scrap and scrap substitutes (e.g., prime scrap, pig iron and DRI) that are critical to the manufacture of our steel products. The raw material required to produce DRI is pelletized iron ore. Although we have vertically integrated our business by constructing our DRI facilities in Trinidad and Louisiana and also by acquiring our scrap processing and brokerage operations, DJJ, in 2008, we still must purchase most of our primary raw material, steel scrap, from numerous other sources located throughout the United States and internationally. Although we believe that the supply of scrap and scrap substitutes will remain adequate to operate our facilities, prices of these critical raw materials are volatile and are influenced by changes in scrap exports in response to changes in the scrap, scrap substitutes and iron ore demands of our global competitors, as well as volatility in currency rates and political conditions.

At any given time, we may be unable to obtain an adequate supply of these critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, war and other forms of armed conflict or political instability, changes in exchange rates, worldwide price fluctuations, including due to global political and economic factors, changes in governmental, business and consumer spending, inflation, increases in interest rates, labor shortages, and the availability and cost of transportation. Many countries that export steel into our markets restrict the export of scrap, protecting the supply chain of some foreign competitors. This trade practice creates an artificial competitive advantage for foreign producers that could limit our ability to compete in the U.S. market.

If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer

orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials or pass along increased transportation costs. Also, if we are unable to obtain adequate, cost-effective and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, experience margin compressions or suffer harm to our reputation and customer relationships, any of which may negatively affect our business, results of operations, financial condition and cash flows.

Our steelmaking processes, our DRI processes, and the manufacturing processes of many of our suppliers, customers and competitors are energy intensive and generate carbon dioxide and other GHGs. The regulation of these GHGs may negatively affect our business, results of operations, financial condition and cash flows.

Our operations are subject to numerous federal, state and local laws and regulations relating to the protection of the environment, and, accordingly, we make provision in our financial statements for the estimated costs of compliance. There are inherent uncertainties in these estimates. Most notably, the uncertainty of policies, enforcement priorities, legislation and international regulations related to climate change mitigation strategies pose the greatest risk.

As a carbon steel producer, Nucor could be increasingly affected both directly and indirectly by new or changing carbon policy decisions and mandates. Carbon is an essential raw material in Nucor's steel production processes. Furthermore, Nucor steel mills use significant amounts of electricity as 100% of our mills utilize EAF technology for our steel melting operations and the decarbonization of electricity generation may lead to high power costs and uncertainty in reliability. Significant changes to the regional power grids serving our steel mills and/or new rulemaking or legislation affecting the operation of these power grids may negatively affect our business, results of operations, financial condition and cash flows.

Environmental regulation compliance and remediation could result in substantially increased costs and materially adversely impact our competitive position.

We incur significant costs to achieve and maintain compliance with environmental regulations and remediation obligations. The principal federal environmental laws include the CAA, which regulates air emissions; the CWA which regulates water withdrawals and discharges; the RCRA, which addresses solid and hazardous waste treatment, storage and disposal; and the CERCLA, which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

In addition to the above-mentioned statutes, revisions to National Ambient Air Quality Standards ("NAAQS"), including the implementation actions/decisions of environmental agencies, could make it significantly more difficult to obtain construction permits and permits to expand existing operations. Resulting cancellations, delays or unanticipated costs to these projects could negatively impact our ability to generate expected returns on our investments. Emission reductions for existing operations due to a NAAQS revision may also be required. These regulations can also increase our cost of energy, primarily electricity, which we use extensively in the steelmaking process. We may in the future incur substantially increased costs complying with such regulations, particularly if federal regulatory agencies were to change their enforcement posture with respect to such regulations.

Emerging customer preferences for greater product transparency and less GHG intensive materials may put us at a competitive disadvantage as a carbon steel producer.

The federal government and numerous states are considering establishing, or have already established, requirements for Environmental Product Declarations ("EPDs") so that consumers may more readily evaluate the environmental impacts of products. California has enacted the "Buy Clean California Act" and California has also established Global Warming Potential benchmarks through EPDs for certain materials, including certain steel products. EPD legislation has caused Nucor to incur additional costs and

has the potential to put Nucor and its customers at a disadvantage to foreign competitors unless standardized mechanisms are used to fully evaluate and track products produced by foreign producers.

General Risk Factors

We are subject to information technology and cybersecurity threats which could have an adverse effect on our business and results of operations.

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cybersecurity systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, threats from increasingly sophisticated cyberattacks or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cybersecurity breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cybersecurity protection costs, litigation expense and increased insurance premiums.

Our operations are subject to business interruptions and casualty losses.

The steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural disasters such as floods, hurricanes or earthquakes, critical equipment failures, acts of terrorism, inclement weather and transportation interruptions. Nucor maintains property insurance for these types of losses but self-insures a significant portion of the program. Therefore, while our insurance coverage could offset a portion of the losses relating to some of those types of events, our results of operations and cash flows could be adversely impacted to the extent that any such losses are not covered by our insurance, or that there are significant delays in resolving our claims with our insurance providers.

We acquire businesses and enter into joint ventures from time to time and we may encounter difficulties in integrating businesses we acquire.

We plan to continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that strengthen Nucor. Realizing the anticipated benefits of acquisitions or other transactions will depend on our ability to operate these businesses and integrate them with our operations, effectively identify and manage risks, and cooperate with our strategic partners. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate these businesses or otherwise fail to realize the anticipated benefits of acquisitions or other transactions.

Risks associated with operating in international markets may negatively affect our business, results of operations, financial condition and cash flows.

Certain of our businesses and investments are located outside of the United States, in Canada, Mexico and in emerging markets. There are a number of risks inherent in doing business in or sourcing raw materials from such markets. These risks include, but are not limited to: unfavorable political or economic factors; local labor and social issues; changes in regulatory requirements; fluctuations in foreign currency exchange rates, interest rates and inflation; and complex foreign laws, treaties including tax laws, and the Foreign Corrupt Practices Act of 1977. These risks could restrict our ability to operate

our international businesses profitably and therefore have a negative impact on our results of operations and financial condition. In addition, our reported results of operations and financial position could also be negatively affected by exchange rates when the activities and balances of our foreign operations are translated into U.S. dollars for financial reporting purposes.

Pandemics, epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to risks associated with pandemics, epidemics and other public health emergencies. A pandemic or any similar event may have negative impacts on our operations, supply chain, transportation networks and customers, which may compress our margins or impact demand for our steel products, including as a result of preventative and precautionary measures that we, other businesses and governments have taken or may take in the future.

In addition, the ability of our teammates and our suppliers' and customers' teammates to work may be significantly impacted by these types of public health emergencies. Our customers may be directly impacted by business interruptions or weak market conditions and may not be willing or able to fulfill their contractual obligations. Furthermore, the progression of and global response to these types of public health emergencies can cause and increase the risk of delays in construction activities and equipment deliveries related to our capital projects, including potential delays in obtaining permits from government agencies, as well as changes in the prices and availability of labor and equipment for capital projects.

The accounting treatment of equity method investments, goodwill and other long-lived assets could result in future asset impairments, which would reduce our earnings.

We periodically test our equity method investments, goodwill and other long-lived assets to determine whether their estimated fair value is less than their value recorded on our balance sheet. The results of this testing for potential impairment may be adversely affected by uncertain market conditions for the global steel industry, as well as changes in interest rates, commodity prices and general economic conditions. If we determine that the fair value of any of these assets is less than the value recorded on our balance sheet, and, in the case of equity method investments the decline is other than temporary, we would likely incur a non-cash impairment loss that would negatively impact our results of operations.

Tax increases and changes in tax laws and regulations or exposure to additional tax liabilities may negatively affect our business, results of operations, financial conditions and cash flows.

The steel industry and our business are sensitive to changes in taxes. As a company based in the United States, Nucor is more exposed to the effects of changes in U.S. tax laws than some of our major competitors. Our provision for income taxes and cash tax liability in the future could be adversely affected by changes in U.S. tax laws.

Nucor recognizes the effect of income tax positions only if those positions are believed to be more likely than not of being sustained. We cannot predict whether taxing authorities will conduct an audit challenging any of our tax positions and there can be no assurance as to the outcome of any challenges. If we are unsuccessful in any of these matters, we may be required to pay taxes for prior periods, interest, fines or penalties.

We are subject to legal proceedings and legal compliance risks*.*

We spend substantial resources ensuring that we comply with domestic and foreign regulations, contractual obligations and other legal standards. Notwithstanding this, we are subject to a variety of legal proceedings and legal compliance risks in respect of various issues, including regulatory, safety, environmental, employment, transportation, intellectual property, contractual, import/export, international trade and governmental matters that arise in the course of our business and in our industry. For information regarding our current significant legal proceedings, see “Item 3. Legal Proceedings.” A negative outcome in an unusual or significant legal proceeding or compliance investigation could adversely affect our results of operations and financial condition. While we believe that we have adopted appropriate risk management and compliance programs, the nature of our operations means that legal compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Nucor recognizes the importance of developing, implementing, and maintaining effective cybersecurity measures designed to protect our information systems and the confidentiality, integrity, and availability of our data. We face a number of information technology and cybersecurity threats which could have an adverse effect on our business and results of operations.

Notwithstanding the Company’s cybersecurity framework and preventative strategies, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See “Item 1A. Risk Factors” for a discussion of cybersecurity risks.

Risk Management and Strategy

Overview

We have developed and implemented a cybersecurity risk management program that is intended to enable us to assess, identify, and manage risk associated with cybersecurity threats. Our program is based on the Cybersecurity Framework promulgated by the National Institute of Standards and Technology and other applicable industry standards, and includes the following key elements:

- identification and assessment of cybersecurity threats based on internal and external assessments and monitoring, information from internal stakeholders, and external publications and resources such as those made available by the United States Cybersecurity and Infrastructure Security Agency;
- technical and organizational safeguards designed to protect against identified threats, including documented policies and procedures, technical controls, and employee education and awareness;
- processes to detect the occurrence of cybersecurity events, and maintenance and regular testing of incident response and recovery and business continuity plans and processes; and
- a third-party risk management process to manage cybersecurity risks associated with our service providers, suppliers, and vendors.

The program is designed to foster a culture of cybersecurity risk management across the Company.

Integrated Overall Risk Management

Assessing, identifying, and managing cybersecurity-related risks is integrated into our overall risk management framework. The Company conducts an annual cybersecurity risk assessment and reports the most significant risks and associated planned mitigation strategies to the Audit Committee of the Board of Directors. The annual risk assessment is carried out under the supervision of the Executive Vice President of Business Services, the President of Corporate Legal Affairs and General Counsel, the President of Nucor Business Technology, the Cybersecurity Director, and the Vice President and Corporate Controller. See “Governance” below. The Board also regularly receives focused presentations regarding cybersecurity risks from the Company’s Cybersecurity Director.

Third-Party Engagement

Due to the complexity and ever-changing nature of cybersecurity threats, Nucor engages a range of external experts to assist in its assessment, identification, and management of risks from cybersecurity threats. These include cybersecurity assessors, forensic and incident response experts, and auditors to review the Company’s cybersecurity posture and responsive efforts. Our relationships with these external partners enable us to leverage their expertise with the goal of maintaining best practices.

Oversight of Third-Party Risks

Our third-party service providers, suppliers, and vendors face their own risks from cybersecurity threats that could impact Nucor in certain circumstances. In response, we have implemented processes for overseeing and managing these risks. Those processes include limiting the exposure of our information systems to external systems to the least practicable amount, assessing the third parties’ information security practices before allowing them to access our information systems or data, requiring the third parties to implement appropriate cybersecurity controls in our agreements with them, and conducting ongoing monitoring of their compliance with those requirements. We also utilize third-party risk and compliance monitoring services to monitor our service providers, suppliers, and vendors and to augment the effectiveness of our risk mitigation efforts in this area.

Risks from Cybersecurity Threats

As of the date of this report, no risks from cybersecurity threats, including as a result of cybersecurity incidents we have experienced in the past, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

The Company seeks to ensure effective governance in managing risks associated with cybersecurity threats, as more thoroughly described below.

Board of Directors Oversight

The Audit Committee of the Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Audit Committee is composed of directors with a wide range of experience, including risk management and controls, and technology. See “Integrated Overall Risk Management” above.

Management’s Role in Cybersecurity Risk Management

A division of the Company known as Nucor Business Technology, or NBT, is responsible for the Company’s information technology needs, including cybersecurity risk assessment and management. NBT’s cybersecurity function is led by the Cybersecurity Director, who reports to the President of NBT, who in turn reports to the Executive Vice President of Strategy, the President and Chief Operating Officer

and the Chair and Chief Executive Officer. The current Cybersecurity Director has more than 20 years of experience in the cybersecurity field and has broad expertise in cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, and incident response.

The Company also has a Risk Committee composed of the following members of the Company's management:

- Executive Vice President of Business Services
- President of Corporate Legal Affairs and General Counsel
- President of Nucor Business Technology
- Cybersecurity Director
- Vice President and Corporate Controller
- General Manager of Internal Audit
- General Manager of Legal Compliance and Assistant Corporate Secretary
- Manager of External Reporting

The Risk Committee is responsible for overseeing the Company's response to cybersecurity incidents. The Risk Committee and the Chair and Chief Executive Officer inform the Audit Committee and the Board of Directors on cybersecurity risks.

Monitoring of Cybersecurity Incidents

The Cybersecurity Director implements and oversees our processes for regularly monitoring our information systems. This includes security measures and regular audits to identify potential issues. In the event of a cybersecurity incident, we have an established incident response plan that requires prompt notification of the Cybersecurity Director or their designee, who in turn oversees our assessment of and response to the incident. The Cybersecurity Director is also responsible for informing the Risk Committee of cybersecurity incidents, which in turn has a detailed process for assessing the impacts of incidents and monitoring the Company's mitigation and remediation efforts. Depending on the nature of the incident, this process also provides for escalating notification to senior executives, including the Chair and Chief Executive Officer, the Executive Vice President of Business Services and the Board of Directors.

Item 2. Properties.

We own most of our principal operating facilities. These facilities, by segment, are as follows:

Location	Approximate square footage of facilities	Principal products
Steel mills:		
Fontana, California	4,020,000	Flat-rolled steel
Hickman, Arkansas	2,740,000	Flat-rolled steel
Berkeley County, South Carolina	2,430,000	Flat-rolled steel, structural steel
Crawfordsville, Indiana	2,270,000	Flat-rolled steel
Blytheville, Arkansas	2,220,000	Structural steel
Decatur, Alabama	2,010,000	Flat-rolled steel
Norfolk, Nebraska	1,540,000	Steel shapes
Hertford County, North Carolina	1,350,000	Steel plate
Plymouth, Utah	1,310,000	Steel shapes
Ghent, Kentucky	1,260,000	Flat-rolled steel
Jewett, Texas	1,180,000	Steel shapes
Darlington, South Carolina	1,020,000	Steel shapes
Kankakee, Illinois	850,000	Steel shapes
Silao, Guanajuato, Mexico	680,000	Flat-rolled steel
Seattle, Washington	660,000	Steel shapes
Tuscaloosa, Alabama	610,000	Steel plate
Memphis, Tennessee	560,000	Steel shapes
Auburn, New York	520,000	Steel shapes
Jackson, Mississippi	490,000	Steel shapes
Brandenburg, Kentucky	490,000	Steel plate
Sedalia, Missouri	490,000	Steel shapes
Frostproof, Florida	480,000	Steel shapes
Birmingham, Alabama	460,000	Steel shapes
Marion, Ohio	430,000	Steel shapes
Kingman, Arizona	380,000	Steel shapes
Lexington, North Carolina	320,000	Steel shapes
Steel products:		
Norfolk, Nebraska	1,160,000	Joist, deck, cold finish bar
Brigham City, Utah	1,130,000	Joists, cold finish bar, building systems, metal panels
Arthur, Illinois	1,070,000	Overhead doors
St. Joe, Indiana	1,050,000	Joist, deck, fastener
Grapeland, Texas	830,000	Joists, deck
Chemung, New York	560,000	Joists, deck
Marseilles, Illinois	550,000	Steel tube
Florence, South Carolina	550,000	Joists, deck
Swansea, South Carolina	510,000	Building systems
Birmingham, Alabama	480,000	Steel tube
Louisville, Kentucky	480,000	Steel tube
Fort Payne, Alabama	470,000	Joists, deck
Decatur, Alabama	470,000	Steel tube
Ghent, Kentucky	400,000	Steel tube
Trinity, Alabama	380,000	Steel tube
Decatur, Alabama	380,000	Towers and structures
Chicago, Illinois	350,000	Steel tube
Waterloo, Indiana	350,000	Building systems

In the steel products segment, we have 91 operating facilities, excluding the locations listed above, in 39 states with 28 operating facilities in Canada and two in Mexico. Nucor Rebar Fabrication also operates multiple sales offices in Canada and certain other foreign locations. The steel products segment also includes Skyline Steel, LLC, our steel foundation distributor. NRG has leased square footage of approximately 630,000 square feet in Los Angeles, California, leased square footage of approximately 370,000 square feet in Houston, Texas, and leased square footage of approximately 706,000 square feet in San Bernardino, California.

In the raw materials segment, we have 84 operating facilities in 19 states with one operating facility in Point Lisas, Trinidad. For our DRI facilities in Trinidad and Louisiana, a significant portion of the production process occurs outdoors. The Trinidad site, including leased land, is approximately 2 million square feet. The Louisiana site has approximately 174 million square feet of owned land with buildings that total approximately 72,500 square feet. DJJ has 72 operating facilities in 18 states along with multiple brokerage offices in the United States and certain other foreign locations.

The average utilization rates of all operating facilities in the steel mills, steel products and raw materials segments in 2025 were approximately 83%, 62% and 70% of production capacity, respectively.

We also own our principal executive offices in Charlotte, North Carolina.

Item 3. Legal Proceedings.

Nucor is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial condition or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

During 2022, Nucor Steel Louisiana, our DRI facility located in St. James Parish, Louisiana, received allegations of violations of the Clean Air Act from the EPA. A combined settlement is currently being negotiated with the U.S. Department of Justice, the EPA and the Louisiana Department of Environmental Quality. We do not believe that any aggregate settlement for these allegations will be material to Nucor.

There were no other proceedings that were pending or contemplated under federal, state or local environmental laws that the Company reasonably believes may result in monetary sanctions of at least $1.0 million (the threshold chosen by Nucor as permitted by Item 103 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and which Nucor believes is reasonably designed to result in disclosure of any such proceeding that is material to its business or financial condition).

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following is a description of the names and ages of the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each person’s principal occupation or employment during at least the past five years. Each executive officer of Nucor is elected by the Board of Directors and holds office from the date of election until removed by the Board.

Thomas J. Batterbee (56), Executive Vice President of Human Resources and Talent, became EVP in May 2025. Mr. Batterbee began his career with Nucor in 1989 at Nucor Building Systems Indiana. He was promoted to General Manager of Nucor Building Systems Texas in 2007 and later served as General Manager of Vulcraft New York, Nucor Buildings Group Utah, and Nucor Steel South Carolina. Mr. Batterbee was promoted to Vice President in 2017 and President of the Vulcraft/Verco group in 2023.

Allen C. Behr (52), Executive Vice President of Raw Materials, was named EVP in May 2020. Mr. Behr began his career with Nucor in 1996 as Design Engineer at Nucor Building Systems-Indiana and joined the start-up team at Nucor Building Systems-Texas in 1999. In 2001, he became the Engineering Manager at Nucor Building Systems-South Carolina and was promoted to General Manager in 2008. Mr. Behr became the General Manager of Vulcraft-South Carolina in 2011 and was promoted to Vice President in 2012. He was promoted to President of the Vulcraft/Verco group in 2014 and he served as General Manager of Nucor Steel-Texas from 2017 to 2019.

Brad Ford (47), Executive Vice President of Plate and Structural Products, became EVP in May 2023. Mr. Ford began his career at The David J. Joseph Company (DJJ) in 2001 as a Brokerage Representative and subsequently served as District Manager and International Trading Manager. In 2013, Mr. Ford became Commercial Vice President at DJJ's subsidiary, Trademark Metals Recycling LLC (TMR), and then served as President of TMR from 2015 to 2020. Mr. Ford became General Manager of Vulcraft-Indiana in 2020. He was promoted to Vice President of Nucor in 2022 and most recently served as Vice President and General Manager of Nucor Steel Decatur, LLC.

Noah C. Hanners (46), Executive Vice President of Sheet Products, became EVP in January 2023. Mr. Hanners began his career with Nucor in 2011 as Melt Shop Engineer at Nucor Steel South Carolina. He next served as Shift Supervisor and was then promoted to Melt Shop Manager at Nucor Steel Auburn, Inc. Mr. Hanners later served as General Manager of Nucor Tubular Products and General Manager of Nucor Steel Kankakee, Inc. and was promoted to Vice President in 2019. He served as the Vice President and General Manager of The David J. Joseph Company from 2019 to 2022.

John J. Hollatz (50), Executive Vice President of Fabricated Construction Products, was named EVP in May 2022. Mr. Hollatz began his career at Nucor in 1999 as Design Engineer at Vulcraft Indiana and then served as Sales Engineer and Sales Manager at Vulcraft Nebraska. Mr. Hollatz later served as General Manager of Nucor Building Systems South Carolina, General Manager of Vulcraft Indiana, and President of the Vulcraft/Verco group. He was promoted to Vice President and General Manager of Nucor Steel Decatur, LLC in 2016.

Stephen D. Laxton (55), became President and Chief Operating Officer in January 2026. Mr. Laxton became Chief Financial Officer and Executive Vice President in March 2022, and will continue his duties as Chief Financial Officer until March 1, 2026. Mr. Laxton began his career at Nucor in 2003 as General Manager of Business Development and was promoted to Vice President in 2014. Prior to joining Nucor, Mr. Laxton worked for Cinergy Corp., holding various positions including Director of Asset Management and Manager of Corporate Development. Prior to Cinergy, he held various financial roles with Ashland, Inc., North American Stainless and National City Bank.

Daniel R. Needham (60), Executive Vice President of Commercial, was named EVP in May 2022. Mr. Needham began his career with Nucor in 2000 as Controller at Nucor Steel Hertford County. He subsequently served as Controller of Nucor Steel Decatur, LLC and Nucor Steel Utah. In 2011, Mr. Needham became General Manager of Nucor Steel Connecticut, Inc. (now Nucor Wire Products Connecticut, Inc.). He later served as General Manager of Nucor Steel Utah and was elected Vice President in 2016. In 2019, Mr. Needham was promoted to Vice President and General Manager of Nucor Steel Indiana. He served as the Executive Vice President of Bar, Engineered Bar and Rebar Fabrication Products from February 2021 to May 2022.

Benjamin M. Pickett (43), Executive Vice President of Business Services, became EVP in March 2025. Mr. Pickett began his career with Nucor in 2018 as Director of Corporate Legal Affairs. In 2020, he was promoted to General Manager and Counsel of Public Affairs and Government Relations and elected to Vice President in 2023. Prior to joining Nucor, he was a Partner with the law firm of Moore & Van Allen, PLLC.

K. Rex Query (60), Executive Vice President of Strategy, was named EVP in January 2021. Mr. Query joined Nucor in 1990 as a financial analyst in the Corporate Office and subsequently served as Controller at Vulcraft South Carolina, Nucor Steel Berkeley and Nucor Steel Hertford. After serving as General Manager and Corporate Controller, Mr. Query was elected to Vice President in 2002 and served as General Manager at Nucor Steel Auburn, Inc., Nucor Steel Decatur, LLC, Nucor Steel South Carolina and NCF as well as President of Nucor Europe. Most recently, Mr. Query served as President of Nucor's Vulcraft/Verco group. Mr. Query is married to the sister of Mr. Topalian's wife.

Randy J. Spicer (48), Executive Vice President of Bar and Engineered Bar, was named EVP in May 2024. Mr. Spicer began his Nucor career in 2004 as Accounting Supervisor at Nucor Steel Indiana. In 2006, he joined the start-up team at Nucor Steel Memphis, Inc. as Controller and subsequently served as Controller and Hot Mill Manager at Nucor Steel Gallatin LLC. He was promoted to General Manager of Nucor Tubular Products North in 2020 and elected to President of Nucor Tubular Products in 2022.

David A. Sumoski (59), Executive Vice President. In December 2025, Mr. Sumoski notified the Board of Directors that he will be retiring from the Company in June 2026. Mr. Sumoski stepped down from his position as Chief Operating Officer in January 2026 and will continue as EVP until his retirement. Mr. Sumoski had served as the Company's COO since January 2021. Prior to that, Mr. Sumoski served as Executive Vice President from 2014 to 2020. He also served as General Manager of Nucor Steel Memphis, Inc. from 2012 to 2014 and as General Manager of Nucor Steel Marion, Inc. from 2008 to 2012. Mr. Sumoski was named Vice President in 2010. He began his career with Nucor as an electrical supervisor at Nucor Steel-Berkeley in 1995, later serving as Maintenance Manager.

Leon J. Topalian (57), has served as Chief Executive Officer since January 2020 and as Chair of the Board of Directors since September 2022. He previously served as President from September 2019 to December 2025, as Chief Operating Officer from September 2019 to December 2019, as Executive Vice President of Beam and Plate Products from 2017 to 2019 and as Vice President of Nucor from 2013 to 2017. He began his Nucor career at Nucor Steel-Berkeley in 1996, serving as a project engineer and then as cold mill production supervisor. Mr. Topalian was promoted to Operations Manager for Nucor's former joint venture in Australia and later served as Melting and Casting Manager at Nucor Steel-South Carolina. He then served as General Manager of Nucor Steel Kankakee, Inc. from 2011 to 2014 and as General Manager of Nucor-Yamato from 2014 to 2017. Mr. Topalian is married to the sister of Mr. Query's wife.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed and traded on the New York Stock Exchange under the symbol "NUE." As of January 31, 2026, there were approximately 10,000 stockholders of record of our common stock.

Our share repurchase program activity for each of the three months and the quarter ended December 31, 2025 was as follows (in millions, except per share amounts):

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 5, 2025—November 1, 2025	0.3	$ 136.67	0.3	$ 463
November 2, 2025—November 29, 2025	0.2	$ 143.60	0.2	$ 430
November 30, 2025—December 31, 2025	0.2	$ 162.31	0.2	$ 406
For the Quarter Ended December 31, 2025	0.7		0.7	

(1) Includes commissions of $0.11 per share.

(2) On May 11, 2023, the Company announced that its Board of Directors had approved a share repurchase program under which the Company was authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. The share repurchase authorization was discretionary and had no expiration date. On February 20, 2026, the Company announced that its Board of Directors terminated this share repurchase program and approved a new share repurchase program under which it is authorized to repurchase up to $4.00 billion of Company's common stock. The new share repurchase authorization is discretionary and has no expiration date.

Nucor has increased its base cash dividend every year since the Company began paying dividends in 1973. Nucor paid a total dividend of $2.20 per share in 2025 compared with $2.16 per share in 2024. In December 2025, the Board of Directors increased the base quarterly cash dividend on Nucor's common stock to $0.56 per share from $0.55 per share. In February 2026, the Board of Directors declared Nucor's 212th consecutive quarterly cash dividend of $0.56 per share payable on May 11, 2026 to stockholders of record on March 31, 2026.

See Note 16 to the Company's consolidated financial statements for a discussion regarding securities authorized for issuance under the Company's stock-based compensation plans.

The stock performance graph required by Item 201(e) of Regulation S-K is incorporated into this report by reference from the Company's annual report to stockholders for the year ended December 31, 2025, which will be posted to the Company's website and furnished to the SEC subsequent to the date of this report. The stock performance graph shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall it be deemed to be "soliciting material" subject to Regulation 14A or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations of Nucor Corporation should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report discusses our financial condition and results of operations as of and for the years ended December 31, 2025 and 2024. Information concerning the year ended December 31, 2024 and a comparison of the years ended December 31, 2024 and 2023 may be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025.

Overview

Nucor's operating performance in 2025 reflected modest domestic steel demand growth and lower import levels. Operating rates at our steel mills for the full year 2025 increased to 83% as compared to 76% for the full year 2024, with higher shipments across our sheet, bar, plate, and structural mills. Demand was strong in several key end markets, including infrastructure, data centers, energy, and advanced manufacturing, while interest rate sensitive markets such as automotive and residential construction experienced softer conditions.

Our Challenges and Risks

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The OECD has estimated that global steel production overcapacity in 2025 is approximately 704 million net tons. This level of excess capacity is eight times the current annual steel production in the United States. However, additional capacity continues to come online and China's steel production, the largest steel producing country, is still near record levels. In 2025, China's steel production was more than 1 billion net tons for the eighth consecutive year, and China exported a record 131 million net tons to offset weak domestic consumption. Circumvention of trade duties also continues to pose a risk, as countries route products through third-party countries to evade duties. Increasingly, China is seeking to evade trade duties by building new steelmaking capacity in other countries with a focus on neighboring countries in southeast Asia, as well as Africa.

An uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards, the availability of scrap substitutes, currency fluctuations and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which are often also associated with periods of stronger or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in DRI production, coupled with the scrap brokerage and processing services performed by our team at DJJ, give us greater control over our metallic inputs and thus also helps us to mitigate this risk. See "Item 1A. Risk Factors-Industry Specific Risk Factors" for further discussion of raw material risks.

During periods of stronger or rapidly improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During periods of weaker or rapidly deteriorating steel market conditions, weak steel demand, low industry utilization rates and the impact of

imports create an even more intensified competitive environment and increased pricing pressure. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers in North America who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, most notably in our sheet operations. Approximately 85% of our sheet sales were to contract customers in 2025, with the balance being sold in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers at any given time depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise, and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. The vast majority of our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes, but, during periods of steel market weakness, the more intensified competitive steel market environment can cause the sales price indices to decrease resulting in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Contract sales typically have terms ranging from six to 12 months.

Our Strengths and Opportunities

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. We have numerous, large, strategic capital projects at various stages of progress that we believe will help us further diversify our product offerings and expand the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings, improving our cost structure and further building upon our market leadership positions.

We believe that Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a portion of our raw materials supply under our control reduces risk associated with the global sourcing of raw materials.

Our highly variable, low-cost structure, combined with our financial strength and liquidity, have allowed us to successfully navigate cyclical steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our highly experienced workforce intact and to continue operating our facilities when some of our competitors with greater fixed costs are compelled to shut down some of their facilities. Because we use EAFs to produce our steel, we can easily vary our production levels to match short-term changes in demand.

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers (80% in both 2025 and 2024), but a

significant percentage is used internally by many of the facilities in our steel products segment (20% in both 2025 and 2024).

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales: average sales price per ton during the period and total tons shipped to outside customers.

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in “metal margins,” which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases or decreases in the cost of scrap and scrap substitutes that are not offset by changes in the selling price of steel can quickly compress or expand our margins and reduce or increase our profitability.

Changes in marketing, administrative and other expenses, particularly profit sharing and other variable incentive-based payment costs, can have a material effect on our results of operations for a reporting period as well. These costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and other profitability metrics that are a reflection of our pay-for-performance system that is closely tied to our levels of production.

Evaluating Our Financial Condition

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amounts of and reasons for changes in cash used in or provided by investing activities (including projected capital expenditures) and financing activities and our cash and cash equivalents and short-term investments position at period end. We believe that our conservative financial practices have served us well in the past and are serving us well today. As a result, we believe our financial position remains strong.

Comparison of 2025 to 2024

Results of Operations

Nucor reported consolidated net earnings of $1.74 billion, or $7.52 per diluted share, in 2025, which decreased compared to $2.03 billion, or $8.46 per diluted share, in 2024.

The primary driver of the decrease in earnings in 2025 as compared to 2024 was the decreased profitability of the steel products segment. The steel products segment's earnings decreased in 2025 due to decreased average selling prices and margin compression, particularly at our joist and deck businesses and decreased earnings of our metal buildings systems and rebar fabrication businesses. However, the steel products segment had increased volumes in 2025 compared to 2024, reflecting stabilized demand in the warehouse construction market in 2025 after a pull back in demand in 2024, and growing demand from data center construction. The steel mills segment had increased earnings in 2025 as compared to 2024 due to increased metal margin driven by higher volumes. Backlogs for the steel mills segment at the end of 2025 were at historically high levels. Earnings for the raw materials segment increased in 2025 as compared to 2024 due primarily to the absence of the $83 million impairment charge recorded in 2024 to fully reserve a long-term note receivable. Excluding the prior year impairment charge, the raw materials segment’s earnings increased in 2025 due to the improved performance of our DRI facilities and DJJ’s brokerage operations and insurance recoveries recorded in the fourth quarter of 2025.

The following discussion will provide greater quantitative and qualitative analysis of Nucor’s performance in 2025 as compared to 2024.

Net Sales

Net sales to external customers by segment for the years ended December 31, 2025 and 2024 were as follows (in millions):

	Year Ended December 31,		
	2025	2024	% Change
Steel mills	$ 20,003	$ 18,734	7%
Steel products	10,327	10,085	2%
Raw materials	2,164	1,915	13%
Total net sales to external customers	$ 32,494	$ 30,734	6%

Net sales for 2025 increased 6% from the prior year. Average sales price per ton decreased 2% from $1,241 in 2024 to $1,221 in 2025. Total tons shipped to outside customers increased 7% from 24,767,000 tons in 2024 to 26,615,000 tons in 2025.

In the steel mills segment, sales tons for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	% Change
Outside steel shipments	19,848	18,480	7%
Inside steel shipments	5,423	4,646	17%
Total steel shipments	25,271	23,126	9%

Net sales for the steel mills segment increased 7% in 2025 compared to the prior year due to a 7% increase in volumes. Average sales price per ton in the steel mills segment was $1,008 in 2025, which was similar to $1,013 in 2024.

Outside sales tonnage for the steel products segment for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	% Change
Joist and deck sales	871	712	22%
Rebar fabrication sales	1,179	1,020	16%
Tubular products sales	947	856	11%
Building systems sales	228	238	-4%
Other steel products sales	1,172	1,192	-2%
Total steel products sales	4,397	4,018	9%

Net sales for the steel products segment increased 2% in 2025 from the prior year due to a 9% increase in volumes, partially offset by a 6% decrease in the average sales price per ton, from $2,510 in 2024 to $2,348 in 2025.

Net sales for the raw materials segment increased 13% in 2025 from the prior year, primarily due to increased average sales price and volumes at DJJ’s brokerage operations. In 2025, approximately 95% of outside sales for the raw materials segment were from DJJ's brokerage operations, and approximately 3% of outside sales were from DJJ's scrap processing operations (93% and 4%, respectively, in 2024).

Gross Margins

In 2025, Nucor recorded gross margins of $3.85 billion (12%), which was a decrease from $4.10 billion (13%) in 2024:

- The primary driver of the decrease in gross margins in 2025 as compared to 2024 was the decrease in gross margins in the steel products segment. Gross margins decreased across many businesses within the segment due to decreased average selling prices. The largest decreases were at our joist and deck, building systems, and rebar fabrication businesses due to decreased average selling prices and margin compression.
- Gross margins in the steel mills segment increased in 2025 compared to 2024 due to the previously mentioned increase in volumes and increased metal margins.

  The average scrap and scrap substitute cost per gross ton used was $392 in 2025, which was a 1% decrease from $394 in 2024.

  Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices are stable as we begin 2026.
- Pre-operating and start-up costs of new facilities decreased to approximately $496 million in 2025 as compared to approximately $594 million in 2024. Pre-operating and start-up costs in 2025 and 2024 primarily related to the plate mill in Kentucky, the sheet mill being built in West Virginia, and the melt shop being built in Arizona. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.
- Gross margins in the raw materials segment increased modestly in 2025 as compared to 2024 due to the increased profitability of our DRI facilities and DJJ's brokerage operations.

Marketing, Administrative and Other Expenses

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, decreased from 2024 to 2025 due to the decreased profitability of the Company. In 2025, profit sharing costs consisted of $256 million, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($298 million in 2024). Other employee bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including achieving record earnings, and comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses increased by 7% to $56 million in 2025 compared with $52 million in 2024 and includes expenses associated with vesting of stock awards granted in prior years.

Impacting the increase in marketing, administrative and other expenses in 2025 as compared to 2024 were fair market value adjustments of our Level 1 investments and expenses associated with restructuring initiatives in the steel mills segment.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates was $35 million in 2025 and $30 million in 2024. The increase in equity method investment earnings from 2024 to 2025 was primarily due to the increased results of NuMit.

Losses and Impairments of Assets

Included in 2025 net earnings were $67 million of losses and impairments of assets ($137 million in 2024). Those charges primarily consisted of the following: $39 million related to the closure or repurposing of certain facilities in the steel products segment and $23 million primarily related to the repurposing of a facility in the steel mills segment.

During the third quarter of 2024, management determined that it was probable that a long-term note receivable in the raw materials segment would no longer be collectable and recorded an $83 million impairment charge to fully reserve the note receivable. The other primary component of losses and impairments of assets in 2024 was a $40 million impairment charge of certain assets, mostly property, plant, and equipment, net, related to a business in the steel products segment.

Interest Expense (Income)

Net interest expense (income) for the years ended December 31, 2025 and 2024 was as follows (in millions):

	Year Ended December 31,	
	2025	2024
Interest expense	$ 170	$ 228
Interest income	(111)	(258)
Interest expense (income), net	$ 59	$ (30)

Interest expense decreased in 2025 compared to 2024 due to an increase in capitalized interest. Interest income decreased in 2025 compared to 2024 due to lower average investments and a decrease in average interest rates on investments.

Earnings Before Income Taxes and Noncontrolling Interests

The following table presents earnings before income taxes and noncontrolling interests by segment for the years ended December 31, 2025 and 2024 (in millions). The changes between periods were driven by the quantitative and qualitative factors previously discussed.

	Year Ended December 31,	
	2025	2024
Steel mills	$ 2,383	$ 2,226
Steel products	1,229	1,596
Raw materials	153	40
Corporate/eliminations	(1,197)	(960)
Earnings before income taxes and noncontrolling interests	$ 2,568	$ 2,902

Noncontrolling Interests

Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor’s joint ventures, Nucor-Yamato, CSI and NJSM. Nucor owns a 51% controlling interest in each of Nucor-Yamato, CSI and NJSM. The increase in earnings attributable to noncontrolling interests in 2025 as compared to 2024 was due to the increased earnings of Nucor-Yamato combined with the decreased losses of NJSM, partially offset by losses at CSI.

Provision for Income Taxes

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law. Nucor has reflected the enactment of the OBBBA in the 2025 financial statements as required by accounting principles generally accepted in the United States. The impact of the OBBBA on Nucor's provision for income taxes was immaterial.

The Company’s effective tax rate in 2025 was 20.64% compared with 20.09% in 2024.

Nucor has concluded U.S. federal income tax matters for tax years through 2021. The tax years 2022 through 2024 remain open to examination by the Internal Revenue Service. The 2015 through 2021 Canadian income tax returns for Nucor Rebar Fabrication Group Inc. (formerly known as Harris Steel Group Inc.) and certain related affiliates are currently under examination by the Canada Revenue

Agency. The tax years 2017 through 2024 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

Net Earnings and Return on Equity

Nucor reported net earnings of $1.74 billion, or $7.52 per diluted share, in 2025, compared to net earnings of $2.03 billion, or $8.46 per diluted share, in 2024. Net earnings attributable to Nucor stockholders as a percentage of net sales were 5.4% and 6.6% in 2025 and 2024, respectively. Return on average stockholders' equity was 8.5% and 9.8% in 2025 and 2024, respectively.

Liquidity and Capital Resources

We believe our financial strength is a key strategic advantage, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A- long-term rating from Standard and Poor's, an A3 long-term rating from Moody's and an A- long-term rating from Fitch. Our credit ratings are dependent, however, on many factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made to enhance investors' understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor's cash and cash equivalents and short-term investments position remained strong at $2.70 billion as of December 31, 2025, compared with $4.14 billion as of December 31, 2024. Approximately $931 million and $970 million of the cash and cash equivalents position as of December 31, 2025 and 2024, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities.

We also issue long-term debt securities from time-to-time. On March 5, 2025, Nucor completed the issuance and sale of $500 million aggregate principal amount of its 4.650% Notes due 2030 (the "2030 Notes") and $500 million aggregate principal amount of its 5.100% Notes due 2035 (the "2035 Notes" and, together with the 2030 Notes, the "Notes"). Net proceeds from the issuance and sale of the Notes were $997 million. Costs of $9 million associated with the issuance and sale of the Notes have been capitalized and will be amortized over the life of the Notes.

Net proceeds from the issuance and sale of the Notes were used during the second quarter of 2025 to redeem all of the outstanding $500 million aggregate principal amount of our 2.000% Notes due 2025 and $500 million aggregate principal amount of our 3.950% Notes due 2025 (collectively, the "2025 Notes") pursuant to the terms of the indenture governing the 2025 Notes.

In November 2025, Nucor issued $220 million in 40-year variable rate West Virginia Economic Development Authority industrial development revenue bonds ("IDRBs") to partially fund the construction of the West Virginia sheet mill.

We expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(Dollars in millions) December 31,	
	2025	2024
Cash and cash equivalents	$ 2,260	$ 3,558
Short-term investments	439	581
Working capital	7,761	7,498
Current ratio	2.9	2.5

The current ratio, which is calculated by dividing current assets by current liabilities, was 2.9 at year-end 2025 compared with 2.5 at year-end 2024. The current ratio was impacted by lower cash and cash equivalents and the decrease in the current portion of long-term debt at December 31, 2025.

In 2025 and 2024, total accounts receivable turned approximately every five weeks and inventories turned approximately every 10 weeks.

Funds provided by operations, cash and cash equivalents, short-term investments and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditures, current debt maturities and working capital requirements for existing operations for at least the next 24 months. We also believe we have adequate access to capital markets for liquidity purposes.

Off-Balance Sheet Arrangements

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

Capital Allocation Strategy

We believe that our conservative financial practices have served us well in the past and are serving us well today. Nucor’s financial strength allows for a consistent, balanced approach to capital allocation throughout the business cycle. Nucor invests in our business for profitable growth over the long term. We have historically done this by investing to optimize our existing operations, initiate greenfield expansions and make acquisitions. Additionally, we return capital to our stockholders through cash dividends and share repurchases. We intend to return a minimum of 40% of our net earnings to our stockholders through dividends and share repurchases, while maintaining a debt-to-capital ratio that supports a strong investment grade credit rating. Nucor returned approximately $1.2 billion in capital to its stockholders in the form of base dividends and share repurchases in 2025.

Our cash flows for each period were as follows:

	(in millions) December 31,	
	2025	2024
Net cash provided by operating activities	$ 3,234	$ 3,979
Net cash used in investing activities	(3,226)	(3,734)
Net cash used in financing activities	(1,315)	(3,058)
Effect of exchange rate changes on cash	9	(16)
Net decrease in cash and cash equivalents	$ (1,298)	$ (2,829)

Operating Activities

For 2025 compared to 2024, the $745 million decrease in cash provided by operating activities was primarily driven by a decrease in net earnings and changes in operating assets and liabilities. Net earnings decreased $281 million over the prior year, which included $47 million of non-cash losses and impairments of assets in 2025, compared to $137 million of non-cash losses and impairments of assets in 2024. The changes in operating assets and liabilities resulted in a net outflow of $636 million in 2025 and a net inflow of $156 million in 2024. The changes in working capital were primarily due to an increase in accounts receivable and inventories from year-end 2024 to year-end 2025. Accounts receivable at the end of 2025 increased from the prior year-end resulting in a cash outflow of $428 million due to an increase in the sales volumes and price per ton compared to the prior year. This compares to accounts receivable at year-end 2024 decreasing from year-end 2023 and resulting in a $319 million cash inflow. From year-end 2024 to year-end 2025, inventories increased resulting in an outflow of $366 million due primarily to a 6% increase in raw material tons. This compares to inventories at year-end 2024 decreasing from year-end 2023 and resulting in a $518 million cash inflow. Salaries, wages and related accruals decreased from year-end 2024 to year-end 2025 resulting in a cash inflow of $2 million due to lower current year profit sharing accrual and other benefit related accruals. This compares to salaries, wages and related accruals at year-end 2024 decreasing from year-end 2023 and resulting in a $385 million cash outflow. Accounts payable increased resulting in an $80 million cash inflow due to the increases in inventory mentioned previously.

Investing Activities

Many of our businesses are capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for the construction of new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. The $508 million decrease in cash used in investing activities was primarily due to a decrease in the funding of acquisitions of over $750 million in 2025 compared to 2024. $565 million of this was used in the acquisition of Rytec in 2024. Cash used for capital expenditures increased by $249 million to $3.42 billion in 2025 as compared to $3.17 billion in 2024. The increase in capital expenditures was primarily due to the sheet mill under construction in West Virginia, the construction of a manufacturing location to expand NTS, the construction of a melt shop at our bar mill in Arizona and the galvanizing line at our sheet mill in South Carolina. Capital expenditures for 2026 are estimated to be approximately $2.50 billion. The projects that we anticipate will have the largest capital expenditures in 2026 are the sheet mill under construction in West Virginia, the construction of a manufacturing location to expand NTS, and the galvanizing line at our sheet mill in South Carolina.

Financing Activities

The primary uses of cash were: (i) stock repurchases of $700 million in 2025 as compared to $2.22 billion in 2024, a decrease of $1.52 billion; (ii) cash dividends to stockholders of $512 million in 2025 as compared to $522 million in 2024; and (iii) repayments of long-term debt of $1.02 billion in 2025 as compared to $10 million in 2024, an increase of $1.01 billion. In March 2025, Nucor issued $500 million aggregate principal amount of the 2030 Notes and $500 million aggregate principal amount of the 2035 Notes. Net proceeds from the issuance and sale of the Notes were used during the second quarter of 2025 to redeem all of the outstanding $1.00 billion aggregate principal amount of the 2025 Notes pursuant to the terms of the indenture governing the 2025 Notes. Furthermore, in November 2025, Nucor issued $220 million in 40-year variable rate West Virginia Economic Development Authority IDRBs to partially fund the construction of the West Virginia sheet mill.

In March 2025, Nucor amended and restated its revolving credit facility to increase the borrowing capacity from $1.75 billion to $2.25 billion and to extend its maturity date to March 11, 2030. The revolving credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capital. In addition, the undrawn revolving credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on

consolidations, mergers and sales of assets. As of December 31, 2025, Nucor's funded debt to total capital ratio was 24.4%, and Nucor was in compliance with all covenants under the credit facility.

Market Risk

Nucor's largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2025 were 82% and 61%, respectively. A significant portion of our steel mills and steel products segments' sales are into the commercial, industrial and municipal construction markets. Our largest single customer in 2025 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel, pig iron and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment and the prices we receive for our steel and steel products tend to be correlated with the prices we pay for these materials.

Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2025, approximately 24% of Nucor's long-term debt consisted of instruments with variable interest rates, primarily IDRBs that are adjusted weekly. The remaining 76% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2025, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to purchases of natural gas used in the production process, as well as steel, scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased, processed or sold in future periods or hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid aggregate dividends of $2.20 per share in 2025, compared with aggregate dividends of $2.16 per share in 2024. In December 2025, the Board of Directors increased the regular quarterly cash dividend on Nucor's common stock to $0.56 per share. Nucor returned approximately $1.22 billion in capital to its stockholders in the form of base dividends and share repurchases in 2025. In February 2026, the Board of Directors declared Nucor's 212th consecutive quarterly cash dividend of $0.56 per share payable on May 11, 2026 to stockholders of record as of March 31, 2026.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2025 for the periods presented (in millions):

	Payments Due By Period				
Contractual Obligations	**Total**	**2026**	**2027-2028**	**2029-2030**	**2031 and thereafter**
Long-term debt	$ 6,933	$ 66	$ 1,088	$ 1,087	$ 4,692
Estimated interest on long-term debt (1)	3,643	276	497	433	2,437
Finance leases	360	32	65	59	204
Operating leases	164	35	46	30	53
Raw material purchase commitments (2)	2,521	1,349	773	140	259
Utility purchase commitments (2)	934	386	277	140	131
Other unconditional purchase obligations (3)	1,241	1,153	76	8	4
Other long-term obligations (4)	707	431	71	8	197
Total contractual obligations	$ 16,503	$ 3,728	$ 2,893	$ 1,905	$ 7,977

(1) Interest is estimated using applicable rates at December 31, 2025 for Nucor’s outstanding fixed-rate and variable-rate debt.

(2) Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2025, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3) Purchase obligations include commitments for capital expenditures on operating machinery and equipment.

(4) Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.

Note: In addition to the amounts shown in the table above, $173 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $49 million at December 31, 2025.

Outlook

We expect earnings to increase in the first quarter of 2026. Earnings in the first quarter of 2026 are expected to increase across all three of our operating segments, with the largest increase in the steel mills segment. In the steel mills segment, the expected increase is due to higher volumes and higher realized prices across all major product categories. In the steel products segment, we expect improved earnings in the first quarter due to increased volumes on stable pricing. The raw materials segment is expected to have increased earnings in the first quarter of 2026.

Capital expenditures are expected to decrease to approximately $2.5 billion in 2026. As we have in the past, we intend to allocate capital to investments that advance our strategy to grow the core and expand beyond, with the goal of keeping Nucor in a position of strength well into the future.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets and reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be independently identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value. Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2025. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that the tested long-lived asset groupings were recoverable as of December 31, 2025.

Goodwill and Intangibles

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Significant assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs);

(ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; and (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2025 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge. See Note 8 to the Company's consolidated financial statements for further discussion of the results of the Company's 2025 annual goodwill impairment analysis.

Nucor will continue to monitor operating results within all reporting units throughout 2026 in an effort to determine if events and circumstances require further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2026. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management's judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

In the event that an impairment review is necessary, a discounted cash flow model is used to determine the current estimated fair value of the equity method investment. Significant assumptions used to determine the fair value of the equity method investment include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the equity method investment; and (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its equity method investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Nucor reviews its equity method investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2025.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words “anticipate,” “believe,” “expect,” “intend,” “project,” “may,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of any pandemic or public health situation; and (16) the risks discussed in “Item 1A. Risk Factors” of this report.

Caution should be taken not to place undue reliance on the forward-looking statements included in this report. We assume no obligation to update any forward-looking statements except as may be required by law. In evaluating forward-looking statements, these risks and uncertainties should be considered, together with the other risks described from time to time in our reports and other filings with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, Nucor is exposed to a variety of market risks. We continually monitor these risks and develop strategies to manage them.

Interest Rate Risk – Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2025, approximately 24% of Nucor's long-term debt was comprised of instruments with variable interest rates, primarily IDRBs that are adjusted weekly. The remaining 76% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. Nucor also occasionally makes use of interest rate swaps to manage net exposure to interest rate changes. As of December 31, 2025, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Commodity Price Risk – In the ordinary course of business, Nucor is exposed to market risk for price fluctuations of raw materials and energy, principally scrap, steel, other ferrous and non-ferrous metals, alloys and natural gas. We attempt to negotiate the best prices for our raw material and energy requirements and to obtain prices for our steel products that match market price movements in response to supply and demand. In periods of strong or stable demand for our products, we are more likely to be able to effectively reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand for our products is weaker, this becomes more challenging. Our DRI facilities in Trinidad and Louisiana provide us with flexibility in managing our input costs. DRI is particularly important for operational flexibility when demand for prime scrap increases due to increased domestic steel production.

Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our Louisiana DRI facility and our steel mills in the United States.

Nucor also periodically uses derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas purchases used in the production process and to hedge a portion of our steel, scrap, aluminum and copper purchases and sales. Gains and losses from derivatives designated as hedges are deferred in accumulated other comprehensive loss, net of income taxes on the consolidated balance sheets and recognized in net earnings in the same period as the underlying physical transaction. At December 31, 2025, accumulated other comprehensive loss, net of income taxes included $13 million in unrealized net-of-tax losses for the fair value of these derivative instruments. Changes in the fair values of derivatives not designated as hedges are recognized in net earnings each period. The following table presents the negative effect on pre-tax earnings of a hypothetical change in the fair value of the derivative instruments outstanding at December 31, 2025, due to an assumed 10% and 25% change in the market price of each of the indicated commodities (in millions):

Commodity Derivative	10% Change	25% Change
Natural gas	$ 7	$ 17
Other commodities	24	60

Any resulting changes in fair value would be recorded as adjustments to accumulated other comprehensive loss, net of income taxes or recognized in net earnings, as appropriate. These hypothetical losses would be partially offset by the benefit of lower prices paid or higher prices received for the physical commodities.

Foreign Currency Risk – Nucor is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations. Open foreign currency derivative contracts at December 31, 2025 and 2024 were insignificant.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Nucor’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2025. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2025 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nucor Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive income, of stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework(2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Certain Reporting Unit in the Steel Products Segment

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $4,297 million as of December 31, 2025, and the goodwill associated with the Steel Products segment was $2,825 million, of which a portion relates to a certain reporting unit. Goodwill is tested annually for impairment, on the first day of the fourth quarter, and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill. Based on the results of the qualitative assessment, it may be necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. As disclosed by management, significant assumptions used to determine the fair value of a reporting unit include (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw material costs and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; and (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for a certain reporting unit in the Steel Products segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of a certain reporting unit in the Steel Products segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales volumes and prices and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of a certain reporting unit in the Steel Products segment. These procedures also included, among others (i) testing management's process for developing the fair value estimate of a certain reporting unit in the Steel Products segment; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales volumes and prices and discount rate. Evaluating management's assumptions related to sales volumes and prices involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 25, 2026

We have served as the Company's auditor since 1989.

CONSOLIDATED BALANCE SHEETS
(In millions)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,260	$ 3,558
Short-term investments	439	581
Accounts receivable, net	3,105	2,675
Inventories, net	5,462	5,106
Other current assets	499	555
Total current assets	11,765	12,475
Property, plant and equipment, net	15,306	13,243
Goodwill	4,297	4,288
Other intangible assets, net	2,880	3,134
Other assets	856	800
Total assets	$ 35,104	$ 33,940
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 122	$ 225
Current portion of long-term debt and finance lease obligations	90	1,042
Accounts payable	1,890	1,832
Salaries, wages and related accruals	882	903
Accrued expenses and other current liabilities	1,020	975
Total current liabilities	4,004	4,977
Long-term debt and finance lease obligations due after one year	6,909	5,683
Deferred credits and other liabilities	2,067	1,863
Total liabilities	12,980	12,523
Commitments and contingencies		
Equity		
Nucor stockholders' equity:		
Common stock (800.0 shares authorized; 380.2 and 380.2 shares issued, respectively)	152	152
Additional paid-in capital	2,253	2,223
Retained earnings	31,504	30,271
Accumulated other comprehensive loss, net of income taxes	(194)	(208)
Treasury stock (151.9 and 147.4 shares, respectively)	(12,779)	(12,144)
Total Nucor stockholders' equity	20,936	20,294
Noncontrolling interests	1,188	1,123
Total equity	22,124	21,417
Total liabilities and equity	$ 35,104	$ 33,940

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	Year Ended December 31,		
	2025	2024	2023
Net sales	$ 32,494	$ 30,734	$ 34,714
Costs, expenses and other:			
Cost of products sold	28,616	26,632	26,899
Marketing, administrative and other expenses	1,219	1,123	1,585
Equity in earnings of unconsolidated affiliates	(35)	(30)	(13)
Losses and impairments of assets	67	137	—
Interest expense (income), net	59	(30)	(30)
	29,926	27,832	28,441
Earnings before income taxes and noncontrolling interests	2,568	2,902	6,273
Provision for income taxes	530	583	1,360
Net earnings before noncontrolling interests	2,038	2,319	4,913
Earnings attributable to noncontrolling interests	294	292	388
Net earnings attributable to Nucor stockholders	$ 1,744	$ 2,027	$ 4,525
Net earnings per share:			
Basic	$ 7.53	$ 8.47	$ 18.05
Diluted	$ 7.52	$ 8.46	$ 18.00

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Net earnings before noncontrolling interests	$ 2,038	$ 2,319	$ 4,913
Other comprehensive income (loss):			
Net unrealized loss on hedging derivatives, net of income taxes of ($12), ($3) and ($17) for 2025, 2024 and 2023, respectively	(39)	(6)	(52)
Reclassification adjustment for gain (loss) on settlement of hedging derivatives included in net earnings, net of income taxes of $8, $7 and $4 for 2025, 2024 and 2023, respectively	25	21	12
Foreign currency translation gain (loss), net of income taxes of $0 for 2025, 2024 and 2023	34	(61)	21
Adjustment to early retiree medical plan, net of income taxes of ($2), $0 and ($2) for 2025, 2024 and 2023, respectively	(6)	—	(5)
Reclassification adjustment for (gain) loss on early retiree medical plan included in net earnings, net of income taxes of $0 for 2025, 2024 and 2023	—	—	(1)
Other comprehensive income (loss)	14	(46)	(25)
Comprehensive income	2,052	2,273	4,888
Comprehensive income attributable to noncontrolling interests	294	292	388
Comprehensive income attributable to Nucor stockholders	$ 1,758	$ 1,981	$ 4,500

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share data)

		Nucor Stockholders								
		Common Stock					Treasury Stock (at cost)			
	Total	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Amount	Total Nucor Stockholders' Equity	Noncontrolling Interests
BALANCES, December 31, 2022	$ 19,570	380.2	$ 152	$ 2,144	$ 24,754	$ (137)	126.7	$ (8,498)	$ 18,415	$ 1,155
Net earnings before noncontrolling interests in 2023	4,913	—	—	—	4,525	—	—	—	4,525	388
Other comprehensive income (loss)	(25)	—	—	—	—	(25)	—	—	(25)	—
Stock options exercised	12	—	—	(3)	—	—	(0.2)	15	12	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	87	—	—	24	—	—	(1.0)	63	87	—
Amortization of unearned compensation	6	—	—	6	—	—	—	—	6	—
Treasury stock acquired and net impact of excise tax	(1,568)	—	—	—	—	—	9.8	(1,568)	(1,568)	—
Cash dividends declared ($2.07 per share)	(517)	—	—	—	(517)	—	—	—	(517)	—
Distributions to noncontrolling interests	(435)	—	—	—	—	—	—	—	—	(435)
Acquisition	75	—	—	—	—	—	—	—	—	75
BALANCES, December 31, 2023	$ 22,123	380.2	$ 152	$ 2,176	$ 28,762	$ (162)	135.3	$ (9,988)	$ 20,940	$ 1,183
Net earnings before noncontrolling interests in 2024	2,319	—	—	—	2,027	—	—	—	2,027	292
Other comprehensive income (loss)	(46)	—	—	—	—	(46)	—	—	(46)	—
Stock options exercised	4	—	—	(1)	—	—	(0.1)	5	4	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	109	—	—	33	—	—	(0.9)	76	109	—
Amortization of unearned compensation	10	—	—	10	—	—	—	—	10	—
Treasury stock acquired and net impact of excise tax	(2,237)	—	—	—	—	—	13.1	(2,237)	(2,237)	—
Cash dividends declared ($2.17 per share)	(518)	—	—	—	(518)	—	—	—	(518)	—
Distributions to noncontrolling interests	(352)	—	—	—	—	—	—	—	—	(352)
BALANCES, December 31, 2024	$ 21,417	380.2	$ 152	$ 2,223	$ 30,271	$ (208)	147.4	$ (12,144)	$ 20,294	$ 1,123
Net earnings before noncontrolling interests in 2025	2,038	—	—	—	1,744	—	—	—	1,744	294
Other comprehensive income (loss)	14	—	—	—	—	14	—	—	14	—
Stock options exercised	5	—	—	2	—	—	—	3	5	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	83	—	—	14	—	—	(0.8)	69	83	—
Amortization of unearned compensation	9	—	—	9	—	—	—	—	9	—
Treasury stock acquired and net impact of excise tax	(707)	—	—	—	—	—	5.3	(707)	(707)	—
Cash dividends declared ($2.21 per share)	(511)	—	—	—	(511)	—	—	—	(511)	—
Distributions to noncontrolling interests	(249)	—	—	—	—	—	—	—	—	(249)
Capital contribution from noncontrolling interest	25	—	—	—	—	—	—	—	—	25
Other noncontrolling interest activity	(5)	—	—	—	—	—	—	—	—	(5)
BALANCES, December 31, 2025	$ 22,124	380.2	$ 152	$ 2,253	$ 31,504	$ (194)	151.9	$ (12,779)	$ 20,936	$ 1,188

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Operating activities:			
Net earnings before noncontrolling interests	$ 2,038	$ 2,319	$ 4,913
Adjustments:			
Depreciation	1,226	1,094	931
Amortization	254	262	238
Stock-based compensation	133	132	130
Deferred income taxes	161	(116)	21
Distributions from affiliates	46	25	34
Equity in earnings of unconsolidated affiliates	(35)	(30)	(13)
Losses and impairments of assets	47	137	—
Changes in assets and liabilities (exclusive of acquisitions and dispositions):			
Accounts receivable	(428)	319	664
Inventories	(366)	518	(75)
Accounts payable	80	(321)	361
Federal income taxes	124	97	188
Salaries, wages and related accruals	2	(385)	(291)
Other operating activities	(48)	(72)	11
Cash provided by operating activities	3,234	3,979	7,112
Investing activities:			
Capital expenditures	(3,422)	(3,173)	(2,214)
Investment in and advances to affiliates	(1)	—	(35)
Sale of business	—	1	—
Disposition of plant and equipment	45	17	15
Acquisitions (net of cash acquired)	(2)	(758)	(71)
Purchases of investments	(985)	(1,296)	(1,472)
Proceeds from the sale of investments	1,140	1,487	1,317
Other investing activities	(1)	(12)	(36)
Cash used in investing activities	(3,226)	(3,734)	(2,496)
Financing activities:			
Net change in short-term debt	(102)	105	(25)
Proceeds from issuance of long-term debt, net of discount	1,217	—	—
Repayment of long-term debt	(1,015)	(10)	(10)
Bond issuance costs	(9)	—	—
Proceeds from exercise of stock options	5	4	12
Payment of tax withholdings on certain stock-based compensation	(32)	(53)	(49)
Distributions to noncontrolling interests	(249)	(352)	(435)
Cash dividends	(512)	(522)	(515)
Acquisition of treasury stock	(700)	(2,217)	(1,554)
Proceeds from government incentives	77	—	—
Other financing activities	5	(13)	(17)
Cash used in financing activities	(1,315)	(3,058)	(2,593)
Effect of exchange rate changes on cash	9	(16)	3
(Decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(1,298)	(2,829)	2,026
Cash and cash equivalents and restricted cash and cash equivalents - beginning of year	3,558	6,387	4,361
Cash and cash equivalents and restricted cash and cash equivalents - end of year	$ 2,260	$ 3,558	$ 6,387
Non-cash investing activity:			
Change in accrued plant and equipment purchases	$ (26)	$ 115	$ 1

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

1. Nature of Operations and Basis of Presentation

Nature of Operations

Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation

The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company (Limited Partnership) (“Nucor-Yamato”), California Steel Industries, Inc. (“CSI”), and Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). Nucor owns a 51% controlling interest in each of Nucor-Yamato, CSI and NJSM. All intercompany transactions are eliminated.

Distributions are made to noncontrolling interest partners in Nucor-Yamato in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay its U.S. federal and state income taxes.

Distributions are made to noncontrolling interest partners in CSI in accordance with the stockholder agreement.

Distributions are made to the noncontrolling interest partner in NJSM in accordance with the joint venture agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are recorded at cost plus accrued interest, which approximates fair value, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments

Short-term investments are recorded at fair value. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss) if material. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company's inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for property, plant and equipment acquired through acquisitions, which is recorded at acquisition date fair value. With the exception of our natural gas wells, depreciation primarily is provided on a straight-line basis over the estimated useful lives of the assets. Depletion of all capitalized costs associated with our natural gas producing properties is expensed on a unit-of-production basis by individual field as the gas from the proved developed reserves is produced. The costs of acquiring unproved natural gas leasehold acreage are capitalized. When proved reserves are found on unproved properties, the associated leasehold cost is transferred to proved properties. Unproved leases are reviewed periodically for any impairment triggering event, and a valuation allowance is provided for any estimated decline in value. The costs of planned major maintenance activities are capitalized as part of other current assets and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the operating segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, it may be necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, which could include market growth and market share, sales volumes and prices, raw materials and other costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line or accelerated basis.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which independent cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to their estimated fair market value.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in fair value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value.

Revenue Recognition

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance. See Note 23 for further information.

Income Taxes

Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense and other expenses.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised for new grants, as necessary, to reflect market conditions and experience.

Foreign Currency Translation

For Nucor's operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses have been translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period in which they occur.

Recently Issued Accounting Pronouncements

In November 2024, new accounting guidance was issued that requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. The new accounting guidance also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The new accounting guidance is effective for annual periods beginning after December 15, 2026, and interim

periods within fiscal years beginning after December 15, 2027. Adoption of this new accounting guidance can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Company is evaluating the impact that the adoption of this new accounting guidance will have on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In December 2023, new accounting guidance was issued related to income tax disclosures. The new accounting guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this new accounting guidance and applied the disclosure requirements on a prospective basis effective for the year ended December 31, 2025. The adoption of this new accounting guidance affects only our disclosures, with no impacts to our results of operations and financial condition.

3. Short-term Investments

Nucor held $439 million of short-term investments as of December 31, 2025 ($581 million as of December 31, 2024). The investments held as of December 31, 2025 and December 31, 2024 consisted mainly of certificates of deposit, commercial paper, corporate bonds, money market funds and U.S. government securities, which were classified as available-for-sale. Interest income was recorded as earned.

Realized and unrealized gains or losses on these investments have been deemed immaterial for disclosure by Nucor management.

Short-term investments have maturities of less than one year.

4. Accounts Receivable

An allowance for credit losses is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for credit losses of $81 million at December 31, 2025 ($115 million at December 31, 2024 and $127 million at December 31, 2023).

5. Inventories

Inventories consisted of approximately 35% raw materials and supplies and 65% finished and semi-finished products at December 31, 2025 (approximately 34% and 66%, respectively, at December 31, 2024). Nucor's manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

6. Leases

We lease certain equipment, office space and land. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or sometimes more. The exercise of lease renewal options is at our sole discretion and we consider these options in determining the lease term used to establish our right-of-use assets and lease liabilities. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option reasonably certain of exercise.

We determine that a contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether we have the right to control the use of an identified asset, we assess whether or not we have the right to control the

use of the identified asset and to obtain substantially all of the economic benefit from the use of the identified asset.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Certain of our lease agreements include payments that adjust periodically for consumption of goods provided by the right-of-use asset in excess of contractually determined minimum amounts and for inflation. These variable lease payments are not significant. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental statement of earnings information related to our leases is as follows (in millions):

	Statement of Earnings Classification	Year Ended December 31, 2025	2024	2023
Operating lease cost	Cost of products sold	$ 30	$ 18	$ 27
Operating lease cost	Marketing, administrative and other expenses	3	11	3
Total operating lease cost		$ 33	$ 29	$ 30
Finance lease cost:				
Amortization of leased assets	Cost of products sold	$ 22	$ 30	$ 19
Interest on lease liabilities	Interest expense, net	12	3	12
Total finance lease cost		$ 34	$ 33	$ 31
Total lease cost		$ 67	$ 62	$ 61

Supplemental cash flow information related to our leases is as follows (in millions):

	Year Ended December 31, 2025	2024	2023
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 32	$ 30	$ 30
Operating cash flows from finance leases	$ 12	$ 11	$ 12
Financing cash flows from finance leases	$ 19	$ 14	$ 17
Non-cash investing and financing activities:			
Additions to right-of-use assets obtained from			
Operating lease liabilities	$ 36	$ 36	$ 27
Finance lease liabilities	$ 91	$ 15	$ 16

Supplemental balance sheet information related to our leases is as follows (in millions):

	Balance Sheet Classification	December 31, 2025	December 31, 2024
Assets:			
Operating lease	Other assets	$ 118	$ 107
Finance lease	Property, plant and equipment, net	231	163
Total leased		$ 349	$ 270
Liabilities:			
Current operating	Accrued expenses and other current liabilities	$ 26	$ 24
Current finance	Current portion of long-term debt and finance lease obligations	24	17
Non-current operating	Deferred credits and other liabilities	102	93
Non-current finance	Long-term debt and finance lease obligations due after one year	234	174
Total leased		$ 386	$ 308

Weighted-average remaining lease term and discount rate for our leases are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Weighted-average remaining lease term - operating leases	8.3 years	7.8 years	7.7 years
Weighted-average remaining lease term - finance leases	13.7 years	13.1 years	14.3 years
Weighted-average discount rate - operating leases	4.7%	4.5%	4.0%
Weighted-average discount rate - finance leases	8.0%	10.4%	11.7%

The reason for the substantial weighted-average discount rate – finance leases, of 8.0%, is due to Nucor’s past accounting for the respective finance leases under the former accounting guidance for capital leases. Pursuant to the former lease accounting guidance, the recognition of a capital lease asset and associated capital lease liability could not exceed the fair market value of the leased asset at the lease commencement. Accordingly, the incremental borrowing rate was adjusted upward so that the present value of the minimum lease payments would equal the fair value of the asset.

Maturities of lease liabilities by year for our leases were as follows as of December 31, 2025 (in millions):

	Operating Leases	Finance Leases
Maturities of lease liabilities, year ending December 31,		
2026	$ 32	$ 34
2027	24	33
2028	21	33
2029	18	31
2030	13	28
Thereafter	50	199
Total lease payments	$ 158	$ 358
Less imputed interest	(30)	(100)
Present value of lease liabilities	$ 128	$ 258

7. Property, Plant and Equipment

Property, plant and equipment is carried at historical cost, net of accumulated depreciation. Net property, plant and equipment by major asset class consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Land and improvements, net	$ 1,407	$ 1,257
Buildings and improvements	3,280	2,764
Machinery and equipment	18,770	17,431
Proved oil and gas properties	559	559
Leasehold interest in unproved oil and gas properties	96	96
Construction in process and equipment deposits	4,572	3,758
	28,684	25,865
Less accumulated depreciation	(13,378)	(12,622)
	$ 15,306	$ 13,243

The estimated useful lives primarily range from five to 25 years for land improvements, four to 40 years for buildings and improvements and two to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Included within property, plant and equipment, net, of the steel mills segment at December 31, 2025 is $220 million of assets, net of accumulated depreciation, related to our consolidated joint venture NJSM. During the fourth quarter of 2025, the Company determined that a triggering event occurred after review of NJSM’s most recent annual forecast. The Company performed an impairment assessment to determine if the carrying amount of NJSM exceeded its projected undiscounted cash flows. Upon completion of the assessment, the Company determined that the carrying amount did not exceed its projected undiscounted cash flows and no impairment charge was required. Nucor will continue to monitor NJSM’s financial performance. If NJSM’s financial performance underperforms its forecasts, management may determine that a triggering event has occurred and additional testing may be required.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2025 and 2024 by segment was as follows (in millions):

	Steel Mills	Steel Products	Raw Materials	Total
Balance, December 31, 2023	$ 675	$ 2,514	$ 780	$ 3,969
Acquisitions	—	318	17	335
Translation and other	—	(16)	—	(16)
Balance, December 31, 2024	675	2,816	797	4,288
Acquisitions	—	1	—	1
Translation and other	—	8	—	8
Balance, December 31, 2025	$ 675	$ 2,825	$ 797	$ 4,297

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of five to 25 years are amortized on a straight-line or accelerated basis and consisted of the following (in millions):

	December 31, 2025		December 31, 2024	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$ 4,444	$ 1,737	$ 4,444	$ 1,512
Trademarks and trade names	374	207	387	192
Other	142	136	129	122
	$ 4,960	$ 2,080	$ 4,960	$ 1,826

Intangible asset amortization expense was $254 million in 2025 ($262 million in 2024 and $238 million in 2023). Annual amortization expense is estimated to be $249 million in 2026, $246 million in 2027, $242 million in 2028, $209 million in 2029 and $189 million in 2030.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarter for each of 2025, 2024 and 2023 and concluded that as of each such date there was no impairment of goodwill for any of its reporting units.

There are no material historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $473 million at December 31, 2025 ($483 million at December 31, 2024), and is recorded in other assets in the consolidated balance sheets.

NuMit

Nucor owns a 50% economic and voting interest in NuMit LLC (“NuMit”). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 30 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for its investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members of NuMit. Nucor’s investment in NuMit was $427 million at December 31, 2025 ($438 million at December 31, 2024). Nucor received distributions of $46 million, $25 million and $33 million from NuMit during 2025, 2024 and 2023, respectively.

All Equity Investments

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2025.

10. Current Liabilities

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $145 million at December 31, 2025 ($146 million at December 31, 2024). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $129 million at December 31, 2025 ($129 million at December 31, 2024). Accrued vacation and holiday pay, included in salaries, wages and related accruals in the consolidated balance sheets, was $233 million at December 31, 2025 ($231 million at December 31, 2024).

11. Debt and Other Financing Arrangements

	December 31,	
(in millions)	2025	2024
Industrial revenue bonds due from 2026 to 2065 (1)	$ 1,569	$ 1,350
NJSM notes due from 2026 to 2029 (2)	75	80
Notes, 2.000%, due 2025	—	500
Notes, 3.950%, due 2025	—	500
Notes, 4.300%, due 2027	500	500
Term notes, 2.950%, due 2027 (3)	39	48
Notes, 3.950%, due 2028	500	500
Notes, 2.700%, due 2030	500	500
Notes, 4.650%, due 2030	500	—
Notes, 3.125%, due 2032	550	550
Notes, 5.100%, due 2035	500	—
Notes, 6.400%, due 2037	543	543
Notes, 5.200%, due 2043	338	338
Notes, 4.400%, due 2048	329	329
Notes, 3.850%, due 2052	550	550
Notes, 2.979%, due 2055	439	439
Finance lease obligations	258	191
Total long-term debt and finance lease obligations	7,190	6,918
Less premium on debt exchange	159	165
Less debt issuance costs	32	28
Total amounts outstanding	6,999	6,725
Less current maturities of long-term debt (2) (3)	66	1,025
Less current portion of finance lease obligations	24	17
Total long-term debt and finance lease obligations due after one year	$ 6,909	$ 5,683

(1) The industrial revenue bonds had variable rates ranging from 2.60% to 3.00% at December 31, 2025 and 3.92% to 4.70% at December 31, 2024.

(2) The NJSM notes relate to borrowings of NJSM under its General Financing Agreement and Promissory Note (the “NJSM Facility”). The maximum amount NJSM could borrow under the NJSM Facility was $80 million at December 31, 2025. The NJSM Facility is uncommitted. Borrowings under the NJSM Facility had variable rates ranging from 3.67% to 5.95% at December 31, 2025.

(3) The term notes were assumed in conjunction with the acquisition of 51% ownership of CSI on February 1, 2022. The original principal amount of the notes was $101 million, with a fixed rate of 2.95% until September 30, 2026 when they will convert to a floating rate. Payments of $3 million are due quarterly along with accrued interest. The term notes mature on March 31, 2027.

Annual aggregate long-term debt, excluding finance lease obligations, was $6.93 billion at December 31, 2025. Annual aggregate long-term debt maturities are: $66 million in 2026, $532 million in 2027, $553 million in 2028, $75 million in 2029, $1.02 billion in 2030 and $4.69 billion thereafter.

Nucor's $2.25 billion revolving credit facility remains undrawn and has a maturity date of March 11, 2030. The unsecured revolving credit facility provides up to $2.25 billion in revolving loans and allows up to $500 million in additional commitments at Nucor’s election in accordance with the terms set forth in the

credit agreement. Up to $100 million of the credit facility is available for the issuance of letters of credit and up to $500 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with the terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2025, Nucor’s funded debt to total capital ratio was 24.4%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2025 and 2024.

In March 2025, Nucor completed the issuance and sale of $500 million aggregate principal amount of its 4.650% Notes due 2030 (the “2030 Notes”) and $500 million aggregate principal amount of its 5.100% Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”). Net proceeds from the issuance and sale of the Notes were $997 million. Costs of $9 million associated with the issuance and sale of the Notes have been capitalized and will be amortized over the life of the Notes.

Net proceeds from the issuance and sale of the Notes were used during the second quarter of 2025 to redeem all of the outstanding $500 million aggregate principal amount of our 2.000% Notes due 2025 and $500 million aggregate principal amount of our 3.950% Notes due 2025 (collectively, the “2025 Notes”) pursuant to the terms of the indenture governing the 2025 Notes.

In November 2025, Nucor issued $220 million in 40-year variable rate West Virginia Economic Development Authority IDRBs to partially fund the construction of the West Virginia sheet mill.

A business within the steel products segment has credit facilities totaling approximately $18 million, with no outstanding borrowings at December 31, 2025 and 2024.

The business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2025, Nucor Trading S.A. had outstanding borrowings of $33 million ($45 million as of December 31, 2024). NJSM maintains an uncommitted trade credit agreement with three banking institutions. As of December 31, 2025, NJSM had outstanding borrowings of $89 million ($180 million as of December 31, 2024) under the trade credit agreement. Nucor Trading S.A. and NJSM's credit arrangements are presented in short-term debt in the consolidated balance sheets.

Letters of credit totaling $94 million were outstanding as of December 31, 2025 ($59 million as of December 31, 2024), related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

Dividends declared per share were $2.210 in 2025 ($2.170 per share in 2024 and $2.070 per share in 2023).

The Company repurchased approximately $700 million of its common stock in 2025 (approximately $2.22 billion in 2024 and $1.55 billion in 2023).

On February 20, 2026, the Company announced that its Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company’s common stock and terminated all previously authorized share repurchase programs. Share repurchases are made from time to time in the open market at prevailing market prices or through private transactions or block trades. The timing and amount of repurchases, if any, depend on market conditions,

share price, applicable legal requirements and other factors. The share repurchase authorization is discretionary and has no expiration date. At December 31, 2025, the Company had approximately $406 million available for share repurchases under the previously authorized share repurchase program which was terminated by the Company's Board of Directors in connection with the approval of the new authorization in February 2026.

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor's derivative financial instruments (in millions):

Fair Value of Derivative Financial Instruments	Consolidated Balance Sheet Location	Fair Value at December 31, 2025	Fair Value at December 31, 2024
Asset derivatives designated as hedging instruments:			
Commodity contracts	Other current assets	$ —	$ 4
Commodity contracts	Other assets	—	2
Total asset derivatives designated as hedging instruments		—	6
Asset derivatives not designated as hedging instruments:			
Foreign exchange contracts	Other current assets	—	1
Total asset derivatives		$ —	$ 7
Liability derivatives designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	$ (17)	$ (4)
Commodity contracts	Deferred credits and other liabilities	—	—
Total liability derivatives designated as hedging instruments		(17)	(4)
Liability derivatives not designated as hedging instruments:			
Foreign exchange contracts	Accrued expenses and other current liabilities	—	—
Total liability derivatives		$ (17)	$ (4)

The Effect of Derivative Financial Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments for the Year Ended December 31, (in millions)

Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), Net of Tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Recognized in Earnings on Derivatives (Ineffective Portion)		
		2025	2024	2023	2025	2024	2023	2025	2024	2023
Commodity contracts	Cost of products sold	$ (39)	$ (6)	$ (52)	$ (25)	$ (21)	$ (12)	$ —	$ —	$ —

At December 31, 2025, natural gas swaps covering approximately 20 million MMBTUs (extending through December 2028) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor’s financial assets and liabilities that are measured at fair value (in millions). Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2025				
Assets:				
Cash equivalents	$ 1,596	$ 1,596	$ —	$ —
Short-term investments	439	439	—	—
Derivative contracts	—	—	—	—
Other assets	102	23	—	79
Total assets	$ 2,137	$ 2,058	$ —	$ 79
Liabilities:				
Derivative contracts	$ (17)	$ —	$ (17)	$ —
As of December 31, 2024				
Assets:				
Cash equivalents	$ 2,821	$ 2,821	$ —	$ —
Short-term investments	581	581	—	—
Derivative contracts	7	—	7	—
Other assets	96	27	—	69
Total assets	$ 3,505	$ 3,429	$ 7	$ 69
Liabilities:				
Derivative contracts	$ (4)	$ —	$ (4)	$ —

Fair value measurements for Nucor’s cash equivalents, short-term investments and an investment in a publicly traded nuclear power equipment manufacturer are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives, which are typically commodity or foreign exchange contracts, are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices, and spot and future exchange rates. Fair value measurements for Nucor's investments in privately held companies, most of which are in a nuclear fusion technology company, are classified under Level 3 because such measurements are estimated based on unobservable inputs that indicate a change in fair value, including the transaction price in the event of a change in ownership of the investee (e.g., the sale of other investors' interests in the company) or the transaction price in the event of additional equity issuances of the investee. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $6.53 billion at December 31, 2025 (approximately $6.19 billion at December 31, 2024). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2025 and 2024, or similar debt with the same maturities, ratings and interest rates.

15. Contingencies

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

16. Stock-Based Compensation

Overview

The Company maintains the Nucor Corporation 2025 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) under which the Company may award stock-based compensation to employees, officers, consultants and non-employee directors. The Company’s stockholders approved the Omnibus Plan on May 8, 2025. The Omnibus Plan permits the award of stock options, appreciation rights, restricted share units, restricted shares, performance shares and performance units for up to 6.8 million shares of the Company’s common stock. As of December 31, 2025, 6.0 million shares remained available for award under the Omnibus Plan.

The Company also maintains a number of inactive plans, including the Nucor Corporation 2014 Omnibus Incentive Compensation Plan (the "2014 Plan"), under which stock-based awards remain outstanding but no further awards may be made. As of December 31, 2025, 1.6 million shares were reserved for issuance upon the future settlement of outstanding awards under such inactive plans.

Stock Options

Stock options may be granted to employees, officers, consultants and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years.

A summary of activity under Nucor’s stock option plans is as follows (shares in thousands):

	Year Ended December 31,					
	2025		2024		2023	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	724	$ 89.06	718	$ 78.33	837	$ 66.76
Granted	138	$ 109.36	73	$ 168.85	91	$ 133.03
Exercised	(40)	$ 120.91	(64)	$ 55.84	(210)	$ 55.85
Canceled	—	$ —	(3)	$ 168.85	—	$ —
Outstanding at end of year	822	$ 90.92	724	$ 89.06	718	$ 78.33
Stock options exercisable at end of year	562	$ 72.95	490	$ 63.65	433	$ 48.33

The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2025 was $1 million ($9 million in 2024 and $25 million in 2023).

The following table summarizes information about stock options outstanding at December 31, 2025 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$40.00 - $70.00	355	4.2 years	$ 44.06	355	$ 44.06
$70.01 - $100.00	—	0.0 years	$ —	—	$ —
$100.01 - $130.00	234	7.6 years	$ 110.00	108	$ 110.74
$130.01 - $160.00	163	6.9 years	$ 131.85	88	$ 130.84
$160.01 - $168.85	70	7.6 years	$ 168.85	11	$ 168.85
$40.00 - $168.85	822	6.0 years	$ 90.92	562	$ 72.95

As of December 31, 2025, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $60 million and $51 million, respectively.

The grant date fair value of stock options granted was $41.01 per share in 2025 ($67.83 per share in 2024 and $49.62 per share in 2023). The fair value was estimated using the Black-Scholes options pricing model with the following assumptions:

	2025	2024	2023
Exercise price	$ 109.36	$ 168.85	$ 133.03
Expected dividend yield	2.01%	1.28%	1.53%
Expected stock price volatility	39.29%	37.69%	37.55%
Risk-free interest rate	4.18%	4.52%	3.66%
Expected life (years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of the grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $5 million in 2025 ($5 million in 2024 and 2023). As of December 31, 2025, unrecognized compensation expense related to stock options was $2 million, which is expected to be recognized over a weighted-average period of 2.0 years.

Restricted Stock Units

Nucor grants restricted stock units (“RSUs”) annually to key employees, officers and non-employee directors. The RSUs granted to key employees and officers vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date, provided that a portion of the RSUs awarded to an officer prior to 2018 vest only upon the officer’s retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to a non-employee director are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

RSUs granted to employees who are eligible for retirement on the date of the grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to

employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on RSUs expected to vest are recognized as a reduction in retained earnings.

The fair value of an RSU is determined based on the closing price of Nucor's common stock on the date of the grant.

A summary of Nucor's RSU activity is as follows (shares in thousands):

	Year Ended December 31,					
	2025		2024		2023	
	Shares	Grant Date Fair Value Per Share	Shares	Grant Date Fair Value Per Share	Shares	Grant Date Fair Value Per Share
Restricted stock units:						
Unvested at beginning of year	1,021	$ 144.89	947	$ 124.89	1,003	$ 98.66
Granted	624	$ 109.36	749	$ 168.85	831	$ 133.03
Vested	(719)	$ 132.41	(651)	$ 143.20	(873)	$ 102.79
Canceled	(27)	$ 139.64	(24)	$ 149.59	(14)	$ 106.76
Unvested at end of year	899	$ 130.37	1,021	$ 144.89	947	$ 124.89

Compensation expense for RSUs was $87 million in 2025 ($106 million in 2024 and $88 million in 2023). The total fair value of shares vested during 2025 was $83 million ($110 million in 2024 and $121 million in 2023). As of December 31, 2025, unrecognized compensation expense related to unvested RSUs was $78 million, which is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock Awards

The Nucor Corporation Senior Officers Long-Term Incentive Plan (a supplement to the 2014 Plan and the Omnibus Plan, the "LTIP") provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer's attainment of age 55 while employed by Nucor. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

The Nucor Corporation Senior Officers Annual Incentive Plan (a supplement to the 2014 Plan and the Omnibus Plan, the "AIP") provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an AIP award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant's attainment of age 55 while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor's restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

	Year Ended December 31,					
	2025		2024		2023	
	Shares	Grant Date Fair Value Per Share	Shares	Grant Date Fair Value Per Share	Shares	Grant Date Fair Value Per Share
Restricted stock units and restricted stock awards:						
Unvested at beginning of year	248	$ 169.36	210	$ 145.55	209	$ 108.55
Granted	267	$ 133.46	421	$ 187.54	414	$ 171.38
Vested	(312)	$ 148.12	(383)	$ 175.06	(406)	$ 152.68
Canceled	—	$ —	—	$ —	(7)	$ 154.05
Unvested at end of year	203	$ 154.81	248	$ 169.36	210	$ 145.55

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor's financial performance, exclusive of amounts payable in cash, was $41 million in 2025 ($21 million in 2024 and $38 million in 2023). The total fair value of shares vested during 2025 was $42 million ($71 million in 2024 and $69 million in 2023). As of December 31, 2025, unrecognized compensation expense related to unvested restricted stock awards was $6 million, which is expected to be recognized over a weighted-average period of 1.5 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor's expense for these benefits totaled $256 million in 2025 ($298 million in 2024 and $611 million in 2023). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $41 million at December 31, 2025 ($35 million at December 31, 2024). The (benefit) expense associated with this early retiree medical plan totaled $(1) million in 2025 ($3 million in 2024 and $0.3 million in 2023). The discount rate used by Nucor in determining its benefit obligation was 5.6% in 2025 (5.7% in 2024 and 5.0% in 2023). The health care cost increase trend rate used was 7.3% in 2025 (6.3% in 2024 and 6.8% in 2023). The health care cost increase trend rate is projected to decline gradually to 4.0% by 2051.

18. Interest Expense (Income)

The components of net interest expense (income) are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Interest expense	$ 170	$ 228	$ 246
Interest income	(111)	(258)	(276)
Interest expense (income), net	$ 59	$ (30)	$ (30)

Interest paid was $281 million in 2025 ($256 million in 2024 and $257 million in 2023).

19. Income Taxes

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law. Nucor has reflected the enactment of the OBBBA in the 2025 financial statements as required by accounting principles generally accepted in the United States. The impact of the OBBBA on Nucor's provision for income taxes was immaterial.

Components of earnings before income taxes and noncontrolling interests are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 2,514	$ 2,884	$ 6,204
Foreign	54	18	69
	$ 2,568	$ 2,902	$ 6,273

The provision for income taxes consists of the following (in millions):

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 306	$ 587	$ 1,128
State	39	77	194
Foreign	24	35	17
Total current	369	699	1,339
Deferred:			
Federal	145	(108)	20
State	15	(7)	(19)
Foreign	1	(1)	20
Total deferred	161	(116)	21
Total provision for income taxes	$ 530	$ 583	$ 1,360

As further described in Note 2, *Summary of Significant Accounting Policies*, Nucor has adopted the new guidance related to income tax disclosures on a prospective basis. The following table is a reconciliation of the federal statutory rate (21%) to the total provision for the year ended December 31, 2025 in accordance with the new guidance for income tax disclosures (dollars in millions).

	Year Ended December 31, 2025	
U.S. federal statutory tax rate	$ 539	21.00%
State and local income taxes, net of federal income tax effect (1)	63	2.45%
Foreign tax effects	14	0.55%
Effect of changes in tax laws or rates enacted in the current period	—	0.00%
Effect of cross-border tax laws	(2)	-0.08%
Tax credits	(9)	-0.35%
Nontaxable or nondeductible items		
Noncontrolling interest	(69)	-2.70%
Other nontaxable or nondeductible items	22	0.86%
Changes in unrecognized tax benefits	(30)	-1.17%
Other adjustments	2	0.08%
Provision for income taxes	$ 530	20.64%

(1) State taxes in California, Arkansas, Nebraska, Alabama, Georgia, Illinois and Tennessee made up the majority (greater than 50%) of the tax effect in this category.

The following table is a reconciliation of the federal statutory rate (21%) to the total provision for the years ended December 31, 2024 and 2023 as previously reported and unadjusted for the new guidance for income tax disclosures:

	Year Ended December 31,	
	2024	2023
Taxes computed at statutory rate	21.00%	21.00%
State income taxes, net of federal income tax benefit	1.79%	2.14%
Federal research credit	-1.55%	-0.51%
Equity in losses of foreign joint venture	0.00%	0.17%
Foreign rate differential	-0.10%	0.10%
Foreign valuation allowance	1.13%	0.08%
Noncontrolling interests	-2.33%	-1.27%
Other, net	0.15%	-0.03%
Provision for income taxes	20.09%	21.68%

For the year ended December 31, 2025, the effective tax rate on continuing operations was 20.64% compared to 20.09% for the year ended December 31, 2024.

Current federal and state income taxes receivable included in other current assets in the consolidated balance sheets were $83 million at December 31, 2025 ($218 million at December 31, 2024). In 2025, Nucor paid $190 million in net federal income taxes, $22 million in net state income taxes and $47 million in net foreign income taxes (of which $32 million was paid to Canada). Net income tax payments of $508 million and $1.06 billion were paid in 2024 and 2023, respectively, to federal, state and foreign jurisdictions.

Deferred tax assets and liabilities resulted from the following (in millions):

	December 31,	
	2025	2024
Deferred tax assets:		
Accrued liabilities and reserves	$ 262	$ 248
Allowance for doubtful accounts	35	40
Inventory	83	87
Research and development expenditures	12	207
Post-retirement benefits	12	9
Hedges	4	—
Net operating loss carryforward	134	113
Tax credit carryforwards	255	127
Other deferred tax assets	18	14
Valuation allowance (1)	(275)	(152)
Total deferred tax assets	540	693
Deferred tax liabilities:		
Holdbacks and amounts not due under contracts	(14)	(12)
Hedges	—	(1)
Intangibles	(681)	(690)
Property, plant and equipment	(1,103)	(1,085)
Other deferred tax liabilities	(50)	(53)
Book/Tax differences on debt modifications	(41)	(44)
Total deferred tax liabilities	(1,889)	(1,885)
Total net deferred tax liabilities	$ (1,349)	$ (1,192)

(1) The increase in the valuation allowance is primarily related to state tax credits awarded during 2025 for which realization was determined to be unlikely.

Non-current deferred tax assets included in other assets in the consolidated balance sheets were $30 million at December 31, 2025 ($44 million at December 31, 2024). Non-current deferred tax liabilities included in deferred credits and other liabilities in the consolidated balance sheets were $1.38 billion at December 31, 2025 ($1.24 billion at December 31, 2024).

Nucor has not recognized deferred tax liabilities on its investment in foreign subsidiaries with undistributed earnings that satisfy the permanent reinvestment requirements (the deferred tax liabilities on the investments not permanently reinvested are immaterial). While Nucor considers future earnings to be permanently reinvested, it is expected that potential future distributions will likely be nontaxable. If this assertion of permanent reinvestment were to change, there may be deferred tax liabilities related to the withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings, but the Company believes this amount to be immaterial.

State net operating loss ("NOL") carryforwards were $230 million at December 31, 2025 ($200 million at December 31, 2024). If unused, they will expire between 2026 and 2045. Foreign NOL carryforwards were $402 million at December 31, 2025 ($355 million at December 31, 2024). If unused, the foreign NOL carryforwards will expire between 2026 and 2035.

At December 31, 2025, Nucor had approximately $173 million of unrecognized tax benefits, of which $173 million would affect Nucor's effective tax rate, if recognized. At December 31, 2024, Nucor had approximately $212 million of unrecognized tax benefits, of which $209 million would affect Nucor's effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities in the consolidated balance sheets is as follows (in millions):

	December 31,		
	2025	2024	2023
Balance at beginning of year	$ 212	$ 188	$ 142
Additions based on tax positions related to current year	11	31	44
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	—	7	10
Reductions based on tax positions related to prior years	(13)	(8)	(1)
Reductions due to settlements with taxing authorities	—	—	—
Reductions due to statute of limitations lapse	(37)	(6)	(7)
Balance at end of year	$ 173	$ 212	$ 188

During 2025, Nucor recognized $1 million of expense in interest and penalties ($12 million of expense in 2024 and $10 million of expense in 2023). The interest and penalties are included in interest expense, net and marketing, administrative and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2025, Nucor had approximately $49 million of accrued interest and penalties related to uncertain tax positions (approximately $50 million as of December 31, 2024). The accrued interest and penalties are included in accrued expenses and other current liabilities and deferred credits and other liabilities, respectively, in the consolidated balance sheets.

Nucor has concluded U.S. federal income tax matters for tax years through 2021. The tax years 2022 through 2024 remain open to examination by the Internal Revenue Service. The 2015 through 2021 Canadian income tax returns for Nucor Rebar Fabrication Group Inc. (formerly known as Harris Steel Group Inc.) and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2017 through 2024 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in millions):

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2024	$ 1	$ (220)	$ 11	$ (208)
Other comprehensive income (loss) before reclassifications	(39)	34	(6)	(11)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	25	—	—	25
Net current-period other comprehensive income (loss)	(14)	34	(6)	14
December 31, 2025	$ (13)	$ (186)	$ 5	$ (194)

(1) Includes $25 net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net losses on commodity contracts. The tax impact of this reclassification was $8.

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2023	$ (14)	$ (159)	$ 11	$ (162)
Other comprehensive income (loss) before reclassifications	(6)	(61)	—	(67)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	21	—	—	21
Net current-period other comprehensive income (loss)	15	(61)	—	(46)
December 31, 2024	$ 1	$ (220)	$ 11	$ (208)

(2) Includes $21 and $(0) net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $7 and $(0), respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in millions, except per share data):

Year Ended December 31,	2025	2024	2023
Basic net earnings per share:			
Basic net earnings	$ 1,744	$ 2,027	$ 4,525
Earnings allocated to participating securities	(7)	(9)	(17)
Net earnings available to common stockholders	$ 1,737	$ 2,018	$ 4,508
Basic average shares outstanding	230.7	238.3	249.8
Basic net earnings per share	$ 7.53	$ 8.47	$ 18.05
Diluted net earnings per share:			
Diluted net earnings	$ 1,744	$ 2,027	$ 4,525
Earnings allocated to participating securities	(7)	(9)	(17)
Net earnings available to common stockholders	$ 1,737	$ 2,018	$ 4,508
Diluted average shares outstanding:			
Basic average shares outstanding	230.7	238.3	249.8
Dilutive effect of stock options and other	0.3	0.2	0.6
	231.0	238.5	250.4
Diluted net earnings per share	$ 7.52	$ 8.46	$ 18.00

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2025	2024	2023
Anti-dilutive stock options:			
Weighted-average shares	164	35	—
Weighted-average exercise price	$ 147.70	$ 168.85	$ —

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investment in NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, precision castings, steel fasteners, metal building systems, insulated metal panels, steel grating, tubular products businesses, steel racking, piling products business, wire and wire mesh, overhead doors, and utility towers and structures. The raw materials segment includes The David J. Joseph Company and its affiliates (“DJJ”), primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana LLC, two facilities that produce direct reduced iron used by the steel mills; and our natural gas production operations.

Corporate/eliminations include items such as net interest expense on long-term debt, charges and credits associated with changes in allowances to eliminate intercompany profit in inventory, profit sharing expense and stock-based compensation. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Segment results are regularly reviewed by the Company's Chief Operating Decision Makers ("CODMs"), the Chief Executive Officer and the Chief Operating Officer, to manage the business, make decisions about resources to be allocated to the segments and to assess performance. The measure of profit and loss that is used by the CODMs to assess segment performance and to allocate resources is earnings before income taxes and noncontrolling interests by segment (“segment earnings”). Our CODMs evaluate each segment’s performance based on metrics such as net sales, segment earnings and other key financial indicators, guiding strategic decisions to align with company-wide goals.

Segment cost of products sold is considered a significant segment expense and is regularly provided to the CODMs. Segment cost of products sold includes amounts related to both net sales to external customers and intercompany sales.

In 2025, we recast the following "results by segment" tables for the reclassification of the elimination of intrasegment sales from DJJ's scrap processing operations to DJJ's scrap brokerage operations. We made this change so that the presentation of other segment items for the raw materials segment would be more consistent with other segment items in the steel mills and steel products segments, which consist of other segment expenses that are not considered significant. This reclassification was applied to all periods presented and did not have an impact on segment earnings before income taxes and noncontrolling interests for the raw materials segment.

Nucor's results by segment were as follows (in millions):

	2025			
	Steel Mills	Steel Products	Raw Materials	Totals
Sales				
Net sales to external customers	$ 20,003	$ 10,327	$ 2,164	$ 32,494
Intercompany sales	5,067	642	10,606	16,315
Total Sales	25,070	10,969	12,770	48,809
Reconciliation of Sales				
Elimination of intercompany sales				(16,315)
Net sales to external customers				32,494
Less:				
Cost of products sold	22,581	9,356	12,563	44,500
Other segment items	106	384	54	544
Segment earnings before income taxes and noncontrolling interests	2,383	1,229	153	3,765
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(1,197)
Earnings before income taxes and noncontrolling interests				$ 2,568

	2024			
	Steel Mills	Steel Products	Raw Materials	Totals
Sales				
Net sales to external customers	$ 18,734	$ 10,085	$ 1,915	$ 30,734
Intercompany sales	4,309	553	9,312	14,174
Total Sales	23,043	10,638	11,227	44,908
Reconciliation of Sales				
Elimination of intercompany sales				(14,174)
Net sales to external customers				30,734
Less:				
Cost of products sold	20,766	8,644	11,028	40,438
Other segment items	51	398	159	608
Segment earnings before income taxes and noncontrolling interests	2,226	1,596	40	3,862
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(960)
Earnings before income taxes and noncontrolling interests				$ 2,902

	2023			
	Steel Mills	Steel Products	Raw Materials	Totals
Sales				
Net sales to external customers	$ 20,093	$ 12,759	$ 1,862	$ 34,714
Intercompany sales	4,812	456	10,259	15,527
Total Sales	24,905	13,215	12,121	50,241
Reconciliation of Sales				
Elimination of intercompany sales				(15,527)
Net sales to external customers				34,714
Less:				
Cost of products sold	21,120	9,357	11,787	42,264
Other segment items	73	414	80	567
Segment earnings before income taxes and noncontrolling interests	3,712	3,444	254	7,410
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(1,137)
Earnings before income taxes and noncontrolling interests				$ 6,273

	Year Ended December 31,		
	2025	2024	2023
Depreciation expense:			
Steel mills	$ 810	$ 728	$ 611
Steel products	182	150	131
Raw materials	211	197	174
Corporate	23	19	15
	$ 1,226	$ 1,094	$ 931
Amortization expense:			
Steel mills	$ 8	$ 8	$ 8
Steel products	217	226	202
Raw materials	29	28	28
	$ 254	$ 262	$ 238
Segment assets:			
Steel mills	$ 18,354	$ 16,582	$ 15,407
Steel products	11,770	11,235	10,915
Raw materials	4,013	3,656	3,547
Corporate/eliminations	967	2,467	5,471
	$ 35,104	$ 33,940	$ 35,340
Capital expenditures:			
Steel mills	$ 2,270	$ 2,238	$ 1,440
Steel products	576	497	367
Raw materials	383	478	353
Corporate	167	75	55
	$ 3,396	$ 3,288	$ 2,215

In 2025, we recast the following 'net sales by product' table to combine the net sales of our joist and deck operations into one product group to align with how management currently manages that business. This change was made for all periods presented and did not impact the steel products segment’s sales or segment earnings before income taxes and noncontrolling interests.

Net sales by product were as follows (in millions). Further product group breakdown is impracticable.

	Year Ended December 31,		
	2025	2024	2023
Net sales to external customers:			
Sheet	$ 9,156	$ 9,248	$ 9,147
Bar	5,723	5,190	5,994
Structural	2,632	2,276	2,429
Plate	2,492	2,020	2,523
Tubular Products	1,429	1,292	1,588
Rebar Fabrication	1,910	1,777	2,182
Joist and Deck	2,217	2,228	3,924
Building Systems	1,249	1,347	1,376
Other Steel Products	3,522	3,441	3,689
Raw Materials	2,164	1,915	1,862
	$ 32,494	$ 30,734	$ 34,714

23. Revenue

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance.

The durations of Nucor's contracts with customers are generally one year or less. Customer payment terms are generally 30 days.

Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled $243 million as of December 31, 2025 ($200 million as of December 31, 2024), and the vast majority are included in accrued expenses and other current liabilities in the consolidated balance sheets. The amount of revenue recognized from the December 31, 2024 contract liabilities balance during 2025 was approximately $119 million.

Nucor disaggregates its revenues by major source in the same manner as presented in the net sales by product table in the segment footnote (see Note 22).

Steel Mills Segment

Sheet – For the majority of sheet products, we transfer control and recognize a sale when we ship the product from the sheet mill to our customer. The amount of consideration we receive and revenue we recognize for spot market sales are based upon prevailing prices at the time of sale. The amount of consideration we receive and revenue we recognize for contract customers are based primarily on pricing formulas that incorporate monthly or quarterly price adjustments which reflect changes in the current market-based indices and/or raw material costs near the time of shipment.

The amount of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base and our end-use customers' perceptions about future market conditions. These contracts are typically one year or less. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year.

Bar, Structural and Plate – For the majority of bar, structural and plate products, we transfer control and recognize a sale when we ship the product from the mill to our customer. The significant majority of bar, structural and plate product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Steel Products Segment

Tubular Products – The tubular products businesses transfer control and recognize a sale when the products are shipped from our operating locations to our customers. The majority of tubular product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Rebar Fabrication – The majority of rebar fabrication revenue is derived from contracts with customers for the supply of fabricated rebar. As the majority of contracts with customers are fixed price contracts to complete a job, control transfers over time and revenue is recognized (if collection is reasonably assured) over time using an input method, based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job.

For contracts to supply fabricated rebar and install it at the customer's job site, there are two performance obligations: (1) the supply of the fabricated rebar and (2) the installation of the supplied rebar at the customer's job site. For the supply of fabricated rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the supplied fabricated rebar and revenue is recognized over time based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job. For the installation of supplied rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the installation of fabricated rebar and revenue is recognized over time based on the amount of rebar installed relative to the total expected amount of rebar required to be installed to complete the job.

While a majority of the contracts with customers are fixed price contracts to complete a job, variable consideration can occur from contract modifications relating to change orders and price escalations caused by changes in underlying material costs. In these situations, the additional variable consideration is recognized cumulatively in the period in which the contract modification is approved and collection is reasonably assured unless the change order relates to additional distinct goods or services at standalone selling prices in which case they are accounted for prospectively. Management reviews these situations on a case-by-case basis and considers a variety of factors, including relevant experience with similar types of performance obligations, the Company's experience with the customer and collectability considerations.

Other Steel Products – Other steel products include our joist and deck, cold finish, metal building systems, insulated metal panels, piling, door technologies, towers and structures, and the other remaining businesses that make up the steel products segment. Generally, for these businesses, we transfer control and recognize a sale when we ship the product from our operating locations to our customers. The amount of consideration we receive and revenue we recognize for those sales are agreed upon with the customers before the product is shipped.

Included in the other steel products businesses is Nucor Racking Group ("NRG"). The majority of NRG's revenues are related to supply and installation contracts. Revenue on NRG's supply and installation contracts is primarily recognized over time, typically between three and six months, using the cost-to-cost input measure (e.g., costs incurred to date relative to total estimated costs at completion) to measure progress because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contracts.

Raw Materials Segment

The majority of the raw materials segment revenue from outside customers is generated by DJJ. We transfer control and recognize a sale based on the terms of the agreement with the customer, which is generally when the product has met the delivery requirements. The amount of consideration we receive and revenue we recognize for those sales is based on the contract with the customer, which generally reflects current market prices at the time the contract is entered into.

24. Acquisitions

Acquisition of Rytec Corporation

On July 23, 2024, Nucor used cash on hand to acquire the assets of Rytec Corporation ("Rytec") for a purchase price, net of cash and debt acquired, of approximately $565 million. Rytec is a manufacturer and seller of high-performance overhead doors. Rytec produces spiral metal doors for warehouses, manufacturing facilities, auto dealerships, and parking garages, as well as durable fabric doors that are used in cold storage, manufacturing and clean room applications. We believe this acquisition will help Nucor and C.H.I. Overhead Doors, LLC continue to grow their sales to the commercial market. The Rytec financial results were included as part of the steel products segment (see Note 22) beginning on July 23, 2024, the date Nucor acquired Rytec.

We allocated the purchase price for Rytec to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Rytec as of July 23, 2024, the date of acquisition (in millions):

Cash	$	1
Accounts receivable		35
Inventory		33
Other current assets		1
Property, plant and equipment		32
Goodwill		275
Other intangible assets		215
Other assets		—
Total assets acquired		592
Accounts payable		16
Salary, wages and related accruals		5
Other current liabilities		6
Total liabilities assumed		27
Net assets acquired	$	565

The following table summarizes the purchase price allocation to the identifiable intangible assets of Rytec as of July 23, 2024, the date of acquisition (in millions, except years):

			Weighted-Average Life
Customer relationships	$	185	15 years
Trademarks and trade names		16	10 years
Other intangibles		14	< 1 year
	$	215	

The goodwill of $275 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $275 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of Rytec and, therefore, this information is not presented.

Acquisition of Additional Interest in NJSM

On October 27, 2023, Nucor used cash on hand to acquire an additional 1% equity interest in NJSM bringing our total equity ownership to a 51% controlling interest. We believe this acquisition allows NJSM to benefit from Nucor's galvanized sheet sales expertise in North America.

Prior to this transaction, we accounted for our 50% ownership in NJSM under the equity method. As part of the purchase price allocation for this step acquisition, we remeasured our previously held interest as of the acquisition date which resulted in a $21 million loss recorded in marketing, administrative and other expenses. Neither our previously held equity interest in NJSM nor the loss on remeasuring the equity interest are material to our financial statements.

We allocated the purchase price for NJSM to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of NJSM, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of October 27, 2023, the date of acquisition (in millions):

Cash	$	11
Accounts receivable		11
Inventory		45
Other current assets		18
Property, plant and equipment		258
Goodwill		—
Other intangible assets		—
Other assets		—
Total assets acquired		343
Short-term debt		95
Current portion of long-term debt		50
Other current liabilities		14
Long-term debt due after one year		30
Other liabilities		1
Total liabilities assumed		190
Net assets acquired at 100%		153
Less: Fair value of noncontrolling interest		75
Net assets acquired at 51%	$	78

The determination of the fair value of noncontrolling interest was calculated using the implied value of 100% of the enterprise value as the purchase price included an immaterial implied control premium on a per-share basis and the noncontrolling interest shareholder will benefit from the transaction and participate in the economic benefits of NJSM after the acquisition.

The NJSM financial results were included as part of the steel mills segment (see Note 22) beginning on October 27, 2023, the acquisition date. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of NJSM and, therefore, this information is not presented.

Other Acquisitions

Other smaller acquisitions, exclusive of purchase price adjustments made and net of cash acquired, totaled approximately $193 million and $71 million in 2024 and 2023, respectively. Pro-forma results of operations for the Company would not be materially different if the aggregate acquisitions made during 2024 and 2023 were included and, therefore, this information is not presented.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures – As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report on Internal Control Over Financial Reporting – Management's report on internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 and the attestation report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the effectiveness of Nucor's internal control over financial reporting as of December 31, 2025 are included in "Item 8. Financial Statements and Supplementary Data" and incorporated herein by reference.

Item 9B. Other Information.

Insider Trading Arrangements - During the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to Nucor's executive officers appears in Part I of this report under the heading *Information About Our Executive Officers* and is incorporated herein by reference. The other information required by this item is incorporated herein by reference from Nucor's definitive proxy statement for our 2025 Annual Meeting of Stockholders, which we expect to file with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2025 (the "Proxy Statement"), under the headings *Election of Directors; Information Concerning Experience, Qualifications, Attributes and Skills of the Nominees; Corporate Governance and Board of Directors; and Delinquent Section 16(a) Reports.*

Nucor has adopted a Code of Ethics for Senior Financial Professionals (the "Code of Ethics"), which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available on our website, *www.nucor.com*.

We will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relate to any element of the Code of Ethics enumerated in the SEC rules and regulations by posting this information on our website, *www.nucor.com.* The information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19 to this report.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Executive Officer Compensation; Director Compensation; Report of the Compensation and Executive Development Committee*; and *Board's Role in Risk Oversight*.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Security Ownership of Management and Certain Beneficial Owners* and *Equity Compensation Plan Information.*

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Corporate Governance and Board of Directors*.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Fees Paid to Independent Registered Public Accounting Firm*.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements:

The following consolidated financial statements and notes thereto, management's report on internal control over financial reporting and the report of independent registered public accounting firm are included in "Item 8. Financial Statements and Supplementary Data":

- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets—December 31, 2025 and 2024
- Consolidated Statements of Earnings—Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Comprehensive Income—Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Cash Flows—Years Ended December 31, 2025, 2024 and 2023
- Notes to Consolidated Financial Statements

Schedule II is not presented as all applicable information is presented in the consolidated financial statements and notes thereto.

Exhibits:

3	Restated Certificate of Incorporation of Nucor Corporation (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed September 14, 2010 (File No. 001-04119))
3(i)	Bylaws of Nucor Corporation as amended and restated February 22, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed February 24, 2021 (File No. 001-04119))
4	Description of Securities of Nucor Corporation (incorporated by reference to Exhibit 4 to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119))
4(i)	Indenture, dated as of January 12, 1999, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed December 13, 2002 (File No. 333-101852))
4(ii)	Indenture, dated as of August 19, 2014, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed August 20, 2014 (File No. 333-198263))
4(iii)	Third Supplemental Indenture, dated as of December 3, 2007, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(iv)	Sixth Supplemental Indenture, dated as of July 29, 2013, between Nucor Corporation and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(v)	Seventh Supplemental Indenture, dated as of December 10, 2014, among Nucor Corporation, The Bank of New York Mellon, as prior trustee, and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 11, 2014 (File No. 001-04119))
4(vi)	First Supplemental Indenture, dated as of April 26, 2018, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(vii)	Second Supplemental Indenture, dated as of May 22, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(viii)	Third Supplemental Indenture, dated as of December 7, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(ix)	Fourth Supplemental Indenture, dated as of March 11, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(x)	Fifth Supplemental Indenture, dated as of May 23, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xi)	Sixth Supplemental Indenture, dated as of March 5, 2025, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed March 5, 2025 (File No. 001-04119))
4(xii)	Form of 6.400% Notes due 2037 (included in Exhibit 4(iii) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(xiii)	Form of 5.200% Notes due 2043 (included in Exhibit 4(iv) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(xiv)	Form of 3.950% Notes due 2028 (included in Exhibit 4(vi) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xv)	Form of 4.400% Notes due 2048 (included in Exhibit 4(vi) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xvi)	Form of 2.700% Notes due 2030 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(xvii)	Form of 2.979% Notes due 2055 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(xviii)	Form of 3.125% Notes due 2032 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xix)	Form of 3.850% Notes due 2052 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xx)	Form of 4.300% Notes due 2027 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xxi)	Form of 4.650% Notes due 2030 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed March 5, 2025 (File No. 001-04119))
4(xxii)	Form of 5.100% Notes due 2035 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 5, 2025 (File No. 001-04119))
10	Fifth Amended and Restated Multi-Year Revolving Credit Agreement, dated as of March 11, 2025, by and among Nucor Corporation, as borrower, Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 17, 2025 (File No. 001-04119))
10(i)	2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 17, 2005 (File No. 001-04119)) (#)
10(ii)	Amendment No. 1 to 2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 (File No. 001-04119)) (#)
10(iii)	2010 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 (File No. 001-04119)) (#)

10(iv)	2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(v)	Amendment No.1, effective September 14, 2023, to 2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04119)) (#)
10(vi)	Nucor Corporation 2025 Omnibus Incentive Compensation Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 24, 2025 (File No. 001-04119)) (#)
10(vii)*	Senior Officers Annual Incentive Plan (Supplement to 2025 Omnibus Incentive Compensation Plan), effective December 2, 2025 (#)
10(viii)*	Senior Officers Long-Term Incentive Plan (Supplement to 2025 Omnibus Incentive Compensation Plan), effective December 2, 2025 (#)
10(ix)	Senior Officers Annual Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(x)	Senior Officers Long-Term Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xi)	Senior Officers Annual Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(xii)	Senior Officers Long-Term Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(xiii)	Form of Restricted Stock Unit Award Agreement – time-vested awards (incorporated by reference to Exhibit 10(iv) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xiv)	Form of Restricted Stock Unit Award Agreement – retirement-vested awards (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xv)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2006 (File No. 001-04119)) (#)
10(xvi)	Form of Award Agreement for Annual Stock Option Grants used for awards granted prior to May 8, 2014 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-04119)) (#)
10(xvii)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after May 7, 2014 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2014 (File No. 001-04119)) (#)
10(xviii)	Form of Restricted Share Unit Award Agreement used for awards granted after February 21, 2022 – time-vested awards (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xix)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after February 21, 2022 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)

10(xx)	Form of Restricted Share Unit Award Agreement (time-vested awards) to be used for awards granted after May 8, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed May 14, 2025 (File No. 001-04119)) (#)
10(xxi)	Form of Restricted Share Unit Award Agreement for Non-Employee Directors to be used for awards granted after May 8, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed May 14, 2025 (File No. 001-04119)) (#)
10(xxii)	Form of Nonqualified Stock Option Award Agreement to be used for awards granted after May 8, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed May 14, 2025 (File No. 001-04119)) (#)
10(xxiii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 28, 2024, by and between Nucor Corporation and Douglas J. Jellison (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (file No. 001-04119)) (#)
10(xxiv)	Executive Employment Agreement of Leon J. Topalian (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxv)	Amended and Restated Executive Employment Agreement of Leon J. Topalian (incorporated by reference to Exhibit 10(xx) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xxvi)	Executive Employment Agreement of D. Chad Utermark (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxvii)	Amended and Restated Executive Employment Agreement of D. Chad Utermark (incorporated by reference to Exhibit 10(xxii) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xxviii)	Executive Employment Agreement of Allen C. Behr (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 4, 2020 (File No. 001-04119)) (#)
10(xxix)	Amended and Restated Executive Employment Agreement of Allen C. Behr (incorporated by reference to Exhibit 10(xxiv) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xxx)	Executive Employment Agreement of David A. Sumoski (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed January 5, 2021 (File No. 001-04119)) (#)
10(xxxi)	Executive Employment Agreement of Douglas J. Jellison (incorporated by reference to Exhibit 10(xxx) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxxii)	Executive Employment Agreement of Gregory J. Murphy (incorporated by reference to Exhibit 10(xxxi) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxxiii)	Executive Employment Agreement of Daniel R. Needham (incorporated by reference to Exhibit 10(xxxii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxxiv)	Executive Employment Agreement of K. Rex Query (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxxv)	Executive Employment Agreement of Stephen D. Laxton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed March 4, 2022 (File No. 001-04119)) (#)
10(xxxvi)	Amended and Restated Executive Employment Agreement of Stephen D. Laxton (incorporated by reference to Exhibit 10(xxxi) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)

10(xxxvii)	Executive Employment Agreement of John J. Hollatz (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)
10(xxxviii)	Amended and Restated Executive Employment Agreement of John J. Hollatz (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xxxix)	Executive Employment Agreement of Noah C. Hanners (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-04119)) (#)
10(xl)	Amended and Restated Executive Employment Agreement of Noah C. Hanners (incorporated by reference to Exhibit 10(xxxv) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xli)	Executive Employment Agreement of Brad Ford (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2023 (File No. 001-04119)) (#)
10(xlii)	Amended and Restated Executive Employment Agreement of Brad Ford (incorporated by reference to Exhibit 10(xxxvii) to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119)) (#)
10(xliii)	Executive Employment Agreement of Randy J. Spicer (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (File No. 001-04119)) (#)
10(xliv)	Executive Employment Agreement of Benjamin M. Pickett (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 5, 2025 (File No. 001-04119)) (#)
10(xlv)	Executive Employment Agreement of Thomas J. Batterbee (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2025 (File No. 001-04119)) (#)
10(xlvi)	Retirement, Separation, Waiver and Release Agreement, dated as of May 6, 2025, by and between Nucor Corporation and Gregory J. Murphy (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2025 (File No. 001-04119)) (#)
10(xlvii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 7, 2025, by and between Nucor Corporation and Chad Utermark (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2025 (File No. 001-04119)) (#)
10(xlviii)	Nucor Corporation Supplemental Retirement Plan for Executive Officers, as amended and restated effective December 15, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 15, 2023 (File No. 001-04119)) (#)
19	Nucor Corporation Trading Policy (incorporated by reference to Exhibit 19 to the Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-04119))
21*	Subsidiaries
23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney (included on signature page)
31*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(i)*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32(i)**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Nucor Corporation Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04119))
101*	Financial Statements from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2025, filed February 25, 2026, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104*	Cover Page from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2025, filed February 25, 2026, formatted in Inline XBRL (included in Exhibit 101).

* Filed herewith.
** Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K.
(#) Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCOR CORPORATION

By: /s/ Leon J. Topalian

Leon J. Topalian
Chair and Chief Executive Officer

Dated: February 25, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen D. Laxton and A. Rae Eagle, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorney-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Leon J. Topalian
Leon J. Topalian
Chair and Chief Executive Officer
(Principal Executive Officer)

/s/ Stephen D. Laxton
Stephen D. Laxton
President, Chief Operating Officer and Chief Financial Officer
(Principal Financial Officer)

/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller
(Principal Accounting Officer)

/s/ Norma B. Clayton
Norma B. Clayton
Director

/s/ Patrick J. Dempsey
Patrick J. Dempsey
Director

/s/ Nicholas C. Gangestad
Nicholas C. Gangestad
Director

/s/ Christopher J. Kearney
Christopher J. Kearney
Lead Director

/s/ Laurette T. Koellner
Laurette T. Koellner
Director

/s/ Michael W. Lamach
Michael W. Lamach
Director

/s/ Nadja Y. West
Nadja Y. West
Director

Dated: February 25, 2026

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[THIS PAGE INTENTIONALLY LEFT BLANK]

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STEPHEN W JOHNSON STEVEN P JOHNSON STEVEN VANDER JOHNSON TAMEKA A JOHNSON TANNER TODD JOHNSON TERRANCE JOHNSON TERRELL R JOHNSON TIA JOYE JOHNSON TIFFANY TYSHAY JOHNSON TIMOTHY AUSTIN JOHNSON TIMOTHY DEAN JOHNSON TIMOTHY ROBERT JOHNSON
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VALIA P JOHNSON VONDREA SENTELL JOHNSON WILL JOHNSON WILLIAM H JOHNSON II WILLIAM L JOHNSON WILLIAM LANE JOHNSON WILLIE CONTRELL JOHNSON ZACHARY B JOHNSON ZACHARY DEMOND JOHNSON ZACHARY RYAN JOHNSON AUSTIN SCOTT JOHNSTON BRANDON J JOHNSTON
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JIMMY DON JOHNSTON JOSELYN LEE JOHNSTON KIMBERLY JOHNSTON MICHAEL THOMAS JOHNSTON RACHAEL FAYE JOHNSTON RICHARD L JOHNSTON STEPHEN A JOHNSTON TERRY D JOHNSTON GREGORY ALLEN JOHNSTONE STEFFEN M JOHNSTONE SEAN JOHNSTON-FERRIS
DAKOTA RIDGE JOINER DONALD KENT JOINER JR TIMOTHY P JOKOTY CHRISTINA BROOKE JOLLEY ZACHARY JOLLY HOSSAM JOMHA BRADLEY W JONAS KRISTI LYN JONAS STORMY M JONAS ADONIS REESE JONES ALLAN EUGENE JONES ALONZO JONES ALTON DEWAYNE JONES
AMARI FULBRIGHT JONES ANDREW JACOB JONES ANDREW M JONES ANTHONY G JONES ANTHONY LEE JONES ARREN DAVIS JONES AUTRY DEWAYNE JONES BARRY ALLEN JONES BENJAMIN M JONES BILLY DALE JONES BILLY WHITE JONES II BOBBY JONES BRAEDON JONES
BRANDON BLAKE JONES BRANDON MICHAEL JONES BRIAN S JONES BRITTANY DIANE JONES BRUCE D JONES BRYAR JONES CALEB MICHAEL JONES CALEB THOMAS JONES CALEB TREY JONES CALVIN JONES CARLEE ADDISON JONES CARSON DANIEL JONES CASEY WILSON JONES
CEDRICK LEE JONES CHARLES B JONES CHARLES JOSEPH JONES CHRISTOPHER D JONES CLARENCE EDWARD JONES JR CODY ADAM JONES COLBY D JONES CONNOR JONES COOPER DOUGLAS JONES CORY LYNN JONES COURTNEY JONES COY AUSTIN JONES CURTIS ANDREW JONES
DANIEL ALFRED JONES DANIEL ELLIS JONES DARRELL W JONES DAVID D JONES DAVID S JONES DEALLION DEJOHN JONES DEJUAN JONES DEVIN D JONES DEXTER ANTOINE JONES DONOVAN JONES DOUGLAS JONES EDDIE JONES III EDISON JONES ERIC ANTHONY JONES EUGENE DALE JONES
FRANKLIN D JONES FRANKLIN D JONES GAVIN JONES GEORGIA JONES GINGER RENEE JONES HALI ELIZABETH JONES HEATHER MARIE JONES HUNTER STANLEY JONES J DALE JONES JACOB HARLEY JONES JAMES C JONES JAMES E JONES JAMES JONES JAMES JONES JASE M JONES
JASON ALLEN JONES JASON D JONES JASON SCOTT JONES JAYLEN ALEXZANDER JONES JEFFREY KEITH JONES JEFFREY JONES JENNIFER E JONES JEREMY DANIEL JONES JEREMY DEWANE JONES JEREMY DEWAYNE JONES JEREMY S JONES JEREMY SLATE JONES JERMAINE PEGUES JONES
JEROME R JONES JERRY DON JONES III JESSE L JONES JESSICA DANIELLE JONES JODY D JONES JOEL KEITH JONES JOHN EUGENE JONES JOHNATHAN PAYNE JONES JOSEPH B JONES JOSHUA A JONES JOSHUA ANTHONY JONES JOSHUA M JONES JOSHUA OWEN JONES JOSIE JONES
JULIUS M JONES JUSTIN DANIEL JONES JUSTIN MICHAEL JONES KAMERON JONES KAYLA LASHAY JONES KENNETH CHRIS JONES KENNETH LAMONT JONES KENNETH LESTER JONES KENNETH M JONES KENNETH O JONES II KEVIN HEATH JONES KEVIN SCOTT JONES JR KOLTAN AVARY JONES
LADARIUS DEWAYNE JONES LAQUISHA S JONES LARRY G JONES LAUREN BROOKE JONES LEE H JONES LINSEY AMBER JONES LOGAN RICHARD JONES LOIS DENISE JONES LUKE JONES MADISON ELYSE JONES MADISON JONES MALDEN ALAN JONES JR MARC JONES MARVIN CLAY JONES III
MCCALL JONES MICHAEL A JONES MICHAEL A JONES MICHAEL DAVID JONES MICHAEL MARSHALL JONES MICHAEL SHAWN JONES MICHAEL W JONES MICHAEL JONES MORRISON BRIAN JONES NATHAN JONES NICHALES L JONES NORMA JONES OCTAVIA BERNICE JONES PARKER JONES
PATRICK J JONES PAUL JONES PAULA H JONES PHILLIP E JONES PHILLIP M JONES PRUE LAYLA JONES RANDALL JONES REGGIE DENNIS JONES JR RITCHIE L JONES JR ROBERT A JONES ROBERT ADRIAN JONES ROBERT B JONES ROBERT JONES ROBERT JONES ROBIN RENEE JONES
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TERRENCE JAMAL JONES TIFFANY M JONES TIMOTHY A JONES TIMOTHY D JONES TIMOTHY L JONES TORY JONES TRAVIS JONES TRENN S JONES TYLER CECIL JONES TYLER RYAN JONES TYLER JONES TYSON DION JONES WACEY DEAN JONES WAYLON DOLTON JONES WAYNE L JONES
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COOPER WAYNE JORDAN DANIEL J JORDAN DAVID B JORDAN GEORGE B JORDAN HARRY L JORDAN JAKE EDWARD JORDAN JAZENO JORDAN JEFFREY S JORDAN JOSEPH DANIEL JORDAN JOSHUA LAWRENCE JORDAN JUSTIN LYNN JORDAN MICHAEL KEVIN JORDAN ROBERT T JORDAN
SELWYN JORDAN SHAWN JORDAN TONY JORDAN WILLIAM H JORDAN EMILY J JORDAN-HADDOCK ANDREW JORGENSEN BLAIR JENS JORGENSEN DANIEL R JORGENSEN CAMERON JORGENSON RYAN JORNS BRADLEY T JOSEPH CHRISTIAN JOSEPH CODY ALAN JOSEPH DANNY X JOSEPH
DARIO JOSEPH GREGORY T JOSEPH JR JOSHUA TYLER JOSEPH MICHAEL A JOSEPH MICHAEL F JOSEPH NANCY JOSEPH ROGER J JOSEPH TESFA JOSEPH BAYLOR R JOSEPHSON RAHUL ASHWIN JOSHI SOHAM UMESH JOSHI WALIDA JOSHI JOSEPH LORENZO JOSLIN JR RONALD LYNN JOSLIN JR
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PATRICK KIERAN JOYNER ANNE M JOZWIAK JOSEPH JOZWIAK YONATAN JUAN ANDRES CRISTINA JUAN GASPAR JEREMIAH S JUARES ALAN J JUAREZ JESUS JUAREZ JORGE L JUAREZ JR MICHAEL L JUAREZ ZAFIRO APRIL JUAREZ KEVIN FERNANDO JUAREZ BAUTISTA JOAQUIN JUAREZ JUAREZ
CRISTIAN JUAREZ MANCILLA OSBEL JUAREZ MEDINA PEDRO RICARDO JUAREZ RODRIGUEZ JENNIFER JUDD MATT JUDD JORDAN JUDKINS MATTHEW D JUDKINS CHARLES RAY JUDY JR TERRENCE L JUEDEN ANDREA ALEGRE REYES JUGALBOT CHRISTOPHER JAMES JUHL DEREK A JULANDER
JACOB MELVIN JULANDER JAROM JULANDER JAYSON T JULANDER KYSON DEREK JULANDER RILEY DEWAYNE JULANDER LOICK JULIEN YEISISBELL ANDREINA JULIO GUTIERREZ RAFAEL SINDULFO JULIO ORTEGA TRAVIS RAYMOND JULIUS KHALEEL JUMAN THADDEUS JUMAN ALLEN RAY JUMP III
BLAKE BRENDAN JUMP HUNTER LEVI JUMPS RANDY W JUMPS CHAD R JUNCK CLAYTON C JUNEK ERIC JUNIUS MICHAEL SCOTT JUNKERMAN GERRAD ISAIAH JUNKERSFELD JOSEPH RYAN JUNKIN TIMOTHY C JUNKIN JERRY MASON JUNKINS MATTHEW WAYNE JUNKINS MICHAEL STANLEY JUNOT
PENNY JO JUPIN KENDRA A JURACEK DARWIN J JURADO LOPEZ STEPHEN JUREWICZ TIM JURGIELEWICZ ROBERT ANDREW JURIC LEOBARDO JUSAINO KYLE ROBERT JUSTICE MICHAEL DENNIS JUSTICE STEPHEN A JUSTICE JEREMY SHANE JUSTUS PRESTON LAMAR JUSTUS TYLER KAARSEMAKER
YANNICK KABWIKA KABWIKA CHERYL KACHELLEK DANIEL KACHKAN UJWAL KAD CHARLENE KADLEC ANDREW W KAECH TEDDY JAYMZ KAEPPEL GENE P K KAHAI JR ALI'IMALU KAHALEKAI-WILLING RAINE POHAKU KAHEAKU-PAIVA BRADLEY KAHL CHRISTOPHER H KAHLO KEITH A KAHLO
CHASE MITCHELL KAHNY NICHOLAS E KAHNY KEALON R KAHRE ADRIENNE N KAIGLER JON WESLEY KAIGLER ERNIE KAIO RANDY A KAISER WAYNE KALA CHARLES T KALE LYNN KALE SHAGUL KALEEL KEVIN MICHAEL KALEN DENIS KALEV PATHIRAKALIAPPAN KALIAPPAN
PEER MOHAMED KANI K KALIBULLA P M GURUMOORTHI K KALIDOSS S BYRON M KALIN KIEFER J KALIN KIEL J KALIN JAMES M KALINCHOK JESSICA KALISZ BALAN KALIYAPERUMAL INDERPAL KALRA MICIAH CLINTON KALUNA SANKAR KALUSIVALINGAM NOAH MICHAEL KALVELAGE
PAUL R KALVELAGE SHELBY CLAIRE KALVELAGE DAVID KAM KIN VEERAJ KAMBLE CORY S KAMINS JEFFERY MICHAEL KAMINSKI NICHOLAS P KAMINSKI BRANDON D KAMPHAUS DEMETRIUS KAMPOUROGIANNIS KELLI JO KAMPSCHNIEDER JEAN CARLOS KAMRADT
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LESLIE A KARCHER TONY KARES KYLE KARGOL ROBERT J KARIGAN EIRINOFILOS KARIMALIS BISHAL BABU KARKI NATHANIEL GEOFFREY KARLAN EMERY TROY KARLINSEY BEN FRANK KARMANN JR SOFIA KARMAZIN AMANDA LOUISE KARMEL KAMESHWARAN KARNAN THOMAS L KARNES
ZACHARY JAMES KARNES ERIC DAVID KARP MICHAEL S KARPINEN SHARI KARPYSHYN DWIGHT JAMES KARR GARRETT ANTHONY KARR KOLBY R KARR SANVIT KARRA TIMOTHY LOUIS KARRAKER CAROL S KARRH SRIRAM KARTHIKEYAN JACOB KEITH KARTZ ABHIRAM KARUMANCHI
KARUNAKARAN KARUNAPRAHASAM MUTHURAJAGANESAN KARUPPASAMY SASIKUMAR KARUPPASAMY LUKAS JOHN KARUZA JEREMY JOHN KASAL RICHARD M KASARDA MURUGAN K KASHIMANI S MYDEEN KASIMMALK BAVA MICHAEL E KASSAY AARON D KASSMEIER JACOB H KASTEN
LUKE THOMAS KASTEN ROSS E KASTL HIMABINDU KASTURI STAN KASZECKI MATTHEW D KATES BENJAMIN PAUL KATH BRIAN P KATH DEEPAKRAJ KATHIRAVAN JITHENTHIRAKUMAR KATHIRVEL SAIARYA RAVINDRA KATKAR WILLIAM KATSCHILO PHILLIP KATZ JR RICHARD MICHAEL KATZ
TODD R KATZ ALLEN G KAUFFMAN MYRA L KAUFFMAN ANDREA KAY KAUFMAN OMER J KAUFMAN RUSTY R KAUFMAN WILLIAM THOMAS KAUFMAN III KEONI KEKOA KAUHI CLINTON C KAULBACH HARMAN KAUR SIMRANJEET KAUR STEFEN M KAUR WADE L KAUS JAMES S KAUTZ
KELLI MARIE KAUTZ MITCHELL K KAUWELOA KEOLA K KAUWELOA OLIVEROS PRAVEEN KAVALEDURGA MICHAEL KAVANDER POOVARASAN KAVERI MARTIN KAWECKI TIMOTHY KAWECKI CHRISTOPHER A KAY BERCLEE KAYE ALEXANDER KAZAK NAJMEH KAZEMINEJAD JOHN CHRISTOPHER KAZYAK
MICHAEL PATRICK KEANE LUANN MAILELAULII KEAO-MOISES JAMIE L KEARL NICHOLAS O KEARL BYRON MUTIC KEARNEY ROY DALE KEATON HARRY CLINTON KEATTS III CHRISTOPHER RUSSELL KECK MATTHEW LOWELL KECK RYAN PATRICK KECK CRAIG W KEDWARD ALEX T KEEFE
AUSTIN T KEEFE JASON MICHAEL KEEFE MARK CHRISTOPHER KEEFE JASON KEEFER RAMAL DAVID KEELER JR MEGAN KRISTEN KEELEY TROY KEELEY ADAM KEELING DUSTIN LEE KEELING JIM M KEELS JR FRANKLIN R KEEN JAMES CHAD KEEN ZACHARY JOSEPH KEEN DARIEN KEENAN
JEFFREY H KEENAN PATRICK D KEENE COLTON KEENER HEATH L KEENER JESSICA L KEENER WESTON KEENUM GARY N KEES JESSE TYLER KEES EDWARD SEARCY KEFFER JEFFERY E KEFFER JAMES ERIC KEHLEY BRENT KEHOE CHRISTIAN KEHOE HAYDEN KEHOE ROBIN KEHOE
RENEE E KEILMANN JENNY KEIM STEPHEN D KEIM AUSTIN JORDAN KEISER ALISA D KEITH DONALD LEE KEITH GARRETT KEITH JAMIE KEITH JEREMY DWAYNE KEITH JOSEPH KEITH KEEGAN KEITH MATTHEW QUIN KEITH ROBERT JOSEPH KEITH RODNEY KEITH TANNER KEITH
MICHAEL KUAALOHA KEKOA JR PONO T KEKUA BRADLEY T KELBERLAU DUSTIN TAVIS KELDERMAN GUY KELI WADE KAULANA KELIIKIPI CARROL L KELLAHAN JR KADYN D KELLAHAN GARY EUGENE KELLEMS AMBRIANNA LYNN KELLER AMY KELLER BLAKE KELLER BRANDON KELLER
BRIAN M KELLER DAKOTA JAMES KELLER DYLON NATHAN PAUL KELLER GREGORY DEAN KELLER HANNAH KELLER JENNA KAY KELLER JORDAN J KELLER JULIE A KELLER MARK ANTHONY KELLER MICHAEL D KELLER MICHAEL R KELLER NICHOLAS WAYNE KELLER RANDY KELLER
REECE LOGAN KELLER ROBERT KELLER SCOTT CHRISTOPHER KELLER SETH KELLER TROY L KELLER VANDIVER KELLER II ZACKERY SHANE KELLER JARRED ALAN KELLETT MICHAEL KELLETT TIMOTHY W KELLETT ANTHONY FITZGERALD KELLEY DAVID JAMES GUIN KELLEY DOUGLAS PALMER KELLEY
ELMER G KELLEY JR JASON ALLEN KELLEY KEVIN M KELLEY KRISTI LYNN KELLEY KYLE L KELLEY LESLIE C KELLEY MICHAEL JOSEPH KELLEY II RANDALL G KELLEY TAMMY C KELLEY TODD L KELLEY WYATT EARLE KELLEY JAMES HENRY KELLNER ELIZABETH KELLOGG ERIC M KELLOGG
BRADEN KELLY CAITLIN KELLY CALEB RAY KELLY CHRISTOPHER R KELLY CURTIS R KELLY DALTON C KELLY DAVID BENJAMIN KELLY GRAYLIN DAVIS KELLY JAMES CHRISTOPHER KELLY JARROD D KELLY JASON KELLY JEFFERY WAYNE KELLY JOSHUA GARRET KELLY LANDON ALLAN KELLY
MICHAEL E KELLY MICHAEL J KELLY PATRICK KELLY REBECCA M KELLY ROBERT KELLY SHANE HUNTER KELLY SHAUN KELLY TREVOR SCOTT KELLY KANE KELMAN ANTHONY LYNN KELSEY THOMAS W KELSEY BRIAN KELSKEY HUNTER C KELSOE COBY RAY KELTON HAYLEY COGHLAN KEMMERLIN
AARON KEMP ALEX MILTON KEMP BENJAMIN H KEMP DAJENAI KEMP DERRICK L KEMP JORDAN KEMP MICHAEL JACOB KEMP NATHAN KEMP PATRICIA L KEMP TYLER A KEMP DWIGHT C KEMPER LOGAN C KEMPER TYLER L KEMPER WILLIS C KEMPER THEODORE J KEMPF
BLAKE DANIEL KEMPLE DUSTEN R KENDALL DYLAN ROBERT KENDALL DONALD J KENDEL JEFFREY STEPHEN KENDERDINE DANIEL R KENDRICK SHAWN BRADLEY KENDRICK EVAN MICHAEL KENEIPP AUSTIN SCOTT KENNE ADAM DEE KENNEDY ALYSSA KENNEDY BRIAN CHASE KENNEDY
BRIAN MATTHEW KENNEDY DENA RENEE KENNEDY GARY G KENNEDY JAMES A KENNEDY JAMES L KENNEDY JAYLEN MARK KENNEDY JESSE JAMES KENNEDY JR JOHN C KENNEDY JR JORDAN J KENNEDY JOSEPH ALVIN KENNEDY JOSHUA KENNEDY JUSTIN B KENNEDY KYLE WAYNE KENNEDY
LAURIE BALLARD KENNEDY MATTHEW GREER KENNEDY NANCY CHONG KENNEDY NICHOLAS KENNEDY PETER VINCENT KENNEDY ROBERT KENNEDY SEAN THOMAS KENNEDY STALEY MICHELE KENNEDY TIM KENNEDY TUCKER WAYNE KENNEDY EMILY FAITH KENNELL DANE KENNEY
JEANOT KENNEY WILLY KENNEY GENE A KENNON JEFF KENNON JOHN B KENNON LORENZO J KENNON CHRISTOPHER RAY KENNY GAVIN KENNY ROBERT KENNY GRAHAM CHARLES KENT JUSTIN ERVIN KENT RAYMOND KENNETH KENT WHITNEY NICOLE KENT WILLIAM KRIS KENT
XANDER LEWIS KENT ROSALIND D KENTON ANTHONY L KEOWN ROBERT M KEPHART CHRISTINE MICHELLE KERBY DONALD E KERCHEVAL JR FRANCIS KERINS THOMAS PATRICK KERIVAN ANDREW S KERN DANIEL KERN COLBY KERNODLE JOSHUA RAY KERNS WILLIAM E KERNS
KEELEY STEELE KERR LANDAN PHILLIP KERR WADE KERR AARON M KERSEY BRIAN KEITH KERSEY JUSTIN KERSEY TONNY RAY KERSEY LEE MARCELL KERSH COLTON KERSLAKE LUCAS KERSLAKE RICHARD KERSTEN WILLIAM GERALD KERSTEN DAVID A KERSTING ALEC JAMES KESLING
JACKSON KESSEL NOLAN TIMOTHY KESSEL RONALD K KESSEL JR TIMOTHY ERIK KESSEL ADAM CHRISTIAN KESSINGER BRIAN JOHN KESSLER BRIAN K KESSLER COLE ANDREW KESSLER COREY JAMES KESSLER CURTIS ALLEN KESSLER JR KORDELL WALTER EUGENE KESSLER KORI R KESSLER
MICHAEL S KESSLER RIAN J KESSLER SHAWN W KESSLER TAYLOR JOSHUA KESSLER TROY MARVIN KESSLER JUSTIN B KESTING KEITH PAUL KESTING BRIAN ALAN KESZLER NICHOLAS COOK KETCHAM AMANDA MARIE KETCHUM TYLER K KETCHUM MACEY R KETTELKAMP BRADLEY M KETTERER
AUBREY KETTERING TREVOR LYNN KETTERLING ANTHONY D KETTLESON HITESHKUMAR KAMLESHBHAI KEWALRAMANI DAVID R KEY JOHN DAVID KEY JR JON B KEY TERRANCE TYRELLE KEYES TIMOTHY ALEXANDER KEYES TRISTEN J KEYES TYSON J KEYES CODY R KEYLARD CRAIG WILLIAM KEYS
JUSTIN DEL KEYS TIMOTHY KEYS CHAD MICHAEL KEYT RYAN KHABBAZI ALI KHAJEHEI SHAHROUZ KHAJEHMOLAEI FAREED KHAN ISHMAEL KHAN JUNAID H KHAN KEVIN KHAN MOHAMMED KHAN NABEEL KHAN NOMAN ALI KHAN QASIM HASSAN KHAN QAYS KHAN SALISHA KHAN
SHERAZ ALI KHAN TAHA FAZAL KHAN TALHA KHAN ZAHEER KHAN AJAY KHANDARE ROHIT KHANDE SAMPADA KHARBAS-KURTZ DAVID KHAY QASIM AZEEZ ABDULRIDHA KHAZAIL AMER M KHDAIR KYAW H KHINE ZOSSIA KHORSEEVA MDSAIFULLA KHOT JAKOBEY WAYNE KIBBY
BENJAMIN KIBLER TIMOTHY KIBLER JASON DANIEL KIBORT TESFIT KIDANE ANTRELL KIDD CHRISTOPHER RYAN KIDD DAKOTA WADE KIDD JENNIFER L KIDD JON ADRIAN KIDD JONATHAN P KIDD MATTHEW KIDD ROBERT KIDD NICHOLAS KIDWELL DAVID W KIEFF KEVIN W KIEL KRAIG A KIEL
PAUL-JOSEPH KIELCZEWSKI SIMON KIELCZEWSKI MICHAEL W KIEPKE SHAWN THOMAS KIERNAN JAKE S KIESEL JOHN S KIESEL TREVIS KIFER BRADLEY D KIGER KARISSA DONIELLE KIGHT KAYLA DAWN KIGHT SAMUEL LOUIE KIGHT JR MALISSA A KILBER DANIEL Z KILBORN LANCE A KILBREATH
BERNARD T KILCULLEN BERNARD THOMAS KILCULLEN III BRADLEY S KILGORE NOLAN WAYNE KILGORE SHEILA KILGORE SEAN KILGOUR MISTI QUEEN KILLO COLTON KILMER CHRISTOPHER KILPACK MELISSA KAY KILPATRIC JUSTIN KILPATRICK KATHRYN M KILPATRICK RILEY SCOTT KILPATRICK
TYLER J KILPATRICK RANDY KILROY JOSEPH KIM MATTHEW KIM STACY L KIM TESSA KIM ZACHARY FORREST KIM JAMES MUNYIRI KIMARI GREGORY A KIMBAL JEAN E KIMBALL JEFFREY S KIMBALL SHAWN KIMBALL JORDAN KIMBRO MICHAEL KYLE KIMBRO WILLIAM MATTHEW KIMBROUGH
BRENDA KIMMEL DONALD KIMMEL CLIFFORD E KIMPEL JEREMY L KIMPEL TYLER LAWRENCE KIMPEL MASON ALEXANDER KINARD JOHN FREDRICK KINAS CLIFTON R KINCAID DAVID N KINCAID JR GEORGE LUCIAN KINCAID III TALVIN DESHAWN KINDEL BRIAN MICHAEL KINDER
CHRISTOPHER KINDER WALTER TODD KINDLE LEONARD L KINDS MICHAEL KINDSWATER AARON ROBERT KING ALEXANDER RAY KING BEAU AUSTIN KING BENJAMIN KING CARLOS DURRELL KING CHAD KING CHRISTOPHER J KING CLARENCE R KING DANNY JOE KING DARRELL JEREMIAH KING
DAVID KEITH KING DAVID KING DENISE O KING EBONY JAMISE KING ETHAN SAMUEL KING FRANK ALLEN KING HENRY ALAN KING JR HOWARD WILLIAM KING IAN KING JACK E KING JAMES KING JR JEROME KING JESSICA NICOLE KING JOHN PATRICK KING JOHN S KING JOHN WESLEY KING IV
JOSEPH KING JOSHUA KYLE KING JUSTIN BRENT KING KISSQWANNA KING KOREY WILLIAM-JAMES KING KRISTY KING MARK LEE KING MICHAEL J KING MICHAEL J KING MICHAEL K KING MICHAEL SEAN KING II MICHAEL THOMAS KING MICHAEL W KING MIKE A KING NATHANIEL JOSEPH KING
NYREE D KING PATRICIA NA KING PATRICK J KING RASHAD DESHAWN KING RENRICK GARNET KING ROBERT KING SANDY DALE KING JR SCOTTIE KING SHAWNA DIANE KING SHONDEL S KING VANESSA KING WENDEL KING III WILLIAM JEFFERIES KING ZABIAN ALEXANDER KING TRAVIS KING-
CYRENNE JUSTIN D KINGERY WILLIAM W KINGSBERY JACOB KINGSTON KEATON ALEXANDER KINGSTON MICHAEL S KINKADE BRADLEY A KINKEAD AUSTIN LEE KINLAW JUSTIN LEE KINLAW JOSHUA KINLER JOHN KINLEY PAUL D KINMAN GARY P KINNETT JACOB KINNETT GREGORY WAYNE KINNEY
JENNIFER KINNEY STEPHEN KINNEY BENJAMIN KINSELLA JOHN M KINSELLA KERRY LEE KINSER BRANDON C KINSEY DAVID L KINSEY RYAN J KINSMAN JOHN J KINTER JOSHUA ALLAN KINTZ BRANDEN KIPER MARK D KIPP CHRISTOPHER SHANE KIRBY COREY KIRBY KERRI J KIRBY
KRISTOPHER RICHARD KIRBY MADELYN KIRBY ROBERT W KIRBY ZACHARY LOGAN KIRBY ZACHARY JOSEPH KIRCHHOFF JOSEPH HENRY KIRCHNER ALEKSANDR A KIRILLOV BRETT ALAN KIRK HAYDEN SCOTT KIRK HENRY N KIRK JR JONATHAN FREEMAN KIRK JUSTIN KIRK THOMAS JEREMIAH KIRK
TIMOTHY R KIRK TIMOTHY RAY KIRK II VICTORIA LOUANN KIRK MICHAEL K KIRKENDALL AUSTIN LEE KIRKLAND BRIDGET ANTOINETTE KIRKLAND DAVID RYAN KIRKLAND JUSTIN THOMAS KIRKLAND NATHAN W KIRKLEY THOMAS DOUGLAS KIRKLEY ANDREA M KIRKPATRICK
JEROME ROBERT KIRKSEY ROBERT E KIRKSEY KATHLEEN BURK KIRN JOSHUA G KIRSTINE SHANE M KIRSTINE TONY WADE KIRTLAND LEON M KIRVEN ROBERT W KIRVEN SAMUEL KIRVEN ALEXANDER KISCH WILLIAM CLINTON KISER NATHANIEL J KISKIS KEEGAN J KISNER KOLLIN GEORGE KISNER
MATTHEW KISOR ANTHONY J KIST KATHERINE ELIZABETH KISTLER PRESTON LANE KITCHENS RODNEY KITCHENS RONALD D KITCHENS SAMUEL CHASE KITCHENS TERRY W KITE MYLES KITSON GREGORY C KITTEL DREW L KITTERMAN MAXIMILIAN MIKYLE KITTLE RYAN J KITTS
BRIAN M KITZMILLER JAKOB T KITZMILLER ROBERT AARON KITZMILLER SHUJI KIYAMA WILLIAM KLAGES NICHOLAS KLAPKA DUSTIN KLASSEN MICHAEL KLASSEN RYAN JAMES KLASSEN JUSTIN ANTHONY KLEBBA KEITH MARVIN KLEENSANG ANGELA L KLEIN ASHLEY KLEIN
CHRISTOPHER M KLEIN DOUGLAS S KLEIN REESE MICHAEL KLEIN MONTE L KLEINE BEVERLY ANNE KLEINHENZ MICHAEL D KLEINSCHMIT DAVID DOUGLAS KLEMINSKY JAMES KLEMP SHAWN KLEPPER MARISSA KLETTI JUSTIN KC KLEVEN JEFFERY KLIMCZAK VALERIY KLIMOVICH
BRICE ANDREW KLINE DANIEL LUKE KLINE HUNTER W KLINE JEFFREY SEAN KLINE MELISSA D KLINE JOSEPH J KLING JUSTIN KLING KEVIN D KLING ARTHUR KLIPPLE BRON P KLIPPLE TRINITY LORRAINE KLIPPLE ADAM KLOPFENSTEIN JUDE PHILLIP KLOPP MARK J KLOS DEBORAH S KLUG
MARIUSZ KLUPA CHAZZ ISAAC KNALLS GREGORY RONALD KNAP AMANDA M KNAPP BENJAMIN A KNAPP CHRISTOPHER JAMES KNAPP ETHAN M KNAPP GREGORY KNAPP MICHAEL J KNAPP ROBERT R KNAPP TIMOTHY KNAPP JAMIE MARIE KNEBEL CYNTHIA KNECHT SHAUN P KNECHT
TRISTIN CHARLES KNEE JENNIFER L KNEIFL SIDNEY J KNEIFL CHESTER R KNELL TROY KNELSON BRIAN M KNICHEL EMILY ANNE KNICHEL ANGIE KNICKMEIER MATTHEW P KNIEVEL MATTHEW T KNIEVEL BENJAMIN C KNIGHT ERIN M KNIGHT JEFFREY MARTIN KNIGHT JONATHON KNIGHT
JUSTIN LARRY KNIGHT KEITH ALLEN KNIGHT KENNETH C KNIGHT LAWRENCE H KNIGHT II MATTHEW EDWARD KNIGHT MORGAN NEANDREW KNIGHT PAULA W KNIGHT ROBERT LEE KNIGHT II ROY A KNIGHT JR SHAUN MICHAEL-BARAN KNIGHT TED A KNIGHT WILLIAM ROBERT KNIGHT JR
WILLIAM KNIGHT BRITTNEY SADE KNIGHTON TECK KNIPE KRISTINA ELIZABETH KNIPSTEIN PHILLIP D KNISELY DAVID S KNISLEY GENE T KNOBLAUCH PATRICK J KNOLL RICHARD W KNOLL MICHAEL BRADLEY KNOLTON AUSTIN KNORR BRANDON KNOTT BRYAN T KNOTTS CODY J KNOTTS
COREY LEE KNOTTS LOUIS R KNOTTS CURTIS KNOWLES KOHNER BOMAN KNOWLES TRAVIS KNOWLES JAMES KNOX KENT KNOX RYAN A KNOYLE LANCE GENE KNUCKLES GARY A KNUDSEN ROCHELLE LEE KNUDSEN KANDI FAWN KNUPP LEVI CLAY KNUPP GERALD D KNUTH JEREMY D KNUTH
ANA MARIE KO CARLITO JR KO ADAM EDWARD KOCH ANTON KOCH DAVID KOCH JEFFERY J KOCH KEVIN OWEN KOCH ROBERT G KOCH SAMUEL ALEXANDER KOCH BRADLEY C KOCHER MICHAEL A KOCHERT LINZIE KATHRYN KOCKA CLENSHEA MOLLERE KOCKE JAY W KOCON
TAMERA J KOEGLER-VAUGHAN AUSTIN KOEHLER JEREMY L KOEHLER KAITLINN TAYLOR ROSE KOEHLER KYLE W KOEHLER NEAL W KOEHLER SETH WILSON KOEHLER TYLER A KOEHN KEVIN JAMES KOELBL JACOB BRUCE KOELE JOSHUA J KOEPKE CHAD JEROMY KOEPPE CHRISTOPHER KOEPPEN
ROBERT KOERNER CHANCE ALLAN KOESTER DAVID KOESTER MICHAEL A KOESTER CHRISTOPHER KOFAHL ZACHARY LEE KOHER BENJAMIN KOHL COLLEEN BREANA KOHL SARAH E KOHLER BENJAMIN RAY KOHLES TYSON KOHLLEPPEL IVAN B KOHUT JACOB KOHUT AUSTIN KOILE
OLUWATOBI KOLAPO BRANDON KOLB LORI ANNETTE KOLKMEYER CY CLARK KOLLAR JEREMY JOSEPH KOLLARS WILLIAM A KOLLER METKA KOLM CHRISTOPHER KOLOFF ROBERT D KOLTERMAN ARCHANA NA KOMANDURU DANIEL R KOMAR YALCIN KOMCU CARL KONES JR KYLE EDWARD KONG
YURAN KONG ALLEN J KONIECZNY PETE KONING JAMES D KONKLE KYLE JOSEPH KONTOR KYLE J KONZ JOHN D KOONCE JEREMY K KOONS SAMMY KOONS CAROLYN KOONTS KIMBERLY R KOONTZ CATHERINE L KOPEJTKA KENNETH FREDRICK KOPP ROBERT D KOPPEN JOHN PAUL KOPRUCKI
JOSEPH PATRICK KORIENEK PATRICIA KORN BRANDON E KORNEGAY DOUGLAS KORNELSEN MARCUS KORTAN BRANDON JAMES KORTE DAVID P KORTE LOUIS A KORTH MEAGAN L KORTH NICHOLAS H KORTH ALEXANDER KORY MARIUSZ KOSALKA KEVIN S KOSCH NOLAN THOMAS KOSCH
JAMES KOSCHMANN BENJAMIN DANIEL KOSLER MICHAEL J KOSLOSKY STAS C KOSNIK BRIAN KEITH KOSOLA EMMA KOSS CHRISTOPHER MARK KOSTIC JERRY KOSTIUK MAX KOSTOFF JASON KOSTYSHYN CORY KOT ROXANN E KOTCHKOE ARYA SANJAY KOTHARI SANJAY MANOHAR KOTHARI
ZACHARY WILLIAM KOTHBAUER OSMAN KOTIA RYAN TALAL KOTOB DANIEL J KOTOWSKI JUSTIN M KOTTKAMP PETRUS FACHULYN KOTZE BRIAN F KOTZIAN DANIELLE DORITA MAHALA KOTZIAN ANDREW S KOVACS JONATHAN MICHAEL KOVALCHICK VLADIMIR KOVALSKI ZACHARY SCOTT KOVARNA
CLAYTON KOVATCH JASON D KOVERMAN CHRISTOPHER MICHAEL KOVSCEK HAYDEN ALEXANDER KOWALCHUK DEREK T KOWALSKI SHAWN KOWALSKI ERIC M KOWALSKY CHAD MICHAEL KOYLE NICK ALEXANDER KOZAK TYLER KOZAKEVICH RILEY JAMES KOZEMKO THOMAS MICHAEL KOZIOL
JOHN ADAM KOZLOSKI COLBY PAUL KRAEMER GREG KRAEMER HUNTER JAMES KRAEMER SETH JOSEPH KRAEMER ERIC LUDWIG KRAEUTLE DAVID WAYNE KRAFT JARED KRAFT MICHAEL J KRAFT TAYLOR MATTHEW KRAFT TONI KRAHN COREY D KRAMER JOSHUA KRAMER QUINCY LEWIS KRAMER
SANDRA KRAMER ERIC MICHAEL KRASNOW JARED KRAUS CAROLYN KRAUSE CHRISTINA KRAUSE CHRISTOPHER ROBERT KRAUSE CODY VON KRAUSE RANDALL C KRAUSE TIMOTHY KRAUSE IVAN KRAVTSOV ROBERT G KRAWIEC JR NIKOLAS D KRAYCH DARYL J KREBS JOSHUA KREBSBACH
MARK A KRECH JOSH S KREDIT-PHELPS HEATHER ELIZABETH KREGER PIPER ANN KREHL DONALD GREG KREIDER JR HUNTER NEIL KREIKEMEIER NICHOLAS R KREIKEMEIER EVAN RICHARD KREITZER MONTE L KREMLACEK THOMAS FRANCIS KRENEK DYLAN DANIEL KRESGE RYAN S KRESGE
JESSICA KRESS ALEXANDER KREZMAN ALEKSANDRA KRICKOVIC PHILLIP ADAM KRIDER DAVID MICHAEL KRIDNER MICHAEL T KRIDNER JACOB D KRIENERT ZACHARY P KRIENERT KATHLEEN KRIKORIAN-DAMEN MARY KRISELL NITHISH KRISHNAKUMAR VENKATESAN KRISHNAMOORTHY
EZHILARASAN KRISHNAN NIRANJAN KRISHNAN VARUN R KRISNAN KLAUS KRISTIANSEN BRANDON KRITER ASMIR KRIVIC TESSA KAY KRIZ MITCHELL RYAN KRIZMAN MICHAEL BERNARD KROEGER ERIC H KROHN JONATHAN KROHN ASHLEY A KROLL RICHARD WALTER KROLL JERALD S KROMER
RANDALL S KROPF DOUGLAS EUGENE KROUT III KATELYNN MARIE KROUT RICHARD JAMES KRUCHTEN ADAM T KRUEGER CHRISTOPHER ALAN KRUEGER DOUGLAS A KRUEGER JOSIAH DAVID KRUEGER MELISSA J KRUEGER NATE DOUGLAS KRUEGER STEVEN T KRUEGER WILLIAM DEAN KRUEGER
THOMAS KRUEL ARIC A KRUGER JONATHAN KRUGER CHARLES ASHLEY REED KRULIK KRISTY R KRULIK CODY ALLEN KRUMLAUF GARY R KRUMPELMAN KEVIN B KRUMVIEDA RYSZARD KRUPA CHRISTOPHER KRUSE JUSTIN R KRUSE SHANNON ELAINE KRUSE TIMOTHY M KRUSE
TAYLOR ELISE KRUSEMARK TONY E KRUSEMARK RYAN WESLEY KRUTSINGER GABRIELLE ELIZABETH KRZYCKI MANA KRZYSKA JOSHUA KSIOSZK JACOB JOHN KU III JACOB KU JR EVRARD DAVY KUATE MARC CHRISTOPHER KUBAS ELLA SUE KUCERA KALE WILLIAM KUCERA MAX MYRON KUCERA
GREGORY MICHAEL KUCHAR GREGORY A KUEBRICH JASON NEAL KUEHLEM JR TERRY J KUEHLER DAVE M KUELTZO CHRISTOPHER M KUESTER GUSTAV KUESTER TREVETTE ANDREW KUESTER PATRICK M KUFFEL ADAM HAMMOND KUHN ANDREW G KUHN CHRISTOPHER KUJAWSKI
MARK M KUKIELA EARICK KUKONU KULDEEP KULDEEP MICHAEL ALEXANDER KULIFAY CANDACE KULLMAN MICHAEL KUMAPLEY ABHIJEET KUMAR ABHISHEK KUMAR ADITYA KUMAR AMIT KUMAR DHARMESH KUMAR JAYAPRAKASH KUMAR MANIKANDAN KUMAR MEVNEEL KUMAR
NAVEEN KUMAR PRAVEEN KUMAR SANJITH KUMAR THIRUVASAGAM KUMAR VIJAY KUMAR VIJAYA KUMAR PRADEEP K KUMAR R BALA SANTHOSH KUMARESAN MANIKANDAN KUMARESAN PATRICK SEAN KUMER ALYSSA KUMFER SALLY ANNETTE KUMMER PRASHANT KUNDNANI
VAMSEE KRISHNA KUNDURTHI WILLIAM P KUNERT MAX IRVING KUNGLI STEVEN WAYNE KUNIMURA HALEY KAY KUNKEL TYLER J KUNKEL ETHAN M KUNKLE MICHAEL R KUNKLE CHARLES KUNO MADYSON KUNTZ JACOB ALFRED KUNZ JONATHAN KAY KUNZLER JASON K KUNZMAN
JOANNE KUPECKI TOM KURDALI KIRSTIN KURILLA KELLY J KURISU BRYAN M KURLIAK BRIAN E KURNAT CORY MATTHEW KURTZ PHILIP D KURTZ ROBERT J KURTZ ADRIENNE M KUSEK ADAM R KUSHNER IAN ANDREW KUSTAFIK CATHERINE KUSZCZAK ANTHONY J KUTA WILLIAM E KUTCHELL JR
MARK A KUTCHEN DHEIVAKANI KUTHALINGAM KRIS KUTTERER KEVIN KRISTOPHER KUTZ LARRY KUTZ STEVEN KUTZ ERIC KVIEN ERNEST KWAAH CAMERON THOMAS KWIECIAK IAN KYAZZE JOEY MATTHEW KYKER BRODY LANE KYLE CAIN KEONI KYLE DANIEL HOWARD KYLE
JOSEPH DALE KYLES BRIAN A KYROUAC DARREN MICKY KYSER SR AKO LA ROSA TOBY LABARBERA LASZLO L LABBANCZ SCOTT P LABBE LOGAN DAVID LABEAU HARKINS GHISLAIN LABERGE JACK LABIB JOSHUA LABIGNAN MATTHEW C LABISHAK CHARLES LABONTE JEAN LABONTE
DAVID JOEL LABOY JOSE MIGUEL LABOY KURTIS LABRANCHE LEVI LABRASCEUR JONATHAN LABRECQUE PAUL LABRIOLA JOHN K LACANNE CHRISTOPHER S LACAVA KIMBERLY E LACER KODY DANE LACER JEREMY DALE LACEWELL CHRISTOPHER S LACEY CHRISTOPHER SHANE LACEY JR
LAUREN RAKES LACEY STEVEN MICHAEL LACEY JERZY A LACH BRENDA LACHE HUNTER LACHMANN BRANDON W LACK JASON ALLEN LACK JORDAN LACK JOSHUA ALLEN LACK MICHAEL K LACK SHAWNA TAYLOR LACKEY HUNTER JACOB LACKS DAVID MICHAEL LACORTE
RICHARD ANTHONY LACOURT JR STEPHANE LACROIX SCOTT WILLIAM LACROSS JACOB LUCAS LACY RYAN LEE LACY SETH ALAN LACY JENN LACZI JOSHUA LADEN JAY MICHAEL LADEW CHRISTOPHER JOSEPH LADNER DAVID NATHANIEL LAFAVE DEVIN ALAN LAFINE AUMAU LAFITAGA
ROHAN J LAFLEUR KARL J LAFOND SEBASTIEN LAFONTAINE LAWRENCE JOSEPH LAFOUNTAIN II ALEXA NICOLE LAFRANCA KYANA LAFRANCE ALBERT LEO THOMPSON LAFRENIERE JEFFREY M LAGACY JAMES M LAGRANGE KENJI SUETSUGU LAGRANGE PAUL MICHAEL LAGRANGE
MICHAEL LEE LAGREE CHRISTOPHER DAVID LAGROW DOMINICK JOHN LAGRUTTA JR DAWN MARIE LAGUNA NORBEN LAHOZ TRACEY A LAHR WINKY WAN KEI LAI CONNOR OSCAR LAIBLE DOUG JOHN LAING RAYMOND A LAING LOIK LAJOIE MARTIN LAJOIE DARREN LAKE DOUGLAS LAKE
JEREMY LAKE MASON LEE LAKE RACHEL JANE LAKE STEPHEN LAKING RAHUL LAKSHKAR KOKILA LAKSHMANAN V TRAVAS B LALA NICHOLAS CAMERON LALANDA SHARON LALANDA ANDY LALCHAN ROOKMINEE LALL PATRICK LALONDE SHOBIA LALOO AMBER D LAMAR JENNIFER C LAMAR
MATTHEW D LAMAR RODOLFO LAMAS CORTEZ BRAD E LAMB CHRISTOPHER EDWARD LAMB DALLEN JUSTIN LAMB JACOB H LAMB JAMES ARTHUR LAMB JARAD A LAMB JUSTIN LAMB MARTY ALLEN LAMB MICHAEL WAYNE LAMB MICHEL LYNNE LAMB RANDY A LAMB SAMANTHA JO LAMB
STEPHEN P LAMB ZACHARY A LAMB AARON JOHN LAMBERS ALBERT E LAMBERT ALBERT G LAMBERT ARTHUR B LAMBERT JR DANIEL LEE LAMBERT DEVIN O LAMBERT JACOB I LAMBERT JOSHUA M LAMBERT JUSTEN R LAMBERT LEE A LAMBERT LOWELL D LAMBERT MICHAEL D LAMBERT
MIKE ALLEN LAMBERT ROY LEE LAMBERT SETH TRACY LAMBERT SHANEICE LAMBERT TANNER JOSEPH LAMBERT TERRY A LAMBERT TIFFNEY DANIELLE LAMBERT TIMOTHY E LAMBERT JR TREY ALLEN LAMBERT TUCKER DEAN LAMBERT JOY A LAMBERT-BRADLEY VANCE LAMBORN
GRANT CARTER LAMBRECHT KYLE S LAMBRIGHT DUSTIN M LAMKIN TYLER RAY LAMKIN DYLAN JOHN LAMM JADEN WAYNE LAMMERS TRISTIN LAMMERT EMILIO ESTEVON LAMORIE MARK V LAMPE PAULA F LAMPE STEVEN LAMPEL JAMES W LAMPHERE IV ROBERT RAYMOND LAMPHIEAR
JOSIE LAMPKIN VICTORIA ALICIA LAMPKIN KYLE D LAMPRECHT GAIGE MATHEW LAMPSON KARI ANN LAMUNION DEAN ELLIOTT LANCASTER II GWENDOLYN RUTH LANCASTER JOHN EARL LANCASTER JR MARK J LANCASTER STEVEN WESLEY LANCASTER DEMITRIA NICOLE LANCE
JENNIFER LANCE SAMUEL D LANCE CARMINE LANCIA DUSTIN RAY LAND JIMMY LAND DUSTIN E LANDANGER MICHAEL RICHARD LANDER JESUS ANTONIO LANDIN RICHARD SCOTT LANDIS SHELLEY LANDIS MATTHEW E LANDON AMOS WHEELER LANDRUM CORBIN JAMES LANDRUM
CORY S LANDRY JAMES E LANDRY KEVIN LANDRY RONALD LEE LANDRY TERRELL LANDRY TUCKER KNOTTS LANDRY ELIZABETH LANDSAW ALLAN LANE CHRISTOPHER LANE DANIEL KEITH LANE JAKE STANLEY LANE JARET TYLER LANE JASON SCOTT LANE JEFF LANE KEITH LANE
LAWSON LEE LANE LIZZIE EIRBY LANE MARK A LANE ROBERT L LANE RONALD L LANE RUSSELL LANE RYAN LANE SHAWN W LANE LOGAN WAYNE LANEY ROBERT J LANEY CARLA M LANG CHRISTOPHER J LANG HOMER T LANG JASON LEWIS LANG JEFF P LANG MARCUS B LANG MARK LANG
MATTHEW LANG JOSHUA JAMES LANGDON DONALD L LANGE MICHAEL WAYNE LANGE SHANNON LANGE DARRELL K LANGELIA DARRYL J LANGELLIER SHAWN P LANGEMEIER COLBY C LANGENBERG JUSTIN LANGHAM MATTHEW B LANGHAM RICHELLE GAYLE LANGIT MICHAEL ANDREAS LANGKILDE
LORA C LANGLEY MATTHEW A LANGLEY MICHAEL L LANGLEY CHARLIE GLENN LANGSTON CHASE BRANDON LANGSTON EVAN MICHAEL LANGSTON HUNTER BRYTON LANGSTON JEFFREY G LANGSTON JUSTIN MATTHEW LANGSTON LARRY JUNIOR LANGSTON II THOMAS DAVID LANGSTON III

TRACY L LANGSTON   DARIAN R LANHAM   WILLIAM K LANHAM III   CHRISTOPHER LANIER   SAMUEL LANIER   SCOTT LANIER   ASHLEY NICOLE LANKFORD   CHARLES S LANKFORD   DAVID C LANKFORD   SHANE ANTHONY LANKFORD   RICHARD J LANMAN   SCOTT J LANMAN   BRANDON EUGENE LANNING
KYLE LEE LANNING   JONATHAN LANOUX   BRIAN J LANPHEAR   HEAVEN MARIE LANSDELL   ROBERT NICHOLAS LANSDELL   JEAN-MARIE LANTEIGNE   COLE THOMAS LAPINE   LUC LAPLANTE   BRIAN S LAPPIN   ANTHONY LAPRADD   KAITLYN LAPSKY   CALEB LARA   EDGAR D LARA   EPIMENIO M LARA
ROBERTO LARA   SAMUEL LARA JR   JOSE RAFAEL LARA DOMINGUEZ   RON C LARAMIE   JOHN D LARGE   COLTON RYAN LARGENT   TRACER LANE LARGENT   ERIK D LARIOS   JOSE ALFREDO LARIOS   WILLIAM LARIVIERE   DAISY LARIZ   LORING MICHAEL-LEE LARKAN   JACOB LARKHAM   AMBER LEEANN LARKIN
ERIC D LARMORE   NATHANIEL LARMORE   MIKE LAROCQUE   CHRISTOPHER B LARROW   ARDEN L LARSEN   CHANCE DALTON LARSEN   GARY LARSEN   JERAD J LARSEN   MAX COLE LARSEN   MAXIMILLIAN LARSEN   TAYLOR DANIEL LOIHI'KAPONO LARSEN   TAYLOR RICHARD LARSEN   VANCE LARSEN
BRIAN LEE LARSON   CODY J LARSON   CRAIG J LARSON   DANIEL ERIC LARSON   JAMES L LARSON   JARID MICHEAL LARSON   JEFFREY LARSON   KEEGEN JARID LARSON   MATTHEW JON LARSON   CHRISTOPHER SHANE LARUE   LONNIE K LARUE   TUCKER WADE LARUE   WESTON R LARUE-HARGROVE
GARTH W LARWIN   LACEY LASALLE   PATRICIA LASCUT   CHEYANNE MARIE LASH   KORBIN LANE LASH   GREGORY LASHELLE   BRADY LASKOWSKI   AMBER NICOLE LASLEY   BRITTANY CELESTE LASLEY   DENNIS JAMES LASLEY   JOSEPH WILLIAM LASSER   ANDRE LASSITER   TYLER BRIAN LASSITER
SAMUEL LAST   TYLER L LAST   GRAZIANO LASTELLA   RANDY LYNN LASTER   ROUSNING DAVID LASTRA PANDARES SR   ALEXANDRA MAXINE MAE LASWELL   THOMAS ALLAN LASWELL   TIFFANY J LASWELL   ADRIAN LATCHMAN   BRITTANY LEE LATHAM   JOANNA LEE HEDRICK LATHAM   SARAH J LATHAM
WALTER SCOTT LATHAM   SHANE MICHAEL LATHEY   ANDREW K LATHROM   JEFFREY D LATHROM   MICHAEL A LATIOLAIS   COREY LATSHA   TYLER LATTA   CONNOR LATTERELL   JOSHUA A LATTERELL   KEITH MICHAEL LAUDANO   AMY L LAUER   BRANDON SCOTT LAUER   MARIA GUADALUPE LAUER RICO
MICHAEL LAUFILI   KENNA LAUGER   ANTHONY JAMES LAUGHLIN   CHRIS L LAUGHLIN   LEO LEMUEL LAUGHLIN III   SHAWN LAUMOLI   JAIME LAUREANO RODRIGUEZ   BENJAMIN RAYMOD LAURENT   ALEC TANNER LAURENTI   SCOTT LAURENTI   SKYLER JASON LAURENTI   SYDNEY ELIZABETH LAURENTI
DAVID EUGENE LAURITSON   MORGAN M LAUTERBACH   PATRICIA LAUTERBACH   SASAE LAUVAO   GREGORY A LAUX   DIMETRIE LANE LAUY   JOSEPH A LAUZON   MICHELLE LAUZON   CLAUDE LAVALLEE   DAMIAN LAVALLEE   FLOYD W LAVALLEE   SEAN KENNY LAVALLEE   TODD M LAVALLEY
BENJAMIN PAUL LAVERGNE   NATHAN LAVIGNE   AVERY MORTON LAVOIE   DREW EDWARD LAVOIE   ANDREW TYLER LAW   CHRISTOPHER M LAW   MICHAEL LAW   CHARLES R LAWHON   HERMAN ONEIL LAWHON III   MICHAEL T LAWHON   SETH JACOB LAWHON   SHAWN LAWHUN   TANNER DEAN LAWING
GEORGE LAWLER   TESSA MARIE LAWLER   JEREMY LIVINGSTON LAWLESS   JOSEPH C LAWLESS   JUSTIN EDWARD LAWLESS   TIMOTHY WADE LAWLESS   MEGAN BROOKE LAWN   ANDREW NATHAN LAWRENCE   ANTOINE LAWRENCE   BRAD A LAWRENCE   BRADY T LAWRENCE   CHARLES D LAWRENCE
DEVAN A LAWRENCE   ETHAN ERIC LAWRENCE   HAYDEN JAMES LAWRENCE   JAMES TYLER LAWRENCE   JARON O LAWRENCE   JENNALEE LAWRENCE   LOGAN CHRISTOPHER LAWRENCE   MATTHEW JAMES LAWRENCE   QUENTIN A LAWRENCE   ROBERT E LAWRENCE JR   SANDRA LYNN LAWRENCE
STEVEN BRUCE LAWRENCE   STEVEN COLBY LAWRENCE   ZACHARY RAY LAWRENCE   DREW BERNARD LAWS   JUSTIN GABE LAWSHE   JUSTIN LAWSHE   KERI MAKENZLY LAWSHE   SHANE EARL LAWSHE II   BILLY WAYNE LAWSON   CHRISTOPHER LAWSON   DANNY RENE LAWSON JR   DUSTIN SCOTT LAWSON
ELIZABETH RENEE LAWSON   GARRETT MICHAEL LAWSON   HUNTER LAWSON   JAMES BRANDON LAWSON   JEREMY M LAWSON   JESSICA J LAWSON   MICHAEL BRYCE LAWSON   MICHAEL L LAWSON   NATALIE LAWSON   NICHOLAS JEFFREY LAWSON   SARAH ELIZABETH LAWSON   SCOTT J LAWSON
TREVOR CHANCE LAWSON   TYLER LAWSON   GRIFFON AVERY LAWSON-FULLER   ROBERT ANTHONY LAWYER JR   JORDAN S LAX   ANDREW A LAXTON   STEPHEN D LAXTON   JACKSON LAY   JOHN P LAY JR   PAUL EUGENE LAY   JOHN ADDISON LAYCOCK   JOSEPH LAYCOCK   DOUGLAS SPENCER LAYCOX
JOHN MICHAEL LAYDEN   SUSHANT LAYGUDE   ALICE EMILY LAYHEW   MEGAN MICHELLE LAYNE   BRITTANY HOPE LAYTON   PEDRO ENRIQUE LAZALA   CAMERON DEVILLE LAZARE   DALE LAZNIK   BINH TYLER LE   HAI LE   JOHN N LE   PAUL LE   QUANG LE   SHERRIE LE GALL   JEFFREY LEA   JUSTIN MICHAEL LEA
TYSON LEA   CASSANDRA LEACH   DYLAN ALEXANDER LEACH   JACOB A LEACH   STEVE LUKE LEACH   TIMMY RANDALL LEACH   TIMOTHY JAMES LEACH   ADAM J LEADER   ALLEE RENEE LEADY   EMMA JAMESEN LEADY   LAWRENCE LEADY   DEWAYNE ALEXANDER LEAKE   ANGEL LEAL   ERIC MICHAEL LEAL
JOSE G LEAL   MATTHEW RUI LEAL   MARTIN LEAL GARCIA   ARNOLDO LEAL QUINTANILLA   BLAKE RYAN LEAMON   NOAH JEFFREY LEARN   ANDREW MARK LEARY   CHRIS LEARY   MICHAEL C LEARY   ROBERT W LEARY   BRYAN THOMAS LEATHERMAN   TAYLOR LEATHERS   DEREK W LEATHERWOOD
MITCHELL LEAVELLE   BRADLEY S LEAVITT   TORRICE LEAVY   JAMES LEBISZCZAK   ALLAN LEBLANC   CHAD M LEBLANC   DAVID LEBLANC   LUKE LEBLANC   MARIO LEBLANC   PIERRE LEBLANC   SETH THOMAS LEBLANC   ROBERT T LEBO JR   SEAN LEBO   DEMETRICK JOSEPH LEBOEUF JR   DEREK LEBON
NICHOLAS JAMES LEBRAN   EMILE LEBRETON   FREDERICK LEBRETON   MAXIME LEBRETON   WILLIAM R LECH   JACOB LECHENETTE   DAVID ANDREW LECHER   BUNYONG LECK   AARON R LECOMPTE   BRANDON ONEAL LEDBETTER   CAROL A LEDBETTER   JEREMY ALAN LEDBETTER   KELLY BLAINE LEDBETTER
KEVIN S LEDBETTER   RICKEY JOE LEDBETTER   ZARRED J LEDBETTER   DAVID LEDESMA   GIOVANNI LEDESMA   NICK GONZALES LEDESMA II   ANDY LEDEZMA JR   SALVADOR G LEDEZMA   DONALD LEDFORD   NATHAN THOMAS LEDFORD   NICHOLAS CHARLES LEDING   JOSEPH DANIEL LEDUC
RHETT WILLIAM LEDUC   KIMBERLY LEDWELL   ANDER S LEE   ANDREW KINION LEE   ANTHONY LEE   ANTONIO LEE   ASHLEY B LEE   BRADEN THOMAS LEE   CADE T LEE   CHARITY LEE LEE   CHRISTIAN HARAM LEE   CHRISTOPHER D LEE   COLLIN LEWIS LEE   DANNY LEE   DAVID LEE   DESTIN JEROME LEE
DOMINIQUE P LEE   ERNIE LEE   GLENN DERRICK LEE JR   HEATHER NICOLE LEE   HSIEN JIM LEE   HUNTER BRYAN LEE   JACE LEE   JACOB TIMOTHY LEE   JACQUELINE PENNY LEE   JAMES H LEE JR   JAMES RICHARD LEE   JAMES RYAN LEE   JARED MICHAEL LEE   JASON A LEE   JASON ANDREW LEE   JASON R LEE
JAYDEN WALKER LEE   JEFFREY L LEE   JONATHAN J LEE   JOSHUA CODY LEE   JOSHUA TYLER LEE   JUNG MIN LEE   JUSTIN M LEE   KOREN DANE LEE   KRISTOPHUR LEE   LARRY JASON LEE   LEE THOMAS LEE   LIONEL LEE   LOGAN TANNER LEE   MARCUS JAMAL LEE   MATTHEW D LEE   MATTHEW HEATH LEE
MELVIN L LEE JR   MICHAEL J LEE SR   MICHAEL LEE   MUAJCHEE LEE   NAQWUN KEVION LEE   PETERSON LEE   RANDY C LEE   RICHARD LEE   RICKY JOSEPH LEE   ROBERT B LEE   ROBERT E LEE   ROCKY NA LEE   RONNIE E LEE   SAMUEL CADE LEE   SHANE M LEE   SORLAY LEE   STEPHEN ANTHONY LEE
TANNER SPENCER LEE   TANYA NICOLE LEE   TED HARRISON LEE   TREY ASHTON LEE   TROY A LEE   TYLER LEE   WILLIAM LEE   YOUNGHAN LEE   JASON LEECH   MATT D LEECH   DAVID LEE LEEK   TRAVIS W LEEK   DAKOTA GORDON LEEPER   GAVIN RYAN LEEPER   SHANE LEEPER   CHRIS LEET   DAVID P LEET
JASON ORUSTUS LEFEVER   TIMOTHY CALVIN LEFEVER   DOMINIC LEFTWICH   BRIAN ANTHONY LEGARTH   DEREK LEGAULT   JOY CALIGAN LEGAULT-BEEDIE   DEVIN T LEGER   GEBREHIWOT LEGESE   JASON ROWE LEGG   TYLER KARSTON LEGG   BAILEY VANN LEGGETT   BRAD DARIN LEGGETT
BRIAN A LEGNARD   GAVIN GRANT LEGNER   ZACH THOMAS LEGNER   JAMES A LEGRAND   CHARLES A LEGROS   DEVIN ANTHONY LEHMAN   JOHN P LEHMAN   JUSTIN LEHMAN   LINDSAY BACHNER LEHMAN   TODD LEHMAN   JONATHAN LEHOUX   MAX J LEHRMAN   WAYNE R LEHRMAN   CHAD LEIDER
MATTHEW CHARLES LEIDER   CHRISTOPHER A LEIGH   RODNEY LEIGH   LARRY A LEIGHTLEY   ANTHONY J LEILUA   CHRISTINA J LEILUA   RITA A LEILUA   MATTHEW ALLEN LEINEN   TAYLOUR LYNN LEIS   BETTY J LEISE   WILL F LEISEY   KATHERINE LEISKE   JEFFERY J LEISTER   STANLEY WARREN LEITER
RYAN ANTHONY LEITING   STEVEN RAY LEJEUNE   JUSTIN CONNOR LEJSEK   TODD LEKEY   ANDREW JOSHUA LEMAN   JOSHUA L LEMAN   JACOB LEMBERGER   MELANIE F LEMBO   JUSTIN G LEMIEUX   LORETTA LEMKY   FILMON LEMLEM   ROBERT M LEMMING   BROOKE LEMMONS   CHRISTOPHER KODY LEMOND
DARREN KYLE LEMONS   ETHAN HUNTER LEMONS   JEFFREY L LEMONS   MACAULEY LYNN LEMONS   TIMOTHY S LEMONS   CHRISTIAN LEMUS   JACLYN ANN LEMUS   NESTOR LEMUS JR   JOSE ENRIQUE LEMUS-SIERRA   MARCUS DEWAYNE LENARD   ADAM RYAN LENERTZ   STEVEN D LENNARTZ
STEPHEN D LENOIR   HEATHER LENOX   THEUNIS J LENSLEY   AARON S LENTZ   SANDRA M LENTZ   SARAH IRENE LENTZ   JAMES CLARK LENZ   TALALELEI IOSE LEOMITI   HENRY MICHAEL LEON   JAIME LEON   JOEL LEON BAY   ERNESTO ANTONIO LEON CASTRO   JAIME NOEL LEON CUEVAS
HEDREL LEON FUENTES   FRANCISCO LEON VELASQUEZ   CHAD M LEONARD   CHADWICK LEONARD   CHRIS LEONARD   CORBIN LEONARD   DANIEL Z LEONARD   ETHAN ROBERT LEONARD   JOHNNY L LEONARD   JONATHAN A LEONARD   JORDYN RASHAD LEONARD   JOSEPH F LEONARD
MICHAEL ZACHARY LEONARD   ROBERT JOHN LEONARD   STACEY RASHAD LEONARD   TIMOTHY CHARLES LEONARD   JOSEF KOLE LEONARDSON   DOMINIC ABRAMO LEONE   LOGAN ELLIOTT LEPARD   TIMOTHY LEPIEN   CHRISTOPHER LEPOER   CADEN JOHN LEPPELMEIER   JENNIFER THUONG LEPRETRE
RANDY JASON LEPRETRE JR   TRAVIS SCOTT LERGNER   BRYAN A LERMA   RILEY LEROUX   LISA ANN LEROY   MATTHEW LESAICHERRE   CHRISTOPHER JURRELL LESANE   CAITLYN CANDIS LESAR   AUSTIN JON LESCALLETT   BLAKE WINDHAM LESESNE   JESSE LESKO   HANK W LESLEY   JOSHUA RAYMOND LESLIE
SHANE LESLIE   TIMOTHY H LESLIE   MICHAEL PAUL LESSA   JOEY LESSARD   MARCO LESSARD   DENNIS JAMES LESSIG   ADAM DARRELL LESTER   BRUCE D LESTER   CAMERON S LESTER   DOUGLAS L LESTER   SETH WALTER LESTER   JESSECA LYNNE LESUER   MELIDA MARIA LESURE   JOSEPH LETEMPLIER
DANIEL PARKER LETHAM   STEPHEN LAWRENCE LETKOWSKI JR   JERRI LYNN LETT   ROBBY P LETT   NICOLE A LEUNG   ETIENNE LEVASSEUR   BRYAN A LEVELL   RYAN L LEVENCHUCK   GABRIEL LEVERING   APRIL LEVERS   HENRY J LEVESQUE   LUC LEVESQUE   ANDREA LEVI   JOSHUA E LEVI   STACY L LEVI
VINCENT J LEVI   JACOB DANIEL LEVIN   JOSHUA BRETT LEVINE   JORDAN TIMOTHY LEVINE-SMITH   KURT LEVINS   VLADIMIR J LEVIS   SAVION AUSTIN LEVRETS   JARED TYNAN LEVY   JON S LEVY   PAUL LEWBERG   DARIAN ALLEN LEWELLEN   KODY RAY LEWELLEN   CHAD D LEWELLYN
CHRISTOPHER LYN LEWELLYNG   ADAM JAMES LEWIS   ADAM N LEWIS   ALAN J LEWIS   AMBER LEWIS   ASHLEY BLAIRE LEWIS   AUSTIN T LEWIS   BARSEAN LEWIS   BARTLEY DALE LEWIS   BILLY RAY LEWIS   BOBBI J LEWIS   BRAD E LEWIS   BRYAN LEWIS   BUFORD DALE LEWIS   CAMERON JAMES BENTON LEWIS
CARL T LEWIS   CAUSTA D LEWIS   CHARLES STEVIE LEWIS III   CHARLES LEWIS   CHARLIE W LEWIS   CHRISTOPHER R LEWIS   CHRISTY J LEWIS   COREY RYAN LEWIS   DAKOTA SHANE LEWIS   DAMIAN ALLEN GAGE LEWIS   DANNIEL WADE LEWIS   DARREN ALLEN LEWIS   DAVID A LEWIS   DAVID R LEWIS JR
DEREK LEWIS   EDWARD JEROME LEWIS   ERNEST GAINES LEWIS II   GARRETT LEWIS   HENRY CORDELL LEWIS   ISAAC W LEWIS   JACOB WILLIAM LEWIS   JAMES E LEWIS   JOEL ISAAC LEWIS   JOHN GEORGE LEWIS JR   JOHN R LEWIS   JORDAN LEWIS   JOSEPH WEST LEWIS V   JOSHUA A LEWIS
JOSHUA CALEB LEWIS   JULIE G LEWIS   JUSTIN CHARLES LEWIS   JUSTIN MALIEK LEWIS   KAMAR LAUNTEZ LEWIS   KATELYN MARIE LEWIS   KENT LEWIS   LARRY D LEWIS   MADELINE LEWIS   MADYSON LESHEA LEWIS   MICHAEL D LEWIS   MICHAEL J LEWIS   MICHAEL R LEWIS   MICHAEL W LEWIS
NATHANIAL R LEWIS   PAUL A LEWIS   PAYTON MAVERICK LEWIS   RICKY A LEWIS   ROBERT L LEWIS   ROGER LANCE LEWIS   SAMANTHA JEAN LEWIS   SHANE A LEWIS   SHAWN A LEWIS   SHERRY LYNN LEWIS   STEPHEN R LEWIS   STEVEN LEWIS   TADERIAN CARLOS LEWIS   TANZANIA LEWIS
TRAVIS NATHANIEL LEWIS   TRAVIS LEWIS   TREVOR ANDREW LEWIS   WILLIAM RAY LEWIS   ZACHERY LEWIS   TRISTAN JAMES LEWIS - HUGGINS   PAULA LEYTON   CORAIMA LEYVA   JAMES LEYVA   YOEL LEYVA ROJAS   KELLY K LEZCANO   JORDAN LHOMMEDIEU   ERIC LI   JACK LI   QIU JIN LI   PING LIANG
QIMEI LIAO   MICHAEL LIBBEY   AUSTIN SAGE LIBERTY   SANDRA MARGARITA LICEA   JORDAN LEE LICHLYTER   CHRIS LICKERS   LOGAN LICKERS   DAVID LICOT   SMITH J LIDDELL   JOSHUA T LIDDLE   BRANDON LIEBER   CHAD MICHAEL LIEBES   LAURA LIEBL   JASON A LIEGL   HEATH A LIENEMANN
TEIGAN LIES   HEATHER A LIEUNGH   JACOB D LIEVANOS   LEISSA LUCERO LIEVANOS   SAMUEL HAWKINS LIGHT   SCOTT P LIGHT   TYLER PAUL LIGHT   ISAAC HUNTER LIGHTFOOT   DREW ZACHARY LIGHTLE   GARY LIGHTNER   STEVEN K LIGHTSEY   BROCK MICHAEL LIKENS   TIMOTHY S LIKENS
TROY SCOTT LIKENS   D MICHELLE LIKINS   FRANCISCO LILE   FRANK B LILE   GENNA MARIE LILE   ANTHONY JAY LILES   BRIDGET RENEE LILIENSIEK   DARRYL L LILIENTHAL   ISAIAH LILJE   ERIC ANTHONY LILLARD   WILLIAM GAGE LILLICH   GEORGE DAREN LILLIS   JAMES LILLY   MARVIN P LILLY
NAKEI LADIONNE LILLY   PATRICK W LILLY   TRAWICK D LILLY   RAE L LIMERICK   JOSHUA DAVID LIMES   JAIME LIMON RAMIREZ   DAVID SHOJI LIN   TRISTAN LINARDIS   DANIEL LINARES   ROBERO SERJIO LINARES   ANDREW ROBERT LINCOLN   CALVIN DANIEL LINCOLN   FREEMAN L LINCOLN JR
SHANNON MARIE LINCOLN   SHIRLEY A LIND   VICTORIA LIND   CARL R LINDAHL   CHRISTOPHER C LINDAHL   DAVID C LINDAHL   BRIDGER LEE LINDAUER   BROC JAMES LINDAUER   LEIF R LINDBERGH   MICHAEL ALAN LINDBLOM   CLIFFORD COULTON LINDEMAN   EVAN S LINDEMAN   MICHAEL H LINDENMUTH
DAVID RONALD LINDER   DREW LINDER   ANTHONY D LINDERMAN   GARY PATRICK LINDERMAN   ROBERT D LINDERMAN   TYLER RYAN LINDERWELL   DUSTY D LINDLEY   FREDERICK W LINDNER   GLENN MICHAEL LINDOW   ERYCK D LINDQUIST   ASHTON A LINDSAY   ROBERT W LINDSAY   SAMANTHA JO LINDSAY
TATE CHARLES LINDSAY   THERON GLEN LINDSAY   BRADLEY KURT LINDSEY   GREGORY LINDSEY   JASON LINDSEY   JEREMY JOEY LINDSEY   JESSE CARLIN LINDSEY   JIMMIE JOSEPH DRAKE LINDSEY   KAYLUB T LINDSEY   KRIS M LINDSEY   MICHAEL LINDSEY   RICKY T LINDSEY   ROB LINDSEY
SAMUEL ELISHA LINDSEY   CASPER J LINDSTROM   CHRISTOPHER LINDSTROM   HARLEY DAVIDSON LINDSTROM   JASON A LINDSTROM   MELISSA SUE LINDSTROM   NED E LINDSTROM III   RYAN ALEXANDER LINDSTROM   LEE ALLEN LINEBERRY   MUGUNTHAN LINGAMOORTHY   SRIDHARAN LINGAPPAN
DANIEL LINGENFELTER   MARK D LINGENFELTER   GEORGE LINGO   ALEXANDRE LINHARES   NIKKOL LEE LINK   GARRETT LEE LINKER   JESSE MATTHEW LINKER   ISAAC M LINN   KEVIN ELLIOTT LINN   JOAO JUNIO PEREIRA LINO   ALEX SCOTT LINTON   GAGE WILLIAM LINTON   JOHN LINTON   JONATHAN LINTON
TROY GORDON LINTON   WAYLON SCOTT LINTON   KAGEN LINVILLE   HANNAH ALYSSA LINZAY   BRIAN E LINZIE   DIANE C LIONTS   MATTHEW GLENN LIPHAM   BENJAMIN PATRICK LIPIEC   GABRIEL HENRIQUE LIPINSKI   JOSEPH R LIPP   MICHAEL R LIPP   CHRISTOPHER D LIPPMAN   COREY S LIPPS
JASON ONEAL LIPSCOMB   STANLEY R LIPUT   MARIA GUADALUPE LIRA   STEVEN A LIRA   JERMEL SHARMAINE LISBON   MARCY LISH   SHAWN LISINSKI   JOHN AMASA LISONBEE III   DANIELL EDWARD LISTON   MARTIN W LISTON   TRAEVIN LISTON   CHRISTOPHER LISZAK   KEVIN LITALIEN
KATIE DAWN LITCHFIELD   NOAH HUNTER LITCHFIELD   KEVIN W LITER   RYAN K LITER   CRUZ LITKE   JARED DANIEL LITTELL   PHILLIP A LITTELL II   MATTHEW C LITTERAL   CALLIE D LITTLE   CAMERON ISAAC LITTLE   CARLA W LITTLE   CASEY S LITTLE   COURTNEY R LITTLE   DAKOTA BLAKE LITTLE
DUSTIN AHKEEM ALHAKWON LITTLE   GEORGE ROSCOE LITTLE IV   JOSHUA C LITTLE   JOSHUA S LITTLE   LARHONE JAVELL LITTLE   LUKE EDWARD LITTLE   PARKER TRAVIS LITTLE   PATRICK LITTLE   STEPHANIE DAWN LITTLE   TIMOTHY LITTLE   TROY JASON LITTLE   THOMAS C LITTLEFIELD
JAMES ADAM LITTLEPAGE   CHRISTINA CAMPO LITTLER   DEQUINTON JEMETRI LITTLETON   HELEN D LITTLETON   JOHN CHRISTOPHER LITTLETON   SAMUEL WYATT LITTLETON   KRISTI S LITTRELL   DANYL W LITUMBE JR   DYLAN MICHAEL LITZENBERG   SHANE S LITZENBERG   CANDY MICHELLE LIVELY
COLTON RANDALL LIVELY   DENNIS KEITH LIVELY JR   PHILIP L LIVESAY   ALEXUS DREW LIVINGSTON   ASHLEY ANN LIVINGSTON   CAMERON LEE LIVINGSTON   CONNER ROJ LIVINGSTON   JAMES B LIVINGSTON   REID RADFORD LIVINGSTON   RHONDA GAYE LIVINGSTON   SHARON LIVINGSTON   ABEL LIWANAG
GUSTAVO LLAMAS   MARCOS WADE LLAMAS   ANGEL LUIS LLANERA VAZQUEZ   BRADLEY SCOTT LLANO   SAMUEL LLANOS   ORLANDO LLAVORE   MICHAEL LLEWELLYN   SHANE L LLEWELLYN   SHAWN E LLEWELLYN   ANDREW JAMES LLOYD   CHRISTOPHER QUENTIN LLOYD   CODY LLOYD
ELISABETH ANN LLOYD   GORDON K LLOYD   JACOB WADE LLOYD   JACOB WILLIAM LLOYD   JAMES BRANDON LLOYD   JASON EDMOND LLOYD   JEFFREY MARTIN LLOYD   KAITLIN BROOKE LLOYD   KRISTINA LLOYD   MICHAEL LLOYD   MITCHELL LLOYD   PATRICK W LLOYD   TONIA L LLOYD   KANFAY LO
WINGHONG LO   TRAVIS GLENN LOADHOLT   ERWIN LOAIZA   CALEB LOAYZA   JACOB LEE LOBE   ERIC LOBO   REILLY LOCASCIO   PATRICK LOCK   CHRISTOPHER N LOCKE   SAJADAH NYREE LOCKETT   WILLIAM E LOCKETT JR   AARON LOCKHART   JACK LOCKHART   JEFFREY A LOCKHART   MICHAEL LOCKHART
REGINALD EUGENE LOCKHART   BRIAN LOCKLEAR   CALVIN LOCKLEAR JR   MARSHALL W LOCKLEAR JR   HOLDEN THOMAS LOCKLIEAR   AMBER RENEE LOCKNEY   TERRY L LOCKSHIRE   CONNOR LOCKWOOD   RICHARD FRANCIS LODATO   JACOB CHARLES LODGE   DAVIS M LOEN   MARTIN LOERA-NAVARRO
BRIAN LOESING   JESSE D LOEW   GINA MARIE LOFLAND   DEENA RENAE LOFTIES   TARA LOFTIN   KELLY LOFTIS   SPENCER JAMES LOFTIS   BRENT LOFTON   CHARLIE EDWARD LOFTON   CHAD K LOGAN   DEREK DONAVON LOGAN   DWIGHT LOGAN II   IAN COLE LOGAN   KENZIE G LOGAN   PARKER SCOTT LOGAN
RICHARD PAUL LOGAN   TANNER J LOGAN   DAKOTA SKYLER LOGGAINS   ROY DOUGLAS LOGGINS JR   BRANDON LEE LOGSDON   DWAYNE LOGSDON   ERIC M LOGSDON   ANDREW LOGUE   ANGELA MARIE LOGUE   CHRISTOPHER DWAYNE LOGUE   MAN YI NA LOH   JAKE LOJEK   RACHEL ELLEN LOMAN
CHRISTIAN JOHN LOMAS   DEVIN LOMAX   JAMES LOMAX   JOHN C LOMAX III   TYRONE DEMONE LOMAX   COLE PERRY LOMBARDI   ALINA MAE LONABARGER   JACK WALLACE LONAKER   AVERY ELIZABETH ROSS LONDO   HUNTER CHASE LONDON   HUNTER STEVEN LONDON   LUCAS CORDELL LONDON
NAVIN KUMAR LONDON DURAI   MONICA MARIA LONDONO VILLALOBOS   ADAM LONG   ALEXANDRA NICOLE RAMONA LONG   AUSTIN MICHELE LONG   BROCK AUSTIN LONG   BRYAN L LONG   COLBY NICHOLAS LONG   DALTON LONG   DONALD W LONG   HOLLIE C LONG   JARRETT D LONG   JOSHUA SCOTT LONG
KIMBERLY LAMBETH LONG   MARC A LONG   MICHAEL A LONG   PEYTON ROBERT LONG   STEPHEN LONG   THEOREN LONG   TRAVIS CARROLL LONG   WILLIAM EARL LONG   RICHARD SCOTT LONGLEY   JOHN MATT LONGMAN   BRANDON SCOTT LONGWELL   ALICIA FLORENCE LONSINGER
ALEXANDER R LOOKATCH   JESSE DOLTON LOOMIS   LAUREN ELIZABETH LOONEY   TYLER A LOONEY   ZACKARY ALLAN-DAVID LOONEY   ALEXANDER LOOSEMORE   ANDREW LOOSEMORE   ZAK Z LOOSLE   BRANDON LOPES   ABEL LOPEZ   ABRAHAM LOPEZ   ADAN LOPEZ   ADRIAN LOPEZ   AFIAS LOPEZ
ALEJANDRO LOPEZ   ALEXANDER M LOPEZ   ALEXIS LOPEZ   ALFREDO LOPEZ   ANTHONY CARLOS LOPEZ   ARIEL LYN LOPEZ   CARLOS LOPEZ   CHRISTIAN OMAR LOPEZ   CHRISTINA D LOPEZ   CHRISTOPHER B LOPEZ   CHRISTOPHER JOHN LOPEZ   DANIEL LOPEZ   DANNY J LOPEZ   DAVID LOPEZ
DENNIS FERNANDO LOPEZ   EDGAR IVAN LOPEZ   ELVIS LOPEZ   ERIC J LOPEZ   ERICK IVAN LOPEZ   ERNIE LOPEZ   ESPERANZA M LOPEZ   EZECKIEL TORRES LOPEZ   FRANCISCO A LOPEZ   FRANCISCO JAVIER LOPEZ   FRANK LOPEZ   GASPAR LOPEZ   GEORGE PASQULE LOPEZ   GILBERTO LOPEZ
HORACIO LOPEZ   JASON LOPEZ   JAVIER LAZARO LOPEZ   JEFFERSON VLADIMIR LOPEZ   JESUS ALONSO LOPEZ   JORGE LOPEZ   JOSE MAURICIO LOPEZ   JOSE ROBERTO LOPEZ   JOSE LOPEZ   JOSE LOPEZ   JOSHUA LOPEZ   JUAN CARLOS LOPEZ   JUAN M LOPEZ   JUAN R LOPEZ   JUAN ANDRES LOPEZ
LUIS ORLANDO LOPEZ   LUIS LOPEZ   MAIKEL LOPEZ   OSCAR F LOPEZ   PHILLIP L LOPEZ   RAUL LOPEZ   REESE PATRICK LOPEZ   REYNALD PAOLO D LOPEZ   RICARDO LANCE LOPEZ   ROBERT LOPEZ   ROBERTO LOPEZ   ROSA ISELA LOPEZ   SAMUEL RICHARD LOPEZ   SERGIO LOPEZ   SIMON RAY LOPEZ
TARA ANN LOPEZ   THOMAS LOPEZ   WILBERT LOPEZ   CONSTANTINO LOPEZ CAZARES   DIEGO LOPEZ DIAZ   REGINO LOPEZ GASPAR   HECTOR LOPEZ GONZALEZ   MARIO LOPEZ GONZALEZ   JONATHAN E LOPEZ GUTIERREZ   HARRYS JERIER LOPEZ HERNANDEZ   CONRADO ALFONSO LOPEZ MARTINEZ
FRANCISCO RICARDO LOPEZ MATA   JOSE LOPEZ MORALES SR   GERARDO RAMON LOPEZ NAVA   XAYMARA L LOPEZ ORTA   DIEGO MARTIN LOPEZ RAMOS   FERNANDO MANOLO LOPEZ ROBLERO   JOSE LOPEZ ROMAN   ANGEL ALDAIR LOPEZ RUIZ   IVAN GERARDO LOPEZ SANCHEZ
JUAN ALFREDO LOPEZ SANCHEZ   JUAN JOSE LOPEZ VASQUEZ   BERENICE LOPEZ-GARCIA   ESTEBAN ANGEL LOPEZ-GARZA   RAUL LOPEZ-LOPEZ   ISAI LOPEZ-LUNA   SERGIO LOPEZ-MATIAS   ALEJANDRA LOPEZ-MIRANDA   RAUL LOPEZ-SEGURA   MENG KAYSY LOR   DOUGLAS M LORAINE   LUCAS PAUL LORANCE
RYAN MARTIN LORD   ROBIN RENEE LORENO   RICHARD D LORENTZ   SCOTT LORENZO   ZENAIDA LORENZO   DONALD WILLIAM LORING II   BRENDA LEANN LOSER   CASEY A LOSINIECKI   MELISSA LOSINIECKI   CARLOS LOSTANAW LAVIN   SCOTT LOTHAMER   TODD LOTHAMER   DERRAL EUGENE LOTT SR
JENNIFER ANN LOTT   MALLORY LOTT   TERRY CALEB COLUMBUS LOTT   DYLAN MAURICE LOTTIER   MARCOS EDWARD MAUR LOTTIER   STEVEN LOTZ   LOGAN DAKOTA LOUALLEN   NICHOLAS PERRY LOUALLEN   CALEB PAUL LOUDIN   MICAH A LOUDIN   CAMERON ALLEN LOUGHARY   NOLAN LOUGHRAN
ROBERT LOUIS   SCOTT EDWARD LOUIS   IMMANUVEL LOURDUSAMY   CHARLES ALTON LOVE   CLARENCE DEANDRE LOVE   DAVID ROBERT LOVE   ED LOVE   JACOB LOVE   JOSHUA MALIK LOVE   KANISHA SHONTE LOVE   KEVIN JEROME LOVE   LOSO LOVE   MICHAEL JARED LOVE   STEPHANIE K LOVE
ANNA C LOVELACE   RICHARD G LOVELACE SR   BAILEY CURREN LOVELADY   ROBERT LOVELADY   KANYON LOVELAND   KURTIS J LOVELAND   ROCKY LOVELAND   JOSHUA DILLON LOVELESS   ANTHONY M LOVELL   MARTY R LOVELL   STEPHEN RAY LOVELL   BRAD D LOVELLETTE   GARY LOVERIDGE
BRADEN ALEXANDER LOVINGOOD   MARTIN ALEXANDER LOVINGOOD   GREG LOVINS   RANDALL KEITH LOVINS   ANDREW S LOVRE   JOSEPH LOUIS LOVVORN III   COLBY JUSTIN LOW   KENNETH L LOWANSE   JARED TODD LOWDEN   LANDON LOWDER   BRANDON ALLEN LOWE   CASEY ALEXANDER LOWE
CHARLES B LOWE   DALE LOWE   JACOB CHARLES LOWE   JAMES E LOWE III   JAMES E LOWE   JORDAN K LOWE   JOSHUA WAYNE LOWE   KENDRA NICOLE LOWE   LESLEY A LOWE   MARK TYLER LOWE   RACHEL LOWE   THEODORE JOSEPH LOWE   TIMMOTHY SHAWN LOWE   WILLIAM SETH LOWE
DANIEL SCOTT LOWELL   JON MICHAEL LOWELL   LAUREN MARIE LOWELL   ALAN RAY LOWERY   AMANDA YVETT PEARSON LOWERY   BOBBY RAY LOWERY   BRIAN CRAIGE LOWERY   CHRISTOPHER PAUL LOWERY   CLAYTON EDWARD LOWERY   KENNETH D LOWERY   MICHAEL LEE LOWERY
SETH MICHAEL LOWERY   TARA M LOWERY   TRENTON DEWANE LOWERY   TWAN LOWERY   JACOB LOWMAN   JAMES LOWMAN   RICK C LOWMAN   TYLER ANTHONY LOWMAN   CHARLES ALLEN LOWREY   CURTIS B LOWRY   JOHN M LOWRY   ZACHARY S LOWRY   ANTHONY DYLAN LOWRY-TOMLIN
MICHAEL LOY   ANDREW LOZA   ROBERT M LOZA   EVER YORVANY LOZADA   JOSEPH B LOZADA   BRYAN MICHAEL LOZANO   LOUIS LOZANO   VICTOR HUGO LOZANO   LUIS LIZANDRO LOZANO GIRON   GERARDO ALFREDO LOZANO MOLINA SR   BRANDON C LOZIER   CURTLEY RYAN LOZIER   EVAN HAN-FANE LU
PEONY LUANGKET   RICHARD E LUBBEHUSEN   ANDREW MICHAEL LUCAS   CHAD MICHAEL LUCAS   CHARLES MICHAEL LUCAS   COREY LUCAS   COURTNEY GRACE LUCAS   DANGELO LEROI LUCAS   ISIAH WESLIE LUCAS   JACOB DANIEL LUCAS   MEAGHAN ELIZABETH LUCAS   NATHANIEL LUCAS
RONALD G LUCAS JR   SHAD C LUCAS   SHANE M LUCAS   STEVEN LUCAS   THOMAS ALLEN LUCAS   TYLER J LUCAS   GIOVANNI LUCCA   ANTONIO FRANCO LUCCO   COLTON LUCE   DANNY W LUCE   HUNTER LUCE   MICHAEL LUCE   ADRIANO NIKOLI LUCERO   FRANCISCO JOSE LUCERO   NELSON LUIS LUCINDO
ALEXIS PAIGE LUCIUS   EDMUND C LUCKENBACH   REBECCA BLACKBURN LUCKETT   RACHEL ANN HODGE LUCKEY   MARK WILLIAM LUCY   DAVID BENJAMIN LUDLUM   ADAM KAYIN LUDWIG   DERRYK LUDWIG   DONALD T LUDWIG   DONALD A LUEBBEN JR   KRISTY M LUEBBEN   NATHAN LUEDTKE
BRANDON LUELLEN SR   SCOTT LUENEBURG   JOSEPH R LUEVANOS   HEIDY LUGO GONZALEZ   OMAR JOSE LUGO MONTERO   JAIRO R LUGO MORALES   JOSEPH R LUJAN   LEOBARDO LUJAN   TAYLOR RAY LUJAN   SCOTT LUKAY   BRITTANY LASHAE LUKE   DARREN ERIC LUKEAS   JONATHAN CHASE LUKER
JOSHUA R LUKER   SEAN P LUKER   MALCOM LUKIS   NICOLAS L LUMBRERAZ   CARL L LUMMUS   ADOLFO LUNA   AILEEN LUNA   DAVID NA LUNA   EMANUEL NA LUNA   ESTEBAN LUNA JR   ESTEBAN LUNA III   FRANCISCO ALBERTO LUNA   JUAN ANTONIO LUNA   MARCO ANTONIO LUNA   OSWALDO LUNA
SERGIO ADRIAN LUNA   ANTONIO LUNA CRISOSTOMO   ESMERALDA LUNA GARCIA   WILLIAM LUNCEFORD   AMANDA K LUND   ANTHONY HALE LUND   BRANDON LUND   COLIN ERIC LUND   KYLE WILLIAM LUND   PHILLIP A LUND   TRAVIS C LUND   JOHAN LUNDBERG   DIRK RAYMOND LUNDGREN
ADAM WAYNE LUNDY   JAMEL B LUNDY   TONY LUNG   CHERYL KAY LUNING   ROBERT E LUNING   ALLAN LUNSFORD   COY L LUNSFORD   IAN LUNSFORD   JAMES RYAN LUNSFORD   MATTHEW MICHAEL LUNSFORD   TAMARA LEIGHANN LUNSFORD   BRETT M LUNZ   YIRU LUO   BRIAN D LUPO
KRISTINA GLASSNER LUPOLI   SAMUEL LUPTON   BOBBIE M LUSCHEN   GRANT ROBINSON LUSK   JAMES M LUSK   KEITH LUSK   LOIE LUSK   LEGACY L'LEDRAC LUSTER   MAKAYLA R LUSTIG   CHRISTOPHER LUTCKEN   STEVEN RAY LUTJEN   PATRICK JAMES LUTTMAN   ALYSHA K LUTTRELL   BRYCE D LUTTRELL
DASHAWN LUTTRELL   CHRISTOPHER A LUTZ   MEGHAN ALICIA LUTZ   TONG LY   JESSE LYALL   JAMES TROY LYDA   JAKE LYDDIATT   MICHAEL ALLEN LYELL   NORMAN LYELL   BRENT D LYKINS   NICHOLAS G LYKINS   RYAN ASHTON LYLE   SHERRY A LYLE   BLAKE A LYLES   JONATHAN COLE LYLES
NICHOLAS JOHNATHAN LYLES   NICHOLAS REED LYLES   AARON T LYNCH   AUSTIN JOSEPH LYNCH   BILLY J LYNCH   BRANDI J LYNCH   EVA K LYNCH   GEORGE W LYNCH   GEORGE WALTER LYNCH   GREG N LYNCH   JACOB DANIEL LYNCH   JAMES T LYNCH   JESSE R LYNCH   JOSHUA TILMAN LYNCH
JUSTIN CARTER LYNCH   KEVIN W LYNCH   KRISTOPHER MATTHEW LYNCH   KYLE WAYNE LYNCH   LANCE E LYNCH   PAUL V LYNCH   PIERCEN MOORE LYNCH   REGGIE L LYNCH   RYAN JAMES LYNCH   SARAH H LYNCH   TYLER MATTHEW LYNCH   WENDELL KEVIN LYNCH   CHRIS E LYND   PETER HARRISON LYND
MARK G LYNESS   BART E LYNN   ANDREW J LYON   BRAD J LYON   GRAYSON ASHTYN KENNDAL LYON   ANTHONY M LYONS   CHRISTOPHER MICHAEL LYONS   EAMON LYONS   FRANKLIN LYONS   KYLE J LYSITT   CHRISTOPHER LYSY   CHIDAMBARAM S M SUNDAR RAJ   WAYNE MA   AASA MAAFALA
ALEXIS NICOLE MAAG   RYAN T MAAS   KARENNA ELISE JUNMEI MAASER   JEREMY MABE   PHILLIP M MABREY   JEREMY WAYNE MABRY   KELVIN LEDON MABRY   KOLTON MICHAEL MABRY   MICHAEL JAMES MABRY   NEIL MACALINAO   KALYEX MACANGER   RICKEY J MACARI II   RYAN MACARTHUR
BRIAN MACAULAY   STEPHEN MACBETH   DAN A MACBRIDE   JASON DAVID MACCALLUM   DOUGLAS MACDONALD   GLENN MACDONALD   JEFFREY MACDONALD   ROBERT MACDONALD   STEVEN LYLE MACDONALD   TIFFANY MACDONALD   ZACHARY MACDONALD   RALPH MACDUFF   CODY AUSTIN MACE
MARIO ALIER MACEDO-SALAZAR   MICHAEL J MACFARLANE   BOBBY MACGILLIVRAY   JULIO CESAR MACHADO PRIETO   ROBERT ALLEN MACHOWSKI JR   RICARDO MACHUCA   JORGE ARTURO MACIAS   JOSE MANUEL MACIAS   MIGUEL GONZALES MACIAS   VICTORIA MACIAS   EDUARDO MACIAS ESPARZA
EDGAR ISAAC MACIAS SOLAIZA   THOMAS W MACIEJEWSKI   JAYMES MACIK   MARGOT I MACINNES   CHRISTOPHER MACINNIS   JAMES M MACINTOSH   ALEXANDRA DEAN MACK   DREW DELANIE MACK   ROBERT STEPHEN MACK   SAVANNAH MACK   TYSHAWN DEMAR MACK   GERMAINE LEE MACKALL
SELENA MACKAY   BRIAN JOSEPH MACKE JR   IAIN MACKENZIE   ALPHONSE CLAUDE MACKEY III   SEAN ANTHONY MACKEY   ROBERT MACKIE   MICHAEL CARR MACKINTOSH   ANDREW JOHN MACLAREN   JOHN MACLELLAN   KRISTINE CARYL MACLEOD   BENJAMIN MACLUCKIE   WILLIAM CHARLES MACLUCKIE
RUSSELL F MACMANNIS   DOUG MACMASTER   JUSTIN MACMILLAN   BRAD MACPHERSON   BRANDON MACPHERSON   BRIAN MACPHERSON   BENJAMIN MACY   CYNTHIA MADDEN   DALTON G MADDEN   THOMAS A MADDEN   CHESTER MADDOX   DAVID W MADDOX   LAURA R MADDOX   LYDIA MADDOX
SAMUEL R MADDOX JR   TERRY MADDOX   TRAVIS A MADDOX   JOSE EMANUEL MADERA   JORGE ALONSO MADERO GASTELUM   LARISSA D MADEWELL   HARISANKAR MADHEWARAN   CLINTON N MADISON   MICHAEL DALTON MADISON   ROBERT ANTHONY MADISON   WESLEY R MADISON
KARL HOSHANG MADON   ALAN MADRID   EVARISTO MADRIGAL   MARCO ANGEL MADRIGAL   MARK MADRIGAL   JORGE MADRIGAL GUZMAN   BENJAMIN MADRY   CORDARRYL MADRY   DALLIN DAVID MADSEN   WILLIAM GENE MADSEN   ZACHARY MADSEN   FERRER MADUCDOC   MEDHANIE MAEKELE
LAUREN DANIELLE MAES   MANUEL MAES   CRISTIAN DANIEL MAGADAN   LOU H MAGALDI   BENEDICT R MAGALLANES   JAVIER O MAGALLON   ALAN EDGARDO MAGANA   ARMANDO MAGANA   ARTURO MAGANA   CABIR ARNOLDO MAGANA   FABIAN MAGANA   OMAR MAGANA   DAVID WAYNE MAGBY
RODERICK RODRIGUEZ MAGEE   MATTHEW JAMES MAGER JR   JASON MAGERAN   RANDY MAGERAN   JACOB LYNN MAGGARD   JORDAN DAVID MAGGARD   DEXTER DEMOND MAGGITT   CHRISTOPHER MAGNAN   JOHN W MAGNAN   MARK JOSEPH MAGNO   MARK DAVID MAGNUSSEN
DYLAN MICHAEL MAGUIRE   SANDRA JEANNE MAGUIRE   CHASE LEWIS MAGWIRE   SHASTRI MAHABIR   SURINDRA MAHABIR   AMANDA ROSE MAHAFFEY   SETH A MAHAFFEY   SHAWN MAHAFFY   KATHIRAVAN MAHALINGAM   ALFRED MATTHEW MAHAN   DEVIN TAYLOR MAHAN   TIMOTHY P MAHAN
BAZZARD MAHARAJ   CANDACE K MAHARAJ   CHRISTOPHER MAHARAJ   PRIYA SHIVANI MAHARAJ-GLASGOW   SIVARANJANI MAHENDRAN   ARISH ROSHAN MAHESH KUMAR   ROGERIO MAHL   CHRISTOPHER LEE MAHLER   BRIAN F MAHONE   WILLIAM MARK MAHONE   BRIAN K MAHONEY
JOSEPH A MAHONEY   ZACHARY A MAHONEY   ELENA K MAHONY   MATTHEW D MAHONY   RYLAND MAHONY   TRACI W MAHONY   ISAAC COLTAN MAHURIN   JOSEPH JOHN MAIALE   LANCE H MAIDEN   CHASE MONROE MAIN   EVAN MICHAEL MAIN   JUSTIN ORA MAIN   DAVID MAJANO   ENRIQUE MAJANO
BRYANT T MAJOR   RYAN P MAJOR   VICTOR C MAJOR   LUCAS N MAKELIN   JEREMY MAKIN   IKAIKAKAMANAOLANA IWANE MAKUE   ASHOK KUMAR MALAIRASAN   ROBERT MALAKISMAIL   RAHUL MALANI   MANUEL MALAVE JR   NANTHAKUMAR MALAVIYA   CASEY KEITH MALCOLM   NICK MALCOLM
COURTNEY DANYEL MALCOM   MICHAEL JEREMY MALDINI   FAITH MALDONADO   JAVIER MALDONADO   JEY MALDONADO   JOSE A MALDONADO   OSCAR MALDONADO   PANFILO MALDONADO   PATRICK J MALDONADO   PAUL MALDONADO   ROBERT JESSE MALDONADO   VICTOR MALDONADO
WAYNE MALDONADO   FRANCISCO ROGELIO MALDONADO BERROA   EDGARDO JOSE MALDONADO GUZMAN   MIGUEL A MALDONADO MOORE   RODRIGO MALDONADO PENA   LUIS MISSAEL MALDONADO REYES   JOSE DE JESUS MALDONADO-BAEZ   RYAN P MALEY   GAURAV MALHOTRA
ANDREW QUIRANTE MALIC   JENNIFER MARIE MALIN   KRISTEN MALINOWSKI   RYAN MALINOWSKI   DAVID MARSHALL MALJE   GERRICK MALLARD   MARI ELIZABETH MALLARD   ANTHONY GREGORY MALLETT   DYLAN MALLETT   SALLY A MALLEY   VINAYAK MALLIKARJUN KORE   ANDREW MALLON
DENNIS F MALLON II   DENNIS F MALLON   NATHAN SCOTT MALLON   JASON ZACHARY MALLORY   MACK W MALLORY   STEFAN AUSTIN MALLORY   JACOB MITCHELL MALMBERG   JAY MALMBERG   HEATHER LAUREN MALO   JULIE SELINE MALO   RONNY RICHARD MALO   BRENT ALAN MALONE
BRITISH S MALONE   BRYAN MALONE   CARLA E MALONE   DILLON TYLER MALONE   JASON R MALONE   JONATHAN D MALONE   MARK J MALONE   MATT R MALONE   MICHAEL W MALONE   MICHAEL MALONE   SAWYER T MALONE   NICHOLAS PETER MALORZO   JAMES RAYMOND MALOUF
RICHARD THOMAS MAMAJEK   FANUATANU MAMEA   JACOB T MAMOLA   BUMBA MAMPUYA   WILLIAM G MANAHAN   NIZAM MANALAL   GRANT MANATT   KAELEB SHAWN MANCEBO   CHASEN T MANCHESTER   DAVID A MANCHESTER   ANGEL MANCILLA JR   JORGE MANCILLA HERNANDEZ   JOHN MANCINI
JOHN M MANDEL   MACK QUELLAN MANDERS   TIMOTHY MANDL   ELSIE MANDUJANO   JOHN HAYDEN MANER   GREGORY ANTHONY MANFREDI II   KIL HU MANG   TUM CUNG MANG   RANDHIR MANGAT   CAMERON ALEXANDER MANGHAM   LUKE MANGOLD   JORDIN WESLEY MANGONA
ELIJAH JAMES MANGONE   GERALD MANGUNE   SURIYA VIGNESH MANI   JEAN MANIACARA   ANTUAN MANICA   RAVIKUMAR MANICKAM   FLOYD S MANIGOS   WILLIAM MICHAEL MANIK   GOPALAKRISHNAN MANIKANDAN   MADASAMY MANIKANDAN   SURIYA MANIKANDAN   JAMES W MANION
MIKEL T MANION   RAJKUMAR MANISEKAR   VASANTHARAJ MANIVANNA   JEREMY REED MANLIEF   ANTHONY MANN   ANTHONY MANN   AVERY PHILLIP MANN   COLTON L MANN   CRAIG D MANN   DON R MANN   DON RENA MANN   FRANCOIS J MANN   JASPAL MANN   JUSTIN JALIL MANN   KULBINDER MANN
MICHAEL DAVID MANN   MICHAEL MANN   VERKENEO MANN   JEGATHEESWARAN MANNAR   TODD MANNERING   BRANDON L MANNING   BRAYLON R MANNING   BRYAN EARL MANNING   CLINTON C MANNING   COLIN MANNING   ELBERT T MANNING   JOSHUA RYAN MANNING   MATTHEW DREW MANNING
NICHOLAS A MANNING   NICHOLAS CHANCE MANNING   ANGEL CHRISTINA MANON   LUCAS R MANON   PATRICK L MANON   GARETH MANORE   LUKAS ALEXANDER MANS   JONATHAN MANSBRIDGE   CHRISTINA JEAN MANSFIELD   GAVIN MANSFIELD   KEVIN W MANSFIELD   RYAN K MANSFIELD
SHELDON L MANSFIELD   TYLER MANSFIELD   JASON GLENN MANTHEY   RAGUL KANNAN MANTHIRI   ANISSA MANUEL   THOMAS TROY MANUEL   SAMUEL LEONARD MANUS   JOHN MANZ   TRACY MANZANARES   ARGELIA MANZANO   MICHAEL J MANZELLA   IGNACIO MANZO   JESSE MANZO   JOHN J MANZO
CESAR AUGUSTO MANZO MORALES   DENNY MAODUS   BROCK KOLT-HAYDEN MAPLES   LUCAS MAPLES   MCKENZIE ELAINE MAPLES   PHILIP DANIEL MAPLES   BRANDON MAPLETOFT   TENDAI MAPOSA   RICKY MAQUEMA   KIMSOU MAR   ISAAC MARACLE   THOMAS JOHN MARAS   DARRIN CADE MARBLE
TRAVIS MARBLE   KENNETH RODNEY MARBUT   MICHAEL MARCELLUS   PRESTON R MARCHANT   JUX MARCHUK   CHRISTOPHER P MARCIL   ROBERT J MARCIL   COLLEEN ASHLEY MARCO   LOUIS MARCOLLA   MARCO A MARCOS   ERIC MARCOTTE   JOEL T MARCOTTE   LUKE DANIEL MARCOTTE
TEDDY LEE MARCUM   ERIC M MARCUS   BRADLEY DALTON MARDIS   SONIA MARENCO ALEGRIA   WILBER MARENCO NAMENDY   ANTONIO MARES   ZACHARY FREDRICK MARESH   DAMIEN L MARGERUM   WILLIAM ALEXIS MARIA   JOHN STEPHEN MARIA JOSEPH   ALEXANDER MARIANO
BHARATH MARIAPPAN   CHITHAMBARAM MARIAPPAN   ESAKKIAPPAN MARIAPPAN   MATHAVAN MARIAPPAN   FISHER MARIETTA   ALYSHA BINGHAM MARIETTI   KENNETH MARIGLIA   VIDESH MARIMOOTOO   SANGILIMURUGAN MARIMUTHU   ELVA MARIN   ERIC MARIN   JESSICA MARIN   JUAN C MARIN
AMANDA SHAI MARINE   LISA JO MARINE   ANDREW MARINIG   JONATHAN MARIONCU   ARUN MARISAMY   CANDY MARISCAL   MADHUMITHA MARISELVAN   ARUNKUMAR MARIYAPPAN   NAVANEETHAN MARIYAPPAN   NATHAN ROBERT MARK   STEVE MARK   MANOJ KUMAR MARKANDAN   JUSTIN A MARKEL
SHANE MARKER   ILEY MARKHAM   SAMUEL KEITH MARKHAM   BRANDI L MARKHOFER   WILLIAM STEVEN MARKO   AIDAN HUNTER MARKON   IAN STUART MARKON   DALEDA MARKOS   TONY MARKOWITZ   ANDREW T MARKS   ASHLEY MARKS   BYRON DEAN MARKS   DONOVAN E MARKS   FREDERICK E MARKS
ANDREW L MARKSBERRY   BRADY KEATON MARKSMEIER   TAITE ALEXANDER MARKSMEIER   DAVID ANDREW MARKUS   KYLE W MARKWARDT   KEITH A MARLAR   BRETT MARLER   MELISSA MARLIN-ZIEGLER   SEAN-MICHAEL MARLIN-ZIEGLER   ABBY NICHOLE MARLOW   AUBREY A MARLOWE JR

NICHOLAS KEITH MARLOWE DOMENICK J MAROCCO THOMAS MARONEY MELVIN E MAROON ASLAN WYATT MARPLES ABEL L MARQUEZ ANGEL EDUARDO MARQUEZ HIPOLITO MARQUEZ JOSE ANTHONY MARQUEZ JULIAN MARQUEZ RODRIGO MARQUEZ III GILBERTO MARQUEZ CHAVARRIA
JOSE MANUEL MARQUEZ CORTES ALDO MARQUEZ GARZA RODDY A MARRACCINI RONALD E MARRIER ANDREA DEL ROSARIO MARROQUIN HUGO ALBERTO MARROQUIN REGINALDO MARROQUIN RUBEN JESUS MARROQUIN SAM D MARROQUIN VICTOR E MARROQUIN GUSTAVO A MARROQUIN OZUL
BLAKE KEITHLEY MARRS BRANDON MARRS GAGE SCOTT MARRS CLAUDIA MARRUFO JOSE MARRUFO JOSE MARCO MARRUFO GOMEZ ROGER MARSDEN BRANDON D MARSH CHRISTIAN MATTHEW MARSH JAMIE COLT MARSH JOHN MARSH JOSEPH FRANKLIN MARSH LAMONT PHER MARSH
MARGARET MARY MARSH RICHARD WESLEY MARSH RODNEY D MARSH RONALD L MARSH ZACHARY RILEY MARSH ALEXANDER MARTIN MARSHALL BRENT MARSHALL CHRISTIAN ALEXANDER MARSHALL DAVID ANDREW MARSHALL DOUG MARSHALL GREGORY J MARSHALL
JACOB HENRY MARSHALL JAMES EDWARD MARSHALL JAMES RICHARD MARSHALL JAYNA DALE MARSHALL JESS P MARSHALL KYLE A MARSHALL LOUISE MARSHALL MATTHEW MARSHALL NATHAN P MARSHALL NICHOLAS P MARSHALL PAUL J MARSHALL RICHARD WILLIAM MARSHALL
SCOTT MARSHALL SHANA ANN MARSHALL TAMALA SHANAE MARSHALL TERRY L MARSHALL TREVOR LANE MARSHALL VINCENT D MARSHALL ZACK MARSHALL JASON MARSON TANYA MARSON MIGUEL MARTEL CARSON MARTELL JOSH MARTELL AUSTIN DANIEL MARTENS CHASE S MARTENS
CHRISTOPHER PIKE MARTI JORDAN MARTI SARAH A MARTI AARON ARTHUR MARTIN AARON MARTIN BRADLEY MARTIN BRANDON MARTIN BRIAN KEITH MARTIN BRUCE D MARTIN II BRYAN D MARTIN CAMERON J MARTIN CARL M MARTIN CHRISTOPHER D MARTIN CHRISTOPHER W MARTIN
CLIFFORD MARTIN DAVID A MARTIN DAVID R MARTIN DAWSON WAYNE MARTIN DEAN MARTIN DEVIN EDWARD MARTIN DONALD E MARTIN JR DYLAN JAMES MARTIN EDWARD MARTIN ELI WAYNE MARTIN ELISA MARTIN ERIC SEAN MARTIN ETHAN-MIKEL OZZY MARTIN FORREST DANIEL MARTIN
GRANT WARREN MARTIN HENRY LEE MARTIN JACOB WILLIAM MARTIN JAMES AUBREY MARTIN II JAMES B MARTIN JAMES D MARTIN JR JAMES ERNEST MARTIN JEFFERY W MARTIN JERAMIE MARTIN JOEY E MARTIN JOHN AARON MARTIN JOHN C MARTIN JOHNATHON MARTIN
JONATHAN AUSTIN MARTIN JORDAN ALEXANDER MARTIN JOSEPH JOHN MARTIN JOSEPH NELSON MARTIN JOSHUA ANDREW MARTIN JUDY LYLE MARTIN KATHY DUPREY MARTIN KAYDEN BRENT MARTIN KAYDEN J MARTIN KELLEY J MARTIN KENNETH BRADLEY MARTIN
KENTRELLE LAVELLE MARTIN KYLE MATTHEWS MARTIN LAINEY ARIANNA MARTIN LEROY MARTIN LYDIA LYNN MARTIN MATTHEW CHRISTOPHER MARTIN MICHAEL A MARTIN MICHAEL S MARTIN MICHAEL MARTIN MISTY LYNN MARTIN MITCHELL MARTIN NEIL ALEXANDER MARTIN
NICHOLAS WILLIAM MARTIN NICKOLAS PW MARTIN OCTAVIA LASHAWN MARTIN RICHARD L MARTIN RICHARD V MARTIN RIVERS ALLEN MARTIN RYAN L MARTIN RYAN MARTIN SEAN LAMAR MARTIN SPENCER COLLIN MARTIN STEPHEN ROGER MARTIN STEVEN M MARTIN THOMAS L MARTIN
TODD EVERETTE MARTIN W F MARTIN III WILLIAM THOMAS EUGENE MARTIN ZACHARY HART MARTIN ZACKERY MARTIN JOSE JAIME MARTIN DEL CAMPO ANTONIO MARTIN SANCHEZ RIVERA ADAM BLAKE MARTINDALE DEBBIE MARTINEAU LEIGH-ANNE MARTINELLO ADALBERTO MARTINEZ
AGUSTIN H MARTINEZ ALEXANDRIA MARTINEZ ALONSO CONTRERAS MARTINEZ ANGEL JOSEPH MARTINEZ ANTHONY MARTINEZ ANTONIO R MARTINEZ ANTONY MARTINEZ ARMANDO MARTINEZ ARMONDO ANTONIO MARTINEZ AUSTIN PATRICK MARTINEZ BRITTANY BREANNE MARTINEZ
CHARLES D MARTINEZ CHERRY CUEVA MARTINEZ CHEVELLE MARTINEZ CONOR THOMAS MARTINEZ DANIEL ALFREDO MARTINEZ EDWIN MARTINEZ ERICA MARTINEZ ERICK J MARTINEZ FREDDIE MARTINEZ GABRIEL MARTINEZ GAGE JUELZ MARTINEZ GILBERTO MARTINEZ GLEN MARTINEZ
GUSTAVO MIGUEL MARTINEZ JR GUSTAVO MARTINEZ ISAIAH ANTONIO MARTINEZ IVANS MARTINEZ JASMINE MARTINEZ JEFFREY MARTINEZ JEREMY PAUL MARTINEZ JESSICA M J MARTINEZ JESUS ALBERTO MARTINEZ JESUS MARTINEZ JOAQUIN MARTINEZ JORGE ALEINIKOU MARTINEZ
JOSE ANDRES MARTINEZ JOSE CHRISTIAN MARTINEZ JOSE GUADALUPE MARTINEZ JOSE MANUEL MARTINEZ JOSE MANUEL MARTINEZ JOSEPH EDWARD MARTINEZ JOSHUA D MARTINEZ JOSHUA EDWIN MARTINEZ JUAN CARLOS MARTINEZ JUAN CARLOS MARTINEZ JUAN DIEGO MARTINEZ
JUAN E MARTINEZ JUAN F MARTINEZ JUAN JOSE MARTINEZ JUAN MANUEL MARTINEZ JUAN MARTINEZ KC M MARTINEZ KENNY M MARTINEZ LUIS G MARTINEZ MANUEL MARTINEZ MARIO MARTINEZ MICHAEL M MARTINEZ MICHELLE LYNN MARTINEZ MIGUEL ENRIQUE MARTINEZ
NICHOLAS LEE MARTINEZ OSCAR DANIEL MARTINEZ OSCAR JAVIER MARTINEZ OSCAR MARTINEZ PAUL MARTINEZ PETER A MARTINEZ RODOLFO ENRIQUE MARTINEZ RYAN MARTINEZ SAMIR A MARTINEZ TOMMY MURRAY MARTINEZ DANIEL MARTINEZ GARCIA ROGELIO MARTINEZ GARCIA
ROGELIO MARTINEZ GARCIA ROLANDO MARTINEZ GONZALEZ RAMON ENRIQUE MARTINEZ HERNANDEZ CAROLINA MARTINEZ MEDINA EDUARDO ENRIQUE MARTINEZ MOREL MARVIN MARTINEZ MULATO EULOGIO MARTINEZ NAVA LIAM MARTINEZ PANIAGUA ANGEL JULIAN MARTINEZ QUEZADA
GERARDO MARTINEZ RAMIREZ ADALBERTO MARTINEZ SAEZ DAVID FELIPE MARTINEZ SANTAMARIA MERLIN ROBERT MARTINEZ TURRIETTA JORGE ENRIQUE MARTINEZ VARONA JOSE A MARTINEZ-GUADIANA EDUARDO VICENTE MARTINEZ-HERNANDEZ MICHAEL R MARTINI ROBERT LUIS MARTINI
JOSEPH SAMUEL MARTINO ROBERT MARTINO ARACELI P MARTINON ADEDAPO MARTINS ANTONIO MARTINS PAUL MARTINS ERIC L MARTINSON PEGGY ELIZABETH MARTIN-VILLALOBOS IGOR NA MARTYNYUK ALINA MARUNTELU BRADY L MARUSKA TODD M MARUSKA GANESH MARUTI KAMBLE
ANDREW N MARVIN NATHAN JOSEPH MARVIN SHAWN DAVID MARVIN TRAVIS MARVIN CHRISTIAN R MARYOTT FRANCESCO MARZANO STEPHANIE LATISHA MARZETTE STEPHEN ANDREW MARZIALE SPENCER M MASAT DAVID JOSEPH MASCARELLA II JOSEPH A MASCARO
RICHARD AUGUST MASCHKE STEVEN DAVID MASCIARELLI DOMINIC FRANKLIN MASCOLO ABDULMEZAN I MASCORRO JOHN BRITTO MASILAMANI KATIE MASLANKO CARRIE MASON COREY MICHAEL MASON DEAN MASON HARLEY DILAN GRANT MASON JOSEPH D MASON JOSHUA SCOTT MASON
KAMBON MASON KIM M MASON LADARIUS MARKEE MASON LATASHA M MASON LIONEL ALAN MASON MARCEL A MASON REESE A MASON RYAN WILLIAM MASON SANTONIO M MASON STEPHEN W MASON THOMAS ALEXANDER MASON ZACHARY ALLEN DANIEL MASON ADAM TARIK MASOOD
ALFRED LEONARD MASSAAR LUIS MASSARO AMANDA LEEANN MASSEY BRADLEY MASSEY CHRISTOPHER A MASSEY DERRICK RAY MASSEY DUSTY LEE MASSEY JASON MASSEY JOSH TYLER MASSEY JUSTIN KYLE MASSEY JUSTIN TYSON MASSEY KATY MARIE MASSEY KRISTY D MASSEY
MICHAEL MASSEY ROBERT ALEXANDER MASSEY III TAYLOR NICOLE MASSEY TOMMY L MASSEY KATHERINE MASSIE ZACHARY DANIEL MASSIE AARON JAY MAST CODY M MAST DAVID M MAST DENNIS ARDEN MAST JESSE W MAST LELAND ANDREW MAST SHERRY MASTERS TODD A MASTERS
ZACHARY TAYLOR MASTERS NOLEN TRENT MASTERSON BRIAN CHARLES MASTON JONATHAN MASTON TERESA MARIE MASTOWSKI DAVID V MASTRANGELO MITCHELL R MASTRO ESTEFANIA MARICEL MATA JONATHAN NA MATA PAUL ORIEL MATA MA VERONICA MATA CONTRERAS
ISAAC INOKE MATAELE ZACHARY MICHAEL MATASCI NEAL CORY MATCHETT JUANA MATEO DIEGO EDUARDO MATEO RAMIREZ FERN MATERNO RAMCHARAN MATHAI RAJ MATHAIAH MOHAMED KAMEEM MATHAR MOHAMMED SETH ALAN MATHENEY GREGORY SCOTT MATHENY
BRITTANY BANZHOFF MATHER BRANDON MICHAEL MATHERLY ANDREW COLLIN MATHERNE BRIAN R MATHERS DARREN A MATHES ARUNPRASATH MATHESWARAN KEVIN HENRY MATHEWES BRADY MATHEWS CHARLES HOWARD MATHEWS COLE C MATHEWS SAMUEL EDWIN MATHEWS
SEBASTIEN MATHEWS SHAWN ALLEN MATHEWS CHRISTOPHER FREDERICK MATHEWSON KEVIN MATHIAS AARON ALLEN MATHIS CODY MATHIS DAVID WAYNE MATHIS GLEN ALLEN MATHIS GREGORY E MATHIS KADREN SHOMARI MATHIS KENNETH J MATHIS SR SAMUEL LIVINGSTON MATHIS III
SAMUEL MATHIS ANGEL MATIAS MICHAEL D MATIOSCHAT JUDD MATKIN COREY ALLEN MATLOCK JAMES MATLOCK SCOTT L MATLOCK SCOTTIE D MATLOCK NATHAN SCOTT MATNEY JOEL C MATOS LUIS GABRIEL MATOS ADRIAN MATRAM KEITH WAYNE MATRY JAMES MICHAEL MATSAGO
BRANDON SCOTT MATSCHKE ANDREW DONALD MATSON JASON LEWIS MATSON LAUREN ELIZABETH MATSON MATTHEW MATSON KEN MATSUOKA REYNA PABLO A MATTEI ADAM RUSSELL MATTEO BRENTON L MATTEO MICHAEL A MATTEO WYATT A MATTESON JASON P MATTHES
JUSTIN MATTHES BILLY GENE MATTHEWS JR BLAIN ROBERT MATTHEWS BRANDON JOSEPH MATTHEWS BRANDON MATTHEWS BRIAN K MATTHEWS BRYCE G MATTHEWS CHRISTOPHER SCOTT MATTHEWS DAULTON DRAKE MATTHEWS DAVID MATTHEWS JASON DOUGLAS MATTHEWS
JOHN DAVID MATTHEWS JONATHAN H MATTHEWS JOSHUA KEITH MATTHEWS KAVEEN LETAIR MATTHEWS MARK R MATTHEWS MICHAEL D MATTHEWS MICHAEL E MATTHEWS RYAN S MATTHEWS STEPHANIE R MATTHEWS TERESA A MATTHEWS TRACY C MATTHEWS JARED THOMAS MATTINGLY
MITCHELL D MATTINGLY TRICIA KAY MATTINGLY KYLE MATTINSON TUCKER NED MATTINSON RICHARD D MATTISON NORMAN B MATTOX JOSHUA D MATTSON BASSIM MATUK CAMILLE MATUNAN JAMES JOSEPH MATURA JOSEPH J MATUSKA NICKOLAUS BERNARD MATUSKO TAMMY MATUSZAK
MANUEL DE JESUS MATUTE BACHES ALINA MATVIICHUK JEREMY MATWYKO MARY BETH MAU ZACHARY SAMUEL MAU COLBY ALAN MAUGHAN DALTON DUSTIN MAUGHAN SAMUEL ANDERSON MAUNEY RUSSELL PAUL MAURER TOBIAS MAURICE JOSE L MAURICIO ANTHONY P MAURITS
ANNA E MAUSER ERIC JOEL MAVIS MARIO ANGELO MAX NATE M MAXEDON JAMES R MAXIM ANDREW S MAXWELL BRANDON J MAXWELL COLTON D MAXWELL DAVIS MAXWELL ERIC L MAXWELL JASON HEATH MAXWELL MICHAEL W MAXWELL RAHKEED YERIK MAXWELL
STEPHEN AUSTIN MAXWELL AUSTIN E MAY CRAIG M MAY DARYL WAYNE MAY DYLAN MICHAEL MAY JEREMY M MAY JOSEPH CHRISTOPHER MAY JUSTIN MAY KELVIN MAY LUCAS JAMES MAY MATTHEW ALAN MAY NICOLE CHRISTINE MAY SCOTT A MAY AGUSTIN GRANADOS MAYA
SOWMIYA MAYAKKANNAN CHRISTOFER RYAN MAYBERRY ELISE MARIE MAYBERRY JAMES WILLIAM LEE MAYBERRY MARLON C MAYBERRY STEVIN MITCHELL MAYBERRY THOMAS C MAYBERRY MIGUEL N MAYE LAUREN J MAYER MATHEW M MAYER JULIAN L MAYERS JASON HOWARD MAYES JR
YORNAY MAYETA MICHAEL MAYHALL ROGER OWEN MAYNARD WILLIAM CHARLES MAYNARD ELIJAH P MAYO ALFREDO EMILIANO MAYOR LINARES JAKE MAYORCA HECTOR F MAYORGA ALAN RAY MAYOTTE PAUL THOMAS MAYR AMORY TODD MAYS CALEB TUCKER MAYS CARSON DOWLING MAYS
CHRISTOPHER MAYS GEORGE MICHAEL MAYS HERB MAYS JAMES STEVEN-ANDREW MAYS JOHN M MAYS JOSEPH DALE MAYS KENNETH L MAYS MICHAEL RYAN MAYS ROBERT JOSEPH MAYS WILLIAM TODD MAYS JOHN C MAYTON KEVIN B MAYTUM ROBERT LEE MAZONE JR DEBJYOTI MAZUMDAR
DYLAN MAZUREN LOIS M MAZZARESE MICHAEL PAUL MAZZILLO CONSTANCE LEE MCADAMS LANNY NATHANIEL MCADAMS TY ALDEN MCADAMS KEEGAN MCADOO ERIC D MCADORY CONNOR MCAFFTER CORY LEE MCALISTER JUSTIN ROBERT MCALISTER DAVID LEE MCALLISTER
JAMES D MCALLISTER JAMES PATRICK MCALLISTER IV JEREMY T MCALLISTER JUSTIN W MCALLISTER KAYLA MCALLISTER KEVIN BRIAN MCALLISTER THOMAS BLAKE MCALLISTER TRACI MCALLISTER TYLER LOGAN MCALLISTER JAMES MCALPINE KYLE MCALPINE QUINN MCALPINE
STEVEN MICHAEL MCALPINE KIM ELAINE MCANULTY MICHAEL BRUCE MCARTHUR BO W MCATEER RAYFORD J MCATEER THOMAS M MCAULIFFE JR CHADWICK TYLER MCBAY ANTHONY GEORGE MCBRAYER GREG B MCBRAYER JERRY K MCBRAYER BRADY MCBRIDE JACOB N MCBRIDE
JASON DAVID MCBRIDE JEFFREY D MCBRIDE JOHN D MCBRIDE JOHN J MCBRIDE JOHN MCBRIDE MATTHEW MCBRIDE ROGER BRENT MCBRIDE STEPHANIE MCBRIDE WESLEY LANE MCBRIDE TREVOR DALE MCBROOM JAMES J MCCABE JOHN MARTIN MCCADAMS KASON LUTHER MCCAFFERTY
KLINTON MCCAFFERTY ELIZABETH CHRISTINA MCCAFFREY BRADY R MCCAIN JOHN L MCCAIN SHANG JAMAR MCCAIN WESLEY MCCAIN KEVIN E MCCALEB DALTON MICHAEL MCCALISTER CHRISTOPHER MCCALL DAMIN D MCCALL DEVIN D MCCALL JAMAAL ATIBA MCCALL JAMES T MCCALL SR
JORDAN MCCALL MARCUS MCCALL NICHOLAS MCCALL SHAWNTEZ SHAQUAIWN MCCALL EDWARD A MCCALLIE KEITH ALAN MCCALLISTER SALLY A MCCALLUM JOHN CHADWICK MCCALPIN DONNIE W MCCAMMON JR MOLLY CATHERINE MCCAMMON DARRIN J MCCANDLESS
JOHN J MCCANDLESS LOGAN MICHAEL MCCANDLESS WILLIAM R MCCANDLESS STEPHEN A MCCANN JAMES H MCCANTS JOEY S MCCANTS SETH A MCCANTS TIFFANY B MCCANTS CHRISTOPHER TONY MCCARDLE LARRY B MCCARDLE ROBERT LEE MCCARDLE MATTHEW C MCCART
JAMES WALKER MCCARTHY KYLE MCCARTHY TRAVIS MCCARTHY ASHTON MCCARTNEY JAMES MCCARTNEY JOHN WILLIAM MCCARTY JR WILLIAM BRENTON MCCARTY QUINCEY DESHAN MCCARVER SR JUSTIN JEMAL MCCAULEY LACHLAN PATRICK MCCAULEY ROBERT M MCCAULEY
TIMOTHY J MCCAVIT DEREK WAYNE MCCHESNEY SHAY ALLEN MCCHESNEY AIRIKA MCCLAFFERTY CHARLIE MCCLAIN HUNTER MCCLAIN JOSHUA PAUL MCCLAIN PARKER KEITH MCCLAIN ROBERT MCCLAIN RYAN A MCCLAIN SCOTT DALE MCCLAIN GREGORY SCOTT MCCLAMROCH
GILBERT MCCLATCHIE JOSEPH AARON MCCLATCHY KYLE CHRISTOPHER MCCLEARY MATTHEW RAY MCCLEASE CASEY B MCCLELLAN JASON L MCCLELLAN JEREMY C MCCLELLAN KALEB MCCLELLAN KEVIN R MCCLELLAN KYSTON MCCLELLAN VERDARIUS CORDELL MCCLELLAN
ANDREW MCCLELLAND MYLES A MCCLERNAN BLAKE ALLEN MCCLISH JUSTIN DOUGLAS MCCLISH THAD JACOB MCCLONE MATTHEW MCCLOSKEY ASHLEY MCCLOUD JACK MCCLOUD WILLIAM E MCCLUNG CONNOR RAYNE MCCLURE JACOB DOUGLAS MCCLURE JACOB W MCCLURE
JESSE R MCCLURE KAVIN ROGER MCCLURE STACIE ANN MCCLURE GUNNER MCCLUSKEY BESS MCCOLLESTER JOHN ANDREW MCCOLLEY JOHN MICHAEL MCCOLLISTER GABRIEL MICHAEL MCCOLLUM GARY DARNELL MCCOLLUM JUSTIN K MCCOLLUM MARK E MCCOLLUM BRODY MCCOMAS
JAMES P MCCOMB RILEY MCCOMB JUSTIN LEE MCCOMBS DALTON EDWARD MCCONNELL HUNTER ANDREW MCCONNELL JOSHUA LEWIS MCCONNELL MATTHEW THOMAS MCCONNELL MICHAEL JOSEPH MCCONNELL PATRICK MICHAEL MCCONNELL SHANNON FORTIS MCCONNELL
WILLIAM K MCCONNELL STEVEN JAMES MCCONVILLE KELSON DARYL MCCOOL RANDY CHRIS MCCOOL MARK D MCCORD WESTIN RAYNE MCCORD JASON R MCCORKLE LEAH R MCCORKLE MICHAEL SHAWN MCCORMACK ANDREW MCCORMICK CHRISTOPHER COLE MCCORMICK
ERIC TERENCE MCCORMICK JASON A MCCORMICK JASON LOUIS MCCORMICK KEITH MCCORMICK MASON ANDREW MCCORMICK RANDY R MCCORMICK REECE T MCCORMICK ROBERT G MCCORMICK ROBERT K MCCORMICK SHANE TERRELL MCCORMICK SHANE MCCORMICK
NINECA SHERREL MCCOWAN CHRISTOPHER MATTHEW MCCOY DARIUS DEANDRE MCCOY ETHAN MICHAEL MCCOY HENRY B MCCOY III JAMES MCCOY JARED MICHAEL MCCOY JOEY MCCOY MARK N MCCOY MICHAEL GUY MCCOY MIRANDA FAITH MCCOY NATHANIEL J MCCOY SHELDON MCCOY
THOMAS RAY MCCOY WILLIAM B MCCOY KENNETH C MCCRACKEN MICHAEL ROBERT MCCRACKIN DANIEL B MCCRARY JARED MCCRARY MICHAEL S MCCRAVEY MICHAEL JUDSON MCCRAY LAUREN WINTER MCCREA CHRISTOPHER JOSEPH MCCREARY MEGAN MARIE MCCREERY
ERNEST LEE MCCRELESS ARTHUR JAMES MARK MCCRORY SEAN MCCRORY ERIC R MCCROSKEY KENNETH W MCCRUTER LLOYD L MCCUBBIN CHARLES ANDREW MCCUISTON AIRREON JAMAR MCCULLOCH JAMES MCCULLOCH MYRON A MCCULLOCH ALEX ALEXIS MCCULLOUGH
ALICIA KRISTIN MCCULLOUGH BRADFORD L MCCULLOUGH DUANE CHRISTIAN MCCULLOUGH JAYDEN SCOTT MCCULLOUGH JOSEPH TOBIAS MCCULLOUGH KEITH L MCCULLOUGH LILLIE FRANCES MCCULLOUGH ROBERTA MCCULLOUGH SHATERRION JAMAR MCCULLOUGH STEPHEN C MCCULLOUGH
JENKINS DUANE MCCULLUM JORDAN MCCULLUM LATISHA MARIE MCCULLUM CRAIG I MCCULLY MATTHEW MCCUMBER CHRISTY MICHELLE MCCURDY DANIEL ALEXANDER MCCURDY CHRISTOPHER J MCCURLEY BEN THOMAS MCCURRY JONATHAN MCCURRY CHRISTOPHER E MCCUTCHEN
ADAM MCCUTCHEON JOHN ANDREW MCCUTCHEON JOHN W MCCUTCHEON ERIC EUGENE MCDADE MICHAEL JOHN MCDADE SEAN MCDADE MICHAEL SCOTT MCDANEL ALBERT D MCDANIEL ALBERT DEAN MCDANIEL JR ANDREW COLLIN MCDANIEL CODY DEAN MCDANIEL JEFFREY MCDANIEL
MAIA MCDANIEL PETER MATTHEW MCDANIEL QUINCY L MCDANIEL SETH WAYNE MCDANIEL TERI MCDANIEL THOMAS M MCDANIEL TYNA MCDANIEL KELLY KIERRA MCDAY CODY M MCDERMOTT STEVEN T MCDERMOTT TIMOTHY JAY MCDOLE ABBY MCDONALD ALEXANDER JAMES MCDONALD
BARBARA MCDONALD BLAINE R MCDONALD BRENT S MCDONALD CAITLYN RAE MCDONALD CODY MCDONALD EDWARD K MCDONALD HUNTER MCDONALD IV JACOB ELLIOTT MCDONALD JACOB MCDONALD JAMES K MCDONALD JAMES R MCDONALD JR JEFFREY ALLEN MCDONALD
JENNIFER LYNN MCDONALD JOSEPH LARRY MCDONALD JOSHUA MCDONALD MITCHELL MCDONALD PHILLIP S MCDONALD RYAN MCDONALD SEAN M MCDONALD JR SHAWN MCDONALD TODD D MCDONALD TONEY LORENZO MCDONALD JR FRANK MCDOUGAL TONQUEZ TONY MCDOUGAL
JOSEPH DONALD MCDOUGALD RYAN EDWARD MCDOUGALD BRENDAN DEAN MCDOWELL KENNARD LEANDUS MCDOWELL JR TRACY L MCDUFFY BRANDON MCEACHERN ROBERT C MCEACHERN JONATHAN L MCEACHIN SR JORDAN J MCEACHIN ASHLEY LEEANN MCELHANEY
STEPHEN G MCELHANON MARK EARL MCELHINNEY GARY MCELRATH BRIAN W MCELROY RILEY MCELROY STEVEN L MCELROY DAWN C MCELVEEN WILLIAM R MCELVEEN ZACHARY MCELVEEN JUSTICE TYLOR MCELWEE ANDREW SHANE MCELWRATH KRISTOFFER CARSON MCELWRATH
JAMES J MCELYEA LUKUS BLAKE MCELYEA MARTY DEWAYNE MCELYEA BRADLEY J MCENDRE CATHERINE ELIZABETH MCEWEN JOHN J MCFADDEN IV KENNETH DION MCFADDEN STEPHANIE ANN MCFADDEN ANNA DENISE MCFALL CAMERON R MCFALL SHANNA M MCFALL JEREMY MCFARLAND
JOHNATHON WAYNE MCFARLAND ROBIN BRADLEY MCFARLAND TIMOTHY MCFARLAND ANGELA ELIZABETH MCFARLANE RORY LAYNE MCFARLANE NICHOLAS MCFATRIDGE JOSEPH ROBERT MCFERREN CAROLINE GRACE MCGAHA JOSHUA MCGAHAN MACKINLEY R MCGARRY
NICHOLAS JAMES MCGARVEY NATHAN G MCGAUGHEY RYAN D MCGAUGHEY CHRISTOPHER WAYNE MCGEE COURTNEY J MCGEE FREDRICK MCGEE JAMES CASH MCGEE LUCAS CAINE MCGEE MARK JACOB MCGEE MEGAN MICHELLE MCGEE RACQUEL YVETTE MCGEE STEPHEN C MCGEE
TEVIN MONTREY MCGEE TIMOTHY A MCGEE TRISTEN LYNN MCGEE WALTER T MCGEE WILLIAM MATTHEW MCGEE MICHAEL EDWARD MCGEORGE CHRISTOPHER JAMES MCGHEE DANIEL RYAN MCGHEE RICKY D MCGHEE STACY MCGHEE TAARIQ JEROME MCGHEE DARIK MICHAEL MCGILL
KATIE MICHELLE MCGILLEM ZACHARY MCGILLIS DACIA D MCGINNESS ALEC MCGINNIS KENDERICK R MCGIRT JOSEPH MCGLAWN COLTON H MCGOUGH DANIEL L MCGOWAN DOMINIQUE MCGOWAN JADEN DON MCGOWAN KYLE A MCGOWAN CLARENCE RUSSELL MCGRANAHAN
CLAUDE E MCGRANAHAN DUSTIN EDWARD MCGRANAHAN AIDAN MCGRATH SCOTT MICHAEL MCGRATH ANDREW T MCGRAW JUSTIN E MCGRAW ROBERT HOLLADAY MCGRAW RONALD A MCGRAW CHAD D MCGREGOR HUNTER JOHN MCGREGOR JENNIFER L MCGREGOR
MATTHEW DALE MCGREGOR RUSSEL LEE ANDREW MCGREGOR TRENTIN SETH MCGREGOR CHASITY ANDREA MCGRIFF JOHNNY F MCGRIFF AMANDA N MCGUIRE BRANDON HEATH MCGUIRE BRIAN A MCGUIRE BRUCE MCGUIRE DAIMIEN D P MCGUIRE JEFFERY S MCGUIRE JON MICHAEL MCGUIRE
LATHAN ARISTOTLE MCGUIRE ROBERT ALLAN MCGUIRE JR ROBERT MCGUIRE SR ROBERT MCGUIRE SHANE P MCGUIRE STEPHEN E MCGUIRE TYLER FORREST MCGUIRE MICHAEL BRANDON MCGUIRT JOHN H MCHALFFEY CLINTON A MCHAN LARRY MCHARGUE ROBERT B MCHARGUE
LEDARIAN MCHENRY ANTHONY MCHUGH DONALD P MCHUGH KEVIN MCHUGH JOHN MCINALLY HART MCINERNEY JEFF MCINNES AUSTIN MCINTOSH CORY P MCINTOSH DAVID LEE MCINTOSH JOHN J MCINTOSH LINDSAY A MCINTOSH MINDY JO MCINTOSH JAIME LEA MCINTYRE
JANET L MCINTYRE BRANDON MCINVILLE JOSEPH P MCINVILLE JUSTIN R MCINVILLE COREY J MCKAY JONATHAN DEAN MCKAY LISA STEPHENSON MCKAY MARK STEVEN MCKAY RALPH E MCKAY RANDI N MCKAY SAMUEL LEVI MCKAY SAWYER LUKE MCKAY SYDNEY MCKAY JESSIE MCKAY-
DAIGLE SCOTT T MCKEAN HEIDI ELIZABETH MCKEE JACOB ROSS MCKEE JEREMY R MCKEE ZACHERY DEAN MCKEE MICHAEL E MCKEEN EUGENE TOMS MCKEIVER CHRISTOPHER THOMAS MCKELLAR FEATHER RENE MCKELLIPS CHRISTOPHER O MCKELVEY OWEN GAGE MCKELVEY
ELLEN J MCKENNA CAMERON SHAWN MCKENNEY KOREY DEAN MCKENNEY ANTHONY DWAYNE MCKENZIE CASEY SCOTT MCKENZIE DAVID JAMES MCKENZIE GERALD R MCKENZIE IAN MCKENZIE JOHNATHAN WILLIAM MCKENZIE KERSHAN MCKENZIE PAUL J MCKENZIE ROBERT GAGE MCKENZIE
WALKER LEVI MCKENZIE JEREMY R MCKEOWN JOSEPH T MCKERNAN PATRICK D MCKERNAN JENNIFER R MCKIBBEN ADDISON MCKINLEY DAVID C MCKINLEY CHAD R MCKINNEY CURTIS CESTIS BRENT MCKINNEY JACOB LEE MCKINNEY JASON RAY MCKINNEY JEREMY MCKINNEY
JUDY MCKINNEY JULIE ANN MCKINNEY JUSTIN MCKINNEY STEPHEN MCKINNEY LARRY MCKINNIE CRYSTAL LASHAWN MCKINNON ROBERT BRIAN MCKINNON CHRISTOPHER A MCKINSEY KYLE MCKINVEN DANIEL LEE MCKITRICK BENNETT R MCKITTRICK JAMES V MCKNIGHT JODY B MCKNIGHT
JOHNATHON THOMAS MCKNIGHT JR JUSTIN RODNEY MCKNIGHT LARRY ALAN MCKNIGHT JR MICKEL T MCKNIGHT PEGGY MCKNIGHT STEVEN W MCKNIGHT TYLER MCKOWN TIMOTHY CHARLES MCKUHEN GAIL S MCLAIN TONY LEE MCLAIN TRACE CAMERON MCLAIN TRENTON MCLAIN
JAMES E MCLAMB JEFFREY WARREN MCLAMB DILLON J MCLANE STACIE MCLAREN CHRISTOPHER J MCLAUGHLIN CORY MCLAUGHLIN DUSTIN K MCLAUGHLIN KAILIN MICHELLE MCLAUGHLIN MATTHEW SEAN MCLAUGHLIN NATHANIEL R MCLAUGHLIN PAUL A MCLAUGHLIN
TRISTON MCLAUGHLIN WILLIE MCLAUGHLIN ALASDAIR ROBERT MCLEAN FLINT MCLEAN JERMAINE MCLEAN JOSEPH G MCLEAN JR LANCE CRABLE MCLEAN MELISSA SUE MCLEAN ROVAUHN KASEY MCLEAN TAMEKA LASHAWNDA MCLEAN OTIS MCLEARY ANDREW ROBERT MCLEES
MEGAN A MCLEES BRIAN EUGENE MCLELAND JOHN MCLELLAND ANTHONY CHASE MCLEMORE CARTER GAYNOM MCLEMORE DALTON EDWARD MCLENDON MATT RUSSELL MCLENON ALAN BRANDON MCLEOD JOHNNY L MCLEOD JR STEPHEN G MCLEOD NICHOLAS G MCLEROY
STEVEN EDWARD MCLEVAIN CEARRA LYN MCLINKO AMBER JOYCE NICHOLS MCMAHAN MAGDALYN FAITH MCMAHAN TYLER PATRICK MCMAHAN JAMIE J MCMAHON SEAN THOMAS MCMAHON JESSICA A MCMANIGAL DRAKELAND REES MCMANUS EUGENE MCMANUS MITCHELL MCMANUS
ROBERT MCMANUS SCOTT MCMANUS WYATT AUSTIN MCMANUS HUNTER MCMASTERS DAVID C MCMEANS ADAM K MCMELLON BRANDON EARL MCMELLON SEAN LARRY MCMICHAEL WILLIAM JOHN MCMICHAEL JONAS J MCMILLAN JOSHUA FRANKLIN MCMILLAN PIERRE MCMILLAN
JARRED R MCMILLEN COREY D MCMILLIN GRAYSON DEAN MCMILLIN HALEY MCMINN DAKEDRICK LAVARCELL MCMORRIS KEIWAUN J MCMORRIS MARC JOSEPH MCMULLEN MATTHEW MCMULLEN CRYSTAL MCMURRAY PHILIP JUSTIN MCMURRY CAITLIN ELISABETH MCMURTRY
MITCHELL MCNAB CARTER MCNABB JASON MCNABB KELLY S MCNABB CHRISTOPHER MCNAIR DELANO MCNAIR JAMES CHRISTOPHER MCNAIR MATTHEW PAUL MCNAIR JOHN ADAMS MCNAIRY III THERESA MCNALL HARRY J MCNALLY ORVILLE MCNAUGHTON THEODORE R MCNEAL II
BRUCE MCNEELY LISA C MCNEELY ELIZABETH STURTZ MCNEESE JOHN THOMAS MCNEIL MARK W MCNEIL SHATERRIA MCNEIL ALYSSA MARIE MCNEILL AUDREY MARIE MCNEILL CADE BRANDON MCNEILL DUNCAN C MCNEILL JEFFERSON A MCNEILL JR ANTONIA D MCNEISH
JACKIE DEAN MCNUTT JOSEPH H MCNUTT TIMOTHY TYLER MCNUTT TRENT GARNER MCNUTT PATRICK J MCPEAK ANDREW CHARLES MCPHERSON BRET MCPHERSON GRACIE LEA MCPHERSON LANDON MCPHERSON STEPHEN MCQUAIG JACOB S MCQUAIN STACEY LYNNE MCQUAY
GREGORY MCQUEEN JAMES ROBERT MCQUEEN MELVINA MONTRESE MCQUEEN JOHN MCRAE RODNEY P MCRAE ZAKIYA MOROWA MCRAE JEREMY L MCROBERTS RICHARD WALLACE MCROY GLEN MCSHANE JEFFREY S MCSWAIN JACOB ALDEN MCSWANE RUSSELL D MCSWANE
COREY MCTIGRIT LOGAN CHASE MCVAY ANDREW MCVEY MICHAEL J MCVICKER GUY MCWATT MATTHEW D MCWHIRTER TERRY J MCWHORTER DANIEL JORDAN MCWILLIAMS LARRY DEAN MCWILLIAMS JR ANTHONY BRUCE MEAD JR SHAWN M MEAD DESIREE MICHELLE MEADE KEVIN MEADE
MICHAEL K MEADE PHILIP LEE MEADE SHAWN MICHAEL MEADE CAMERON JOSEPH MEADOR CHRIS ALLEN MEADOR COBY LEE MEADOR PHILLIP G MEADOR ROBERT JOSEPH MEADOR ADRIAN MARQUISE MEADOWS ALEXANNDRIA MEADOWS ANDREA LYNN MEADOWS
CHRISTOPHER BLAKE MEADOWS CHRISTOPHER BRIAN MEADOWS COLTON FRANK MEADOWS GUNNER S MEADOWS JAMES MEADOWS JASON S MEADOWS JOSHUA W MEADOWS LOGAN CURTIS MEADOWS SHANE DOUGLAS MEADOWS ALEXANDER ROGER MEAGHER ISRAEL I MEAGHER
JOEL MEAGHER LINDA RINA MEAN BRANDON C MEANS CAMRON C MEANS JAMES WILLIAM MEANS TROY J MEANS COREY PATRICK MEARS EVAN RILEY MEARS STAN L MEARS JOSEPH MECHAM LOGAN R MECHLING MITCHELL MEDAK ANN MARIE MEDDINGS JEFFREY NEIL MEDDINGS
MASON MEDEIROS NAKOA C MEDEIROS RANDY MEDEIROS SIMON S MEDEL JAMIE LYNN MEDELLIN COURTNEY MEDFORD JEFFREY D MEDFORD CARLOS ALBERTO MEDINA CESAR MEDINA CHRIS MEDINA CINDY MEDINA EDUARDO MEDINA ESTEBAN MEDINA HANRY MEDINA MARIA I MEDINA
MICHAEL L MEDINA PATRICIO MEDINA LUIS MEDINA GONZALEZ ADAM KEITH MEDLEY CORY J MEDLEY DYLAN MEDLEY RACHEL LINDSEY MEDLEY JAMES CURTIS MEDLIN JAMES W MEDLIN JONATHAN MEDLIN SARAH MEDLIN SEAN MEDNIKOW LUIS GERARDO MEDRANO LUIS GERARDO MEDRANO
OSCAR ALEXANDER MEDRANO BROCK W MEECE JERRAD LOUIS MEECE FRANCINE T MEEHAN TODD A MEEHAN JAMES COLTON MEEK NOAH JOHN MEEKER BRADLEY DEAN MEEKS BRODY LEE MEEKS DUSTIN MEEKS MICHAEL J MEEKS NEHA NA MEENA MUTHUKUMAR MEENAKSHISUNDARAM
JOSHUA H MEFFORD KERRY L MEFFORD LANDON M MEFFORD STEPHANIE D MEFFORD DONOVAN DERIC MEGERLE LEON M MEGGETT JOHN AUSTIN MEGGS STEVEN C MEGGS MATTHEW S MEGYESE ELDON LOPAKA MEHEULA TODD P MEHL DANIEL J MEHLENBACHER BRAD MEHRHOFF
CASSIDY RENEE MEIER EDDIE MEIER JOSHUA ALAN MEIER MATTHEW J MEIER JARED MEINECKE MARCUS A MEINER BARTEL J MEIS BRODY RAY MEIS TREY MICHAEL MEIS NICHOLAS MEISBERGER JONATHAN MEJIA TOBY N MEJIA HUMBERTO MEJIA AVILA ESTANIS MEJIAS RODRIGUEZ
AJIT MEKCHAND STEVEN ANDREW MELANCON CHRISTOPHER MICHAEL MELCHER KEEGAN R MELCHER RILEY JOSEPH MELCHER ASHLEY N MELCHOR MICHAEL JAMES MELDRUM JR JORGE A MELENA EMERSON MELENDEZ JESUS DANIEL MELENDEZ MANUEL GUALBERTO MELENDEZ
KURT MELERO DIANE M MELESIO ORSY ADELMARO MELGAR JOHN S MELITOS MICHAEL A MELKUS RAMON ALIGI MELLA CHRISTOPHER L MELLER QUENTIN MCCANN MELLETT ROBERT CANON MELLOTT RONALD J MELLOTT MARK J MELNICK CELERINO C MELO GABRIEL MELOCHE
ANDREW MCCOY MELSON ANTHONY W MELTON BILLY ANDREW MELTON JR GERAD ALLEN MELTON JAMES DAVID MELTON III KYLE W MELTON MATTHEW MELTON MICHAEL M MELTON CHRISTOPHER DALE MELVIN TYLER MIKEL MELVIN ENRIQUE HUGO MENA KRISTOPHER CHASE MENASCO
EMMA MENCHACA CHRISTOPHER MENDENHALL HEITOR MENDES ALEJANDRO MANUEL MENDEZ ANDREW DAVID MENDEZ BENJAMIN MENDEZ CHRISTIAN MICHAEL MENDEZ DIEGO OSVALDO MENDEZ EDDIE D MENDEZ IVAN MENDEZ JOSE U MENDEZ JULIO MENDEZ MAGDALENO MENDEZ
MOISES MENDEZ NICOLE MENDEZ RONNIE MENDEZ URIEL MENDEZ VICTORIA JEANETTE MENDEZ JUAN FRANCISCO MENDEZ CONTRERAS FRANCISCO MENDEZ-CARDENAS ALMEIDA Y MENDOZA ANDREA DEL REFUGIO MENDOZA AYLEEN PATRICIA MENDOZA CARLOS IGNACIO MENDOZA
CECELIA D MENDOZA CRISTIAN ROLANDO MENDOZA DIONEL MENDOZA ESTELA MENDOZA FRANCISCO JUNIOR MENDOZA GUSTAVO MENDOZA HARVING MENDOZA JOSE D MENDOZA LEE JORDAN MENDOZA LUIS MENDOZA MAYRA MENDOZA NOLBERTO MENDOZA ORLANDO MENDOZA
OSWALDO GOMEZ MENDOZA RAMON MENDOZA RICARDO MENDOZA RONALDO MENDOZA VICTOR JESUS MENDOZA URIEL MENDOZA MORALES JOSE IGNACIO MENDOZA MURILLO AARON J MENEFEE LORA MENEGAZZO CHRIS J MENEZES AARON C MENKE WILLIAM BLAKE MENNES
MATTHEW MENSCER TRAVIS JAMES MENTER MATTHEW PAUL MENZENBERG FRANCISCO JAVIER MERCADO JESUS SALVADOR MERCADO JOSE ANIBAL MERCADO LOUISSE MERCADO SAUL ELIOBERTO MERCADO SANDRA MERCADO BURGOS RICARDO MERCADO RODRIGUEZ
KESHIA I MERCADO SAMUEL LINDA MERCANTE JOSHUA ANTHONY DOMINIC MERCEDE BRIAN D MERCER CHRISTOPHER M MERCER FREDERICK MONROE MERCER JAMES MERCER JUSTIN DAVID MERCER KIMBERLY ANN MERCER RODNEY TY MERCER CHAD E MERCHANT CODY T MERCHANT
DONALD E MERCHANT MOLLY B MERCURIO BRANDON L MEREDITH DERREL J MEREDITH JAMES THOMAS MEREDITH JAYNE CAROL MEREDITH LEVI JEFFREY MEREDITH MATTHEW JAMES MEREDITH SCOTT G MEREDITH STACEY MEREDITH TRACEY MEREDITH BRANDY DENISE MERIDA
HERMANE MERINE BENJAMIN JAMES MERJA BRETT ALLEN MERKEL JACOB MERKLEIN TYLER MERLIN GERD MERLING DANIEL J MERONEY AMANDA MERRICK JASON LEE MERRICK CLAYTON PATRICK MERRIGAN ANDREW LEE MERRILL CORY T MERRILL DONALD PAIGE MERRILL
JUSTIN ROBERT MERRILL KRISANNE MERRILL MATTHEW C MERRILL RICKY LEE MERRILL SHANNON T MERRILL ANTHONY MITCHELL MERRIMAN JOHN W MERRIMAN PHILLIP J MERRIMAN JOSEPH WILLIAM MERRITT KAIG MERRITT KANDEE MARIE MERRITT KAYDEN MERRITT
ROBERT DECLAN MERRITT FINLEY H MERRY HUDSON H MERRY BILLY L MERRYMAN BOBBY JOE MERRYMAN II MATTHEW JAMES MERRYMAN BRUCE MERSBERG ROBERT ALLEN MERSHON ERIC M MERTES MADISON NICHOLE MERTES JEREMY F MERTINK BILLY RAY MERTZ II RYAN TESSIER MERZ
SCOTT P MESSENGER MATTHEW DAVID MESSER MATTHEW PAUL MESSER MICHAEL A MESSER ZACHARY MESSERSCHMIDT GABRIELE A MESSINA ETHAN MEST STEVEN G MESZAROS DYLAN K METCALF FREDRICK CHARLES METCALF RACHAEL A METCALF MICHAEL OWEN METER
DONALD METHVIN SARAH RENEE METSKER DREW DANIEL METZ JOSHUA METZ CASEY METZGER PAUL METZGER NICHOLAS MEULER LANDON WESLEY MEULI JOSEPH M MEURET STEPHEN JAMES MEURET ANDREW RICHARD MEWBORN ZACHARY LEE MEWBOURN KODY W MEWIS
ABRAHAM J MEYER ADAM MICHAEL MEYER BRADY MICHAEL MEYER CAMERON J MEYER CHRIS T MEYER CLINTON G MEYER ERIC L MEYER JASON MEYER KEITH T MEYER KENDALL MARIE MEYER KEVIN EUGENE MEYER LISA L MEYER MATTHEW J MEYER MICHAEL O MEYER MJ MICHAEL MEYER
NATHAN HUNTER MEYER PAIGE DOERING MEYER PATRICK KENNETH MEYER RANDY MEYER RICKY EUGENE MEYER WILLIAM J MEYER JR BLAKE MEYERS DONALD G MEYERS JR LEVI JAMES MEYERS LINDSAY R MEYERS LOGAN LEE MEYERS ZACHARY HOLDEN MEYERS BENJAMIN M MEYETTE
ISSAC MEZA MILTON MEZA CALISTRO MEZA MEJIA FERNANDO WILLIAMS MEZA QUIROZ MIGUEL MEZA-HERRERA FREDRICK R MEZENSKI ROBERT J MEZICK ZACHARY MEZIE DANNY MEZQUITA MANUEL RAMON MEZQUITA FRANCISCO MOHAMED ALI MHAMDI AJINKYA MHATRE
SANDESH MHATRE VEDANT MHATRE DAVID MICHAEL GEORGIA MICHAEL GWENDOLYN MAE MICHAELIS ELIZABETH ROSE MICHAELS JARED D MICHAELS PEYTON KILLINGSWORTH MICHAELS ROBERT ALLAN MICHAELS JUSTIN FRANCIS MICHEAU TROY MICHEL GARY R MICHELFELDER
LAURA MICHELI NICHOLAS A MICHELIN JAKOB ROBERT MICHL AARON JOSEPH MICK LORI K MICKELSON BLAKE M MICKEY CHRISTOPHER DEWAYNE MICKLE LINDSAY EMMA MICKLE WILLIAM W MICKLE JOSEPH MIDDAUGH DANIEL SCOTT MIDDLESTETTER AUSTIN SHAYNE MIDDLETON
BARRY L MIDDLETON CHRISTOPHER ALAN MIDDLETON ERNIE MARON MIDDLETON GREGORY MIDDLETON JACOB VAUGHN MIDDLETON JAMIE LEE MIDDLETON JOE MIDDLETON LEAH DANIELLE MIDDLETON MARIE MIDDLETON MONTE TOWELL MIDDLETON STACY W MIDDLETON TRENT MIDDLETON
ALEXIS CAROLINE MIDDLETON-HARRIS KENNETH ARNOLD MIDKIFF TERRY MIDKIFF GREGORY MIDWOOD RANDY L MIECZKOWSKI ANDREW MIELER KORY GENE MIELITZ JOSE ALEJANDRO MIEREZ TORREALBA ANDREW EDWIN MIERS JOSHUA RICHARD MIESZKOWSKI STEVEN ANDREW MIFFLIN
STEVEN J MIGLIORE MARIA MIGUEL GASPAR CORY D MIHAVICS JUSTIN LEE MIHAVICS OSCAR J MIJARES IAN BRET MIKELS BRENT JOSEPH MIKELSON LANDON DAVID MIKESELL KEVIN L MIKETTA ALISON ELIZABETH MIKOLAJEWSKI JACOB D MIKOS IAN A MIKULSKI BRADLEY TODD MILBURN
JOSEPH PATRICK MILBY ALLISON MARIE MILCZEWSKI ALFONSO MILES BOYD B MILES JAMES ALEXANDER MILES JASON S MILES JAY S MILES JOHN E MILES JONATHAN A MILES JONATHAN MAX MILES JOSHUA DWAYNE MILES JOSHUA MILES KAYLA CHANTELLE MILES KYLE PRESLEY MILES
LARRY TODD MILES LORNE MILES MARK D MILES MICHAEL E MILES MICHAEL R MILES REX DEVIN MILES SHAWN ISAAC MILES SHELLEY RENEE MILES STUART KEVIN MILES II TALON CARROLL MILES TINA J MILES DANIELLE N MILES-SCHWABEROW SAMMY A MILHOAN RICARDO J MILIAN
DYLAN MILISITS GEORGE P MILJUS CHRISTOPHER LEO MILLAN MARIA DE LOS ANGELES MILLAN MAURICIO FELIPE MILLAN MOISES NA MILLAN JAIR MILLAN GARCIA DEREK MILLAR AARON ANTHONY MILLER ADAM J MILLER ANDREW CHARLES MILLER ANDRUW BRADLEY MILLER
ANTHONY MILLER ANTONIO LOUIS MILLER AUSTIN JAMES LOUIS MILLER AUSTIN L MILLER AVA KATHRYN MILLER BAILEY GRACE MILLER BEAU MILLER BENJAMIN ALAN MILLER BENNETT MILLER BRAD E MILLER BRADFORD HOY MILLER BRADLEY D MILLER BRANDON J MILLER BRANDON MILLER
BRENNAN Z MILLER BRIAN SCOTT MILLER BRONSON WILLIAM MILLER BRUCE L MILLER BRYCE ALLEN MILLER CALEB A MILLER CASEY MILLER CHAD ALLEN MILLER CHARLES MILLER JR CHRISTOPHER E MILLER CHRISTOPHER L MILLER CHRISTOPHER M MILLER COLLIER D MILLER
COREY BRUCE MILLER COREY D MILLER COURTNEY RHIANNON MILLER CRAIG B MILLER DANNY A MILLER DANNY T MILLER DARRELL E MILLER DARRELL W MILLER DAVID A MILLER DAVID EDWARD MILLER DEANDRE ANDRE MILLER DEBORAH R MILLER DEBRA M MILLER DEMONTE MILLER

DEREK W MILLER   DONALD E MILLER JR   DONALD LANCE MILLER   DUSTIN J MILLER   EDWARD AUSTIN MILLER   ELI SEDDON MILLER   ELVA H MILLER   ERIC C MILLER   ERIC JOHN MILLER   GALE LYNN MILLER   GREGG DUANE MILLER   GREGORY WILLIAM MILLER   GRIFFIN ANDREW MILLER
HARLEN EUGENE MILLER   HEATHER M MILLER   HOLDEN ANG MILLER   JACOB AARON MILLER   JACQUELYN RAE MILLER   JAIMYEN OMAR MILLER   JAMES A MILLER   JAMES L MILLER   JAMES L MILLER   JAMES MICHAEL MILLER   JAMES MILLER   JAMES MILLER   JANEL MILLER   JARED CONLEY MILLER
JARED LEE MILLER   JAY RICHARD MILLER   JEFF R MILLER   JEFFREY L MILLER   JEFFREY MILLER   JEREMY ARTHUR MILLER   JEREMY J MILLER   JESSE W MILLER   JIMMY MILLER   JOEY J MILLER   JONATHAN A MILLER   JONATHAN RILEY MILLER   JORDAN R MILLER   JOSEPH D MILLER   JOSEPH MILLER
JOSH K MILLER   JOSHUA L MILLER   JOSHUA SHELTON MILLER   JUSTIN MILLER   KARI V MILLER   KEITH E MILLER   KEN M M MILLER   KEVIN PAUL MILLER   KLAYTON ANDREW MILLER   KRISTEL MILLER   KRISTY ANN MILLER   KYLE E MILLER   LANCE W MILLER   LAUREN ELIZABETH MILLER   LESLIE J MILLER
LISA MAY MILLER   LOGAN ELLISON MILLER   MACKENZIE ALEXANDRA MILLER   MARK J MILLER   MARSHALL DALE MILLER   MATTHEW MARK MILLER   MATTHEW MILLER   MERLE L MILLER   MERVIN H MILLER   MICHAEL A MILLER   MICHAEL DAVID MILLER   MICHAEL DUANE MILLER   MICHAEL JOSEPH MILLER
MICHAEL L MILLER   MISTY D MILLER   MITCHELL MILLER   MOLLY MILLER   NATHAN P MILLER   NICHOLAS ALLEN MILLER   NOAH CHRISTOPHER MILLER   NOAH LEE MILLER   OLEN R MILLER   OMER D MILLER   PATRICK DRAKE MILLER   PHILLIP L MILLER   RANDY MILLER   RAYMON L MILLER   RENEE MILLER
RICHARD C MILLER   RICHARD JOHNSON MILLER II   ROBERT JAKE MILLER   ROBERT LESTER MILLER   ROCHELLE VICTORIA MILLER   RUSSELL MILLER JR   RYAN GEORGE MILLER   RYAN MILLER   SAMUEL CHRISTIAN MILLER   SHARI MILLER   SHAUN MILLER   SHAWN M MILLER   SHERRY MILLER
SPENCER GARRIT MILLER   STANLEY MILLER   TAYLOR S MILLER   TERRI MILLER   THOMAS C MILLER   TIMOTHY CRAIG MILLER   TIMOTHY ROBERT MILLER   TODD D MILLER   TOMAS A MILLER   TOMMY RAY MILLER   TRAVIS W MILLER   TROY MILLER   VINCENT D MILLER   WAYNE P MILLER   WILLIAM MILLER
WILMA R MILLER   ZACHARY SCOTT MILLER   ZACHARY T MILLER   ZACKERY COLE MILLER   ZANE JOSH MILLER   DYVONNE MILLER JOHNSON   CADEN CHRISTOPHER MILLICAN   CONNOR O NEIL MILLIGAN   JEFF MILLIGAN   MALLORY MILLIGAN   MATTHEW JAON MILLIGAN   PETER A MILLIGAN
STEVEN ONEIL MILLIGAN   WILLIAM DANIEL MILLIGAN   JIMMY D MILLIKAN   TREA DEWAYNE MILLIKAN   RICHARD HUGHES MILLING JR   DARIAN MILLION   ALEXANDER MILLIRON   MARK EMDEN MILLIRON   ALEXANDRA G MILLS   BRIAN D MILLS   BRIAN MILLS   BRUCE A MILLS   CARLY ELIZABETH MILLS
CARSON WALKER MILLS   CHRISTOPHER LUKE MILLS   CHRISTOPHER MARTIN MILLS   GLENN M MILLS   JASON R MILLS   JUSTIN ALAN MILLS   NICHOLE D MILLS   RONALD JONQUENDO MILLS   RONALDO MILLS   SHANE JEFF MILLS   JOHN D MILLSAP   JOSHUA D MILLSAP   TONY LEE MILLSAP JR
BRODY MILNE   JENNIFER MILNE   DWANA NICOLE MILNER   ELIJAH JOSHUA MILO   MARCUS MILONS   MELISSA MILTEER   JORDAN RILEY MIMS   MARO MIMS   JULIO ENRIQUE MINA   NIRUPA MINASANDRAM   EDWARD R MINCE   CHRISTIAN ANDREW MINER   MICHAEL S MINER   TYLER MINER
PAUL MINETTE   TROY L MINGLE   COLTON MINGO   WILLIAM S MINICK   JAIME MINJARES   MICHAEL MINK   BYRON RASHADD MINNER SR   BRIAN CHAD MINNICK   CHRISTY R MINOR   JACOB MINOR   JEREMY KEITH MINOR   JOSHUA A MINOR   RANDAL W MINOR   ROBERT D MINOR   WILLIAM MINT
ALLEN KENNETH MINTER   RICKY LEE MINTER   DANA MARIE MINTON   STEPHEN C MINTON   ROBERT W MINYARD JR   DAVE MIRACLE   TEMZGIN MIRAG   PEDRO MIRANDA   ROBERT G MIRANDA   ROBERT L MIRANDA   JOSE MIRANDA CORONA   SERGIO MIRANDA SALAS   JOHN G MIRE   NOE A MIRELES
RAMON E MIRELES   DOLA SHANE MIRICK   ANNA MISAIL   DANIEL JOSEPH MISAIL   JOHN WAYNE MISHOE   RONVER MISHOE   BILLY WAYNE MISNER   MARK ALAN MISNER   DOUGLAS L MISRASI   NICHOLAS MISRASI   RYAN PETE MISRASI   SHIBIN MISSIHA DAS   CHRIS MISSION   JOSEPH GASPARE MISTRETTA
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ERICA NICOLE MITCHELL   EVAN MITCHELL   GINA M MITCHELL   GREG MITCHELL   JAMES MARK MITCHELL   JASON L MITCHELL   JEROME MITCHELL   JHONNA ASHLEY MITCHELL   JOHNATHAN ZACCHAEUS MITCHELL JR   JONATHAN D MITCHELL   JOSHUA CAIN MITCHELL   KEVIN MITCHELL
KYLE BRADFORD MITCHELL   KYLE MITCHELL   MARCUS LAMAR MITCHELL   MARK TWAIN MITCHELL   MATTHEW D MITCHELL   MATTHEW MCGHAY MITCHELL   MICHAEL MERRIT MITCHELL III   MICHAEL SEAN MITCHELL   MILTON MITCHELL   PARKER GERONIMO MITCHELL II   PAUL MICHAEL MITCHELL
PRESTON CARNEAL MITCHELL   RANDLE LANE MITCHELL   ROGER D MITCHELL   RON A MITCHELL   RYAN E MITCHELL   RYAN G MITCHELL   SARAH MITCHELL   THOMAS E MITCHELL   TIMOTHY D MITCHELL   TRENT ALLEN MITCHELL   WILLIAM ARTHUR MITCHELL   AUSTIN RAY MITCHEM   DYLAN DAVID MITCHEM
JOSHUA JAMES MITCHEM   ALEXANDER CHARLES MITCHNER   GREG MITTENDORF   DONALD MITTER   BRAYDN MITTON   CURTIS MITTON   DANIEL ALAN MITZLAFF   JOSHUA LOUIS MIXON   KEVIN M MIXON   NEPHI MIYASHIRO   DARRIN G MIZE   RICHARD ERVIN MIZE JR   DAVID B MIZELL
NAOMI NOELANI MIZELLE   NEHEMIAH G MKANTA   BRIAN PAUL MLNARIK   AARON DON MOAD   EVAN BOYD MOAK   DALIA MOAWAD   CHARLES MOBBS   DANIEL A MOBLEY   DILLON C MOBLEY   KEVIN RUSSELL MOBLEY   STEFAN S MOCANU   LAWRENCE J MOCH JR   CHARLES BRADLEY MOCK
JACK C MOEHRING   CASEY L MOELLER   MATTHEW L MOELLER   GREGORY E MOEN   SONNY MOEONE   JOSHUA M MOERBE   JOHN C MOESSNER   JACK MOFFAT   JIMMY RAY MOFFETT JR   DUSTE MOFFITT   JEREMIAH MOFFITT   JOSHUA MOFFITT   JOSHUA MOFFITT   ABDISALAN MOHAMED
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NICHOLAS KLALOHAOKALANI MOLE   ETHAN DAVID MOLINA   HUGO N MOLINA   THOMAS A MOLINA   YOHANA NATHALY MOLINA CASTILLO   VICTOR AGUSTO MOLINA ECHEVERRY   YOSADRY MOLINA ESCOBAR   DEMETRIO MOLINA MAGANA   ALI RAFAEL MOLINA RAMIREZ   ABEL NA MOLINAR
GETSEMANI MOLINAR   JOE DENNIS MOLINARI   CHRISTA L MOLITOR   JONATHON MICHAEL MOLITOR   DAKOTA LOUISE MOLL   JERRY W MOLL   SCOTT ALLEN MOLLETT   TRACEY K MOLLNER   DEREK E MOLNAR   DAIRE FRANCIS MOLONEY   ALAN WADE MOMAN   SAU FETALEINA MOMOE   LUIS MOMPIE BERITAN
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NICHOLAS J MONK   NICOLE LAUREN MONK   ROBERT R MONK   JOSHUA D MONKS   ALAN C MONROE   CELENNA MONROE   JASON MONROE   MARY E MONROE   MARIA DE LOS ANGELES MONROY LUNA   ELVIS HIGOR MONSALVE NARANJO   REAGAN LEE MONSON   MCKENZI RASHEED MONSOUR
TREVOR MONTAGUE   NICOLE MARIE MONTALTO   JAVIER MONTALVO   SHAKIRA MONTAN   JESUS MONTANA GALAN   LUIS ALBERTO MONTANEZ   SANDRA MONTANEZ   MATHEUS MONTEIRO MONTARROYOS   NORBERTO BRACAMONTES MONTEALEGRE   FILADELFO MONTECINOS BARBOSA
FRANCISCO MONTEIRO PERES NETO   KEVIN MONTEITH   SKYLAR MICHELLE MONTEITH   JUAN FELIPE DE JESUS MONTELONGO   ALEJANDRO MONTENEGRO ORTEGA   DANIEL MONTERO   MANUEL DE JESUS MONTERO CARRASCO   ADAM A MONTES   CRISTIAN MONTES   GISELLE MONTES   JOSE C MONTES
KASSANDRA ESTEFANIA MONTES   LUIS MONTES   WILLIAM F MONTEZ III   AUSTIN LUCAS MONTGOMERY   BRUCE KYLE MONTGOMERY   CADEN BLAKE MONTGOMERY   CARLOS ROBERTO MONTGOMERY   CHRISTOPHER T MONTGOMERY   CORY MONTGOMERY   DAWN MARIE MONTGOMERY
DEANNA R MONTGOMERY   DUKE D MONTGOMERY   EDDIE MARVIN MONTGOMERY JR   EDGARDO MONTGOMERY   EVERETT L MONTGOMERY III   FLOYD EUGENE MONTGOMERY   GREGORY MONTGOMERY   HAYDON F MONTGOMERY   JACK H MONTGOMERY   KASEY EDWARD MONTGOMERY
KENDALL LEE MONTGOMERY   MATTHEW W MONTGOMERY   MIKE A MONTGOMERY   MITCHELL W MONTGOMERY   SAMUEL BROOKS MONTGOMERY   SHAWN L MONTGOMERY   TRISTON DERRIAL MONTGOMERY   TROY C MONTGOMERY   WILLIAM W MONTGOMERY   ARNAUD MONTGRAND   DAVID MONTIEL
SELENA MONTIEL   ALEJANDRO MONTOYA JR   ANTONIO ENRIQUE MONTOYA   JUAN MONTOYA   LEOPOLDO A MONTOYA   ROBERTO J MONTOYA   RODOLFO DAGOBERTO MONTOYA   ROME MONTOYA   ROGER FERNANDO MONTOYA HERRERA   GILBERTO MONTOYA MACIAS   ANTONIO MONTROND DE OLIVEIRA
RYAN LEE MONTZ   JAMES FOSTER MOODIE   ASHLY NICOLE MOODY   BILL MOODY   CHARLES NATHAN MOODY   CHRISTIAN TAYLOR MOODY   GEORGE A MOODY II   JACK SHERIDAN MOODY   JANET L MOODY   JAYMIE LEE MOODY   KIMBERLY I MOODY   MATTHEW D MOODY   MATTHEW MOODY
NICHOLAS HUNTER MOODY   SHONDALEE MICHELLE MOODY   TRAVIS ALLEN MOODY   VERNON MATTHEW MOODY   WILLIAM B MOODY III   ANTHONY WAYNE MOON   BRIAN MOON   JUSTIN AUBRY MOON   NATHEN J MOON   RICHARD JEFFREY MOON   ZACH MOON   CHRISTOPHER D MOONEY
HOLLY LEANN MOONEYHAN   AARON XAVIER MOORE   ANGELO SEABROOK MOORE   ANJOLIE DOLLIMARIE MOORE   ANNA MARIA MOORE   ANTHONY F MOORE   ANTHONY S MOORE   ANTHONY MOORE   ARTHUR J MOORE II   ASHLEY LYNN MOORE   AUSTIN MOORE   AUSTIN MOORE   BARRY C MOORE
BARRY LEE MOORE   BILLY R MOORE III   BRANDON R MOORE   BRANDON MOORE   BRETT ADAM MOORE   BRIAN LEE MOORE   BRICEN ARTRELL MOORE   CAMERON JOSEPH MOORE   CANDICE MOORE   CHAD ALLEN MOORE   CHAD E MOORE   CHRISTOPHER ALLAN MOORE   COLTON D MOORE
CONNOR LEE MOORE   CURTIS MOORE   CYNTHIA DIANN MOORE   DANIEL THOMAS MOORE   DAVIS ALLEN MOORE   DENNIS MOORE   DERRICK DEMOND MOORE   DEVEN M MOORE   DEXTER XAVIER MOORE   DOMINIQUE JAMAL MOORE   DON MOORE   EDDRIA L MOORE   ELWOOD S MOORE III
ERIC C MOORE   GAIGE W MOORE   GAVIN C MOORE   HAROLD M MOORE   JACOB CHRISTOPHER MOORE   JAKEVUS RASHOD MOORE   JAMES BRIAN MOORE   JAMES BROCK MOORE   JAMES L MOORE   JAMES RICHARD MOORE   JAMIE D MOORE   JEFFREY A MOORE JR   JEFFREY D MOORE   JEFFREY T MOORE JR
JERMONTAE R MOORE   JESSIE D MOORE   JOEL CHRISTIAN MOORE   JOHN MORGAN MOORE   JOHN R MOORE   JONATHAN MOORE   JOSHUA CHRISTOPHER MOORE   JUANITA L MOORE   JULIANA MOORE   JUSTIN MOORE   KALEB ANDREW MOORE   KATELYN MARIE MOORE   KATIE A MOORE   KEITH MOORE
KEON DASHAWN MOORE   KURT EILLIOTT MOORE   KYLE A MOORE   LAWRENCE A MOORE   MACKENZIE NICOLE MOORE   MARC MOORE   MARCUS JONATHAN MOORE   MARIA MOORE   MASON GREGORY MOORE   MASON MOORE   MATTHEW SCOTT MOORE   MITCHELL HILLARY MOORE   NICOLE MOORE
PAMELA ANN MOORE   REGINA MOORE   RICHARD D MOORE   RILEY MOORE   SHANE ALLEN MOORE JR   SHANE E MOORE   SHANE TYLER MOORE   SHAQUANA LATRICE PETERSON MOORE   SPENCER ALLEN MOORE   SUMMER MARIE MOORE   TERRENCE BRIAN MOORE   THADDAEUS FREDERICK MOORE
TIMOTHY L MOORE   TYRONE MOORE   WESTON TAYLOR MOORE   WILLIAM A MOORE   WILLIAM G MOORE   WILLIAM LAVERN MOORE   WILLIAM MCCOY MOORE JR   JOHN MOOREFIELD   KELLY B MOOREFIELD   MATHEW N MOOREHEAD   ANDRE DWAYNE MOORER   ROBERT WAYNE MOORING
CHARLES FREDRICK MOORMAN   MATTHEW THOMAS MOORMAN   BROCK C MOORS   ANTHONY T MOOSMAN   MICHELE MOOSREINER   JOSUE NA MORA   MARCUS ALEX MORA   UMBERTO NA MORA   VIVIAN MORA   JOSE DE JESUS MORA ALONSO   SAMUEL MORA ELVIRA   ALEXIS JAIR MORALES
ANDRES DAVID MORALES   ANIBAL MORALES   CARLOS A MORALES   ELMER MORALES   ENRIQUE R MORALES   FERNANDO MORALES   FRED A MORALES   FRENZEL MORALES   HAMILTON ALEXANDER MORALES   HECTOR N MORALES   HUGO MORALES   JAN CARLOS MORALES   JESUS A MORALES
JOAQUIN MORALES   JOSE MORALES   KATHELYN ELISHA MORALES   MARTIN GALDAMEZ MORALES   MAYNOR A MORALES   OSCAR MORALES   RICHARD MORALES   ROBERTO CARLOS MORALES   SERGIO ANDRES MORALES   WALTER MEINARDO MORALES   WENDY MORALES   YVETTE MORALES
ANDRES G MORALES ANDRADE   FRANCISCO G MORALES CASTILLO   JOSE MORALES DOMINGUEZ   MAIRA MAYELA MORALES GALVAN   HUGO B MORALES MONROY   MARCO ANTONIO MORALES ORTIZ   ARGENIS MORALES RAMIREZ   WILLIAM MORALES-COBA   IVELLISE JANIXA MORALES-GARAY
ALAN R MORAN   ERIC MORAN   KEITH EDWARD MORAN   LUIS MORAN   MARTIN PATRICK MORAN   BRITTANI ANNE MORAN WIDNER   PEDRO MORAN ZUNIGA   CHISTOPHER AARON MORATAYA   CHRISTIAN AARON MORATAYA   MARKHAM CHANCELOR MORDECAI   ANTHONY M MORDEN   COREY MORDEN
THOMAS MORDEN   PATRICK MATTHEW MOREDOCK   AERYK D MOREE   MARK W MOREE   GLENN CHARLES MOREHEAD   JOSEPH HAROLD MOREHEAD   ROBERT E MOREHEAD   PATRICK N MOREHOUSE   ROBIN A MOREHOUSE   DONALD G MORELAND   MICHAEL MORELL   BRYAN MORELLI
RONALD SCOTT MORELLI   ALEJO S MORENO   BRANDON MORENO   DOMINIC ESTEBAN MORENO   DULCE YANNINE MORENO   EUCANA DEL CARMEN MORENO   FRANCISCO MORENO   GERALD MORENO   RUBEN NA MORENO SR   SAMUEL I MORENO   SEAN R MORENO   JUSTIN R MOREY
KAIDEN BENJAMIN WARREN MORFEY   KAULIN RAY MORFEY   ROBERLANDO MORFI PEREZ   ANDREA G MORGAN   ANDREW DEAN MORGAN   ANTHONY JAY MORGAN   AUDEY MORGAN   BRADLEY D MORGAN   BRAMMER L MORGAN II   BRANDON M MORGAN   BRYSON HEATH MORGAN
CHARLES DANIEL MORGAN   CHRISTOPHER SHANE MORGAN   CORDERO PIRRIE MORGAN   DENNIS L MORGAN   DERRICK ALLEN MORGAN   HEATH A MORGAN   JACOB A MORGAN   JEFFREY STEVEN MORGAN   JOEY MORGAN   JOHN A MORGAN   JONATHAN PAUL MORGAN   JONATHON STEUART MORGAN
KATEE ABRIL MORGAN   KELVIN MORGAN   LAGREGORY MORGAN   MARHARYTA V MORGAN   MATTHEW COBY MORGAN   MATTHEW TYNDALL MORGAN   MELINDA L MORGAN   MICHAEL MORGAN   RACHEL ELIZABETH MORGAN   RICHARD HEATH MORGAN   SEAN J MORGAN   THOMAS W MORGAN
THOMAS MORGAN   TIMOTHY REID MORGAN   TRAY W MORGAN   TREVOR MORGAN   WILLIAM JOE MORGAN   MASASHI MORIEDA   COHEN MORIN   ERIC MORIN   JAMIE MORIN   RENE JOSEPH MORIN JR   DANIEL MORITA   SHINJI MORITA   TOMOYUKI MORITA   MARNIE J MORITZ   CARRIE ANNE MORKEN
BRIAN CLAIR MORLEY   HUNTER N MORLEY   JOHN MICHAEL MORLEY   STANLEY W MORLEY   DAVID A MORNINGSTAR   GARRETT JOHNSON MORPHIS   DANIEL HEATH MORRIES   ARIEL MORRIS   AUSTIN LEE MORRIS   BENJAMIN S MORRIS II   BILLY JOE MORRIS   BRANDON J MORRIS
BRANDON KYLE JOSEPH MORRIS   BRANDON L MORRIS   BRENT MICHAEL MORRIS   BRIDGET ANN MORRIS   BRYDEN T MORRIS   CHARLES LEWIS MORRIS   CLAY D MORRIS   DAVID C MORRIS   DERRICK LYNN MORRIS   DONALD J MORRIS   DONNIE JARRETT MORRIS   ELEY J MORRIS JR   GARY L MORRIS
ISAIAH R MORRIS   JACK M MORRIS   JAY W MORRIS   JESSICA MORRIS   JOSHUA ALLAN MORRIS   JOY L MORRIS   JUSTICE MICHAEL MORRIS   LABRINA S MORRIS   LUKE ALAN MORRIS   MASON DAVID MORRIS   MICHAEL H MORRIS II   MICHAEL J MORRIS   MICHAEL JOSEPH MORRIS   NICHOLAS RAY MORRIS
PATRICK OLIN MORRIS   PAUL MORRIS   RICHARD TODD MORRIS   RICHARD MORRIS JR   ROBERT G MORRIS   RYAN D MORRIS   TOMMY J MORRIS   TYLER M MORRIS   ZACKARY MORRIS   AARON B MORRISON   ALAN-MICHAEL SCOTT MORRISON   CAROLINE LOUISE MORRISON   CHRISTOPHER MORRISON
COURDAIRO ANTHONY MORRISON   DONALD BRETT MORRISON   DUSTIN MAURICE MORRISON   ETHAN MICAH MORRISON   JAMES WESLEY MORRISON   JAVIER MORRISON   KENROY A MORRISON   KIMBERLY A MORRISON   LONNIE KEAWE MORRISON   MARY C MORRISON   SEAN MORRISON
BRODIE KOHLMAN MORROW   CURTIS D MORROW   JOSEPH ROBERT MATTHEW MORROW   RICHARD COREY MORROW   TIMOTHY PETER MORROW   ZACHARY ELSTON MORROW   ANDREW R MORSE   DEVIN LAGRAND MORSE   ROBERT HARRY MORSE   RYAN MORSE   ANDREW JOSEPH MORSEY
MATTHEW MORT   PETER KORDE MORTAKIS   BRAXTON CLARK MORTENSEN   MARCELLINA MORTENSEN   CURTIS DAVID MORTIMER   JACQUELINE S MORTON   JIMMIE MORTON   KALEO MORTON   KALLI J MORTON   KEVIN MORTON   ROBERT D MORTON   VICTORIA L MORTON   FADY MOSA   SETH MOSELEY
BRAXTON CADE MOSER   DOUGLAS R MOSER   KADE RANDY MOSER   LUCAS JAY MOSER   SCOTT E MOSER   ANITA GAYE MOSES   ETHAN K MOSES   JEREMY CLINT MOSES   JOSHUA C MOSES   ROBERT M MOSES   SAMUEL K MOSES   TOMMY C MOSES   BAILEY IAN MOSHER   ERICA MOSHER
BRADLEY ALLEN MOSIER   NEIL K MOSIER   NICHOLAS RYAN MOSIER   MICHELLE ANNE MOSKIEWICZ   KRZYSZTOF MOSKWA   JENNIFER LYNN MOSLEY   JOHN MOSLEY   ROBERT WILLIAM MOSLEY   AARON MOSS   JAMEE RENEE MOSS   KIRK AMIEL MOSS   KYLE FRANKLIN MOSS   NEAL MOSS
RODNEY A MOSS   RONALD S MOSS   THOMAS CLARKE MOSS   MARSHALL DONALD MOSSMAN   JACOB EDWARD MOSSOW   COLETTA K MOTACEK   RAGHURAMAN SANDRASEGARAN MOTCHAN   RYAN H MOTE   JADE RENEE MOTEN   FAITH E MOTES   JONATHON MOTES   RAINEY LASHAWN MOTHERSHED
JUANIKIA SHAWNE MOTON   KEVIN DAJUAN MOTON   DAVID A MOTSINGER   MARSHALL MOTT   MATTHEW KYLE MOTT   QUITMAN BRIAN MOTT   SCOTT MOTTAU   KAONOU L MOUA   SHANNA LEIGH MOUGHLER   JOHN LOGAN MOULDER   CODY DUANE MOULTON   JEREMY E MOUNT   RENE MOUSSEAU
AARON L MOUTRAY   SUSAN WILCOX MOWBRAY   KENNETH DANIEL MOWERY   BENJAMIN PATRICK MOWRY   DENNIS A MOWRY   ANDREW MOXAM   CARTER MOXAM   MARC A MOXHAM   VIRGIL MOYAN   TYLER ZACHARY MOYE   CONNOR JOEL MOYER   JUSTIN MOYER   CONNOR MOYNIHAN
ANNE MARIE MOZEKO   RICHARD L MPISTOLARIDES JR   EDDIE L MUANDA   AIDEN JAMES MUCCI   DAVID MICHAEL MUCHI   ZOE RUMBIDZAI MUCHINEUTA   AIDAN LEE MUEHLFELD   CHRISTOPHER MUELLER   DAVID PAUL MUELLER   JEREMY MUELLER   MARKUS MUELLER   NICHOLAS C MUELLER
NICHOLAS MUELLER   TERESA LYNN MUELLER   PAUL DAVID MUGLESTON   LYDIA MARIE MUGNOLO   KARWAN MUHAMMEDALI   JACOB MITCHELL MUHLENDORF   OWEN MUIR   TYLER MUIR   CAL CHARLES MULDER   CLARENCE RUSHAUN MULDROW   JAD BARRETT MULGREW   JOSHUA JAMES MULHOLLEN
CADEN MCCOY MULKEY   JARED A MULL   JOSHUA MICHAEL MULL   LISA MULLANEY   AMBER R MULLEN   CHRISTOPHER MULLEN   MARIA ZULAY MULLEN   MARK ALLEN MULLEN II   MATTHEW D MULLEN   MATTHEW K MULLEN   PHILLIP D MULLEN   BRIAN MULLER   JUSTIN BAXTOR MULLER
ANNA M MULLETT   RICHARD E MULLETT II   MICHAEL D MULLIGAN   ALEC D MULLIKIN   HUNTER W MULLINAX   JADEN DOW MULLINS   JEFF J MULLINS   JOSEPH DAWSON MULLINS   PAMELA DAVIS MULLINS   ROBERT DWAIN MULLINS   ASHLEY NICHOLE MULLIS   BRAXTON DUANE MULLIS
DALTON WAYNE MULLIS   DANNY A MULLIS   MARC L MUMMERT   KEISHAUN MUMPHREY   KYLE P MUNCY   JEREMY B MUNDERLOH   BELINDA NELL MUNDHENK   MAYRA MUNDO   DALTON MICHAEL MUNDY   PREM KUMAR M MUNEENDRA BABU M   MANISELVAM MUNEESWARAN   ZEEL MUNGARA
BRIAN E MUNGER   CARLOS EDUARDO MUNIZ   KEVIN JOSE MUNIZ   MARCIAL MUNIZ PEREZ   DAMDIN MUNKHBOLD   CARL DAVID MUNN   JORDAN ALLEN MUNN   CHARLES K MUNNS   CHESTER MUNNS   MARTEE MUNNS   ALVIN MUNOZ   ANGEL R MUNOZ   ANTONIO MUNOZ   DAVID S MUNOZ
JOAQUIN MUNOZ   JOSE L MUNOZ   JOSE MUNOZ   JUAN CARTER MUNOZ   MARK MUNOZ   MASON M MUNOZ   MAYRANNE MUNOZ   RICHARD MUNOZ   SALVADOR MANUEL MUNOZ JR   SANTIAGO MUNOZ   WALTER MUNOZ   WEHISMAN MUNOZ   ANDERSON CAMILO MUNOZ MARTINEZ   CARLOS MUNOZ OLVERA
CLIVEL ENRIQUE MUNOZ ROSALES   HANSET MUNOZ ROSALES   PAUL ENRIQUE MUNOZ ROSALES   YAIR ULISES MUNOZ RUIZ   NERI ROBERTO MUNOZ-CASTILLO   GABRIEL MUNOZ-MARTINEZ   KYLE MUNRO   BRETT A MUNSEY   BROCK LOGAN MUNSEY   COURTNEY L MUNSEY   CORY MUNSON
GLORIA MUNSON   SATHYA MUNUSAMI   CORNELIUS ANAEDU MUOJEKWU   SADIQA MUQADDAM   RAJADURAI MURALITHARAN   WILLIAM WHITNEY MURCHISON   WILLIAM THOMAS MURDEN   KURTIS REX MURDOCK   ALAN FERNANDO MURILLO   ALEX A MURILLO   AUSTIN GILBERT MURILLO
EILEEN MARY MURILLO   MA DOLORES MURILLO   MANUEL ANTHONY MURILLO   JUSTIN M MURPHREE   MATTHEW GLENN MURPHREE   ADAM J MURPHY   AUSTIN SCOTT MURPHY   BRANDON JAMES MURPHY   BRIAN MURPHY   DALE A MURPHY   DAN MURPHY   DANIEL G MURPHY   DANIEL MURPHY
DANNY MURPHY   DEREK L MURPHY   DUSTIN MURPHY   ETHAN WADE MURPHY   FRANK RICHARD MURPHY JR   JACKIE SCOTT MURPHY   JOHNNY RAY MURPHY   MATTHEW MURPHY   MEGHAN DOROTHY MURPHY   MICHAEL DEWAYNE MURPHY   MICHAEL WESLEY MURPHY   ROBERT MURPHY
SEAN K MURPHY   SEAN MURPHY   SHANEKA ANTWANETTE MURPHY   SHAWN MICHAEL MURPHY   SHAWN PATRICK MURPHY   THOMAS KYLE MURPHY   YUSEF MURPHY   BRENDEN SEAN MURRAY   CHRISTIAN H MURRAY   DAVID MURRAY   EMILY NICOLE MURRAY   JAYVAN MURRAY   JEFFREY A MURRAY
JOSEPH MURRAY   JOSHUA GLENN MURRAY   JULIE K MURRAY   KIMONICA B MURRAY   KRISTOFER KODY MURRAY   KYLE MYATT MURRAY   LAWRENCE ANTONIO MURRAY   LUCAS ATKINS MURRAY   MICAH M MURRAY   RICHARD LEE MURRAY   SEAN MICHAEL MURRAY   STEVEN JOE MURRAY
TRENT ALLEN MURRAY   TYLER J MURRAY   WILLIAM A MURRAY JR   WILLIAM MURRAY   JARED SCOTT MURRI   THOMAS J MURTHA   SASIKUMAR MURUGAIYAN   APPANAPERUMAL MURUGAN   ARUNKARTHIKEYAN MURUGAN   ARUNKUIMAR MURUGAN   IYYAPPAN MURUGAN   KANNAN MURUGAN
MAHESH MURUGAN   MUTHUSELVI MURUGAN   PANEERSELVAM MURUGAN   PRAVEEN MURUGAN   SHANMUGASUNDARAM MURUGAN   VIGNESH MURUGAN   MUTHUMARIAPPAN MURUGAN P   AUGUSTIN JEBAKUM MURUGESAN   NAGARAJAN MURUGESAN   RAMACHANDRAN MURUGESAN
SUBASH MURUGESAN   KALIMUTHU M MURUGESAN K   VIGNESHWARAN M MURUGESAN M   NATARAJAN M MURUGESAN V   LAKSHMI PRIYA MURUGESAPANDIAN   VIVEK PANDIAN MURUGESAPANDIAN   DALE MURZYN   MICHELE RENEE MUSAL   JAN MICHAEL MUSGRAVE   ALECIA M MUSI
CHAD DAVID MUSSCHE   TROY MUSSELMAN   JEFFREY MUSSON   AHMED MUSSRATI   WAZEEM MUSTAPHA   HECTOR LAZARO MUSTELIER GONZALEZ   CALEB MUSTER   MOHAMED IMTHIYAZ MUSTHAFA KAMAL BASHA   AZIM MUTAPCIC   TYLER SCOTT MUTCH   EUGENE SCOTT MUTCHLER   SONG HENG MUTH
GOVINDARAJU MUTHU   BALAJI MUTHUKRISHNAN   HARI SANKAR MUTHUKUMAR   KEERTHIVASAN M R MUTHUKUMARAN S   GOKUL KANNAN MUTHUMANICKAM   MATHAN MUTHUSAMY   ESTEFANIA MUTIO   AARON J MUTSCHLER   KIRK MUXWORTHY   ANTHONY RICHARD MUZA   AMANDA B MYERS
ANTHONY D MYERS   BENJAMIN J MYERS   BOBBY R MYERS   CATHY DAWNE MYERS   CHAD R MYERS   CHRISTOPHER JACOB MYERS   DANIEL V MYERS   DOUGLAS KENT MYERS   GLEN L MYERS   GLEN R MYERS   HEATH A MYERS   HUBERT W MYERS JR   HUNTER DRAKE MYERS   ISABELLA LEE MYERS
ISAK ALLEN MYERS   JEFFERY WAYNE MYERS   JEFFREY LEE MYERS   JEREMY TODD MYERS   JESSICA R MYERS   JIMMY DALE MYERS   JONATHAN MYERS   LOGAN T MYERS   LUKE P MYERS   MICHAEL MYERS   NOAH A MYERS   PATRICK J MYERS   ROBERT A MYERS   TAYA ANN MYERS   TAYLOR MYERS
TERRY W MYERS   TIMOTHY B MYERS   DUSTIN RANDALL MYHAND   GLENN MYKE   MASON CARL MYKLEBUST   VENKATESAN MYLSWAMY   ALONZO LATRACUS MYRICK   CLARANCE MYRICK   EARMAN EUGENE MYRICK   MARK L MYRICK   STEVEN MYRICK   THOMAS ROBERTSON MYRICK III   OLENA NABOKA
JEYARAJ NADARAJAN   SAMUEL NADURIAK   JEFFREY NAESE   WILLIAM ALEXANDER NAFE   BALAJI NAGARAJAN   BALASUBRA NAGARAJAN   PRASHANTH NAGARAJAN   SANTHOSH NAGARAJAN   SURATHA N NAGASAMY   MARKUS D NAGATOISHI   MOHAMED NAGILA   RAKESHKUMARREDDY NAGIREDDYGARI
MOHAMED YOUSUF NAGOOR MYDEEN   BRANDON S NAGY   NAZILLA NAHID   BRAYAM FRANCISCO NAHUATT SANTIAGO   MUNESH NAIDU   JEFFREY MICHAEL NAIRNE   TERENCE NAIWI   BRICE RILEY NAIZE   SEAN M NAJAFI   NIMA NA NAJAFIZADEH   MIKE NAJARI   ALEX P NAJERA   JUANA NAJERA CAMPOS
MOHAMMED NAJMEDDINE   RYUTA NAKAGAWA   MUKTESHWAR NALAWADE   DAUD NALBAND   DAUD ALAM NALBAND   ERIC D NALL   HARITHA NALLAMOTHU   MAHESH ARAVIND NALLASAMY   KAVITA NAMDEO AMBERKAR   CLARENCE MASAYOSHI NANAMORI   COLTON NANCE   SHAYNE ALAN NANCE
ANUJ NANDA   DAVE G NANEZ   JOEL RORE NANGOO   JUSTIN MICHAEL NANTAROJANAPORN   BRANDON L NAPIER   ROBERT NAPIER   SAMANTHA NICOLE NAPIER   LAZARO Y NAPOLES   CAMDEN NAPPER   SAGAR NARAYANAADGATLA ADGATLA   BALASUBRAMANIAN NARAYANAN   KEVIN NARINE
PRAKASH NARKAR   PRAKASH NARKAR   MELISSA M NARMI   HUNTER ALLEN NARMORE   DYLAN ANDREW NARON   BENJAMIN NARTEY   LUIS MANUEL NARVAEZ FUSSI   JOAO NASCIMENTO   DUSTIN CHASE NASH   FREDDIE NASH   GORDON NASH   ISAAC A NASH   ISAAC ADAM NASH V   KENNETH T NASH
LOUIS DONALD NASH   TRENTON NASH   GARRETT TENNYSON NASIEROWSKI   DMITRI NASSYROV   JESSICA MARGARET NASTI   GOLIBSHO NASYMOV   RONALD T NATAL JR   MAHADEVI NATARAJAN   NANDHA KUMAR NATARAJAN   RICHARD NATH   RYANNE BLAU NATHAN   JEROME C NATHANIEL
JOHN WILLIAM NAUGHTON   MICHAEL PATRICK NAUGHTON   SEAN NAUGHTON   JOHN R NAULT   ANGELA S NAUMAN   ASHLEY VICTORIA NAUMANN   MATTHEW ANDREW NAUS   DAVID NAVA   GUILLERMO NAVA   JAVIER ISMAEL NAVA   JUAN FERNANDO NAVA   ANTONIO DE JESUS NAVA ALMANZA
EDDIE MICHEL NAVA PAZ   JEREMIAH DANIEL NAVARRE   RONALD RAPHAEL NAVARRE   KAREN YARELI NAVARRETE   ABEL NAVARRETE ROJAS   CAMERON DOUGLAS NAVARRETTE   ALBERTO NAVARRO   CARLOS NAVARRO   CESAR NAVARRO   FERDINAND NAVARRO   SAMUEL NAVARRO
ALDO URIEL NAVARRO GONZALEZ   JOSE F NAVARRO LINARES   LANDON NAVE   MATTHEW C NAVE   RICHARD M NAVROTSKY   BREE ANN NAY   S BRAMMA NAYAGAM   BOBBY J NAYLOR II   BRAD NAYLOR   JACE NAYLOR   LANDON REECE NAYLOR   LANDON RILEY NAYLOR   MARK ALAN NAYLOR
STEVE NAZARENUS   MASOOMEH NAZARISI   MURTAZA NAZEERI   MICHEAL NDLOVU   FRANKLIN NDUTA   ADRIAN NDUWAYO   AARON P NEACE   AARON PAUL NEACE JR   COREY GLEN NEACE   LARRY RAY NEACE   BRIAN R NEAL   CLAIR D NEAL   IDA MARIE NEAL   JACOB S NEAL   JAMES ANTHONY NEAL
JENNIFER C NEAL   JIMMIE NEAL   JOHN E NEAL   JOHN R NEAL   JUSTIN TRAVIS NEAL   KYLE CHRISTOPHER NEAL   LOGAN WAYNE NEAL   RAYMOND L NEAL   STEPHANIE LOU NEAL   TATE NEAL   BLAKE E NEALEY   BRIAN GORDAN NEALEY   CHRISTIAN MICHEAL NEALEY   JACOB NEAR   SHAUN NEAVE
STOCKTON RYAN NEBEKER   CHAD S NECAISE   EDUARD NECHYPORUK   OLEH NECHYPORUK   ANTHONY D NEEDHAM   BOBBY SUE NEEDHAM   DANIEL R NEEDHAM   JOSHUA NEEDHAM   SEAN HANSON NEELY   SHANNON NEELY   ERIC A NEEMEYER   GREGG A NEESEN   KAILEY N NEESEN
EMERSON ELIZABETH NEET   DHANESWARAN NEETHIPATHI   JEFFERY ALLEN NEFF   MICHELLE ANNE NEGICH   PAUL LOGAN NEHRING   RICHARD MURPHY NEHRING   DANIEL RAYMOND NEICE   ZACHARY R NEIGHBORS   CURTIS KEITH NEILL   BRENNAN P NEILSON   LAD R NEILSON   NICHOLAS KEITH NEIREITER
CHRISTOPHER JAMES NEISES   LUKE JAMES NEISIUS   PERRY NEISZ   MATHIEU NELLESTEIN   DANIEL NELLIS   DYLAN HUGH NELMS   ABRAM N NELSON   AMMON J NELSON   ANDREW WAYNE NELSON   ANTHONY R NELSON   ASHLEY NELSON   ASHLEY NELSON   AUSTIN NELSON   BART J NELSON
BENJERMIN KOUNSAVANH NELSON   BETHANY B NELSON   BIANCA SHARON NELSON   BRADLEY M NELSON   BRETT NELSON   BRYANT SHAWN NELSON   CARL E NELSON   CASEY BRIAN NELSON   CHANCE ROBERT NELSON   CHRISTINA E NELSON   CHRISTOPHER O NELSON   CHRISTOPHER R NELSON
CHUNCEY NELSON   COLLEEN ELIZABETH NELSON   DION NELSON   DONALD R NELSON   DUANE L NELSON   ETHAN NELSON   GREGORY ALAN NELSON   JACE J NELSON   JALEN TURNER NELSON   JAMES ERNEST NELSON   JAY R NELSON   JAYME NELSON   JEFF NELSON   JEREMY M NELSON   JONATHAN NELSON
JONATHAN NELSON   JORDAN M NELSON   JORY WADE NELSON   JOSEPH DAVID NELSON   JUSTIN NELSON   KELLY RENEE NELSON   KIMBERLY C NELSON   KOLBY TODD NELSON   LOGAN REID NELSON   MITCHELL AARON NELSON   MURRAY NELSON   RAYMOND NELSON   RAYSTON D NELSON
RICKY ALLEN NELSON   ROBERT JAMES NELSON   ROBERT NELSON   RODNEY A NELSON   RODNEY LEE NELSON   RYAN J NELSON   SCOTT NELSON   STEVEN B NELSON   TIMOTHY L NELSON   TYSON NELSON   VICKI LINN NELSON   WAYNE NELSON   ZACH N NELSON   NINA B NENOVSKA
FLORIBERTO REMIGIO NEPONUCENO   MICHAEL NEPTUNE   FIDENCIO G V NERI III   ISRAEL NERI   JAMES NERVINA   JOSEPH PERRELL NESBIT   BENJAMIN C NESBITT   CHRISTOPHER LEVINE NESBITT JR   GERALD WINSTON NESBITT JR   JOHN TYLER NESBITT   DOUGLAS A NESLEN   FRANKLIN C NESMITH
JARIUS TYWAN NESMITH   NICHOLAS FRANKLIN NESMITH   BRODEE J NESSEN   JAKOB MONTE NESSEN   JARDEE MARTIN NESSEN   HAYDEN NESSLER   GRAHAM E NESTER   MICHAEL NESTER   KYLE ANDREW NETHERTON   COLIN MICHAEL NETTLETON   GEORGE P NETTLETON   JACK WILLIAM NETZLEY IV
JOSHUA J NEUHAUS   NATHAN GAGE NEUJAHR   MICHAEL JOSEPH NEUMANN   ROY NEUMANN   SANDRA NEUMANN-PLUMMER   NICOLAS NEVAREZ   CLARENCE NEVELS   EMILY ROSE NEVIL   ZACHERY BRYAN NEVIL   JEREMY NEVILL   COLE J NEVILLE   DYLAN PATRICK NEVIN   DANIEL J NEVITT
JAY DEE NEVITT   KEVIN M NEVITT   NICHOLAS J NEVITT   DANIEL R NEVLING   DAVID BRIAN NEW   ERIC R NEW   RALPH G NEW   JEFFREY M NEWBERN   ALLISON ANN NEWBERRY   TREVOR AARON NEWBERRY   BENJAMIN ROBERT NEWBY   JAMES WILLIAM NEWCAMP   JANSEN D NEWCOM   BOBBY D NEWCOMB
GEORGE GARLAND NEWCOMB III   JOSHUA CALEB NEWCOMB   CHRIS L NEWCOMER   JASON CARL NEWCOMER   RICK L NEWCOMER   JOHN E NEWELL   JONATHAN NEWELL   MITCHELL E NEWELL   NIKOLAS LEE NEWELL   BRENDEN NEWHOOK   ANTHONY JAMES NEWILL   DANA L NEWKIRK
CURTIS L NEWLAND   BENJAMIN A NEWLIN   CODY ALAN NEWLIN   THOMAS ALLEN NEWLIN   ALEXANDER P NEWMAN   AUSTIN JAMES NEWMAN   DAVID G NEWMAN JR   DAVID TYLER NEWMAN   JARED NEWMAN   JASON H NEWMAN   JASON NEWMAN   JENNIFER LYNN NEWMAN   RODNEY D NEWMAN
SHANE R NEWMAN   ANDREA R NEWNS   BRADLEY R NEWSOM   JASON H NEWSOM   JORDAN NEWSOM   NIGEL ARTURO NEWSOM   PAYTON R NEWSOM   RICHELLE NEWSOM   TANYA NEWSOM   ALEXANDER STEWART NEWSOME   ARNOLD NEWSOME JR   GEORGE E NEWSOME III   ADAM NEWTON
ALBERT BAILEY NEWTON   ANDREW H NEWTON   ARKEEM NEWTON   BRANDIN JAMES NEWTON   CHRISTIAN TYLER NEWTON   CORY JUSTIN NEWTON   DUSTIN R NEWTON   JERRY L NEWTON   JOSEPH A NEWTON II   JOSHUA NEWTON   KENNETH NEWTON   MYRON NEWTON   ROBERT A NEWTON
ROBERT JACOB NEWTON   RUSSELL B NEWTON   SATCHEL NEWTON   TYLER COLE NEWTON   TYRONE EUGENE NEWTON JR   WESLEY TAYLOR NEYMAN   SAMBAN NGETH   BAC NGHIEM   CHIEN BA NGO   HOA NHU NGO   BICHONG PETER NGOH SONA   BAO Q NGUYEN   DAVID T NGUYEN   EMMA NGUYEN
HAI NGOC NGUYEN   HIEN V NGUYEN   HOANG NGUYEN   KHOI NGOC MAI NGUYEN   NGHI T NGUYEN   NGOC DUC NGUYEN   NGUYEN THANH NGUYEN   PATRICK P NGUYEN   PHAM NGUYEN   PHONG NGUYEN   PHUOC T NGUYEN   QUOC NGA NGUYEN   RUDY NGUYEN   SON L NGUYEN   TAM NGUYEN
TAN MINH NGUYEN   VIET VAN NGUYEN   VINH THANH NGUYEN   HONG-ANH NGUYEN-LY   BRIDGET L NIBERT   ZYON CHRISTOPHER NICCO   ALPHONSO BLAIR NICHOLAS JR   ALPHONSO BLAIR NICHOLAS   BODEE M NICHOLAS   DILLEN DWIGHT NICHOLAS   KEVIN BRIAN NICHOLAS   MONTE D NICHOLAS
TAIT NICHOLAS   WILLIAM NICHOLAS   ALLEN HARRIS NICHOLS   BRANDON M NICHOLS   BRODY BENJAMIN NICHOLS   CARL FRANKLIN NICHOLS JR   CARSON ELLIOTT NICHOLS   CHRISTOPHER PATRICK NICHOLS   HUNTER DANIEL NICHOLS   HUNTER NICHOLS   JASON L NICHOLS
JONATHAN CHRISTOPHER NICHOLS   JONATHAN P NICHOLS   JORDAN NICHOLS   JOSEPH NICHOLS   KASHALA N NICHOLS   KENNETH D NICHOLS JR   LUCAS ANDREW NICHOLS   MCKENZIE KAY NICHOLS   PAUL A NICHOLS   RANDY NA NICHOLS   RICHARD W NICHOLS   RICKY A NICHOLS   SCOTT NICHOLS
STEPHEN PAUL NICHOLS II   TATE J NICHOLS   TIMOTHY ALAN NICHOLS   TODD D NICHOLS   WYATT BRADLEY NICHOLS   DARBY ELIZABETH NICHOLSON   MATTHEW D NICHOLSON   PEYTON JOSEPH NICHOLSON   CLAIRE NEFERTARI NICHOLSON MATHEWS   JERRY L NICK JR   JUDD THOMAS NICKELL
NICK E NICKELSON   BEN NICKERSON   DERRICK NICKERSON   ERIC NICKERSON   JACOB TERRY NICKERSON   JORDAN P NICKERSON   MICHAEL P NICKERSON   TATE RICHMOND NICKERSON   JOSEPH E NICKLES   CLAYTON RYAN NICKLESON   MYLES RICHARD NICKOLITE   KYLE NICLOUX
FRANCISCO NICOLAS MARCOS   ROGELIO NICOLAS MARTIN   MAGDALENA NICOLAS MIGUEL JR   GEORGE NICOLICH   WAYNE DAVID NIEDERHAUSER   JEREMY SCOTT NIEHUSS   DANIEL C NIELSEN   JERILYNN NIELSEN   JOHN D NIELSEN   JORGEN NIELSEN   KEATON LYNN NIELSEN   LOGAN R NIELSEN
WESLEY PAUL NIELSEN   BRIAN C NIELSON   TERYL ALAN NIELSON   CODY L NIEMANN   KIRKLAND NIEMETZ   DONOVAN NIEMEYER   JONATHAN LEE NIEMEYER   CHRISTINA NIETO   CHRISTOPHER NIEUWENHUIS   JARED WILLIAM NIEVES   JAIME JOSE NIEVES ROSA   VICTOR MANUEL NIEVES-SALIB
DOMENIQUE NILO   JAMES NILSON   BOBBY GENE NIMMO II   BRITTANY ANNE NIMON   TRACY KENT NIMS JR   DONALD R NINER   HAYDEN MICHAEL NININGER   TODD M NINIS   ERIK MONCADA NINO   ELIJAH GEOVANNI NINO DE RIVERA   DAVID JOHANY NINO REYES   CHRISTOPHER MICHAEL NIPPERS
AISHWARYA VINOD NIRMAL   LYNN NISHIMURA   ERIK R O NISSEN   SUSAN L NITZ   JEFFREY NITZSCHE   JOSHUA MARK NIX   MICHAEL ANDREW NIX   ANDREW NIXON   HAYDN DEAN NIXON   JOHN R NIXON   LILLIAN NIXON   ROBERT WEST NIXON   TRENTON LLOYD NIXON   YOOSUF NIZAMUDEEN
CHASE NIZIOLEK   COOPER NIZIOLEK   PAUL PRESTON NNAMDI   MARK L NOACK   JOHN NOAKES   NOAH NOBILING   COY GLENN NOBLES   DANIEL NOBLES   JOAQUIN NOBOA   ROMEL NOCON   MATTHEW WADE NODINE   HARRISON DOUGLAS NODRICK   GERALD A NOE   LESLIE NOEL   NIGEL NOEL
RONALD T NOEL   CARL W NOELL III   ETHAN S NOELL   CHANCE LOGAN NOEY   DERRICK S NOEY   LANDON HOWARD NOEY   STUART RILEY NOEY   JUSTIN NOGGLE   MEGAN E NOGGLE   ROBERT CHRISTOPHER NOGGLE   ERIK J NOGUERA   ROSMER NOGUERA FLORES   GREGORY T NOKES   BERNARD J NOLAN JR
JACOB DUTCH NOLAN   KEVIN J NOLAN   NATHANIEL NOLAN   BOBBY J NOLAND   BOBBY NOLAND   CARLOS NOLASCO   CHRISTOPHER NOLASCO   ELMER HUMBERTO NOLASCO   SOFIA NOLASCO   CHADWICK ELI NOLEN   DUSTIN NOLEN   LANDON SHANE NOLEN   PATRICK L NOLEN   TIFFANY S NOLEN
TODD M NOLEN   CHARLES L NOLES   LEWIS W NOLES JR   DEREK NOLLEN   TYLER DAVID NOON   ROBERT G NOONING JR   DWIGHT NORBAL   DEREK B NORDBY   RYAN PATRICK NORDYKE   DYLAN E NORMAN   DYLAN LEE NORMAN   JASON T NORMAN   MICHAEL J NORMAN   RILEY NORMAN   RONALD NORMAN
TREVOR ALAN NORMAN   BRADY JAMES NORR   ANDREW DESTIN NORRIS   BRADY ANTHONY NORRIS   BRANTLEY E NORRIS   CHRISTOPHER T NORRIS   COREY D NORRIS   DANIEL NORRIS   JOHN K NORRIS   JOHN P NORRIS   JOSEPH LLOYD NORRIS JR   JUSTIN THOMAS NORRIS   LAUREN CHITTAM NORRIS
MICHAEL REESE NORRIS   PARKER NORRIS   SCOTT E NORRIS   SCOTT R NORRIS   THOMAS R NORRIS   ZACHARY SCOTT NORRIS   DAVID A NORTH   MICHAEL D NORTH   RACEY ZELL NORTH   DAVID PAUL NORTHCOTT   JOSEPH M NORTHCOTT   TONY NORTHCOTT   LEROY L NORTHERN   JEFFREY D NORTHRUP JR

ALYSSA COLLEEN NORTON   BRYAN W NORTON   CHRISTOPHER PAUL NORTON   CHRISTOPHER ROSS NORTON   CURTIS NORTON   ELIZABETH NICOLE NORTON   JEREMY MITCHELL NORTON II   JOHN S NORTON   KANDACE DESHEA NORTON   LAYTON M NORTON   MATTHEW TIMOTHY NORTON
STEVEN P NORTON   JORDAN MICHAEL NORVELL   JULIE ANN NORVELL   JAMES R NORWICK   BRADLEY DALE NORWOOD   SHERI MOORE NORWOOD   THOMAS M NOSBISCH   TAMON CHAISE NOTTINGHAM   TYLER NOURI   NOUKHOUNE NOUSAATH   PHOUTHOUANG NOUSAATH   THAY NOUSAATH
DAVID A NOVAK   FAITH ELAINE NOVAK   BETHANY ANN NOVOTNEY   JUSTIN KIEHL NOVOTNY   SHANE F NOVOTNY   TRENT NOVOTNY   JOHN NOWACKI   JOHN NOWACZYK   CHRISTOPHER NOWAK   PAUL S NOWAK   ALEXANDER BLAKE NOWLIN   MELINDA S NOWLIN   SAMUEL LUKE NOWLIN   TAD K NOWLIN
THERR E NOWLIN   TRISTAN THOMAS NOWLIN   CHRYSANDRA P NOYE   CHUMA NSOFOR   CHARLES NTEM   ROBERT F NUBER   ABYGAELE LYNN NUDELMAN   CODY G NUESCH   GERALD NUESTRO   DENNIS G NUGENT   SOMCHAY NUM   RAWUF NUMO   NEALY T NUNAMAKER   CARLOS DANIEL NUNEZ
DANIEL NUNEZ   DAVID ALLEN NUNEZ   EMMANUEL NUNEZ   JOEL RODRIGO NUNEZ   JOSUE ALEJANDRO NUNEZ   FERNANDO NUÑEZ   GEOVANNI NUÑEZ   JOSE A NUNEZ CEPEDA   IVAN NUNEZ-ESPINOSA   DAVID NUNEZ-GARCIA   SCOTT M NUNLEY   JERAMY G NUNN   KEVIN NEIL NUNN   MARY E NUNN
MILLS FERGUSON NUNN II   WILLIAM GORDON NUNN III   WILLIAM GORDON NUNN IV   ERIC G NUNNENKAMP   BLAKE CHRISTOPHER NUNNERY   ROEL NUNO   SERGIO NUNO DIAZ   DOUGLAS G NUSSBAUM   GARSON NUTLOUIS   ANDREW JAMES NUTT   SHANE M NUTT   KIMBERLY ANN NUTTALL
JACKSON DONALD NUTTER   MYLES NUTTER   GODWIN UZONA NWAKUDO   BRUNO NWISI   RYAN J NYAME   ROGER VERNON NYE   MICHAEL J NYEMASTER   YANCEY R NYGREN   ERIC A NYSTROM   KASEY NYSTROM   JAMES OAKE   FRANK O OAKES III   MATTHEW D OAKES   BRIAN D OAKLEY   JAKOB OAKLEY
MARK OAKLEY   MEGAN RENEE OAKLEY   TYLER HAYES OAKLEY   MARK ADAM OAKS JR   THOMAS R OAKS   LOGAN DANIAL OATES   ROLAND PERNELL O'BANNON   STEVEN OBERDIER   ANDREW OBERG   DORIAN COLE OBERGFELL   NICKOLAS A OBERMIRE   NORIEL EDGARDO OBESO   MARK OBIEDZINSKI
CARSON HARRIS OBRAY   FRANCISCO JAVIER OBREGON   VALERIO F OBREGON GARCIA   TIMOTHY D OBRIEN   FRANCIS O'BRIEN   JAMES J O'BRIEN   JONATHAN W O'BRIEN   KADEN WILLIAM O'BRIEN   MATTHEW O'BRIEN   BRYCE OBRIGEWITCH   FRED M O'BRYAN   RANDY R O'BRYANT   SRINIVASAN OBULI
JOSE ISAAC OCAMPO   MARC OCAMPO   DIEGO OCHOA   GEOVANNI M OCHOA   JUAN J OCHOA   MARIO OCHOA   MARLINA OCHOA   MELANIE OCHOA   ROBERT COLT OCHSENBEIN   NICHOLAS STEPHEN OCKER   PEDRO OCON   BRIAN PATRICK O'CONNELL   JENNIFER O'CONNELL   JOHNPAUL JOSEPH O'CONNELL
SEAN O'CONNELL   ANDREW TYLER O'CONNOR   GINA MARIE O'CONNOR   LEONARD E O'CONNOR   MICHAEL RYAN O'CONNOR   SEAN PATRICK O'CONNOR   DAQUIENCY JARREL OCTAVE   WILLIAM A O'DANIEL   CHASITY D O'DAY   LEONARD T ODD   GINO ODDI   FRANK J ODDO   KATHY O'DELL
NICHOLAS A O'DELL   DANIEL GLENN ODEN   JARED SCOTT ODEN   GEOFFREY STEPHEN ODGERS   ADAM THOMAS ODLE   LAUREN BRIDGET O'DOHERTY   BARNEY WILLIAM ODOM JR   BRANDON H ODOM   CHRISTOPHER M ODOM   CODY DREW ODOM   DILLON COLE ODOM   HUNTER ODOM
MICHAEL NELSON ODOM   THOMAS BRENT ODOM   TINA LYNN ODONNAL   FRED C O'DONNAL III   COLIN O'DONNELL   DENNIS O'DONNELL   FRANCES K O'DONNELL   JOSEPH O'DONNELL   ROBERT W O'DONNELL   EDUARDO JAVIER ODRIOZOLA GARZA   ADEREMILEKUN OLUMIDE ODUNTAN
DAVID RYAN OELRICH   ETHAN WILLIAM OELZE   JACOB SCOTT OESTREICH   LANDON CARTER OESTREICH   ZACHARY TAYLOR OESTREICH   NATHAN OFFARD   WALTER ANTHONY OFFUTT   NICKY DWAYNE OGBORN   RICKY R OGBORN   GARY COLTON OGBURN   JAMES E OGBURN III   ERIC E OGDEN
NATALIE M OGDEN   TERRY A OGDEN   JASON OGILVIE   DANIEL OGLE   JODY LEE OGLESBY   MICHAEL H OGLESBY   CRYSTAL JADE OGLETREE   SCOTT D O'GORMAN   RAYMOND A O'GRADY   ADEKUNLE AKINYOSOYE OGUNTUNDE   SOLOMON OGUWUIKE   NATHANIEL T O'HAGGERTY   ARTHUR REESE O'HAIR
DANIEL J O'HARA   MICHAEL PATRICK O'HARA   JASON OHM   JEFFREY L OHM   STEVEN R OHM   JEFFREY O'HOSKI   ENDER XAVIER OJEDA   VICTOR HUGO OJEDA TORRES   MARIO GEORGE OJIEDA   MARIO WILLIAM OJIEDA   YOUNG OJUYENUM   SHANE KEIJIRO OKANO   AMBASAJER OKBAY   TYLER D OKEEFE
OLIVIA LAUREN O'KEEFE   PAIGE L OKELLEY   JORGE H OKHUYSEN   EMMANUEL IKE OKOLO   JOSEPH A OKTAVEC   VICTOR HUGO OLALDE   TOM K O'LAUGHLIN   JASON KEITH OLDAKER   CANDACE TYRON OLDHAM   CHARLES T OLDHAM III   JEFFREY RYAN OLDHAM   JOHN TIMOTHY OLDHAM
JORDAN THOMAS OLDHAM   KATHARINE OLDHAM   ROBERT A OLDROYD   STEVEN D OLEKSIAK   JOHN J OLENICK   KEVIN OLESEN   VICTORIA OLESZCZUK   MARLENE OLGUIN   ROY R OLGUIN   LANCE T OLINGER   TREVOR OLINGER   GREGORY A OLIPHANT   ASHLEY BLAIR OLIVA   JOSUE D OLIVA
ALLISON MARAYAH OLIVA ESTRADA   JUAN OLIVARES BUSTAMANTE   MICHAEL A OLIVEIRA   MATTHEW A OLIVENCIA   ANDREW OLIVER   ANTHONY OLIVER   CHRISTOPHER OLIVER   CODY RYAN OLIVER   DAMIEN OLIVER   DAVID OLIVER II   HANK AARON OLIVER   JON K OLIVER   LARRY D OLIVER
RICHARD ASHLEY OLIVER   RYAN D OLIVER   TROY G OLIVER   LUZ ESPERANZA OLIVERA   RONALD E OLIVERO   ARTURO OLIVEROS   JONATHAN SCOTT OLIVIO   KENNY L OLLER   LAWRENCE T OLLER   DEANNE OLLETT   ROBERTO RENE OLMEDA   THOMAS P OLMER   JOHN E OLMOS   DAVID OLMSTED
CHARLES D OLNEY JR   CODY ALLAN OLNEY   MAURICE ALAN OLNEY JR   MOSHOOD O OLOWU   AMMON MARK OLSEN   BENJAMIN OLSEN   CAMERON EARL OLSEN   CARSON DENNIS OLSEN   COLLIN R OLSEN   COURTNEY W OLSEN   DAIMON GARRETT OLSEN   DUSTIN D OLSEN   DUSTIN M OLSEN
EDWARD OLSEN   FREDERICK LEW OLSEN   JERRY C OLSEN   JILL RAYENETTE OLSEN   N ANTHONY OLSEN   SCOTT A OLSEN   WYATT COLLIN OLSEN   ANDREW L OLSON   BRANDON OLSON   CATHERINE EVE OLSON   CHRISTOPHER D OLSON   DUSTIN EUGENE OLSON   JEFFREY SCOTT OLSON   JUSTIN L OLSON
KEVIN L OLSON   KIMBERLEY THORNOCK OLSON   MATTHEW ALLEN OLSON   MATTHEW S OLSON   RANDALL W OLSON   RODNEY L OLSON   TRAVIS OLSON   HELMUT G OLTMANN   CHASE ANTON OLTMANNS   NICHOLAS SCOTT OLTMER   NEAL B OLTREMARI   FREDERIC N OLVEDY   ALEJANDRO ISAIAS OLVERA
ANTHONY RYAN OLVERA   CHRISTOPHER ALLAN OLVERA   EMILIANO ALI OLVERA   HILARIO OLVERA   JESUS JAIME OLVERA   JOSE LUIS OLVERA   MARTIN OLVERA   MICHAEL G O'MALLEY   IMANE OMAR-OU-BRAHIM   JAMAL OMER   ANDERSON OMOKHUDU   EYUP ONAL   JAY J ONDROVIC   LYNN G ONDROVIC
ALVIN LEE ONEAL   JAXON STANFORD ONEAL   TARA P ONEAL   ALAN W O'NEAL   BRITTANY HOPE O'NEAL   DARREN ARLIN O'NEAL   KEVIN R O'NEAL   PAMELA D O'NEAL   SCOTT O'NEAL   SHAWN D O'NEAL   TOMMY LEE O'NEAL   TREVOR DANIEL O'NEAL   DANIEL BRYAN ONEY   DEANNE J ONG
SOLOMONE MALAFU ONGOLOKA   REMEGIO BALEN ONIA   DARIN ONLEY   BENJAMIN GENE ONNEN   JIKIRU ONO   LOUIS ERIC ONORATINI   BENJAMIN ONTIVEROS   FRED J ONTIVEROS   JOSE JESUS ONTIVEROS   LORENZO ONTIVEROS   BENJAMIN JOSEPH ONUFER   BISMARK OPARE AGYEI
WILLIAM PETER OPIE   CHADWICK RICHARD OPPLIGER   CARLOS ALBERTO ORAMAS   DAVID ORASI   ROBERT BRUCE ORCUTT   JESUS A ORDAZ   BORIS ORDONEZ   JOSEPH M ORDUNO   RYAN EDWARD ORDUNO   ROLANDO ORELLANA   LUIS RODRIGO ORELLANA CIFUENTES   ANDRES ORENGO
HECTOR E ORENGO VAZQUEZ   JAN ANDRES ORENGO-VAZQUEZ   DREW R ORGILL   MASAAKI ORIKURA   MICHAEL ORLANDO   TREVOR SAMUEL ORLANDO   EDMUND J ORLOFSKI   WILLIAM H ORMAND   JUSTIN ORMANOSKI   RANDALL S ORME   ENRIQUE ORNELAS   MIGUEL S OROBIYI   CONNIE R ORONA
MITCHELL J O'ROURKE   CHRISTIAN OROZCO   DIEGO OROZCO   NATO OROZCO   JESUS ESQUIPULAS OROZCO ALMANZA   FELIX OROZCO RODRIGUEZ   CAROL ORR   DANIEL ORR   JAMES A ORR   KEITH ROBERT ORR   KYLE JAMES ORR   TYLER ANTHONY ORR   CARLOS TEODORO ORTA MARTINEZ
ALYSSA FLORENCE ORTEGA   ENMANUEL J ORTEGA   ERICA ORTEGA   HECTOR ORTEGA   JESUS ORTEGA   JONATHAN ORTEGA   LUIS MICHELT ORTEGA   MISAEL DE JESUS ORTEGA   PEDRO ORTEGA   RENEE LYNN ORTEGA   SARA J ORTEGA   HECTOR ORTEGA DE LEON   ADA J ORTEGA VARELA
ZACHARY D ORTENZI   DARWIN J ORTEZ   JAMES LEE ORTH   CARMEN ORTIZ SR   CHARLIE FERNANDEZ ORTIZ   EDUARDO ORTIZ   GILBERTO ORTIZ   GUADALUPE ORTIZ   GUADALUPE ORTIZ   GUILLERMO E ORTIZ   HUMBERTO ORTIZ   IRVIN URIEL ORTIZ   JESUS MANUEL ORTIZ   JOEL ORTIZ   JOEL ORTIZ
JONATHAN ORTIZ   JUAN J ORTIZ JR   MARIA FERNANDA ORTIZ   MARYLU FAJARDO ORTIZ   NATHAN J ORTIZ   NEMECIO ORTIZ   RAUL ORTIZ   RENE ORTIZ   JOHN A ORTIZ ATAYDE   MARTIN ORTIZ CORNEJO   GEOVANY ORTIZ GARCIA   MARCO ORTIZ MARTINEZ   HENRY ORTIZ OCANICO   JOE ORTIZ OCANICO
DANIEL ORTIZ OYERVIDEZ   RAFAEL ORTIZ VALENCIA   MATTHEW B ORUM   DANIEL WAYNE ORVIS   KATIE RENAE ORWA   BLAZE O'SABEN   SUNNY JERRY OSAGIE   THORVALL OSBERG   ANESSA RENEE OSBORN   CADEN ALLEN OSBORN   JOSEPH OSBORN   JOSEPH OSBORN   SAVANAH HOLMES OSBORN
SHAY D OSBORN   AUSTIN THOMAS OSBORNE   CASEY O'NEAL OSBORNE   CHRISTOPHER EUGENE OSBORNE   CODIE OSBORNE   EDWIN LEE OSBORNE   JARED ZACHARY OSBORNE   JASON OSBORNE   JOHN C OSBORNE   KRISTEN OSBORNE   SAMUEL OSBORNE   JUSTIN OSCAR   ALFONSO OSEGUERA JR
PATRICK OSEI   SAMUEL OSEI-OWUSU   ELIZA PAVLOVNA OSELSKYI   JEFF M OSER   TRYSTAN GRANT OSGOOD   STEVEN D OSHEL   SAMUEL LEE O'SHELL   HAMPTON WADE O'SHIELDS   JEAN GORIS O'SHIELDS   MATTHEW OSHIER   EDWIN JULIO OSHIMA   JARED ROMEO OSHIMA   OREOLUWA ADENIYI OSIBERU
KRISTIN M OSIFAT   PETER R OSIFAT   RYAN JOSEPH OSIFAT   DOREEN OSMAN   SAMER OSMAN   SETH MICHAEL OSMENT   TIMOTHY RAY OSMER   PEDRO A OSORIO   SANDRA ALICIA OSORIO   VERONICA OSORIO   DYLAN COLE OSTER   ADAM G OSTOICH   ALEXANDER MICHAEL OSTOICH   RICKY DEAN OSTROM JR
MICHELLE L OSUGI   DEISY OSUNA   PABLO ISSAC OSUNA TORRES   LUKE R OSWALD   SCOTT THOMAS OSWALD   ERIC S OSWALT   REESE OSWALT   ELDY OTANO ALVAREZ   COSME ADRIEL OTANO RAMIREZ   PHILLIP W OTINGER   JORDAN S OTJEN   JAMES JOHN OTT   AKHILESH OTTAPPURAYIL
BRANDON W OTTER   KENDALL PATRICK OTTER   MICHAEL W OTTER   TAUSHA S OTTER   MATTHEW A OTTIS   DAVID R OTTO   DONALD LEE OTTO   MARVIN J OTTO   STEVE E OTTO   WILLIS E OTTO   NOAH OUBRE   MICHAEL OUDEMAN   PATRICK OUELLET   SEBASTIEN OUELLET   COLTEN OUELLETTE
FABIEN OUELLETTE   GARRETT OUELLETTE   LOREN C OUELLETTE   NORA OUKAJJI   RON OULTON   SHARIF M OURAN   KEVIN LEE OUTLAND   CHARLES DAVID OUTLAW III   JAMMIE L OUTLAW   JEREMY BRYAN OUZTS   HEATH M OVERACKER   SHERRY LEANN OVERBY   PHILLIP ANDREW OVERCASH
CRAIG T OVEREND   BLAKE ALLEN OVERFELT   CHET ALBERT OVERMAN   STEVEN MICHEAL OVERMYER   DANIEL OVERTON   IVORY SHAVON OVERTON   JASON T OVERTON   JERAMY OVERTON   JERMONE D OVERTON   LADON OVERTON   MICHAEL W OVERTON   RYAN L OVERTON   MARINA OVIEDO
SERENITY J OVIEDO   FRANCHESKA OVINGTON   ANDY D OWEN   CAMERON GAGE OWEN   CHARLES H OWEN   JACK THEODORE OWEN   JAMES AARON OWEN   JOSHUA CHARLES OWEN   JUSTICE LARRY BURNES OWEN   MONICA M OWEN   VICKY JANE OWEN   AARON T OWENS   ALTON OWENS
ASHLEY MICHELLE OWENS   BILLY M OWENS   BRADLEY OWENS   CHAD OWENS   CHARLES BRANDON OWENS   CHRISTY HENSLEY OWENS   DALTON OWENS   DONALD J OWENS   ETHAN T OWENS   JACOB MATTHEW OWENS   JERRY L OWENS   JONATHAN W OWENS   JOSEPH OWENS   JUSTIN DALE OWENS
JUSTIN EDWARD OWENS   KARLY MICHELLE OWENS   MARK C OWENS   MICHAEL SHAWN OWENS   MOLLY BECK OWENS   MYRON L OWENS   NATHAN OWENS   NICHOLAS TYLER OWENS   PRESTON TYRONE OWENS III   RAYMOND LANCE OWENS   STEPHANIE A OWENS   TONY AUSTIN OWENS
TRENTON WAYNE OWENS   ZACHARY R OWSLEY   DANIEL OWUSU   DANNY OXENDINE   ZACKERY OXENDINE   KEVIN OXFORD   RYAN J OXFURTH   DEVAN OXLEY   RANDALL CRAIG OXNER   STEVEN L OYLER   BRANDON JEROME OZBOLT   CENGIZ OZDEK   NAVEEN KUMAR PAARTHASARATHY   BRANDON PAAVOLA
KATARZINA PABIS-MASIUK   ROBERT PABST   BRIAN E PACCAGNELLA   CALEB J PACE   DEVIN TERAN PACE   NICHOLAS PACE   PAUL ERIC PACE   RICHARD DAWSON PACE   STEPHEN RANDOLPH PACE   ERIC PACELLA   AMANDA J PACHECO   BRENTON RICHARD PACHECO   EUGENE PACHECO
HUMBERTO PACHECO JR   KAFIAN A PACHECO   RUBEN PACHECO   MICHAEL PACITTI   JOSEPH PAUL PACK   JOLENE PACZESNY   ROHITH KOUSHIK PADAKANTI   EMILY A PADGETT   JESSIE R PADGETT   JOHN W PADGETT   JOSEPH LEE PADGETT   MICHAEL L PADGETT JR   TRACY V PADGETT   ALBERTO PADILLA
DAVID PADILLA   ENRIQUE A PADILLA   FABIAN PADILLA   GABRIEL PADILLA JR   GUADALUPE PADILLA   JEREMIAH JOSEPH PADILLA   JOEL PADILLA   JULIO PADILLA JR   MICHAEL A PADILLA   MICHAEL PADILLA   RAFAEL PADILLA   RONALD DAVID PADILLA   MARCO ANTOÑIO PADILLA PLASCENCIA
DARYL PADMORE   RHON PADUA   DANE ALAN PAFF   JEFFERSON E PAGADUAN   EZEQUIL PAGAN   JEAN MARCOS PAGAN   LUIS PAGAN   ADAM LEE PAGE   ANGEL ELLIOTT PAGE   CHRISTOPHER PAGE   JACOB ADAM PAGE   JEROME PAGE   JONAS TYRONE PAGE   JUSTIN CRAIG PAGE   LILLIAN GRACE PAGE
NICHOLAS PAGE   SERGEY N PAGIN   RICHARD PAHUYO   JAMIE PAIGE   REGINA ANNALEE PAIGE   TERRY STEVEN PAIGE   WILLIAM G PAINE   BRANDON PAINTER   MICHAEL AARON PAINTER   RACHEL MARIE PAINTER   SHAD T PAINTER   BERKLEE WALTON PAIR   JOE M PALACIOS   MIGUEL PALACIOS
ALEJANDRO PALACIOS BLANCO   ISAURO PALACIOS HERNANDEZ   OSMAR DE JESUS PALACIOS URROZ   PABLO PALACIOS-FRAGA   SUJIN P S PALAIYAN   GOPINATH PALANISAMY   GOWTHAM PALANISAMY   JEYALAKSHMI PALANISAMY   VIKASSIVAKUMAR PALANISAMY   BALAMURUGAN PALANIVEL
RAJKUMAR PALANIVEL   WILLIAM MICHAEL PALAZZOLO   AMYA PALE   LUCAS PALERMO   MICHAEL A PALERMO   SINA CHRISTIANA PALETAOGA   JANAY S PALICTE   MEGAN JOY PALIGANOFF   NINO PALINES   AARON J PALKOVIC   KATIE LYNN PALLAS   RICHARD A PALLASA   LUKE PALLISSARD
FREDERIC PALLOT   MATTHEW M PALMA   DON RAY PALMANTEER JR   ANDREW PALMER   ASHTEN RIDDICK PALMER   BLAKE PALMER   BRADY MCCAY PALMER   BRETT LEE PALMER   CHANTAL PALMER   CHRISTOPHER MAURICE PALMER   DEZMOND L PALMER   DILLON PALMER   DUSTIN L PALMER
GREGORY J PALMER   IAN H PALMER   JACOB TODD PALMER   JOHN DAVID PALMER   KELLY GEORGE PALMER   MCKADE PALMER   RACHEL L PALMER   RICHARD L PALMER   RODNEY A PALMER   SAMUEL N PALMER   TAYLOR J PALMER   TOBIN E PALMER   TUCKER DALE PALMER   RAYMUNDO PALOMARES
CARLOS DANIEL PALOMINO   JUAN A PALOMO   ASHOK PALRAJ   JOSEPH MICHAEL PALUMBO   PHILREY PECANA PAMATMAT   RAYMOND PAMPLONA   NILMA PANCHAL   PRACHI PANCHAL   RUSHABH PANCHAL   SHUBHAM PANCHAL   SHERIDA PANCHAM   KUSHAL PANDALA   NAGARAJAN PANDIAN
MAHDADEV PANDIT   NIKHIL NARAHARI PANDIT   PAVAN PANDIT   PRATHAMESH PANDIT   ARUNPANDI PANDIYAN   CALEB M PANDOL   SANGEETA PANDYA   DARREN PANGMAN   MICHAEL J PANICI   MATHEUS PANIZZI   KELSEY ROSE PANIZZOLO   MICHAEL B PANKEY   MICHAEL LEE PANKEY   NOAH D PANKEY
RICHARD J PANKEY   ELLIS LORENZO PANKSTON   JOSHUA BARRY PANNELL   PRESTON BRYCE PANNELL   BRIAN K PANNELLS   SANTHAKUMAR PANNERSELVAM   EUGENE PANOPIO   ERIK C PANOZZO   LISA ANN PANOZZO   DANIEL L PANTELLO   NESTOR PANTIG   RIGOBERTO PANTOJA CASTRO
ABRAHAN PANTOJA GARCIA   ANKUR PANWAR   SCOTT PAPE   CHASE ALEXANDER PAPPA   ANDRE PAQUETTE   JEREMY PAQUETTE   PIERRE PAQUETTE   JULIETA PAQUIN   ELIAS PARADA   LUIS D PARADA   MISTY D PARADA   RAMON E PARADA   RICARDO ANDRES PARADA MALDONADO   ANTHONY J PARADA-
TAUALII   RAMAKRISHNAN PARAMASIVAM   KARTHICK RAJA PARAMESHWARAN   VETRIVEL PARAMESWARAN   HECTOR PARAMO   VANESSA ANN PARDEN   JUAN CARLOS PARDO   ERIC N PARDON   DAVID PARDY   ARELI PAREDES   CHRISTIAN R PAREDES   ESWIN R PAREDES   FERNANDO PAREDES
KRISTAL PAREDES   RAMON PAREDES   SYLVIA M PAREDES   DANIEL S PARENT   DAVID F PARENT   LANE EDWARD PARENT   AVEN WAYNE PARENTE   DWAINE PARHAM   RAJAN PARHAR   JENNIFER MARIE PARIS   SCOTT ALAN PARIS   JACOB R PARISH   JOSEPH H PARISH   HAYDAN W PARISOT   MARK D PARISOT
ARON RASHEEM PARK   CHRISTOPHER PARK   DOUGLAS BRUCE PARK   JOE A PARK III   WILLIAM G PARK II   BENJAMIN D PARKER   BRANDI PARKER   BRANDON ALEXANDER PARKER   BRIAN T PARKER   BRONSON PARKER   BRUCE E PARKER   CHARLIE W PARKER   CHASE LANDON PARKER
CURTIS LEE PARKER JR   DALLAS LYNN PARKER   DANIEL LANE PARKER   DAVID NELSON PARKER   DAVID T PARKER   DAYSON PARKER   DENNY J PARKER   DEREK NICHOLAS PARKER   DYLAN PARKER   ERNEST PAUL PARKER   GUY PARKER   HANNAH NICOLE PARKER   HAROLD EUGENE PARKER II
HEATH CONAN PARKER   HEATH N PARKER   JACOB BRENT PARKER   JACQUELINE M PARKER   JAMES L PARKER   JAMES LEE PARKER   JEFFREY PARKER   JOHN D PARKER   JOHN RANDALL PARKER II   JOSEPH ROBERT PARKER   JUSTIN JAMAL PARKER   KENNETH R PARKER   KEVIN LEE PARKER
LATOYA DENISE PARKER   LAWRENCE T PARKER   MICHAEL PARKER   NATHAN PARKER   PAYNE ALEXANDER PARKER   PIERCE JARRETT PARKER   RYAN PARKER   SHYRONE PARKER   STACEY D PARKER   STEVEN M PARKER   TERRY R PARKER   THOMAS J PARKER   TRACY SHAWN PARKER   VINCENT ALAN PARKER
WARREN RANDALL PARKER   WILLIAM BRETT PARKER   WILSON MANLY PARKER   ZEBULON K PARKER   ALEXANDER R PARKES   IVAN PARKES   CORY LAYNE PARKINSON   J BRENT PARKINSON   TATE PARKINSON   ANDREW WAYNE PARKS   CURTIS W PARKS   DAMIAN W PARKS   GUNNAR PARKS
JENNA PAIGE PARKS   MAISY KATHLEEN PARKS   MICHAEL PARKS   RICKY PARKS JR   ROBIN PARKS   SHAWN VERNON PARKS   STATON RAY PARKS   NICHOLAS A PARLER   CALEB LANE PARMAN   JOSHUA D PARMAN   CRYSTAL DAWN PARMELEE   ARTHUR PARNELL   BRANDON KEITH PARNELL
CALEB EMMONS PARNELL   GEORGE CHRISTOPHERCLAY PARNELL   JAMES R PARNELL   RANDY NEWTON PARNELL JR   STEVEN WAYNE PARNELL II   WESLEY JAMES PARNELL   WYATT LANE PARNELL   ALICIA RENEE PARR   JESSICA E PARR   TYLOR MICHAEL PARR   JUAN L PARRA   LUIS ROBERTO PARRA
TERESA PARRA   JORGE L PARRA MATA   KEVIN KARL PARRACK JR   VINCENZO FELICE PARRELLA   MARIA LAURA PARRIOTT   EMILY PARRIS   AARON P PARRISH   BRANDON PARRISH   GARY A PARRISH   HADDEN DRAKE PARRISH   REBECCA PARRISH   RICHARD BRYSON PARRISH   CURTIS ALAN PARROTT
JASON PARROTT   JEFFREY LEE PARROTT II   LUKE PARROTT   MORGAN LYNNE PARROTT   TRENT A PARROTT   WAYNE NEIL PARROTT   STEPHANIE OFORIWAA PARRY   ADRIENNE ANNE PARSELL   DAVID WALTON PARSLEY   CEDRIC D PARSON   CODY D PARSONS   DALTON ALLEN PARSONS   JAMIE L PARSONS
JESSICA MARIE PARSONS   KOBY BLAKE PARSONS   MARY HELEN PARSONS   ROBERT MONROE PARSONS JR   SETH THOMAS PARSONS   TIMOTHY PARSONS   PIOTR PAUL PARTACZ   TRACEY D PARTAIN   RONNIE PARTAPSINGH   SAHIL PARTE   WESLEY AARON PARTEN   ALFREDO PARTIDA   FRANCISCO PARTIDA
LUIS PARTIDA   LISA DENICE PARTON   LOGAN A PARTON   CODY PARTRIDGE   JACK L PARTRIDGE JR   ADITYA PARULEKAR   RAHEEL PARVEZ   CURTIS RAY PASCH   DANA J PASCH   JOSEPH R PASCHALL   GRACIELLA A PASCOE   ALEXANDER PASCUA   FERNANDO MIGUEL PASCUAL   MARQUAVIOUS PASS
TIOLU ROLAND PASSI   BRADLEY PASSICK   BRIAN M PASSINI   LARRY KEVIN PASSMORE   EARL PASSWATERS   PAULINO PASTOR   JASON DEDRIC PASTORE   JUSTIN A PASTORE   MASON EVAN PASTORE   BRANDON DEAN PASTORIUS   AMANDA N PATE   BRANDON R PATE   BRIAN K PATE
CHRISTOPHER BRIAN PATE   CLETUS B PATE   DERRICK M PATE   DUSTIN JOE PATE   JAMIE PATE   JOSHUA ERIC PATE   JUSTIN DALE PATE   JUSTIN RANDALL PATE   KEITH PATE   LUCAS P PATE   WILLIAM PRESTON PATE   AKASH PATEL   AKIBBHAI PATEL   JENILKUMAR NITINBHAI PATEL   MANISH SOMABHAI PATEL
MEET BHARATKUMAR PATEL   NAVINCHANDRA PATEL   NITESH PATEL   SAMIRKUMAR PATEL   VIKASH PATEL   WAJID PATEL   RAXITKUMAR CHIMANBHAI PATHAK   SAMEER KHAN PATHAN   PATRICIA C PATHAPHONE   AAYUSH PATIL   AAYUSH PATIL   ADITYA AJAY PATIL   MOHAN R PATIL   PRATIK PATIL
PRATIK PATIL   SRUSHTI PATIL   UMANG PATIL   VIKRAM PATIL   JOSE GUADALUPE PATINO RODRIGUEZ   JOVANI PATINO RODRIGUEZ   DUSTIN PATNODE   JOHN PATRENETS   SUSAN LEIGH PATRIA   ALEX G PATRICK   BRANDON LEE PATRICK   BRENDA LORENE PATRICK   EMILY BIEDENHARN PATRICK
GREGORY WAYNE PATRICK   HUNTER RAY PATRICK   SCOTT J PATRICK   THOMAS B PATRICK   TYLER DANE PATRICK   CHARLES H PATROS   ROXANNE PATRY   KALISANKAR PATTANAYAK   CHRYSTAL PATTEN   BENJAMIN EDWARD PATTERSON   BYRON JAY PATTERSON   COLTON JAY PATTERSON
COTY LEVI PATTERSON   DAKOTA KYLE PATTERSON   DANNY R PATTERSON   DAVID PATTERSON   DERRILL L PATTERSON   DILLON PATTERSON   DOMINIC CORTEZ PATTERSON   JEFFREY L PATTERSON   JEREMY J PATTERSON   JOSHUA DANIEL PATTERSON   KYLE PATTERSON   LAWRENCE RICHARD PATTERSON
MARY PATTERSON   MICHAEL E PATTERSON   NICHOLAS ADAM PATTERSON   RYAN N PATTERSON   SAMUEL M PATTERSON   SHANE W PATTERSON   SHAWN C PATTERSON   SHAWN PATTERSON   TERRILL D PATTERSON   THOMAS W PATTERSON   TIM PATTERSON   TROY JOSHUA PATTERSON
VINCENT PATTERSON   WILLIE PATTERSON   JOSHUA PATTI   RICHARD NICHOLAS PATTILLO   DUSTIN V PATTON   GEORGE S PATTON   JOSHUA DUANE PATTON   LATERVIUNCE TERRELL PATTON   LESIA E PATTON   MICHAEL T PATZKE   ANDREW THOMAS PAUL   ANDREW PAUL   CHRISTOPHER J PAUL
DAVID E PAUL   HEATHER ANN PAUL   JOSHUA WADE PAUL   MATTHEW CHRISTOPHER PAUL   PRINCESS JAZZMA JERIQUETTA PAUL   SAMANTHA GAYLE PAUL   SITA PAUL   STEPHEN B PAUL   ZACHARIAH PAUL   MUTHU PAUL DURAI   ROBIN L PAULETICH   ANTHONY LEE NICHOLAS PAULEY
RICHARD DAWAYNE PAULEY   CHRISTOPHER ANDREW PAULL   ANDREA S PAULO   TABITHA A PAULSEN   MILES EVAN PAULUS   SHERIC LEE PAULUS   JASON T PAULY   KALANIMOKU LOKONA PAUOLE   DANIEL W PAUSTIAN   LUCAS C PAUSTIAN   TONY JAMES PAVKA   RYAN L PAVLIK   DENNIS PAVLOVICH
ANIKET PAWAR   GUS J PAXTON   SOHEB PAYAK   FARZIN PAYAMFAR   JUAN C PAYAN   VIOLA PAYAN   CYRIL PAYET   ABIGAIL PAYNE   BLAKE LYNDON PAYNE   BRAD A PAYNE   BRANDON KYLIE PAYNE   CHAD J PAYNE   CLINT PAYNE   CODY ALAN PAYNE   COREY DAVID PAYNE   DARRILL PAYNE
DEVON DWIGHT PAYNE   DONALD C PAYNE   JACOB H PAYNE   JACOB LEON PAYNE   JAMES T PAYNE   JEFFREY ALAN PAYNE   JONAS T PAYNE   JONATHAN T PAYNE   JOSHUA D PAYNE   MAHRQUISE DEON PAYNE   MATTHEW OWEN PAYNE   NOAH ALAN PAYNE   NORMAN PAYNE   PARKER N PAYNE
RISTEL D PAYNE II   RODNEY WADE PAYNE   ROSS MARTIN PAYNE   SHANNON PORTER PAYNE   THOMAS PATRICK PAYNE   WILLIAM R PAYNE JR   DYVON D PAYTON   EMILY RAY PAYTON   PATRICK A PAYTON   SHANE MITCHELL PAYTON   TAMMY MARIE PAYTON   ISAAC J PAZ   MARIA YASSELI PAZ FAJARDO
ALEJANDRO PAZ SUAREZ   JEFFREY T PEACE   JOEY K PEACE SR   WADE DAVID PEACH   AARON C PEACOCK   JESSE PEACOCK   JOSHUA M PEACOCK   JUSTIN PEACOCK   MATTHEW KYLE PEACOCK   NICK PEACOCK   WILLIAM ANDREW PEACOCK   DAVID L PEADRO   MICHAEL D PEAKE   MARILYN S PEARCE
SAVANNA ANN PEARCE   MATTHEW O PEARMAN   STACY PEARSALL   ALONZO JAVON PEARSON   ANTHONY LYNN PEARSON   BRENT R PEARSON   BROOKS PEARSON   CHRISTOPHER BLAKE PEARSON   GABRIEL JAMES PEARSON   JACQUALINE P PEARSON   JENNIFER PEARSON   JONATHAN CHARLES PEARSON
LEVI PEARSON   PATRICIA PEARSON   PAYTON RAY PEARSON   RACHEL E PEARSON   SKYLER T PEARSON   TAYLOR PEARSON   TERRY BOBBY GENE PEARSON   TYLER BROOKE PEARSON   TYRONE PEARSON   TARA S PEASE   WILLIAM LEE PEASE   MATTHEW EDWARD PEAT   JASON ROBERT PEATROWSKY
CHRISTOPHER TYRUS PEAVY   BRYCE PAUL PEAVY-THURMAN   TONY PEAY   TRUDY PEBLEY   JEREMY LEONARD PECANTY   MARK E PECK   RYAN M PECK   KYLE J PECKMANN   PAUL J PECONGE II   KYLER M PEDDY   DANIEL ALEXANDER PEDEN   CARTER PEDERSEN   JENNA PEDERSEN   POUL V PEDERSEN JR
AARON PEDERSON   BRAD PEDERSON   LORI A PEDERSON   CALEB R PEDIGO   TIMOTHY RAY PEDIGO   ALISSA PEDRAZA   DIONICIO PEDRAZA   PEDRO DIEGO PEDRO ANDRES   THABATA ROBERTA PEDROSO B DE OLIVEIRA   GUADALUPE PEDROZA JR   GUADALUPE PEDROZA   ANDREW JACKSON PEEBLES
JAMES EDWARD PEEBLES III   BOBBY PEEK   BRADLEY W PEEK   CHARLTON L PEEK   DALTON W PEEK   DELORIS A PEEK   ROBERT PEEL   CLARENCE HENRY PEELE   JAMES E PEELER II   BRANDY BOOTH PEEPLES   JONATHAN DAVID PEEPLES   MOHAMED RASOOL MOHIDEEN PEER MOHAMED
ROBERT ALEXANDER PEETE   MARK PEEVY   MARK PAUL PEGRAM   JONATHAN BRADLEY PEHOWIC   MICHAEL PEIL   OMAR PEIRO CAIRO   BRANDON K PEISER   AMANDA K PEITZ   MICHAEL J PEITZ   NICHOLAS J PEITZ   ROME A PELCZYNSKI   SHERI PELERINE   LESLIE W PELFREY   LOGAN PELKEY
JUSTIN CONNOR PELLEY   DONALD J PELLOR   RYAN J PELSTER   CAMERON JAY PELT   RYAN PELTER   JULIE M PELTS   WILLIAM DICKSON PELTS   ALEJANDRO PENA   ELIAS NA PENA   GABRIELA PENA   GERARDO GARCIA PENA   GLORIA ANITA PENA   JOSE ALBERTO PENA   MARCO PENA   GUSTAVO PENA CRUZ
OMAR PENA DUENAS   ENRIQUE PENA REINA   NICOLAS PENA SANCHEZ   YAZHIR SASHARY PENA-PEREZ   LOGAN EUGENE PENCE   SEAN E PENCE   WILLIAM MICHAEL PENCE   AUSTIN BLAKE PENDERGRASS   BRIAN S PENDERGRASS   RICHARD P PENDERGRASS   TOBY N PENDERGRASS
ZACHERY KEITH PENDERGRASS   ADAM C PENDLETON   AMBER MARIE PENDLETON   JIMMY SHANE PENDLEY   MATTHEW HOLDEN PENDLEY   JOSEPH A PENEPENT JR   EDDIE RAY PENIX   STORM ALEXANDER JAMES PENIX   DUSTIN THOMAS PENKUNAS   JUSTIN ALLEN PENLAND   DARRELL PENN
NOLAN RANDALL PENN   RICHARD M PENN   GARY D PENNELL   SETH D PENNELS   ARVIL KEITH PENNINGTON   BARRY W PENNINGTON II   CHRISTOPHER LEE PENNINGTON   RYAN EDWARD PENNINGTON   MARK A PENNOCK   THOMAS PENTON   GOWTHAM PENUMATSA   CHARLES WEYBRECHT PEOPLES
DEMETRIOUS PEOPLES   DENICE N PEOPLES   STEPHEN PEPIN   DONALD PEPLINSKI   NICHOLAS LEE PEPPER   MARK PEQUEGNAT   HECTOR NA PERALES   JEREMIAH LEE PERALES   TAIRON NA PERALTA LOPEZ   CADE AUSTIN PERCELL   JULIO DANIEL PERDOMO   WILFREDO JOSE PERDOMO   BOBBY A PERDUE
NATALEE J PEREA   TINA D PEREA   TREVOR R PEREA   DANIEL PEREA ZUNIGA   CLAUDIA YOLANE PEREIRA   JESENIA ABIGAIL PEREIRA   ULISES PEREIRA REIS   ADRIANA PEREZ   ALEXA DENNISE PEREZ   ANDRES PEREZ   ANDRES PEREZ   ANDREW SCOTT PEREZ   ANTONIO DEJESUS PEREZ
ARMANDO MANUEL PEREZ   BRANDON P PEREZ   CARLOS AXEL PEREZ   DANIEL PEREZ   DANIELA PEREZ   DAVID GLENN PEREZ   DAVID PEREZ   DAVID PEREZ   EDUARDO TORRES PEREZ   ELDER SAMUEL PEREZ   EMMANUEL PEREZ   FERNANDO PEREZ   GERMAN PEREZ   GUSTAVO PEREZ   HECTOR PEREZ
HUMBERTO PEREZ   JAVIER PEREZ   JEFFREY CRAIG PEREZ SR   JESUS PEREZ   JISELLE PEREZ   JOSE EMANUEL PEREZ   JOSE M PEREZ   JOSE R PEREZ   JOSE PEREZ JR   JOSE PEREZ   JOSHUA NICHOLAS PEREZ   MAIJA PEREZ   MARIE ELSA PEREZ   NICHOLAS NATHANIEL PEREZ   PABLO ISMAEL PEREZ
PABLO PEREZ   PEDRO EMILIO PEREZ JR   PRISCILLA PEREZ   RAMON NA PEREZ   RAUL CALDERON PEREZ   ROBERTO PEREZ   SANTIAGO ISRAEL PEREZ   WILDER PEREZ   WINEY V PEREZ BAPTISTA   CAMILO JOSE PEREZ BLANCO   VICENTE PEREZ GARCIA   WALTER A PEREZ GARCIA   ALFREDO PEREZ GONZALEZ
HUMBERTO PEREZ GONZALEZ   LUIS PEREZ LOPEZ   JOSUE MANUEL PEREZ MARTINEZ   LUIS A PEREZ MORALES   HUGO PEREZ OLIVA   JOSE PEREZ SERRATO   YASSAN PEREZ VALLADARES SR   TATIANA PEREZ VARGAS   EMILIANO REYES PEREZ Y PEREZ   JONATHAN PEREZ-MEMBRENO
PRABAHARAN PERIAKARUPPAN   KANAGESHPRABHA PERIANNAN   MOHANPRASAD PERIYASAMY   ADAM JACOB ROSS PERKINS   CARL H PERKINS   CHARLIE C PERKINS   CORY PERKINS   DEREK C PERKINS   JOHN R PERKINS   JOSEPH MICHAEL PERKINS   JOSEPH ROY PERKINS   KELLIE KNUFF PERKINS
KRISTIN PERKINS   MARCUS A PERKINS   NICOLE D PERKINS   ROBERT PERKINS   TREVOR D PERKINS   EMMA ROSE PERLEY   MELISSA PERMENTER   ALLYSSA D PEROTTI   EVAN CALLAGHAN PERRI   DONOVAN PERRON   NORMAND PERRON   AARON RUSSELL LEE PERRY   BRADLEY PERRY   CHASE ROBERT PERRY
CHRISTOPHER M PERRY   DANIEL PERRY   DARRELL SCOTT PERRY   DAVID PERRY   DONALD BRAD PERRY   ERNEST J PERRY JR   GARY BINGHAM PERRY   GINA R PERRY   JACOB A PERRY   JACOB PERRY   JESSE PERRY   JOSHUA TAYLOR PERRY   LEANN NAOMI ALMA PERRY   LEON W PERRY IV   LUKE AARON PERRY
MARK A PERRY   MATTHEW RYAN PERRY   MELISSA M PERRY   MICHAEL DEWAYNE PERRY   NICHOLAS VICTOR PERRY   PATRICIA JANELLE PERRY   PHILLIP PERRY   REGINALD PERRY   ROBERT A PERRY   SARAH DRUSILLA PERRY   SEAN PATRICK PERRY   STEPHEN MATTHEW PERRY   STEVEN C PERRY
TANNER C PERRY   TEEGAN PERRY   THADIOUS WOOD PERRY   THOMAS C PERRY   WALLY SCOTT PERRY   WALTER R PERRY IV   WALTER THOMAS PERRY II   HAYDEN PERSAD   KEVIN PERSAD   JONATHAN PERSADIE   SHAWN ADESH PERSADSINGH   SUZETTE H PERSAUD-WALCK   DUSTIN ANDREW PERSIANI
GERALD D PERSLEY   BRANDON T PERSON   RODNEY LEWIS PERSON   VINCENT S PERSON   CURTIS G PERSONS II   BALAJI PERUMAL   ESAKKI RAJA PERUMAL   HARI HARAN PERUMAL   RAJA PERUMAL   ABHAY PERVI   CECILIA PESCE   ASHDEN NA PESHLAKAI   SCOTT THOMAS PESONEN   CAROLE EMILY PESTA
DYLAN PESZKO   ROBERT PETER   ANTHONY SCOTT PETEREIN   MARION LEWIS PETERMAN   JOEY PETERMANN   AARON C PETERS   ASHLEY ELIZABETH PETERS   BRAD S PETERS   BRANDON EDWARD C PETERS   CODY PETERS   COREY J PETERS   DALLAS WAYNE PETERS   JASON PETERS   JEREMY A PETERS
JESSE PETERS   KALEB AUGUSTUS PETERS   KAREN L PETERS   KOLBY G PETERS   MASON ZACHARY PETERS   MICHAEL E PETERS   MITCHELL ANDREW PETERS   NEVIN DONALD PETERS   CASEY D PETERSEN   DALTON RICHARD PETERSEN   DANIEL J PETERSEN   GARY L PETERSEN   KEITH L PETERSEN
KOVAR ANDRUS PETERSEN   NATHANIEL R PETERSEN   RYAN PETERSEN   ALEX PETERSON   ARIEL PETERSON   BLAINE M PETERSON   BRAYLAN M PETERSON   BRAYVEN RODNEY PETERSON   CHASE M PETERSON   DEMETRIUS L PETERSON   DENNIS P PETERSON   ERIC D PETERSON   ETHAN SETH PETERSON
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RYAN DEWAYNE PETERSON   STEPHEN MATTHEW PETERSON   TIFFANIE MARIE PETERSON   ZACHARY K PETERSON   CODY JAMES PETIT   JUSTIN M PETIT   JAMES R PETRILL JR   JUSTIN D PETRILL   RYAN JAMES PETRILL   JONATHAN CLARKE PETRILLO   BRYAN J PETRUS   NATHAN PETRY   MISTI A PETT
DONELL PETTAWAY   BRET ALAN PETTIT   EDIE JO PETTIT   CLEANARD DORSIS PETTUS   DAVID R PETTUS   KELLY R PETZOLD   JASON LEE PEYTON   KYLE PFALZGRAF   BRADLEY S PFEFFERKORN   HUNTER PFEFFERKORN   JASEN P PFEFFERKORN   JEREMY D PFEFFERKORN   NATHAN J PFEFFERKORN
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AUSTIN ALAN PHILLIPS   AUSTIN RAY PHILLIPS   BLAKE PHILLIPS   BOBBY PHILLIPS   BRANDI NICOLE PHILLIPS   BRANDON AUGUST PHILLIPS   BRANDON KYLE PHILLIPS   BRYANT JAMISON PHILLIPS   CHAD DURHAM PHILLIPS   DANIEL PHILLIPS   DAVID PHILLIPS   DUSTIN DWIGHT PHILLIPS
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NICHOLAS PICKETT   RAPHEAL T PICKETT   JALEN DONYELL PICKETT HICKS   RICHARD S PICKING   TRAVIS PICKLE   AARON LYMAN PICKLESIMER   DEVIN CHARLES PICKLESIMER   KADEN PICKRON   JAIMIE LYNN PIDLYPCHAK   KARL PIECZARA   JUAN NOE PIEDRA BANDERAS   HOLLY A PIEKLIK   AUSTIN PIEL
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BALDEMAR PITA VILLASENOR BRIAN CHRISTOPHER PITCHER JONATHAN E PITHOUD TYLER ALAN PITHOUD ANDREW PITRE JODY A PITTENGER ANDREW S PITTMAN DERRICK DEKOVA PITTMAN JARETT PITTMAN KAREN R PITTMAN KENNETH LEFLOYD PITTMAN ROBERT L PITTMAN
STEVEN O PITTMAN ERIC W PITTS JOHN PITTS JR JOHNATHAN LEE PITTS JUSTIN DRAKE PITTS ROBERT BRICE PITTS STEPHEN PITTS VIRGILAN LYNN PITTS WILLIAM CHRISTOPHER PITTS APRIL DANIELLE PITTS BAGGETT JACOB J PITZ AUSTIN PITZER ROBERT A PITZER III MATTHEW PIVONKA
ARLEN WADE PIXLEY JORGE C PIZANO VICTOR MANUEL PIZANO JULIAN A PIZARRO JR MIGUEL ANGEL PIZARRO JUAN MANUEL PLACCO GABRIELLA EVITHA AURORA PLACENCIA TIMOTHY MICHAEL PLAISANCE ADAM F PLANER ERIC S PLANER ROD S PLANER ZACHARY EVAN PLANER
SCOTT PLANEY DUANE H PLANK ELDON H PLANK JEREMY MICHAEL PLANK MICHAEL D PLANK NATHAN H PLANK JAMES R PLANKEY OLIVER PLANTE WILLIAM PLANTS JOSE MARIA PLASCENCIA JULIO CESAR PLASCENCIA CHAD E PLASTERS NATALIA PLATASH CRYSTAL L PLATT JASON C PLATT
JUSTIN PLATUKIS BRADLEY V PLAYER CHARLES L PLAYER JR DAWN PLAYER ROBERT D PLAYER BEVERLY MAE PLAYFORTH-SUESS ROXANA ABIGAIL PLAZOLA HELEN EDITH PLEASANT MICHAEL E PLEASANT OLIVER D PLEASANT III COY WAYLON PLEMONS DION K PLESSINGER
KENNETH KYLE PLOCICA STEVEN CARL PLOENSE NORMAND PLOURDE CHRISTOPHER K PLUARD DOUGLAS LEANDER PLUARD ABDIEL PLUMEY-DIAZ CALEB M PLUMMER CHRISTOPHER ROBIN PLUMMER MICHAEL ROBERT PLUMMER SKYLER ROBERT PLUMMER TREYTON WESLEY PLUMMER
AARON PLUNK BRENNAN PLUNKETT JASON M PLUNKETT JIMMY TRAVIS PLUNKETT STEPHEN R PLYLER JASON OMAR POBLANO COLE POCHE RORY J POCHE CORY D POCHOP JEREMY D POCHOP MATTHEW J POCHOP ZACHARY C POCHOP TRAVIS J PODANY DANA D PODLISKA
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JEFFREY ALAN POHLMAN LANE THOMAS POHLMAN SHANE MICHAEL POINSON CHRISTOPHER J POINTER MALAKI JERMAINE POINTER GUILDO POITRAS STEVE POITRAS MARK D POLASKI ADAM BLINKE POLE BRIAN C POLECK ADAM J POLING CHRISTOPHER ALLEN POLING DANIEL J POLING
CHANDRASEKHARA RAO POLISETTY ANTWUAN J POLK BRIAN DOUGLAS POLK WILLIAM A POLK-GOOD LEE SCOTT POLLAN CHANCE BRAYDEE POLLARD RONALD EDWARD POLLARD STEVEN EARL POLLARD TIM POLLARD JR JUSTIN S POLLETT HENRY POLLETTA JENNIFER POLLIO
ANDREW DOUGLAS POLLOCK CHRISTOPHER R POLLOCK ERIC THOMAS POLLOCK GLENFORD POLLOCK GREGORY DON POLLOCK HUNTER KEITH POLLOCK NICHOLAS JAMES POLLOCK ROBIN N POLLOCK JACOB CHASE POLMAN WILLIAMS POLO SALOM JOSEPH OTIS POLSON ALVIN L POLT
BRADLEY A POLT DALTON DAVID POLT DANIEL J POLT JORDAN R POLT MICHAEL POLT NATHAN A POLT NICOLE A POLT STEVEN J POLT AMANDA POLUM AMANDA POLZE HUNTER L POMEROY NATHAN WILLIAM POMORIN CHRISTOPHER RYAN POMPA KEVON POMPEY CHRISTOPHER CORDAL POMPILIO
DERRICK POMRANKY ALBA E PONCE LUIS A PONCE BRIAN EVAN PONDER MICHAEL W PONDER RAVI KUMAR P PONNUKUMARAN N SELVAPRABHU PONRASU DENNIS P PONTON DAVID C POOL ABIGAIL MARIE POOLE BENJAMIN HAYES POOLE CODY POOLE DAVID C POOLE DEREK JAMAR POOLE
JOHNATHAN SHANE POOLE STEVEN CRAIG POOLE WILLIAM C POOLE III JAMES CASEY POORES ASHALATA POPAT AWHAD CALVIN L POPE GERTRUDE A POPE MEOUN F POPE MICHAEL L POPE NICK POPOVACKI IVANA POPOVIC AARON POPPER DENICE POQUETTE CHRISTOPHER ALLEN PORCH
CLARENCE L PORCHER RODNEY L PORCHER VAUGHN JORDAN PORCHER NICHOLAS PORDON MARIA REGINA DE GUADALUPE PORRAS JUAN MANUEL PORRAS RUEDA IVAN PORRAS SARMIENTO DINO A PORRAZZO MARK S PORRITT DEVAAMIRTHAM PORSELVAN SHARMITA SAHA PORSHIA
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ROY FRANKLIN PORTER III SIMMS L PORTER STEVEN PORTER SUSAN M PORTER TERRANCE ANTONIO PORTER LESA MELAINE PORTERFIELD MIGUEL A PORTILLO GUSTAVO GABRIEL PORTILLO EUCEDA JUAN ANTONIO PORTILLO-PINEDA ROBERT LEE PORTIS DAVID POSAS DOUGLAS ISAAC POSEY
THOMAS EBER LEE POSEY WYATT ANDREW POSEY STANISLAW E POSLUSZNY RICHARD F POSPISIL RYAN R POSPISIL KIRK POSS ROBERT POSS DYLAN MATTHEW POST JAMES FRANCIS POST BRANDON A POSTAL KENNEY DOYLE POSTEN GREGORY S POSTHAUER CHARLES O POSTON JR
CLINT A POSTON DAVID ALLEN POSTON JAMES M POSTON JAMES N POSTON JONATHAN P POSTON KYLEE NICOLE POSTON MICHAEL H POSTON JR MICHAEL WAYNE POSTON JR ROBERT DUNCAN POSTON RONNIE W POSTON SAMUEL WYATT POSTON TALBERT LUCAS POSTON
TYLER JAMES POSTON ZACHERY JAYCE POSTON RYAN P POTIER COLTEN DAVID POTKEY BROC DANIEL POTTER COLLIN LEE POTTER GARRISON KOLE POTTER GARY D POTTER KEVIN MICHAEL POTTER RUTH MACKENZIE POTTER SHANELLE LEE POTTER STEVEN TYLER POTTER
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AUSTIN SCOTT POWELL BRADLEY T POWELL BRANDON MICHAEL POWELL CALEB GARRETT POWELL CALVIN RODDIE POWELL II CHRISTOPHER RICHARD POWELL CHRISTOPHER S POWELL COBEY JAMES POWELL DANIEL LEE POWELL DARRYL T POWELL DEVERON POWELL DUSTIN POWELL
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NOAH ELIJAH POWELL ROBERT C POWELL ROBERT HAYDEN POWELL ROBERT L POWELL SAMANTHA JEAN POWELL SARAH LYNN POWELL TIKEYLA L POWELL TONERIAL ERNEST-DARNELL POWELL TONY M POWELL WAYNE POWELL WILLIAM WARD POWELL WILSON TRAVIS POWELL
SANDEE POWER CLYDE R POWERS CODY LEE POWERS EARL D POWERS ERNEST DEAN POWERS JACOB MITCHELL POWERS JACOB POWERS JEFFERY ALLEN POWERS JEFFREY J POWERS JOHN HANSFORD POWERS KATHERINE ELAINE POWERS LEAH DANIELLE POWERS LLOYD V POWERS
MARK E POWERS PRESTON XAVIER REED POWERS RAY POWERS ROCKWELL S POWERS III RUSSELL JAY POWERS SOPHIA LATRESE POWERS THOMAS JAMES POWERS AMY S POYNTER TERRY LYNN POYNTER CHRISTOPHER WAYNE POYTHRESS JASON LEE POYTHRESS WAYNE T POYTHRESS
NICKOLAS POZAR ALEX J POZDOLL RAUL ERNESTO POZO AKSHAY PRABHAKAR MHATRE SANTHOSH VISHNU PRABHAKARAN SAHIL PRABHUDESAI CAMDEN L PRACHYL PHILIP LAFOUNTAIN PRALL NATHAN P PRANGER BRANDON H PRATER ERIC WARREN PRATER MATTHEW A PRATER
MITCHELL PRATER ROBERT BENTON PRATER DAVID GEORGE PRATHER MATTHEW THOMAS PRATHER ANTHONY KINGSTON PRATT MAXWELL WALKER PRATT MELISSA N PRATT TRAVIS W PRATT BRANDON D PRAUNER JAYDEN JOE PRAUNER KYLE W PRAUNER PAYTON A PRAUNER
JUAN PRECIADO PATINO JYLES PREFONTAINE TODD PREISSIG MICHELLE MARIE PREISTER JULIE LACY PREJEAN BRANDON L PRELLWITZ CHRISTIE PRENTICE JAMES RENE PRESA TERRY PRESCHAT JR DAVE PRESCOTT ETHAN MATTHEW PRESCOTT JOHNNY B PRESCOTT JR WILLIAM E PRESCOTT III
JULIANNE PRESCOTT-WHITE ALEX STEPHEN PRESLEY CHARLES M PRESLEY DUJUAN L PRESLEY JENNIFER LEE PRESLEY JOSEPH DAVID PRESLEY JOSHUA C PRESLEY SEAN CHRISTOPHER PRESLEY FREDERICK LAMONT PRESSLEY VACHONE WOODROW PRESSLEY BRANDON PRESSLOR
JEFFREY A PRESSON THOMAS A PRESSON CHARMAYNE FLORENTYNA PRESTON JARRED THOMAS PRESTON JESSICA MARIE PRESTON MICHAEL A PRESTON MINDY MELISSA PRESTON NATHAN E PRESTON JEANNINE RIMKUS PRETLOVE EUGENE B PRETORIUS PHILLIP EDWARD PRETRE
ASHLEY PRETTY TJ PRETTY AYDEN HAYNES PREVATTE JOSHUA ANDREW PREVETTE DONALD K PREVOST JEFFREY JOSEPH PREVOST DENYS PRIADKA KELLEN SCOTT PRIBBANOW JOHN M PRIBNOW ALBERT LEE PRICE AMBER M PRICE APRIL M PRICE ARON J PRICE AVERY MORGAN ROURKE PRICE
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MICHAEL PRICE MORGAN SIMONE PRICE NICHOLAS E PRICE ROBERT PRICE RUSSELL PRICE RYAN N PRICE SAMUEL LAMAR PRICE TERIC TREVORR PRICE TIMOTHY J PRICE TREVOR STERLING PRICE TYLER LAURENCE PRICE WILLIAM T PRICE ADAM PRIDDY TONY M PRIDDY
REDRICK LAMAR PRIDGETT JASON M PRIEBE STEFAN MATTHEW PRIEDITIS SARAH ELIZABETH PRIEUR JOSHUA PRIEWE MICHELLE PRIEWE JARROD MICHAEL PRILL THOMAS M PRIM CHANCY PRIMAS ANTHONY J PRINCE CHAD SHANNON PRINCE JARED R PRINCE PRINCE PRINCE
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JOSHUA PAUL PRITCHARD JULIE MARIE PRITCHARD RON PRITCHARD PATRICK E PRITCHER DAVID W PRITCHETT JUSTIN DAVIS BOWMAN PRITCHETT STEVEN TYLER PRITCHETT ADAM WILLIAM BLAKE PRIVETT BRADLEY A PRIVETT COREY D PRIVETT LARRY DEE PRIVETT MATTHEW JOSEPH PRIVETT
TERRY PRIVETT R PRIYADHARSHINI TIMOTHY L PROCHASKA TRAVIS R PROCHASKA GEORGIA PROCK TIMOTHY W PROCK ADAM A PROCTOR BRAYDEN KYLE PROCTOR BRIAN LEE PROCTOR CHAUNCEY G PROCTOR CHRISTIAN PROCTOR JOSEPH PROCTOR JUSTIN N PROCTOR PRESTON PROCTOR
SCOTTY R PROCTOR SHARI L PROCTOR TAYLOR PROCTOR LISETTE E PROENZA CORY DAVID PROFFITT MATTHEW JAMES PROFFITT NOAH NATHANIEL PROKASH TYSON PROM MICHAEL W PROPER JUSTIN D PROPP AYDEN JAMES PROSOSKI THOMAS PHILLIP PROSSER WILLIAM CRAIG PROSSER JR
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MEAGEN NICOLE PRUETT WILLIAM KENT PRUETT RICHARD LEWIS PRUIS AUSTIN LEE PRUITT BROCK J PRUITT CHRISTOPHER BRAXTON PRUITT JEREMIAH PRUITT LARRY LEE PRUITT III MARION PRUITT III ROBERT LEMUAL PRUITT ROBERT TANNER PRUITT SARA PRUITT THOMAS LAMAR PRUS
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MATTHEW ALLEN PUCKETT BRYAN PUDDEPHATT DIEGO ALEJANDRO PUENTE LOPEZ JUAN M PUENTES DAVID EUSEBIO PUENTES GONZALEZ LONNIE ODELL PUFAHL JOSE PUGA DEBORAH A PUGH JASON M PUGH GARRETT PUGLISI PETER M PUGLISI CHRISTIAN PUJADAS RADMILA PUJIN
JOSEPH AARON PULCINO DONALD PULLEN JOHN PULLEN DAVID E PULLIN JARETT L PULLIN IRVING ARIEL PURATA SANCHEZ SR AUSTIN PURCELL JAMES PURDY SHAWN C PURPLE BRODY LEON PURSER S LANCE PURSER MICHELLE MARTIN PURSLEY AIDEN PURVIS ANGELA G PURVIS
BRIAN SCOTT PURVIS CHARLES A PURVIS DREW WINFIELD PURVIS ELIJAH PURVIS GARRETT CRAIG PURVIS GOWTHAM PUTHIYAVARASU AMY DAMESWORTH PUTMAN BARRIE WADE PUTMAN ELIZABETH KATHRYN PUTMAN JARED C PUTMAN JONATHAN HAYDEN PUTMAN AMY LEE PUTNEY
JON W PUTTERS HEATHER ANN PUZZETTI JOHN PUZZETTI JACKSON RILEY PYCK HONTZ JASON WAYNE PYLAND ANNE PYLE CHARLES PYLE JASON C PYLE RYAN P PYLE ANTIN PYLYPCHUK MAKSYM PYLYPCHUK TIMOTHY L QUAKENBUSH AMI BLAKE QUALLS CHARLES C QUALSET
JOHN M QUARLES JUAN JABOA QUARLES SR STANLEY ALVIN QUARLES CHRISTOPHER G QUATTRO KADE J QUAYLE KOLBY D QUAYLE HAROLD DEVIN QUEARRY FRANCESCA QUEARY BILLY QUEEN KRYSTAL QUEEN TYLER S QUEEN GAVIN TYLOR QUELNAN CHRISTOPHER M QUERTERMOUS
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CHAD C QUICK GREGORY G QUICK JAMES A QUICK JEFFERY BROCK QUICK KELLY QUICK SCOTT E QUICK BETH A QUIGLEY KIM QUIGLEY WILLIAM QUIGLEY JUAN LUIS QUILES ORTIZ GELAIJA SERENITY QUILLEN KATRINA MARIA QUILLEN BARBARA ANN QUIMBY BAILEE JOE QUINN
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PEDRO JOSE QUINTANA MEDINA SR ALEJOS QUINTANILLA FELIPE DE JESUS QUINTANILLA KENY QUINTANILLA OMAR ALEJANDRO QUINTANILLA EDUARDO V QUINTERO JOSE RICARDO QUINTERO TYSON BAILEY QUINTERO CARLOS A QUINTERO ANGUIANO MARK R QUINTOS GUILLERMO QUINZON
JAROD QUIRE DENNIS QUIRING LANORA QUIROGA GUSTAVO QUIROZ JUAN L QUIROZ KRISHNA R S N MOORTHY BRIAN J RAABE HUNTER JAMES RAABE AZZAM RAAD SHIVANI JIVANDAS RABADIYA TRAVIS A RABALAIS JEREMIAS RABANALES PATRICK D RABBASS RYAN S RABE
BORIS RABINOVICH PRINCESA LEE RABINOVICH MICHAEL KEITH RABON RONALD G RABON JEREMY RABY NATHAN W RACE ALEXANDER RACH DUANE M RACHUNOK DEANNA LUDONA RACKLEY JEFFREY G RACZKA JAMES M RADABAUGH JAKE RADER JARED RADER NOLAN JOHN RADER
KYLE ALBERT RADEY SANKARAN RADHA KRISHNAN THILAGAVATHI R RADHAKRISHNAN S LEONARDO RADICCHI SOARES CUNHA DANILO RADRIGAN ERIC RADTKE ADRIAN RADULESCU CALVIN RADY CANDACE RADY SHARON RAE ZACHAREY RAE COLTON RAEDEL SETH TYLER RAETZ
CHRISTOPHER RAFFANTI MICHELLE M RAFFETY MOHAMMED ARSHATH RAFIQ MOHAMMED DEVON M RAGAN BRYAN J RAGANOT ROGER RAGASA ADRIAN RAGBIR ANDREW RAGER REED RAGGIO MAHENDRA RAGHOO KRISTON RAGHUNANAN JASON ALAN RAGLAND BRYTON REED RAGON
JOSEPH MICHAEL RAGSDALE MICHAEL MARTIN RAGSDALE NICHOLAS RAHIM DARRIN LEE RAHM ANDREW LAWRENCE RAHMIG AARON M RAHN EMILY PAIGE RAHN KEVIN WILSON RAHN BRETT M RAHRER RIYAS KHAN R RAHUMADULLA M MANUEL WAYNE RAICIES BENJAMIN RAILEY
MICHAEL RAY RAINER JERRY A RAINES PERRY JOSEPH RAINES ANDREW F RAINEY LANDON BRENT RAINEY JOE COREY RAINS JOE B RAINWATER III YUGDEV RAJ VARSHA RAJ KUMAR HARRIKRISHNAN RAJA SABA RAJA JOSHUA H RAJAEE SRIKANTH RAJAGOPAL GURUPACKIYAM RAJAGURU
ABINASH RAJAN RAJAN ESWARLAL RAJAN TRYPHENA RAJANBABU JEEWANA RAJAPAKSA GURUNATH RAJARAM PATIL LAKSHMANAN RAJASEKAR SAHIL RAJENDRA DHAVDE GANESHKUMAR RAJENDRAN LAKSHMANAN RAJENDRAN PARAMASIVAM RAJENDRAN KARMEGAM R RAJENDRAN J
ARULPRAKASH RAJENDREN JEBA RAJ RAJENDREN CHITHRA RAJESHKANNAN KAMALESH RAJKUMAR RIGEL RAJPAULSINGH ALPHONSA RAJU DILIP KUMAR RAJU NICHOLAS HOWARD RALEIGH DAMON EVAN RALEY RONALD MICHAEL RALEY BRADEN LEVI RALPH HUNTER SCOTT RALPH
CINDY RALSTON SUJATHA RAMACHANDRAN DEVARAJ R RAMADAS R BRIAN EDWARD RAMAEKERS KAMALESH RAMAIYA KALIAPPAN RAMAKRISHNAN PRABAKARAN RAMALINGAM SARAVANAPERUMAL RAMALINGAM MANIKANDAN RAMAN SIVACHIDAMBARAM RAMANATHAN
MUPPIDATHI RAMAR RAGUL RAMAR VENKATESH RAMAR GOKILALAKSHMI RAMASAMY GOWTHAMAN RAMASAMY RAMKUMAR RAMASAMY ANIRUDH RAMBADHAN FERNANDO RAMBLAS ROBERT RAMBLAS WALTER FRED RAMBOW III PRIYA RAMCHANDANI VISHAKHA RAMCHANDRA MORE
DARIS RAMCHARAN MIGUEL RAMCHARAN RICHARD RAMCZYK GIDEON RAMDHANIE DAWN MICHELLE RAMER JEROLD RAMER JOSHUA DEAN RAMER DEEPAK NA RAMESH DIVYA RAMESH KOMBAIAH RAMESH RAJA RAMESH YOGESHSARAVANAN RAMESH ARUNKUMAR RAMESH KUMAR
SLOBODAN RAMIC ABNER RAMIREZ AILED RAMIREZ ALEJANDRA NOHEMI RAMIREZ ALFREDO RAMIREZ ANTHONY JULIAN RAMIREZ BILLY J RAMIREZ BRENDA YVETTE RAMIREZ BULMARO ELI RAMIREZ JR CANDELARIO RAMIREZ JR CARLOS RAMIREZ CHRISTOPHER GIOVANNI RAMIREZ
CHRISTOPHER RAMIREZ DARIO R RAMIREZ DAVID M RAMIREZ DELIA ANGELINA RAMIREZ EDGAR NA RAMIREZ ELSA BEATRIZ RAMIREZ FERNANDO RAMIREZ FRANCISCO J RAMIREZ HUGO DANIEL RAMIREZ IVAN RAMIREZ JANCO FABRICIO RAMIREZ JHALET RAMIREZ JONATHON WILLIAM RAMIREZ
JOSE L RAMIREZ JOSE LUIS RAMIREZ JOSE A A RAMIREZ JUAN A RAMIREZ JUSTIN ALEXANDER RAMIREZ LINDA A RAMIREZ LORENZO RAMIREZ MARIO HENRY RAMIREZ MICHAEL RAMIREZ MIGUEL JOSE RAMIREZ PAMELA M RAMIREZ PASCUAL RAMIREZ RAFAEL EDUARDO RAMIREZ
RAFAEL RAMIREZ ROMAN FRANCISCO RAMIREZ ROXANNE RAMIREZ RUBEN RAMIREZ SALVADOR F RAMIREZ SAUL RAMIREZ SERGIO RAMIREZ TRANQUILINA FLOR DEL ROSARIO RAMIREZ VICTOR DAVID RAMIREZ ALEJANDRO RAMIREZ MARTINEZ JOSIAH ALEJANDRO RAMIREZ MARTINEZ
CARLOS ALBERTO RAMIREZ RAMIREZ MIGUEL ANGEL RAMIREZ ROMERO DANIEL RAMIREZ VIELMA JORGE RAMIREZ-CABRERA ELISEO L RAMIREZ-PAZ RAJIV RAMKHELAWAN DENNIS RAMKISSOON ANUSHA RAMKISSOON-FORTE JESSICA RAMLOCHAN SEERAM RAMLOCHAN
BENJAMIN DAVID RAMM LENNART RAMM CARTER WINSTON RAMMES SUNEAL RAMNATH GERALYN M RAMOLD CRISTOBAL RAMON ADRIAN RAMOS ALFREDO NONE RAMOS ANDRES RAMOS JR HENRY RAMOS JULIAN RAMOS LUIS RAMOS MANUEL REFUGIO RAMOS MARCOS A RAMOS
MARCUS ANTHONY RAMOS MARIO A RAMOS ROBERT JOSEPH RAMOS VLADIMIR RAMOS LUIS ENMANUEL RAMOS LOPEZ CRISTIAN R RAMOS OLAVES RODRIGO RAMOS PEREZ JONATHAN JARED RAMOS TORRES JORGE D RAMOS VALENZUELA FERNANDA RAMOS-GARZA JORDAN MISAEL RAMOS-
RICO ALANA RAMPERSAD SANDRA RAMPERSAD SHOBHA RAMPERSAD CLIFFORD E RAMPTON JOEL J RAMPULLA RONNIE RAMSARAN RYAN RAMSAWAK AIMEE ALLISON CIPICCHIO RAMSAY PETER JOHN RAMSAY TAYLOR RAMSAY KRISTOPHER R RAMSDELL MITCH RAMSDELL
BENJAMIN T RAMSEY CHRISTOPHER ROSS RAMSEY CLIFFORD ALLEN RAMSEY JASON FLETCHER RAMSEY LOGAN ALEXANDER RAMSEY PETER W RAMSEY PHILIP M RAMSEY TOMMIE D RAMSEY TRAVIS C RAMSEY SURYA RAMU CHRISTOPHER J RANALLI BRIAN RANDALL MALACHI JOESPH RANDALL
THOMAS B RANDALL TIM RANDALL WILLIAM D RANDALL MITCHELL JOSEPH RANDAZZO JOHNATHAN J RANDELL HUNTER JAY RANDL CASEY B RANDLE CORNELIUS D RANDLE DANA C RANDLE CHAD M RANDLES MICHAEL A RANDLES CHASE S RANDOLPH GABRIEL KANE RANDOLPH
JAMES M RANDOLPH JERRY RANDY RANDOLPH MARK E RANDOLPH SUMMER K RANDOLPH WESLEY BLAKE RANDOLPH MATTHEW DAVID RANDS BENJAMIN M RANES CAROL A RANES CHRISTOPHER ERIC RANES DARRELL W RANES MANO BALAJI RANGANATHAN NAUVASARI RANGANI
ANGEL RANGEL ANTONIO RANGEL GUADALUPE DE JESUS RANGEL OSCAR FERNANDO RANGEL PEDRO RANGEL SEBASTIAN RANGEL AARON RANGEL FUENTES LUIS RANGEL HINOJOSA MITCH RANGER TACHIINII SCOTT RANGER DATHAN RICHARD RANJEL GERMANY RANKIN KARL CALVIN RANKIN III
MARKITA RANKIN SHELDON LEE RANKIN COLTON CHAD RANSBOTTOM KEITH L RANSEN ARBON CARL RANSOM LARRY KEITH RANSOM CAMERON B RANTON MICHAEL ANTHONY RANUCCI JR RAMESH RAO SITHARAMA RAO JOHN ALAN RAPACZ JOSHUA SHAUN RAPER MAGGIE ALAINA RAPER
JASON LEE RAPIER JENNIFER HOLLY RAPIER JOSHUA EUGENE RAPIER TYLER JOSHUA RAPIER GREGOIRE D RAPILLARD ASHLEY ROSE RAPKA JAMES MATTHEW RAPP COLE MASON RAPPOLEE PHILIP J RARDON CALEB SHON RASMUSSEN GREGORY S RASMUSSEN JOHN RICHARD RASMUSSEN
JOSHUA R RASMUSSEN KORINNE RASMUSSEN MITCHELL RASMUSSEN RUSSELL E RASMUSSEN II RUSSELL E RASMUSSEN RUSTY J RASMUSSEN TERRY L RASMUSSEN TYLER TRENT RASMUSSEN AMRAL RASOOL MOHAMED RASOOL MOHIDEEN CHARLES ANDREW RASPBERRY DAKOTA G RASSMAN
JOHN FULLER RAST MATTHEW GLEN RAST MICHAEL ANDREW RAST MOHAMED RASUL MYDEEN TIMOTHY E RATCLIFF KENNETH RATELLE TERRY H RATH SUTHAHAR R RATHA KRISHNAN S MARTHAMMAL RATHANAM MICHAEL STEPHEN RATHBURN DEVARAMACHANDRAN RATHINASAMY
JEREMY DEREK RATLEDGE JASON ANDREW RATLIFF SAMUEL RATLIFF FREDERICK FREDDELL RATTLER MATHEW RATTRAY VALERIE L RAU BLAKE E RAUCH TIMOTHY J RAUCH ARTURO ROBERTO RAUDALES GARCIA ASIM RAUF JOHNNY WADE RAULERSON JR MARCY LEIGH RAUSCH
SHAWN D RAVENELL EMMA RAVENS PAUL R RAVENS MADHAN R RAVI K SARAN KUMAR RAVI KUMAR PRAVEEN RAVICHANDRAN M SAKTHI RAVINDRAN SUBATHRA RAVINDRAN CALEB RAVN JAMES A RAWLINGS BRAXTON RAWLINSON MADISON RAWLINSON DIANNA CHRISTINE RAWLS
DONNIE NORMAN RAWLS GEOFFREY O RAWLS DEMITRIUS RAWLUK DUANE RAWLUK AMON RAY BRETT WAYNE RAY CALEB RAY CHRISTOPHER J RAY CHRISTOPHER LASHON RAY DAVID GORDON RAY DAVID LEGRAND RAY II DEREK L RAY DEWEY EDWARD RAY III DONNIS JEAN RAY
JAMES C RAY II JASON D RAY JEBODIAH THOMAS RAY JERRY W RAY JOHN MICHAEL RAY JONAH RAY JUSTIN D RAY KARL LEANELL RAY KEVIN D RAY LEAH MARIE RAY MASON RAY RANDY RAY ROBERT GRANT RAY SCOTTIE L RAY VICTORIA FRANCES RAY WILLIAM RAY ZACHARY KENT RAY
JOSEPH D RAYAS BRANDON R RAYBORN JESSE J RAYBURN ROBERT LEE RAYBURN II ERNEST RAYFIELD SHAUN MICHAEL RAYHILL ELIZABETH R RAYLE GARY RAYMER LISA A RAYMER MICHAEL BERNARD RAYMON DALTON THOMAS RAYMOND DARREN RAYMOND EDYE RAYMOND
MICHAEL RAYMOND NOAH LARRY RAYMOND CHRISTOPHER J RAYNER JOSE D RAYO COLTON JAMES RAZER JOAQUIN RAZO JOSEPH R RAZO BRUCE D REA MICHAEL REA DYLAN BLAKE REACH JASON LAYNE REACH DANIEL LEE READ JOHNATHAN K READ ALLEN J READEL
DAKOTA LAWRENCE READEL DAVID V READING JEFFREY A READY JUSTIN D REAGAN PHILLIP WILLIAM REAGAN TONYA R REAM JOSHUA STEPHEN REAMES NATHAN REAP JERRY CHRISTOPHER BRANDON REASON JOEL ANDREW REASON MARTIN D REBBEC BETTINA CLAIRE REBMAN
EDUARDO REBOLLAR ALLISON LOUISE REBOTTARO MAX L REBOTTARO KRISTOPHER REBSTOCK SHANE RECE RAMON RECHY NICHOLAS R RECINDUS JACOB ANDREW RECKNER JOHANNA RECNY COLIN CURTIS RECORD HUNTER R RECORDS ZACKARY RECORDS DEREK JACOLB RECTOR
LISA ANN RECTOR BROOKLYN NICOLE REDDEN CHRISTOPHER REDDEN MATTHEW CALEB REDDEN STEPHEN REDDEN HAYDEN HUNTER REDDERS DEVAIL A REDDIN CARLIE J REDDING MAHESH GANGASANI REDDY TIMOTHY W REDENBAUGH TANMAY REDHU JOSEPH MATTHEW REDING
KOREEN RESHELL REDIX NEAL W REDMON JEROME M REDMOND II NICHOLAS RYAN REDMOND EVAN REDOBLADO BENJAMIN LEE REECE DRAVEN MICHEAL EDWARD REECE ETHAN MICHAEL REECE JUSTIN CORT REECE LAYNE WYATT REECE MALINDA K REECE NICOLE ELIZABETH REECE
AARON JOSEPH THERON REED AMOS REED BRIAN TERELL REED CAMERON REED CLYDE E REED CODY JOE REED CYNDEE REED DEVIN LEWIS REED DONNIE RAY REED GERRIT E REED HANNA PATRICIA REED JARED M REED JASON M REED JEFFERY AARON REED JERRY L REED JOHN EDWIN REED
KIM MARIE REED LARRY REED LEIGH J REED LISA J REED MARTY J REED OWEN MICHAEL REED SAMUEL MYLES LENTZ REED SPENSER JACK REED TANNER S REED THOMAS MICHAEL REED JR TIMOTHY D REED TRAVIS RICHARD REED TYNEISHA RENAI REED ZACH VINCENT REED
DALLIN RUSSELL REEDER JASON T REEDER THOMAS L REEDER JAMES M REEDER THOMAS DAVID L REEDY HUNTER REED-YOUNG GAVIN ROSS REEL NICKOLAS D REEL H BRADLEY REES KRISTINA MARIE REES ALEK BENJAMIN REESE DANIEL J REESE DIKEEYE DONELL REESE JEFFREY W REESE
JULIA KIMBERLY REESE NICHOLAS J REESE RHIANNON F REESE CLAYTON E REETER SR ALEXANDAR KEEGAN STARK REEVES ALISON KAY REEVES ARCHIE M REEVES BRENT REEVES CASEY ALEXANDER REEVES COLLIN REEVES JACKIE D REEVES JONATHAN REEVES LARRY D REEVES
LUKE ALSTON REEVES MELISSA REEVES PHILIP BLAKE REEVES ROBERT V REEVES JR STEFANIE L REEVES STEPHEN H REEVES TIM WAYNE REEVES TIMOTHY J REEVES ZACHARY B REEVES GLORIA PAOLA REGALADO PHILLIP REGALADO RAMON REGALADO MORALES FERNANDO REGALADO-CRUZ
MATTHEW PEREZ REGAN MEGAN ROSE REGER HARLEY MERTON REGISTER KENNETH REGISTER ROBERT M REGISTER JR BRADLY JOSEPH REGNIER NATHAN CHARLES REHMER JUSTIN DAVID REHWINKEL DORIANN G REICH KOREY FORREST REICHARDT TOBYJOE NA REICHARDT
KYLE CHRISTOPHER REICHERT MICHAEL REICK BRANDON ALAN REID DANIEL REID DAVID A REID DENNIS REID DONALD REID KENNETH D REID MICHAEL REID RAYMOND JUNIOR REID II SCOTT A REIDT MICHAEL P REIDY SHAYLEE M REIFEL TERRY L REIGLE TYLER JAY REIKOFSKI
DAVID B REILLEY ALEXANDER RAFAEL REINA-BERMUDEZ JUSTIN REINBERGS JASON D REINER JENNIFER SUE REINERS BRITTANY N REINESCH JOHN H REINHARDT SCOTT REINHARDT JACOB P REINHART LUCAS J REINHART MICHAEL REINKE CRYSTAL G REINKEN MICHAEL D REINKEN
NICHOLAS J REINOEHL PHILIP C REINOEHL TODD E REINOEHL AUNDREA MARIE REIS KYLE N REISENWEBER CLINT O REISNER LUKE A REISNER SHAWN LAMAR REISS WAYNE E REISSMANN MARK DANIEL REIST HUNTER REITH TAMI REITH CHRISTIE ANN REITZ KIMBERLY ANNE REITZ
TIMOTHY JOHN REITZ DAVID REKIETA KAREN RELFE BRADY RELIHAN KOLTON D RELLES JENNIFER M RELYEA RONEY REMI JUSTIN REMIRATA DAVID M REMLEY ALIAH REMOQUILLO BROOKS L REMP ADAM W REMPFER KEVIN LLOYD RENCK ZSUZSANNA RENDECZKY CRYSTLE-LYNN RENDON
TAYLOR RENDON CORY AARON RENFRO JASON M RENFRO COLTON BRANT RENFROW SAKTHIVEL RENGANATHAN SENTHILKUMAR RENGANATHAN KADIS E RENIER STACEY C RENISON JORDEN RENKAS JOSHUA RENNEBOOG TRE RENNIE KIMBERLEY A RENSO ALEXANDER CABRALES RENTERIA
FRANK JR RENTERIA LUIS RENTERIA MARIA RENTERIA TOMAS RENTERIA BUSTOS JOSE CARLOS RENTERIA FLORES EDUARDO RENTERIA-CONTRERAS SARAH LYNN RENTZ DUSTIN REOME JOHN PAUL RESCHENBERG WILLIAM THOMAS RESCHENBERG LEOPOLDO RESENDIZ-RAMIREZ
DIANA RESTREPO CASTRO ALFRED RESURRECCION HECTOR RETA GAGE T RETHWISCH JAMES RETTIG ROGER MERRILL RETTIG IV AMANDA RAE HISE RETZINGER CALVIN S RETZLAFF ERIC S RETZLAFF SHAWN CAMERON REUILLE SHELBY REULET ARMIN NA REUTER ETHAN REUTER
JOHN LAWRENCE REUTTER BILL C REVELL DUSTIN C REVELL GUY S REVELL JAMES R REVELL SR WILLIAM EDWARD REVELL WILLIAM GARRETT REVELL ALLEN REVELLE MARLIN R REVERTS LUVENIA MAE REVIS GIOVANNI CLIFFORD REWIS DANIEL RUNZE REXICKER BRANDON WAYNE REXROADE
ALEJANDRA SHARAI REYES BARBARA JEAN REYES BRANDON JOEL REYES CARLOS A REYES EDUARDO REYES FRANCISCO REYES GABRIEL GUERRA REYES GUADALUPE REYES HANNAH ELIZABETH REYES JOHNNY R REYES JONATHAN REYES JOSE J REYES JOSE LUIS GALEAS REYES
MARCUS LEE REYES RAYMOND LEONEL REYES RONALD M REYES RONIE REYES SABRINA REYES SAID REYES SANTIAGO REYES VIRGILIO GONZALES REYES DIEGO REYES ANDRADE WALTER REYES ANDRADE ALEJANDRO NA REYES JIMENEZ JENA ARLIN REYES MARTINEZ
JUAN LUIS REYES RODRIGUEZ CARLOS RAUL REYES SANCHEZ SR MIGUEL REYES-DIAZ OCTAVIO REYES-REYES RICARDO NA REYNA SOYLA PATRICIA REYNA OSCAR EMMANUEL REYNAGA ANTHONY REYNOLDS BRIAN L REYNOLDS CHRISTOPHER DWAYNE REYNOLDS CHRISTOPHER NEWLIN REYNOLDS
DAVID L REYNOLDS DAVID M REYNOLDS DAVID T REYNOLDS DEVIN D REYNOLDS ERIN MARIE REYNOLDS GREGORY D REYNOLDS HIRAM REYNOLDS JAMES SCOTT REYNOLDS JODY L REYNOLDS JON ADAM REYNOLDS MELEAH B REYNOLDS QUENTIN D REYNOLDS SCOTT T REYNOLDS
SETH H REYNOLDS STEPHEN LEROY REYNOLDS STEPHEN MICHAEL REYNOLDS STEVEN REYNOLDS TRAVIS REYNOLDS WILLIAM JAMES REYNOLDS DANIELLE MARIE REYNOLDS-LUSK FERNANDO REYNOSO PAULA-MAY SIMMONE REYNOSO AKETZALI REYNOSO VELAZQUEZ JOSHUA J RHEAD
KAMERYN TRISTAN RHEUARK NATHANIEL SCOTT RHEW JEFFREY L RHINE CLINTON RHOADES RYAN ADAM RHOADES KELLEN CHARLES RHODA BILLY D RHODEN CHARLES L RHODEN CLAY ASHTON RHODEN DYLAN LANE RHODEN ANTONIO ANTWAN RHODES CAROL L RHODES
DEBORAH ANN RHODES DEREK RHODES GARY M RHODES GERALD DALE RHODES IRENE C RHODES JARED W RHODES JASON RHODES JOHN RHODES JONATHAN WHITNEY RHODES JUSTIN D RHODES KENTRELL RHODES KIMBERLY WEBB RHODES LESTER ANDREW RHODES MICHAEL A RHODES
MICHAEL J RHODES PRESTON HARRISON RHODES ROCKY WAYNE RHODES TIMOTHY MITCHELL RHODES TYLER KEITH RHODES YOLANDA RHODES JONATHAN DANIEL RHODY BRANDON E RHONEHOUSE TIMOTHY RHYNES JONATHAN M RICARD RICHARD RICCIARDI ENZO RICCIO ALLEN RICE
BRODY JOE RICE CASEY LEIGH RICE CHRIS RICE CHRISTIAN CARDAIN RICE CHRISTOPHER B RICE CHRISTOPHER D RICE CLINT E RICE DANIEL RICE FREDRICK E RICE KYSIAH MONROE RICE MATTHEW RICE MICHAEL JOHN RICE MICHAEL RICE NATHANIEL D RICE PAUL D RICE JR PHILLIP RICE
THOMAS H RICE III TINA RICE TRAVIS J RICE WILLIAM JOSEPH RICE TYSON RICE RAY BARBARA RICH CHAD P RICH GARY T RICH GERALD LOREN RICH JR JULIE A RICH JUSTIN ALAN RICH NATHANIEL RICH REX L RICH TONY RAY RICH TYLER D RICH CHARLES K RICHARD HAROLD DAVID RICHARD
AUSTIN C RICHARDS DANIELLE RICHARDS DANNY A RICHARDS DAVID RYAN RICHARDS DENISE RICHARDS DUANE RICHARDS JOSEPH RICHARDS KATHY JEAN RICHARDS KYLE HAYDEN RICHARDS MATTHEW RICHARDS PETER CHRISTOPHER RICHARDS SADIE RICHARDS SPENCER J RICHARDS
TAMERA L RICHARDS WESLEY J RICHARDS AARON ALLEN RICHARDSON ALBERT MORGAN RICHARDSON ALEXANDER RUSS RICHARDSON ANTHONY A RICHARDSON AUSTIN RICHARDSON BENJAMIN A RICHARDSON BENNY RICHARDSON BLAKE DYLAN RICHARDSON BRENT NELSON RICHARDSON
BRETT A RICHARDSON BRIANNA RAQUEL RICHARDSON CALEB RICHARDSON CHAD N RICHARDSON DALLAS WADE RICHARDSON DARRELL EUGENE RICHARDSON DAVIAN DION RICHARDSON DAVID RICHARDSON DEREK J RICHARDSON DYLAN RICHARDSON EASTON RICHARDSON
EREK RICHARDSON ERIC E RICHARDSON GABRIELLE GRACE RICHARDSON GEORGE LARRY RICHARDSON GREIG BRANDON RICHARDSON JACKSON BAYLEE RICHARDSON JACOB T RICHARDSON JAMES SCOTT RICHARDSON JASON TYLER RICHARDSON JEFFREY B RICHARDSON
JOHN KENNEDY RICHARDSON JOHN P RICHARDSON JONATHAN R RICHARDSON JUSTIN PAUL RICHARDSON KIERON RICHARDSON KYLE J RICHARDSON MARLON RICHARDSON MATTHEW BLAIR RICHARDSON MATTHEW JACK RICHARDSON MICHAEL E RICHARDSON MONIQUE KIMIKO RICHARDSON
MONTEZ DEVON RICHARDSON NATHANIEL RICHARDSON JR NEDRA RICHARDSON PATRICK R RICHARDSON PRESTON EDWARD RICHARDSON ROBERT EUGENE RICHARDSON ROBERT LAMAR RICHARDSON ROBERT WARREN RICHARDSON ROBERT RICHARDSON SCOTT A RICHARDSON
SHAPHAN R RICHARDSON SHAWN D RICHARDSON STEPHEN W RICHARDSON TAYLOR T RICHARDSON THOMAS ALEXANDER RICHARDSON TINA GAYE RICHARDSON TROY R RICHARDSON TROY RICHARDSON WADE CLAYTON RICHARDSON WILLIE J RICHARDSON ZACHARY LEE RICHARDSON
BRANTLEY RICHBURG DANIEL PERRY RICHBURG MEAGAN RICHERZHAGEN WILLIAM L RICHERZHAGEN BRANDON COOPER RICHEY JOHN TYLER RICHEY LORNA K RICHEY RANDALL PATEN RICHEY TYSON D RICHEY MATTHEW PAUL RICHGELS GERALD J RICHIE SAMUEL RICHINS
BENJAMIN P RICHLING JEREMY A RICHMAN ALEXANDER AUSTIN RICHMOND FRANKLIN JOEY LEE RICHMOND FREDRICK ALAN RICHMOND JENNIFER RICHMOND JUSTIN HERBERT RICHMOND BRIAN L RICHTER JASON A RICHTER TIFFANY M RICHTER KELSEY NICOLE RICHTERFRIEND
ANDREW MICHAEL RICHTIG CARL ALLAN RICKARD TIMOTHY RICKARD JARED DANIEL RICKETT JUSTIN DURAN RICKETT PAUL EDWIN RICKETT SHELBY SAVANNAH RICKETTS KENNETH CRAIG RICKMAN KENNETH RICKMAN LESLIE BRIAN RICKMAN LONNIE J RICKMAN GRADY CHADWICK RICKS
JOHN E RICKS MATTHEW RICKS SPENCER M RICKS TRAVIS ALLEN RICKS LUIS RICO JOHN H RIDDELL LAURA RIDDELL ROBERT RIDDELL BRIAN KEVIN RIDDICK JAMES R RIDDICK PATRICK L RIDDICK PATRICK LAMONT RIDDICK II WILLIAM C RIDDICK JR COOPER WILLIAM RIDDLE
DANIEL LEROY RIDDLE JASON W RIDDLE LARRY DALE RIDDLE TIM E RIDDLE WILLIAM RIDDLE JR ROCHELLE M RIDENBAUGH BRADLEY RIDEOUT ADAM R RIDER RANDALL D RIDER ERIK JULIUS RIDERNOUR KYLE BRADLEY RIDGE CECIL NORWOOD RIDGILL III JOHN WESLEY RIDINGS
ZACHARY RYAN RIECK JAYSON A RIEDEL MICHAEL R RIEGER COURTNEY FEINER RIEGLE DALTON JAMES RIEKE BRAD RIEMENSCHNEIDER CHAD WILLIAM RIEMENSCHNEIDER MATHIEU RIENDEAU-COOL ADAM RIES STUART W RIES DOUGLAS P RIESBERG JUSTIN L RIESE MARK ROBERT RIESENBERG
DOUGLAS D RIFE GARY K RIFFLE JR TYLER S RIGBY DEREK N RIGGS GARY AUSTIN RIGGS IAN MAUPIN RIGGS JACOB S RIGGS JAMES STERLING RIGGS JASON A RIGGS JASON RIGGS MATTHEW LANCE RIGGS TAYSON ANDERSEN RIGGS MADISON ANN RIGSBY MICHAEL BRANDON RIGSBY
ZACHARY JACOB FRANKLIN RIHM SUELA RIKA FREEMAN E RIKARD RONALD EUGENE RIKARD III AIDEN RILEY ALEXIS G RILEY ANTHONY JOSEPH RILEY CHAD C RILEY CHRISTOPHER M RILEY SCOTT J RILEY STEPHEN A RILEY MARIE RIMAC DARYL RIMMER ART RINBOLT JESSE R RINCON
OSCAR RINCON MUNOZ JAGER TIMBER RINDERKNECHT RUSTY ODELL RINDERKNECHT TIMBER RINDERKNECHT JOSHUA RINDLISBACHER BEAU L RINEHART DALTON RINEHART GLENN E RINEHART RUSS A RINEHART SAMUEL HUNTER RINEHART TIMOTHY JAMES RINEHART
ZACHARY WILLIAM RINEHART JESSICA RINES HANNAH GRACE RINEY PHILIP GREGORY RINEY STACEY CHARLES RINEY DANIEL RYAN RING JOSHUA B RING FERJERALD R RINGER LAMONICA RINGER TIFFANY MARIE RINGER SHANE MATTHEW RINGLUND ADRIAN PAUL RINGUS JONATHAN D RINKINES
NICHOLAS P RINKS ALEXIS RIOS CESAR RIOS CHRISTOPHER R RIOS LEO ALEXANDER RIOS MAXIMILIANO RIOS MICHAEL A RIOS VICTOR RIOS ADYANES RIOS ADORNO EFRAIN RIOS ESTRADA JOSE MIGUEL RIOS LOPEZ NOE OSVALDO RIOS QUEZADA FRANCISCO RISCAJCHE COTOC

JEFFREY RISDILL ROBERT EDWARD RISHER PAUL A RISING DANIEL J RISINGER HUNTER L RISKEN BRANDY D RISNER BRETT RISNER NICHOLAS B RISNER RICHARD T RISNER KYLE JAMES RISOR RYAN T RISTAU SHANNON E RISTAU CHRISTOPHER WADE RISTER DANIEL THOMAS RISTON
CHASEN RITCH CODY A RITCH GEORGE A RITCH COLBY RITCHEY DANIEL M RITCHEY DEVONA JEAN RITCHIE-HAYSLIP KENADIE RITSCO ALEXZANDER GRANT RITTENBERRY SAMUEL R RITTENBERRY HERBERT L RITTER II JACKSON RITTER JAMES ALBERT RITTER JUSTIN SCOTT RITTER
KHARY RITTER KYLE MAX RITTER ADAM R RITTERMEYER BRAYDEN JAMES RITTSCHER CALEB KENNETH RITTSCHER ARMANDO A RIVAS CECILIO RIVAS JR JESSE A RIVAS OSCAR RIVAS YURY RIVAS ASPRON ADRIANA LISBETH RIVAS GONZALEZ BILLY JACK RIVERA CARLOS ALBERTO RIVERA
DANIEL RIVERA DANYELLE LEE RIVERA ELSA RIVERA JASON P RIVERA JEOVANNI RIVERA JONATHAN RIVERA JORDAN ANTHONY RIVERA JOSE GERARDO RIVERA JUAN JESUS RIVERA KAREN NICOLE RIVERA LENNY ANTHONY RIVERA LIVIO MANUEL RIVERA LUIGUI RIVERA LUIS ERNESTO RIVERA
MANUEL ENRIQUE RIVERA MARISA DENISE RIVERA ROBERTO JAVIER RIVERA VICTOR RIVERA VICTOR RIVERA VICTOR RIVERA JOSE M RIVERA VASQUEZ JASMINE MARIE RIVERA-LOPEZ WILLIAMS JESUS RIVERO RODRIGUEZ ORLEYDIS RIVERON MARIA ISABEL RIVEROS SANDOVAL
ABIGAIL MIRIAM KAY RIVERS ALLEN RIVERS JOHN A RIVERS JUSTIN LERAND RIVERS SCOTT A RIVERS SERGIO ROMAN RIVOS JEFFREY KEITH RIZER DEJAN RIZVAN JOHN F RIZZUTO AUSTIN LANE ROACH DANIEL D ROACH HARRISON MARTIN ROACH JOSHUA ROACH SCOTT ROACH
ZACHARIE BRIAN ROACH JUN ROALLOS LACY LEANNE ROARK ANDREW ROBAR CHRYSTLE ROBARGE CHRISTOPHER JAMES ROBB EVAN ROBB AARON ROBBINS BRADLEY KEITH ROBBINS DEREK ANTHONY ROBBINS KENNETH J ROBBINS PHILIP J ROBBINS RANDY ALAN ROBBINS
SCOTT WESLEY ROBBINS SHAWLAN V ROBBINS LYNNETTE ROBERDS DUSTIN WAYNE ROBERSON ERNEST A ROBERSON HERBERT A ROBERSON JEFFERY S ROBERSON JEREMY E ROBERSON JEREMY EUGENE ROBERSON JR ROBERT L ROBERSON SHELDON DEWITT ROBERSON
STANLEY LEON ROBERSON WILLIAM C ROBERSON AUSTIN W ROBERT AMANDA ROBERTS BRENDAN PAUL ROBERTS CAMPBELL ROBERTS CEDRIC ROBERTS CHARLES A ROBERTS CHARLES JOSEPH ROBERTS CHRISTIAN ANTHONY ROBERTS CHRISTINA KAY ROBERTS CHRISTOPHER A ROBERTS
CLAYTON JARED ROBERTS CODY BRYANT ROBERTS CRAIG THOMAS ROBERTS DANIEL B ROBERTS DANIEL JAMES ROBERTS DANIEL ROBERTS DARIAN ROBERTS DAVID ROBERTS DAVID ROBERTS DONANNA HAYNES ROBERTS DONOVAN RAY ROBERTS DORAN LEVI ROBERTS DUSTIN LEIGH ROBERTS
EMILY ELIZABETH ROBERTS GARY WAYNE ROBERTS JACOB ROBERTS JAMES ERWIN ROBERTS JAMES MICHAEL ROBERTS JARED MARK ROBERTS JEFFERY WINSTON ROBERTS JEFFREY LANDON ROBERTS JESSE LLOYD ROBERTS JOHN ALLAN ROBERTS JONATHAN EARL ROBERTS JOSH D ROBERTS
JUSTIN LYNN ROBERTS KADEN JUSTIN ROBERTS KATHLEEN RIGNEY ROBERTS KEITH ROBERTS KENARD LEON ROBERTS KEVIN ALAN ROBERTS LARRY CHUCK ROBERTS LISA SUE ROBERTS MATTHEW DAVID ROBERTS PATRICIA ROBERTS REBECCA ANN ROBERTS ROY KEITH ROBERTS
RUSSELL WAYNE ROBERTS SCOTT D ROBERTS SEAN MICHAEL ROBERTS SHAWN ROBERTS STEVEN ELLIS ROBERTS SUZANNE ALLEN ROBERTS TRISTAN KYLE ROBERTS VIRGIL BRIAN SLY ROBERTS WILLIAM HENRY ROBERTS ZACHARY STEVEN ROBERTS CHARLES D ROBERTSON
COLLEN W ROBERTSON DANIEL KYLE ROBERTSON ETHYN M ROBERTSON JACOB ROSSIE ROBERTSON JAMEIKIA ROBERTSON JARRET ROBERTSON JOHN MARCUS ROBERTSON KENNETH A ROBERTSON LEROY ROBERTSON LORENZO J ROBERTSON LOUIS REED ROBERTSON
LUKAS BRADLEE ROBERTSON MARTIN DARIAN ROBERTSON NICHOLAS DAVID ROBERTSON PRESTON TREY ROBERTSON RICHARD LEE ROBERTSON SEBASTIAN PAYTON ROBERTSON THARON J ROBERTSON TRACI LAREE ROBERTSON ALAIN ROBICHAUD EMMANUEL ROBICHAUD SONY ROBILLARD
TERRY ROBILLARD KURT M ROBINETTE ANTONIO C ROBINSON ASHLEY ROBINSON BRAD CLAIR ROBINSON BRANDON JERMAINE ROBINSON BRIAN H ROBINSON CASEY ALLEN ROBINSON CHRISTIAN JORDAN ROBINSON CODY RYAN ROBINSON DANIEL LEE ROBINSON DEMECHEE SANTRELL ROBINSON
DEREK D ROBINSON EDWIN GARNER ROBINSON II FRED CURTIS ROBINSON GARY LEE ROBINSON GEROMON ROBINSON GILLIAN ROBINSON GRAGORY ROBINSON GREGORY BERNARD ROBINSON JACOB CONNOR ROBINSON JASON M ROBINSON JEFFREY D ROBINSON JEFFREY LEE ROBINSON
JESSE L ROBINSON JOHN C ROBINSON JOHN M ROBINSON III JONATHAN CALEB ROBINSON JOSEPH LYLE ROBINSON JOSHUA ROBINSON KENNETH B ROBINSON KENNETH D ROBINSON KIRSTEN ELIZABETH ROBINSON KYLE LANDON ROBINSON LARRY G ROBINSON LEAH NICOLE ROBINSON
LISA MICHELE ROBINSON MARCUS ROBINSON MARKEL ROBINSON MATTHEW CHANDLER ROBINSON MEAGHAN DUGUO ROBINSON MELVIN L ROBINSON MIKAYLA BROOKE ROBINSON MITCHELL D ROBINSON NATHAN DANIEL ROBINSON NICHOLAS AARON ROBINSON PATRICK G ROBINSON
PATRICK S ROBINSON PHILL R ROBINSON RANDY ERROLL ROBINSON RYAN W ROBINSON SHADD D ROBINSON SHAKERRA ROTHRESA ROBINSON SHANE DONOVAN ROBINSON SHYANNE CAIN ROBINSON STEPHANIE LEE ROBINSON TYLER AUSTIN ROBINSON DAVID S ROBISON LAURA C ROBISON
MILFORD D ROBISON DANIEL ALLEN ROBLEDO FERNANDO ROBLEDO ISAIAH PATRICK ROBLEDO JORGE ROBLEDO JOSE ROBLEDO VICTOR ROBLEDO ABRAHAM ROBLERO GRECIA MARIELLA ROBLES SUSANA ROBLES EDGARD ANTONIO ROBLETO CANTILLANO DILLON R ROBOKOFF
ALEX JOSEPH ROCCHI IVAN ROCHA MARY LOUISE ROCHA LEONEL ROCHA MUNOZ BRANDON DEAN ROCHAT KENNETH DEAN ROCHAT BRIAN ROCHE DAVID ROCHE JAMES ROCHE RYAN DUTCH ROCHE ANIL SAMUEL DAVIAN ROCHESTER NICHOLAS ROCHON SHANNON ROCHON
CHRISTOPHER MARTIN ROCK STEVEN JAMES ROCK KOLTIN GABRIEL ROCKERT JEFFREY L ROCKEY RYAN ROCKEY BRIAN M ROCKFORD LADORIS C ROCKMORE CRAIG S ROCKWELL DUSTIN GREGORY ROCKWELL JAMES ROCLIFFE JAMES KEVIN ROCOLE RONALD D ROCZNIAK CARLOS RODAS
RYAN COLE RODDA DAVID W RODDEN LARRY B RODDEY DONALD WAYNE RODEN RUSSELL ISSAC RODEN JEREMIAH T RODENBAUGH ADRIAN BERNARD RODGERS ALEXANDER F RODGERS DANIEL HAROLD RODGERS DEREK M RODGERS GREG A RODGERS JEFFREY L RODGERS
MARSHALL JERMAINE RODGERS NATHANIEL L RODGERS RACHELLE L RODGERS SCOTTIE RODGERS SHERRIE L RODGERS TAMIKA DANIELLE RODGERS LANCE RODGIRS PERIANN J RODMAN BRAYSON JAMES RODRIGUE TIMOTHY EARHART RODRIGUE ADRIAN RODRIGUEZ AINARA ODETTE RODRIGUEZ
ALFRED R RODRIGUEZ ALYSSA RODRIGUEZ ANDREW ARTHUR RODRIGUEZ ANGEL EDUARDO RODRIGUEZ ANGEL RODRIGUEZ ANTHONY JUNIOR RODRIGUEZ AURELIA ELENA RODRIGUEZ BANESA ANAI RODRIGUEZ BARBARO LUIS RODRIGUEZ BENJAMIN NA RODRIGUEZ
BRANDON ALEXANDER RODRIGUEZ CARLOS ALBERTO RODRIGUEZ CONSUELO RODRIGUEZ CORY M RODRIGUEZ CRISTIAN JONATHAN RODRIGUEZ DAMIAN RODRIGUEZ DANIEL L RODRIGUEZ DOMINIC S RODRIGUEZ ELI RICARDO RODRIGUEZ ERIK MICHAEL RODRIGUEZ FERMIN RODRIGUEZ
FERNANDO E RODRIGUEZ FILIBERTO RODRIGUEZ GENARO IVAN RODRIGUEZ GEOFFREY LEE RODRIGUEZ HECTOR ANTONIO RODRIGUEZ ISSAIAH YOHANN RODRIGUEZ IVAN ALEXIS RODRIGUEZ JAIME ORLANDO RODRIGUEZ JENIFFER RODRIGUEZ JEREMY GREGORY RODRIGUEZ JESUS M RODRIGUEZ
JESUS RODRIGUEZ JILL ANN RODRIGUEZ JOEL RODRIGUEZ JORDAN RODRIGUEZ JORGE LEO RODRIGUEZ JR JOSE A RODRIGUEZ JOSE A RODRIGUEZ JOSE R RODRIGUEZ JOSE RODRIGUEZ JOSEPHINE RODRIGUEZ JOUSET RODRIGUEZ JUAN CARLOS RODRIGUEZ JUAN FERNANDO RODRIGUEZ
JUAN M RODRIGUEZ JUAN MANUEL RODRIGUEZ JR JUAN MANUEL RODRIGUEZ JULIA DEL CARMEN RODRIGUEZ JUSTIN LEE RODRIGUEZ JUSTIN RODRIGUEZ KARLA RODRIGUEZ KATELYNNE N RODRIGUEZ KEVIN RODRIGUEZ LEONARDO RODRIGUEZ LIONEL AUGUSTO RODRIGUEZ
LORENA RODRIGUEZ LUIS ANGEL RODRIGUEZ LUIS C RODRIGUEZ LUIS D RODRIGUEZ LUIS FERNANDO RODRIGUEZ MACKENZIE RODRIGUEZ MARCIA RODRIGUEZ MARCO A RODRIGUEZ MARIA ANDREA RODRIGUEZ MARIA RODRIGUEZ MARTHA ALICIA RODRIGUEZ MARY LOU RODRIGUEZ
MATEO RODRIGUEZ MAYOLO RODRIGUEZ MIKAEL A RODRIGUEZ NEDTALY RODRIGUEZ NICHOLE LYNN RODRIGUEZ PATRICIA MICHELLE RODRIGUEZ PEDRO RODRIGUEZ RAUL RODRIGUEZ REYNA LETICIA RODRIGUEZ RICARDO RODRIGUEZ ROBERTO RODRIGUEZ ROBERTO RODRIGUEZ
SANTIAGO CARLOS RODRIGUEZ SERGIO C RODRIGUEZ TONY RODRIGUEZ YURI LISSET RODRIGUEZ RAMON RODRIGUEZ AGUIRRE JR RAMIRO RODRIGUEZ AGUSTI MIGUEL HERNAN RODRIGUEZ ALBARRAN ERICK ARTURO RODRIGUEZ CARPIO ROLANDO RODRIGUEZ CASTRO
BRANDON RODRIGUEZ DORAME NORMAN G RODRIGUEZ FUNEZ GENARO RODRIGUEZ GARZA DANG NOI RODRIGUEZ GONZALEZ RANDY RODRIGUEZ GONZALEZ SERGIO A RODRIGUEZ GONZALEZ CAROLINE NICOLE RODRIGUEZ LOPEZ YOEL RODRIGUEZ LOPEZ LUIS RODRIGUEZ MARTINEZ
PEDRO IVAN RODRIGUEZ OLIVAS CHRISTIAN ROBESPIER RODRIGUEZ ORTIZ JOSE LUIS RODRIGUEZ PADILLA SAUL RODRIGUEZ PEREZ SALVADOR RODRIGUEZ PRECIADO CRISTO DANIEL RODRIGUEZ RODRIGUEZ LUIS ORLANDO RODRIGUEZ SEEDERS RONALD ROBERT RODRIGUEZ TOLENTINO
ENRIQUE RODRIGUEZ UZCATEGUI DONALDO EMMANUEL RODRIGUEZ VALDEZ ARMANDO OMAR RODRIGUEZ-GARCIA JORGE RODRIGUEZ-LOPEZ ANDRES D RODRIGUEZ-MARTIN LUZ E RODRIGUEZ-ROLDAN ANTONETTE M RODRIQUEZ CORNELIO RODRIQUEZ DANIEL V RODRIQUEZ
YOANDY M RODULFO VALLENILLA GARRET JOSEPH ROEDER ROBERT ROEDER DAVID LOUIS ROEDL TAMMY FAY ROEMER WILLIAM R ROENFELDT ERIC ROESCH MASON JAMES ROESCH NATHAN E ROESCH BRETT M ROESCHLEIN CODY P ROEWERT GEORGE EDGAR ROFE AMANDA BROOKE ROGERS
BRYAN L ROGERS CALEB ANDREW ROGERS CARSON ALLEN ROGERS CHARLES P ROGERS CHRISTOPHER ROGERS DANNY NA ROGERS DANNY ROGERS DERIK C ROGERS DOMENIC SESTITO ROGERS DONNA HALEE ROGERS DONTATE L ROGERS DUSTIN B ROGERS GREGORY P ROGERS
JAMES EDWARD ROGERS JEANNY MAY ROGERS JEFFERY A ROGERS JEFFREY S ROGERS JONATHAN P ROGERS LARRY STEPHEN ROGERS LOGAN RILEY ROGERS MATTHEW ALLAN ROGERS MICHAEL DEAN ROGERS JR MICHAEL ROGERS MONICA ROGERS PAMELA GAYLE ROGERS R MARK ROGERS
RODNEY CARNELL ROGERS SAMUEL DESMOND ROGERS SAMUEL ERIC ROGERS THOMAS C ROGERS JR TREVOR SCOTT ROGERS TYLER SCOTT ROGERS TYLER ROGERS TYLOR JAMES ROGERS VERNON R ROGERS WILLIAM CHAPMAN ROGERS WILLIAM MICHAEL ROGERS SHANNON D ROGERSON
EDWARD S ROHDE RYAN C ROHDE ROHIT ROHIT TYLER ROHL JOHN W ROHR JOEL E ROHRBACHER LOGAN JOSEPH ROHRBACHER BRYAN J ROHRER MAYA ROHRER STACIA DENISE ROHRER JORDAN DANIEL ROHRICH ABEL ALEJANDRO ROJAS ADAM ANGEL ROJAS ELBA ROJAS
NICHOLAS ROBERT ROJAS PALOMA CAROLINA ROJAS RICHARD WILLIAM ROJAS RIGOBERTO ROJAS SHALIM ROJAS ADRIAN ROJAS GAYTAN JESUS ALEJANDRO ROJAS ROSALES TOORAJ ROKNI COREY ONEAL ROLAND JACOB K ROLAND MATTHEW T ROLAND NOAH CARTER ROLF
MONTERRO DEONTE ROLFE SUSAN ROLFE BRETT ROLLER GABRIEL ROLLERT WESLEY S ROLLINGS BENJAMIN EDWARD DAVID ROLLINS DAVID L ROLLINS EDWARD ROLLINS JACOB ISAIAH ROLLINS JAMES WESLEY ROLLINS RONAULDO MORREL ROLLINS KELLY P ROLOFSON JAMES E ROLOSON
ANGEL ROMAN IRINEO A ROMAN OSVALDO ROMAN WILLIAM A ROMAN JR JOSE RAUL ROMAN GONZALEZ WAYNE ROMANISHAN JR STEVEN LAWRENCE GARY ROMANN JAMES PETER ROMANO TERRAH L ROMANO BRADLEY CALEB ROMEDY ROMAN YAKOVLEVICH ROMENSKIY ROMEO ROMEO
ANNA ROSA ROMERO ANTONIO JOSEPH ROMERO ARTURO FRANCISCO ROMERO CELSO ROMERO DANIEL R ROMERO ERIC P ROMERO ERIC P ROMERO ERIK ROMERO GABRIEL ALEJANDRO ROMERO ISIDRO ROMERO JESSE ANDREW ROMERO JOSE EDUARDO ROMERO JUAN ROMERO
KALEB VICTOR ROMERO KARINA V ROMERO KEVIN R ROMERO LUIS ENRIQUE ROMERO OMAR ROMERO RAFAEL ALBERIC ROMERO RICARDO ROMERO VICTOR M ROMERO ISMAEL A ROMERO ELVIRA SERGIO IVAN ROMERO SANCHEZ JAMEY BRANDON ROMHILT MICHAEL ROMICH
CHRISTOPHER ROMINE DARRELL WADE ROMINE DEBORAH K ROMINE JUSTIN R ROMINE REGINALD AUGUSTUS ROMINE SCOTT DEAN ROMINE ADOLFO ROMO JR CARLOS JOEL ROMO HERMINIO ROMO JUAN M ROMO YADIRA ROMO ANTHONY ROMO CORTEZ RICARDO ROMO RODRIGUEZ
EMMA RONDEAU ROBERT R RONDEAU FRANK RONDON BRADEY A RONEY PATRICK A RONSPIES BRITTA ROOK MELISSA LYNN ROOKARD RICHARD D ROOKER DAMIEN ROOKS RANDY SCOTT ROOKS EMILY MARGARET ROONEY STEPHEN ROONEY SHAWN ROOPNARINE ETHAN HOWARD ROOSEVELT
ALIJAH J ROOT ALDRIDGE DWIGHT ROPER DALLAS C ROPER ERIN JEVON ROPER TYREL ROPER SAMUEL ROQUEL HERMAN DOUGLAS RORICK ANTHONY CARLOS P ROSA JR JAVIER ROSA ALEJANDRO ROSALES JORGE PAUL ROSALES JOSE G ROSALES JOSEPH M ROSALES JOSEPH ROSALES
JUAN MANUEL ROSALES JUSTIN ROSALES LUIS ANTONIO ROSALES MARCO A ROSALES MELISSA SUE ROSALES NATHAN ROSALES OSCAR A ROSALES JR ROBERT ROSALES THOMAS J ROSALES VICTOR H ROSALES JOSE ROSALES TEJEDA CHRISTINA ROSALES-EVANS DAVID RAFAEL ROSARIO
JOSUE ROSARIO JULIAN ROSARIO JOSE LUIS ROSARIO MARIANO JUAN MIGUEL ROSARIO ROSADO LUIS MIGUEL ROSAS BRYAN ANDREW ROSASCO FRED ALEXANDER ROSCOE JERRY RINER ROSCOE TODD A ROSCOE RICHARD ROSCOVICH BRANDIE LYNN ROSE CODY A ROSE COLTON ROSE
CRAIG J ROSE DILLON WAYNE ROSE ELDEN E ROSE JASON M ROSE JAYDEN MYLES ROSE JAYME L ROSE JOHNATHON L ROSE JONAS KAYLE ROSE MARISA LYNN ROSE MICHAEL W ROSE NATHAN M ROSE NATHANIEL CORDELL ROSE ROBIN ROSE RYKER ROSE TRACY L ROSE TRAVIS L ROSE
ROWDY LEE ROSEBROCK CHRISTOPHER R ROSEKRANS CHAD ROBERT ROSEN LARRY ROSEN KEVIN DALE ROSENAU JASON M ROSENBALM HERBERT NA ROSENBAUM III ROBERT D ROSENBAUM BRYAN ROSENBERG STEVEN ROSENBERG ANDREA R ROSENBROCK ROBERT WYATT ROSENE
CRISTY JOANNE ROSENHAHN ADAM L ROSENKRANS DANIELLE L ROSENKRANS DAVID ROSEWARN ANISH A ROSHAN ASFANDIAR ROSHANGAH CARLOS ROSILLO FERNANDO ROSILLO DEREK MARK ROSINSKI JANDI JO ROSINSKI TYSON RAY ROSKELLEY NATHAN ROSKI ZACHARY ROSKI
JAMES ERIC ROSLEVICH AARIC A ROSS ANDREW M ROSS BARBARA LATRICE ROSS CODY ROSS CRAIG ROSS DARREN A ROSS GARRETT LEON ROSS GILBERT ROSS GREGG ALLEN ROSS JR JAMES ROSS JENNA GRAFF ROSS JEREMY ROSS KEENAN A ROSS MARC ANTHONY ROSS MATTHEW ROSS
MICHAEL L ROSS NOAH ALLEN ROSS REBECCA ROSS SARAH ROSS TIFFANY ROSS JESSICA MARIE ROSSI JENNIFER ROSSITER RYAN ROBERT ROSSITER ALEXANDER J ROSSMAN JARED L ROSSMAN DANIEL RYAN ROTENBERRY JOHN WESLEY ROTENBERRY BRIAN DANIEL ROTH DEREK ROTH
GRANT J ROTH TYLER L ROTH ANTHONY L ROTHERHAM GREGORY A ROTHERMICH RYAN JAMES ROTHROCK ELI JORDAN ROTMAN BRENT A ROTTE SKYLER RICHARD ROTTGER TYLER F ROTTGER MATTHEW J ROTTMAN LARRY ROUNDS LA'SHANTENA ROUNDS MASON A ROUNDS
ROGER A ROUNDS JR DILLON REES ROUNDY HUNTER G ROUNSAVILLE RONNIE ROUNTREE RYAN ROCKWELL ROUNTREE ERICK S ROUSE KEVIN ROUSE CROCKETT PHILLIP ROUSH ELIZABETH A ROUSH JACOB MICHAEL ROUSH ANTHONY MICHAEL ROUSSEL ALAN ROUSSON JAMES C ROVITO
LAURA BETH ROWAN LYNDON TODD ROWBOTHAM BRAYDEN NICHOLAS ROWE JASON L ROWE JASON M ROWE MICHAEL ROWE NICOLE ROWE ALEC M ROWLAN AARON ROWLAND BETHANIE HOPE ROWLAND BRITTANY LEANN ROWLAND JARED TIMOTHY ROWLAND JEFFREY A ROWLAND
JENNIFER ROWLAND AARON EDWARD ROWLETT JAKE ANDREW ROWLETT JARED A ROWLETT SHELLIE DAWN ROWLETT BROCK THOMAS ROWLEY JON D ROWLEY SHAE B ROWLISON TYLER LYNN ROWLISON ALLISON ROWNTREE AMBER N ROWTON BRIAN ROY ROBERT W ROY JR SHANE M ROY
DANIEL ROYAL TANYA M ROYBAL RUBEN J ROYER CRAIG ROYLE JAMIE ROYS JOSHUA D RUARK SAMUEL DAVID RUBADUE MANUEL RUBALCAVA ERIC MARTIN RUBERSON JHON JAIRO RUBIANO MALTE AARON J RUBIO ANTHONY RUBIO BRANDON ALDAIR RUBIO CHRISTOPHER ALFONSO RUBIO
EMILY MARILYN RUBIO JOSE RUBIO JOSE ABEL RUBIO CAMPOS FERNANDO RUBIO DE ANDA MARIO RUBIO DE ANDA GREGORIO RUBIO VELAZQUEZ CHRISTOPHER RUCCO CARLOS J RUCKER FABIAN DWIGHT RUCKER III JEFFREY V RUCKER KENNETH MICHAEL RUCKER JILL SUZANNE RUCKLE
ANGELA M RUCKMAN JAMES THOMAS RUCKMAN JOHN F RUDD KENNETH JAMES RUDD PAUL RUDDICK SILAS RUDDICK TIMOTHY J RUDDICK BRENDEN DALE RUDE BRYAN C RUDLOFF COLTON BRYAN RUDLOFF JACK FREDERICK RUESS DANIEL SHANE RUFENACH DENNIS K RUFF
JOHN RUFFENACH ANTIONNE RYDELL RUFFIN DEANDRE NAJEE RUFFIN DEMADRE SHAKOR RUFFIN KIM BRITT RUFFIN RODNEY RUFFIN KELLY ANTONIETA RUGEL BRETT A RUGG DANIEL OAKLEY RUGG MICHAEL RUGGLES TRAVIS MICHAEL RUHOLL JAIME RUIVO ALBERTO NA RUIZ
COBY JOSEPH RUIZ ERIC R RUIZ ERNESTO ROMERO RUIZ FERNANDO ISMAEL RUIZ GARY MICHAEL RUIZ ISMAEL RUIZ JOSE SANTOS RUIZ JUAN JOSE RUIZ LUIS ARTURO RUIZ LUIS RUIZ MARIA ESTHELA RUIZ MICHAEL JUAN RUIZ MIGUEL CASTANEDA RUIZ MISAEL RUIZ SARA L RUIZ
SELENE RUIZ YOSELIN VIANEY RUIZ EDER JAVIER RUIZ BAEZA CAREN MARIA RUIZ CARRERA MANUEL RUIZ DE LA PAZ ASTRID RUIZ HERNANDEZ SANDRA ITZEL RUIZ MEDINA FRANCISCO RUIZ RODRIGUEZ LEOVIGILDO RUIZ RUIZ ZACHERY A RUMANS HARRY L RUMPH IV LUKE RUNDE
MARK A RUNDLES EDWARD K RUNION KYLE E RUNNER DREW BYRON RUNYAN LORI LEE ANN RUNYON TALIA REGINA RUNYON NAVIN RUPAN ANTHONY RUPE ERIC RUPLEY DEAN M RUPP JOSHUA M RUPPERT KATHALEEN K RUPPERT LEVI FRANCIS RUPPERT SHAWN RAY RUPPERT
ANDREW RUSCHAK ANTHONY A RUSH BRANDON DAVID RUSH DOUGLAS L RUSH JEREMY LEE RUSH JUSTIN S RUSH TRASAUN XAVIER RUSH JAMES THOMAS RUSHEN RACHEL NA RUSHER JOSEPH GREGORY RUSHING WILLIAM WARREN RUSHING II AUSTIN TIMOTHY RUSHTON
JACOB MICHAEL RUSINKO CHRIS ELLIS RUSK PAMELA ANNE RUSKEY JILLIAN RUSS NAIMAH MARIE RUSS WARREN RUSS MORGAN RUSSAW ALDEN MATTHEW RUSSELL BILLY RAY RUSSELL BRYAN K RUSSELL BRYCEN RUSSELL BRYSON RAY RUSSELL CAMERON JOSEPH RUSSELL
CAROLYN CHAVONNE RUSSELL CHARLES NICHOLAS RUSSELL CHELSEA CIARA RUSSELL COLBY DALTON RUSSELL DAWN MICHELLE RUSSELL HANNAH RUSSELL JACK B RUSSELL JACKSON DAVID RUSSELL JACOB SCOTT RUSSELL JEFFERY BLAYNE RUSSELL JERAMIAH ANTHONY RUSSELL
JOHN CHRISTIAN RUSSELL JONATHAN A RUSSELL JUSTIN MATTHEW RUSSELL KRISTEN R RUSSELL LAUREN RUSSELL MADELINE ALIA RUSSELL MICHAEL STEVE RUSSELL JR NEIL RUSSELL NICK ALEXANDER RUSSELL RAFIQUE RUSSELL RICHARD L RUSSELL ROBERT ANDREW RUSSELL
ROMAN L RUSSELL SCOTT A RUSSELL SHARON L RUSSELL SHAWN RUSSELL THOMAS J RUSSELL TODD EASON RUSSELL VALERIA MICHELLE RUSSELL DYLAN RUSSO JEFFREY D RUSSO CHRISTOPHER LEE RUST DANIEL RUST JUAN MANUEL RUTH MARSHALL EDWARD RUTH NICHOLAS Q RUTH
SVEN M RUTH ANTHONY SCOTT RUTHERFORD BLAKE MICHAEL RUTHERFORD BRADEN M RUTHERFORD JAMES MATTHEW RUTHERFORD NATHANIEL JOHN RUTHERFORD AMY E RUTLAND ASHLEY MAY RUTLEDGE CLINITA MARIE RUTLEDGE NICKIE J RUTLEDGE LARRY KOLE GREYSON RUTSCHMAN
CONNER TIMOTHY RUTZ ROCIO RUVALCABA JOSE R RUVALCABA AGUAYO CHRISTIAN DAVID RUZICH LEANDRO S RUZO CHARLES E RYAN COLLIN RAY RYAN CRAIG L RYAN EDWARD J RYAN GREG RYAN HAYDEN LEE RYAN LEON MARSHALL RYAN III MICHAEL RYAN ROBERT RYAN
RONALD A RYAN JR ROSS DETTMERS RYAN SANDRA RYAN SCOTT T RYAN SCOTT RYAN WESLEY RYAN JOHN RYCHLIK MARK STEPHEN RYDELL NICHOLAS JAMES RYDER JARED DAVID RYKER KYLE R RYKER RACHAEL I RYLAND ESTEE OLIVIA RYNDERS MATHEW RYNEARSON STEPHEN A RYS
JUNGSUK RYU MARCIN RZEPECKI SHEETAL S GADEKAR NAJI SAADAT ROMAN T SAAGA LAURA D SAATHOFF DANIEL ALEXANDER SAAVEDRA III YOANDRY DANIEL SAAVEDRA ARRAMENDI HENRY ALEXANDER SAAVEDRA LUGO ELVIN SABADO VIMALAN SABARIMALAI BENJAMIN JOSEPH SABATOS
RUTH SABBATINO NICHOLAS SCOTT SABELHAUS COSME SABLADA MARILOU SABLADA EDWIN JAMES SABLICH JASON PERRY SABOLBORO CONSTANCE M SACCO JOHN P SACCO MARK SACCO ADAM N SACHLEBEN DEREK M SACKETT ABDOULAYE SACKO PRABHAKAR SADAIYANDI
ANGELA JUNE SADDLER VICTOR JOHN SADEWATER ARIF SADIKOVIC NERMINA SADIKOVIC SADIK SADIKOVIC SENAD SADIKOVIC BRIAN ANTHONY SADLER HUNTER R SADLER SAMANTHA RAE SADOWSKI AARON R SAEGEBARTH COLLEEN ANNE SAENZ RICARDO A SAENZ ALEXANDER KEITH SAERY
DAVID SAEZ JEREMIAH DEAN VIRGIL SAFFELL JACOB ELLISON SAFFORD VANCE A SAFLEY BROCK MATTHEW SAGE JIMMY DUANE SAGELY RAHEEL SAGHIR PETER FOROMO THERESE SAGNO REFUGIO SAHAGUN ROHIT SAHAI HAMED SAHAK REZA SAIFOLLAHI SANDEEP SAILOPAL
MICHAEL ASHOK SAIN JR JONATHON TYLER SAINDON KIANA KERICIA SAINT ANELSON SAINTIL SHALINI SAJJAN ARUN SAJWAN NATHAN JOSEPH SAKEVICIUS KYLE P SAKOS SHERRI N SAKOS BALASUBRAMANI SAKTHIVEL BARATHKUMAR SAKTHIVEL LOKESH SAKTHIVEL SATHISH SAKTHIVEL
SELVAGANAPATHI SAKTHIVEL BRYCE DENNIS SAKUSKY ROLANDO SALAIZ MICHAEL SALAMONE NATHANAEL SALAPAT CARLOS JAMES SALAS DARIEN SALAS ERICK EDUARDO SALAS GILBERTO BENJAMIN SALAS JOSE LUIS SALAS JUDITH SALAS KENYIMBER SALAS MARTIN SALAS
ORLANDO SALAS RICARDO SALAS LUIS D SALAS TORRES TOMAS SALAS-MORENO VERONICA SALAZA VILLARREAL ABELARDO JUNIOR SALAZAR ANDRES SALAZAR CESAR ROMAN SALAZAR DANIEL SALAZAR EZEQUIEL SALAZAR KELVIN RANDOLPH SALAZAR MELISSA GAYLE SALAZAR
MIGUEL ANGEL SALAZAR NATHAN SALAZAR SAMUEL EDRIC SALAZAR TONY JOE SALAZAR UZZIEL SALAZAR YANELI SALAZAR JAIME SALAZAR BAUTISTA MAYTE SALAZAR GARZA JAVIER SALAZAR MATA VICTOR RAMON SALAZAR SANCHEZ JOSE A SALAZAR-GUERRERO
ARBIN OMAR SALCEDO CAMPUZANO JESUS ENRIQUE SALCIDO BORJA JUAN E SALCIDO TORRES ANTHONY JULIANA SALDANA JOSE SALDANA NARCISO SALDANA TANIA SALDANA ABEL SALDANA ARTEAGA ANGEL L SALDANA RODRIGUEZ ISRAEL SALDIVAR JAMES K SALE II MINA SALEB
DIYAR SALEHIYAN TIM SALES JOSHUA ANDREW SALESMAN BRYAN JOSUE SALGADO CYNTHIA SALGADO MICHAEL SALGADO SARAH MEMORY ROSE SALGADO TIMOTHY D SALHEISER ASHLEY NICOLE SALIBA GERARDO SALINAS JUAN F SALINAS JUAN J SALINAS RUTH ABIGAIL SALINAS
JESSICA ENEREIDA SALINAS DE ADAMES RICHARD SALLEE THOMAS JAMES SALLEY RICO R SALLIE JAMIE L SALM NATHEIR AYED HMMAND SALMAN SAEED SALMAN BIANCA LILIANA SALMERON LOGAN T SALMON ETHAN C SALO JENNIFER SALO BRIAN SALOIS JAKE SALOMONE
DONALD J SALSBERRY KENRICH MAURICE SALTERS LARRY THOMAS SALTSMAN JASON BYRON SALTZMAN LOGAN BYRON SALTZMAN JOSHUA FRANK SALVA ADAN SALVADOR IZQUIERDO MICAH R SALVETTI MICHAEL J SALVO DANNY RAY SALYER ANDREW FRANKLIN SALYERS TYLER JOEL SALYERS
WILLIAM T SALYERS GILBERT O SAM ERIN SAMAAN SHELDON SAMAI DEVANGI SAMAL RITA SAMARAS JOHN J SAMARO JR KELVIN SAMAROO KURT SAMAROO ARTURO EFRAIN SAMARRIPA ARTURO SAMARRIPA JR DILLIBABU SAMBATH MARCUS JULIAN SAMBRANO RICHARD SAMBRANO
KEVIN R SAMFORD DEVIN JAMES SAMIS WILLIAM SAMMON JERRY V SAMONTE MEGAN MARIE SAMPAIO CHRISTOPHER PAUL SAMPLE CHRISTOPHER SAMPLE JACOB DANIEL SAMPLE JAKE THOMAS SAMPLE MATTHEW TYLER SAMPLE BRYAN SAMPLES COURTNEY SHEPHERD SAMPLES
STEPHEN COLTON SAMPLES RYAN CHRISTOPHER SAMPLEY AMY L SAMPSON JENNIFER H SAMPSON MARK R SAMPSON DAVID SAMSON JR LISA DIANNE SAMSON RAYMOND FULGENCIO SAMSON MANOJ SAMSUNDAR ALCARIO L SAMUDIO JENNIFER DIANE SAMUDIO CODY C SAMUELSON
DURGA SANKAR SAMY TAM A SAN MIGUEL ANGEL SAN MARTIN ANTONIO JR SAN MIGUEL JUAN CAMILO SANABRIA CASTILLO FREDY SANABRIA RUIZ NAGABABU SANAPALA ANDREZA SANCHES ADRIAN THOMAS SANCHEZ ALEJANDRO J SANCHEZ ALEX S SANCHEZ ANDRES CHRISTOBAL SANCHEZ
ANEL SANCHEZ ARTURO SANCHEZ BALDEMAR SANCHEZ SR BRIAN SANCHEZ CANDACE NICHOLE SANCHEZ CARLOS ISRAEL SANCHEZ JR CARMEN SANCHEZ CHRISTOPHER ALEX SANCHEZ CONRADO SANCHEZ DANIEL E SANCHEZ DENNIS SANCHEZ DIANA LAURA SANCHEZ ELIEZER E SANCHEZ
ERIC ARMANDO SANCHEZ FEDERICO SANCHEZ FERNANDO SANCHEZ JACOB SANCHEZ JAIME SANCHEZ JORDAN SANCHEZ JORDYN A SANCHEZ JOSE AMADO SANCHEZ JOSE O SANCHEZ JOSE RUBEN SANCHEZ JUAN MANUEL SANCHEZ LUIS SANCHEZ MANUEL SANCHEZ MARCHITA L SANCHEZ
MIGUEL ANGEL SANCHEZ JR MIGUEL ANGEL SANCHEZ MIGUEL SANCHEZ NICHOLAS SANCHEZ PEDRO C SANCHEZ ROBERTO LEON SANCHEZ SALVADOR SANCHEZ SAMUEL A SANCHEZ STEPHANIE D SANCHEZ TIMOTEO C SANCHEZ VICTOR E SANCHEZ FRANCISCO JAVIER SANCHEZ CARRERA
YOVANI SANCHEZ CARRERA CAROLINA ESTEFANNY SANCHEZ CUESTAS ALEJANDRA SANCHEZ ESCOBAR JOSE ENRIQUE SANCHEZ GALLEGOS JHONNY GEOVANY SANCHEZ HERRERA JORGE SANCHEZ MAYA CHRISTIAN A SANCHEZ ROSALES SERGIO SANCHEZ VILLAGOMEZ
KRISTOFFER O SANCHEZ VIRGEN KYLE BRADLEY SANDBERG ADAM C SANDEFER STEVEN MICHAEL SANDERFORD ANDREW J SANDERS ANGELO SANDERS BENJAMIN MATTHEW SANDERS CHASE GREGORY SANDERS CHRISTINA SANDERS CHRISTOPHER A SANDERS CHRISTOPHER M SANDERS
DEVIN SANDERS ERNEST SANDERS II ESAIAS JARYAN SANDERS GARRETT K SANDERS GAVIN JOSEPH SANDERS HARRISON BLAKE SANDERS JAMES JOE SANDERS JAMES K SANDERS JEFFREY LEE SANDERS JOHN S SANDERS JOSEPH DANIEL SANDERS KENNETH GERRELL SANDERS
MACK D SANDERS MICHAEL CLIFTON SANDERS RICHARD EVAN SANDERS RICHARD N SANDERS RONALD TODD SANDERS RYAN B SANDERS WILLIAM J SANDERS WILLIAM W SANDERS JR WINFRED DEAN SANDERS MESSERLINA R SANDERS BROWN VINCENT J SANDERS-BREWER
DANIEL SANDERSON JANELLE M SANDERSON EDWARD SANDI JAMES SANDLIN MICHAEL T SANDLIN ANDREW MURPHY SANDOMIERSKI AGUSTIN SANDOVAL ARMANDO R SANDOVAL GERARDO SANDOVAL MARIO ESPINOZA SANDOVAL RENE SANDOVAL VIRGINIA RAQUEL SANDOVAL
JOSE A SANDOVAL ORANTES ANTONIO SANDS BRITTANY ANN SANDS MARK DAVID SANDS STEVEN JESSE SANDS THOMAS MICHAEL SANDS JOHN PATRICK SANDUSKY BRIAN KEITH SANFORD CODY SANFORD JASON TIMOTHY SANFORD LUKE ALLEN SANFORD RONALD EUGENE SANFORD
LAWM SANG BALAMURUGAN SANGARALINGAM ADIT SANGHANI TARA NICOLE SANGREY VEDHAPRIYAN SANGUBANI JOTHI BABU SANGUVELGANDHI RAVI KUMAR SANJEEVI SIVAKRISHNAN SANKAR YUVAN SANKAR PALANI SANKER WILSON SANOFFSKY JAMES BRADFORD SANSBURY
GABRIEL GEORGE SANTA DYLAN M SANTAGE LINETTE M SANTALIZ REDONDO JEFFREY TAYLOR SANTALLA ADRIAN SANTAMARIA FLAVIO SANTAMARIA ISMAEL SANTAMARIA ESTEBAN SANTANA JOSE ANTONIO SANTANA MICHAEL SANTANA ARMANDO SANTANA HERNANDEZ VIVEK SANTHANAM
MARGARET POULIN JENITHA SANTHIYAGU ADDISON MANUEL SANTIAGO ANDRES SANTIAGO GABRIEL DAMIAN SANTIAGO JUAN CARLOS SANTIAGO LUIS GERARDO SANTIAGO MELVIN SANTIAGO RUBEN SANTIAGO SERGIO SANTIAGO DAMIAN SANTIAGO ORTIZ JOSE ANTONIO SANTIAGO ROHENA
JAIME ENRIQUE SANTIAGO TORRES FERNANDO SANTIBANEZ JR OSCAR SANTIBANEZ GERARDO SANTIBAÑEZ JOSHUE FRANCISCO SANTIBANEZ MANRIQUEZ DAVID SANTILLAN JORGE SANTILLAN RODOLFO SANTILLANO VALENZUELA JOAQUIN E SANTOS JUAN F SANTOS JULIO SANTOS
MAURICIO SANTOS CESAR SANTOS MEDINA SAUL SANTOS PINEDA LUCAS ALEJANDRO SANTOS RAMOS BARBARO OSMANI SANTOS SANCHEZ VICTOR MANUAL SANTOS-CORALES JOSE LUIS SANTOYO UMBERTO SANTOYO HEBER SANTOYO AVILES HARSHITH REDDY SARABUDLA
LIHAR A BENJAMIN SARAGIH LOKESH SARASWAT EMILIANO SARAT PRAVEENKUMAR SARAVANAKUMAR AJAY KUMAR SARAVANAN SUNDAR SARAVANAN SANTOS SARAVIA RIGVED PRAVIN SARDEY REXFORD BOAMAH SARFO THOMAS SARGEANT CHRISTOPHER SARGENT DANIEL E SARGENT
STEPHEN C SARINE SWAPAN SARKAR SAMANTHA MARIE SARKISIAN RODRIGO SARMIENTA TORRES GEORGE SARPONG GIDEON SARPONG SR BUD E SARRACINO JACKSON SAWYER SARRATT JASON SCOTT SARRATT BILLY SARTAIN CODY BAILEY SARTAIN CODY DON SARTIN JAMES C SARTIN JR
DUSTIN L SARVER BOOPATHI SASIKUMAR PRIYADHARSHINI SASIKUMAR TERENCE L SATCHELL LAUREN A SATCHWELL RODNEY S SATCHWELL VIGNESH SATHAIAH MAHENDIRAN SATHASIVAM MOHAMMED TAJUDEEN SATHIK BASHA REVATHY SATHISH KUMAR NARENDRAN SATHRIYA SEKAR
BALU SATHURAGIRI GOVARDHANAN SATHYAMOORTHY PAVITHRA SATHYAN CARLOS E SATIZABAL FRANKLIN KEITH SATTERFIELD KATELYN SATTERFIELD RANDALL JORDAN SATTERFIELD ROBERT E SATTERFIELD TODD ALAN SATTERFIELD KEVIN RANDALL SATTERWHITE
KREIGHTON BROCK SATTERWHITE MEGAN BREANNE SATTERWHITE CYNTHIA NUNEZ SAUCEDA ENRIQUE ALBERTO SAUCEDO TIMOTHY B SAUER TERRY A SAULEY CIARA J SAULS ROLLY SAULS RONNIE SAULSBERRY ETHAN C SAUMIER ADRIANA NICOLE SAUNDERS AIDAN MILLER SAUNDERS
CODY JOSEPH SAUNDERS JAYSEN ELLIS SAUNDERS JOSEPH HOWARD SAUNDERS JOSHUA JOHN SAUNDERS NATHAN AVERY SAUNDERS NEAL R SAUNDERS ROGER SAUNDERS TREVOR SAUNDERS JOSEPH A SAUSER MICHAEL P SAVAGE WILLIAM CHANCE SAVAGE WILLIAM W SAVAGE
ANTON SAVERIMUTHU GAVIN SAVOIE JEAN-GUY SAVOIE MICHAEL SAVOY MURPHY S SAVOY KEVIN SAWCHYN EMILLIO RICHIE SAWH JULIE SAWICKI MICHAEL JOHN SAWRAN ADDISON B SAWYER ALAN SAWYER DAVID SAWYER DERRICK L SAWYER JACKIE LEE SAWYER JACOB ANDREW SAWYER
JOEL WAYNE SAWYER JOSHUA JARED SAWYER LARRY MATTHEW SAWYER LUTHER H SAWYER JR TRACY SAWYER NOEL T SAXTON SARAH ELAINE SAYCE PAUL SAYER GAYLAND C SAYLES GAYLAND CHARLES SAYLES JOSHUA CALEB SAYLES MARY M SAYLOR WILLIAM ELBERT SAYLOR
ZACHARY A SAYLOR BRENDA SAYRE JOHNNY SAYRE ZACHARY TYLER SAYRE FAZAL MEHDI ASGAR MEHDI SAYYED NICHOLLE A SAZAMA DEREK J SCAFF NATHAN JAMES SCAFF CODY THOMAS SCAGGS CAROL SCALES JEFFREY RAY SCALES THOMAS P SCALES BRENDA LEE SCALETTA - COFFIN
JASON DAVID SCALF PHILIP EFRAIN SCALF SHARLENE SCALF JOHN E SCAMIHORN III KATHERINE ANGELA SCANGA JUSTIN SHAY SCARBOROUGH SHIRLEY A SCARBOROUGH DAVID L SCARBROUGH DAVE SCARLETT VINCENT MICHAEL SCATIGNA MATTHEW E SCERBAK DARLENE J M SCERRA
DOUGLAS A SCHAAD JASON TODD SCHAAD JASON W SCHAAF JACOB SCHAAL JEREMY DONALD SCHABER ALEX JONATHAN RAY SCHACHER AUSTIN JAMES SCHAECHER TYLER M SCHAECHER ASH SCHAEFER RANDY MICHAEL SCHAEFER ROBERT J SCHAEFER JOSHUA DAVID SCHAFER
MAGIE B SCHAFER DAVID SCHAFF DAVID SCHAFF GARETT M SCHAFFER CAROL A SCHALKEWITZ STEVEN A SCHAMP RODNEY A SCHANEMAN JR STACY L SCHANNEN TERRY CLAYTON SCHARCKLET BRANDON SCHARFETTER LEAH MARIE SCHARFETTER DANIEL JOSEPH SCHARN
JAMES P SCHARNER BRIAN T SCHART MICHAEL P SCHATT CHANDLER V SCHAUB MATTHEW J SCHAUER MICHELLE SCHEDEL BRYSON WARD SCHEETZ ROBERT SCHEFFER DOMINICK HOWARD SCHEHL ROBERT P SCHEIDERER LOGAN MICHAEL SCHEIRER LOGAN SCHELL TERRENCE SCHELLENBERG
LORA ANN SCHELLER DANITA M SCHELLPEPER BRANDON WILLIAM SCHEMBRA ERROL PAUL SCHENDELER KIMBERLY M SCHENK BRYAN S SCHENKEL JASON K SCHERMERHORN MICHAEL R SCHERMERHORN JACQUELINE MARIE SCHERTZ HUNTER JAMES SCHEXNAYDRE
KYPER MARKELL SCHEXNIDER VITA KATHERINE SCHIAVONE-MONTGOMERY CADELL A SCHICK JENSON SCHIEBEL TIMOTHY AARON SCHIEK SCOTT A SCHIEL CATHERINE SCHIERER SAMANTHA MARIE SCHIESS RONALD MATTHEW SCHIFFLI DIANE M SCHILLAWSKI SEAN C SCHILLER
JOSEPH A SCHILPP ROY SCHIMMING DAYLEN B SCHINBECKLER DAYMON W SCHINBECKLER JEREMY K SCHINCK TIMOTHY JAMES SCHINDELE JASON R SCHINDLBECK ROBERT B SCHINDLEDECKER MARKEE SUE SCHINDLER RYAN H SCHIPAANBOORD RYAN P SCHIPPER GARRETT PAUL SCHIRMACHER
JARED SCHLADWEILER JUSTIN RAY SCHLATTER DEVIN J SCHLAUCH MICHAEL A SCHLAUCH JASON P SCHLECHT JEFFREY SCHLEMMER MATTHEW J SCHLERETH ANDREW E SCHLESS RYAN LYN SCHLICHTENMYER ELIZABETH LOUISE SCHLICHTER CHAD THOMAS SCHLICKLIN CHAD M SCHLIE
SHERRY A SCHLIE MICHAEL J SCHLIEWE KYLE SCHLOEGL THEODORE SCHLOER CAROLYN E SCHLOTE DEREK L SCHLOTE JAEGAR SCHLUMPBERGER TYLER SCHMALZ STEVEN O SCHMEDER DAVID SCOTT SCHMELTER RYAN KADE SCHMIDGALL ADAM M SCHMIDT ANTHONY JOSEPH SCHMIDT
BRIAN WILLIAM SCHMIDT CASEY CARLOS SCHMIDT CODY T SCHMIDT DYLAN SCHMIDT ELIJAH CARLOS SCHMIDT EMMA KAY SCHMIDT ERIC SCHMIDT GARY A SCHMIDT JACOB DYLAN SCHMIDT JOSEPH A SCHMIDT JOSEPH MICHAEL SCHMIDT KAROLYN SCHMIDT LEVI G SCHMIDT
MARK J SCHMIDT NELSON RAYMOND SCHMIDT NINA LORRENE SCHMIDT RODERIC SCHMIDT WADE MATTHEW SCHMIDT KRISTIN R SCHMIT JEFFREY A SCHMITT LAUREN NICOLE SCHMITT MATTHEW THOMAS SCHMITT ANDREW F SCHMITTER JEFFREY THOMAS SCHMUTTE CHASE SCHMUTZ
CHARLES A SCHNECKENBERGER IV ADAM WILLIAM SCHNEIDER ANTOINETTE SCHNEIDER BRAD SCHNEIDER BRYAN SCHNEIDER CHARLES ROBERT SCHNEIDER DANIEL SCHNEIDER DARLA SCHNEIDER JACQUELINE SCHNEIDER JAKE THOMAS SCHNEIDER MARGARET JONES SCHNEIDER
SAMUEL PAUL SCHNEIDER JOHN SCHNELL SCOTT A SCHNELLER TANNER BLAKE SCHNETZLER TAYLOR BRETT SCHNETZLER TIMOTHY RYAN SCHNIEDERS LARRY SCHNITTKER JOSHUA R SCHNITZLER CHAD M SCHNOOR HEATH A SCHNOOR JACOB ERIC SCHNOS CHRISTOPHER KYLE SCHOECK
PAUL FRANZ SCHOENBERGER ZACHARY PAUL SCHOENFELDT JESSICA LYNN SCHOETTMER CONNOR SCHOLTUS JO-DEE SCHOMAKER PERI S SCHOMAKER BRIAN P SCHOMMER DAVID YUN SCHOO AMANDA PAIGE SCHOOLCRAFT JACOB RYAN SCHOOLCRAFT BRYAN SCHOOLEY
DAKOTA JAYMES SCHOOLEY JASON SCHOOLEY MATTHEW P SCHOOLEY RICHARD ANTHONY SCHOPP WILLIAM LOGAN SCHOPPERT THEODORE ROY SCHOTT MALIN SCHOUTEN SAMUEL SPENCER SCHOW CAROL B SCHOWE CURTIS JOHN SCHRADE CURTIS RICHARD SCHRADE
CONNOR CHASE SCHRADER TONY R SCHRADER SETH THOMAS SCHRAEDER GARRETT DANE SCHRANTZ GENE A SCHREIBER KALE THOMAS SCHREINER DEREK SCHRENK PAUL SCHREURS ANGELA MARIE SCHRIEFER BLAKE ANDREW SCHRIEWER JOSEPH SCHRIMSHER HARRY D SCHROCK
JOHN M SCHROCK KENNETH D SCHROCK KENNETH L SCHROCK KEVIN C SCHROCK BRYCE SCHROEDER JESSE A SCHROEDER RYAN W SCHROEDER CHAD SCHROER SEAN MICHAEL SCHROERLUCKE MIRIAM SCHROETER KATHLEEN DIANE SCHROLL STEPHANIE MARIE SCHUBERT

MICHAEL SCHUEREN DOUGLAS SCOTT SCHUETTE NICHOLAS RANDALL SCHUETTE WYATT E SCHUETTLER BRENDA LEE SCHULER MICHAEL J SCHULLER II TIMOTHY SCHULTA DALE M SCHULTE JARED M SCHULTE ASHLEE RYANE SCHULTZ BERNARD C SCHULTZ BRETT MICHAEL SCHULTZ
DAVID E SCHULTZ JARET SPENCER SCHULTZ JUSTIN MICHAEL SCHULTZ KAGAN SCHULTZ LAUREN M SCHULTZ MATTHEW LANE SCHULTZ MICHAEL SCHULTZ NICK SCHULTZ RICHARD MICHAEL SCHULTZ WALTER E SCHULTZ WILLIAM PAUL SCHULTZ AARON E SCHULZ BRENDA SCHULZ
CODY ALAN SCHULZ JONATHAN SCHULZ PAMELA R SCHULZ RYAN D SCHULZ TRAVIS C SCHULZ DANETTE SCHULZE ANDREW SCHUMACHER CONOR JOHN SCHUMAKER FREDRICK L SCHUMAN MICHAEL JAMES SCHUMAN MATTHEW SCHUPNER AUSTIN LEE SCHURING RODNEY LEE SCHURING
CHRISTOPHER R SCHURMAN DENNIS J SCHURMAN TYSHA ANN SCHURR LARRY J SCHUTT BLAINE SCHUTZA SIDNEY SCHUYLER RILEY MARSHALL SCHWAB TREVOR SCHWAB ALEX L SCHWADERER NATALIE J SCHWAMB JESSICA L SCHWARM JARED SCHWARTING CHRISTOPHER V SCHWARTZ
JACOB JOEL SCHWARTZ RODNEY L SCHWARTZ TIMOTHY M SCHWARTZ TONY M SCHWARTZ ROBERT A SCHWARZ ANTON M SCHWEIKL JONATHON PHILLIP SCHWEIZER NICOLE A SCHWEIZER DEBRA SCHWENGEL HAYLEE SCHWENGEL MATTHEW D SCHWICKRATH KRISTI SCHWINN
BRANDON LEE SCHWOEBEL ERICA L SCIANCALEPORE JOSEPH SCIBETTA BOBBY NA SCIPIO KIARA MICHELLE SCIPIO DREW MATTHEW SCIVALLY GUNNAR DAVID SCOGGIN MAX G SCOGGINS STEPHEN CHRISTOPHER SCOGIN CODY C SCOTHERN KRISTOPHER LANCE SCOTHERN ADAM D SCOTT
ADAM E SCOTT ADAM E SCOTT ADAM NICHOLAS SCOTT ALYN MICHAEL SCOTT AMANDA KAYE SCOTT ASHTON PERCELL SCOTT ATHERIUS DERRELL SCOTT AUSTIN SCOTT BRANDON CHADD SCOTT BRANDON PARKER SCOTT CAROL C SCOTT CHASON LEE SCOTT COREY R SCOTT
DALTON WAYNE SCOTT DAVID A SCOTT DAVID E SCOTT SR DUSTIN MAX SCOTT GARRETT MICHAEL SCOTT GREGORY JONATHON SCOTT HANK R SCOTT HAZEL M SCOTT JASON W SCOTT JENNIFER MICHELLE SCOTT JENNIFER SCOTT JESSE L SCOTT JESSE M SCOTT JESSE SCOTT
JOEL FRANCIS SCOTT JOHN T SCOTT JOHNNIE LEWIS SCOTT JOSHUA LEE SCOTT KEEGAN MICHAEL SCOTT KYLE ELLIOT SCOTT LANDYN MAURICE SCOTT LARRY G SCOTT MARK S SCOTT MARY ESTHER SCOTT MATTHEW GREGORY SCOTT MICHAEL B SCOTT MICHAEL J SCOTT MICHAEL L SCOTT
MICHAEL LEWIS SCOTT MICHAEL T SCOTT NICHOLAS A SCOTT PAYTON TUCKER SCOTT QUINN SCOTT RHETT A SCOTT RONALD K SCOTT RUSSELL L SCOTT RYAN LEE SCOTT SEDRICK LENNORD SCOTT JR SHAWN AVERY SCOTT SHAWN B SCOTT STACY SCOTT STEPHEN T SCOTT STEVEN GLEN SCOTT
TERANCE SCOTT THOMAS CLINT SCOTT TONY LORENZO SCOTT TROY C SCOTT TYLER MICHAEL SCOTT WILLIAM L SCOTT IV BENJAMIN ROSS SCOVEL TREVOR SCOWEN AARON RYAN SCRANTON DARIAN ANTHONY SCRANTON JOSHUA R SCRIBNER NICHOLAS E SCRIBNER HENRY DENNIS SCRIVENS
LANA S SCRIVNER CADDEN PAUL SCROGGINS DEVIN ROBERT SCROGGINS DANIEL SCROPOS TYRICE SCRUGGS WILLIAM MARQUEESE SCRUGGS BRADY A SCUDDER MARY A SCUDDER JASON SCURK EARNEST B SCURRY DAREN S SEA MATTHEW SEABOLT DONOVAN RICHARD SEABORNE
ZACHERY THALE SEAL ADAM GLENN SEALE GEOFFREY SEALE THOMAS JOEL SEALE MATTHEW T SEALY CHEYENNE DENALI ANDERSON SEAMONS SCOTT S SEAR II DEMARIO SEARCY JUSTUS AARON SEARIGHT BRIAN HOWARD SEARLE SCOTT RAY SEARLE CHADWICK B SEARS JEREMY WADE SEARS
RICHARD ALLEN SEARS DANIEL JAMES SEASOCK ZACHARY LEE WADE SEAT BETHANY NICHOL SEATON TAYLOR SEATON TYLER SEATON ROGER JASON SEATS KENNETH E SEAY DIEGO SEBASTIAN CRISTINA SEBASTIAN BALTAZAR BALTAZAR DOMINGO SEBASTIAN FRANCISCO JUSTIN SEBNICK
JAIMEE NICOLE SEBRING JUSTIN SAMUEL SEBRING AUSTIN CHRISTOPHER SECREST CHADWICK L SECREST JOSHUA MARION SECREST DERICK KENT SECRIST DUSTIN M SECRIST KEEGAN J SECRIST ZACHAIRE KIRK SECRIST DAMIAN SEDA KALE SEDERHOLM WHEELER CARAMAN SEDGLEY
VADIVEL SEDHURAMAN LEOPOLDO SEDILLO KATI JO SEDLACEK STEVEN THEODORE SEDLER RAJESH SEECHARAN WILLIAM SEEGERT KRISHNA SEEGOOLAM RICHARD SEEJATTAN PRATYUSHA SEELABOYINA MICHAEL L SEELMEYER NATHAN C SEELYE MOHAMED FAWAZ SEENI SAHUBAR
GANESH SEENIVASAN SATHISH KUMAR S SEENIVASAN SRINIVASAN SEERALAN VIJAI SEEREERAM CAMERON CARL LEE SEEVERS TREVOR J SEFTON ROBERT MATTHEW SEGARS STEFAN L SEGER TRAVIS DUANE SEGER TRINA SEGGER GEORGE KENNETH SEGHINI JOSHWA DALTON SEGO
ABRAHAM M SEGOVIA LONNIE STANLEY SEGOVIA MATTHEW SEGOVIA CHRISTIAN GAELL SEGURA GAMALIEL SEGURA RAFAEL SEGURA SARAH SEGURA DANIEL SEGURA CERVANTES JUAN CARLOS SEGURA ZAVALA ANDREW SEIBEL BRETT ROBERT SEIFERT ERIK W SEIFFERT DONNA D SEIGLE-
VALADE WILLIAM G SEIPEL WILLIAM NATHANIEL SEISON BRIAN E SEITTER MICHAEL D SEITZ HOLTEN L SEITZINGER KAVIARASU SEKAR MUTHU KRISHNAN SEKAR CHRISTOPHER MICHAEL SELBY MICHAEL SHAWN SELBY SARAH ELIZABETH SELF SHANE EUGENE SELF TRAVIS SELF
JEFFORD SELINGER WILL ALVERN SELIX TODD LEE SELKE JR SHAYNA DIANE SELL DIVYAPRASANTH SELLADURAI DYLAN R SELLARS JON-MICHAEL SELLARS ALLEN JAMES SELLERS JR ANTONIO D SELLERS MICHAEL J SELLERS SR NESSA MARIE SELLERS RICKEY LYNN SELLERS JR
ADAM JAMES SELLIN CLAYTON R SELLIN CONNOR SELLS JEFFREY G SELLS KEVIN SELLS KIRK SELLS RANDALL L SELMAN TABATHA MARIE SELPH GOKUL SELVAM GOKUL SELVAM HARIHARAN SELVAM TAMILARASAN SELVAM AJAY SELVARAJ KALEESWARI SELVARAJ KANNAN SELVARAJ
KARTHICK SELVARAJ SANJAY SELVARAJ POOVARASAN S SELVARAJ M REED HARRISON SEMMEL TIMOTHY SEMONICH ANDREW SEN EMILY RONIKA SEN ANDREA SENESAC BRANDON SENESAC PATRICK SENG STERLIN SENGER BALAJI SENGODAN CHARLIE SENIN DEVON TYLER SENIOURS
JAMISON LYN SENITZ ADAM B SENNETT ANTHONY VINCENT SENOR PAVAL SENTHAMIL SELVAN SRIRAM SENTHIL KUMAR MALINI DEVI S SENTHIL KUMAR P PERUMAL SENTHILKUMAR SOWNDHARYA SENTHILKUMAR KARUPPASAMY SENTHILMURUGAN MURUGAN SENTHILVEL
ALEJANDRO SEPULVEDA CARLOS AR SEPULVEDA NELSON CHEYENNE SEPULVEDA RAUL A SEPULVEDA ORLANDO SEPULVEDA GOMEZ GAUDENCIO SERAFICO-MARTINEZ GARRETT SERBA EMMA SEREDA MAISON SERGIO NIKITA SERGIYENKO JUSTIN CARTER SERLS KIERSTEN WILDE SERMINO
DIEGO NEDILSON SERNA RAFAEL SERNA RAMOS DENNIS E SERRANO ISAAC SERRANO JACOBO SERRANO JAIME SERRANO MARIANO MATEO SERRANO MILO SERRANO ROBERTO SERRANO SETH JACOB SERRANO JOSE FABIAN SERRANO SILVA RAMON ADRIAN SERRATOS DENIS SERRE
GEORGE MICHAEL SERRES DANYALE SHAUNA SERVICE JULIE SERVIES EDGAR SERVIN DE LA MORA KADE SESSIONS JASON SESTA ERIC SETH TYLER SETLER JACKIE SETSER JUSTIN L SETTECASE JOSEPH SETTERBO DEVIN NIKOLAS SETTERS PARKER SETTLE STEVEN SETTLES DHIVYA SETTU R
HUGO SEVCIK JASON L SEVEDGE RYAN SEVERIGHT BRYAN S SEVERS KENNETH LANE SEVERT JR PABLO SEVILLA CARDOZA RICHARD ALLEN SEVILLE RAYMOND SEWARD TRAVIS ALAN SEWARD CODY SEWARDS JEREMY C SEWARDS HANNAH KATHERINE SEWELL MATTHEW SEWELL
DUSTIN P SEXTON JASMINE L SEXTON JASON MATTHEW SEXTON JEFFREY KYLE SEXTON KAREN ANNE SEXTON PATRICK RYAN SEXTON SAMAY SEY THAD D SEYL ALEXANDER J SEYMOUR ARIK SEYMOUR CHRISTOPHER G SEYMOUR RICHARD J SEYMOUR SCOTT SEYMOUR MASON SGARLAT
DARBY MASON SHACKELFORD RODNEY DUANE SHACKELFORD ZACKARY MALIN SHACKELFORD CORY ANDREW SHADLE DERIC SHADOWENS BRIAN A SHAFER ROBERT A SHAFER CHENOWETH LEE SHAFFER MAKENZIE DAWN SHAFFER KENNETH J SHAFFNER ASHESH HARSHAD SHAH
JIGAR D SHAH RUSHI SHAH VARSHIL SHAH DONALD SHAHAN MICHELLE SHAHAN SHAHED SHAIK JOSEPH R SHALLEY JEROME SHALLOW COURTNEY ANN SHAMBEAU KARL J SHAMLEE SYED ABBAS SHAMSUDEEN SABIRA BANU SHANAVAS ANDRII SHANDYHA PRAVIN SHANMUGAM
RAMAKRISHNAN SHANMUGAM SIVAKUMAR SHANMUGAM RANJITHKUMAR SHANMUGANATHAN VELMURUGAN SHANMUGANATHAN THANGAMUTHU SHANMUGAVEL EDWARD THOMAS SHANNON IV JONATHAN RANDALL SHANNON MATTHEW SHANNON RICHARD ALLEN SHANNON JR
TRAVIS MICHEAL SHANNON ERIC R SHANTON YIBIN SHAO JAWAD SHAREEF ALMAS SHARIF VAHID NASSER SHARIFI AKASH SHARMA PULKITA SHARMA ROHIT SHARMA ROSHNI SHARMA SANJEEV SHARMA BRIAN L SHARP CHASE SHARP CHRISTOPHER ROY SHARP JEREMIAH SCOTT SHARP
KENDRA K SHARP KEVIN MICHAEL SHARP MATTHEW ALAN SHARP MATTHEW SHARP QUINTIN F SHARP TILLMAN L SHARP ANTHONY GERMAINE SHARPE CRAIG E SHARPE JOSHUA SHARPE KOHL SHADE SHARPE WILLIAM SHARPE WILLIAM SHARPE NICHOLAS RYAN SHARRAR
SPENCER SHARRAR DONALD J SHARROCK WILLIAM SHARRON RITA SHARWARKO ERIC DONOVAN SHATTO KURT A SHATTO HUNTER D SHAUERS JEFFREY SHAUERS NICHOLAS HUNTER SHAULL JUSTIN D SHAVER CEDRIC TERELLE SHAVERS JR CAMERON BARON SHAW DAVID F SHAW IV
DAVID F SHAW V FETIMA G SHAW GEOFFREY T SHAW GUNNER ALEX SHAW HOURAISEAN A SHAW JAKE E SHAW JAMES P SHAW JAMES V SHAW JARED GRAHAM SHAW JAXON J SHAW KELLY J SHAW MATTHEW MORRIS SHAW RACHEL LEANNE SHAW ROBERT CRAIG SHAW RYAN SHAW
SHARON SHARISE SHAW SHAUN M SHAW WAYNE KEITH SHAW WESLEY MICHAEL SHAW SCOTT SHAWVER CHARLES SHAY KENNETH JOHN SHEA TIMMY DEAN SHEA SEAN K SHEAD JOHN BROADUS SHEALY RYAN KEITH SHEALY ANTHONY A SHEARER CARRIE ANN SHEARER LUKE R SHEARER
MARK W SHEARER SCOTT M SHEARMAN TARA SHECKELL COLLIN JOSEPH SHEDDEN CHRISTOPHER M SHEDWILL GARY EUGENE SHEETS IAN JUNEAU SHEETS MICHAEL LYNN SHEETS WILBUR EUGENE SHEETS CHRISTOPHER ALLEN SHEFFER TIMOTHY A SHEFFIELD WILLIAM TYLER SHEFFIELD
SOLOMON DAWIT SHEGGU SHAIK SAOUD SHEIK MOHAMED RAFI MOHAMED RIYAZ SHEIK MOHIDEEN KISHOR SHELAR BRIAN P SHELDEN DANIEL J SHELDEN STEVE SHELEFONTIUK TAYLOR N SHELINE JAMES BURTON SHELL NICHOLAS C SHELL JACOB MICHAEL SHELLEDY RUSTY SHELLENBERGER
BRANDON DALE SHELLEY DONALD E SHELLEY JAMES ALEXANDER SHELLEY THOMAS SHELP BRIAN P SHELTON CHARLES ELVIS SHELTON CHARLIE DURWARD SHELTON CLIFTON CODY SHELTON CURTIS ALAN SHELTON HALIE RENAE SHELTON JACOB TODD SHELTON JAMES QUENTIN SHELTON
JAMES W SHELTON JEREMIAH PAUL SHELTON KEITH SHELTON LANDON DANIEL SHELTON NATHAN SHELTON NICHOLAS W SHELTON NOAH L SHELTON II STEVEN SMITH SHELTON CHARLES P SHENSHEW APRIL LYNN SHEPARD BRODY SHEPARD DAVID A SHEPARD GERALD J SHEPARD
JAMES ROBERT SHEPARD JR JASON DAVID SHEPARD TYLER LEE SHEPARD BLAZE DEAN SHEPHERD DANIAL D SHEPHERD DAVID A SHEPHERD DAVID GRANT SHEPHERD DOUG SHEPHERD JACOB DANIEL SHEPHERD JOSHUA AARON SHEPHERD MARK JASON SHEPHERD MARK LEONARD SHEPHERD
MATTHEW N SHEPHERD MICHAEL SHEPHERD NICHOLAS TAYLOR SHEPHERD RICHARD A SHEPHERD ROBERT W SHEPHERD SCOTT SHEPHERD II JORDAN NICHOLAS SHEPLER KENNETH J SHEPLEY DAVID SCOTT SHEPPARD JOHN W SHEPPARD JOSEPH W SHEPPARD JORDAN THOMAS SHEPPERSON
JEROME SHERET-CUROTOLA GEORGE TODD SHERIDAN MICHEL R SHERIDAN LAMARQUIS DESHAWN SHERIFF KALE SHERLOCK BRANDON R SHERMAN CHARLES E SHERMAN JR COLTON SHERMAN DEVIONE AUGUSTA SHERMAN FORREST MAJOR SHERMAN JOSHUA SHERMAN
SCOTT EDWARD SHERMAN JR KENNETH DOUGLAS SHERRATT AARON LEE SHERRILL BENJAMIN TYLER SHERRILL LANDON MYLES SHERRILL ROBERT NATHANIEL SHERRILL JESSICA ROBIN SHERWOOD SURAJ SHEKAR SHETTY ANDREW J SHIELDS DYLAN T SHIELDS JAMES WAYNE SHIELDS
MATTHEW B SHIELDS NATHAN SHIELDS NICHOLAS W SHIELDS PEYTON GREGORY SHIELDS TRAVIS SHIELDS WILLIAM SHIELDS HANNAH LEIGH SHIER MICHAEL RYAN SHIEW STEVEN ANDREW SHIEW SCOTT ALEXANDER SHIFFLETT EDWARD M SHILLEY ERIC J SHILLING
ANDREY VLADIMIROVICH SHIMKO LEENA YEJIN SHIN BRANDY SHINKLE MATTHEW D SHINN FRANK JAVIER SHIPLEY SHAWN DANIEL SHIPLEY DENIS B SHIPMAN JOSHUA PAUL SHIPMAN TYLER J SHIPMAN JASON KIJUAN SHIPP BILLY SHIRAH III HIROAKI SHIRAISHI CLAYTON WILLIAM SHIRAR
TAYLOR PAIGE SHIRAR DEVIN SHIREY LARRY D SHIREY NICHOLAS SAMUEL SHIRILLA BARBARA GAIL SHIRLEY CHARLES WINFRED SHIRLEY III DALLAS SHIRLEY DANIEL EDWARD SHIRLEY KEVIN SHIRLEY LANCE EUGENE SHIRLEY PATRICK STEPHEN SHIRLEY JOHN SHITTU KAILAS SHIVAJI AIWALE
PARMESHWAR SHIVAJI PAWAR AJAY SHIVARAM KURANE BRENNAN SHIVELY BRIAN L SHIVELY JESSE LEE SHIVELY ERIC W SHIVERS PATRICK GORDON SHIVERS TONY COLE SHIVERS MATTHEW SHKUDA MICHEAL RYAN SHOAF TANNER SHOBE KEVIN SHOCKEY MARCENA ELIZABETH SHOCKLEY
CODY DALE SHOEMAKER COURTNEY SHOEMAKER CURTIS DALE SHOEMAKER JR JOSEPH SHOEMAKER PERRY R SHOEMAKER III JAKEB MATTHEW SHOFFNER DANIEL C SHOLES ANTHONY SHOLL KYLE ROBERT SHOLL STEPHEN A SHONK SR STEPHEN SHONK JR DOUGLAS LAWRANCE SHOOK
DYLAN MCCOY SHOOK ROBERT CHASE SHOOK TODD WESLEY SHOOP MOSOPEFOLUWA OYETOLA SHOPEJU JOSHUA MARLON SHOPHER MATTHEW J SHORE NICHOLAS W SHORE INGRID SHORES CHRISTOPHER D SHORT CHRISTOPHER R SHORT CLAYTON PHILLIP SHORT DANIEL J SHORT
EAGLE SHORT JONATHON TYLER SHORT KEVIN M SHORT SCOTT D SHORT SCOTTY GEAN SHORT RYAN SHORTEN SCOTT G SHORTRIDGE WESLEY SHORTT DAVID L SHOTWELL JR NATHAN KENNETH SHOTWELL KYLE LAWRENCE SHOUDEL VIRGIL DOUGLAS SHOULDERS TOMMY E SHOUP
PAUL E SHOVLIN JR SHAUN A SHOWALTER CHRISTIAN E SHOWELL VALDEZ JOHN SHOWERS KEVIN W SHRADER NICHOLAS SHRADER PAYTON SHRADER PRESTON SHRADER AUDREY SHREDER BIBEK SHRESTHA GAURAB SHRESTHA MATINA SHRESTHA SRIYA SHRESTHA
CHRISTOPHER LEE SHREWSBURY HEATHER ANN SHROTE ROY L SHRUM WESLEY K SHRUM NICHOLAS WAYNE SHUBURTE KRISTIN JEAN SHUFFITT KORY LEE SHUGAR MASON BLAINE SHUHART JOHNATHON D SHULL ANTHONY JOSEPH SHULTZ BRIAN LEE SHULTZ CLAY S SHULTZ
DANE ALEXANDER SHULTZ JEFF L SHULTZ JUSTIN ALAN SHULTZ ETHAN PAUL SHUMAN KYLE W SHUMAN TIMOTHY A SHUMAN TROY A SHUMAN ANDREW MALACHI SHUMATE MARIAPPAN SHUNMUGA ARASALAI KUMAR S SHUNMUGAVEL G JOSEPH A SHUNNARAH JOHN RANDALL SHURDEN
HANNAH SHUREN CHESTER W SHUSTER ADAM J SHUTTS MICHAEL SHUTTS JR JOHN RUSSEL SHVEYDA ROBERT SHY WILL ALEXANDER ACOSTA SIBADA ESTEBAN SIBAJA YEPES NATHAN D SICARD SARANSH SIDDARTH ROBERT LEE SIDDERS ABID M SIDDIQUI GERALD SIDDLE JOSEPH M SIDDLE
JONATHAN SIDENER CASYN TYLER SIDES CYNTHIA CAROL SIDES JOHN W SIDES JR SHAWN MARCUS SIDES LORI A SIEBENALLER JARROD L SIEBRANDT JUSTIN G SIEBRANDT JEREMY W SIEDSCHLAG DERIK DANIEL SIEG AARON MATTHEW SIEGEL CASSANDRA SIEGEL PRESTON SCOTT SIEGFRIED
ROBERT SIEGFRIES JOHN BILLY SIEGLER JEREMY MICHEAL SIEGRIST CONNER SIEKMAN JADITH KAY SIEKMAN JOSHUA D SIELOFF AIDEN KANE SIERRA JACOB SIERRA JONATAN SIERRA PEDRO SIERRA JAGDIT SIEW ANGEL HERMINIO SIGALA DANIEL P SIGALA IRVIN J SIGALA
MARCOS SIGALA CORONA JOHN TYLER SIGGERS JEFFRIE SCOTT SIGHTLER BENJAMIN EDWARD SIGLER JONATHAN M SIGMON IAN SIGOUIN CODY LYNN SIKES KENNETH MATTHEW SIKES LANNETTE SIKES LOLITA M SILA YESUWA SILA MATTHEW MCMANEMIN SILBERBERG JACOB ISAAC SILER
MICHAEL KOCH SILFUGARIAN BRIAN JOHN SILHACEK JOSEPH PATRICK SILKE LOGAN RYAN SILLERY RYAN K SILLERY ANDREA SILLIVENT DAVID W SILLS JEREMY DUANE SILMAN ALYSSA SILVA ARIEL SILVA BRYCE ANTHONY SILVA GEORGE MICHAEL SILVA HECTOR JAVIER SILVA MARTIN SILVA
MASON ROBERT SILVA PATRICIO SILVA RAFAEL DIAS SILVA DAVID SILVA ALCARAZ ANGEL SILVA HERNANDEZ DANIEL SILVA OROZCO JOSE LUIS SILVA PASCUAL ERIK SILVA-HURTADO JESUS JAVIER SILVAN BURELO KEOKI WILLIAMA SILVA-VARES JOSEPH DANIEL SILVEIRA CHRISTOPHER ALLEN SILVER
PRATHER SILVERTHORN ZACHARY NOEL SILVIA JOHN THOMAS SIMANAVAGE IRAM PEREZ SIMENTAL JUAN LEONARDO SIMENTAL MICAH KYON SIMES MARSHALL JOSEPH SIMIEN III JAMES SIMINGTON RICHARD P SIMINITUS JACOB RYAN SIMMERMAN RYAN W SIMMERMAN
CORBIN CRAIG SIMMONDS ALEX K SIMMONS JR ALVIN V SIMMONS ANTHONY SIMMONS CAMRON SCOTT SIMMONS CHAD ALLEN SIMMONS CHILA STARR SIMMONS CHRIS W SIMMONS CHRISTOPHER SIMMONS CODY SIMMONS COLIN ELIAS SIMMONS COLTON D SIMMONS DANIEL LEE SIMMONS
DARIAN JESHAIAH SIMMONS DWAYNE K SIMMONS EMILIA J SIMMONS GAVIN SIMMONS HANNA MARIE SIMMONS JACOB P SIMMONS JOHN SIMMONS JONATHAN R SIMMONS JORDAN EVERETT SIMMONS JOSEPH R SIMMONS KENT ALLAN SIMMONS LUKE AARON SIMMONS
MARK EWING SIMMONS MEREDITH RENEE SIMMONS MILDRED LASHAUNDA SIMMONS PATRICK SIMMONS ROSS C SIMMONS STEVEN SIMMONS TIA SIMMONS WALKER LOWELL SIMMONS WILLIAM J SIMMONS WILLIAM P SIMMONS JR BRENT MICHEAL SIMMS COREY SIMMS
COREY DANTRICE SIMON ISAAC ABDIAS SIMON BRAVO DIEGO SIMON MATEO CHRISTIAN SIMONE STEPHANIE SIMONEAUX RYANNE JOSEPH SIMONES AUSTIN JOHN SIMONIC LUIS SIMONIN JR ANGELA SIMONS CHLOE M SIMONS ERNEST SIMONS JAMES ALLEN SIMONS JR JONAH B SIMONS
JOSHUA CHARLES SIMONS STEFANIE LETA SIMONS ADAM SIMONSEN JAMES D SIMONSEN DAVID GREGORY SIMONSON GAGE D SIMONSON AUNDREA L SIMPSON CANISHIA JUANITA SIMPSON CAYLON MALACHI SIMPSON CHRISTIAN DANIEL SIMPSON CHRISTOPHER D SIMPSON
CLYDE V SIMPSON CODY AUNDRA SIMPSON JAMES SIMPSON JEFFERY B SIMPSON JEREMY CHADWICK SIMPSON JEROME D SIMPSON JEVON SIMPSON JOAN W SIMPSON KELLI D SIMPSON LOGAN REECE SIMPSON MALONE ALEXANDER SIMPSON PAMELA SUE SIMPSON RACHEL A SIMPSON
RAYMOND SCOTT SIMPSON REGINA SIMPSON ROBERT J SIMPSON ROBERT P SIMPSON SCHUYLER JOHN SIMPSON SETH K SIMPSON SHERLOCK KELSO SIMPSON STEPHANIE M SIMPSON STEVEN K SIMPSON TERRY LEE SIMPSON TRAVIS M SIMPSON WAYNE SIMPSON WENDY G SIMPSON
WILLIAM ANDREW SIMPSON AUSTIN SIMRELL BARTLEY ADAM SIMS BENJAMEN SIMS BLAKE C SIMS BRANDI SIMS BRIAN DAVIS SIMS CHRISTOPHER L SIMS CHRISTOPHER LEE SIMS DANIEL ELLIOTT SIMS DAVID M SIMS DEWEY CHRISTOPHER SIMS HUNTER RAY SIMS JAMIE G SIMS
JOEL WAYNE SIMS JOHN B SIMS JOHN L SIMS III MARLON VORN SIMS MIGEL LEE MARTINEZ SIMS SCOTT EDWARD SIMS SERENA MARIE SIMS TYLER CHRISTOPHER SIMS WILLIAM GAGE SIMS WILLIAM R SIMS WYATT IVAN SIMS DANIEL SINCERE ALEXANDER G SINCLAIR DERYSE MARIA SINCLAIR
JONATHAN CRAIG SINCLAIR NICOLE SINCLAIR PHILIP KEITH SINCLAIR STEPHEN SINCLAIR TRENT W SINDELAR THEREN SINDERSON JOHNNY RAY SINES CARL BRANDON SING VEERAKUMAR SINGARAM BLAINE SINGER CHRISTOPHER SINGER AMRITPAL SINGH ANMOLPREET SINGH
ANURAAG ABHISHEK SINGH BAKHSHINDER SINGH BRANDON SINGH BRINDER SINGH DEVON SINGH GUDDI SINGH GUDDI SINGH GURPREET SINGH JASLEEN KAUR SINGH JASPREET SINGH KHAILASH SINGH KRISTOFF SINGH LOVEPREET SINGH NAVJOT SINGH NAWAL SINGH NIKITA SINGH
PALVIR SINGH VISHNOO SINGH HEATHER SINGKOFER DEEPAK SINGLA AMY CHRISTINE SINGLETARY COREY JEROME SINGLETARY JARED L SINGLETARY MARVIN E SINGLETARY CHELSEA SHAE SINGLETON CHRISTOPHER PAUL SINGLETON COREY D SINGLETON DAVID SINGLETON JANA-
LACEY U SINGLETON JASON E SINGLETON JEFFREY A SINGLETON LEVI WILLETT SINGLETON ROBERT SINGLETON WYVONIA SINGLETON ASHTON BRETT SINIARD TYLER ZACHARY SINK SPENCER SINKINS RAY SINNOTT KATLYN ELIZABETH SIPE CASEY SIPES NATHAN DANIEL SIPES
TRISTAN TRE SIPES LARREGUI J SIPHO TEOFILO SIPRIANO JR ARNULFO SIQUEIROS-SANCHEZ BRIANNA ROSARIO SIRIN ASHLEY RENEE SISCO CLAYTON BRADLEY SISCO COREY BLAKE SISK JAMES MATTHEW SISK NICHOLAS TREY SISK MARCONI SISON BRENNAN KEITH SISTRUNK
KATHRYN MARIE SISTRUNK VALERIE SITAR JASON SITAREK MICHAEL JOSEPH SITARSKI AARON SITCH ALBERT LEWIS SITES JR VASANTHAKUMAR SITHANATHAN LEALUN SLADE SITZ TYLER JAMES SITZMANN MENGIS SIUM ZEWELDI SIUM SETHU MADHAVAN SIVA KUMAR ANBARASAN SIVAJI
LABIN KISHORE SIVANADAR L MARISELVAM SIVANPILLAI RAHUL SIVANU PANDIAN HARIHARASUDHAN SIVASUBRAMANIAN NAVIN KUMAR SIVASUBRAMANIYAN AARON R SIZEMORE JAMES OLEN SIZEMORE II PERRY BILL SIZEMORE PAMELA FAYE SJOSTROM CODY MICKAEL SKAGGS
JARED LEE SKAGGS KYLE R SKAGGS BRENDAN SKANES BONNIE SKARA STEVEN R SKEELS JACE R SKEEM RUSSELL REED SKEEM TRAVIS SKEEN TRAVIS REID SKEENS CORBIN FLOYD SKELTON FOY ETCHIESON SKELTON LANDEN SCOTT SKELTON TYLER B SKELTON TYLER STEVEN SKELTON
KEVIN M SKERO JOHN F SKERRITT IV DRAKE P SKIDMORE LINDSAY L SKIDMORE MATTHEW M SKILLSTAD BOBBY JOE SKINNER BROCK SKINNER CHRISTOPHER AUSTIN SKINNER HAROLD CLINTON SKINNER JAVON DANTE SKINNER KENDALL LEE SKINNER KIRK AARON SKINNER MICHAEL SKINNER
RANDY JON SKINNER STEPHEN C SKINNER TYREL GOLDEN SKINNER BRITTINI SAMANTHA SKIPPER ERIC THOMAS SKIPPER WILLIAM TIMOTHY SKIPPER JOANNA MICHELLE SKIRVIN CHARLES KYLE SKOGLUND MARCUS D SKOGLUND ZACHARY LEE SKOK LEANN M SKOKAN STEVEN E SKROBISZEWSKI
EMILY JAYNE SKROLY ELIZABETH W SKUFCA LESZEK E SKULSKI JERRY W SLABAUGH BENJAMIN ALMA SLACK CHRIS J SLADE DAVID SLADE DEVIN LEE SLADE HOLLY LYNNE SLAGELL DALTON JAMES SLAIN BRANDON LYNN SLATE NATHANAEL W SLATE JAXON JOSEPH SLATER JOSEPH KENT SLATER
JOSHUA GREGORY SLATER LUKE RAY SLATER SIENNA SLATER LEIGH'R J SLATES PATRICK TURK SLATES RONALD SLATTERY ASHLEY NICOLE SLAUGHTER GARY T SLAUGHTER JASON T SLAUGHTER JEREMY A SLAUGHTER MICHAEL LAMONT SLAUGHTER CATHARINE A SLAVENS CHAD M SLAVENS
RYAN DAVID SLAVENS JAMES SLAVIN STANISLAV NA SLAVSKIY SCOTT SLAWINSKI ANTONIO DAWON SLAYTON KEVIN SLAYTON IVAN SLEDGE III KRISTIN P SLEDGE ANGEL SLEDGE JOHNSON JAMES MICHAEL SLEEP GREGG SLENTZ STEPHEN SLESINSKI CINDY SLETTEN BRADLEY ALAN SLIDER
STEVEN D SLIDER JUSTIN D SLIFE DARREN WAYNE SLIGER JAMES KENNETH SLIGH BRADLEY A SLIKER TODD W SLIKER STANISLAV SLIVCHENKO DILLON CASHWELL SLOAN MATTHEW SLOB ELI ANDREW SLONIKER JOSHUA D SLOSSON MICHAEL J SLOSSON BRANDON CHRISTOPHER SLOUCK
CHRISTOPHER D SLOVAK JANIE LYNN SLOWN DARRECK T SMAKA PAMELA SMALBRUGGE CULLEN JAMES SMALL ETHAN ALEXANDER SMALL MARK ALAN SMALL MATTHEW SMALL NICHOLAS SMALL TREY ROSS SMALL CRAIG PHILIP SMALLEGAN CHARLES SMALLEN ALEX SMALLEY
CHRISTOPHER MICHAEL SMALLEY JOHN SMALLEY MICHAEL A SMALLEY ERIC SMALLMAN DAMIEN ALEXANDER SMALLMON JAMES EDWARD SMALLMON KATHRYN DEANNA SMALLMON CURTIS SMALLS MICHAEL SMALLS DANIEL JEREMIAH SMALLWOOD FAITH JANINE SMALLWOOD
KINO SMALLWOOD MICHAEL L SMALLWOOD TYLER LEE SMALLWOOD JOHNNY JERMANE SMARR CODY SMART JACOB MICHAEL SMART SHANNON MICHAEL SMART DAVIS TANNER SMELLEY KEITH ROBERT SMELLIE DEREK M SMETZER KAREN M SMID JASON E SMILEY PERRIS ALEXANDER SMILEY
RODNEY LEE SMILEY AARON M SMITH AARON N SMITH AARON VINCENT SMITH ADAM M SMITH ADAM MARLIN SMITH ALEX B SMITH ALEX BERNARD SMITH ALEXANDER RAYMUNDO SMITH ALEXANDER SMITH AMANDA SHA SMITH AMBER KELLY SMITH ANDREW DWAYNE SMITH
ANDREW KEETON SMITH ANDREW RICHARD SMITH ANGELA BENNETT SMITH ANTHONY T SMITH ANTHONY SMITH JR ANTONIO TRYMANE SMITH ASA C SMITH ASHLEIGH SMITH AUSTIN ELLIS SMITH AUSTIN H SMITH AUSTIN STEVEN SMITH BENJAMIN E SMITH BENJAMIN PAUL SMITH
BENJAMIN TIMOTHY SMITH BENTON T SMITH BILLY J SMITH BOBBY TYLER SMITH BRAD L SMITH BRAD LEE SMITH BRADEN JOSEPH SMITH BRADLEY SMITH BRANDIN LANE SMITH BRANDON DOUGLAS SMITH BRANDON K SMITH BRANDON LEE SMITH BRANDON SCOTT SMITH
BRANDUN KEITH SMITH BRETT SMITH BRIAN M SMITH BRYAN E SMITH CAMERON BLAKE SMITH CAMERON D SMITH CARLIE S SMITH CARSON DAVID SMITH CASEY JORDON SMITH CASEY SMITH CASSIE NICHOLE SMITH CHADWICK SMITH CHARLES DANIEL SMITH CHARLES R SMITH
CHARLES WALTER SMITH CHARLESTON LEE SMITH CHERYL L SMITH CHRIS T SMITH CHRIS SMITH CHRISTIAN MICHAEL SMITH CHRISTIAN R SMITH CHRISTINA D SMITH CHRISTOPHER A SMITH CHRISTOPHER DALE SMITH CHRISTOPHER DARVEL SMITH CHRISTOPHER SMITH CHRISTOPHER SMITH
CLAINE SMITH CLAYTON C SMITH CLINT T SMITH JR CLINT T SMITH CLINT V SMITH CODY ALLAN SMITH COLE MICHAEL SMITH COLTEN JED SMITH COREY S SMITH CORNELIUS SMITH CORY A SMITH CORY JADE SMITH COURTNEY BROOKE SMITH CRAIG JAMES SMITH CRAIG SMITH
CRYSTAL ALYNN SMITH CRYSTAL G SMITH DAMIAN JEFFREY SMITH DANE MORRIS SMITH DANIEL L SMITH DANIEL LORREN SMITH DANIEL SMITH DANNY L SMITH DARIUS MICHAEL SMITH DARRYL SMITH DAVID HILLMAN SMITH DAVID L SMITH JR DAVID MYLES SMITH DAVID SMITH
DELINDA TUCKER SMITH DEREK WAYNE SMITH DERICK SMITH DERON SMITH DEVECKY SMITH DEVIN LAWRENCE CARROLL SMITH DEWAYNE SMITH DIAMOND GENAE SMITH DONALD D SMITH JR DONALD F SMITH II DREW A SMITH DUSTIN E SMITH DUSTIN L SMITH DUSTIN SMITH
DYLAN MATHEW SMITH EDDIE ANDREWS SMITH EMMANUEL JAMAL SMITH EVAN ANDREW SMITH EVAN W SMITH EVAN SMITH FONDA MICHELLE SMITH FRANKLIN WOOLARD SMITH GARRI W SMITH GARY LYNN SMITH GARY MICHAEL SMITH GEORGE EDWARD SMITH GLENN A SMITH
GLENN R SMITH II GRADY F SMITH GREGORY MICHAEL SMITH GRIFFIN ANDREW SMITH HARLI SMITH HARRY K SMITH HAYDEN JOSEPH SMITH HEATHER S SMITH HEIDI SMITH HOWARD SMITH HUNTER RILEY LEE SMITH HUNTER WILLIAMS SMITH HUXLEY D SMITH IEON SMITH
ISAAC JUDE SMITH ISAIAH S SMITH SR JACK D SMITH JACOB ALLEN SMITH JACOB ISSAC SMITH JACOB LE SMITH JACOB LEE SMITH JACOB LOWELL SMITH JACOB T SMITH JAMES GRANT SMITH JR JAMES H SMITH JAMES NATHAN SMITH JAMES ROBERT SMITH JAMES SCOTT SMITH JR
JAMES T SMITH JAMES TYLER SMITH JAMES WORTHING SMITH JAMIE C SMITH JAMIE CRAIG SMITH JAMIN W SMITH JAMISON R SMITH JARED R SMITH JARED SMITH JARRED MICHAEL SMITH JASON A SMITH JASON AARON SMITH JASON D SMITH JASON D SMITH JASON HEATH SMITH
JASON LEE SMITH JASON ROBERT SMITH JASON S SMITH JAXON SMITH JAY ANDREW SMITH JAY R SMITH JEFFERY B SMITH JEFFREY A SMITH JEFFREY A SMITH JEFFREY CRAIG SMITH JEFFREY S SMITH JEREMY BRUCE SMITH JEREMY JAMES SMITH JEREMY QUINTON SMITH JEREMY S SMITH
JEREMY TAYLOR SMITH JEREMY SMITH JERRY SMITH JESSALYN RAE SMITH JESSE ALBERT SMITH JESSIE MELTON SMITH JIMMY F SMITH JOE LOUIS SMITH JR JOEL LUKE SMITH JOEY D SMITH JOHN ALAN SMITH JOHNNY BRENT SMITH JONATHAN E SMITH JONATHAN MICHAEL SMITH
JONATHAN ROSAVELT SMITH JONATHAN RUSSELL SMITH JONATHAN W SMITH JONMICHAEL VERNON SMITH JORDAN LEE SMITH JORDAN M SMITH JOSEPH AARON SMITH JOSEPH EDWARD SMITH JOSEPH HOWARD SMITH III JOSEPH JUSTIN SMITH JOSH SMITH JOSHUA CARL SMITH
JULIE ANN SMITH JUSTIN TYLER SMITH JUSTIN TYLER SMITH KAITLIN C SMITH KALEB SMITH KATIE ELLEN SMITH KATINA LYNN SMITH KEITH A SMITH KEIVON SMITH KELBY M SMITH KENNETH A SMITH KEVIN D SMITH KEVIN SMITH KOLTON L SMITH KONNOR DAVID SMITH KYLE M SMITH
KYLEN WILLIAM SMITH KYLI SMITH LACI SMITH LANCE SMITH LANDON MITCHELL SMITH LARRY BRUCE SMITH LAUREN PAIGE SMITH LAWRENCE JAMES SMITH LESLIE ANN SMITH LESTER C SMITH JR LOGAN DEAN SMITH LOGAN SMITH LUCAS SMITH LUKE A SMITH LUKE D SMITH
MARANDA SMITH MARCUS ALEXANDER SMITH MARCUS JAVON SMITH MARGO SMITH MARK A SMITH MARK A SMITH MARK LOUIS SMITH MARLIN A SMITH MARVIN SMITH MATTHEW B SMITH MATTHEW JACKSON RAY SMITH MATTHEW R SMITH MATTHEW SMITH MAURICE C SMITH
MELINDA SMITH MELVIN LAMONT SMITH MEREDITH LEIGH SMITH MICAELA RENEE SMITH MICHAEL A SMITH MICHAEL ANDREW SMITH MICHAEL B SMITH MICHAEL D SMITH JR MICHAEL DILLAN SMITH MICHAEL HECTOR SMITH MICHAEL JA SMITH MICHAEL SCOTT SMITH MICHAEL W SMITH
MICHAEL SMITH MICHAEL SMITH MICHELLE M SMITH MILES D SMITH NATHANIEL SMITH NICHOLAS L SMITH NICHOLAS S SMITH NOAH CLAYTON SMITH OLIVIA LEANN SMITH PATRICK C SMITH PATRICK SHAWN SMITH PATRICK SMITH PAUL D SMITH PAUL DAVID SMITH III PAUL W SMITH
PHILLIP SMITH QUINCY LEE SMITH RALPH EDWARD SMITH RANDALL D SMITH RANDY C SMITH RAYMOND KYLE SMITH RICHARD S SMITH RICHARD SMITH RICKY L SMITH RILEY JACOB SMITH RILEY TRAI SMITH RITA L SMITH ROBERT D SMITH ROBERT G SMITH ROBERT HOWARD JULIAN SMITH
ROBERT SMITH ROBIN LYNN SMITH ROCKY D SMITH RODNEY C SMITH ROGER JOSEPH SMITH ROREY ANDREW SMITH RYAN ANTHONY SMITH RYAN S SMITH RYAN SCOT SMITH SABASTEIN JOSEPH SMITH SAMUEL D SMITH SAMUEL JAMES SMITH SAMUEL MARTIN HOWARD SMITH
SAMUEL R SMITH SARAH EILEEN SMITH SCOTT SMITH SEAN L SMITH SEAN M SMITH SHANE SMITH SHANNON LISA SMITH SHAUN PAUL SMITH SHAWN ELLIS SMITH SHELDON SMITH SHERRY D SMITH SHILOH D SMITH SIMON PERRY SMITH STEFANIE ERIN SMITH STEPHEN CHADD SMITH
STEPHEN SMITH STEVEN ANDREW SMITH STEVEN B SMITH STEVEN JAY SMITH STEVEN KODY SMITH STEVEN L SMITH STEVEN LEE SMITH SUZY SMITH SYLVESTER SMITH JR TAMMY G SMITH TAYLOR SMITH TERENCE VANDRA SMITH TERENCE SMITH TERRY R SMITH JR THOMAS A SMITH IV
THOMAS BRANDON SMITH THOMAS C SMITH TIA BREUNNA SMITH TIMOTHY ALAN SMITH TIMOTHY D SMITH TIMOTHY W SMITH TOM P SMITH TONY SMITH TORIS GERARD SMITH TRACEY LYN SMITH TRACY HAMILTON SMITH III TRAVIS LEE SMITH TRAVIS W SMITH TRAVIS WAYNE SMITH
TYLER HARLEE SMITH TYLER R SMITH TYSON LEE SMITH UNTON LUMONT SMITH VINCENT SMITH VIVIAN A SMITH WALTER S SMITH WAYNE SMITH WESTON LEE SMITH WIL JAMES-JUNIOR SMITH WILLIAM C SMITH WILLIAM CANTRELLE SMITH WILLIAM DANIEL SMITH WILLIAM P SMITH
WYATT SMITH ZACHARY A SMITH ZACHARY TYLER SMITH ZETH SMITH MATTHEW SMITH-ALEXANDER BRIAN A SMITHART ASHLEY NICHOLE SMITHERMAN JUSTIN K SMITHERS MATTHEW SMITHEY DEREK CHARLES SMITHSON BRIAN S SMITHWICK NEAL W SMITLEY RYAN BLAINE SMITLEY
TANYA SMITS JAMES H SMOAK TIMOTHY WEBER SMOCK JACOB SMOOT MICHAEL DEWAYNE SMOOT SCOTT ANDREW SMOOT DEDRICK SMOTHERMAN HOWARD C SMOTHERS JILL NICOLE SMOTHERS JARED CHANCE SMYLY PHILLIP C SMYTH CHRISTOPHER CHARLES SMYTHE KERN SNAGGS
BRYAN R SNATCHKO ROBERT WILLIAM SNEDDON LUCAS MARION SNELGROVE HAYDEN SHANE SNELL JIMMY SNELL KYLE WILLIAM SNELL SCHUYLER BRANDON SNELL AUSTIN LEE SNELLING CASPAR M SNELLING MICHAEL A SNELLING SHANNON L SNELLING KALIQ SNELSON
DALLAS TODD SNIDER JASON PAUL SNIDER KAREN LYNN SNIDER KERRY GENE SNIDER RESSA MICHELLE SNIDER KENDRA LEANDRA SNIPE HINES DAYTON SNIPES EDWARD R SNIPES JR JESSICA HAILE SNIPES KEVIN NEAL SNIPES MATTHEW ALLEN SNIPES WILLIAM CODY SNIPES
BRADLEY E SNODDY NOAH LEE SNODDY ROBERT D SNODDY JAMIE J SNODGRASS ALAN DEAN SNOW ALFONZA M SNOW BRANDON T SNOW CHRISTOPHER A SNOW GLENN K SNOW MATTHEW D SNOW MELISSA A SNOW SCOTT LEE SNOW SPENCER NORRIS SNOW THADDIUS G SNOW
WILLIAM J SNOW TRACY SNOWBERGER JOHN PAISLEY SNOWDEN ANTHONY SNYDER BRIAN K SNYDER CASEY LYNN SNYDER CHRISTOPHER SNYDER GRACE M SNYDER HAYDEN CLIFTON SNYDER JOSEPH J SNYDER JOSHUA ERIC SNYDER KIRK JOSEPH SNYDER LISA AUDREY SNYDER
LONNIE D SNYDER JR MARIA SNYDER MICHAEL JAMES SNYDER SONYA Y SNYDER STEVEN P SNYDER TERRY LEE SNYDER TRAVIS SNYDER TROY JOHN SNYDER HAUNANI SOARES MARCO SOARES VERNON M SOARES KYLE JAMES SOBCZAK ELIZABETH F SOBEY CHAD D SODERQUIST
MARIA SOEIRO ERIC FRANCIS SOFRANKO KYLE JAMES SOHL ANDRES SOISSA ANDREW J SOK OLEKSANDR SOKOLOV MAYURKUMAR SOLANKI VIJAY SOLANKI MILO GABRIEL SOLANO FRANCISCO DANIEL SOLARTE JAYSSE SOLEDAD MIRANDA THOMAS MITCHELL SOLES LUPO TONY SOLI
SAM SOLIMAN SRAVANI SOLIPETA GILBERT GENARO SOLIS JAIME SOLIS JORGE HOMERO SOLIS JR JUAN CARLOS SOLIS SUSANA SOLIS THEODORE SOLOMON TREVOR VERNON SOLOMONSON ANTHONY CIENFUEGOS SOLORIO CEDRONIO A SOLORIO WILLIAM SOLORIO DANIEL SHANE SOLOWES
ADAM WINCENTY SOLTYS DANA SOLVESON CHHAT SOM ARUN SOMAN BALASUNDAR SOMASUNDAR PAUL SOMERS NADIR SOMJI ANDREW SOMMER GARRETT TAYLOR SON NARA SON SOC KHA SON DHAVAN SONANI SUNIL SONAWANE KEITH C SONDEJ ROGER STEVEN SONG COLT SONGER
JIGNASHA VINODBHAI SONI JOSHUA CARL SONNEBERGER BRANDON S SONNENFELT KERRY SOODEEN ANIL SOOGRIM AARON SOOSAY FRANCIS SOOSAY SARA J SOOSH SARA K SOPER BRYSTIN KALAIKUIKAINO SOPI GREGORY SORA ANJELENE D SORENSEN GEORGE W SORENSEN
JOSEY SORENSEN SKYLER JON SORENSEN WILL D SORENSEN DOMINIC JAMES SORENSON-COOK ADRIENNE SORIANO CESAR SORIANO JOSE MARTIN SORIANO JR KARLA AURORA SORIANO VILORIA DRAGANA SORMAZ CLINTON WADE SORRELL ERIC M SORRELL RICHARD EARL SORRELLS
THOMAS SORRELLS GIUSEPPE SORRENTO SUSAN R SORRICK RONALD J SORTERS JR ALEJANDRO SOSA LECHUGA YUSNIER OSMEL SOSA NAPOLES MARIA SOSA SANCHEZ ISAAC DWAYNE SOSH ISAIAH DAKOTA SOSH SR JORDAN THOMAS SOSH DAVID J SOSINSKY GODWIN KWAMI SOSUH
ADRIAN SOTELO ANTONIO ANTUNEZ SOTELO JULIETA SOTELO VILLEGAS ALEJANDRO SOTO ANABEL SOTO BAILEY WESTON SOTO BRAIAN SOTO FRANCISCO SOTO GUSTAVO LUIS SOTO JOSE J SOTO MADELINE SOTO NELSON ALFREDO SOTO OMAR JEHISON SOTO ROBERTO SOTO
CRISTINA FABIOLA SOTO BEDOLLA EMA GRACIELA SOTO OROPEZA GUILLERMO SOTO RODRIGUEZ MARIA ELENA SOTO SILVA JAIME A SOTO TORIZ GRACIELA SOTO VALDEZ MANUEL SOTO VALDEZ RHETT A SOUDER KEVIN D SOUL ZACARY SCOTT SOULES GAGE LEWIS SOULIA LEE SOUSA
DUSTIN DEWAYNE SOUTH CHELSEA SOUTHARD JUSTIN D SOUTHARD MARISSA AMBER-CHAE SOUTHARD ANDREW MICHAEL SOUTHER ANNA DAWN SOUTHERN DANA RAY SOUTHERN LUKE PAYNE SOUTHERN ZACHARY LAYNE SOUTHERN SAMUEL JACOB SOUTHERS JOHN C SOUTHWELL
THOMAS FRANKLIN SOUTHWICK JOE C SOUTHWOOD MICHAEL JOHN SOUZA AMANDA FAYE SOVEL AARON E SOVEREIGN BRYCE AARON SOVEREIGN NICHOLAS J SOVEREIGN SHANNON STEVE SOVEREIGN SHUBHAM SOVILKAR COLLEEN K SOWDERS JASON SOWELL EDWARD A SOWLES
STANLEY E SPADE JAYMES LANDON SPAIN DANIEL J SPALDING MICHAEL S SPALDING ERICA LEIGH SPALIN LOGAN SPANGLER STEVEN SPANKS LUCAS LEON SPANN NATHAN GREGORY SPANN DANIEL SPANOS BLAKE ADAM SPARKMAN DANNY SPARKMAN DUANE SPARKMAN KYLE A SPARKMAN

MICHAEL B SPARKMAN CHERA JOY SPARKS DAVID CAMPI SPARKS ELIJAH JAMES SPARKS LARRY W SPARKS JR JOSEPH M SPARROW TOM SPATOLA ASHTON PAUL SPAULDING DION DENIS SPAULDING DONQUIS SPAULDING MARK J SPAULDING NICHOLAS JOSEPH SPAULDING
STEVEN P SPAULDING JR ZACHARY ALAN SPAULDING SAMANTHA MARIE SPAW JARROD ANDREW SPEAKMAN DAVID SPEAR KRISTAN ANN SPEAR AMIRA ARABELLA SPEARS CHRISTY D SPEARS CORY LEE SPEARS ROBERT JOEL SPEARS ADAM J SPECE DAVID R SPECHT MARK G SPECHT
KIMBERLY ROSEANN SPECK CHRISTIN ELIZABETH SPEED BRANDON RAY SPEEGLE JASE DELANE SPEER JORDAN D SPEER JUSTIN L SPEER SUZANNE M SPEER RICHARD HUNTER SPEIGEL TAYLOR PAIGE SPEIGEL MICHAEL D SPEIGHTS JOSEPH R SPEIGL GEORGE HUNTER SPELL MARK J SPELLAR
BRYSON SPELLMAN RONALD SPELLS CHARLES J SPENCE DOUGLAS G SPENCE HALEY NICOLE SPENCE JEREMY M SPENCE JOSEPH MCCOY SPENCE JUSTIN E SPENCE ROBERT E SPENCE TREVOR SPENCE ADAM C SPENCER DONALD R SPENCER DOUGLAS A SPENCER EVAN A SPENCER
JEREMIAH DANIEL SPENCER JUSTIN SPENCER KYLE DOUGLAS SPENCER KYLER L SPENCER MARK CHRISTOPHER SPENCER MICHAEL JAMES SPENCER MICHAEL SPENCER RYLEE DRAKE SPENCER TRAVIS C SPENCER WELTON WALTER SPENCER KERRY MICHAEL SPERO BRANDON R SPIAK
CHAD SPICER DANNY R SPICER RANDY J SPICER TREVOR BLAKE SPICER JONATHAN ROY SPIECE AMY M SPIEGEL TIMOTHY A SPIEGEL ZACHARY T SPIEGEL DAKOTA MICHAEL SPIELBERGER-MCCLURE RYAN M SPIESS NICHOLAS S SPIGLE GERALD J SPIKER LAKRISTEN L SPILLER
ZACHARY TYLER SPILLMAN MIRELLE OLIVEIRA SPINDOLA BRENDON CHASE SPINKS JAIME A SPINKS NICK SPIRES TIMOTHY A SPIRES BRADLEY THOMAS SPISAK JONATHON R SPITLER IAN M SPITZER JUSTIN P SPITZER TIMOTHY J SPITZMUELLER DEVIN J SPIVEY GARRETT SPIVEY
JAMIE R SPIVEY TYLER DANIEL SPIVEY AUSTIN T SPOHN MATTHEW ERIN SPOON AMBER MARIE SPORL ROLAND S SPORLEDER CALEB HOUSTON SPRAGG CHRISTOPHER ALLAN SPRAGUE JOHN F SPRAGUE II LARRY G SPRAGUE MATEJ SPRAH JOSEPH JOHN SPREITZER WAYNE V SPREITZER
KYLE M SPRENGER CONNOR SCOTT SPRIMONT JOHN WALTER SPRING WILLIAM L SPRINGBORG AMY L SPRINGER PHILLIP JORDAN SPRINGER STEPHANIE SPRINGER TIMOTHY J SPRINGER JOSHUA MCLEAN SPRINGS RICKY STEVEN SPRINKLE ZACHARY THOMAS SPRINKLE ZACHARY SPRINTZ
BENJAMIN A SPROAT JAMESSON QUINTE SPROLING DANESHIA SHAVONTA SPROTT TIMOTHY R SPROULL GARY DON SPROUSE TRAVIS D SPROUSE KENNETH MICHAEL SPRUILL ANGELA SPURLOCK CECIL SPURLOCK III LANCE SPURLOCK ANNA SQUIRE BILLY JOE SQUIRE JERRY W SQUIRES II
JOHN PAUL SQUIRES PETER SQUIRES AUSTIN SQUYRES JOY A SQUYRES PHILLIP AUDEAN SQUYRES SRIRAM SRIDHARAN ARAMBU SRIKANTHAN AKILAN SRINIVASAN KARTHIK SRINIVASAN KAVITHA SRINIVASAN VIJAY SRINIVASAN SNEHA VARSHINI SRIRENGA PERUMAL ROY H SRYMANSKE
JARED ST AUBIN KENNETH ST CLAIR STEPHANIE M ST CLAIR DAVID R ST GEORGE ADAM ST HILAIRE BLAKE ST HILAIRE CRAIG ST JEAN BYRON RAY ST LAURENT CHRISTOPHER DAVID ST MARTIN WILLIAM ST MYER WAYNE NORMAND ST PIERRE JR DANIELLE MAURINE STABLER
ALEJANDRO STABREFF AARON JUDD STACE DEREK STACEY NATHAN STACEY NOAH STACEY RON STACEY JACQUELYN R STACHOWSKI JAROSLAW K STACHURA STEWART JAMES STACHURA JASON ANDERSON STACK TRAVIS M STACKHOUSE CODY STACKLIN LUCIUS WAYNE STACKS
ANDREW STACY BONITA L STACY MARK ALAN STACY AUSTIN PATRICK STADIE MARSHALL R STADLER TRAVIS TANNER STAFFEY CASEY GAIL STAFFORD JODI STAFFORD JOHN ANDREW STAFFORD RAY LEE STAFFORD RAYMOND MATTHEW STAFFORD SHAWN PATRICK STAFFORD THOMAS F STAFFORD
CADE ALLEN STAGGS LINDSEY SARAH STAGGS MICHAEL ANTHONY STAHL TODD STAHLMANN SUMMER GRACE STAIGER BLAKE STAIRHIME FELIPE STA-JUANA JOSEPH STERLING STALKER MICHELLE F STALLARD WADE S STALLARD AARON TYLER STALLINGS CODY ALLEN STALLINGS
MARVIN STALLINGS MATTHEW STALLINGS MELISSA STALLINGS TRENT POPE STALLINGS DUSTIN S STALLONES DARRIN L STALNECKER CHRIS X L STAMAND JAY STAMAND DUSTIN L STAMER TRACEY A STAMMER NICHOLAS KYLE STAMPER ROBERT BRAD STAMPS BRIAN EDWARD STANCHIN
CHRISTOPHER MICHAEL STANCHIN TYLER E STANCHIN TRAVIS DWIGHT STANCIL JERMAINE LORELL STANDER TY DOUGLAS STANFIELD JAMES LYNN STANFORD KAISON SCOTT STANFORD LANCE EUGENE STANFORD ERIC ALLEN STANK SHAWN STANGER GERASIMOS STANITSAS
CHANDLER BLAINE STANLEY DAVID PAUL STANLEY JAMES TANNER STANLEY JOHNOTHAN R STANLEY MICHAEL STANLEY SPENCER FRANK STANLEY MICHAEL WILEY STANOFF ROGER D STANSBURY CLARA STANTON DAVID EARL STANTON JAMES R STANTON JARED STANWORTH
ADAM CARSON STAPLES BRANDON TYLER STAPLES EMILY STAPLES TREQUAN STAPLES BRIAN S STAPLETON HEATHER BROOKE STAPLETON JAMES STAPLETON PETER STAPLETON KYLE R STAPLEY AUSTIN LEE STARCHER BEVERLY A STARK JOHN W STARK ZACHARY LEE STARK
LOGAN MATHEW STARKEY NOAH STARKEY RYAN STARKEY WILLIAM STARKEY LARISSA STARKS NOAH J STARKS SHAWNA M STARKS TODD L STARKS TRAVIS L STARKS ADAM STARLING JAMES ISAAC STARLING GREGORY STARNES JOHN A STARNES LARRY M STARNES
BERNISE WANDA STARR BRIAN D STARR BRIAN S STARR CHRISTOPHER JUNIOR STARR LINDA M STARR MARIA L STARR NANCY J STARR WAYNE R STARRETT CHELSEY RAE STARWALT ANN E STASCH AUSTIN MICHEAL STASTNY HAROLD STATELER JONATHAN STATELER LEYTON ISAIAH STATELER
MICHAEL G STATEN MICHAEL GLENN STATEN JR STEVEN RYAN STATHAM MICHAEL ROBERT STATLER DEVIN BRETT STATON ERIC M STATON JARED A STAUB JOSHUA W STAUB KEVIN JAMES STAUB ROBERT SCOTT STAUB ALLEN E STAUFFER BLAYNE EDWARD STAUFFER DAVID STAUFFER
DIRK A STAUFFER GARRETT STAYTON KENNETH DALE STCLAIR JR ROBERT STDENIS BRANDON J STEACIE TRAVIS STEACIE BRIAHNA TAYLOR STEADMAN KYLE PATRICK STEADMAN ALEXANDER J STEAR FRANKLIN RAY STEARMAN ROBBIE GERARD STEBBINS PATRICK J STECK RYAN R STECKELBERG
JARDEE C STEED SHIRLEY STEED SCOTT STEEHLER MASON LEO STEEL BERNARD THOMAS STEELE II BRENT COLLIN STEELE CHARLES W STEELE COLE HEATH STEELE CORY W STEELE GREG L STEELE HAYDEN ANDREW STEELE JOSHUA C STEELE LANDON MATTHEW STEELE MELINDA J STEELE
MICHELLE L STEELE RANDY STEELE TYLER MATTHEW STEELE WESLEY COLE STEELE ALEX MICHAEL STEEN BRENDON STEEN WILLIAM BROOKS STEEN NICOLE ERIN STEERE CARRIE STEEVES PAUL STEEVES ANDREW G STEFANEK ANDRE STEFENSON MADISON C STEFKO ZACHARY J STEFKO
CHARLES B STEGALL KYLE E STEGE DUSTIN THOMAS STEGEMANN MICHAEL ALAN STEGEMANN JEFF A STEGEMILLER JOSEPH P STEGEMILLER BREANNA JEANNE STEGER KEVIN L STEHLY AARON DALE STEIN ASHLEY D STEIN BRYAN DANIEL STEIN ABRAHAM FREDRICK STEINBECK
CARSTEN STEINER JEREMY S STEINER DENNIS JOHN STEINHILBER JOHN D STEINKAMP TONY LEO STEINKRAUS TIFFANY M STEINSHOUER KELLEN C STELLHACHER-SQUIRES JOHN CHRISTOPHER STELMAN JOHN T STEM RYLAN PATRICK STEMM MELINDA STENGER SHAWN D STENNETT
JAMES CLAUS STENSLAND KALE STEPHEN BASIL NA STEPHEN ANDERSON ADDISON P STEPHENS CHARLOTT D STEPHENS CHRISTOPHER STEPHENS DANIEL MALLORY STEPHENS III DANIEL WESTON STEPHENS EDWARD BLAKE STEPHENS GEORGE WILLIAM STEPHENS JAMES DAVID STEPHENS
JASON ALLEN STEPHENS JASON LEE DARNELL STEPHENS JOSEPH F STEPHENS JR MATHEW STEPHENS ORY NICHOLAS STEPHENS RICHARD LEE STEPHENS ROBERT STEPHENS SCOTT R STEPHENS SKYLER P STEPHENS STACEY ANN STEPHENS TODD M STEPHENS WILLIAM PAUL STEPHENS
ALLYSON DEAN STEPHENSON BRADEN JAMES STEPHENSON BRANDON ADOLF STEPHENSON ERIC SEAN STEPHENSON GAVIN STEPHENSON JASPER CHASE STEPHENSON JESSICA LYNN STEPHENSON REGINALD STEPHENSON MARK J STEPP JARED P STERLING REBECCA SUE STERNER
ROBERT STERNER KENNETH R STERNS JR HEATHER STESSEL JUSTIN DAVID STETZ BRANDON S STETZENBACH MICHAEL DAVID STEUBER JEFFREY FORREST STEUERWALD MICHAEL L STEURY THOMAS R STEVELEY ABBY NICOLE STEVENS ALEXIS FAITH STEVENS BENJAMIN LEE STEVENS
BRITTIN STEVENS BRODY WAYNE STEVENS CARTER M STEVENS CASEY DAVID STEVENS CHRISTOPHER STEVENS HARLAND LE GRANDE STEVENS HAROLD V STEVENS JR HAROLD WILLIAM STEVENS JARRETT STEVENS JASON CHARLES STEVENS JASON D STEVENS JASON STEVENS
JOSEPH ALLEN STEVENS KENNETH JUSTIN STEVENS MARK STEVENS MITCHELL STEVENS PHILLIP B STEVENS RUSHTON PRICE STEVENS SHELBI MARIE STEVENS THOMAS M STEVENS WILL ALLEN STEVENS BLAKE STEVENSON DOUGLAS KIM STEVENSON II GLENN J STEVENSON KEN STEVENSON
MALIK E STEVENSON MARK ALLEN STEVENSON RANDALL STEVENSON SKYLOR BRYANT STEVENSON TANNER LOY STEVENSON RODERICK STEWARD VERNAL LANCE STEWARD ADAM B STEWART ADAM E STEWART BAILEY STEWART BRANDON STEWART CARL WAYNE STEWART CHASE J STEWART
CHRISTOPHER AARON STEWART DERRICK A STEWART DONALD SHANE STEWART EDWARD RANDALL STEWART ERIC STEWART JACK W STEWART JAMES N STEWART JAMES STEWART JED COLE STEWART JEFFREY C STEWART JIMMY STEWART JOSEPH H STEWART LEROY STEWART
LESLIE A STEWART LOGAN STEWART MITCHELL W STEWART NATHANAEL L STEWART NICHOLAS JAMES STEWART RAYMOND EUGENE STEWART RITA A STEWART RONALD E STEWART SAMUEL F STEWART SHAWN MIGEAL STEWART SHELTON MALACHI STEWART STEVEN JAY STEWART
TISHA J STEWART TOYE BENJAMIN STEWART III TRACIE M STEWART TREVOR M STEWART TY D STEWART VINCENT JACOSALEM STEWART MICHAEL S STEZOWSKI JR THOMAS STEZOWSKI ANDREW DANIEL STICHNOTH CLINT K STICKAN NATHAN STICKAN DALE E STICKLE SR
ADRIAN AARON STIDHAM GUTHRIE STIENS JEREMIAH M STIENS SCOTT F STIENS AARON M STIER DEREK STIER JEREMY HOWARD STIFF PHILLIP S STIGALL STEPHANIE RAE STIGALL SEAN S STIGGER TAMARA DAWN STIGGERS JONATHAN R STILL TRAVIS STILL JEFF A STILLWELL
ALEXANDER B STIMPSON GARON R STIMPSON JAMIE STIMPSON DAVID M STINE TABITHA S STINE DAWN LORRAINE STINE-SMITH JESSE ALLEN STINNETT JOHN M STINNETT RYAN SCOTT STINNETT BRADLEY D STINSON BRENDON JACK STINSON CONNER DALE STINSON DAVION CONRAD STINSON
JERRY NATHANIEL STINSON WILLIAM STINSON MITCHEL STIPEK TAD SAMUEL STIPP DAMIAN LLOYD STITES SKYLER ROBERT STITES PRESTON ALEXANDER STITH KRISTINE L STIVER DARCI A STOBAUGH JEREMY TYLER STOBAUGH TIFFANY D STOBAUGH MICHAEL EDWARD STOBER
JACOB CHRISTOPHER STOCK CHRISTIAN STOCKDILL AMANDA F STOCKMAN GRANT ROBERT STOCKS KENNETH J STOCKS ANDREW JACOB YORK STOCKTON CODY BRANDON STOCKWELL JORDAN STOESZ MICHAEL L STOFFA CHRISTOPHER WAYNE STOFFEL JOANN STOFFEL-WIMMER
GARY W STOGSDILL JR PETAR STOJAKOVIC MARIJANA STOJANOVIC CHRISTOPHER LD STOKES COREY LEE STOKES FRANKLIN C STOKES JACOB STOKES JAMES LUCAS STOKES JOSHUA DANIEL STOKES LOREN S STOKES MINDI L STOKES TRAVIS STOKES WILLIAM EDWARD STOKES JR
JESSICA N STOKLEY SERHII STOLIARCHUK CLINTON JAMES STOLL STEPHEN G STOLL TRISTIN SCOTT STOLL RYAN W STOLP ZACHARY MICHAEL DENNIS STOLZ BARRY STOMM SETH A STOMM APRIL MICHELLE STONE BLAKE ALEXANDER STONE CALEB ROBERT STONE CASEY STONE
CHAD A STONE CHRISTOPHER RANDAL STONE DANIEL LEE STONE DENNIS HAROLD STONE DYLAN AVERY STONE HARRISON DADE STONE JAMES M STONE JARRET STONE JEREMY STONE JUSTIN TYLER STONE KATIE LYNN STONE KEITH AARON STONE KYLE DOUGLAS STONE LOIS E STONE
MICHAEL I STONE NATHANIEL REID STONE TIMOTHY A STONE TYREZ DECHAN STONE WILLIAM B STONE ZACHARY MARK STONE DILLON J STONEBACK NICOLE J STONEBACK KENNETH STONEBRAKER GREGORY ALAN STONECIPHER MICHAEL ANDREA STONER ZACHARY STONEROAD
ANDREW D STONEWALL ARTHUR STONEY III CARLTON M STONEY FREDRICK S STONG ANDREW RICHARD STORCK AMANDA JANINE STORER ETHAN STOREY JODY J STORM BENJAMIN STORMER CHRISTOPHER D STORMES MARK T STORNELLI SHANNON D STOROVICH RYAN G STORRJOHANN
BRIAN JAMES STORY IAN M STORY SCOTT N STORY VICTOR M STOUDEMIRE III BENJAMIN RANDALL STOUGH JOSEPH RHETT STOUGH CHAZ ALDEN STOUT CHRISTIAN B STOUT CHRISTOPHER DONALD STOUT CONNOR B STOUT ERIC N STOUT RANDY D STOUT REX DOUGLAS STOUT
ROBERT LYLE STOUT SHAWN DOUGLAS STOUT STEPHANIE M STOUT BRANDON ANTHONY STOVALL CHRISTOPHER ANDREW STOVALL DAVID CRAIG STOVALL JOSHUA K STOVALL ROGER GENE STOVALL JR ZACHARY TUCKER STOVALL BRIANA JERRIE STOVER ISAAC DEMAR STOVER JASON STOVER
JOSHUA STOVER MORGYN STOVER PIERRE M STOVER CHRISTOPHER A STOW GABRIEL BENJAMIN STOWERS JUSTIN LEE STRACENER ROXXANE NICHOLE DRIGGERS STRACENER JOSEPH ALEXANDER STRACHAN III TODD ALEXANDER STRACHAN JUSTIN WARREN RAY STRADTNER
JONATHAN J STRAETKER MYRIAH L STRAETKER KYLE HOWARD STRAIT MATTHEW TYLER STRAIT THOMAS ALBERT STRAIT MICHAEL P STRAKO SEAN KEITH STRALO JOHN SIDNEY STRANAHAN ZACHARY JOSEPH HUNTER STRANEY ROBERT STRANG JR WILLIAM D STRANG ANDREW C STRANGE
ANDREW M STRANGE JUSTIN DONALD STRANGE PERCIVAL JERVONNE STRANGE TODD DAVID STRANGE CHRISTIAN STRANGER KRISTIN STRASSER PAUL M STRASZEWSKI CONOR STRAUB SHANNON M STRAUB ROSS E STRAUBINGER MICHAEL R STRAUGHN JAMES MATTHEW STRAUSE JR
CAMERON SCOTT STRAWN JEFF L STRAWN SHANE STRAWN STEVEN A STRAWS SHAWN ANTON STRAZAR LISA SUE STREBIG DEREK W STRECKER CONNOR E STREET JAMES PRATER STREET LOGAN D STREET PAUL-ANTHONY STREETE ERIC DEANDRE STREETER GAGE CHRISTOPHER STREETER
SHAWN PATRICK STREETER COLTON L STREETMAN ROBERT G STREETMAN ANDREW JOSEPH STREFF KYLE A STREICH SARAH JANE STREICH DARIAN STREMBLE CHRISTOPHER RYAN STREVER ALEXANDER V STRICKLAND CHAD C STRICKLAND DAVID R STRICKLAND FELECIA STRICKLAND
GINGER A STRICKLAND JASON STRICKLAND JEFFREY CRAIG STRICKLAND KAREN S STRICKLAND KRISTY LYNN STRICKLAND LARON B STRICKLAND MICHAEL KYLE STRICKLAND NATHAN KYLE STRICKLAND PATRISE STRICKLAND ROBERT D STRICKLAND RONALD S STRICKLAND
RYAN MICHAEL STRICKLAND WILLIAM RYAN STRICKLAND JOSHUA DANIEL STRICKLER DEANGELO STRICKLING KEVONTE K STRINGER WILLIAM DEWAYNE STRINGER WILLIAM GRANT STRINGER DOMENICO STRINGILE ANDREW STRISKO TIMOTHY ANDREW STRISKO ERIK ROBERT STROBEL
STEPHEN JOSEPH STROBEL BRIAN STROCK DANA STROCK STEVEN MICHAEL STROCK TRENDA STRODE DUSTIN R STROH HOLDEN STROHM JEREMY STROHM KORY STROHM LANDON LEE STROHM WAYLON L STROM ZACHARY LELAND STROMAN LOGAN STROMQUIST TYLER A STROMQUIST
ARIAN ASHAAD STRONG CORNELIUS M STRONG GAVEN REED STRONG JOHNNY B STRONG JUSTIN L STRONG LARRY STRONG JR MICHAEL B STRONG RYAN G STRONG TYLER STRONG CODY STROPE AUSTIN RUSSELL STROTHER CALEB STROTHER TERRIN KEYIR STROTHER CHESTER RYAN STROUD
LOGAN GARRETT STROUD MATTHEW EVERETTE STROUD STEPHANIE ANN STROUD WALTER STEVEN STROUD NATHAN R STROUP TYLAR JADE STROUSE BRYAN STROZIER ANGELINA MARIA STRUBLE JAMES ROBERT L STRUBERY MICHAEL STRUNK JARED R STRUP JONATHAN MATTHEW STRYCKER
MARK E STUART MICHAEL R STUART RICHARD TYLER STUBBEN JERRY LYNN STUBBLEFIELD STEVEN L STUBBLEFIELD BRIAN JOSEPH STUBBS BRITTANY BROUSSARD STUBBS TALLEN VICTORIA STUBBS JEFFERY SCOTT STUDNICKI LUCAS R STUDT ELIZABETH STUETTGEN BARRY L STUEVE
JOHN E STUFFLEBEAN SHERI STUFFLEBEAN ANTHONY CRAIG STULL MEGHAN LEIANN STULL SHANNAN P STULL CASEY COLE STULTZ CHRISTOPHER A STULTZ ETHAN STULTZ KRISTIN STULTZ JUSTIN STUMBO RYAN M STUMPF MASON W STURDIVANT BLAKE EDWARD STURGILL
NATANYA S STURGILL ANTHONY TODD STURKIE ROBERT EARL STUTLER DANNY W STUTTS DEREK WILLIAM STUTTS GARY D STUTZMAN JOSHUA STUTZMAN PAUL J STUTZMAN DONNIE RAY STYONS ASIA MONET SUAREZ MANUEL SUAREZ NELSON A RAMIREZ SUAREZ ROBERTO SUAREZ
VALERIA SUAREZ NAGARAJ SUBBARAYALU MAHESWARI SUBBURAJ NADERA SUBIT OLEH SUBOTA BASKAR SUBRAMANI MYTHILI SUBRAMANI SATHISH SUBRAMANI YUVARAJ SUBRAMANI KARTHIKAIBALAN SUBRAMANIAN ANANTHARAMAN SUBRAMANIAN GOPALAKRISHNAN SUBRAMANIAN
SUBA LEKSHMI SUBRAMANIAN USHA SUBRAMANIAN YOGESH SUBRAMANIAN BALAJI SUBRAMANIYAN ZOE SUCATO ION SUCIU JACOB J SUCKSTORF JORDAN JAMES SUCKSTORF STEPHANIE J SUCKSTORF VELMURUGAN SUDALAIMUTHU KYLE STEPHEN SUDDUTH
BHARATHNARAYANAN SUDHAKAR YUKO SUGA CODY WAYNE SUGGS WALLACE LEE SUGGS JR WYATT SANFORD SUGGS CHITHARTH SUGUMAR GEORGE SUIAN-JOHNSON KEVIN SUIK JASON A SULC JENNIFER MARIE SULEWSKI MAXIM SULIMA STEVE SULIMAN BRYAN O SULLINS ERIC N SULLINS
JEREMIAH SULLINS PAUL J SULLINS AMY LYNNE SULLIVAN BENTLEY SULLIVAN BERNARD J SULLIVAN BILLY W SULLIVAN BRIANNA SULLIVAN CARRIE DEE SULLIVAN CHANCE EDWARD SULLIVAN CLARENCE D SULLIVAN GILBERT ANDREW SULLIVAN JACK SULLIVAN JACOB A SULLIVAN
JAMES J SULLIVAN JASON L SULLIVAN JOHN LUTHER SULLIVAN JOHN M SULLIVAN NATASHA J SULLIVAN RICK GEORGE SULLIVAN ROBERT CARL SULLIVAN RYAN W SULLIVAN TRACY LYNN SULLIVAN MUSTAFA SULTANZOY CHRISTON SUMAIR TREY JAMES SUMBLIN JEREMY WAYNE SUMMERFORD
KENNETH S SUMMERFORD JR ROBERT ERIC SUMMERFORD JR PHILLIP WESLEY SUMMERLIN RYAN THOMAS SUMMERLIN EMMA KATHLEEN SUMMERS HARLEY WAYNE SUMMERS HUNTER J SUMMERS JAMES BLAIR SUMMERS JOEY PATRICK SUMMERS KERA LEIGH SUMMERS MARIA SUMMERS
MICHAEL J SUMMERS MICHAEL SUMMERS THOMAS L SUMMERS WILLIAM WYATT SUMMERS JASON SUMMIT JOHN CALVIN SUMMITT IV FAITH ELIZABETH SUMNER JAMES LEON SUMNER JR WESLEY SUMNER DAVID A SUMOSKI CURTIS SUMPTER JR MARTRELL MARQUIZE SUMPTER
ERIC HAROLD SUN QUAN SUN WEIPING SUN KUMARAN SUNDAR GANESHRAJ SUNDARAJ SELVAKUMARAN SUNDARAM WILLIAM HAROLD SUNDAY AUSTIN SUNDERLAND SHAUNCE THOMAS SUNDERLAND KASI VISWESWARA RAO SUNKARA VANNAK CHALK SUON MATTHEW SUPPLE
SHANE STEFAN SUPRENANT ZIGMONT JOHN SURAWSKI IV JEEVITHA SURESH VELAVAN SURESHKUMAR ADAM MICHAEL SURF JILL SURFACE ROBERT W SURFACE MICHAEL H SURPRENANT-VOGT ANGEL NICOLE SURRATT MADISON N SUSEY MEGHAN VICTORIA SUTALSKI ALISON SUTCLIFFE
NEIL SUTCLIFFE JACOB HENRY SUTERMEISTER BRENDAN SUTHERLAND CODY SUTHERLAND DONALD FRANCIS SUTHERLAND JR JAMES C SUTHERLAND ZACHARY D SUTHERLAND DAMON SUTHERLIN KEVIN L SUTHERLIN KYLE JOSEPH SUTHERLIN MICHAEL DEAN SUTTER
CODY MCCLAIN SUTTERFIELD TONY ELBERT SUTTERFIELD CONNOR BRADEN SUTTLE KYLE SUTTLE KOLT ZACHARY SUTTLES ALCINDA SUTTON BRADY MICHAEL SUTTON CANDACE L SUTTON DIMICK SUTTON GARY WAYNE SUTTON HUNTER JOHN SUTTON JADEN MATTHEW SUTTON
JUSTIN CHRISTOPHER SUTTON MARCUS SUTTON ROBERT J SUTTON JR ROBERT J SUTTON SHERRY SUTTON ZACHARY ROY SUTTON BRADEN MATTHEW SUZNOVICH JOSEPH SUZUKI TOBY J SVATOS JERRY J SVEC JR ANTHONY L SVEHLA JEFFREY PAUL SVEHLAK II JOSH SVENDSEN
JULIE K SVOBODA KEVIN D SVOBODA JOHNNY K SWACK JR DALVIN SWAFFORD ERIC D SWAFFORD JACOB PAUL SWAFFORD JOSEPH E SWAFFORD BEVERLY J SWAIM HUNTER D SWAIM JOSHUA R SWAIM TYLER SWAIM ADAM D SWAITE THOMAS L SWALLEY MICHAEL R SWALLOW
RYAN SWALLOW XAIN SWAMPY-OMEASOO JOHN SWAN JOSHUA J SWAN KEVIN SWAN WILLIAM H SWAN JUSTIN CHRISTOPHER SWANDER LOGAN MICHAEL SWANK MICHAEL A SWANK BRANDON LANCE SWANN EDWARD A SWANN II LANCE ELDREDGE SWANN MITCHELL WILLIAM SWANN
SAWYER SWANN ASHLEY MARIE SWANSON CHARLES W SWANSON CORWIN CHARLES SWANSON MEGAN LYNN SWANSON COLLIN J SWANTEK ALVIN L SWARTZ JONATHAN MICHAEL SWARTZ MATTHEW MCINTOSH SWARTZ ANTHONY E SWEAT JOSEPH SWEATMAN RYAN B SWEATMAN
KYLE DEAN SWEENEY ROBERT N SWEENEY SEAN SWEENEY DAVID JONATHAN SWEERUS AUSTIN SWEET BRYANT ALEXANDER SWEET CATHERINE ELIZABETH SWEET DAVID A SWEET II JEREMY SWEET CHRIS SWEETAPPLE KADE JAMES SWEETEN LAURIE LYN SWEGMAN COLLEEN SWENSON
JODI SWENSON MICHAEL RAY SWENSON NICHOLAS COLE SWENSON MELISSA SWENTON STEVE SWIECH COREY STUART SWIFT RAYMOND RORBY SWIFT PATRICK K SWIGART JOHN D SWIMS BOBBY JAMES SWINDELL BRADY L SWINDLE DAVID SWINDLE GARRETT LEE SWINDLE
JAMES W SWINDLE III JEFFERY D SWINDLE JEREMY L SWINDLE MICHAEL REID SWINDLE OSCAR DALE SWINDLE SCOTTY LEE SWINDLE JOSEPH CADE SWINDLE SHAKEDRA CANICE CYAN SWINK KEVIN RAY SWINNEY SHANE E SWISHER SHAUN SWISHER ADAM R SWITZER
NICHOLAS RAYMOND SWITZER DESMOND BLAZ SWOFFORD JESSE SWOFFORD TYRESE ZYIAN SWOOPES-HARRIS CHRISTIAN DENNIS SWYGERT NATHAN J SYBERT STEVEN E SYDENSTRICKER JESSICA M SYDOW AYUB SYED SALAAR AHMED SYED MOHAMMED FUYUJUR RAHMAN SYED AARIF
THANVEER RASHIK SYED ALI MOHAMMED MEERAN HASAN MALIK SYED MEERAN MOHIDEEN NOORUL ILAHI SYED MYDEEN MOHAMED SAJITH SYEED IBRAHIM JERRY DEWAYNE SYKES KYLE ANTHONY SYKES PHILLIP M SYLVESTER JR LEE A SYLVIA BENJAMIN JOHN SYMES AUSTIN SYMONS
TIM SYMONS MINDY MARIE SYNDRAM ISAIAH THOMAS SYPH MARTIN F SYPNIEWSKI SCOTT PATRICK SYRKEL THIRAKONE SYSAVAN TRAVIS D SYSLO EDWARD ALEXANDER SZABO NICHOLAS GAYLE SZABO-HAMBLIN JULIUS J SZAKONYI DONALD P SZALLAR MATHEW RUSSELL SZERLIP SR
CHRISTOPHER SZYSKY BRIAN TA VY A TA KANOA KEALOHA O KEKAI KAILIEHA TAASAN KEKAI KALANIKAU OPIO KAILIEHA TAASAN KEOLA CHARLES TAASAN MAKOA TAASAN JOHN CHRISTOPHER CM TABB GEORGE TABIOS THOMAS WALTER GEORGE TABISZ ELIZABETH TABIZON THOMAS TABOADA
DAVID D TABOR JASON MICHAEL TABOR THOMAS WARREN TABOR GAREN TACKER BRYAN LEE TACKETT RANDY JOE TACKETT JAKE NA TAESCHLER RICHARD TAFOYA ADAM TUCKER TAFT BRODIE MAC TAFT GARY TAFT JEANETTA TAFT JOSEPH TAGOE KEERTHI TAI JOSEPH ALAN TAKENS
JOSEPH MICHAEL TAKITCH AMITAV TAKOORCHARAN JAMES R TALADA CARLOS TALAMANTES LEAH ANN TALARICO JOSHUA T TALBERT HUNTER JOSEPH TALBOT JAYDE TALBOT KAYSON TALBOT LOGAN ADAM TALBOT SHANE B TALBOT WYATT TALBOT CHAD S TALKINGTON CHRISTAL TALLANT
JAMES TALLANT CHRIS LYNN TALLEY DARRELL J TALLEY PAMELA L TALLEY SARA TALLEY STEVEN DAVID TALLEY TRAVIS TALLEY MICHAEL E TALLY HORACIO JOSE TALONIA AMIL TALOVIC JONATHAN LOMITUSI TAMAPUA JEAN CARLOS TAMAYO SEEVALAPERIYANRAJA TAMILSELVAN
SIRAM TAMILSELVAN ELISHA K R TANAKA SHOJI TANAKA DANKO TANASKOVIC CHUNXIN TANG DAI TANG ANTHONY MICHAEL TANKSLEY CHARLIE B TANNER COLLIN WADE TANNER LUTHER R TANNER JR NATHAN J TANNER PERCY L TANNER DANNY RAY TANON MICHAEL RAY TANON
VERNICE JOY MABUTI TANQUERIDO AMZIE NICOLE TANTON ANTHONY JOSEPH TAPIA JR ANTHONY JOSEPH TAPIA GENARO TAPIA THEODORE R TAPIA CARLOS A TAPIA BERRELLEZA ERASMO TAPIA-CARO MARCIA TAPIA-PADILLA DUSTIN TAPP JEFF TAPP JR JERALD WAYNE TAPP III
CLARENCE ALEXANDER TAPPAN ZACHARY HEATH TAPSCOTT KRISTIAN LATEEZE TARANGO CHRISTOPHER P TARBY MARIO A TARIN-BARRADA BOBBY R TARLTON DYLAN ANDREW TARLTON JOSHUA DARREN TARLTON STEVEN CHASE TARLTON TAB D TARLTON JR
TIMOTHY NICHOLAS TARLTON ANTHONY JAMES TARPLEY NATHAN ANDREW TARR RONALD K TARTAMELLA AUSTIN TARTE JOSEPH T TARTE JOSHUA TARTLER HUNTER ALLEN TARVER CHRISTOPHER SHANE TARVIN RAYMOND TASAKA VINCENT PAUL TASCIONE MARLYN TASHKANDI DAVID M TATAR
BEAU MEWBOURN TATE CARTER BURKE TATE COLLIN EDWARD TATE EDWARD L TATE ELDRICK ZENDRELL TATE JOHN DAVID TATE MICHELLE C TATE ROBERT M TATE DILLON M TATE-BIERMAN MAURICE TATUM WILLIE J TATUM RONL RENCY TAURO TUSI TAVAI VAOVAI TAVAI JR DEANDRA TAVARES
JOE TAVARES OLAVO MEIRELES TAVARES OLIVEIRO DALOMBA TAVARES GABRIELA TAVAREZ HOLLY S TAVOLETTI NATHAN J TAVOLETTI SHERIF EMAD TAWDROS ADAM KENNETH TAYLOR ALYONNA VALENCIA TAYLOR ANDREW D TAYLOR BARRY DARNELL TAYLOR JR BENJAMIN JAMES TAYLOR
BETSY RENEE TAYLOR BRANDI A TAYLOR BRANDON ALLEN TAYLOR BRANDON E TAYLOR BRITTANY NICOLE TAYLOR BROCK MICHAEL TAYLOR BROOKE DANIELLE TAYLOR CARL JOSEPH TAYLOR CAROLYN W TAYLOR CHAD S TAYLOR CHARLES ANDREW TAYLOR CHRISTIAN BLAKE TAYLOR
CHRISTINA LYNN TAYLOR CHRISTINA S TAYLOR CHRISTON TIMOTHY LEE TAYLOR CLAYTON C TAYLOR CODY ZEB TAYLOR COLE RAY TAYLOR CORY TAYLOR DAN TAYLOR DEREK E TAYLOR DEVIN MCCLARY TAYLOR DONALD ALLEN TAYLOR DWIGHT TAYLOR EDWARD LEE TAYLOR JR EDWIN G TAYLOR II
FELIX CHRISTOPHER TAYLOR GARY ANDREW TAYLOR GEORGE E TAYLOR GREG A TAYLOR HOWARD WAYNE TAYLOR HUNTER ALLEN TAYLOR ISAIAH CHASE TAYLOR JAMES A TAYLOR JAMES EUGENE TAYLOR SR JAMES HUNTER TAYLOR JEB S TAYLOR JEREMY NATHANIEL TAYLOR JEREMY SCOTT TAYLOR
JONATHAN GLENN TAYLOR JONATHAN M TAYLOR JONATHAN PAUL TAYLOR JOSEPH MATTHEW TAYLOR JOSHUA JAMES TAYLOR JOSHUA MICHAEL TAYLOR JUDY K TAYLOR JUSTIN LAMAR TAYLOR KABE GRAISON TAYLOR KENNETH G TAYLOR KYLE RYAN TAYLOR LAURA TAYLOR MARCUS TAYLOR
MARSHAWN CLARENCE TAYLOR MARVIN JEROME TAYLOR MATTHEW G TAYLOR MICHAEL A TAYLOR MICHAEL L TAYLOR MICHAEL WARREN TAYLOR MITCHELL HEATH TAYLOR NANCY S TAYLOR NATHAN MORRIS TAYLOR NEIL CHRISTOPHER TAYLOR NICHOLAS JAMES TAYLOR NICKOLE M TAYLOR
NICOLE TAYLOR NICOLE TAYLOR PHILIP A TAYLOR JR PHYLLIS D TAYLOR QUINCY TAYLOR REGINALL L TAYLOR REGINA C TAYLOR RICHARD AUSTIN TAYLOR RUSSELL J TAYLOR RYAN D TAYLOR RYAN TAYLOR SADABRIE TAYLOR SCOTT TAYLOR STEVEN RANDALL TAYLOR
TERRY DALE TAYLOR THOMAS DEWAYNE TAYLOR THOMAS LANDON TAYLOR TOBY MICHEAL TAYLOR TONY COYLIN TAYLOR TRAVIS ANTWAN TAYLOR TRAVIS TAYLOR TROY JAY TAYLOR WESLEY ANDREW TAYLOR WILLIAM S TAYLOR WILLIAM TAYLOR WILTON ERIC TAYLOR
ZACHARY D TAYLOR ZACHARY TAYLOR ZACHERY STEVEN TAYLOR KEITH CARMAN TAYLOR-BARKS CODY TAYLORHALL DILANE TCHOUNKEU ADAM MIKEL TEAGUE CLAYTON D TEAGUE DAVID W TEAGUE JUSTIN CHRISTOPHER TEAGUE ROBERT CRAIG TEAGUE SHANE E TEAGUE VARNEY TEAH
GARY W TEAK JOSHUA M TEATER KEVIN DOYLE TEBO NATHAN CHASE TEBO CHRISTOPHER WAYNE TEDDER CLAY STEVENSON TEDDER SR CODY RYAN TEDDER DUSTIN LEE TEDDER ZACHARY JOHN TEDDER JOSHUA SWADE TEELING ARVIND TEEMAL JAYCE BRANTLY TEEPLES HALEY N TEER
JOHN GARRETT TEER CORY ALLEN TEETER ERIC L TEETER GERALD A TEETER JEREMY DAVID TEETER LOGAN THOMAS TEETER TROY A TEETER DAKOTA J TEGELER DAVID TEIXEIRA DERREN TEIXEIRA LINDO ALVES TEIXEIRA JOSE RENE TEJADA LUIS TEJADA MICHAEL TEJADA SANTIAGO TEJADA
STANLEY RENE TEJADA MENJIVAR BINIAM TEKIE GHIRMAY TEKLEAB EDITH TELFER CATALINO TELLEZ ESTEFES ANTHONY TELLO CESAR E TELLO CESAR EDUARDO TELLO JAIME L TELLO RUBEN M TELLO RUBEN TELLO JOHN M TELVOCK ROBERT JOSEPH TELVOCK ISIAH RYAN-RAY TEMKE
ANGEL TEMORES ANDREW JOSEPH TEMPLE CHRISTOPHER TEMPLE LANCE T TEMPLES GERALD ALLEN TEMPLETON JAMES ROBERT TEMPLETON JUSTIN S TEMPLETON DENNIS JOSEPH TENCATI GINNY J TENNES JOSE RODOLFO CAPUCHINO TENORIO ROMAN F TENORIO RONALD TEODORO
TODD THOMAS TEPLY ALAN OMAR TEQUIMILA SR BRENT TER STEEGE BRIAN DAVID TERHUNE JOSHUA O TERNET CRAIG V TERNUS JASON R TERNUS BRITTANY LYNN TERPENING STEVEN WILLIAM TERRAZAS BRAYDEN DYAR TERRELL CODY MARSHALL TERRELL AARON L TERRY ANTHONY TERRY
BILLY DWIGHT TERRY CALEB GAGE TERRY CHRISTIAN BO DYLAN TERRY DAVID ALTON TERRY DAVID P TERRY JEANNIA JACKSON TERRY JOSHUA BLAKE TERRY LANDER TERRY JR LISA NICOLE TERRY MICHAEL MCCOY TERRY NATHAN TERRY PAYTON ALAN TERRY REBECCA TES MULU TESFA
MAHARI D TESFAI YEMANE TESFAMARIAM EFREM TESFAY KUBROM TESFAY KAILIN TESKE NATE D TEST JOHN CARTER TETRAICH MARCUS TETEN NARENDRA TEWARI AWET TEWELDEMEDHIN MONY THACH CHARLES F THACKER JAMES B THACKER JEREMY THACKER JOHNATHAN BRENT THACKER
MICHAEL BRET THACKER ANKITA THAKUR OOIKATTAN THALAIVAN PRANAY VINOD THALE KEVIN B THALER MICHAEL R THALLEY PAUL MICHAEL THAN MUSTHAKAHAMED THANASAHIB DAVY T THANG MANIKANDAN THANGAMALAI SUDHA THANGAMANI VINITH KUMAR THANGAMANI
SAKTHINARAYANAN THANGARAJ MUTHULINGAM THANGAVEL TOGASRI THANGAVEL VIJAYALAKSHMI THANGAVEL VIVEK THAPLIYAL ALVIN THARP CALEB LEE THARP WAYNE S THARRETT STEVEN GARLEY THATCH RAMANA KUMAR THATIKONDA JOHN THAWNG REECE THAXTON AARON L THAYER
DARRELL W THAYER JR DUANE D THAYER MICHAEL THAYER WENDY THEDE JAMES DAVID THEDFORD DEVIN MICHAEL THEISEN SETH H THEISEN ROBERT JAMES THEISS ANTHONY J THELEN JENNIFER MARIE THEN KURT JAMES THEROIT JR
JOHN CHASE THERRELL DENIS THERRIEN ALBERT THIBEAULT JUSTIN TYLER THIBEDEAU JEREMY THIBERT ALEX JOSEPH THIBODEAU CONNOR ALLEN THIEL JASON D THIEM DAVID C THIES HARLEY THIESSEN JASON EARL THIGPEN KOLDEN GEORGE THIGPEN NATHAN BEDFORD THIGPEN
NICHOLAS SCOTT THIMLAR PRAMEY THIRKATEH RAMYA THIRUMALAIKUMAR BHARATH THIRUMISH JADA NAGANATHAN THIRUMOORTHY VIJAY THIRUPATHI KUMAR THIYAGARAJAN MAGESH PRABU THIYAGARAJAN PARVIN THOBHANI JAMES D THOENE NICHOLAS BRENDAN THOLL
AARON R THOMAS ADAM D THOMAS ASHLEY THOMAS AUSTIN THOMAS BARRON C THOMAS BENJAMIN TODD THOMAS BRADY HIGGINS THOMAS BRETT ALLEN THOMAS BRIAN M THOMAS CALEB ANTHONY THOMAS CALEB MATTHEW THOMAS CEDERICK ANTHONY THOMAS
CHARLES ZACHARY THOMAS CHRISTINA L THOMAS CHRISTOPHER MICHEAL THOMAS CLARENCE JOSEPH THOMAS JR CLINT J THOMAS COREY TONY THOMAS DALE A THOMAS DAMACQUANN DEONDRA THOMAS DANYELLE RANIQUE THOMAS DEANNA THOMAS DERIC DAWON THOMAS
DEXTER EMMANUEL THOMAS DONNA M THOMAS DUANE R THOMAS DYLAN THOMAS ERIC D THOMAS ETC THOMAS JACOB ELTON THOMAS JACOB THOMAS JACQUELINE THOMAS JAMEEKO LAMAR THOMAS JAMES THOMAS JESS THOMAS JEFFREY CALVIN THOMAS JEREMY ALVIN THOMAS
JERMAINE EDGAR THOMAS JERRY LELAND THOMAS JILLISKA A THOMAS JOSEPH MICHAEL THOMAS JOHANNA THOMAS JOHN ALAN THOMAS JOHN J THOMAS JOHN W THOMAS JOHNNIE B THOMAS JORDAN THOMAS JOSEPH A THOMAS JOSHUA LAKE THOMAS JUSTIN M THOMAS
KATELYNN NICOLE THOMAS KENNETH D THOMAS KERN THOMAS LAURA E THOMAS LLOYD JOSEPH THOMAS LYSA DANIELLE HYLAND THOMAS MARK WARREN THOMAS MATTHEW A THOMAS MATTHEW DEREK THOMAS MICHAEL A THOMAS MICHAEL J THOMAS MICHAEL WAYNE THOMAS JR
PRIESTLEY JEREMIAH COLLIN THOMAS RICKEY EUGENE THOMAS RODNEY ALI THOMAS RYAN E THOMAS RYAN ORELL THOMAS SETH ALEXANDER THOMAS SHAJI THOMAS SHANE R THOMAS STACY DON THOMAS STAPHY THOMAS STEVEN THOMAS TOBIN THOMAS TRENTON THOMAS
TRISTAN NICHOLAS THOMAS TYLOR G THOMAS WALTER J THOMAS WHITNEY M THOMAS JARET THOMAS-FLYNN DANIEL BRIAN THOMASON ROBERT W THOMASON DONALD RIPON THOMPKINS AARON CRAIG THOMPSON ADAM J THOMPSON ADAM LEE THOMPSON ADRIN BERNARD THOMPSON
AMBER R THOMPSON AUSTIN LOGAN THOMPSON AVERY GEORGE THOMPSON BENJAMIN D THOMPSON BENJAMIN W THOMPSON BRANDON RAY THOMPSON BRANDON THOMPSON BRYAN EUGENE THOMPSON JR CALEB ALLEN THOMPSON CAMBRIA NICOLE THOMPSON
CASEY J THOMPSON CASSONDRA DAWN THOMPSON CHAZ THOMPSON CLAYTON JAMES THOMPSON COLBY SCOTT THOMPSON COOPER WELLS THOMPSON CORY JUSTIN THOMPSON DALLAS DAVID THOMPSON DANIEL B THOMPSON DANIEL THOMPSON DWAYNE O THOMPSON EBEN A THOMPSON
ERIC L THOMPSON ETHAN EDWARD THOMPSON GLENN A THOMPSON GRANT BREWER THOMPSON HOLDEN CHAYSE THOMPSON HUNTER WAYNE THOMPSON JACOB D THOMPSON JACOB TYLER THOMPSON JAMES FRANKS THOMPSON JAMES HUNTER THOMPSON JAMES L THOMPSON
JARROD S THOMPSON JAYMES BRODY THOMPSON JED EDWARD THOMPSON JEREMY C THOMPSON JESS C THOMPSON JOHN BRADLEY THOMPSON JORDEN LAWRENCE THOMPSON JOSEPH L THOMPSON JURMIE NELSON THOMPSON KATHRYN A THOMPSON KENNY J THOMPSON
KEVIN J THOMPSON KEVIN LEE THOMPSON KORTNEY V THOMPSON MARC R THOMPSON MIA SARAH THOMPSON MICHAEL D THOMPSON MICHAEL R THOMPSON MICHAEL THOMPSON NICHOLAS CHASE THOMPSON PAIGE THOMPSON PHILIP G THOMPSON RICHARD ALLEN THOMPSON
RICHARD E THOMPSON RICHARD W THOMPSON ROBERT L THOMPSON ROBYN THOMPSON SARAH ELIZABETH THOMPSON SCOTT THOMPSON SHAWN W THOMPSON SIERRA MARIE THOMPSON STANLEY CARNELL THOMPSON STANLEY HEATH THOMPSON STEVEN KYLE THOMPSON
TIA LAMBERT THOMPSON TITUS JAMES THOMPSON TODD ALAN THOMPSON TRAVIS WILLIAM THOMPSON BRENT D THOMS DAVID A THOMSEN DRAKE BOYD THOMSEN RANCE THOMSON STEVEN THOMSON NATHAN COLE THORBURN KYLE K THOREN EDGAR L THORN
REBEKAH ANNABELLE THORNHILL BRYCE R THORNLEY NEIL R THORNLEY JR RUSTEN MAX THORNLEY BRIAN LEE THORNSBERRY JOHN LUCAS THORNSBROUGH ASHLEY NICOLE THORNTON BRADLEY TYLER THORNTON BRYAN C THORNTON BRYAN WAYNE THORNTON CHARLES HENRY THORNTON
COLBY LYNN THORNTON DANIEL M THORNTON DWYOTT THOMAS THORNTON JR HUNTER HEATH THORNTON JIMMY T THORNTON II JULIE LOVELL THORNTON KYLE A THORNTON LUKE CAREY THORNTON MICAH DALE THORNTON TYLER THORNTON ZACHARY K THORNTON MATTHEW MICHAEL THORP
JAKE M THORPE SHANE DOUGLAS THORPE TREVOR EDWARD THORSBY DERRICK DUANE THORSON GREG E THORSON CHRISTOPHER W THORSTED BARTON JOSEPH THRASHER BRIAN S THRASHER MICHAEL O THRASHER RODNEY J THRASHER BRANDON DOUGLAS THRELKELD JOHANNA L THREM
JOSHUA ALAN THRUSH BALA THURAISINGHAM JON A THURBER BRYSON L THURMAN KYLE MICHEAL THURMAN TYLIS THURMAN EARNEST CHRISTOPHER THURMON STEWARD LEE THURMOND KALVYN N THURSTON ROBERT CHARLES THURSTON JR TRAVIS J THURSTON DAWEI TIAN
TROY L TIBBETTS ALEX GERALD TIBBS ZACHARIAH TIBERGHIEN KRISTIAN J TIBULE ANA TICAS SETH DEVON TICE BENJAMIN E TICEN LISA M TICHLER RYAN L TICHLER STEVEN R TIDMORE WILLIAM MICHAEL TIDMORE ALEX NELUS TIDWELL BRETT WAYNE TIDWELL CAGE TIDWELL

JAMES ROBERT TIDWELL MICHAEL ANTHONY TIDWELL SHAWN ALLEN TIDWELL SIDNEE ALEESE TIDWELL JEREMY TIEDGEN BYRON TIERNEY AUSTIN W TIFFANY JEREMY RYAN TIFFANY MICHAEL C TIGER ANGEL TIJERINA MICHAEL ANTHONY TIJERINA ROLANDO TIJERINA RAY MATTHEW TILLER
BRIAN L TILLEY CLAYTON C TILLEY CRAIG TILLEY JILL A TILLEY ROBERT D TILLEY TYLER A TILLEY WALTER LEE TILLIS JOSHUA AARON TILLMAN ROBERT LEE TILLMAN TEVIN CARZELL TILLMAN ADAM L TILTON CARLOS MENDES TIMAS LANCE C TIMBERLIN GLENDA SUE TIMBS SAURAV TIMILSINA
TONY TIMLICK JACOB R TIMM CHRISTOPHER MATTHEW TIMMERBERG DREW L TIMMERMAN JUSTIN MICHAEL TIMMERMAN KEITH W TIMMERMAN JR MATTHEW ALLEN TIMMERMAN JONATHAN E TIMMIS CHADBOURN M TIMMONS DILLON TIMMONS JORDAN LEVERT TIMMONS
MATTHEW W TIMMONS SELESTE TIMMONS MASON C TIMOTHY TERRENCE TIMOTHY MURRAY TINDAL JR CONNELLY EVAN TINDALL JOSE TINEO ORTIZ JEREMY B TINGESDAHL TIMOTHY D TINGESDAHL STEVEN L TINGLE AUSTIN WILEY TINKER JUSTIN C TINKLE JASON C TINNEY JONATHAN T TINOCO
MICHAEL TINORY CODY TRAVIS TINSLEY JIMMY MICHAEL TINSLEY MICHAEL U TIO JACKSON TIPERT ASHLEY K TIPPETT JESSICA ELIZABETH TIPPLE NICHOLAS A TIPSWORD BEAU DYER TIPTON JESSIE TIPTON JUSTIN MARKEE TIPTON TIMOTHY A TIRABASSI ALEXANDER TIRADO DIANA C TIRADO
SATHWIK TIRUKANDIYUR SANTIAGO TISCARENO CHRISTIAN C TISDALE GREGORY T TISDALE LAURICE D TISDALE III NICHOLAS LEE TISDALE RONALD DAVAR TISDALE WILLIAM B TISDALE JR JOSEPH TISDELL BRANDON R TITTLE JACOB CHRISTOPHER TITTLE DANNY L TITUS STEVEN KENNETH TITUS
GLORIA BACON TIWARI SIET TJONG BENITO PEREZ TLAXCALA DANIEL LEWIS TOBBE MICHAEL J TOBIN JORGE LEONARDO TOBON SHANA L TOCZYNSKI APRIL DANIELLE TODD CAMERON BRANTLEY TODD JEFFREY MICHAEL TODD JUSTIN DUANE TODD LEONARD TODD MICHAEL C TODD
MICHAEL S TODD OKONKWO K TODD RICHARD DANIEL TODD WILLIAM ALLEN TODD DENI TODOROVIC JAMES TOEPEL CHRISTOPHER SCOTT TOILLION ANDREW TOKARCZYK CHRISTOPHER TOKARZ MADISON TOLAND DAVID TOLBERT JOEL TOLEDO JOSE LUIS TOLEDO FAIMAFILI TOLINIU
JOSHUA TOLIVER DUSTIN TOLL JAMES TOLLE MICHAEL CARSON TOLLE RICHARD TOLLE JOHN E TOLLEY PHILIP B TOLLEY MATTHEW R TOLLISON JAMES LYNN TOLMAN JAY TOLMAN MICHAEL ANDREW TOLMAN MITCHELL P TOLOKONSKY ALEC TOLOSA BLAKE E TOLSON PAUL TOLSON JR
ANDREW J TOM SALWAN TOMA DAVID MISAEL TOMAS MICHAEL D TOMASEK JOHN A TOMAZIN NICKOLAS TOMCHUK DEVON NATHANAIL TOME AMANDA ANN TOMES MARKUS A TOMKA HUMARO TOMLIN MARIO TOMLIN EVAN MICHAEL TOMLINSON SYDNEY LAUREN TOMLINSON
ALVIN J TOMLISON KOREY A TOMPKINS KYLE M TOMPKINS MATTHEW R TOMPKINS GRAYSON D TOMS JOSEPH TOMSHO MICHAEL TOMSON LOUIS TONEGUZZI ANDRE LEKENDRICK TONEY CONNOR TONKEL BRIAN JAMES TOOHEY DAVID A TOOLE PHILLIP DEAN TOOMBS CARSON J TOONE
RESA TOORIE LEON J TOPALIAN BRIAN M TOPE TRADD N TOPPIN GENSY R TORIBIO EDGAR TORNEZ TOLENTINO ALLISON LIZETH TORO VILLADA JAQUELIN MARIE TORRE GENESIS TORREALBA ALEJANDRO TORRES ALFONSO TORRES ARNULFO TORRES CESAR TORRES JR DANIEL TORRES
EDLUIS TORRES ELLYSA VICTORIA TORRES ERICK TORRES EULISES CALDERON TORRES HECTOR TORRES HECTOR TORRES HIRAM ISAI TORRES JAYMES TORRES JOFFRE TORRES JOSE G TORRES JUVENAL TORRES MARIA ESTEFANIA TORRES MARIA PIA TORRES MARTIN TORRES MEELVISS TORRES
MICHAEL TORRES MOISES DANIEL TORRES RAZIEL TORRES SR ROGER TORRES SALVADOR TORRES JR WILLIAN TORRES ZOILA TORRES OSCAR ORLANDO TORRES BARNICA ADRIANA TORRES GARCIA JAVIER A TORRES JIMENEZ RONAL JOSE TORRES RIVERO RUBEN TORRES ROSAS
MARTIN DE JESUS TORRES TORRES MATTHEW JOHN TORREY PETER TORREY AMADOR PAUL TORREZ JR CLAUDIO ENRIQUE TORREZ ESPINOZA ANTHONY PAUL TORRICELLI CHAD TOST CHRISTIAN N TOSTE WILSON TOSTES MARINHO RAYMOND TOTH LUC TOURIGNY LUCAS MICHAEL TOUSIGNANT
NOHELIA TOVAR RUBEN TOVAR EDUARDO RAUL TOVAR BLANCO SR NORMA E TOVAR DE CUEVAS FSHAZYOUN TOWALIDANIN KRISTY MICHELLE TOWERY KYLE ANDREW TOWERY ROBERT WAYNE TOWERY BENJAMIN R TOWLES BRANDON D TOWLES MICHAEL SCOTT TOWLES CHASE JOSEPH TOWNE
GABRIEL ALANDA TOWNS ADAM CHASE TOWNSEND BRUCE EARL TOWNSEND DWIGHT D TOWNSEND GEORGE PALMER TOWNSEND GLEN LEE TOWNSEND JAMES RICHARD TOWNSEND JEREMY JASON TOWNSEND KEVIN A TOWNSEND LOUIS D TOWNSEND TREVOR DALE TOWNSEND
ZACHARY JAMES TOWNSEND ALEICIA D TRACY GREGORY DALE TRACY II MARK C TRACY RULON SCOTT TRACY SCOTT A TRACY MATTHEW TRADEWELL GARRETT TRAFZER ANDREW MICHAEL TRAIL BRODIE TRAISE CHRISTOPHER JEA TRAISTER CARLA D TRAMMEL CRAIG A TRAMMEL
MASON ANTHONY TRAMMELL CUONG Q TRAN GARY LONG TRAN GIAU TRAN KHANH T TRAN PHU THANH TRAN RICHIE TRAN TIEN X TRAN VU T TRAN DJUAN RAMON TRANNON PETER MICHAEL TRAPANI CLIFFORD R TRAPP DRAKE TRAPP RUSSELL G TRASK JOSEPH EDWARD TRASTER
AARON TRAUB KYLE NIKOLAUS TRAUB IVAN TRAVER LOGAN C TRAVIS MARK ALLEN TRAVIS JR WADE A TRAVIS DESTIN BLAINE TRAWICK MATTHEW BRADY TRAWICK ANDREW CLARK TRAYLOR TY LAMAR TRAYLOR CLARISSA RENEE TREADWAY JEFFREY A TREADWAY JEREMIAH ALAN TREADWAY
JEREMY L TREADWAY JILL K TREADWAY CLINT W TREASE DAWSON TREAT MADELINE ELIZABETH TREECE ROBERT ALLEN TREESH II RYAN TREESH CHRISTOPHER A TREJO EFRAIN TREJO ROBERTO BRIAN TREJO ROGELIO TREJO GALLEGOS ROBERTO TREJO JIMENEZ CRYSTAL TREJO LOZANO
ROGELIO TREJO ORTIZ KRIS TRELLERT DENIS TREMBLAY JEFFREY TREMBLAY MARIO TREMBLAY MIGUEL TREMBLAY PIERRE TREMBLAY CELESTE ANN TREMBLEY JAMES G TRENHOLM BRIAN TRENT BRITTANY MARIA TRENT JERRY MICHAEL TRENT RYAN SCOTT TREUTER MARTIN TREVILLIAN
CRISTIAN NA TREVINO FRANCISCO R TREVINO JAVIER TREVINO STACIE TREVINO HECTOR FRANCISCO TREVINO FERNANDEZ BRENDA TREVISO JESUS TREVISO JORDAN TREW JERRY LEE TRIBLE MICHAEL TRICANOWICZ TRIFON I TRIFONOV JAMES MATTHEW TRIM TYRONE T TRIMBLE
CHARLES VAN TRINH KENNETH TRINIDAD MARIO ALBERTO TRINIDAD TIMOTHY TRINIDAD JOSEPH R TRINOSKY AKASH TRIPATHI DARREN TRIPP JASON E TRIPP VALERIE TRIPP JARRETT NATHANAEL LEON TRIVETT MARY KATHRYN TRIVETT LARRY ALLEN TROLLINGER SAMANTHA TROLLOPE
GARRETT JAMES TROMBI KEITH TROSCLAIR ADAM BLAKE TROTMAN EMILY FRANCES TROTMAN JOSHUA K TROTMAN VANESSA LYNN TROTTER RAPHAEL TROTTIER DELORME DANNI TROUP JANET MARIE TROUP KENNETH FITZGERALD TROUPE KEVIN D TROUSDALE ANTHONY M TROUT
JEFFREY LAVINE TROUT JEFFRY DAVID TROUT JOEL THOMAS TROUT RICHARD B TROUT RICHARD DILLON TROUT ZACHARY DOUGLAS TROUT ADAM MARK TROUTMAN COREY TROUTMAN CHRISTOPHER TATE TROUTNER KEVIN TROVERO CODY LEE TROWBRIDGE PAULA V TROWBRIDGE
WESLEY L TROWBRIDGE KAYDEN ALLEN TROXELL DAMEON BLAKE TROXLER JASON DANIEL TRUAX JOEL TRUAX GRANT WILLIAM TRUBACH AUSTIN THOMAS TRUDEAU JENNIFER L TRUDEAU TIMOTHY WILLIAM TRUDELL BRADFORD G TRUE MICHAEL EUGENE TRUE TERRENCE ALFREAD TRUE
BRIAN TRUEBLOOD JACK D TRUEBLOOD III MICHAEL E TRUEBLOOD JUSTIN TRUELOVE ERNEST TRUESDALE LUCAS ALLEN TRUESDELL PHILLIP A TRUESDELL JESSICA NICOLE TRUETT SAMUEL TRUJILLO LUIS CARLOS TRUJILLO BOTELLO JOHN TRUMAN SPENCER C TRUMAN
KARYN STEPHANZ TRUMBULL CHRIS D TRUNCK NGUYEN CAM TRUONG PETER A TRUONG THUY N TRUONG MICHAEL RAY TRUSS NATHAN DEREK TRUSS JASON DANIEL TRUSSELL EUGENE TRUSZ TYLER TRUSZ ADAM TRYHUK MITCHELL T TRYON YELYZAVETA TSAPYCH RACHEL JOY TSCHETTER
SHERMAN TSE SIMON TSE ALI T TSHIAKUISHA JONATHAN TSHIBANDA CHARLES TSHIKO TAYAH TSINNIJINNIE TAYLIS TSINNIJINNIE JIM N TSIRIKOS ISABELLA SAMANTHA TSURKAN ROBERT TUBBS JUSTIN KYLE TUBERVILLE NATHAN DON TUBERVILLE ANTWOINE MARCEL TUCK ALEX ERVIN TUCKER
ANTHONY JOSEPH TUCKER CHARLES JOSEPH TUCKER CHRISTOPHER R TUCKER CHRISTOPHER T TUCKER DONNIE TUCKER ELDON D TUCKER ELIZABETH C TUCKER HAROLD IRVIN TUCKER JONATHAN ROBERT TUCKER JORDON G TUCKER JOSEPH E TUCKER JOSHUA TUCKER KARALEE J TUCKER
LACY REED TUCKER LEON TUCKER LEQUASIS MARKESE TUCKER NIGEL ALEXANDER TUCKER PERRY LYNN TUCKER JR RANDLE GLENN TUCKER ROBERT H TUCKER ROBERT L TUCKER SAMUEL TUCKER SHANE MITCHELL TUCKER TARAN LYNN TUCKER WARD J TUCKER BENJAMIN MICHAEL TUCKEY
STEVEN TINO TUIAANA RICHARD JOHN TUILOMA JOHN TUIN TRISTIAN LORRAINE TUIN FRANK GUTHRIE TULLOS JR PHILIP DANIEL TUMINARO MUSTAFA TUNC SHELBY R TUNGATE ROBERT R TUNIN JAMES E TUNNICLIFF JACOB R TUNSTALL ROGERIO TURATTI COLEMAN M TURBEVILLE
CARL JAMES TURBYFILL JEFFREY LEE TURCSIK RICKEY L TURK JR THOMAS AUSTIN TURK MYLEI DAWN TURKENBURG MICHAEL J TURKO BENJAMIN G TURLEY THOMAS ROBERT TURLEY CHRISTINE TURMAINE BRYCE E TURMAN JOSHUA M TURNAGE MICHAEL W TURNAGE STEVEN A TURNAGE
JEREMY LYNN TURNBO THOMAS WAYNE TURNBO BRYCE TURNBOW MONIQUE R TURNBOW ROBERT D TURNBULL ALLAN LEE TURNER ANDREW RYAN TURNER ANDREW TURNER ANGELO A TURNER BARRY C TURNER BLAKE V TURNER BRANDON ROBERT TURNER BRIAN AUBREY TURNER
CARLOS EUGENE TURNER CHELSEA DAWN TURNER CHRISTOPHER W TURNER CLARENCE DAVY TURNER COLBY EUGENE TURNER COLE R TURNER COLTON DANIEL TURNER DAKOTA E TURNER DAVID WESLEY TURNER DOUGLAS DEWAYNE TURNER II ERIC P TURNER EVELYN S TURNER
GREGORY WAYNE TURNER HUNTER ALLEN TURNER JASON A TURNER JAYME DANIEL TURNER JORDAN D TURNER JORDAN TAYLER TURNER KEVIN LAMONT TURNER LITTLE JOSEPH TURNER LUCAS TURNER MATTHEW J TURNER MICAH SETH TURNER PAGE ELLIS TURNER IV RAY L TURNER
RICHARD TURNER RICKY L TURNER ROBERT COLE TURNER ROBERT O TURNER ROBERT WESLEY TURNER ROSALIND TURNER RUSSELL RAY TURNER JR SHAWN TURNER TINA RENEE TURNER TRAVIS A TURNER TRAVIS PRESTON TURNER TYLER G TURNER WILLIAM BEAU TURNER
ZACHARY L TURNER SR BRODY WADE TURNEY TODD CARLETON TURNEY MARC SAMUEL TURNGREN JEREMY THOMAS TURNIPSEED ETHAN TURPIN JESSE MICHAEL TURPIN JOSHUA LLOYD TURPIN CAITLIN ELIZABETH TURVEY MICHAEL R TURVEY ADAM JACOB TUTAK RICHARD A TUTEN
TRAVIS CLARK TUTEN ANDREW T TUTTLE CHERIE L TUTTLE CHRISTIAN T TUTTLE EMMALIE M TUTTLE KRISTA JUNE TUTTLE NATALIE SUZANNE TUTTLE TASELE C J TUUPO ANTHONY LULU TUVALU CHRISTOPHER Q TVETER BRITTON L TWEEDY SARAH AKUA TWENEBOAH CHRISTOPHER TWIN
BENJAMIN D TWINE REGINALD WENDELL TWINE PHILLIP TWINEM CHARLES RICHARD TWITTY KENNETH LANCE TWITTY NICHOLAS TWOYOUNGMEN PIUS TWUMASI CHRISTOPHER MARK TYCHANOWICZ DONALD J TYLENDA ADAM JORDAN TYLER DALE MICHAEL TYLER DALLAS D TYLER
KEVIN DWIGHT TYLER OWEN W TYLER RYAN MICHAEL TYLER SCOTT E TYLER SHANE PATRICK TYLER STEPHEN TYLER TRAVIS W TYLER ELDON TYMS JAMES O TYNER III KALEB TYNES DAVID ARTHUR TYO PREZAPIS JUNIOR TYREE WESLEY EARL TYREE ELIZABETH TYRRELL
MATTHEW EDWARD TYRRELL AUSTIN TYSHYNSKY MATTHEW BLAINE TYSINGER ALFONZO LYNDELL TYUS TOMAS TZAJ JORDAN MICHAEL UBAUDI DUZGUN UCAL KARNAM G UDAYAKUMAR BURKE N UDY DUSTY UDY JOSHUA J UDY WESLEY D UDY ALEXANDRA UELE BJ M UELE MONIQUE UELMEN
ALLAN W UETTWILLER BRIAN J UFFORD JOSHUA UGOLETTI IZUCHUKWU ALBERT UGWU JOSH UHINCK DANIEL J UHING TYLER M UHING ERIC UHRMAN TINA MARIE UJCICH MICHAEL RUN UKLIAN ROBERT UKRAINETZ JAYLEN ULINE BRETT M ULLOM JAMES RYAN ULLOM KIMBERLY S ULLOM
NADINE ROBENA ULMER ISAIAH JAMES ULRICH NICHOLAS MICHAEL ULRICH ELIJAH B ULSH SEMERI SAFUE ULUFALE JR TIMOTHY J UMBARGER SUSHANT UMESH PANDIT JACOB HAYDEN UNDERWOOD JONATHAN A UNDERWOOD KEVIN J UNDERWOOD MICHAEL A UNDERWOOD
RICK L UNDERWOOD JR ROBERT UNDERWOOD WYATT UNDERWOOD BRODY DARRELL UNGER MICHAEL S UNGER RYAN W UNGER DEVON JAMES UNSELD RONNIE KEITH UPCHURCH JR WESLEY KEITH UPCHURCH WADE A UPDIKE AMY UPP JACOB UPP DANIEL PATRICK UPTON
JAMES DAVID UPTON MATTHEW T UPWALL HACI URAS RUBAR URAS JOHNNY URBANEK ANTHONY MICHAEL RAY URE MIRA UREKAR GIOVANNA ELIZABETH URENA JORGE E URENA DAVID J URIBE MATTHEW T URIBE RENE URIBE OSNIMAR CAROLINA URIBE FLORES ISAIAH STEPHON URISTA
ALFRED F URSO JR CHENNAI USDD MADHURI USDD MUMBAI USDD TAURIS D USHER SHANE DAVID USNER NICHOLAS JAY USSERY KONSTANTYN PETROVYCH USTYMENKO DB UTLEY IV SAMUEL CODY UTRONSKA THOMAS E UTT KARAN UTTAM NAIK MANUEL DE JESUS UVARDO JR
ANJANETTE CHAN UY SCOTT M UYEMATSU LUIS UZCATEGUI STEVAN UZELAC ANDREY VLADIMIROVICH UZHVA VAIBHAV V PAWAR JOSE R VACA MARTINEZ PATRICK BENJAMIN VACCARELLA JULIE RENEE VACLAVIK JACOB RYAN VADEN PHILLIP GREGORY VADEN VIKRAMAN VADIVEL
JAYAPRAKASH VADIVELU CESCA DEL VADNER ROGER BRITT VADNER ANTHONY D VAE JEANETTE M VAGO SUDHAKAR VAIRAMUTHU ESSAKKIAMMAL VAITHILINGAM LINGARAJA VAITHILINGAM CHRISTOPHER J VALA EDGAR ARTURO VALADEZ TABATA VALDES VLADIMIR VALDES SEGURA
JOSE A VALDEZ JOSE VALDEZ NICOLE L VALDEZ DIEGO VALDEZ DEL RIO JOSE G VALDIVIA ANTHONY ALEXIS VALDOVINOS LOUIS ANGEL VALE DAVID RICARDO VALENCIA DOUGLAS VALENCIA FRANK ANTHONY VALENCIA LUCAS ODILIO VALENCIA MARIO VALENCIA TIMOTHY JAMES VALENTI
CARLOS VALENTIN ERIC T VALENTINE JADE C VALENTINE TAY-VEON DAVONTA VALENTINE ARIANNA VALENZUELA GILBERT VALENZUELA HUGO DERRICK VALENZUELA RIGOBERTO VALENZUELA URIEL VALENZUELA LUIS MANUEL VALERA RACHEL LYNN VALERDI ANTONIO VALERIO MARTINEZ
GABRIEL VALIA AYDEN VALKENBURG MICHAEL ARTHUR VALLADARES JULIO CESAR VALLADARES JUAREZ JARED J VALLE VICTOR A VALLE ADRIAN VALLEJO EVARISTO VALLEJO HANS JORDAN VALLEJO JORGE L VALLEJO ANTHONY ALANIZ VALLES SAMUEL VALLES JOSE CHRISTIAN VALLIN
JOSE GUADALUPE VALLIN SR ANGELA MARIE VALVERDE HOA VAN VAN KALE VAN ARENTHALS NICO VAN ASWEGEN RICHARD BLAKE VAN ATTA LOAN VAN BARKENHUIZEN JASON VAN BEKKUM LANCE P VAN COURT ALYSSA JUSTINE VAN DELDEN ANTHONY VAN DER GRAAFF THEODORE F VAN DORN
DALE VERN VAN DRIMMELEN JOSHUA K VAN DYKE EVAN MARKUS VAN DYKEN MARK VAN DYKEN BRIAN VAN EGMOND HOLT EDWARD VAN ETTEN RODNEY D VAN FOSSON PETER JUSTIN VAN HORN ERICA LOUISE VAN HOVE MARK D VAN HYFTE SCOTT EDWIN VAN KOOTEN RICHARD K VAN MORRIS
JENNIFER ANNE VAN OOSTING NETHANIEL VAN OOYEN TYLER C VAN SCHOIACK BRIAN VAN TUNEN MEGAN LEIGH VAN VLEET JACK PIETER VAN VLIET TIMOTHY L VAN ZANT DONNIE S VANATTA MASON VANATTA PETER RULISON VANATTA TODD VANATTA ANTHONY J VANATTENHOVEN
LUKE STEVEN VANAUSDALL MARTIN VANBREDERODE VICTORIA VANBUREN NICHOLAS VANBUSKIRK BRENDON VANCE CHASE HOLDEN VANCE DALTON LEE VANCE GAVIN BLAKE VANCE KAIDEN RICHARD VANCE QUENTIN LYNN VANCE SHAROD D VANCE STEPHEN R VANCE PHILLIP W VANCINI
BLAINE LEWIS VANCLEAVE DEVIN F VANCLEAVE KELLY J VANCLEAVE REESE DALTON VANCLEAVE MICHAEL G VANDEFIFER DEWAN ALAN DAVID VANDEKERKHOVE LANCE VANDEMERGEL JUSTIN JACOB VANDEMOORTEL APRIL A VANDENBERG LANCE VANDENBERG
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JAY W VANDERTOLL JR JARETH VANDERWALT ETHAN WILLIAM VANDEVEER JAMES ALLEN VANDEVENDER HUNTER WESLY VANDINE JONATHAN WESLY VANDINE ALYSSA RIANN VANDIVER BROC KENNETH VANDIVER JOSEPH BRENTON VANDIVER NICHOLAS JAMES VANDIVER VINCENT VANDIVIER
NATHAN ALLEN VANDUSSEN DARLA D VANDUYN STEPHEN VANDUZEN AJ P VANDYKE DAVID VANDYKE LANE KODY VANDYKE MICHAEL K VANDYKE PRESTON MICHAEL VANDYKE SKYLER ELLIOT ALLEN VANDYKE TERRY E VANDYKE BRUCE JAMES VANEARDEN JAKE VANELSWYK JAMES C VANEYK
CHARLOTTE NICOLE VANFLETEREN BUTCH VANG DAG VANG NICHOLAS VANG KISHA A VANHANNEGEYN MARIO D VANHORN SCOTT D VANHYFTE DERRYCK T VANISH NOAH STEPHEN VANMATRE WILLIAM MARK VANN PAUL J VANNOY TCHANAVIAN YVETTE VANNOY ERIC D VANOSDALL
CALEB JAMES VANOVER JAMES E VANOVER III CODY LEE VANSCOYOC GABRIEL VANSNICK BHARGAVAREDDY VANTARI TRENT C VANTASSELL IRA K VANVALKENBURG TRENT VANVALKENBURG TREVON VANVALKENBURG JAMES WILLIAM VANVLEET STEVEN J VANVLEET JON REX VANWAGENEN
JESUS VAQUERA CASTANEDA NISHANT VARADACHARI BHAVANA REDDY VARALA SURENDARA KUMAR VARATHARAJAN ERIKA MARIE BACON VARBLE ANTHONY VARDA COLE M VARDAMAN CEDRIC MICHAEL VARELA EZEQUIEL VARELA JOHNNY J VARELA JR ABRAHAM JACOB VARGAS
ALAN VARGAS ANTHONY G VARGAS ANTONIO VARGAS ANTONIO VARGAS BRENDA ABIGAIL VARGAS EDGAR P VARGAS EZEQUIEL VARGAS GABRIEL VARGAS ILDAURA JANET VARGAS ISAAC VARGAS JESUS MANUAL VARGAS JORGE VARGAS RIGOBERTO VARGAS JR MOISES E VARGAS BORNACELLY
ALEJANDRO VARGAS HERNANDEZ NESTOR VARGAS RAMIREZ EMANUEL VARGAS-SOLIS ADAM VARIO ANTONIO VARIO ERIC VARIO JAMES VARIS GABRIELA VARISCO DE OLIVEIRA CINDY VARLEY RYAN MICHEAL VARNADORE BRANDON VARNER JAMARLA LATWAN VARNER JAMES CORNELIUS VARNER
LANDON VARNER MICHAEL WAYNE VARNER TIM W VARNEY JR YAHAIRA VARSEK SELSIYA VARUDHAN VINCENT VARUOLO SRINIVAS VASAMSETTI DEEPAK VASHISHT SERETE VASILIEVIC ALBAR VASQUEZ CARLOS VASQUEZ DANIEL VASQUEZ GILBERTO VASQUEZ GUSTAVO VASQUEZ
JAVIER VASQUEZ JESUS J VASQUEZ JONATHAN P VASQUEZ JOSE BLADIMIR VASQUEZ JOSEPH D VASQUEZ JUAN VASQUEZ JULIE C VASQUEZ PEDRO VASQUEZ RICARDO M VASQUEZ SANTIAGO VASQUEZ ABEL VASQUEZ HERNANDEZ KAREN VANESSA VASQUEZ ISLAS JESUS VASQUEZ LARA
ALAN EUGENE VASSAR PHILLIP N VASSAR BILL W VAUGHAN II DAVID CHARLES VAUGHAN JERMAINE MARTISE VAUGHAN JOSEPH AARON VAUGHAN ADAM VAUGHN BLAKE CHARLES VAUGHN BRANDY VAUGHN BRIAN SCOTT VAUGHN CHRISTOPHER MAC VAUGHN CHRISTOPHER N VAUGHN
DALTON VAUGHN ERNIE ALLAN VAUGHN JEFFREY VAUGHN JONAH CHANCE VAUGHN JUSTIN VAUGHN KATELYN ROSE VAUGHN KEITH B VAUGHN KENNETH E VAUGHN NATHAN CURTIS VAUGHN NATHAN VAUGHN NATHANIEL L VAUGHN PATRICK L VAUGHN PAUL EVAN VAUGHN TERRY L VAUGHN
TRACY A VAUGHN WILLIAM VAUGHN AARON R VAUGHT CHRISTOPHER M VAUGHT CAMERON LEE VAUX RAIRU VAZ PENNA DELIA GUADALUPE VAZQUEZ JORGE VAZQUEZ JORGE VAZQUEZ KEVIN VAZQUEZ MATYSON ELIZABETH VAZQUEZ OSCAR VAZQUEZ SALOMON VAZQUEZ
VICTOR MANUEL VAZQUEZ ANGEL VAZQUEZ CRUZ GABRIEL VAZQUEZ FIGUEROA LUIS VAZQUEZ GARNICA KEVIN VAZQUEZ GUTIERREZ ELIAS NA VAZQUEZ JUAREZ SR ERICK JACOBS VAZQUEZ JUAREZ KENNETH VAZQUEZ PACHECO FELIPE VAZQUEZ REA TYLER KENT VEASIE COLE JACKSON VEAZEY
ALEXANDER THOMAS VEDER AUSTIN VEECH MICHAEL J VEECH SIMIYON VEERAIYA ANGEL ISRAEL VEGA FRANCISCO JAVIER VEGA GUILLERMO VEGA JAVIER VEGA JONATHAN MICHAEL VEGA MARIA VEGA MARICELA VEGA MANUEL JORGE VEGA RUIZ ALVIN VEGA VALENTIN REYLI VEGA-
CONDARCO RAMON VEGA-CORONA CODIE DALE VEILLON ANA KAREN VEJAR ELDIN VEJZOVIC CRISTIAN DE JESUS VELA JOHANNA DENISE NUNEZA VELASCO JORDIN K VELASCO RICARDO VELASCO MARCOS ABSALON VELASCO VENTURA ELEANE VELASQUEZ IZAK JAQUIN VELASQUEZ
VICTOR VELASQUEZ DANIEL CRUZ VELAZQUEZ DANTE VELAZQUEZ RUBEN C VELAZQUEZ CRUZ VELAZQUEZ LOPEZ ELVIN VELAZQUEZ NAVAS JIMMY PIERRE VELEZ LUIS ANGEL VELEZ BRYAN LOUIS VELEZ DAMIANI MATEO VELEZ RUIZ CHRISTIAN VELIZ BRANDON VELOSO JESUS CRUZ VELOZ
DANIEL KENNETH VELTRI BALASUBRAMANIYAM V VELU K M ALEKYA VEMULA ISAAC MATTHEW VENABLE SEAN RICHARD VENABLE TYLER ANTHONY VENDETTI CRISTIAN VENEGAS MUNINTHIRAN VENKATAPATHI HEMAREKA VENKATESAN MONISH VENKATESAN NITHYA VENKATESAN
VENKADAVAN VENKATESAN VENKATESAN VENKATESAN RAMACHANDRAN VENKATESH KUMAR KRISTEN LYNN VENTER JORGE LUIS VENTURA MARIA IVELISSE VENTURA PABLO VENTURA RODINSON VENTURA CERRON SR ALFREDO VERA DAVID CUMPLIDO VERA JOSE FELIPE VERA - ROSAS
PHILIP J VERBEKE CRAIG W VERBERNE ALEX ENRIQUE VERDE ROBERTS VERDEN GAEL VERDUGO JORGE PERDUZCO LOPEZ GUILLERMO VEREZ GABRIEL RICARDO VERGARA ZAMORA SCOTT LEE VERHAGEN DERRICK JAMES VERHEY COLE WALKER VERI LANCE A VERICKER DEEPANJALI VERMA
JOHN VERMELTFOORT PIERRE PHILLIP VERMETTE JR DAWN CORNELIOUS VERNER JR KATHY VERNON MICHAEL SHANE VERNON AMANDA MARIE VERNOR MICHAEL A VERON MICHAEL J VERTZ ALVARO JOSE VERZIVIVIELT CARLOS ULISES VERZIVIVIELT KURTIS DYLAN VESKRNA DEBRA VESS
BRADY VEST BRIAN D VEST HUNTER C VESTAL MORGAN G VESTAL TERRYN KIRK VESTER JUAN CARLOS VETTER MARCO ANTONIO VETTER BRANDON VEY LOGAN VEY TROY HOWARD VIAN EMANUEL VIAU JOSE VIAU JACOB LYNN VICARS JONATHAN TYLER VICARS PHILIP LOGAN VICARS
JENNIFER SKELTON VICE JOSHUA WARREN VICK ASHANI VICKERS BRANDI GAIL VICKERS GREGORY ALLEN VICKERS ANDREW JAMES VICKERY CHRISTY L VICKNAIR ANIKIN VICTORIA JESUS A VICTORIA KEVIN VICTORIA ALFONSO MARIO VIDAL DELMY VIDAL ROJAS HENNADIY VIDIN IGOR VIEIRA
AUSTIN MICHAEL VIERGUTZ ROBERT D VIERS GREGORY DANIEL VIGIL JUAN RAMON VIGIL MADISON JO VIGIL RODOLFO VLADIMIR VIGIL RUBEN VIGIL BRENDAN S VIGNEAULT JASON S VIGNESS ROHIT VIJAY ADAM ANKITA VIJAY KAPADI VIKAS VIJAY KULAYE SRIDHARAN VIJAYA KUMAR
JAYASRI VIJAYABHASKAR KARTHIKEYAN VIJAYAN VIJAYAN GARY VIKER ISAMAR ROCIO VILCHIS LARISSA VILELA COSTA ADRIAN VILLA LUIS J VILLA JUAN ANGEL VILLA-CAZARES JOSHUA VILLACORTA JOSE G VILLAFANE CARRILLO JESUS ANTONIO VILLAGOMEZ-MARTINEZ GARRETT ANDREW VILLALBA
JONATHAN VILLALOBOS JULIO VILLALOBOS JOSE M VILLALOBOS AGUINAGA DAVID VILLALOBOS GALLO VICTOR VILLALPANDO PEDRO ESTEFANO VILLALVA MIRANDA ABEL VILLANUEVA CARLA GISELL VILLANUEVA JAIRO VIDAL VILLANUEVA MARIA GORETTY VILLANUEVA DENNIS D VILLAREAL
EDGAR A VILLARREAL JACOB MICHAEL VILLARREAL JAMES VILLARREAL JOSE R VILLARREAL OMAR VILLARREAL RODOLFO VILLARREAL U ANTONIO VILLARREAL SALVADOR JOSE VILLARREAL GARCIA GERARDO VILLARREAL RUVALCABA JULIANNA MARY VILLASENOR RAUL ABEL VILLASENOR MIRANDA
RAYANN VILLASOR JOSEPH ANTHONY VILLEGAS HECTOR ANDRES VILLELA JUAN VILLELA DAVID CURTIS VILLESCAS XAVIER EMILIO VILLESCAS POTTER VINCE VILLESO DARCY VILLNEFF PRASHANT VINAYAK BAHAL BRANDON VINCENT CHELSEA RAE VINCENT JOHN ANTHONY VINCENT
JUSTIN WAYNE VINCENT KEVIN W VINCENT KRISTOFER RAYMOND VINCENT STEPHANIE LEA VINCENT ERNESTO VINCENTE MICHAEL BLANE VINES CHRISTY L VINET-POWERS EDUARDO VINLUAN AJAI VINOD JERRELL G VINSON DAVID WAYNE VINUP BRIAN K VINZANT JESSICA VIOLA
MARCO A VIRGEN CHARLES G VIRGIN DANIELLE MARIA VIRGONTINO ALIX DANIELLE VIRGONA SARAH VIRTUE SARASWATI VISHNUDAS KOLPUE LUCIO IVAN VISOSO ANALCO KARTHIKEYAN VISWANATHAN ALEC MIGUEL VITAL VALENCIA PRISCILLA VITELA LUCIANO VITELO
DHAVALKUMAR MAHIBHAI VITHANI LUIS VITTE COSTA SASAL MAHARAJA VIVEKANANTHAN STEVEN HEYWARD VIVENZIO HUGO VIVEROS RODRIGUEZ KHAC NHO VO KEVIN J VOCKES DANOTA M VOGEL ELIZABETH HOPE VOGEL JUSTIN L VOGEL STEVEN M VOGEL SHAMUS VOGELSANG JEFFREY D VOGT
JORDAN THOMAS VOGT JOSHUA BONHAM VOGT DEREK A VOIGHT AUSTIN JAMES VOILS BRANDON DEAN VOILS JACOB VOILS ROWDY LEE VOILS RYAN VOILS CALEB VOIROL VOLODYMYR VOITSEKHIVSKYI JORDAN LESLIE VOLDEN STEVEN H VOLK ANTHONY M VOLLBRECHT JAY FREDERICK VOLLERS
DIMITRI L VOLLMER JR JAMES B VOLMER CELESTE VON AHNEN RICHARD DAVID VONALVENSLEBEN HARRY L VONDERHAAR STEPHEN J VONDERHEIDE ROBIN L VONDRAK IAN J VONGLAHN DOUG E VONHANDORF BRYCE CURTIS VONLANKEN JOSEPH THOMAS VOORS WILLIAM VORDERER
MICHAEL VORMAWOR DEANNE L VORNHAGEN NITHIN KUMAR VORUGANTY WESTON PETER VOS BRADLEY ZANE VOSS DARIN R VOUGH DEVIN VOUGH DAVID G VOUGHT JEFF L VOYLES NICHOLAS JOE VRABEL MARK J VRBKA THANH VU JELENA VUKAS RYAN VULETIC RONALD VUMBACK JR
DOUGLAS J VYHLIDAL NICHOLAS S WAAK RAY WACHEL ERIC D WACHHOLTZ MARK J WACHHOLTZ TRISTON TROY WACHHOLTZ JASON J WACHTER JEDIDIAH R WACHTER CATHY WADDELL MARCUS ANDREW BOYD WADDELL TIA LASHEA WADDELL GREGORY S WADDLE JACOB M WADDOUPS
ADAM W WADE ANGEL WADE BLANE LEVI WADE JOHN D WADE JOHN MICHAEL WADE JORDAN GLEN WADE JOSHUA EARL WADE MARQUIS DEZJOUN WADE NICKALOUS B WADE NOLAN MICHAEL WADE RYAN MICHAEL WADE THOMAS JAMES WADE WILLIAM JACOB WADE
FLORENCE BRITTANY WADFORD WYETT LANE WADFORD MATTHEW J WADLEY KURT WADMAN ROBERT D WAECHTLER ROBIN BOWMAN WAFF AARON D WAGENER BO WAGGONER BRET L WAGGONER COLTON HENRY WAGGONER BRADEN NICKOLAS WAGNER BRADLEY STEPHEN WAGNER
BRIAN WAGNER CODY JAMES WAGNER DARRELL WAGNER DAVID J WAGNER JR ELLEN Y WAGNER GRANT MATTHEW WAGNER JASON WILLIAM WAGNER JOHN MARTIN WAGNER JOHN W WAGNER JOSEPH WAGNER JOSHUA KEITH WAGNER JOSHUA LEE WAGNER KALE AARON WAGNER
KANE WAGNER LEON A WAGNER JR MARY L WAGNER SHAWN WAGNER JEFFREY C WAGONER TOBEY WAGONER MALEK GARTH WAGSTAFF MICHAEL WAGSTAFF BRITT WAGUESPACK TYLER A WAGY ADAM KEITH WAID MATTHEW E WAINSCOTT CHRISTOPHER C WAINWRIGHT
BRENDAN CALEB WAISHNORA TRAVIS M WAIT HOWARD FRANCIS WAITE IV CURTIS WAITS VUYANI S WAKABA HIRONOBU WAKANA ALLEN REGINALD WAKEFIELD CHRISTINA ANN WAKEFIELD LOGAN WAKEFORD CARL JOHN WALAG GEORGE PARKER WALDEN KYLE LEE WALDEN
BRIAN DOUGLAS WALDNER MICHAEL PAUL WALDON JUSTIN ONEAL WALDREP JAIRUS JEROME WALDRIP BRYCE HAMPTON WALDRON CORY MICHAEL WALDRON CRAIG M WALDRON ROBERT J WALDRON ADAM B WALDROP CHRISTOPHER E WALDROP
CHRISTOPHER WALDROP JACOB L WALDROP KIMBERLY OGLE WALDROP NICHOLAS PAYTON WALDROP AARON WALKER BAILEY P WALKER BRANDON ADAM WALKER BRANDON WALKER BRIANE LEE WALKER BROC A WALKER CHRISTOPHER WALKER
CHARNEA L WALKER CHASE M WALKER CHRISTOPHER DONTRELL WALKER CHRISTOPHER S WALKER CHRISTOPHER WALKER CLAYTON DOUGLAS WALKER CODY WALKER DANA M WALKER DARNELL J WALKER DARRELL L WALKER DARRY A WALKER DEMETRI J WALKER
DEQUINCEY WALKER EDWARD DOUGLAS WALKER GEORGE L WALKER HAYDEN RAY WALKER HUNTER EDWARD WALKER JAMES C WALKER JASMINE WALKER JASON D WALKER JASON DALE WALKER JASON E WALKER JASON WALKER JEFFREY ALLEN WALKER JEREMY WALKER JERROD A WALKER
JONAH WALKER JOSEPH MICHAEL WALKER JOSHUA AUSTIN WALKER KRISTIN R WALKER KYLE C WALKER LUTHER D WALKER MARSHALL H WALKER MATTHEW WALKER MEAGAN G WALKER MICHAEL DEAN WALKER MICKEY C WALKER JR MORIAH CHRISTINE WALKER NATHANIAL S WALKER
NORMA WALKER RANDALL M WALKER REX A WALKER RYAN WALKER RYNE JORDAN WALKER SHAWN P WALKER SUSHMA S WALKER TACOYUS KYRELL WALKER TRAVIS M WALKER TRAVON A WALKER TYLER JASON WALKER VIRGINIA GAIL WALKER FREDRICK WALKLEY CHAD M WALKUP
JAMIE WALL JOSH WALL LESTER LEE WALL ADAM WALLACE BRANDON SAMUEL WALLACE BRIAN KEITH WALLACE BRIAN MICHAEL WALLACE BRIAN ASA STEVEN WALLACE CHRISTOPHER A WALLACE DANIEL A W WALLACE DANIEL WALLACE DAVID EVAN WALLACE DOMINIC SKYLER WALLACE
DONALD WALLACE DOUGLAS F WALLACE DYLAN KYLE WALLACE JAMES T WALLACE JEFFREY TYLER WALLACE JOHN P WALLACE JONATHAN N WALLACE JOSHUA WALLACE JULIE WALLACE KAREN M WALLACE LEE SEMMES WALLACE LULA ROCHELLE WALLACE LYNN A WALLACE
MATTHEW WALLACE MICHAEL ERIC WALLACE JR MICHAEL WALLACE MITCHELL JAMES WALLACE PARKER WALLACE STEPHANIE LYNN WALLACE STEPHEN MICHELLE WALLACE STEVIE M WALLACE TODD ALAN WALLACE JUSTIN DAVID WALLEN DREW WALLER JONATHAN WALLER
RYAN N WALLINGFORD ANDREW BENNETT WALLIS CHRISTOPHER MARK WALLIS COLE ALLYNN WALLIS KENDALL LYNN WALLIS JACOB CODY WALLS MELVIN LEVAN WALLS PAUL WALLS RUSSELL W WALLS SETH WALLS CORBIN J WALNOFER LUKE SAMUEL WALNOFER JAMES WALP
BRAD WALSH JAMES MATTHEW WALSH JR JEFFREY WALSH JOSEPH MICHAEL WALSH WESLEY J WALSTON BENJAMIN WADE WALTER BRADLEY AARON WALTER DOUGLAS A WALTER JEFFREY MICHAEL WALTER JERROD WALTER JODIE LAWRENCE WALTER ZACKERY EDWARD WALTER
CASEY JOE WALTERS DANIELLE CELESTE WALTERS DEREK WALTERS JOHN L WALTERS JOSHUA M WALTERS KENDAL WESLEY WALTERS LYNN R WALTERS PRESTON WALTERS RYAN WALTERS RYAN WALTERS RHESSTEN WALTERS ROBERT WALTERS ROXFORD ALAN WALTERS THOMAS M WALTERS
ERIC JAMES WALTON JAMES H WALTON JR JAMES WALTON JON DAVID WALTON JUSTIN RAY WALTON ROGER J WALTON SHAPRIA WALTON WILLIAM WALTRIP LAWRENCE R WALZ IV MICHAEL DAVID WAMBOLD JR JASON J WAMPLER LOGAN RICHARD WANACK CHENG YUAN WANG
DENNIS WANG JIAN WANG YANWEN WANG YUN WANG ZEYU NA WANG ZHENG WANG STEPHANIE LYNN WANN JAKE WANNER MICHAEL WANNINGER ROBERT WANNINGER SCOT WANSER TRAVIS A WANSTRATH SONIYA WARAVADEKAR WILLIAM J WARBACH ALAN W WARD ALEXANDER WARD
ALVONTE JONQUELL WARD BRIAN A WARD BRYAN ASHLEY WARD CHAD J WARD CHRISTOPHER L WARD DANIEL J WARD HAGGON WARD HAIGEN VANN WARD JAMES MICHAEL WARD JAMES RUSSELL WARD JASKA L WARD JASON DAUGHTRY WARD JEFFREY CHARLES WARD
JOEL ALEXANDER WARD JOHN AUSTIN WARD JOSHUA WARD JUSTIN C WARD JUSTIN L WARD KARLI DENISE WARD KEITH LEBRON WARD KEVIN PETE WARD LARRY WARD LELAND A WARD LUENDA WARD MADELYN MACKENZIE WARD MATTHEW WARD MICHAEL BRANDON WARD
MICHAEL D WARD MICHAEL R WARD NATHAN S WARD ROBERT CRAIG WARD ROBERT JAMAL WARD RONDIE JAMES WARD II SHAWN WARD SHAWNA L WARD TAYLOR P WARD THOMAS EUGENE WARD TYLER WAYNE WARD WILLIAM TYLER WARD ZACHARY VAN WARD ZACHARY WARD
CHRISTOPHER CHASE WARDEN BRADLEY R WARDLE TRYSTEN BRADLEY WARDLE ANDREW E WARE BRENT L WARE CALVIN L WARE JAMES MATTHEW WARE ROBERT KYLE WARE WESLEY CRAIG WARE JACQUELINE KAY WARFIELD ANDREW J WARGO TYLER QUINN WARHURST JOHN H WARING
TANYA WARMAN GRETA JANE WARMBIER CHASE RYAN WARNEKE JUSTIN M WARNEKE KADEN WILLIAM WARNEKE LISA L WARNEKE CALEB DUANE WARNER CAROLINE WARNER CLINTON MATTHEW WARNER DOUGLAS G WARNER ETHAN E WARNER JASON MICHAEL WARNER JASON WARNER
JEFFREY ALLEN WARNER JEROME JASON WARNER JOHN MAXWELL WARNER III LADD WARNER ROGER L WARNER SAMANTHA EARLEENE WARNER SETH ELI WARNER THOMAS KEANE WARNER TODD A WARNER WENDELL T WARNER XAVIER ROYCE WARNER CORBIN H WARNKE ERIC T WARNOCK
JOCELYN HENSON WARNOCK NGOR WARNOCK RIAK WARNOCK ADAM R WARREN BRANDON MICHAEL WARREN BRAYDEN WARREN BRENT PRONES WARREN CHAD WARREN CLAYTON WARREN CODY WAYNE WARREN DUSTIN ZANE WARREN ERIC BRENT WARREN ERIC CARL WARREN
FORREST K WARREN HAROLD JAY WARREN JEREMY BRYANT WARREN JEREMY WARREN JORDAN CHRISTINA WARREN JUSTIN WARREN KEVIN EUGENE WARREN RICHARD L WARREN JR RYAN WARREN SHELDON J WARREN SONYA WARREN TAMMI WARREN TONY TERRELL WARREN
VINCENT ERIC WARREN WILLIAM PAUL WARREN GEORGE M WARRENFELLS JR PAIGE STARNES WARREN-LONG AARON K WARRICK DONALD BRUCE WARRICK DUANE WARRICK GREGORY ALLEN WARRICK JR CHRISTOPHER ADAM WARRINGTON TAMMY J WARRIOR DARREN WASACASE
DORIAN WASACASE BRAD WASHBROOK MARK H WASHER ALBERT J WASHINGTON ANGELIOS M WASHINGTON DARREL EMANUEL WASHINGTON ERICKA WASHINGTON GERALD DEWAYNE LONG WASHINGTON HERMAN LEE WASHINGTON JADA WASHINGTON ROBERT J WASHINGTON
RODNEY WASHINGTON TANIKA S WASHINGTON TARVARIS E WASHINGTON THOMAS WASHINGTON BRANDON WASSELN CLINTON JAMES WASSON TOBY J WASSON CRAIG M WASTELL TARIKH SHAHEEN WASULU-BEY BOGUSLAWA WASZKIEL JACE WATASE JAIDON LAMAR WATERFORD
EVAN M WATERLOO CHAUNCEY ELI WATERS CODY BLAKE WATERS CRAIG WATERS DANNY ONEAL WATERS III KENNETH WATERS MANDY YVONNE WATERS MARCENA WATERS ANTHONY W WATFORD ASHTON EUGENE WATFORD III DERRICK WATFORD GREGORY A WATFORD JR
JOSEPH G WATFORD LANCE R WATFORD ROBERT A WATFORD ROBERT C WATFORD III TYLER RUSSELL WATFORD JOSEPH ANDREW WATHEN DYLAN R WATHEN ZACHARY T WATHEN AARON D WATKINS ADAM T WATKINS ALBERT T WATKINS ASHLEY LAUREN WATKINS BARRY A WATKINS
BENJAMIN T WATKINS BRANDON M WATKINS CHRISTOPHER L WATKINS CHRISTOPHER R WATKINS DANIEL JOSEPH WATKINS DENNIS BRIAN WATKINS DONALD LEONARD WATKINS ERIC SHEQUILLA WATKINS HARLEY ROSE WATKINS JAMES WATKINS JASON WILLIAM WATKINS
JOHNATHAN TOBIAS WATKINS JONATHAN PAUL WATKINS MICHAEL WATKINS NEIL WATKINS NICHOLAS JAMES WATKINS II STEPHEN THOMAS WATKINS THOMAS C WATKINS THOMAS WATKINS TYLER S WATKINS WILLIAM JOSEPH WATKINS WILLIAM M WATKINS ALICIA SHANTA WATKINS COLEMAN
MICHAEL B WATROUS ANDY WATSON BERNARD L WATSON BRANDON KEITH WATSON CHAD WATSON CHRISTOPHER J WATSON CLAUDE C WATSON JR DARRIN R WATSON DAVID B WATSON DEANN WATSON DORA LYONS WATSON GERALD WALTER WATSON III HUGH CRAWFORD WATSON
JAMES B WATSON JEFFREY GRAY WATSON JR JENNIFER L WATSON JOHN WATSON JORDAN WATSON JUSTIN RAYWARD WATSON KEITH S WATSON LARRY L WATSON MARK WATSON MICHAEL JAY WATSON NATHANIEL LEE WATSON PAMELA G WATSON REAGAN MILLER WATSON RICHARD WATSON
ROBERT K WATSON RONALD FREDERICK WATSON RUSSELL E WATSON SETH WATSON THOMAS EL WATSON TRISTAN KYLE WATSON XAVIER JAQUEZ WATSON MARTAYA SHYANN WATSON-HUTTON CADEN JOSEPH WATSON-MCGUFFOG DONALD WATT HASAN MOHAMMED WATTAR
CLAYTON ALBERT WATTERS DUSTIN T WATTERSON WILLIAM WATTERSON DARRIELLE WATTIE ASHTON CLAY WATTS CHAD J WATTS CHRISTOPHER LEE WATTS JAMES WATTS KALVIN EUGENE WATTS ROBERT WATTS JEFF HOWARD WAUGH MICHAEL WILLIAM WAUGHEN GABRIEL ALEJANDRO WAUMANN

STEPHEN M WAY KEVIN C WAYE JR TODD WAYMAN DARRELL EDWARD WEASE JR JONATHAN W WEATHERBY CHRISTOPHER M WEATHERFORD DAVID A WEATHERFORD FRANK T WEATHERFORD HARRIETT M WEATHERFORD JACOB WEATHERFORD JAMES ALLEN WEATHERFORD
JOSEPH E WEATHERFORD NELSON B WEATHERFORD NORMAN S WEATHERFORD REGISTER L WEATHERFORD TYLER EUGENE WEATHERFORD LUCAS J WEATHERHEAD KYLE WEATHERLY CALEB AAARON WEATHERS CURTIS WEATHERS MARK O WEATHERS ANDREW L WEATHERSPOON
JOHN C WEATHERWAX BRETT D WEAVER DANIEL AUSTIN WEAVER DENNIS L WEAVER II DONALD A WEAVER FRANKLIN S WEAVER GARY DEAN WEAVER JR JACOB L WEAVER JASON D WEAVER JOHN T WEAVER JOSEPH M WEAVER KIRK WEAVER MATTHEW D WEAVER MICHAEL EDGAR WEAVER
MICHAEL P WEAVER RICHARD J WEAVER SHAY C WEAVER STEVEN ERIC WEAVER AARON D WEBB AIDEN WEBB AUSTIN GLENN WEBB AUSTIN TYLER WEBB BRIAN W WEBB BRYAN D WEBB CHRISTOPHER WEBB CIARAN H WEBB CODY WEBB DAVID LYNN WEBB DELAINA WEBB
EMILY SADIE WEBB EVAN WEBB HARLEY L WEBB HUNTER DRACO WEBB JASON RAY WEBB JASON WEBB JUSTIN LEE WEBB KATIE DAWN WEBB KYLE SNELL WEBB MARCELLUS WEBB MARK V WEBB MAXWELL WEBB MICHAEL ISAIAH WEBB MICHAEL S WEBB MICHAEL WEBB
RICHARD E WEBB SCOTT A WEBB SUSAN ELLEN WEBB THOMAS BAXLEY WEBB TIFFANIE LEE WEBB WILLIAM EDMUND WEBB III THOMAS KRISTIAN WEBB SANCHEZ HARRY A WEBBER MICHAEL E WEBBER BRIAN R WEBER JAYDN M WEBER MELANIE HENDRICKS WEBER ROBERT A WEBER
ROBERT WEBER TODD J WEBER TY JACOB WEBER TYLER JOSEPH WEBER AARON SHANNON WEBSTER ANDREW LEON WEBSTER BRADLEY WEBSTER BRANDON T WEBSTER BRIAN CHAD WEBSTER CHERYL RENEE WEBSTER DANIEL P WEBSTER DEVIN WEBSTER HEATHER GWEN WEBSTER
HENRY JACOB WEBSTER HUNTER WEBSTER JOSHUA LEE WEBSTER PHILIP WEBSTER REECE MICHAEL WEBSTER RODNEY D WEBSTER RONALD CURTIS WEBSTER TARYN PATRICK WEBSTER TYLER DEAN WEBSTER WILLIAM WEBSTER JESSE W WECKBACH TIMOTHY WECKWERTH DAVID W WEDDLE
DAVID WEDDLE EMILY S WEDDLE RONALD L WEED LORRIE LYNN WEEDON MICHELLE WEEKES CAMERON CHRISTOPHER WEEKS CHARLES ANDREW WEEKS DUSTIN L WEEKS GAGE MICHAEL WEEKS TYLER WEEKS JEVON JAMES WEEMS II RICHARD V WEERTS DANIEL P WEESE II RYAN M WEETS
JOSHUA R WEGMAN DAVID A WEHMEIR JOHN P WEHNER TIMOTHY RAY WEHRLE BRAYLON LEE WEHRMANN DAN P WEHRMANN DRU A WEHRS TYLER T WEHRS JORDAN TAYLOR WEIDENHAMER CHARLES EDWIN WEIDNER CHRISTOPHER D WEIDNER MICHAEL R WEIDNER ROSS MICHAEL WEIDNER
SHANE GERARD WEIDNER TANNER J WEIDNER STEVEN MICHAEL WEIGAND JOSEPH WEIGEL KELLY A WEIMAN JAY B WEIN AUBREY ALEXANDER WEIR STEPHEN C WEIR GARETT WEIS KARL WEISBRODT DAVID WEISBROT TODD WEISHAUPT JEREMY WAYNE WEISINGER HEATHER WEISS
MAKAYLA MARIE WEISS MATTHEW J WEISS ERIC L WEITZ JEFFERY WEITZ DEWITT TALMADGE WELBORN IV BRADY DALE WELCH DUSTIN N WELCH EDDIE LEE WELCH EMILY M WELCH ERNEST JAY WELCH FREEMAN WELCH JACKSON COLLIN WELCH JAMES W WELCH JASON EDWARD WELCH
KARTER JAMES WELCH LOVONDA A WELCH MARION ANDREW WELCH II PAUL WELCH JR ROBERT W WELCH SEAN WELCH STACY K WELCH TOMMY LEGRAND WELCH KEVIN WELDE YONAS WELDEMARIAM JARED HEATH WELDEN JEROME ARLAND WELDEN HENOK WELDU JAMES E WELKER
JOSHUA TIMOTHY WELLBORN AMANDA H WELLER BRIAN MICHAEL WELLER LUCILLE BISHOP WELLER RICKY S WELLER SABRINA M WELLINGTON PATRICK DANIEL WELLMAN AUSTIN BLAINE WELLS AUSTIN LEE WELLS BROCK JOSEPH WELLS CARL E WELLS JR CHARLES JUSTIN WELLS
CHRISTOPHER LEE WELLS JR CODY M WELLS DUSTIN B WELLS ETHAN LESHAWN WELLS HUNTER CROWSON WELLS JACOB WELLS JAMES JULIAN WELLS JAMES WELLS JASON L WELLS JEFF WELLS JIMANTI D WELLS JOEL LANE WELLS JOHN GEORGE WELLS KELLEN D WELLS MICHAEL C WELLS
ODELL LATRELL WELLS PARKER CHARLES WELLS PHILIP MASON WELLS SHARRON K WELLS TIMOTHY WAYNE WELLS TERRANCE JAMES WELLS-HALL TAMARA L WELSH COLIN JAMES WELSHYMER TIMOTHY ALLEN WELTER MICHAEL MATTHEW WELTON CHRISTOPHER P WELTZER
JACOB A WEMHOFF RONALD T WEMHOFF TYLER WILLIAM WENCE TYLER JACOB WENDEL TYTAN WENDEL JEFFERY WENDELN GEORGE G WENDLING SU-MING WENG TAYLOR JAMES WENNEKAMP DESTINEE NICOLE WENNINGHAM WILL W WENNINGHAM JOHN GEORGE WENT
DONALD G WENTELER JANE E WENTLING ERIC ALLEN WENTWORTH BRADLEY E WENZEL MATTHEW S WENZEL JOSHUA LEE WENZELMAN BENJAMIN WENZEL-SIEBERS LARRY L WENZL MARY S WERBLO DAVID G WERKMEISTER EDMUND ROBERT WERLING DUSTIN R WERNER HARRY C WERNER
JACE MICHAEL WERNER JEREMY J WERNER MATTHEW D WERNER JEFFREY WAYNE WERNERT BLAKE M WERNING NICHOLAS WERR BROCKTON WERT JOSH A WERTMAN CHESTER WERTZ DEVIN BLAKE WESCOTT TIMOTHY J WESCOTT MICHAEL DOMINICK WESELOH THOMAS L WESLEY
WILLIAM S WESLEY JR HUNTER WESNESKI JOSEPH D WESNESKI NICKOLAS J WESNESKI KYLE VINCENT WESSEL KYLE A WESSINGER ADMAN WEST III ANTHONY RAYE WEST BRETT WEST CALEB AUSTIN WEST CHRISTIAN MICHAEL WEST CLINTON WEST DALTON O WEST ELVA JASMINE WEST
GAGE A WEST GARRETT PARKER WEST JAMES WEST JR JAMEY D WEST JARED H WEST JILL F WEST JUSTIN ALLEN WEST KEAGAN LANE WEST KEIJUAN EDWIN WEST JR LANA DELAINE WEST LENNOX C WEST MARCO A WEST MARK WEST MICHAEL J WEST NATHAN PATRICK WEST PAYTON WEST
PETER C WEST RHYAN CORD WEST SHANE MYKEL WEST TREY GRAYSON WEST WILLIAM A WEST RUSSELL D WESTALL CECIL WESTBERRY JR DAVID WAYNE WESTBROOK JAXON KYLER WESTBROOK JOHN MATTHEW WESTBROOK SEAN WESTBROOK CYNTHIA WESTENFELDT
EARL FRANK WESTERFIELD JEFFREY WESTERGARD AUSTIN REED WESTFALL ROBERT BRUCE WESTFALL GABRIELLE J WESTLAND KEN M WESTMORELAND ASHLEY A WESTMORLAN BRETT W WESTMORLAN CLAUDETTE J WESTMORLAN JUSTYN LEE WESTMORLAN EDDIE R WESTON III
BAILEY E WESTRICK TYLER A WESTRICK BRADLEY D WETHINGTON JOSEPH LAWRENCE WETHINGTON CORDELL J WEYBRIGHT ELIJAH WEYRAUCH LOGAN WILLIAM-BAKER WEYRICK BRIAN G WHALEN COREY CHRISTOPHER WHALEN MAURICE A WHALEN SR THOMAS P WHALEN BILLY LEE WHALEY
ELLISJAH DEWAUN WHALEY NICHELLE FRANCES WHARTON JAMES E WHATLEY BRANDON E WHEAT JUSTIN BRADLEY WHEAT CHRISTOPHER J WHEATLEY MELISSA CONWAY WHEATLEY ADAM J WHEELER ANTHONY A WHEELER AUSTIN COLE WHEELER BRIAN J WHEELER BRUCE D WHEELER JR
BURLIN JOESPH WHEELER III CORY WHEELER DARRELL E WHEELER DAVID FRANK WHEELER DAWSON WALKER WHEELER FAYEMARIE L WHEELER IVAN KEITH WHEELER JAY E WHEELER JOSEPH WHEELER KIMM ELAINE WHEELER LAURA D WHEELER MATTHEW CHRISTOPHER WHEELER
NATHAN COLE WHEELER NICHOLAS T WHEELER TYANN MARIE WHEELER WILLIAM W WHEELER JOSEPH KYLE WHELAN SAMUEL E WHELAN TONI COLLEEN WHELAN ALEX L WHETSTONE JEFFERY B WHETZEL DAVID WHICHARD DAWN MARIE WHIPPLE WILLIAM RUSSELL WHIPPLE JR
BLAKE ALLEN WHISENANT KAITLIN WHISTON CALVIN CASSAVETTE WHITAKER CAMERON WHITAKER DANTHONY WHITAKER ETHAN CALEB WHITAKER GAVIN KENKAID WHITAKER JACOB SPENCER WHITAKER JEFF B WHITAKER JOHN WHITAKER MASON JAMES WHITAKER MITCHELL WHITAKER
NATHAN R WHITAKER VINCENT WHITAKER BRANDON WILLIAM WHITBREAD ZACKARY BRYAN WHITCOMB ADAM MICHAEL WHITE ALEC DALE WHITE ANDREW W WHITE ANDY GENE WHITE ANSLEUM JEROME WHITE ANTHONY JOE WHITE ASHTON NICOLE WHITE AUSTIN LEE WHITE
BENJAMIN WHITE BRADLEY WHITE BRADY LEE WHITE BRANNON PRENTEZ WHITE BRIDGET JEANNETTE WHITE BRYAN CHRISTOPHER WHITE BRYAN D WHITE BUCK WHITE CAINE WHITE CHANCEY NELSON WHITE CHARLES LAMAR WHITE CHRISTOPHER WILLIAM WHITE CLAYTON WHITE
CLIFFORD WHITE CODY DALE WHITE CODY DAVID WHITE CODY JAMES WHITE COURTNEY LANE WHITE DANIEL E WHITE DANIEL E WHITE DAVID WHITE DAVID WHITE DAYTON LUCAS WHITE DERECK L WHITE DERIK E WHITE DONTE ANTHONY WHITE DURAND L WHITE EMELIA M WHITE
FRANK LEWIS WHITE JR GARVIN W WHITE GARY A WHITE JABARI DELANY WHITE JACQUELINE ANNE WHITE JAMES B WHITE JAMES K WHITE JASON M WHITE JASON THEODORE WHITE II JASON WAYNE WHITE JASON WHITE JAY WHITE JAYDEN WHITE JEFFEREY L WHITE JEFFREY R WHITE
JEREMY WHITE JOHMARI DARNELL WHITE JOHN ANDREW WHITE JOHN C WHITE JOHN IRBY WHITE JOHNATHAN TYLER WHITE JOHNNY LYNN WHITE JONATHAN WHITE JOSEPH AARON WHITE JOSEPH WHITE JOSHUA JAMES WHITE JOSHUA MICHAEL WHITE JOSHUA WHITE JUSTIN A WHITE
JUSTIN TUBIRAS WHITE KAYSON MALIK WHITE KOLTON TYRONE WHITE LANE WHITE LARRY JOHN WHITE MATTHEW LIAM WHITE MIA WHITE MICHAEL ANDREW WHITE MICHAEL WHITE MICHAEL WHITE MONICA J WHITE MORGAN WHITE MORGAN WHITE NATHANIEL DAVID WHITE
NICKLAUS D WHITE NOAH WAID WHITE PHILIP ANDREW WHITE PHILLIP D WHITE ROBERT WHITE JR ROBIN WHITE ROLANDO I WHITE RUTH M WHITE RYAN WHITE SAMUEL DEAN WHITE JR SCOTT WALTON WHITE SEAN C WHITE SHANE LESLIE WHITE SQUIRE JAMES WHITE STACY E WHITE
TERRY WHITE THOMAS E WHITE THOMAS S WHITE TIMMY DURRELL WHITE III TIMOTHY MICHAEL WHITE TRACY ALAN WHITE TYLER E WHITE VERNON L WHITE III WESSLEY GARRETT WHITE WILLIAM ANDREW WHITE WILLIAM JACOB WHITE XAVIAN JOTHOMAS WHITE ZACHARY ALBIN WHITE
COLE MASON WHITEBREAD LEE EDWIN WHITECOTTON KENDRIK WHITED REX WHITED ROBERT J WHITED ROBERT J WHITEGON ADRIAN B WHITEHEAD JOSEPH A WHITEHEAD ROBERT MATTHEW WHITEHEAD WILLIAM DEAN WHITEHURST JANELLE A WHITEMAN JEFFREY T WHITEMAN
KEGAN RUCKER WHITESIDE TAVANTE JUANYA MALIK CAPRICE WHITFIELD BRANDON JEFFERSON WHITFILL KURT ALEXANDER WHITFORD CHRISTOPHER WHITING JAYSON A WHITLATCH JASON JAMES WHITLEY LOUIS MITCHELL WHITLEY JR RICHARD A WHITLEY ROBERT ADRIAN WHITLEY
JAMES PATRICK WHITLINGER KATHY WHITMAN REBECCA L WHITMAN ANDREW WHITMER CHATLAND B WHITMORE ESTON MICHAEL WHITMORE JEREMY R WHITMORE ALYSSA LEA WHITNEY JOSHUA WHITNEY RHETT THOMAS WHITNEY TIMOTHY LUCAS WHITNEY DEREK WHITSON
JEREMY SCOTT WHITSON JUSTIN LEE WHITSON NAJEE WANYE WHITSON CHAT WHITT COLIN CHRISTOPHER WHITT DONALD WHITT II MACKENZIE DALE WHITT TAMARA MARGUERITE WHITT JAMES RANDALL WHITTAKER JEREMY KEITH WHITTED DOROTHY L WHITTEN JOHN DAVID WHITTEN
LIBBY NICOLE WHITTEN TYRONE J WHITTEN JOEL BERNARD WHITTICK BRAEDAN WHITTINGHAM PHILLIP SCOTT WHITTINGHILL JACOB B WHITTINGTON MICHAEL L WHITTLE TIMOTHY L WHITTON GRAYSON WHITWORTH PRESTON EUGENE WHITWORTH NICHOLAS RYAN WIBLE
JACOB MARSHALL WIBLIN DONALD WICK AUSTIN TODD WICKER BRONSON MILES WICKER DEVIN WICKER DOUGLAS JARRED CHASE WICKER JACKSON THOMAS WICKER JAMES WICKER JASON THOMAS WICKER JUSTIN RODDEY WICKER KRISTIE LEIGH WICKER SCOTT WICKER
TANNER DWAYNE WICKER ZACHARY WICKER CODY A WICKERHAM MEGAN WICKES FARON L WICKETT COLBY WIDDISON LORIN A WIDDISON JASON SCOTT WIDEMAN BRUCE A WIDNER LOGAN JACOB WIDNER BRADLEY M WIEBE KAREN WIEBE MICHAEL P WIEBELHAUS TODD WIECHMAN
ANDREW D WIEDEMAN SHAWN R WIEDEMAN MACKENZIE CAMILLE WIEGAND CAL MATTHEW WIEGERT MATTHEW MAXWELL WIELER SHAWN WIERER LISA WIERMAN COLIN KENT WIERSEMA CHAD DAVID WIERZBICKI MATEUSZ WIERZBICKI ALLISON R WIESER MITCHELL J WIESER
RYAN DOUGLAS WIESMAN CURTIS A WIETFELDT BILLY WIGFALL CAROLYN D WIGGEN-MCCOY BRYAN WIGGINS JILL A WIGGINS LONNIE M WIGGINS MARY K WIGGINS RANDALL WIGGINS RESHUN NICOLE WIGGINS CHARLES W WIGHT JOSEPH DYLAN WIGLESWORTH HETTI WIJESURIYA
BRANDON WIKOFF BRADY WIKSTROM JOSHUA DEAN WILBANKS TRENTON WILBANKS RAYSHAWN WILBORN WILLIAM LESLIE WILBORN BRADLEY L WILBUR JEFFREY A WILBUR SCOTT WILBUR JOHN DENMAN WILCOX JR JUSTIN M WILCOX LOGAN WILCOX LUKE A WILCOX M DREW WILCOX
REX D WILCOXSON WILLIAM WILCZEK JR DANIEL JAMES WILD CALEB WILDER FELIX S WILDER MICHAEL K WILDER NICOLSON GARDNER WILDER ERNIE D ANGELO WILDS KYLE DUSTIN WILDS ALAINA MARIE WILEY DONALD E WILEY GREGORY M WILEY JAMES E WILEY JAMES G WILEY
JOSHUA PATRICK WILEY MARLENE L WILEY MARLON TYRELL WILEY NATHANIEL CADE WILEY HUNTER CHRISTOPHER WILGANOWSKI TIM SHAWN WILGANOWSKI AMANDA WILHELM CHRISTOPHER RONALD WILHELM NICOLE WILHELM THOMAS CHARLES WILHELM DOUGLAS WILHITE
SHAWN J WILHOITE CHAD A WILKE TRISHA D WILKENING ADAM LEE WILKERSON ANDREW WILKERSON BRYCE ALLAN WILKERSON GRANT MICHAEL WILKERSON JASON W WILKERSON JEFFREY T WILKERSON JEREMY C WILKERSON KEVIN ROBERT WILKERSON MICHAEL WILKERSON
RONNIE LEON WILKERSON RYAN E WILKERSON TIMOTHY HUNTER WILKERSON ALEC NATHANIEL WILKES CAMBELL DAVIS WILKES CHAD E WILKES CHRISTINA WARD WILKES JESSIE JENNINGS WILKES PARKER EDWIN WILKES ROBERT C WILKES ADAM C WILKINS ANGELA M WILKINS
CHRISTOPHER S WILKINS CODY WILKINS MAYSIE D WILKINS VAYDA M WILKINS ALICE RUTH WILKINSON CAMERON D WILKINSON CHRISTIAN WILKINSON DARRELL WILKINSON DEWAYNE RODRIQUEZ WILKINSON EVAN CHRISTIAN WILKINSON JOHN C WILKINSON JUSTIN D WILKINSON
MICHAEL WILKINSON SAMUEL WILKINSON IV SCOTT R WILKINSON TANNER KIETH WILKINSON ARTHUR WILKS III ST PATRICK WILKS DESMOND WILKUM DONALD WILKUM CHRISTOPHER K WILL TERRANCE WILLABY ALAN WILLARD KENNETH S WILLARD CRAIG M WILLCOX WADE WILLEQUER
LOGAN WILLER CHEYENNE AUTUMN LYNN WILLFOND CHRISTOPHER J WILLHOITE MATHEW LUKE SARALU WILLIAM AARON D WILLIAMS AARON M WILLIAMS ADAM WADE WILLIAMS ADAM WILLIAMS ALBERT WILLIAMS ALFRED ALLEN WILLIAMS ALLEN RAY WILLIAMS ANDREW ELLIS WILLIAMS
ANTAWANE VERSEL WILLIAMS JR ANTHONY C WILLIAMS ANTONIO LEE WILLIAMS ASTLEY LINTON WILLIAMS III BARRY R WILLIAMS BENJAMIN T WILLIAMS BENNY DALE WILLIAMS JR BERNARD J WILLIAMS BILLY R WILLIAMS BILLY JACK CARLTON WILLIAMS BLAKE A WILLIAMS
BRANDON M WILLIAMS BRANDON MICHAEL WILLIAMS BRANDON MICHAEL WILLIAMS BRANDON WILLIAMS BRENT A WILLIAMS BRIAN K WILLIAMS BRITTAN CHARLES WILLIAMS BRITTANY RENEA WILLIAMS BROCK WILLIAMS BRUCE ALLEN WILLIAMS BRYANT SETH WILLIAMS
BUDDY ELVIN WILLIAMS CADE WILLIAMS CAITLIN SHEA WILLIAMS CALVIN WILLIAMS JR CAMERON WILLIAMS CASEY NORMAN WILLIAMS CASEY O WILLIAMS CHAD R WILLIAMS CHADWICK WILLIAMS CHASE M WILLIAMS CHELSEA LEE WILLIAMS CHER WILLIAMS CHRISTOPHER B WILLIAMS
CHRISTOPHER SCOTT WILLIAMS CHRISTOPHER W WILLIAMS CHRISTOPHER WILLIAMS CLARENCE L WILLIAMS CLIFTON B WILLIAMS CODY WILLIAMS COREY ANTWAN WILLIAMS CORRY JERMAINE WILLIAMS JR CORY MICHEAL WILLIAMS CORY NA WILLIAMS CURTIS WILLIAMS
DAKOTA T WILLIAMS DAN P WILLIAMS DANIEL J WILLIAMS JR DANIEL J WILLIAMS DANIEL LEE WILLIAMS DANIEL LYNN WILLIAMS DANIEL WILLIAMS DAQUAN KENYE WILLIAMS DAVID JOSEPH WILLIAMS DEMERIO WILLIAMS DEON T WILLIAMS DOMINIC RAIMONE WILLIAMS DOUGLAS WILLIAMS
DUSTIN JERMAINE WILLIAMS EDWIN RAY WILLIAMS ELIJAH LLARRIN WILLIAMS ERIC D WILLIAMS ERIC WILLIAMS ERNEST SHANE WILLIAMS ETHAN BRENT WILLIAMS EZRA JAMAL WILLIAMS FEARON P WILLIAMS GARRETT BLAKE WILLIAMS GARY MCCOY WILLIAMS GREG WILLIAMS
GREGORY WILLIAMS HADEN WILLIAMS HARVEY W WILLIAMS HAYDEN COLIN WILLIAMS HOSEA WILLIAMS HUNTER BRYCE WILLIAMS HUNTER C WILLIAMS IAN XAVIER WILLIAMS ISAAC E WILLIAMS JACK H WILLIAMS JR JACOB ALLEN WILLIAMS JAKAVEIN ALEXANDER WILLIAMS
JAMES A WILLIAMS JAMES CAMERON WILLIAMS JAMES MARVIN WILLIAMS JAMES RYAN WILLIAMS JASON ANTONIO WILLIAMS JASON CHRISTOPHER WILLIAMS JASON SCOTT WILLIAMS JASON WILLIAMS JASON WILLIAMS JAYME WILLIAMS JEFFERY DEWAYNE WILLIAMS JR
JENNIFER THOMAS WILLIAMS JEREMY MARTIN WILLIAMS JESSE MONROE WILLIAMS JR JESSICA WILLIAMS JIMMY ALLEN WILLIAMS JOE W WILLIAMS JR JOEY B WILLIAMS JOHN CHRIS WILLIAMS JOHN DAVID WILLIAMS JOHN DELBERT WILLIAMS III JOHN L WILLIAMS JON DOUGLAS WILLIAMS
JONATHAN RAYNARD WILLIAMS JORGE T WILLIAMS JUSTIN BLAKE WILLIAMS KARL RASHAD WILLIAMS KEITH P WILLIAMS KEITH WILLIAMS KELLY WILLIAMS KENDLE WILLIAMS KERRY ANDREW WILLIAMS KEVIN G WILLIAMS KEVIN NA WILLIAMS KIRK L WILLIAMS KYLE DAVID WILLIAMS
LACORDIA WILLIAMS LADAVION DA SHAUN WILLIAMS LLOYD DALE WILLIAMS III LOGAN WADE WILLIAMS LORIE M WILLIAMS LOUIS WILLIAMS LUCAS WILLIAMS MACKENZIE S WILLIAMS MALCOLM EUGENE WILLIAMS MARCELLA L WILLIAMS MARK AUSTIN WILLIAMS MARK ERIC WILLIAMS
MARK P WILLIAMS MARKUS A WILLIAMS MARSHALL L WILLIAMS MARY K WILLIAMS MATTHEW A WILLIAMS MATTHEW BLAKE WILLIAMS MATTHEW CORNEL WILLIAMS MATTHEW D WILLIAMS MATTHEW H WILLIAMS MICHAEL BLAINE WILLIAMS MICHAEL D WILLIAMS MICHAEL JEROME WILLIAMS
MILTON L WILLIAMS MONTANA LEE WILLIAMS NICHOLAS C WILLIAMS NICHOLAS DANIEL WILLIAMS NIKY W WILLIAMS PATRICK DEAN WILLIAMS PETER M WILLIAMS PETER WILLIAMS PETER WILLIAMS PHILLIP EDWARD WILLIAMS III PRESTON TAYLOR WILLIAMS RAFEAL D WILLIAMS
RANDY M WILLIAMS REGINALD R WILLIAMS RHONDA SMITH WILLIAMS ROCKY DAVID WILLIAMS RYAN ISAIAH WILLIAMS SAMUEL A WILLIAMS SAMUEL WILLIAMS SEAN D WILLIAMS SHAWN D WILLIAMS SIE ALAN WILLIAMS SKIPPER R WILLIAMS SONIA J WILLIAMS TERRANCE LEE WILLIAMS
TERRANCE WILLIAMS THOMAS ALBERT WILLIAMS THOMAS C WILLIAMS THOMAS WILLIAMS TODD WILLIAMS TOMEKA L WILLIAMS TONY DEWAYNE WILLIAMS TRAVIS J WILLIAMS TREY A WILLIAMS TYLER CHASE WILLIAMS WALKER JAXON WILLIAMS WESTON D WILLIAMS
WHITNEY SHEA WILLIAMS WONDRA WILLIAMS WYATT RAY WILLIAMS ZACHARY R WILLIAMS LUIS WILLIAMS GUEVARA ALAN THOMAS WILLIAMSON BRYAN T WILLIAMSON CHRISTINA L WILLIAMSON CODY L WILLIAMSON SR GARY L WILLIAMSON GREGORY WILLIAMSON JOHN A WILLIAMSON JR
JOSHUA MARK WILLIAMSON KRISTOPHER WILLIAMSON MICHAEL BRENT WILLIAMSON NATHANIEL ALLEN WILLIAMSON PAXTON RILEY WILLIAMSON RON CHRISTOPHER WILLIAMSON JR RONNIE E WILLIAMSON II SHAUGHN D WILLIAMSON TOMMY D WILLIAMSON JAMES D WILLIE
DON TRAVIS WILLING CHRISTOPHER PATE WILLINGHAM CHRISTOPHER SEBASTIAN WILLINGHAM JOHN CALVIN WILLINGHAM ANTHONY P WILLIS CARY WAYNE WILLIS EVAN ALLEN WILLIS KASHIF J WILLIS KEVIN WAYNE WILLIS MICHELLE L WILLIS SHAWN CODY WILLIS TAMMY G WILLIS
TROY DALE WILLIS WILLIAM K WILLIS ZACHARY S WILLIS JOSEPH PHILLIP WILLISON DAVID L WILLOUGHBY LISA WILLOUGHBY THOMAS B WILLOUGHBY CIERRA NICOLE WILLOUGHBY-FUNK COLTON MATTHEW WILLS LARRY WILLS JR MARK WILLS CHRISTOPHER RYAN WILM JORDAN EARL WILMES
SETH R WILMES KELLY J WILMOTH THOMAS CAMERON WILMOTH KAELEN WILNECHENKO DOUGLAS R WILNER AARON WILSON AMANDA DANIELLE WILSON AMY J WILSON ANDRE WILSON ANGELA D WILSON ANGELA J WILSON ASHLEIGH RAYANNA WILSON AUBREY L WILSON
AUBREY W WILSON BENJAMIN M WILSON BLAKE WILSON BRANDON L WILSON BRANDY LYNN WILSON BRENDA MARIE WILSON BRIAN M WILSON BROCK E WILSON BRYCE EUGENE WILSON CADERIK TAD WILSON CALEB NATHANIEL WILSON CARRIE J WILSON CHANDRA WILSON
CHARLES BRADLEY WILSON CHEVIS P WILSON CHRISTOPHER M WILSON COREY S WILSON CURTIS LEE WILSON DAVID L WILSON DEANNE WILSON DENNIS MICHAEL WILSON DEODERICK MARTEZ WILSON DEREK ALEXANDER WILSON DEREK WILSON DONALD LEE WILSON DONNA J WILSON
EDWARD WILSON EMERSON WILSON ERIC D WILSON FRANKLIN BOYD WILSON GABRIELLE ALLAN WILSON GARY WILSON GLEN KEITH WILSON ISAIAH MATTHEW WILSON IVY NORWOOD WILSON JACOB L WILSON JACOB LEE WILSON JADA NAKAYA SIMONE WILSON JAMERRAHQUAN NA WILSON
JARED WILSON JASON T WILSON JENNIFER ANN WILSON JEREMIAH JAMES WILSON JOE T WILSON III JOHN WILSON JON WILSON JORDAN ANDREW WILSON JOSIAS HANK ELMO WILSON JUSTIN TYLER WILSON KAMERON KYLE WILSON KAY M WILSON KENNETH M WILSON KIMBERLY ANN WILSON
LACI PROCTOR WILSON LAWSON DAKOTA WILSON LEON STEVEN WILSON MARY DELANIE WILSON MASON LEWIS WILSON MATTHEW AARON WILSON MATTHEW B WILSON MEL T WILSON MICHAEL JEROME WILSON MICHAEL R WILSON MICHAEL WILSON NICHOLAS DALTON WILSON
PATRICK B WILSON PHILLIP D WILSON RANDALL ARTHUR WILSON JR RANDALL GRAHAM WILSON REBECCA LEE WILSON ROBERT L WILSON ROY CHRISTOPHER WILSON RUSSEL WILSON RYAN JASPER WILSON SCOTT WILSON SEAN ALLAN WILSON SEAN PATRICK WILSON
SHAMETA ANTRACHA WILSON STEPHEN O WILSON TAD G WILSON TASHA WILSON TIGARI BENARD WILSON TIMOTHY ADAM WILSON TIMOTHY S WILSON TIREK WILSON TODD A WILSON TREVOR W WILSON TREVOR WILSON TYLER ROBERT WILSON TYRELL WILSON VALERIE E WILSON
WILLIAM E WILSON WILLIAM JARED WILSON WILLIAM SCOTT WILSON ZACHARY TAYLOR WILSON ZACKARY TYLAN WILSON DOMINYC STEVEN WILSON-EMERSON STEVE WILTON LORI WIMER JONATHAN PAYTON WINBERRY DUSTIN ZANE WINBURN DAVID EDWARD WINBUSH
DAVID SCOTT WINCHESTER GARRETT AUSTIN WINCHESTER REID COLEMAN WINCHESTER STEVEN E WINCHESTER TRAVIS L WINCHESTER TREVER WINCHESTER EDWIN WINDELL KYLE WADE WINDERS ERIC E WINDHAM ETHAN MICHAEL WINDHAM MCKINNON GAGE WINDHAM
MICHAEL C WINDHAM STEVEN D WINDHAM JOHN PAUL WINDLE BRETT WINELAND MILTON A WINFIELD RODNEY WINFREY RICHARD GALE WING BART R WINGATE CHASITIE WINGFIELD KYLE J WINGFIELD RYAN CHARLES WINGLER JEFFREY B WINKELER TIMOTHY JOHN WINKELER
CHARLES EDWARD RAYMOND WINKLE JASON WINKLE JULIE ANN WINKLEBLACK JEFFERY KEVIN WINKLER KARL T WINKLER WILLIAM ANDREW WINNING EDWIN HEATH WINSETT PHILLIP DUSTIN WINSETT RICHARD MARTIN WINSLOW TAMMY WINSLOW WALLACE WINSLOW
MARK ANTHONY WINSOCK CARLEE R WINSTEAD DAVID WINSTEAD JARED H WINSTEAD NICHOLAS WINSTON JACOB WINTER JEFFREY A WINTER KEITH R WINTER DAVID LEROY WINTERS THOMAS K WINTERS DAVID M WIRGES ADAM J WIRICK DILLON WIRICK MATTHEW WIRTH
BRANDON MICHAEL WISDOM DAVID DECOTA WISDOM BRANDON SCOTT WISE CASSIDY C WISE CHARLES D WISE DAVID F WISE JR GREGORY ERIC WISE JACOB LANSING WISE JAMES A WISE IV LOGAN C WISE MASON ELIJAH WISE RICARDIUS WISE ROBERT L WISE JAMES J WISER
JEFFREY B WISER CYNTHIA N WISNER KEVIN FRANKLIN WISNEWSKI ELIZABETH C WISNIEWSKI ETHAN ALEXANDER WISNOSKI CODY JAMES WISSMAN BRANDON S WITCHER JON D WITHEROW ANDREW JAMES WITHERS HENERY WYCHE WITHERSPOON LINWOOD R WITHERSPOON
SAMUEL NATHAN WITKOWSKI NATHANIEL WITT PRESTON L WITT LUCAS AARON WITTE JESSICA LYNN WITTEBORG CHARLES MATTHEW WITTHUHN ASHLEY NICOLE WITTIBSLAGER JACK JOSEPH WITTMAN JESSE JAMES WITTMAN SPENCER ROBERT WITUSCHEK BARRY D WIX MATTHEW LEE WIX
NATHANIEL COLE WIX STACY LYNN WIX NEIL CHAPMAN WIXOM ANDREW C WODTKA CLETUS J WOEPPEL CLINTON J WOEPPEL MARILYN E WOESSNER APRIL WALLS WOFFORD JASON M WOFFORD JESSICA M WOFFORD DAVID V WOHL DANIEL J WOJCIECHOWSKI BRIAN WOJTANOWSKI
KAREN A WOLDAHL VIOLETTA IZABELA WOLEJSZO ARTUR P WOLF BENJAMIN T WOLF BRIAN ANDREW WOLF ERIN WOLF JAMIE LYNN WOLF JARROD PAXTON WOLF MATTHEW WOLF SHAUN E WOLF TANNER MICHAEL WOLF ANDREW M WOLFE BRENDON ALLEN WOLFE CARL D WOLFE
ERIC T WOLFE ISAIAH TERRELL WOLFE KEIFER WOLFE KELLY WOLFE PHILIP B WOLFE QUINLAN WOLFE RAYMOND BRADLEY WOLFE TRISHA L WOLFE URIAH T WOLFE ANTHONY D WOLFF CALEB ANDREAS WOLFF COLBY J WOLFF MICHAEL J WOLIUNG BRANDON COLE WOMACK
DALLAS DOYLE WOMACK HUNTER LANE WOMACK JOSEPH T WOMACK KENNETH D WOMACK SHELLY LANETTA WOMACK JAMES WOMBLE PATRICIA G WOMMACK ADDISON CROUCH WONG DEVA WONG AARON CARTER WOOD ALI C WOOD ANDREW M WOOD ANTHONY JOHN WOOD
BLANE K WOOD BRAYDEN L WOOD CARLOS GEORGE WOOD CHAD CHRISTOPHER WOOD CHANCE WOOD CHELSEA MORGAN WOOD CHRISTOPHER B WOOD CHRISTOPHER B WOOD CHRISTOPHER MICHAEL WOOD CLAYTON W WOOD DANIEL JOSEPH WOOD DONALD J WOOD ERICA RENEE WOOD
GRADY WOOD HOLLY BENE MILLER WOOD HUNTER W WOOD JACOB WOOD JARED J WOOD JOHNATHAN CONNER WOOD JOSHAUA WOOD JOSHUA KEVIN WOOD KEVIN PATRICK WOOD LANCE B WOOD LANDEN L WOOD LAUREN M ZNIDARSIC WOOD MATTHEW JAMES WOOD MICHAEL J WOOD
NATHAN PAUL WOOD PHILIP JAMES WOOD REBECCA JEAN WOOD ROBERT W WOOD SHANE K WOOD SPENCER DANIEL WOOD THEO BURKE WOOD TIFFANY MILLER WOOD TODD LEON WOOD VANESSA C WOOD VERNON WOOD WILLIAM ROBERT WOOD ADAM LEE WOODALL BRADEY RL WOODALL
BRETT WOODALL DAVID W WOODALL ERIC ALAN WOODALL JOSEPH D WOODALL PRESTON ALAN WOODALL CARSON JAMES WOODARD CHRISTOPHER J WOODARD DAVID BRENT WOODARD DAVID VONCHE WOODARD JARED O WOODARD JEREMY ANDREW WOODARD JOSHUA WOODARD
JULIE M WOODARD KURT A WOODARD LESLIE N WOODARD JR CHARLES WOODCOCK JOHN P WOODCOX DEKLAN HARLEY WOODELL JOHN ROBERT WOODEN JOHN STUART WOODFIN GILLUM RONALD WOODHAM ERIC W WOODLEE CASEY TODD WOODMANCY JENNIFER L WOODMANSEE
CHARLES WOODRING SCOTT G WOODRING MARVIN L WOODROME AARON L WOODRUFF JOHN ISHMAEL WOODRUFF JOSHUA MARK WOODRUFF MEGAN WOODRUFF ANTHONY BLAKE WOODS BRADLEY A WOODS CARTER JAYKIN WOODS DAVID MATTHEW WOODS ETHAN SCOTT WOODS
JAMIE C WOODS JASON A WOODS JEREMIA ANDRE WOODS JEREMY CHASE WOODS JIMMY RAY WOODS JR JOSEPH CORNELIUS WOODS KEVIN WOODS LANE DALLAS WOODS MAURICE FRANCOIS WOODS MICHAEL L WOODS QUINCY LEWIS WOODS RICHARD M WOODS RICHARD WOODS
RYAN LESTER WOODS DANIEL RAY WOODSON DONEL R WOODWARD DUSTIN W WOODWARD DYLAN CHRISTOPHER WOODWARD JARED J WOODWARD KYLE A WOODWARD LEXI WOODWARD NATHANIEL ALLEN WOODWARD SAMUEL WOODWARD SHANE D WOODWARD WILLIAM W WOODWARD II
ANNALIESE N WOODWORTH CHASE ALEXANDER WOODY LANDON BLAKE WOODY AARON WOODYER AUSTIN CORDELL WOOLARD ANDREW WOOLDRIDGE MORGAN ROBERT WOOLFOLK KIMBERLEY ROSE WOOLHISER MICHAEL WOOLHISER MATTHEW ROBERT WOOLLEY SHANNON WOOLSEY
WILLIAM WOOSLEY BRENT ALLEN WOOSTER AIDEN JUSTICE WOOTEN BRADEN WOOTEN KEENAN A WOOTEN SAMUEL H WOOTEN TYRIS JAHLEEL WOOTEN TERRILYNNE WORK BRIGHAM ZEKE WORKMAN HARRY T WORKMAN MATTHEW DAVID WORKMAN NICHOLAS AARON WORKMAN
ZAKERY TODD WORKMAN BRANDEN MICHAEL WORLEY JONATHAN WORLEY JOSEPH WORLEY JUSTIN LAMONT WORLEY JAMIE S WORMAN LANCE WORMSBECKER DYLAN A WORRELL EDGAR WORRELL JR TIMOTHY P WORRELL CAMERON WORSHAM DONALD HUNTER WORTH
JOSHUA DAVID WORTHING MARVIN A WORTKOETTER JOSEPH A WORTMAN ROBERT EDSEL WORWOOD ROBERT L WOSSNER FRANK F WOSZCZYNSKI MARVIN D WOUDWYK JR ASHTON J WRAGGE JARED W WRAGGE JASON T WRAGGE JOSHUA R WRAGGE KATHLEEN A WRAGGE KEITH WRAY SR
KIMBERLY WRAY LINDSEY MARIE WRAY ROBYN R WRAY TYLER SHANE WRAY ELIZABETH DAWN WREN GARY L WREN JR JOSHUA CODY WREN VICTORIA LOUISE WREN WILSON COLE WRENFROW JUSTIN LEVI WRENN ADAM COREY WRIGHT AMY BETH WRIGHT ANGELA YVETTE WRIGHT
BAILEY MORGAN WRIGHT BEN WRIGHT BENJAMIN H WRIGHT BRAD ZANE WRIGHT BRANTLEY WRIGHT CHARLIE K WRIGHT DAKOTA L WRIGHT DANIEL ROBERT WRIGHT DANNY K WRIGHT II DARIOUS WRIGHT DAVID E WRIGHT DEVOND WRIGHT DUSTIN JAMES WRIGHT DUSTIN RICHARD WRIGHT
EIAN ANTWUAN DEANGELO WRIGHT ERNEST M WRIGHT ETHAN DION WRIGHT GRANT D WRIGHT HERBERT LEE WRIGHT JACOB ALLEN WRIGHT JASON WRIGHT JERRY DAVID WRIGHT JERRY DEAN WRIGHT JORDAN KANNARD WRIGHT JOSIAH J WRIGHT JULIA WRIGHT JULIE A WRIGHT
JUSTIN BERNARD WRIGHT KUTTER J WRIGHT KYLE LEE WRIGHT LARRY DYLAN WRIGHT LASHON ANTHONY WRIGHT MARCY A WRIGHT MATTHEW A WRIGHT MATTHEW DAVID WRIGHT MATTHEW PAYNE WRIGHT MICHAEL J WRIGHT MYLAICIA AUJALECK TIMERE WRIGHT RAYMOND W WRIGHT JR
RICKY D WRIGHT ROBERT MICHAEL WRIGHT SCOTT WRIGHT SEAN WRIGHT SHAQUILLE NA WRIGHT STEVEN KYLE WRIGHT WESTLEY HILTON WRIGHT WILLIAM C WRIGHT WILLIAM GUY WRIGHT JR JAKE W WRIGHTSMAN JARROD J WRIGHTSMAN BRIAN K WRINKLES JUDY WRISTEN
SCOTTY M WROTEN HUIQIONG NA WU YUXUAN WU JOHN L WULF JARED ALEXANDER WUNTSCH BRANDON LEE WURDEMAN JAKE JUSTIN WUTHRICH ASHTON ALLEN WYATT JACOB CONNER WYATT JONATHAN B WYATT MELISSA E WYATT SETH WYATT VANESSA M WYATT
CHERYL CHAVIOLETETTE WYCHE JASON E WYCKOFF GARDON WYCOFF JEFFREY E WYETH MICHELLE L WYKOFF RODNEY N WYKOFF CADEN CHASE WYLIE DANIEL PETER WYLIE DOUGLAS D WYLIE JUSTIN S WYLIE NICKELAS LYNN WYLIE ANDREW JAMES WYLLIE JOSEPH D WYMAN
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LORAN G YACKANICZ MARK JOSEPH YACKANICZ JAMES A YACOWATZ MATTHEW R YACUBECK NITIN YADAV BRYAN A YAHR SHANTHA K YALAMANCHILI KUOK FUNG YAM VALEN Y K YAMAGUCHI JR TIMOTHY J YAMAMOTO XU QI YAN JASON E YANCEY ESTHER YANCOVICH JESSE YANCY
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CAMERON BARTLETT YARBOROUGH ERIC D YARBOROUGH FRANKLIN G YARBOROUGH GARY YARBOROUGH KEVIN YARBOROUGH SARAH YARBOROUGH SCOTTY J YARBOROUGH SHAWN L YARBOROUGH TRAVIS LANAIR YARBOROUGH GUY DAVID YARBRO HARRISON QUINLAN YARDLEY
MYLES YASINSKI DAVID M YASKANICH KYLE YASUDA CHARLES E YATES DAKOTA YATES EDWARD RAYMOND YATES JR JAMES B YATES JOSHUA MICHAEL YATES MICHAEL SHANE YATES PARKER OWEN YATES DOUG YAZZIE BIANCA R YBARRA CHOYCE OTHANIEL YBARRA TED YBARRA JR SHAN YE
ADAM ROSS YEAGER JASON D YEAKEL DAVID BENJAMIN YEATER RASTEN DEE YEATES HOLLY MICHELLE YEATMAN CALEB THOMAS YEAZLE AMOS YEBOAH MARVIN NYARKO YEBOAH ALBERT B YEE AUSTIN YELVINGTON PAUL YELVINGTON ABENET YEMENU JENNIFER E YEMM TODD YEOMAN
MATTHEW YEOMANS ERNEST YIADOM KEVIN YOCHIM SEAN RICHARD YOCOM BRAD J YOCUM ADAM L YODER CALVIN L YODER CLIFFORD M YODER CORBIN J YODER CRAIG YODER DANNIE L YODER DAVID L YODER DAVON E YODER ERNEST W YODER HANNAH YODER JARED P YODER
JASON LANE YODER JOSHUA A YODER KENNETH I YODER KEVIN H YODER LANDON J YODER LESTER YODER JR LLOYD J YODER LOGAN YODER NATHANIEL A YODER QUENTON DEAN YODER STEVEN R YODER STEVEN W YODER SYDNEY ALEXIS YODER WILMER C YODER ARMIN O YONKER
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ALEXANDER GRANT YOUNG ANDREW YOUNG AQUELIUS YOUNG BRENT KYLE YOUNG CADARIUS DASHAWN YOUNG CARTER DAVID YOUNG CATHERINE YOUNG CHRISTOPHER D YOUNG CHRISTOPHER ISSAC YOUNG CORY YOUNG DANIKA YOUNG DAVID BRADLEY YOUNG DAWSON YOUNG
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ADRIAN ZARAGOSA MARTINEZ JOSE LUIS ZARAGOZA BRYAN ZARATE ESTEVAN FRANK ZARATE EDWIN H ZARKA KYLER B ZAUGG JORDAN DERIK ZAUTKE KYLE J ZAUTKE ANTHONY ZAVALA GARY L ZAVALA JAVIER DE JESUS ZAVALA JOSE M ZAVALA JUAN JOSE ZAVALA KLEIBER ZAVALA
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MICHAEL DEWAYNE ZELLER NANCY CAROL ZELLER DANE WILLIAM ZELLERS RANDALL JOSEPH ZELLNER CAMERON ALEXANDER ZELLO NATHANIEL ALLAN ZELLO GEBREBRHAN ZEMICHAEL ANGEL A ZENDEJA DALIA VERONICA ZENDEJA LEAL DAVID ZENDEJAS OMAR I ZENDEJAS NICOLE ZENGER
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JADEN ALEXANDER ZIEMBA JESSICA L ZIEMER ROGER I ZIGLER ERIN DANIELLE ZIKO JERRY ZILER ALEXSEI ZILEWICZ JOSHUA ZILLS TAYLOR ZILZ GAVIN ROBERT ZIMBELMAN MELINDA GAIL ZIMMERLEE BRUCE A ZIMMERMAN DAVID ROGER ZIMMERMAN DIONE MICHELLE ZIMMERMAN
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ROBERT D ZOZ MATTHEW T ZUBATY BLAKE JARED ZUBER MARIOLA ZUBROWSKI CALEB DAVID ZUERCHER IKROMZHON LACHINOVICH ZUFAROV TRAVIS CAZZ ZUFELT JORDAN LEE ZUIDEMA COLTIN TYLER ZUK JOSEPH ZUK LUIS ZULETA DALLEN STEPHEN ZUNDEL JASON ZUNDEL ANGEL A ZUNIGA
ARTURO NA ZUNIGA ROBERT T ZUNIGA JOSE ZUNIGA SOLIS TROY R ZURCHER GLENN EDWARD ZWEIFEL MATTHEW ZWEIFEL PETER ZWETSLOOT RYAN L ZWINGMAN ANDRZEJ ZWOLAK ROBERTA LEE ZYLA MOHAMED AARIEF ADELAIDA AARON PARKER NEAL AARON YADIRA ITZEL ABADIA GONZALEZ
ANCEL P ABADIE MARK ABADIE MOHAMED HARISH ABBAS MUHAMMAD ABDULKADI ABBAS WILLIAM H ABBEY BRIAN E ABBOTT CASEY A ABBOTT DAVID N ABBOTT DONNIE L ABBOTT JR ERICA FAITH ABBOTT LACY ABBOTT TRAVIS JAY ABBOTT ARSENIO ABDON JR REYMUNDO ABDON
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MAHMOUD AMJAD ABUSHANAB DAVID ACEVEDO FABIAN ACEVEDO JUSTIN ACEVEDO MANUEL ANTONIO ACEVEDO HAM COLLIN JOHN C ACFALLE GERALD ACHAZO JASON ACKER JOSEPH T ACKER JOHN E ACKERMAN II RICHARD K ACKERMAN SAMUEL ALLEN ACKERMAN
CHARLES WAYNE ACKLEY JR DUSTIN WADE ACKLEY JOSHUA DYLLAN ACKLEY KEVIN DUDLEY ACKLEY NATHAN C ACKLEY RAMONA GAIL ACKLEY GLEN D ACKLIE LEE G ACKLIE DONALD LEWIS ACKLIN JR FREDERICK LAMONT ACOFF ALEJANDRO ACOSTA BRYAN ALFREDO ACOSTA
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CHASE EAN ADAMS CLAIRE MENG ADAMS DANIEL B ADAMS DYLAN REED ADAMS EZRA G ADAMS HAROLD RAY ADAMS JAMES MICHEAL ADAMS JARED ANDREW ADAMS JERRY M ADAMS KAYLA JANE ADAMS KELLY H ADAMS KOLE ADAMS KRISTINE A ADAMS LINDSEY TERRELL ADAMS
LUKE CANNON ADAMS MATTHEW DORIAN ADAMS MICHAEL C ADAMS MICHAEL F ADAMS MICHAEL LANCE ADAMS PAUL LAMAR ADAMS RACHEL RENNE ADAMS ROB ADAMS ROBERT ADAMS ROGER DALE ADAMS RYAN JAMES ADAMS SHARLA ELIZABETH ADAMS STEVEN BROCK ADAMS
TANYA Y ADAMS TARYN MARIE ADAMS TAYLOR ADAMS TOM P ADAMS WAYNE A ADAMS JONATHAN TRAE ADAMSON MATTHEW CURTISS ADCOCK NATHAN D ADCOCK RYAN ADCOCK BLAKELEY JENNIFER ADDIS SCOTT ALLEN ADDIS TREVOR ADDIS DERICK A ADDISON SUZANNE P ADDISON
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SARPONG EMMANUEL ADJETEY ADAM BERNARD ADKINS BRAYSON ADKINS CAREY DALE ADKINS CHARLEY ADKINS ETHAN CADE ADKINS HEATHER M ADKINS ISAIAH BENJAMIN ADKINS JAMES KEVIN ADKINS ROBERT G ADKINS RODNEY R ADKINS AARON J ADKINSON TRISH LEANDA ADKISSON
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OSCAR ENRIQUE AGUIRRE PEDRO AGUIRRE STEVEN R AGUIRRE WILLIE AGUIRRE JR RAFAEL AGUNDIS SANCHEZ MARCIAL AGUSTIN JIMENEZ ATHIKOOR RAHMAN H AHAJA MYDEEN YOONUS AHAMED PAUL JOSEPH AHERN GARRETT RILEY AHLFIELD JARED GARY AHLSTROM
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ANDREW W ALBRIGHT DALTON B ALBRIGHT LAUREN MICHELLE ALBRIGHT MICHAEL L ALBRIGHT TRAVIS A ALBRIGHT RYAN PATRICK ALBRINCK LANDON TYLER ALBRITTON MONICA ALBRITTON BENJAMIN JOHN ALBU JUAN CARLOS ALCALA CARLOS ALCANTAR EDGAR ALCANTAR JOSE ALCANTAR
KEVIN ALCARAZ COURTNEY ALCORN EMMA RAE ALCORN NICHOLAS T ALCORN RUSSELL L ALCORN TRAVIS T ALDAG THOMAS ALDANA JESUS PHILIP ALDAPE GREGORY GENE ALDER STEVEN M ALDER MARK K ALDERSON ALEXANDER KENNETH ALDRICH FRANK JEROME ALDRICH
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JOSE A ALICEA ERKAN ALKIS SERKAN ALKIS JAYDEN ALL THARUN KUMAR ALLA SR BRUCE ALLABY COREY J ALLAIN DOMINIC JOSEPH ALLAM TRISTAN CHAIS BRADLEY ALLAN ROBERT ERIK ALLBRIGHT JARED D ALLBRITTON KRISTA RENEA ALLCORN JOSHUA C ALLEE AARON JAMES ALLEN
BEN C ALLEN BRADLEY ALLEN BRADY JOE ALLEN BRANDON SCOTT ALLEN BRET ALLEN CATHLEEN E ALLEN CRYSTAL JOY ALLEN CURTIS ALLEN DANIEL KENT ALLEN DARIAN EDWARD ALLEN DAVID E ALLEN JR DENNY D ALLEN ERIC CHRISTOPHER ALLEN ERIC EARL ALLEN
GLENDON CHARLES ALLEN GRAY S ALLEN ISAIAH BROOKS ALLEN JAMES C ALLEN JASEN RICHARD ALLEN JERRY M ALLEN JOHN L ALLEN JON E ALLEN JORDAN CLAUDIA ALLEN JOSEPH LUBUMBA ALLEN JOSHUA D ALLEN KEDARIUS LAMON ALLEN KEVIN J ALLEN KEVIN N ALLEN
LANDON SCOTT ALLEN LOGAN WAYNE ALLEN LUCAS ALLEN MARCUS DEWAYNE ALLEN MARTIN D ALLEN MASON TROY ALLEN MATTHEW V ALLEN MATTHEW W ALLEN NATHAN P ALLEN NATHAN R ALLEN NATHAN SAMUEL ALLEN RICHARD F ALLEN RICKY C ALLEN ROBERT LEE ALLEN
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SPARKS ANDREA N ALLER DOUGLAS EUGENE ALLEY JOSHUA EUGENE ALLEY KEVIN H ALLGIRE ALDINTON A ALLIE MARK K ALLIGOOD BROOK ALLING BRYCE ALLISON DAVID M ALLISON GORDON ALLISON LISA KAREN ALLISON TAYLOR PADEN ALLISON TIMOTHY E ALLISON
AARON G ALLMANDINGER SCOTT W ALLMENDINGER COLE BRENDON ALLOWAY DANIEL ERIC ALLRED RYAN KEITH ALLRED JACOB S ALLSOP OMAR ALMANZA LUIS ROBERTO ALMANZA GUERRERO CHARLES RAMSES ALMARAZ MUSTAFA KHALED ALMASRI COURTNEY LEWIS ALMERS
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NICHOLAS PAUL AMANDUS JENNIFER KRISTEN AMANN JONATHAN J AMANN NICHOLAS AMANTI CHRISTOPHER AMARAL CHRISTOPHER AMARAL KATHERINE AMAR-FOX JOSEPH S AMAROSSO PANKAJ AMATE VIJAY AMATE SRINIVASULU REDDY AMBATI EDISON AMBRAD KATIE AMBRIZ
GREGORY AMBROSE JACKSON SETH AMBROSE JAMES R AMBROSE JESSE SCOTT AMBROSE JASON VYTATUS AMBROZAITIS ANSLEY AMBURGEY HAILEY AMELING MARTIN AMENT JOHN EDWARD AMERSON LARRY AMERSON LORENZO JAMAR AMERSON ZACHERY ROBERT AMERSON
ZACK MICHAEL AMERSON ALEX DANIEL AMES DEREK JOSEPH AMES ERIC ALLEN AMES MCCABE B AMES MORGAN ELIZABETH AMES TEEA AMES GENARO AMESCUA JARRAD T AMICK PHILLIP ANTHONY AMICO JAFARI AMINI ROBERT K AMMONS TROY LEE AMMONS ERNEST AMOAKO
VINCENT FLORES AMORANTO DEANGELO ODELL AMOS JONATHON COREY AMOS DANIEL O AMPADU JACOB AMSTUTZ RUPING AN SUNITHA ANAND ANASTASIA ANANIA LUIS M ANAYA OGE ANAZIA SURYA A ANBALAGAN P KEAVON ANBARDAN BRIAN CHRISTOPHER ANDERS
JOSHUA FRANKLIN ANDERS JOSHUA ANDERS TONY R ANDERS APRIL ANDERSEN ARNOLD GEORGE ANDERSEN AUDREY A ANDERSEN BAILEE DAWN ANDERSEN BLAIR ANDERSEN CARSEN CHAD ANDERSEN CHRIS L ANDERSEN COLTON KENNETH ANDERSEN COREY M ANDERSEN
DEVIN ANDERSEN DOYLE CHAD ANDERSEN KAMRI LYNN ANDERSEN KRISTOPHER M ANDERSEN KYLE DEE ANDERSEN LOGAN C ANDERSEN MARTI D ANDERSEN RANDY G ANDERSEN RODNEY L ANDERSEN TRAVIS DUANE ANDERSEN TYLEE JORDON ANDERSEN ALBERT A ANDERSON
AMANDA JANE ANDERSON ANDREW JAMES ANDERSON ANITA ANDERSON AUDRA R ANDERSON BENETT LEE ANDERSON BLAKE ANDERSON BRADFORD JOSEPH ANDERSON BRADLEY A ANDERSON BRADY V ANDERSON BRANDON SCOTT ANDERSON BRAXTEN GREGORY ANDERSON
BRENT L ANDERSON BRETT DARWIN ANDERSON BRODIE ANDERSON CANDACE ANDERSON CARLA R ANDERSON CARROLL ARTHUR ANDERSON CHRIS D ANDERSON CHRISTINE ANN ANDERSON CHRISTOPHER CALEB ANDERSON CHRISTOPHER L ANDERSON CHRISTOPHER L ANDERSON
CODIE ANDERSON CRAIG N ANDERSON DALE A ANDERSON DANIEL N ANDERSON DEVEN BRICE ANDERSON DUSTIN JAMES ANDERSON DUSTIN R ANDERSON DYLAN C ANDERSON EDDIE MARTEL ANDERSON EDWARD D ANDERSON JR ELI JONAS ANDERSON ELISABETH ANDERSON
IVAN L ANDERSON JAMES N ANDERSON JASON K ANDERSON JAYDEN MARKIS ANDERSON JEREMY ANDERSON JERIMY R ANDERSON JOEL DERRICK ANDERSON JR JOHN E ANDERSON JOHN HEWET ANDERSON JOHN M ANDERSON JOHN MEADORS ANDERSON JR JOHN W ANDERSON
JOHN WARREN ANDERSON JOHNATHAN A ANDERSON JONATHAN ANDERSON JORDON ANDERSON JOSEPH RYAN ANDERSON JOSHUA ANDERSON JUSTIN ANDERSON KATLIN ANDERSON KENDAL J ANDERSON KENNETH D ANDERSON KODY AUSTIN ANDERSON LAUREN NICOLE ANDERSON
LAWRENCE EDWARD ANDERSON LEANN MARIE ANDERSON LEVI ANDERSON LILLIAN ANDERSON LOGAN WAYNE ANDERSON LOREN RICHARD ANDERSON LYNDSEY A ANDERSON MELVIN ANDERSON MITCHELL KURTIS ANDERSON NATHAN E ANDERSON NATHAN V ANDERSON NICOLE ANDERSON
NOAH ANDERSON PATRICK J ANDERSON PAUL CHARLES ANDERSON PAUL ANDERSON RAYMOND ANDERSON REBEKAH JANE ANDERSON RICHARD E ANDERSON RICHARD EDWARD ANDERSON JR ROBERT F ANDERSON RUSSELL BARRETT ANDERSON JR RYAN COLE ANDERSON RYAN O ANDERSON
RYAN W ANDERSON SETH LEE STONE ANDERSON SETH TYLER ANDERSON SHAWN M ANDERSON SIMS WHITE ANDERSON SYDNEY ANDERSON TERRY D ANDERSON THOMAS COLEMAN ANDERSON THOMAS E ANDERSON JR TIFANEE M ANDERSON TIMOTHY JAMES ANDERSON
TRISTAN COLT ANDERSON WILLIAM B ANDERSON ZAIN ANDERSON ADAM DANIEL ANDERTON MICHAEL LLOYD ANDERTON PAIGE ELIZABETH ANDING ROLANDO ANDRADA CHRISTIAN EDUARDO ANDRADE EDUARDO ANDRADE GEORGE LUIS ANDRADE GILSON RODRIGUES ANDRADE SR
JOSE ANDRADE MARIO ANDRADE ROSMERY DELCARMEN ANDRADE GREGORIO ANDRADE MUNOZ MIGUEL ANGEL ANDRADE REVELES ALEXIS ANTONIO ANDRADE ROCHA SAUL ANDRADE VASQUEZ ERIKA ANDRASEVITZ JOSEPH ANDRE DAWN MARIE ANDREADIS ANTHONY ANDREATTA
VIRVES ANDRES LORENZO CHASE WARNER ANDREWS CLAY B ANDREWS HARRY ANDREWS JONATHAN T ANDREWS JUSTIN LEE ANDREWS LAYTON ANDREWS LOGAN ALEC ANDREWS MACK J ANDREWS PAMELA L ANDREWS TAYLOR ANDREWS TIMOTHY CHARLIE ANDREWS
TREVEN MICHAEL ANDREWS TREVOR ROBERT ANDREWS WESLEY JOSEPH ANDREWS ANTHONY ANDRUS DENVER CRAIG ANDRUS JEFFREY REAGAN ANDRUS ZAKARY LEWIS ANDRUS GILBERTO A ANDUAGA BARCELO ERNESTO ANDUJO HIRSHIKESH ANERAO MICHAEL J ANESTON
CAMERON JAMES ANFINSEN SHANE ANG LEONEL ANGEL WALTER E ANGEL WESLEY J ANGEL ERICK J ANGELL KAILA CAIRNS ANGELLO JEREMIAH ANGERSTEIN ANDREW ANGLE TIMOTHY LANE ANGLEMYER JAMES ANGLIN JOSHUA ANGLIN PATRICIA ANGOTTI RISHAV ANGRAL
HOMERO ALCAZAR ANGUIANO MARK ANTHONY ANGUS RYAN MARK ANGUS ROBERT CHARLES ANICICH EFIM ANISIMOV ADIBA ANJUM MASON KEITH ANKER NEVIN A ANKNEY GIDEON ANKRAH PRABALYAN ANNADURAI ATHISH ANNATHURAI KEVIN STANTON ANNICHIARICO KORY ANNIS
AKWASI P ANSAH ANTWI PAUL LOUIS ANSALONE SARA ANSAR NICOLE ANSAY EUGENE CRISPIN ANSELM JAMES BRODY ANSLEY PHILIP JAMES ANSLOW KYLE JAMES ANSON JOSHUA K ANSTINE MEGAN A ANTALAN ROGERIO ANTAO CARDOSO JENNIFER ANTCZAK CASEY NICOLE ANTHONY
NIVEDHAN ANTHONY FRANCIS ARISTO REX ANTHONY MUTHU MICHAEL JOHNSON ANTHONYRAJ KEONI BOYD ANTOLIN NICHOLAS R ANTONAKOS CYNTHIA N ANTONIO ESTEBAN NICOLES ANTONIO KAYLA ANTONIONI ANNETTE R ANTON-MALLY CARSON WYNNE ANTRUP ERIK ANTUNEZ
ANGEL ANTUNEZ ALVAREZ CLIFFORD ANTWI TYSON R AOKI DANIEL APARICIO NOEL APARICIO ROBERTO C APARICIO JUAN FERNANDO APARICIO BEDOLLA JOSHUA J APFEL MONROE WINTON APGAR MARCO APODACA GONZALEZ YAKUBU APODEI SHAWN MICHAEL APONTE EDMOND APPENTENG
PETER ATTA APPIAH BENJAMIN FORREST APPLE MASON THOMAS APPLE TODD L APPLE NICK ALEXANDER APPLEBY BROCK CHADWICK APPLETON FERDINAND AQUINO JAPHET AQUINO JOHN AQUINO JONATHAN B AQUINO MOISES AQUINO RAYFE J AQUINO ALEXA KATHLEEN AQUINO-
JOHNSON JACOB ARAGON GABRIEL L ARANDA GISELA GUADALUPE ARANDA-PALMA YULIANA DEL CARMEN ARAUJO VILLANUEVA ALEX ARAUZ GUILLERMO ARAUZ AKASH ARAVINTHAN BLAINE ARBELAEZ DEREK L ARBOGAST TRACY A ARBOGAST TREVOR K ARBON TODD ARBOUR
RONALD ARCAND JOHN E ARCEMENT STEVEN MICHAEL ARCHAMBAULT JOSHUA C ARCHER KEVIN DEWAYNE ARCHER RICHARD E ARCHER STANLEY ARCHER WESLEY CRAIG ARCHER ALONZO ARCHIBALD ASHTON JETT ARCHIBALD CASEY A ARCHIBALD CRAIG ARCHIBALD CURTIS B ARCHIBALD
MATTHEW D ARCHIBALD ROBERT ARCHIBALD ZACHARIAH D ARCHIBALD BRADLEY ARCHIE JAMEZE DESHAWN ARCHIE JASMINE GERALDINE ARCHIE JANTZEN L ARCHULETA JOSE ARCINIEGA OSVALDO ALEJANDRO ARCINIEGA SERGIO ARCINIEGA GERARDO SANTIEL ARCOS CURTIS ARD
TYLER B ARD DAMON E ARDIS JR TRAYWICK H ARDIS CHASE ALLAN ARDUSER MARK A ARDUSER JAVAD AREFI FELIPE ARELLANO JORGE ALEJANDRO ARELLANO SR MERAB ARELLANO NOEMI VIRGINIA ARELLANO ROBERTO ARELLANO CHRISTOPHER ARELLANO RAMIREZ
AGUSTIN ARENCIBIA GONZALEZ JOEL LADD ARENDER JON AARON ARENDER JEFFREY M ARENDS BRENT RONALD ARENS BRIAN J ARENS SHAWN M ARENS BRIAN E ARENT MORGAN P ARENT ALBERTO MICHAEL AREVALO ALFREDO AREVALO JR JAIME ANTONIO AREVALO SANCHEZ
KATHERINE ARGIRIOU DAVID W ARGO JR CARLOS ARGUELLES REISY ARGUELLO CELESTINO ARIAS JHONNY RAUL ARIAS JORGE A ARIAS RAUDEL ARIAS JONATHAN ARIAS CALDERON JOHAN ARIAS MONCADA JOSE GREGORIO ARIAS MORDAN MARIA LORENA ARIAS QUINTERO IKRAM ARIFF
JUVOKHIRBEK ARIFOV GIRIDHARAN ARIKRISHNAN LUIS ORLANDO ARISTUD SR PIA ARJANG TRAVIS ARJOON KRISTA L ARKFELD KANE MICHAEL ARLINGTON CHAYCE LANDON ARMBRUSTER FRANCISCO ARMENTA JOSE A ARMENTA JOSHUA ALEXANDER ARMENTA DAVID R ARMES
WILLIAM R ARMES JOSE A ARMIENTA GEORGE KAHUNALE ARMITAGE III NATHAN ARMONTA JUSTIN ARMOR BREANNE ARMOUR AARON R ARMSTRONG ADAM MICHAEL ARMSTRONG ADAM ARMSTRONG AUSTIN E ARMSTRONG BRIAN DAMON ARMSTRONG CHRISTOPHER L ARMSTRONG
CHRISTOPHER W ARMSTRONG DALLAS ARMSTRONG ERIC B ARMSTRONG JERRY R ARMSTRONG JIM ARMSTRONG JOHN ARMSTRONG JOSEPH KNORBERT ARMSTRONG JOSEPH LEE ARMSTRONG JUSTIN LEE ARMSTRONG KEVIN L ARMSTRONG KURTIS A ARMSTRONG LESLIE ARMSTRONG
LOUIS LAMONT ARMSTRONG MICHAEL LORIN ARMSTRONG MICHAEL S ARMSTRONG REESE JERARD ARMSTRONG RUSSELL DON ARMSTRONG ZACKARY KADEEM ARMSTRONG LYDIA M ARMSTRONG - DE LA VEGA JAMES ALEX ARNETT JAMES R ARNETT KHRISTA NICOLE ARNETT
VASHAN T ARNETTE DAVID ARNEVIK DONALD ARNOLD EDWARD ARNOLD JR JAYSON RAY ARNOLD JUSTIN LEE ARNOLD KALEB CHRISTIAN ARNOLD LOGAN KENLEY ARNOLD NICHOLAS M ARNOLD TYLER ARNOLD WILLIAM S ARNOLD KODY ARQUETTE DANIEL GUSTAVO ARREDONDO
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EDWARD A ARSENAULT JR RYAN MATTHEW ARSENEAU ZACHARY L ARSNOE ANTHONY B ARTAGAME JASON B ARTAGAME JULIO CESAR ARTEAGA LEONEL M ARTEAGA SR MARCO ANTONIO ARTEAGA JOSE CARLOS ARTEAGA-CASTANEDA GEORGE W ARTENSTEIN OTTO E ARTFITCH JR
TYLER E ARTFITCH BRANDI ARTHUR JASON ARTHUR STEVEN JOSEPH ARTHUR JUAN M ARTIGAS JR NOAH ARTUSO MUTHUMALAI ARUMUGANAINAR SIVARAM ARUNACHALAM JOHN M ARVIDSON DAVID EUGENE ARVIN JORGE ALEJANDRO ARZABALA TORRES CESAR ALONSO ARZABALA- TORRES
JUAN CARLOS ARZATE FRANCISCO JAVIER ARZOLA JEFTE JASAY ARZOLA GREGORIO ARZUAGA PHILIP ASANTE WILLIAM EARL ASBACH KEITH V ASBELL MASON ANDREW ASBELL SEAN C ASBELL JOSE R ASCENCIO BARAJAS BRIAN M ASCHLEMAN DAGMAWI T ASFAW RUSTY S ASHBY JR
SHELLY ASHBY CHARLES WILLIAM ASHCRAFT ZACHARY H ASHCROFT CHAD ASHE KELVIN D ASHE EASTON T ASHER MOHAMMADREZA ASHERLOO BRENNEN DAVIS ASHFORD AMBER ELISABETH ASHLEY ANDREW ASHLEY BONNIKA N ASHLEY BRYAN HARRIS ASHLEY JR
CHRISTOPHER RASHAN ASHLEY CODY D ASHLEY GRANT NEAL ASHLEY MATTHEW HARRELL ASHLEY THOMAS H ASHLEY THOMAS K ASHLEY WILMA S ASHLEY D MCKADE ASHLIMAN NATHANIAL ASHLINE ANNA NICOLAMISHA ASHMEADE JOHN NEAL ASHMORE JOSEPH KEVIN ASHMORE
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JAMES D ASHWORTH AMY PILAND ASKEW JOSEPH P ASKEW KENDALL ASKEW STEVEN WAYNE ASKEW II WILLIAM BRYANT ASKEW WILLIAM TONY ASKEW MAHDI ASSAR MICHAEL A ASTROSKY LAHU ASWALE MEHMET E ATAMAN RICHARD ATAMANCHUK WILLIAM ALLEN ATCHER
MARVIN JAMES ATCHISON RUSSELL H ATCHLEY CHAYOTE ATEAH TANIA RENEA ATES VIRAJ ASHOK ATHAVALE TANNER ATHERTON DAN ATKIN ANTHONY ANDREW ATKINS ISOM ATKINS III ISOM ATKINS JR JASON CLAN ATKINS JASON CLAN ATKINS MICHAEL EDWARD ATKINS PATTY KERBY ATKINS
SETH ATKINS STEVEN D ATKINS WILLIAM M ATKINS ALEXANDER LEE ATKINSON AUSTIN ATKINSON BRADY W ATKINSON BROOKS E ATKINSON CHRISTIE LYNN ATKINSON DAKOTA JAMES ATKINSON DANIEL L ATKINSON JAKE DANIEL ATKINSON JAMES BRENT ATKINSON JAMES R ATKINSON JR
JOANNE ATKINSON JONATHAN B ATKINSON JOSEPH JEROME ATKINSON IV MARK A ATKINSON RICHARD ATKINSON SHANE CHRISTOPHER EVANS ATKINSON SKYLER D ATKINSON TINA ATKINSON ALEXANDER ATOIAN AMANDA C ATTAWAY BOYD ATTERBERRY ASTRID ALEJANDRA ATTIAS CEVEDO
PAIGE GAYLE ATTKISSON ETHAN JAY ATWOOD SHEARL DEAN ATWOOD JAMES MICHAEL AUBREY ERIK AUBUCHON HAYDEN JACK AUBUT JOSIAS JOHANNES AUCAMP KYLA AUCONE ROBERT A AUCONE ROBERT AUCONE JOSHUA MICHAEL AUER MICHAEL AUER BRANDON AUFFERT
CHRISTOPHER CHARLES AUFRANCE PAYTON REESE AUGARE CHANDLER ESPAN AUGENSTEIN KIRSTEN A AUGSBACK JAMES P AUGUSTIN ROBBY AULT RAYMOND E AULTMAN JACOB EZEKIEL AUSTERMAN CLAYTON HASLETT AUSTILL NATHANIEL WILLIAM AUSTILL ADAM T AUSTIN ARIANA AUSTIN
CASSIE AUSTIN CODY ISAIAH AUSTIN DAJHON AUSTIN DYLAN QUADE AUSTIN ERIC L AUSTIN GEORGE S AUSTIN HAYDEN ALLEN AUSTIN JASON S AUSTIN JOEY L AUSTIN KARA CAPREE AUSTIN KAYLA BROOKE AUSTIN KYLER CLAIR AUSTIN MICHAEL ANTHONY AUSTIN RYAN J AUSTIN
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OTONIEL N AYALA JOSE GUADALUPE AYALA CINTORA URIEL AYALA CINTORA CESAR ANTONIO AYALA-MARTINEZ JAMES AYCOCK JR JUSTICE MALACHI AYCOCK KEVIN ERIC AYCOCK CHRISTOPHER R AYER ANGELA N AYERS JOHN CADEN AYERS NATHAN ROBERT AYERS KRYSTAL LEE AYERS
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ISAAC SABINA AZUCENA RICHARD AZURE DONALD KEVIN AZZARITO SAHEED ADEOYE BABALOLA ASHLEY BABB ADAM S BABCOCK KEVIN M BABCOCK ROBERT L BABCOCK HERMAN R BABE DALE A BABIN JR ERIC BABIN RICHARD JOSEPH BABINEAU UNNIMAYA BABU ANDREW BABUIN
NORMAN BABUIN AKKASH BABUJI STEVEN ANGEL GABRIEL BACA CARPIO LORENZO BACCHETTI JAKE A BACH SEVERIN J BACH ALBERT BACHE MARCUS ADAM BACHELOR DEVAN LYNN BACHER MATTHEW D BACHMAN ALAYNA BACKEL CHRISTOPHER J BACKEL JONATHAN BACKES
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TRAVIS BADEAUX COLLYN BADENHOP DEVON M BADER TIMOTHY BADER JAMES L BADGER SAMANTHA LYNNE BADGER ALEX ARTURO BADILLO GERALD G BADMAN JR DHILIPKUMAR BADRAPPAN JAEWAN J BAE KERRY M BAEHR ALEXANDER EARL BAER JASON A BAER JEREMY BAER
MATTHEW P BAERMANN MARCO A BAEZ ABRAHAM BAEZA JUAN PABLO BAEZA MICHAEL PAUL BAGBY TY SCOTT BAGGE HADI BAGHCHEHSARAI HADI BAGHI JERZY BAGINSKI ANTHONY W BAGLEY LAURYN OLIVIA BAGLEY ROBERT C BAGLEY MARK BAGNULO SAMANTHA LYNN BAGNUOLO
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DARREN R BAILEY DAVID W BAILEY DEREK WAYNE BAILEY GREGORY DEWAYNE BAILEY JACOB BAILEY JOHN E BAILEY JOHN PATRICK BAILEY II JONATHAN R BAILEY JONATHAN BAILEY JOSEPH AARON BAILEY LARRY DION BAILEY LAUREN W BAILEY LOGAN JACOB BAILEY LOGAN T BAILEY
MADALENE KAYLEE BAILEY MARK ALAN BAILEY MICHAEL BAILEY MITCHELL ALLEN BAILEY NATHAN D BAILEY PHILIP DAVID BAILEY QUENTIN NATHANIEL BAILEY RANDY S BAILEY RYAN BAILEY TANNER DAKOTA BAILEY TRENTON BAILEY JASON BAIN JORDAN ALEXANDER BAIN
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CHRISTOPHER MARVIN BALKE CHAD RYAN BALL CHRISTA C BALL DARNELL BALL JR JASON JOEL BALL JOHNNY J BALL II LAURA BALL MARCI R BALL MELISSA NICOLE BALL RANDI RAE BALL TIMOTHY J BALL TUCKER DANIEL BALL WILLIE JAMES BALL III JESSE BALLA ANTONIO SHAWNTEZ BALLARD
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JOSEPH F BALLEW III WESLEY TYLER BALLEW VICTOR SAMUEL BALLEZA LINDSEY BALLINGER WAGNER DAELY BALLINGER ALLEN BALLOUN JASON LEE BALLS NICKOLAS JOHN BALMER JONATHON P BALOGH DAMILOLA SOLOMON BALOGUN OLABOSIPO BALOGUN BRODY JAMES BALSER
DONALD BALSER MARTIN BALTAZAR MARIA BALTAZAR ANDRES CYWEN TABITA BALTERO DAKOTA BALTZELL JANICE BALTZELL RUSSELL J BALVIN FINN BAMRUD KRISTI MARIE BANALES CHRISTOPHER ALEXANDER BANDA AGUILAR SIVA SENKAR BANDARU TERRY BANDRAVALA
IHOR BANDRIVSKYI HELEN SHELBY BANDT MAXWELLE BANDT CRAIG M BANDUR SEAN MICHAEL BANDUR CHRISTIAN LEE BANE WILLIAM R BANE SUSANNAH CREIGHTON BANFIELD DAVE BANGERT MICHAEL BANIK JEREMY BANKER BRANDON A BANKS BRANDON ANTHONY BANKS JR

COURTNEY D BANKS DELMAS M BANKS DENIS BANKS ERIC E BANKS ISAIAH BANKS OCTAVIS BANKS III PERRY R BANKS RYDER ALAN BANKS WILLIAM B BANKS WILLIAM T BANKS WILLIE CORNELL BANKS COLTON W BANKSTON JAMES MICHAEL BANNING JR DANIEL T BANNON NOAH BANNON
STEPHEN P BANNOWSKY FAMEZA BANO JAYSON BANTAWIG NOAH C BANTON RAMON BANUELOS ESRAEL JESUS BARAJAS RIGOBERTO BARAJAS SALVADOR BARAJAS JORGE L BARAJAS MORENO ALPAY BARAN ANNA E BARAN CALEB TIMOTHY BARAN MATTHEW PAUL BARAN
CAREY LORENZO BARBEE II KEVIN TRENT BARBEE ANGEL NICOLE BARBER BRAYDEN BARBER BREANNA BARBER BRIANNAH BARBER DERRICK B BARBER FRANKLIN BARBER HEATH BARBER JASON BARBER JOSEPH BRETT BARBER LARRY JEROME BARBER MARTY BARBER
MASON JEROME BARBER MITCHELL LEE BARBER LANAKILA B BARBIETO JESSICA RENEE BARBISH LUIS ANGEL BARBOSA HECTOR OSWALDO BARBOZA-REYES DAVID P BARCAL ANNA ELIZABETH BARCLAY KENDRA GULLATT BARCLAY SHEILA RENE BARCLAY TRAVIS BARD
ROHIT RATNAKAR BARDAPURKAR THOMAS BARDEN ERNEST E BARE MICHAEL S BARE CHRISTOPHER BRADLEY BAREFOOT JEFFREY JOHN BAREFOOT ARTUR DOMINIK BAREJA JEFFREY BARFIELD REX KENDELL BARFIELD II BRAD K BARFUSS JOHN K BARFUSS KARL L BARFUSS
CHARLES E BARGER JR WILLIAM DEVON BARGER CHRISTY LYNNE BARGERY NICKOLE M BARGMAN MATTHEW D BARGSTADT JONATHAN ROBERT BARHAM YALE BERNIE BARKEFELT SR ANDREW M BARKER CHRISTOPHER LAYTON BARKER COOPER BJ BARKER DANIEL RYAN BARKER
DONALD WILLIAM BARKER III DOUGLAS W BARKER GAIGE B BARKER GRANT BARKER HAMPTON T BARKER JARRETT TYLER BARKER JOSEPH A BARKER JOSHUA BARKER JULIA LYANN BARKER KEVIN L BARKER KEVIN P BARKER MICHAEL BRIAN BARKER MICHAEL BARKER
QUENTIN THOMAS BARKER RAVEN NYCOLE BARKER ROBERT GLENN BARKER TIMOTHY J BARKER TODD A BARKER TRAVIS J BARKER TYLER BARKER JONATHAN THOMAS BARKL ERNEST BARKLEY HERMAN JON BARKLEY JEFFREY PAUL BARKMAN CHARLIE O BARKS GARY LYNDALE BARKS
CHARLES E BARKSDALE JR ERIC J BARKSDALE JOSHUA HOYT BARKSDALE KEVIN E BARKSDALE JOSHUA B BARLET FRASHOD C BARLOW NATHAN BARLOW TORI LYNN MICHELLE BARLOW ZACHARY WAYNE BARLOW SURENDRA BARMA JOSEPH RYAN BARNABY KEENON D BARNARD
DARNELL RENARE BARNER DARYL R BARNER ISAIAH DARYL BARNER ROBERT J BARNER SHANE D BARNER ALFRED J BARNES JR ANDREW RAYMOND BARNES AUBREY NICOLE BARNES BRIAN A BARNES CLAIRISSA GRACE BARNES DAMEON O BARNES DAVID R BARNES DUSTIN BARNES
EDDIE LEE BARNES JACOB WESLEY BARNES JOHNATHAN TYLER BARNES JUSTIN D BARNES JUSTIN M BARNES JUSTIN BARNES KAISEY LYNN BARNES LAQUAN BARNES LOGAN ALEXANDER BARNES LUKAS RAYMOND BARNES MATTHEW ELLIOTT BARNES NATHANIEL MATTHEW BARNES
RALEIGH WAYNE BARNES RAYMOND G BARNES ROBERT LUTHER BARNES TAYLOR BARNES TIMOTHY BLAINE BARNES TODD D BARNES TRAVIS D BARNES VIRGIL LEE BARNES WILLIAM D BARNES AARON J BARNETT CYNTHIA EULA BARNETT DANIEL PAUL BARNETT JAMIE MAURICE BARNETT
MATHEW DAVID BARNETT MATTHEW C BARNETT MELISSA S BARNETT TIMOTHY BLAKE BARNETT WILLIAM MATTHEW BARNETT CHRISTOPHER DANIEL BARNETTE COREY PATRICK BARNETTE DONALD A BARNEY REYNALDO CORTEZ BARNEY JR AARON R BARNHART CLIFFORD DAVID BARNHART
DANIEL DEAN BARNHART DAVID E BARNHART DEVON MARTIN MICHEAL BARNHART KENNETH E BARNHART MARK BARNHART BRIAN ADAM BARNHILL MATTHEW ALAN BARNHILL TOMMY EARL BARNHILL II ANDREW BARNSLEY JASON RALPH BARNSTABLE NANCY SUSAN BARNWELL
DOUGLAS BARON MARK H BARON ADAM J BARONE CHARLES CHRISTOPHER BARONE MARK BAROWSKI ANDREW H BARR ERIC BENJAMIN BARR JAMES A BARR JEREMY L BARR JOSHUA D BARR JOSIAH A BARR LOGAN K BARR RYAN THOMAS BARR MICHAEL A BARRACK
JUAN NICANOR BARRAGAN FUENTES DELFINO BARRAGAN LOPEZ BENJAMIN N BARRANCO MARINA ELIZABETH BARRANCO ALESSANDRO BARRECA JASON BARREIRO ADEL BARRERA ERIKA JOY BARRERA RACHAEL BARRERA CALEB RYAN BARRETT CHRISTOPHER L BARRETT CHRISTY LEE BARRETT
DAWN M BARRETT JACOB A BARRETT JACOB MICHAEL BARRETT JEREMY C BARRETT JEREMY KYLE BARRETT ROBERT J BARRETT JR SHAWN H BARRETT STEVEN RAY BARRETT ZACHARY PHILIP BARRETT BRANDIE LEE BARRETTE HUMBERTO ALEJANDRO BARRIENTOS AUSTIN TYLER BARRINEAU
JUSTIN DUANE BARRINEAU LAURICE R BARRINEAU JR KIRK D BARRINGTON II NATHAN BARRINGTON TIMOTHY BARRINGTON BRETT DAVID BARRIOS ENGELS JOSUE BARRIOS MARCO ANTONIO BARRIOS RUSSELL Q BARRIOS CHAD R BARRON JASON DERRICK BARRON KANDICE ANN BARRON
ROBERT DARYON BARRON JEAN N BARROS AREVALO WILLIAM J BARROW JOSHUA D BARROWS CHANDA LAVEE BARRY MAMADOU BARRY MARTIN E BARRY III MORGAN RENEE BARRY STEVEN THOMAS BARRY WINSTON BARRY ZACHARY M BARRY COREY THOMAS BARTEE STEVEN J BARTEL
JOHNATHAN RUSSELL BARTHEL MATTHEW ALAN BARTHOLET AARON C BARTHOLOMEW CHRISTOPHER BARTHOLOMEW KARRIE ANN BARTHOLOMEW LISA MARIE BARTHOLOMEW CLARE ELISE BARTLETT DAMIAN WESTON BARTLETT JAMES ALAN BARTLETT JEREMY LEE BARTLETT
ROGER DALE BARTLETT TIFFANY BARTLETT BRITTANY ROCHELLE BARTLEY TIMOTHY J BARTLING ALFRED M BARTOL PHILLIP BARTOLETTI JANSON BARTON PHILIP BARTON THOMAS M BARTON DAMIAN WEST BARTRUM DUSTIN THOMAS BARWICK TERRY O BARWICK WALTER BARWICK
YOGI GROFF BARWICK HANNAH NICOLE BARY MARY ANN BASCO MIGUEL BASCUR DACODA WAYNE BASDEN BLAIRE ELIZABETH BASHAM BRANDON LEE BASHAM HEATHER M BASHAM PAUL D BASHAM GERALD BASHAW JR STEVEN E BASHFORD KARI E BASHIOUM JESSICA BASHORE
RANDALL BASHORE JR GOWTHAM BASKAR SOUNDARYA BASKAR TAMILARASAN BASKAR KRISHNARAJ B BASKAR K TRACE CONLEY BASKERVILLE JUSTIN CHARLES BASLEE SR BRETT BASLER TARAY MYCHELE BASNIGHT ALAIN BASQUE CECIL RYAN BASS CHANTASIA RAPSODEE BASS
EDWARD BASS ELLIS BASS GRANT BASS LEVON BASS ROBERT BASS RYAN CHRISTIAN BASS SKYLER SHANE BASS WILLIE MCAURTHUR BASS LOGAN BASSETT JASON L BASSHAM JACK JOHN BASSILE FABRICE BASTIEN JOSEPH B BASTIN ISAIAH K BATALONA MALISSA ANMAREE BATCHELOR
JORDAN DALE BATELAAN AMBER BATEMAN JIM BATEMAN MILES A BATEMAN TANNER BATEMAN AARON KENNETH BATES BRIAN K BATES CHRISTOPHER M BATES CORY A BATES DANIEL D BATES DEWIGHT EDWARD BATES DUSTIN BATES GEORGE ALLEN BATES JASON BATES JEFFERY L BATES
JEFFREY KYLE BATES JOSHUA M BATES RONNIE L BATES RYLAND EDWARD BATES SHAKEIL JEREAL BATES TAMI BATES TOMMY BATES TONY WAYNE BATES TYLER L BATES WILLIAM ANDREW BATES DARRELL WAYNE BATLEY ELIJAH DAVID BATLEY PEYTON ALEXANDER BATLEY JORGE A BATRES
MELVIN J BATSON STEFANO MACARIO BATTAFARANO THOMAS J BATTERBEE JOHN CAMPBELL BATTERSBY TREVOR RILEY BATTERSHAW TAWAN BATTLES EUGENE G BATTOCCHIO BRANDON WAYNE BATTON BRIAN K BATTON JASON C BATTON JOHN HOWARD BATTS SHELTON MITCHELL BATTS II
SHELTON MITCHELL BATTS TIMOTHY M BATTS JOHN F BATY CHAD MICHAEL BAUDENDISTEL STEPHEN BAUDLER ADAM J BAUER BRET BAUER ISAAC JOHN BAUER JOHN EDWIN BAUER JOSHUA BAUER KELCI B BAUER QUENTIN G BAUER REID CHRISTIAN BAUER TREVOR T BAUER SETH E BAUERLE
AUBREY BAUGH III CALVIN CURTIS BAUGH DANIEL WARREN BAUGH JORDAN NICOLE BAUGHER TYLER STEVEN BAUGHER FRANKLIN A BAUGHMAN TYLER A BAUGHMAN BELLE R BAUGUS DYLAN CHASE BAUGUS JODY W BAUGUS ADAM C BAUMANN DAVID BAUMANN RACHAEL L BAUMANN
SETH M BAUMERT FRANK L BAUMGARDNER ANTHONY C BAUMGARTNER BRENDAN JOSEPH BAUMGARTNER DANIEL CHRISTOPHER BAUMGARTNER RICHARD MATTHEW BAUREIS TIMOTHY J BAUSMITH ABELINO BAUTISTA EDGAR BAUTISTA JOHNNY BAUTISTA JOSEPHINE DEGUZMAN BAUTISTA
MOISES BAUTISTA PEDRO BAUTISTA CHRISTIAN DAVID BAUTISTA QUIROGA ALLEN MICHAEL BAXLEY DEVIN K BAXLEY ROBERT S BAXLEY JR DAVID ERIC BAXTER GERALD R BAXTER JEREMY CHARLES BAXTER ROBERT GRAY BAXTER STEPHANIE RENEE BAXTER TONIA J BAXTER FIRAT BAYAR
RICARDO ALEJANDRO BAYAS MICHAEL JAMES BAYERQUE CHRISTIAN BAYLES ANTONIO BAYLON MAIKHEL LORENZ BAYOT JEWL BAYWONG ROI ALBERTO BAZAN LINAN CASEY MOZINGO BAZEN DANIEL WALKUP BAZEN EVAN BAZEN JOHN D BAZEN KEVIN FIELDS BAZEN JOHNNY R BAZZELL II
LOUIS BAZZLE JR ADAM L BEACH BOSTON D BEACH CRAIG W BEACH PHILLIP A BEACH TY A BEACH ADAM BEACHY BRIAN L BEACHY AMMON BEAGLEY JESSE LEE BEAL LANDAN BEALE STEPHEN BEALE MACRESZZ L BEAMON ASHLEY A BEAN DEVIN J BEAN ELIZABETH A BEAN JAMES BEAN
LORETTA J BEAN REX HOGAN HENDERSON BEAN ROBERT WINNFIELD BEAN JR SONYA Y BEAN TIMOTHY BEAN WILLIAM J BEAN WILLIAM J BEAN YANCY W BEAN BRANDON BEAN-ROBERTS THOMAS R BEAR CHAD BEARD DANNY R BEARD MACK ARTHUR BEARD III SEAN M BEARD
STANLEY R BEARD AUSTIN POWELL BEARDEN BENJAMIN DAVID BEARDEN GINA MICHELLE BEARDEN JEFFREY A BEARDEN JOSEPH GENE BEARDEN JOSEPH BEARDEN EMMA BEASLEY NICHOLAS SCOTT BEASLEY SHANE A BEASLEY STEVE L BEASLEY ZACHARY BEASLEY DUSTIN L BEASON
PHILLIP ADAM BEASON JONATHAN BEATH BRITTNEY DANIELLE BEATTIE JOHN BEATTY VICKEY LEE BEATY JOHN PETER BEAUCHAMP MANUEL D BEAUCHAMP MASON TYLER BEAUCHAMP NICHOLAS BEAUCHAMP JOHNATHAN PAUL BEAUDETTE TRAVIS L BEAUDETTE FRANCOIS BEAULIEU
KIMBERLY BEAULIEU RICHARD BEAULIEU JEFFREY D BEAUMONT CHRISTOPHER BEAUPARLANT MICHEL BEAUPARLANT SHAWN A BEAUPRE BRIAN SCOTT BEAVERS JON W BEAVERS LUCAS WADE BEAVERS MALIA NOELLE BEAVERSON CARLOS LOPEZ BEAZER SHAWN BECHER
MICHAEL WAYNE BECHERER DALTON BRYANT BECHTEL JANET S BECHTEL MATTHEW BECHTOL ALEXANDRIA MARIA BECK BRIAN AVERY BECK CHRISTINA MARIE BECK GILLEM JONCOLT BECK JAMES W BECK JEFFERY W BECK JENNIFER L BECK JOHN ALBERT BECK JOHN DAVID BECK
JONATHAN BECK WILLIAM DAVID BECK ZEB DENNIS BECK ANDREW BECKER GRANT H BECKER JEREMY BECKER MATTHEW D BECKER OWEN MICHAEL BECKER ROBERT S BECKER SHAUN MICHAEL BECKER STEVEN BECKER BRANTLEY T BECKHAM DYLAN J BECKLEY ANDREW WILLIAM BECKMAN
DEREK JAMES BECKMAN EMMA K BECKMAN JONATHAN EUGENE BECKMAN NICHOLAS E BECKMAN KEVIN R BECKMANN MATTHEW DYLON BECKUM ANITRA BECNEL KEVIN BECNEL JAXON TYLER BEDAUX JAY L BEDDINGFIELD KEVIN BEDELL ANTONIO BEDOLLA RAMON A BEDOLLA
ROBERTO CEBALLOS BEDOLLA LARRY A BEDWELL JR DERRICK D BEECHAM JAMES ALLEN BEECHER TREVOR IVAN BEECHER TISHA BEECHING BRADLEY J BEED EMILY ANN BEED XAVIER BEEDALL-CAMERON ROBERT LEE BEEKS TIMOTHY EDWIN BEEMER MICHAEL DAVID BEEMSTERBOER
NATHAN J BEERBOWER ANDREW BEERMAN ASHLEY E BEERS DAKOTA L BEERS JUSTIN L BEERS THOMAS BEERS TREVOR J BEERS ELISSA NOELLE BEERY CHRISTOPHER M BEGAY TRAVIS SMITH BEGAY JR TUHMOHNE NUMKENA BEGAY BRYAN ANDREW MICHAEL BEGGS MICHAEL M BEGGS
DAVID JOSEPH BEHILO TINA R BEHLE ALLEN BEHLING ADAM L E BEHMER BAILEY JO BEHMER TREVER D BEHNE NATHANIEL W BEHNKIE ALLEN C BEHR DAVID J BEHRENDT KATHERINE BEHRENDT MARK N BEHRENS MATTHEW J BEHRENS STEVEN T BEHRMAN WILET BEHRUE
CHRISTOPHER JOSEPH BEIL DANIEL BEINE ROSANNE MARIE BEINLEIN KERRI SHANNON BEIRNE HENRY J BEISHLINE KEVIN J BEISHLINE ROBERT LEE BEISHLINE HEATHER BEISHUIZEN KARL BELANGER DYLAN CHASE BELANGIA HERMAN BELANGIA CODY JEROME BELCHER
HUDSON GRAHAM BELCHER MATTHEW HARRISON BELCHER MICHAEL B BELCHER CHARLES C BELEKIS GREGORY A BELEKIS CODY L BELEW COLTON GREGORY BELEW JENNIFER L BELEW TYLER AUSTIN BELEW BRYAN BELFORD SERGEY BELIKOV ISSAIAH JAMES BELISLE VINCENT GENE BELISLE
ANTHONY KYLE BELK AARON CRAIG BELL AARON BELL ALLEN DOUGLAS BELL ALLEN KYLE BELL ANTHONY CLYDE BELL ARTHUR J BELL BRAYDEN WAYNE BELL BRIAN J BELL BRIAN K BELL CARMEN DIANA BELL CELESTE ANNE BELL CHRISTOPHER GERMAINE BELL CHRISTOPHER JOHN BELL
CLINT A BELL DAWSON LEE BELL DEREK DANIEL BELL EMILY ANN BELL JACOB BELL JAMES MATTHEW BELL JASON HENRY BELL JASON K BELL JEANNIE MARIE BELL JERRY LAYNE BELL JERRY BELL JOSHUA A BELL JUSTIN WILLIAM BELL KELLY BELL KOURTNEY BELL NATHAN R BELL
NATHANIEL JOB BELL PATRICK LEFLOYD BELL REBEKAH MACKENZIE BELL REGINALD IELAJAH BELL SAMUEL G BELL STEVEN BELL TAMELA L BELL TAYLOR BELL TREVONTE JAMAR BELL WILLIE BELL AMY BELLAMY JUSTIN ALEXANDER BELLAMY RAVEN ALEXIS BELLE JOSEPH J BELLEMORE
EDYTH F BELLES PATRICK ERWIN BELLINGER CARLOS BELLO JUSTIN WALKER BELLOMY RYAN WESLEY BELLVILLE OMAR BELMONTE DEREK BELSHAM ANDREW A BELSVIK BRANDON T BELT DYLAN BELT ALEJANDRO BELTRAN CARLOS Y BELTRAN JOSE BELTRAN JOSEPH ANTHONY BELTRAN JR
SEBASTIAN BELTRAN ADAM DONALD-ROBERT BELTZ EMILY R BELTZ JOSHUA D BELTZ MITCHELL WAYNE BELTZ NATHAN A BELTZ RYAN E BELTZ MATTHEW SCOTT BELUE MYRON R BELVIN JR ANDREW WILLIAM BENARD JOSHUA BENASSI ALVIS BENAVIDES ANDRES GABRIEL BENAVIDES
JIMMY A BENCK ARISTIDES MICHEL BENCOSME JASON N BENDA RENE ANDRE BENDA DAVID J BENDER ERICA RENEE BENDER JASON SCOTT BENDER SEAN MARTIN BENDER TIMOTHY BENDER SIREESHA BENDI AMBER D BENDLE NOLAN DEAN BENEDICT DARDEN R BENEFIELD DAVID BENEFIELD
STEVE B BENFIELD GREGORY A BENGE JEREMY DONALD BENGE NOAH W BENGE BRADFORD BENHAM IV CAMERON BENHAM DAVON JAYCE-CRUZ BENHAM DEREK GLENN BENHAM JOHN COLIN BENHAM MADALYN MAKENZE BENHAM MARIA ADELA G BENHAM MATTHEW BENIC
SNJEZANA BENIC ALBERTO BENITES EDWARDO BENITEZ ALFONSO BENITEZ HERNANDEZ JUAN BENITEZ ZEPEDA OMAR A BENITEZ-CABRERA ERIKA ALLEN MARASIGAN BENITEZ-NARIO DAQUAN MALIK BENJAMIN DAVID L BENJAMIN JR JAMIE TOMEKO BENJAMIN NICHOLAS BENJAMIN
MICHAEL JOHN BENJAMINS JEFFREY NEAL BENKEN AARON M BENNE CORY R BENNER JOHN M BENNER DYLAN BENNEST AIDAN HUGH BENNETT ALLEN R BENNETT ARANDO SHIRELL BENNETT AVEREEN C BENNETT BYREN ONEAL BENNETT CASON IAN BENNETT CHAD AUSTIN BENNETT
CHRIS BENNETT CHRISTOPHER B BENNETT DARRIN TAQUAWN BENNETT EMMA C BENNETT GABRIEL THOMAS BENNETT GREG BENNETT JACOB RYAN BENNETT JACOB BENNETT JACQUELINE BENNETT JAMES BRANDON BENNETT JAMIE GENISE BENNETT JEREMY W BENNETT JOHN L BENNETT JR
JOSHUA T BENNETT KATIE LYNN BENNETT LAUREN NATHALIE BENNETT MELISSA ELAINE BENNETT MICHAEL R BENNETT MICHAEL BENNETT NOAH GABRIEL BENNETT RALPH TYCEN BENNETT REGGIE GERMAINE BENNETT RYAN JOSEPH BENNETT RYKER BENNETT SHANE D BENNETT
SHARRON L BENNETT SHAWN M BENNETT STEVEN S BENNETT WALLACE COLE BENNETT WYATT JOSEPH BENNETT CHARLES FREDRICK BENNETT-DEVAULT NICHOLAS TROY BENNIGAN RHONDA MARIE BENNIGAN ROBERT ALEXANDER BENNING JOSEPH M BENO JAMES M BENOIT TONY BENOIT
NICHOLAS BRANDON BENSCOTER ANDREW R BENSON BELINDA DENISE BENSON CHARLES L BENSON CHRISTINE E BENSON CHRISTOPHER MICHAEL BENSON DARRELL J BENSON ERIC R BENSON JAMES FREDERICK BENSON NICHOLAS GRANT BENSON SAMUEL BENSON
SHEILA CATHERINE BENSON TYLER J BENSON ZACKERY CHASE BENSON MICHAEL MATTHEW BENT AMBER NICHOLE BENTLEY CHRISTOPHER W BENTLEY JESSICA DIANE BENTLEY KAYTLYN ROSE BENTLEY MATTHEW A BENTLEY MEDLEY KAMUTA BENTLEY BRADLEY C BENTLIN
JAIDEN IRIE AUGUSTINE BENTON KENDRICK DEE BENTON KOLEMAN DYLAN BENTON MATTHEW R BENTON RONNIE WAYNE BENTON MICHELLE C BENTZ COREY BENWELL BRANDON BENYEI ISAAC BENZING JAMES BERARD MICHAEL BERARD CODY W BERBAUM DANIEL JOSEPH BERCHIELLI
PHILLIP MICHAEL BERCOT BRIAN L BEREZNAK DUSTIN BERG JENNIFER BERG RICK BERG CHRIS J BERGBOWER ANTHONY BERGERON ZACHARY BERGERON JEFFREY ROBERT BERGHOFF EMILEE NICOLE BERGLUND IAN P BERGQUIST REBECCA ANN BERGSTEDT MARY BERINGER
BROCK EDWARD BERKEY NIELS RUNYON BERLEMANN ADAN BERNAL ALLEN ANGEL BERNAL BENITO A BERNAL JUAN ANTONIO BERNAL RICHARD P BERNAL SERGIO ALONZO BERNAL BETANCOURT JUAN BERNAL CASTRO MAKARI MARQUIS MINAFEE BERNANRD MARGARET LORRAINE BERNARD
WILFREDO J BERNARDINI JAMES ROBERT BERNARDO ALEXANDER JOSEPH BERNAUER THOMAS J BERNDSEN RYAN A BERNHARD JACK RICHARD BERNHARDT TAMMY LEE BERNHARDT TRISTA BERNHARDT JOSEPH BERNICKE JOHN A BERNIER TYLER EUGENE BERNINGER AUSTIN LEVI BERRETT
DUSTIN D BERRETT KRISTINE BERRETT ROBERT W BERRETT ERIN M BERREY ANGEL L BERRIOS RICARDO BERRIOS RONNY BERRIOS VANEGAS MARIEBERT CAROLINA BERROTERAN CARDENAS AMANDA L BERRY AUSTIN JORDAN BERRY BEVAN M BERRY CHRISTOPHER MAURICE BERRY
CORY BERRY DERON JOEL BERRY ERIC A BERRY GERALD B BERRY SR JACOB RYAN BERRY JAMES ROBERT BERRY JEFFREY DYLAN BERRY JOHN LUCUS BERRY JOSEPH CARLE BERRY MICHAEL D BERRY NATASHA BERRY THOMAS BERRY JR TRACY L BERRY TYLER BERRY TYREE DOUGLAS BERRY
VASHON BERRY VINCENT S BERRY TODD M BERRY ANN JONATHAN LOUIS BERRYHILL MICHAEL A BERRYHILL SHANNON JEWEL BERRYHILL KARL H BERSCHAUER DEVAN JOHN BERTAUT JEFFREY JOSEPH BERTHELOT BRYAN CHARLES BERTHELSON RALPH BERTRAM ANGELA BESAW
TRACY L BESEKE WESLEY ARRON BESHERSE DONTAE R BESS DYLAN C BESSETTE ANGELA LYNN BESSMER BECKY J BESSMER JACOB D BESSMER MANDY J BESSMER ALLISON M BEST ERIC AUSTIN BEST JR JAMES L BEST JASON BEST JOSEPH A BEST DANIEL BETANCUR ROSALIO B BETANCUR
CHRISTOPHER ANTHONY BETAR AYLON BETHEL LESTON BETHELMY SHARON J BETHUNE DIAN S BETKOWSKI TONY JOE BETTIN CHRISTIAN DOUGLAS BETTS BLAZE MCCAFFREY BETZ DREW ZACHARY BETZ GREGORY M BETZ KYLER BETZ LARRY E BETZ STEVEN J BETZ STEVEN JOHN FREDERICK BETZ
JAKE J BETZEN JOSEPH DONALD BEVEL EDWARD JAMES BEVENOUR SR AUSTIN WAYNE BEVERLIN TYLER MASON BEVILL DEVON A BEVIS TREVOR A BEVIS GARY W BEWLEY JACOB WESLEY BEYER MICHAEL A BEYER VANESSA SEUNG SOON BEYER GEORGE R BEYERSDOFER DANIEL BEZLISYUK
DIVYESH A BHAGAT SHANKARLAL BHAGWANSAHAY KUMAVAT SUDARSHAN M BHALERAO ABHISHEK BHANSALI HRUSHIKESH BHASKAR NIKAM RUMAN BHATI SAMIKSHA BHATIA RUSHIKESH BHATKAR RAVIR S BHATNAGAR LOUISE SITA BHAVNANI POOJA BHILWADKAR DAVEN BHOGAL
SUNIL VARMA BHUPATHIRAJU SR VIGNESH BHUVANENDRA MARJA BIALACH JOHN T BIANCULLI MARK C BIANCULLI MORGAN LEIGH BIAR RAE LENORE BIBB KYLER JAMES BIBBEE MATTHEW S BIBBENS CLAYTON BIBLE JARED JOHN BIBLE NELIDA BIBRIESCA PATRICK BICHEL MATTHEW BICHON
JOHNATHAN M BICKEL JOSHUA K BICKERS KYLE A BICKFORD VIVIAN BIDAH JAMES RAY BIDDIX CHRISTOPHER S BIDDLE HAROLD R BIDDLE JACOB LEE BIDDLECOM DAMION CRUZ BIDLACK MATTHEW E BIDLACK DIANA BIDZIOS JAN BIERNAT GABRIEL BIERTZER EMANUEL L BIFFLE
CHARLES BIGELOW IAN PATRICK BIGELOW CHANCE LEMUEL BIGGERS CHANCEY GREGORY ALLEN BIGGERS ZACHARY ALEXANDER BIGGERS KENNETH PAUL BIGGERSTAFF GRACE ANNE BIGGINS ANDREW SCOTT BIGGS AVERY WYATT BIGGS MICHAEL SHAUN BIGGS JORGE N BIGUEUR
AUSTIN M BIHN MATTHEW RYAN BILBERRY DONALD BILBY JUSTIN EDWARD BILDERBACK JACK TROY BILGER ROBERT TODD BILGER RAKESH BILLA JOSEPH MARK BILLEC BRYON KEITH BILLINGS EMMYLOU BILLINGS GEORGE C BILLINGS SUZANNE RENEE BILLINGS TAMAURIA CHAMBRIA BILLINGS
TAYLOR A BILLINGS ADAM MCKENLEY BILLIOT VINCENT A BILLOTTO JR TERESA BILLS DALE R BILLSBOROUGH TYLER BILODEAU RICHARD LAWRENCE BILSTEIN JUSTIN BINDER LOGAN HUNTER BING BRANNON CODEY BINGHAM CATRINA LEE BINGHAM CHASE BINGHAM GARRICK GREGG BINGHAM
WALTER E BINGHAM DONALD O BINGMAN DAWNA L BINION HEATHER BINKLEY RYAN MICHAEL BINNEY TEVON BIRBAL BRIAN D BIRCH SONYA N BIRCH MICHAEL ETHAN BIRCHMAN SEAN JOSEPH BIRD THOMAS WAYNE BIRD TRENTON DEAN BIRD DUSTIN M BIRDSALL DANIEL JERARD BIRDWELL
SUE R BIRDWELL WILLIAM TODD BIRDWELL ALISON BIRKEDAHL ESPARZA BEAU JOHN BIRKENHOLTZ RANDOLPH VAN SLYCK BIRKENMEIER PAUL BIRKETT CHRISTOPHER BIRLEY-GUILLEMETTE SHANE RYAN BIRR THERESE LYNN BIRT RYAN MICHAEL BISAILLON JOSEPHINE BISCIOTTI CLAUDE BISE
ALEXANDER JAMES BISHOP BO G BISHOP BRIAN BISHOP CARRIE BISHOP CHANDLER BISHOP CHARLES ANTHONY BISHOP GABRIEL BISHOP GARRETT BISHOP JADEN OSH BISHOP JARED LEE BISHOP JASON C BISHOP JOSH BISHOP JULIAN SETH BISHOP MISTY A BISHOP RICHARD C BISHOP III
TAMMY LEE BISHOP TODD BISHOP BEN BARTHOLOMEW BISNETT BLAIR BISSETT III SARAH BISSING DARRIAN BISSON ROBERT BISSON NATHAN PHILLIP BISSONNETTE YOTHAWEE BISSONNETTE CHRISTINA BISTREK COURTNEY NICOLE BISTREK SANJIB BISWAS BRANDON BITTNER
JAXSON BITTON NATHAN R BITTON KARLA BITZ MICHAEL D BITZKY ADAM D BIVENS EMILY ALEXIS BIVENS MARK A BIVENS ANTONIO BIVINS TRYSTYN BIVINS RILEY GAGE BIXLER JAMES ARTHUR BIZZELL JASON L BIZZLE DAVID ROBERT BJORK ANDREW JAMES BLACK AUSTIN T BLACK
CASEY J BLACK COLTON ZEKE BLACK DANIEL BLACK ETHAN BRENT BLACK JASE TYLER BLACK JEFFERY NAZARETH BLACK JR MARIO L BLACK NICHOLAS RYAN CLAYTON BLACK OWEN BLACK RICARDO BLACK RICHARD SCOTT BLACK RONALD KEITH BLACK TOIWARN CORNELL BLACK
TREVOR W BLACK WILLIAM WAYNE BLACK BOBBY E BLACKBURN CONNOR EVERETT BLACKBURN DEREK DIJUAN BLACKBURN GARY R BLACKBURN J MICAH BLACKBURN MICHAEL E BLACKBURN DILLON R BLACKBURN-JONES AUSTIN LEVI BLACKMAN CHARLES JOHN BLACKMAN
COLBY MARTIN BLACKMAN DANIEL L BLACKMAN GEORGE BLACKMAN MICHAEL RAY BLACKMAN ROBERT C BLACKMAN STACY L BLACKMAN BROOKS WESLEY BLACKMER CHADLER BLACKMON CODY MASON BLACKMON ERIC S BLACKMON JORDAN ASHLEY BLACKMON SAMUEL R BLACKMON
TRENT MICHAEL BLACKSHARE DUSTIN BLACKSTOCK JOSEPH DEAN BLACKSTONE SETH CHRISTIAN BLACKSTONE THOMAS GREGORY BLACKSTONE BRANDON SHANE BLACKWELL BRYAN BLACKWELL CAMERON DEAN BLACKWELL GLENN J BLACKWELL GREGORY S BLACKWELL
JASON BLACKWELL KENNETH DAKOTA BLACKWELL MELISSA DAWN BLACKWELL SAMUEL FORREST BLACKWELL SCOTTY DEWAYNE BLACKWELL THOMAS BLACKWELL TRAVIS L BLACKWELL HUNTER DALE BLACKWOOD MATTHEW ALLEN BLACKWOOD VAN STEPHEN BLACKWOOD
SEAN BLAGDON DIANTE DAMIAN BLAIN ANDREW KEITH BLAIR CHRISTOPHER LAFEY BLAIR FISHER BLAIR JUSTIN T BLAIR KATIE RENEE BLAIR KYLE BLAIR RILEY MARSHALL BLAIR KEENAN BLAIS JON C BLAISDELL SONNY D BLAISDELL TYSON D BLAISDELL ZACKARY K BLAISDELL
RICHNEIDER YSAAC BLAISE AUSTIN STEVEN BLAKE HANNAH ROSE BLAKE JEFFREY R BLAKE JOHN JOSEPH BLAKE MITCHELL JOHN BLAKE NICHOLAS BLAKE JACKSON HARRIS BLAKELEY JOHN H BLAKELY RONALD JASON BLAKELY DARRELL E BLAKEMORE SHAWN BLAKENEY
TIMOTHY PHILLIP BLAKESLEE BRADLEY BLAKEY TY BRADLEY BLAKEY BRANDON AUSTIN BLAKLEY ROGER D BLALOCK CANDICE AKEMI BLAMEY JAIDEN S BLAMEY JESSE BLANCHARD KELLI BLANCHARD SHANE BLANCHER EMILY BLANCHETTE LUKE ALAN BLANCHETTE RYAN THOMAS BLANCHETTE
ENRIQUE BLANCO ERASTO MANUEL BLANCO ERIC M BLANCO FRANK J BLANCO ANGEL AURELIO BLANCO MANTILLA OSCAR BLANCO VANEGAS CADEN DANIEL BLAND CONNER BLAND MATTHEW BLAND MICHAEL BLAND SHERI LOUISE BLAND TYLER BLAND WALTER L BLAND
WILLIAM DOUGLAS BLAND JESSE BLANE RON BLANE GARRETT WAYNE BLANKENBECKLER BRANDON HEATH BLANKENSHIP CARR E BLANKENSHIP CHRIS LEE BLANKENSHIP CHRISTOPHER LATHAN BLANKENSHIP CLAYTON LEE BLANKENSHIP JASON D BLANKENSHIP KYLE BLANKENSHIP
RAPHAEL L BLANKENSHIP SAMMY L BLANKENSHIP SCOTT ALAN BLANKENSHIP JR TIMOTHY RAY BLANKENSHIP WILLIAM LAWSON BLANKENSHIP KENNETH A BLANKINSHIP STEPHEN JOSEPH BLANKLEY JAYDEN HENDERSON BLANSIT JACKSON L BLANTON JAMES SAMUEL BLANTON
MATTHEW THOMAS BLANTON VANESSA BLANTON HORACE BLATON ANDREW J BLATT DILLON BLATTER TODD A BLAUVELT TRACY MARTIN BLAXTON JUSTIN BLAYDES BRIAN WILLIAM BLAYLOCK LE'ARIAN MARKAILE BLAYLOCK BRYCE JOHN BLAZEK COLTON ALLEN BLAZEK BRETT BLEDSOE
ELIZABETH BLEDSOE MADISON BLEDSOE STEVEN WAYNE BLEDSOE KERNEIL BLENMAN CODY BLESSING AMBER LEE BLEVINS CALEB MICHAEL BLEVINS CARTER WILLIAM BLEVINS COLTON LANE BLEVINS ETHAN CRAIG BLEVINS JODY B BLEVINS MARC BLEVINS MATTHEW J BLEVINS
TY AUSTIN BLEVINS TRAVIS DALTON BLEWER HAYDEN NICHOLAS BLISS JUSTIN E BLISS MARIE BLISS RYAN MICHAEL BLISS MATTHEW BLITCH THOMAS A BLITCH JEFFERY ALLEN BLODGETT SCOTT WILLIAM BLOMQUIST JERRY LEE BLONDELL MICHELLE LYNN BLOOMER FREEMAN
JAMES W BLOSKIS JOHNATHON SCOTT BLOSSER RYAN J BLOSSER ADAM W BLOTTER MIKAYLA COLLEEN BLOTTER JAMI LOIS BLOUIN DAVID LEE BLOUNT KRISTINA BLUDAU BRYAR BLUE CHRIS EUGENE BLUE JAMES LAWRENCE BLUE TERRELL D BLUE TOMMY JASON BLUE GARRICK ARLO BLUEEYES
LYONEL BLUEEYES ANNABELLA BLUM AUTUMN DANIELLE BLUM DONNA BLUM ERIC D BLUM MATTHEW L BLUME ISAIAH KEITH BLUMENSHINE JOEL BLUMER DEAUNTIA EMARIO BLUNT ZACHARY WAYNE BLUST JASON E BLYSTONE RYLEY QUINN BLYSTONE DOMINICK REESE BLYTHE
TITO ARMANDO BOADA PACHECO AARON MICHAEL BOARD EZEKIEL DICKENS BOARD JOSEPH HAYDEN BOARD DAVID WAYNE BOATRIGHT BILLY A BOATWRIGHT IAN KRISTOPHER BOAZ TANIA BOBBI JOSEPH WAYNE BOBBITT SANDRA GUTOWSKI BOBBITT SLADE L BOBBITT DONALD G BOBENMOYER
JARED P BOCHENEK LAVERNE MITCHELL BOCHETTE ANTONI BOCHNIAK KRISTINE NICHOLE BOCK NICKOLAS DARLING BOCK TYLER J BOCK CRYSTAL BOCUS WAYNE BODDEN STEDMAN ADAM BODDIE EXAVIAN BODIFORD KATIE BODILY PATRICK ALLEN BODWELL DEBORAH JEANNE BOEHM
PAUL ALAN BOEHME QUINN BOEHME SHELBI LEE BOEHME COLLIN J BOEHMER GARRETT KENNARD BOELTER ROSS A BOELTER AMY BOER JENNIFER BOER CAMERON BOERBOOM DENISE B BOERST BRITTANY N BOFENKAMP J B BOGA SCOTT J BOGAN TROY S BOGAN ROBERT E BOGER
SHAWN M BOGGS WILLIAM ALEXANDER BOGGS BRIAN H BOGH CODY RUPP BOHACH TREY ALLEN BOHANAN MICHAEL SPENCER BOHANNAN CHRISTOPHER THOMAS BOHANNON TIMARA NICOLE BOHANNON SHANE M BOHATY JENNIFER BOHMAN BRIAN G BOHN SPENCER WILLIAM BOHN
KHAI BOI PATRICK BOILY LUCKSON BOINE CARL BOISSONNEAULT ELIJAH BLUE BOJORQUEZ RAYLENE MARIE BOKATH JUSTIN SCOTT BOKEL JOSEPH H BOLAM JR KAMERON GAGE BOLAM TYLER H BOLAN RICARDO BOLANOS BLAKE BOLAR STEVE BOLAR DANDRELLE MARVEZ BOLDEN
IAN WILLIAM BOLDEN JEREMY RAY BOLDEN KATRINA BOLDEN KEVIN LYNN BOLDEN JACOB ALLEN BOLDING JAMES ALLEN BOLDING BRODRICK HUNTER BOLDON MAXIME BOLDUC JONATHAN BOLE KEN MCNEIL BOLES JR JEREMY JAMES BOLHA JR ANDREW BOLIN SONNY L BOLIN
BO A BOLINSKY LUIS G BOLIVAR TIM BOLL JOHN WILLIAM BOLLICH TYLER DOUGLAS BOLLING JACOB HENRY BOLLINGER TAYLOR SCOTT BOLLINO ANDREW BOLLOM ROGER W BOLLS DOUGLAS BOLLUYT BRANDON BOLT BRANDON JOSHUA BOLTE BOBBY J BOLTON GARY L BOLTON
JORDAN KENT BOLTON ROBERT BOLTON RODNEY LANE BOLTON CLEBER BOLZON STREAMER L BOMAN JAMES C BOMAR JONATHAN BOMGARDNER JACOB THOMAS BOMKAMP BRYCE ROBERT BONANNO CHRISTOPHER BRADLEY BONAR KEVIN BONCARO WILLIAM A BONCZYNSKI
BENJAMIN K BOND STEPHEN A BOND TERRY EDWIN BOND ERIC R BONDS KYLEE CHRISTINE BONDS JORDAN R BONERTZ TAYLOR BONESTEEL REY JESUS BONET MARTIN ZACHARY BONETTE CAMERON L BONHAM DYLAN JOHNATHAN BONIFIELD ISAI NATANAEL BONILLA ORLANDO JAVIER BONILLA
JAMES L BONNER KELVIN A BONNER MARK J BONNER TWUN O BONNER BENJAMEN LEE BONNET RAUL BONNET BRANDON BONNETT LUCAS BONNOITT MELISSA BONNOITT ANTHONY ALLEN BONOMO SAMUEL BONSI JAMES R BONTE MINDY A BONTRAGER LESLIE P BONVILLAIN
DEORAJ BOOCHOON NICK BOODOO RICHARD ALISTER BOODRAM FREDRIC DALE BOOE III ROBERT CURTIS BOOE SARAH ANN BOOE DEVIN RILLEY BOOK BRUCE L BOOKER DARYL AARON BOOKER JASON JERMAL BOOKER JOHN ALLEN BOOKER JR KEISHA D BOOKER MAEGAN BRYNN BOOKER
ANTHONY DALE BOOKOUT SIVAKUMAR BOOMINATHAN ALLISON MICHELE BOONE CHARLES A BOONE JASON LAVON BOONE JOHNATHAN TYLER BOONE KELSEY ANNE BOONE REBECCA ANN BOONE MANIKANDAN B BOOPATHI V ANTHONY BOOTH JESSICA A BOOTH JOSHUA RYAN BOOTH
LORENZO E BOOTH RUSSELL RONALD BOOTH RYAN BOOTH TONY S BOOTH CARSON GRANT BOOTHE JEFFERY SCOTT BOOTHE JOHN A BOOTHE SCOTT R BOOTHE JAMES M BOOTS JOSHUA S BOPKO JONATHAN BORBA THOMAS H BORCHELT JORDON DOUGLAS BORCHERDING HUBER
CHARLES J BORDEN JASON WILLIAM JAMES BORDEN MATTHEW BLAKE BORDEN MICHAEL RYAN BORDENET ANDREW RICHARD BORDERS EMILIE J BORER LESLIE J BORER DAVID M BORGER BLAKE ANDREW BORGES JORGE LUIS BORGHES BRANDI M BORING BRYAN BORKENHAGEN
DAVID KYLE BOROUGHS ALAN IVAN BORQUEZ NICOLAS D BORRELLI FRED N BORT MARK BORTOLOTTO JEFFREY A BORTON JACK DAVID BORTS BRIAN P BOS STEVEN ROYLIN BOSCHULT BILLY EUGENE BOSH LONNIE D BOSHELL SCOTTY BOSHELL PECE BOSILKOVSKI JACOB BOSLEY
WILLIAM KEVIN BOSLEY CHRISTOPHER LOUIS BOSS SHANNON J BOSSARD JEFFREY BOSSERT CHRISTOPHER JON BOSSMAN ABDUL QAUOM BOSTAN-ALI JUSTIN KEITH BOSTIC ANTWAAIN D BOSTON SR DARREL BOSTON RAYMOND HENRY BOSTON RONALD JUSTIN BOSTON STEVEN E BOSTON
ADAM GILBERT BOSTWICK JACK PATTERSON BOSWELL KENNETH CRAIG BOSWELL MARIDETH BOSWELL RANDY D BOSWELL KODJO OPOKU BOTCHWAY SHERIFF BOTCHWAY DAVID ALAN BOTELHO SR AUSTIN TYLER BOTICA DANNY LARENZO BOTT TYSON BOTTERILL JEFFREY D BOTTI
CHRISTOPHER EARL BOTTOM ROBERT BOTTOMS MOHAMED RACHID BOUAB SOURIPHAN BOUAPHASEUTH MOUSSA BOUASSABA DENNIS E BOUBIN CODY ALAN BOUCHER JOSEPH ALLEN BOUCHER BENJAMIN THOMAS BOUCK ADAM BOUDREAU ALLEN J BOUDREAU JAMES MICHAEL BOUDREAU
JAMES BOUDREAU MICHEL J BOUDREAU PETER O BOUDREAU STEVE P BOUDREAU GREG BOUDREAUX KAMY ANN BOUDREAUX SETH MICHAEL BOUDREAUX RICKY J BOUGHTON SABRENA LAURINE BOUKNIGHT BRADEN CHARLES BOULAY DANIEL THOMAS BOULGER ANDREW ROBERT BOUNDS
BREANNE YVETTE BOUNDS CHRISTOPHER E BOURASSA ROBERT M BOURASSA MICHEL R BOURELLE BARRY BOURGEOIS ELIZABETH S BOURLAND BRIAN BOURQUE BRUCE DAVID BOUSQUET JR NICOLAS BURTON BOUSQUET RANDY A BOUTET BRYAN BOUTILIER CHRIS BOUTIN
PATRICK SHELDON BOUTON BARBARA J BOUXSEIN CARTER M BOVA JAMIE BOVAIRD ERICA L BOVEE MICHAEL B BOVIN KENNAN S BOWDEN RYAN A BOWDEN DEVIN LOUIS BOWDREN KEVIN BOWE AUSTIN BOWELL CODY BOWEN KIA BOWEN KIMBERLY KAY BOWEN SEAN BOWEN
CECIL BOWER KEENAN ANTHONY BOWER MATTHEW BOWERMAN BLAKE ALAN BOWERS BRIAN WADE BOWERS DOTY JO BOWERS ERIC MARTIN BOWERS JACOB BOWERS JUSTIN D BOWERS KYLE LEE BOWERS ROBERT R BOWERS RYAN BOWERS TYLER DEAN BOWERS CHRISTOPHER BOWES
LANCE CHRISTIAN BOWLES TASHA JANE BOWLES WILLIAM JACKSON CALVERT BOWLES CONNER J BOWLINE ADAM C BOWLING ALEX R BOWLING BRIAN A BOWLING DALTON LEE BOWLING DEWEY J BOWLING JACOB DEWAINE BOWLING KEVIN ODELL BOWLING MARSONE BOWLING
BRADD A BOWMAN CARTER WILLIAM BOWMAN JAMES C BOWMAN JAMES BOWMAN LEVI WINSTON BOWMAN MAXON CURRY BOWMAN PATRICK K BOWMAN RYAN TODD BOWMAN SHANNON D BOWMAN SUMMER RAYNE BOWMAN TRISTAN BOWMAN KAROL ANN FRANCES BOWMAN TUKE
ALEXANDER BOWN JAMES A BOWN MALLEKAI JAMES BOWN ETHAN G BOWSER GEMINI BOWSER REBECCA BOWSER CARI L BOX DEVONA CAROL BOX JEFFREY DANIEL BOX SAMUEL E BOX DEAN BOXALL ALAN LESLIE BOXX DAVID BOYCE JAYLEN RAY BOYCE JENNIFER BOYCE MELISSA BOYCE
MIKHAIL MIKHAYLOVICH BOYCHUK AARON BOYD ALANDIS E BOYD ALEXANDER B BOYD ASHTON BRILEY BOYD BLAKE ALAN BOYD BO A BOYD BOBBY C BOYD BRIAN ONEIL BOYD CADE RICHARDSON BOYD CODY BOYD COLTEN HEATH BOYD CRAIG D BOYD DAVID S BOYD III DUSTIN BOYD
GREGORY PAUL BOYD IAN B BOYD JEFFREY DEAN BOYD JESSICA BOYD KEVIN BOYD MARCUS DAMON BOYD MARK A BOYD MAURICE BOYD JR MELISSA S BOYD NOAH MICHAEL BOYD PATRICIA M BOYD ROBERT B BOYD SETH BOYD TAYEDEN LAMAR BOYD TERRY L BOYD TORRELL OMORO BOYD
TROY LEON BOYD WILLIAM J BOYD BETH ANN BOYER CHARLES RICHARD BOYER JAMES ALLAN BOYER JEREMY MICHAEL BOYER KEITH ORLANDO BOYICE II STEPHANIE NICOLE BOYLE CHARLES DEN BOYLES KATHRYN BOYLES PHILLIP RYAN BOYLES WILLIAM CURTIS BOYLES JACOB D BOZARTH
JOSHUA ALAN BOZARTH ANNMARIE BOZEK CHRISTOPHER A BOZEK DALE BRABBLE TRINA A BRABEC IAN DANIEL BRACAMONTES BRIANNE LEIGH BRACCO GEORGE BRACEWELL ALLEN G BRACEY DANAI C BRACEY DEBORAH K BRACK WILLIAM H BRACK ALICIA YVETTE BRACKEN
DOMINIC L BRACKENS MITCHELL ALLEN BRACKETT JUSTIN DARRYL BRACKNELL DAKOTA BRADBURN JEREMY HUNTER BRADBURN MICHAEL H BRADBURY SHELTON H BRADBURY CODY BRADD DAVID DEWAYNE BRADDOCK RYAN J BRADDOCK CHRISTOPHER B BRADDY DARRELL BRADEN JR
JESSE BRADEN ROBERT P BRADEN ADAM BRADFORD CHRISTOPHER BRADFORD DARA MCKAY BRADFORD EUGENE N BRADFORD GARY BRADFORD JACOB DANIEL BRADFORD JASON A BRADFORD JONATHAN JACOB BRADFORD LANDON JARED BRADFORD LOTTIE BRADFORD
ZACKARY STERLING BRADFORD ASHLEIGH CAROL BRADLEY BEAU MORGAN BRADLEY CASEY SCOTT BRADLEY CHAD RAY BRADLEY CORY BRADLEY CURTIS SCOTT BRADLEY HELEN RUTH BRADLEY JAKE BRADLEY JAMES S BRADLEY JONATHON ERIK BRADLEY JOSEPH BRADLEY
MATTHEW CLAY BRADLEY MICHAEL PAUL BRADLEY NATHANIEL SHAWN BRADLEY OLIVIA JASMINE BRADLEY PAUL ELY BRADLEY SARA BRADLEY TREVANTE ALEXANDER BRADLEY TROY D BRADLEY ZACHARY TYLER BRADLEY DYLAN P BRADOC JOSHUA P BRADOC JOSHUA ONEIL BRADSHAW
LAURA M BRADSHAW MARIA SUZANNA BRADSHAW MATTHEW T BRADSHAW BRETT E BRADY JUSTIN TRAVIS BRADY LINDSAY CAROLINE BRADY MCKENZIE HYDE BRADY TRAVIS A BRADY TYLER BRADY RHIANNON LEIGH BRAGG JACOB PAUL BRAGWELL ROBERT BRAID DAUDA BRAIMAH
PHILIP J BRAIN NATHAN MICHAEL BRAKER TREMAINE BYRON BRALEY CHAD M BRAMER JACOB ALAN BRAMER KODEY BRAMLETT MATTHEW A BRANAM JAMES D BRANCH JOHN R BRANCH KELLY G BRANCH ELAINE ESTHER BRAND LANDON P BRAND PAUL BRAND TIMOTHY CALEB BRAND

JOSEPH E BRANDENBURG GREGORY J BRANDL TRICIA A BRANDL AARON TYLER BRANDON BRANTLEY KYLE BRANDON DONNA J BRANDON JOHN W BRANDON JORDAN BRANDON JUSTIN M BRANDON CLINTON DOUGLAS BRANDT DAVID BRANDT JASON C BRANDT JERRY W BRANDT
SARA C BRANDT TIMOTHY BRANDT CORTNEY BRANHAM JAMES LEONARD BRANHAM JERROD BRANHAM JESSE ELIAS BRANHAM LANDON JAMES BRANHAM JACOB LEE BRANNAN WILLIAM H BRANNOCK ELIJAH KEITH BRANNON ANDREW RYAN BRANSON RYAN L BRANSON STEVE ANN BRANSON
THOMAS M BRANT DEBORAH LYNN BRANTLEY KIRK R BRANTLEY LEAH P BRANTLEY RAYMOND E BRANTLEY REGINALD ROZELL BRANTLEY RICHARD TILMAN BRANUM III MICHAEL R BRANZ BALDEV BRAR BRENDAN BRAR RUSSELL BRAR SUKHJOT BRAR JOHN P BRASELL TIFFANY L BRASELL
AUSTIN LEE BRASFIELD HUNTER BLAKE BRASFIELD CANDI LYNN BRASHER JACOB AARON BRASHIER MANUEL BRASIL DREW NELSON BRASINGTON JASON BRASS HARRISON MONTGOMERY BRASSEUR JEFFREY S BRASSEUR NOAH MICHAEL BRASSEUR AARON BRASSFIELD JEREMY BRASWELL
LINDA D BRASWELL AUSTIN RAY BRATCHER JACOB COLE BRATCHER KEVIN R BRATCHER MYRNA BRATHWAITE JEREMY MICHAEL BRATTAIN IAN BRATTON WHITNEY NICOLE BRATTON MICHAEL CHARLES BRATZ CRYSTAL BRAUD RICHARD O BRAUER ERIC J BRAUN GREGORY A BRAUN
JACOB BRAUN JOSEPH C BRAUN JR JUSTIN BRAUN SIMON BRAUN TERRELL BRAUN JARED J BRAVEBOY BARTOLO BRAVO CHRISTIAN ANGEL BRAVO NORBERTO CASIMIRO BRAVO ANTONIO BRAVO PEREZ RYAN BRAWLEY EVAN M BRAWNER HUNTER HUTSON BRAWNER LARRY R BRAWNER JR
SAMANTHA M BRAWNER ANDREW BRAXTON MIKE W BRAXTON BOBBY JOE BRAY CHRISTY LYNN BRAY CONRAD CHARLES BRAY DESAREA SHERICE BRAY JERRY BRAY JESSE BRAY NATHAN P BRAY RICHARD AUGUSTUS BRAY SAVANNAH R BRAY LUKE ANTHONY BRAZAS HUNTER DYLAN BRAZELL
CAMERAN MICHAEL BRAZIEL JARED BRAZIEL JOSHUA MICHAEL BRAZIEL ALLEN E BRAZIER II PATRICK NEAL BRAZIER BRIAN B BREACH CALIN BREAHNA MIGUEL BREAU STEPHANE BREAU BRAD BREAUD CLARISSA A BREAUX JEFFREY S BREDEHOFT AMY J BREDEMEYER CARL W BREDEMEYER
ALEX EZEKIEL BREECK DAVID WAYNE BREED TERRY L BREEDEN WILLIAM REED BREEDEN ALEXANDER RYAN BREEDING MATTHEW BRANDON BREEDING TRAVIS WILLIAM BREEDING MICHELE L BREEN DAVID A BREES LORI BREES KAITLYN MARIE BREININGER THOMAS BREITKREUTZ
DEVIN S BREIVA CLAYBORN BRELAND JOSEPH M BRELAND MATTHEW BREMSETH NATALYA BRENICH CHRISTOPHER J BRENNAN DALTON MATTHEW BRENNAN DANIEL E BRENNAN JASON BRENNAN WILLIAM BRENNAN NICHOLAS WAYNE BRENNER KALEB B BRENTS CHRISTOPHER BRESTER
KURTIS BRETEY PAUL B BRETSCHNEIDER AUSTIN D BRETTSCHNEIDER BILL D BREWER DAMIAN CORTEZ BREWER ETHAN MICHAEL BREWER JAMES W BREWER JARED KYLE BREWER JEREMY BREWER JEREMY BREWER JONATHAN L BREWER KATELIN FAITH BREWER LARRY JAMES BREWER
MICHAEL R BREWER PHILLIP W BREWER ROSE MARIE BREWER SEAN MICHAEL BREWER WALTER EUGENE BREWER WILLIAM BREWER BLAZE ALEXANDER BREWINGTON CHRISTINA M BREWINGTON TANNER CHARLES BREWINGTON - DE ANGELIS CODY WES BREWSTER
TREASURE UZE ROLADA BREWSTER MATTHEW BREYER DANIEL BREZEALE MARTIN BRIAND TOMAS BRICENO RAMOS GAURAV BRID SEBASTIEN BRIDEAU JOHN MICHAEL BRIDGEFORTH MALCOLM JAMAR BRIDGEFORTH JORDAN HUGHES BRIDGEMAN ANTHONY W BRIDGES CHLOE KRISTIN BRIDGES
CLIFTON R BRIDGES DAVID W BRIDGES DIRK WAYNE BRIDGES MADISON NICOLE BRIDGES MARY B BRIDGES ALEX R BRIEL BRIAN PATRICK BRIENZA ANGELO MAURIZIO BRIENZO AMBER NICOLE BRIGGS BODEAN N BRIGGS CALEB JAMES BRIGGS GREG BRIGGS JOSEPH C BRIGGS
TODD EDWARD BRIGHAM BRENDON K BRIGHT DAPHNE A D BRIGHT ROBERT CORDARO BRIGHT TIMOTHY LEE BRIGHT STEVEN L BRIGHTWELL JARED A BRIGNER JAMES ADAM BRILEY RONALD J BRILEY DAVID G BRILL JONATHAN WILLIAM BRIMER KITTY BRIN CASSANDRA BRINDOWSKI
CEDRIC BRINE PAULO SERGIO BRINGHENTI LASCOSQUI BENJAMIN BRADLEY BRINK CODY DALE BRINK KLARK D BRINKERHOFF MICHAEL NEAL BRINKLEY WILLIAM BRINLEY BILLY CLAYTON BRINSON GERALD BRINSON JORDAN PINON BRION BRANDON JO BRISENO ANDREW DANIEL BRISSON
THOMAS BRISTOL CHRIS BRISTOW ROBERT L BRISTOW ANTHONY BRITO GERALD L BRITO GREGORY L BRITT LORIN CARL BRITT RYAN BRITT AARON L BRITTAIN BRANDON RAMON BRITTON BRYAN BRITTON CHANCELOR MILES BRITTON DARRELL MATTHEW BRITTON SUSANNA GRACE BRITTON
WILLIAM FREDERICK BRITTON BRIAN C BRIZENDINE ELIZABETH BRKIC DAWSON LEE BROACH JEREMY BROACH JUSTIN B BROACH JUSTIN TYLER BROACH KENNETH EDWARD BROAD FORREST M BROADHEAD MATTHEW N BROADHEAD CODY BROADRICK CLINTON WALKER BROADUS
JASON L BROADUS RUSTY L BROADUS TAYLOR J BROADUS TIMOTHY W BROADWELL JUSTIN CHRISTOPHER BROCCOLI CHADWICK J BROCK CHRISTOPHER M BROCK DAVID N BROCK III GAVIN BROCK JAROD MICHAEL BROCK JASON M BROCK MICAH ELI BROCK MISTY STRICKLAND BROCK
RICHARD FRANCIS BROCK ROBERT M BROCK ROSEANNE MICHELLE BROCK STEPHEN RAY BROCK TERRY JO BROCK ZACHARY DARRELL BROCK SPENCER JAMES BROCKDORFF THOMAS JERUAD BROCKINGTON TIMOTHY BROCKINGTON DEMARIO DEJEAN DENTON BRODERICK PETER J BRODERICK
DEREK LEE BRODERS JESSE BRODHAGEN KELLY JOE BRODIE HEATH J BROEKEMEIER MARLON W BROEKEMEIER DONALD M BROGAN ADAM ALEX BROGDEN KERI J BROGREN RYAN M BROGREN NICOLE ANN BROH MICAH MACKENZIE BROMLEY QUINCEY LAMONT BRONER BRANDON BRONSON
KEVIN BROOK JOSEPH BROOKE REID BROOKES JOSEPH K BROOKINS ADAM W BROOKS BRANDON PAUL BROOKS BRIAN NATHAN BROOKS CALVIN L BROOKS CHRISTOPHER A BROOKS CHRISTOPHER CHANCE BROOKS CHRISTOPHER LATHAN BROOKS DANE LAWRENCE BROOKS
DANIEL L BROOKS DYLAN BROOKS JACOB TODD BROOKS JACOB BROOKS JEREMY D BROOKS JESSE M BROOKS JOSHUA PHILIP BROOKS JOSHUA R BROOKS JUSTIN LAYNE BROOKS JUSTIN SHAUN BROOKS KAILIB BROOKS KATHLEEN LOUISE BROOKS KERRY L BROOKS KIMBERLY ANN BROOKS
MATT BROOKS NATHAN ZANE BROOKS PHILIP B BROOKS RONNIE L BROOKS RYAN L BROOKS SHAUN R BROOKS SHAWN MICHAEL BROOKS TALESHA SHANE BROOKS TODD S BROOKS TROY A BROOKS III CURTIS BROOM JR HARRY CHARLES THADDAEUS BROOMALL RONALD SCOTT BROSAN JR
DEREK FABELA BROSS BRANDON SHANE BROSSETT ISAAC QUADE BROTHERS JASON BROTHERS JOSHUA CRAIG BROTHERS NOAH BROTHERS RICKY R BROTHERS JR BRUCE F BROTHERSEN JEFFERY ALLEN BROUGH RUSSELL A BROUGH SUSAN BROUSSARD HANNAH BROUSSEAU
LEANDRE D BROWDER WILLIAM GRANT BROWDER DANIEL R BROWER ALAN L BROWN ALEXANDER J BROWN ALEXANDER M BROWN ALEXIS HAMBY BROWN ALYSSA BROWN ANDREW LEWIS BROWN ANDREW RYAN BROWN ANSON BROWN ANTHONY C BROWN ANTHONY BROWN
ASHLIE MAGEE BROWN ASHTON LEE BROWN BENIQUEZ JACOI BROWN BENJAMIN M BROWN BETH M BROWN BRENDAN MICHAEL BROWN BRET L BROWN BRIAN RAY BROWN BRITTANY K BROWN BRYAN M BROWN CAMERON ALAN BROWN CARL BROWN CASSIDY BENSON BROWN
CATHY JO BROWN CHAD DANIEL BROWN CHAKESTEIN CHAVON BROWN CHARLES JEREMIAH BROWN CHRISTIAN TERRELL BROWN CHRISTOPHER A BROWN CHRISTOPHER BROOKS BROWN CHRISTOPHER RILEY BROWN CHRISTOPHER S BROWN CHRISTOPHER T BROWN CODY DAVID BROWN
CODY J BROWN COLBY TRENT BROWN COLBY BROWN COLIN BROWN CONOR LEROY BROWN CORY D BROWN DANIEL E BROWN DANIEL TYLER BROWN DANNY BROWN DAVID BROWN DEVEN RYAN BROWN DEVEN BROWN DILLON TROY BROWN DOMINIC A BROWN DOUGLAS K BROWN
DRAKE WYATT BROWN DUMES A BROWN DUSTY RAY BROWN DYLAN J BROWN DYLAN KEITH BROWN DYLAN MICHAEL BROWN ELYSE R BROWN FREDERICK DEMETRIUS BROWN GREGORY BROWN GRETA O BROWN GUY BROWN HANNA MICHELLE BROWN HAYDEN C BROWN HOWARD K BROWN
JACOB GUY BROWN JAKOB HAROLD BROWN JAMES A BROWN JAMES A BROWN JAMES A BROWN JAMES MATTHEW BROWN JAMES TYRELL BROWN JAMES BROWN JARED BROWN JASON H BROWN JASON ROBERT BROWN JEFFERY DWIGHT BROWN JEFFERY S BROWN JEFFERY WAYNE BROWN
JEFFREY A BROWN JIMMY RICHARD BROWN III JO JULIET BROWN JOHN T BROWN JONAH LEE BROWN JONATHAN DAKOTA BROWN JONATHAN MICHAEL BROWN JOSEPH LANE BROWN JOSEPH NATHANIEL BROWN JR JOSEPH R BROWN JOSHUA A BROWN JOSHUA LYNN BROWN
JUSTIN ALLEN BROWN KALEB ZACHARY BROWN KEITH S BROWN KENDELL M BROWN KENDERICK L BROWN KEVEN DERELL BROWN KEVIN TYLER BROWN KINTERRIUS ANTWON BROWN KOLBY W BROWN LARRY O BROWN LELAND AUSTIN BROWN LENNIS M BROWN LISA A BROWN
LOGAN JAMES BROWN LORI ANN BROWN MAC ANTHONY BROWN MARCUS A BROWN MARCUS B BROWN MARLENE BROWN MARVIN EDWARD BROWN MATT BROWN MATTHEW E BROWN MATTHEW MCCARL BROWN MATTHEW T BROWN MAUREEN LYNN BROWN MEGAN ELAINE-
KERSHUL BROWN MICHAEL EDWARD BROWN MICHAEL R BROWN MICHAEL T BROWN MICHAEL BROWN NATHAN BROWN NEIL A BROWN NELSON W BROWN NICKOLAS J BROWN NICOLE TEREECE BROWN PAULA L BROWN PHILLIP BROWN RACHELLE LYNN BROWN RAYMOND WILLIAM BROWN
RICHARD WILLIAM BROWN ROBERT S BROWN ROBERT BROWN ROGER DALE BROWN ROGER BROWN RUSSEL ALAN BROWN RUSSELL H BROWN RUSSELL THEODITH BROWN RYAN BROWN SARAH BROWN SEAN E BROWN SHAQUETTA SYMONE BROWN SHAWN KEITH BROWN SHAWN P BROWN
SIERRA MADISON BROWN SKYLER BROWN SONNY LEE BROWN STEPHEN BROWN STEVEN EDWARD BROWN STEVEN LEE BROWN TALON SCOTT BROWN TANNER M BROWN TANNER BROWN TAYLOR J BROWN THOMAS W BROWN TIFFANY M BROWN TIMMY BROWN TIMOTHY GLEN BROWN
TIMOTHY WADE BROWN TOMMY RAY BROWN TRACY L BROWN TRENTON JOSEPH BROWN TREY DONAVIN BROWN TRICIA BROWN TYLER JOEL BROWN WALTER A BROWN II WESLEY CLAYTON BROWN WILEY ONEAL BROWN WILLIAM DAMON BROWN JR WILLIAM M BROWN WILLIAM BROWN
ZACHARY P BROWN ZACKARY AUSTIN BROWN LEVI E BROWNFIELD MATTHEW WILLIAM BROWNFIELD BOBBY LEE BROWNING BRANDON LEE BROWNING KIMBERLY M BROWNING LARRY W BROWNING NATHAN D BROWNING BRIAN BROWNLEE JOHN TROY BROWNLEE
JUSTIN ALEXANDER BROWNLEE STEVEN W BROWNLEE LINDSAY BROWNLEY JOHN CONNOR BROWNRIGG STEVEN BROWNRIGG JUSTIN W BROXTON ROBERT C BROYHILL CHANCE BROYLES CALEB E BRUBAKER ERIC C BRUBAKER CHRISTOPHER S BRUBECK BRIAN BRUCE DAVID ARTHUR BRUCE
NICHOLAS DAMON BRUCE WILLIAM KEITH BRUCE STEVEN ANTHONY BRUCK JAY ROBERT BRUEGMAN JEFFERY PETER BRUER KATRINA L BRUHN CARL BRUINSMA JAMES CRAIG BRUMBELOE COURTNEY LYNN BRUMLEY BO M BRUMMELS CORY A BRUMMELS JORDAN J BRUMMELS
JOHN E BRUMMET DOUGLAS BRUMMETT JOSHUA C BRUNELLE JASON P BRUNER MICHAEL BRUNER RYAN BRUNER SYDNEY BRUNER TRACEY A BRUNER JEANNINE MARY BRUNET RICKARD BRUNET MATTHEW BRUNI JOEL P BRUNING MICHAEL ALLEN BRUNNER SHANNON ALEXANDRA BRUNNER
CHRISTOPHER J BRUNS NEIL J BRUNS RANDALL K BRUNS THOMAS BRUNSWICK ISAAC H BRUNT ALAN MICHAEL BRUTON ALEXANDER C BRUTON PADEN TRENT BRUTON DEVEN T BRUTSMAN BRANDON JOSEPH HUNTER BRYAN JOSHUA CHARLES BRYAN KADEN SEAN BRYAN TIMOTHY DALE BRYAN
AMBER VELIKA BRYANT AMY LEANN BRYANT BRIAN LEE BRYANT DON ALLEN BRYANT ELISHA BRYANT ELIZABETH PAIGE BRYANT ERIC FITZGERALD BRYANT HAROLD EUGENE BRYANT HEATH W BRYANT HERMAN R BRYANT JR JACOB NATHANIEL BRYANT JASON K BRYANT JEFFREY L BRYANT
JIMMY RAY BRYANT JORDAN B BRYANT KALEB ANDREW BRYANT KIANA O BRYANT LARRY D BRYANT MARANDA M BRYANT NOAH CHADWICK BRYANT PATRICK BRYANT RAYMOND BRYANT TIMOTHY BRYANT WAYNE NEWTON BRYANT CHARLES J BRYEANS KRISTIE MICHELLE BRYMER
ANDREW BRYSON CODY BRYSON JERRY E BUBLITZ TREVOR BUBLITZ RICHARD J BUBNIAK THOMAS J BUBNIAK JONLUCA BUCCI NICK A BUCCI CHARLES R BUCCIERI LINDEN BENJAMIN BUCCINO ANDREW PARKS BUCHANAN BRENTON BUCHANAN BRIAN M BUCHANAN
COLLIN JOSEPH CARON BUCHANAN DANIEL SCOTT BUCHANAN II DEREK CHANEY BUCHANAN HAROLD DUDLEY BUCHANAN JR HUNTER BUCHANAN JACK BUCHANAN JERRY STEPHEN BUCHANAN JOSHUA ALAN BUCHANAN JOSHUA L BUCHANAN BILLY GUY BUCK CALE DONALD BUCK
CARL G BUCK EDWARD J BUCK KYLE JOSEPH BUCK RYAN BUCK TONY PAUL BUCK WILLIAM ANTON BUCKENDAHL JOSEPH WILLIAM BUCKLAND DEREK BUCKLER ANTHONY M BUCKLEY BRADY BUCKLEY BRYCE ERIC BUCKLEY DEWAYNE LEE BUCKLEY JAMES T BUCKLEY THOMAS JOHN BUCKLEY
TYLER BUCKMIRE ADAM RICHARD BUCKWALTER CARSON BUCKWAY CHAD J BUCKWAY TARA LYN BUCKWAY CONNOR OWEN BUDD ANTHONY S BUDDE RONALD R BUDDIE JR SEAN P BUDINICH TREVOR DILLAN BUDINICH MARK W BUDNICK ABIGAIL KATHRYN BUECHELE BRYAN BUECHLEY
BEAU GARRETT BUELL TIFFANY LYNN BUELL TY COOPER BUELL CODY JOSEPH BUENERKEMPER ALFONSO ENRIQUE BUENO HARALD ERNST BUERGER SAMUEL BUERNOR ASHTON HARPER BUFFINGTON TIMOTHY G BUFFINGTON SARAH LOUISE BUFFY JOHN THOMAS BUFORD JR PERRY LEE BUFORD
ROBERT K BUGG CARSON KEITH BUGHER TYSON LEE BUGIS MICHAEL BUGOS ALEXANDER NICHOLAS BUHLE DUSTIN J BUIST ADAM BUKACZ NICHOLAS BUKACZ OLEG A BULANOV SARAH D BULGARELLA HUNTER BULL SHAUNTEL LARRY BULL BROCK MICHAEL BULLARD CAREY W BULLARD
DANIEL LEE BULLARD TATE TINSLEY BULLARD ZACHARY DYLAN BULLARD STEVEN R BULLER CHRISTOPHER A BULLINGTON JOHN A BULLINS BRIAN STEVEN BULLOCK EVERETT BULLOCK JAMES R BULLOCK RICKY T BULLOCK TANNER B BULLOCK ZACHARY BULLOCK MICHAEL BULMER
CHARLES PARKER BULSON LINCOLN WILLIAM BULTEMEIER DUSTIN MICHAEL BUMBALOUGH KAYLEIGH ALYSA BUMBARGER BRETT DURAN BUMGARDNER SHELBIE LEIGH BUMGARDNER JAMES BUMPASS ROBERT R BUMPURS MATTHEW BUNCH STEPHEN M BUNCH JEREMY S BUNDY
KYLE WAYNE BUNDY TIMOTHY M BUNDY WILLIAM D BUNGER PAMELA BUNKELMAN WILLIE EDWARD BUNTING III JOHN ANTHONY BUNTON CESAR ANTONIO MENDOZA BUOL KIRA LEA BUOL JENNIFER DENISE BUONCUORE MANOJ K BURADA JAYE M BURAS ANTHONY BURBACH
BROOKS J BURBACH JESSE E BURBACH BRENNAN CRAIG BURBANK TATE J BURBANK ANITA KNIGHT BURCH CHRISTOPHER A BURCH CHRISTOPHER ALAN BURCH HOUSTEN WAYNE BURCH JUSTIN T BURCH NOLAN CHRISTOPHER BURCH ROBERT LEE BURCH TAYLOR BRENT BURCH
BRAYDEN RYAN BURCHAM GEORGE WILLIAM BURCHAM III JOHNATHAN BURCHAM JOSHUA ALLEN BURCHAM TERRY D BURCHAM AMANDA L BURCHELL LUCAS W BURCHETT NICHOLAS K BURCHETT NATHAN BURCL GREGORY LUKE BURD JESSICA LIZZETTE BURDACKI
KERSTYN GAYE VELAZQUEZ BURDEN RONALD E BURDETTE WAYNE DURANT BURDETTE JR DAVID THEODORE BURDICK LOGAN BURDIN BRADLEY JAMES BURDITT JONATHAN L BURFORD STEPHEN KALEB BURFORD DUSTIN BURG EDWARD D BURGE NICHOLAS WILLIAM BURGE
COLE WILLIAM BURGESS DRAYSON HUGH BURGESS JAMIE M BURGESS JUSTIN SCOTT BURGESS STEPHEN SHANE BURGESS TARON LANEAR BURGESS TATE JONATHON BURGESS TYLER WAYNE BURGESS JORDAN I BURGETT COLE ROBERT BURGGRAVE TOM E BURGIN FREDWIN ORTIZ BURGOS
JOSEPH HECTOR BURGOS PEDRO A BURGOS DAVID BURILA ANDRES BURITICA BRANDEN JOE BURK ROBIN BURK DANIEL KENNETH BURKARD KENNETH J BURKARD ALEXANDER BURKE ALISTAIR BURKE ANGELA E BURKE AUSTIN BURKE CHRISTOPHER M BURKE CLINTON E BURKE
COREY J BURKE DAREN MATTHEW BURKE DEREK A BURKE ERIC C BURKE JEFFREY LELAND BURKE MATTHEW J BURKE NICOLE CLARICE BURKE PAYTON R BURKE RICHIE D BURKE SHELLY BURKE STEPHEN R BURKE TAMMY BURKE ZANDER REED BURKE ARTHUR LEE BURKES
MICHAEL RAY BURKES DONALD G BURKETT SAMANTHA BURKETT MATTHEW BURKEY NICHOLAS R BURKEY LAWRENCE E BURKHALTER MITCHELL WILLIAM BURKHALTER MICAH GABRIEL BURKHARDT BRIAN ROBERT BURKHART DARRIN GENE BEESON BURKHART ERIN ELIZABETH BURKHART
STACY R BURKHART SUZANNE MICHELLE BURKHART AUSTIN TAYLOR BURKHEAD BRIAR ALEXANDER BURKHEAD FRANKIE BURKHEAD MARY BURKHOLDER PHILIP OWEN BURKHOLDER WILLIAM LEROY BURKHOLDER BARNEY B BURKS IV TYLER LYNN BURKS WARREN SHEA BURKS
RYAN BURLEIGH SAMUEL JOSEPH BURLESON THOMAS BURLINGHAM KAESON SCOTT BURN QUINTEN BURNES WILLY H BURNES AUSTIN MICHAEL BURNETT DUNCAN ALAN BURNETT GREGORY A BURNETT JAYDAN BURNETT JONATHAN BURNETT KEVIN NA BURNETT MICHAEL F BURNETT
RYAN BURNETT TERRY JOE BURNETT TODD BURNETT TRACY M BURNETT CHRISTOPHER BERNARD BURNETTE JANET DELIN BURNETTE LAUREN JELLISON BURNHAM THOMAS L BURNHAM JR BLAKE BURNS BRANDON L BURNS CHADWICK R BURNS CHRISTOPHER DEAN BURNS DAVID K BURNS
DELIA P BURNS FAITH BURNS GABRIEL BURNS GREGORY GENE BURNS JACK HENRY BURNS JAMES M BURNS JAMES BURNS JEFFERY SCOTT BURNS JEFFERY BURNS JONATHON LYNNE BURNS JUDITH ELAINE BURNS KELLY R BURNS LORI A BURNS NATHANIEL BURNS NICHOLAS K BURNS
SETH BURNS TRENTON LEE BURNS WESLEY J BURNS MAX O BURNSIDE SHAD SHAIN BURNSIDE ASHLEY NICOLE BURR RONALD A BURR CORY R BURRAN MICHAEL L BURRAN CONNIE THALIA BURRELL ERICA CHANNELL BURRELL KEYVONTA ERIC BURRELL LONNIE C BURRELL SHANE D BURRELL
WILLIAM J BURRELL DARRELL A BURRESS BRYCE ALEXANDER BURRIS DAVID M BURRIS CHRISTIAN SCOTT BURROUGHS RICHARD S BURROUGHS TERRY LEE BURROUGHS XAVIER FITZGERALD BURROUGHS DAMON E BURROW FLOYD LEON BURROW III JOSHUA TURNER BURROW
JACK HENRY BURROWS JORDAN C BURROWS JORDAN BURRUP CHASE ORION BURRUSS ADAM BURSLEY KYLE GENE BURSON AMANDA MARIE BURT JEREMIAH M BURT JORDAN BURT NATHAN S BURT RANDY A BURT AMY LYNN BURTON AYANNA BURTON CALE ANTHONY BURTON
CHARLES ELBERT BURTON EDWARD A BURTON GEORGE THOMAS BURTON JR HAYDEN GRACE BURTON JEREMY D BURTON JULIE BURTON LANE MICHAEL BURTON MATTHEW GLEN BURTON MICHAEL J BURTON SHANNON D BURTON STEPHEN TYLER BURTON STEVE EDWARD BURTON
TIMOTHY ORION BURTON CHASE T BURWELL DOUGLAS JOHN BURWELL JOHN P BURWELL MURLIN E BURWELL JR MICHAEL BURZLAFF OMOTOYOSI BUSARI ANDRE BUSBY CHANDLER NATHANIEL BUSBY MARCUS BUSBY JOSEPH E BUSCH SAMUEL JAMES BUSCH KIESA ELISE BUSCHBAUM
LISA A BUSENBARK JEFFERY B BUSER BRANDON LAMONT BUSH DARRIN C BUSH ERIC BUSH GEORGE WESLEY BUSH KARLEY BLAIR BUSH KERI MICHELLE BUSH MICHAEL JOE BUSH RICKY BERNARD BUSH RYAN W BUSH TRAVIS BUSH TRISTAN BUSH TRYSTAN ALAN BUSH BRETT J BUSHA
DANIEL BUSHALLOW ERIC CARL BUSHARD CARL LEE BUSHEY JR MATTHEW BUSHNELL MICHAEL G BUSHNELL BRETT MATHEW BUSHONG BRIAN D BUSHONG WAYNE ALLEN BUSSARD DALLAS A BUSSE KURTIS W BUSSELL LOGAN LANE BUSSEY KEENAN LI-VAUGHN DAVID SCOTT BUSTAMANTE
MIGUEL BUSTAMANTE MISAEL BUSTILLO CRUZ EDGAR BASURTO BUSTOS JUAN BUTANDA EDUARDO BUTAY CLARE ELISABETH BUTCHER LANCE BUTCHER WILLIAM BUTCHER JOHN A BUTIKOFER BILLY J BUTLER BRUCE BUTLER CECIL DOUGLAS BUTLER CHRISTIAN BUTLER CLAYTON J BUTLER
DOUGLAS ALEXANDER BUTLER JR GAVIN DALE BUTLER JAMES G BUTLER JODY L BUTLER JULLIAN ALEXANDER BUTLER MALLORIE LAUREN BUTLER MONICA BUTLER NINA KATHERINE BUTLER ROBERT R BUTLER JR SOLOMON ARTHUR BUTLER TANNER BRETT BUTLER TIMOTHY E BUTLER II
TONY CARNELL BUTLER TREVOR W BUTLER WILLIE JAMES BUTLER WILLIE JAMES BUTLER ADAM BUTRYM ERICA BUTRYM ASAD BUTT CODY D BUTT JENNA BUTT SHEZA BUTT BRAD H BUTTARS BRENDEN JESSE BUTTARS JAMES A BUTTARS KELSEY K BUTTARS KORTLIN J BUTTARS
MATTHEW VERN BUTTARS STEPHEN C BUTTARS TRACY BUTTERFIELD BERNARD RICHARD BUTTERWICK JOSEPH DALE BUTTERWORTH ALLAN DEWAYNE BUTTRAM COREY BUTTS GERALD A BUTTS JOSEPH MILTON BUTTS JOSHUA BUTTS TYMON AMONTRA BUTTS WILLIAM REESE BUTTS
LAURA BUTZER JONATHAN D BUZEK BRICE LEE BYARS RALPH L BYARS AMANDA BYCZYNSKI JOSEPH BYER AARON J BYERLEY DALEN JOSEPH BYERLEY JAMES BROWN BYERLINE JOSEPH AUSTIN BYERLY JOSEPH H BYERLY KLINT CHARLES BYERS KYLE BYERS SHELBY DERIC BYERS
WILLIAM EDWARD BYERS JOHN WESLEY BYFORD COLTON DALE BYINGTON KEVIN J BYINGTON MICHAEL GORDON BYKOWICZ TRAVIS A BYNUM TRISDON A BYNUM TYLER BYNUM KEVIN BYRAGEE ADAM DALTON BYRD ALICIA AERIEL BYRD CODY LEE BYRD COURTNEY S BYRD DAVID BYRD JR
DYLAN ALEXANDER BYRD FREDERICK D BYRD GARY D BYRD JAMES E BYRD JARED REESE BYRD JARED SHANE BYRD KEVIN L BYRD LANDON TYLER BYRD LAURIE RENEE BYRD RYAN E BYRD TERRICA TIRRIA BYRD TIMOTHY A BYRD TOMMY ALLEN BYRD BILL BYRNE LAWRENCE TIMOTHY BYRNE
MARSHALL BYRNE RYAN J BYRNE RYAN P BYRNE PETER MICHAEL BYRNES CHASE ROBERT BYRNS BRANSON BYROM STEVEN BYRON ANDREW BYRUM CODY J BYWATER TY BYWATER ROBERT BZDILL JR CRISTIAN GERMAN CABA JIMENEZ RYAN ANDREW CABAL TEODORO AGUILAR CABALLERO
PETER PAUL MENDIOLA CABANAYAN JOSE' A CABASSA KRISTY WYNETTE CABBIL CARLOS AUGUSTINE CABELLO ANTHONY W CABINESS JR KATRINA CABRAL KEVEN CABRAL JUAN ANTONIO CABRALES ANDREA P CABRERA ANTHONY CABRERA CARLOS ANDRES CABRERA CARLOS IVAN CABRERA
CAROLINA CABRERA GUADALUPE CABRERA JHIOVANNY N CABRERA JORGE CABRERA JOSE F CABRERA MICHAEL CABRERA TOMAS A CABRERA JUAN LUIS CABRERA BARAJAS BRAULIO CABRERA CASILLAS FERNANDIS MONTEZ CADDELL SEAN E CADDELL WILLIAM STEVEN CADE
PATRICK CADEAU SOFIA CRISTINA CADENA OCEJO MARK ANDREW CADLE MIKE CADLE PATRICK JOSEPH CADY GUILHERME CAFOLA DELLA COLETA BRANDON CAGE KEVIN L CAGE SAMUEL LEE CAGE BRAYDEN WHIT CAGLE COLTON CAGLE CORY CAGLE HOLLIS S CAGLE JASON DANIEL CAGLE
JOSEPH CAGLE LANDON MICHAEL CAGLE VALERY L CAGNEY ARNOLD CAGURANGAN CRAIG P CAHAIL JUNE R CAHILL CHRYSTAL CELESTE CAHOON AARON W CAIN BRIANA CAIN CHRISTOPHER J CAIN CODY PATRICK CAIN JOSHUA JAMES CAIN KOREY CAIN COLIN CAIRNS SEAN CAIRNS
ROBERT L CAISON JR GEORGE H CAISSE SUSAN MARIE CAISSIE CR SLADE CALAME SOPHIA SIGRID CALANDRA ZACKERY LEWIS CALANDRILLA MICHAEL CALARCO JOSEPH BENITEZ CALARRUDA ANTHONY ISAIAH CALBERT VICTOR MANUEL CALDER VERONICA CALDERA VIDAL G CALDERA
ANDERSON JOSE CALDERON SR DAVID V CALDERON JORGE L CALDERON OSCAR J CALDERON SABINO ALBERTO CALDERON LUIS ALBERTO CALDERON CALDERON IVAN SALVADOR CALDERON LIRA ALEX CALDWELL AUSTIN W CALDWELL BRIAN LEE CALDWELL BRYANT W CALDWELL
ELIZABETH A CALDWELL JACK E CALDWELL SEBASTIAN CALERO CASTRILLON HECTOR CALERO OJEDA GABRIEL RENE CALERO PILARTE SR JOHN R CALHAN DAVID C CALHOUN HUNTER D CALHOUN LOWELL D CALHOUN MAX ALAN CALHOUN RICHARD J CALHOUN BRADLEY JOHN CALKINS
ASHTON E CALL ROBERT CALL WALTER JAMES CALL III KEVIN CALLAGHAN LINDSAY CALLAGHAN DANIEL W CALLAHAN DAVID R CALLAHAN JERAD DON CALLAHAN NICHOLAS A CALLAHAN REED M CALLAHAN ANGELA MARIE CALLAN JOEL CALLANDER ABIGAIL ORMAND CALLAWAY
CHRISTOPHER D CALLAWAY HAYDEN CALLAWAY ERVIN CALLEJAS RUTH ELIZABETH CALLEJAS ALONZO MAXWELL CALLEN JARED MILLER CALLENS ANGELA DENISE CALLIHAN JACKSON HAYES CALLIS MICHAEL JOSEPH CALLOW JOSEPH CALSADA LORI CALVERLEY GROVE A CALVERT
JEREMY C CALVERT MICHAEL CALVERT WILLIAM HOUSTON CALVERT CARMEN CALVILLO FERNANDO CALVILLO BENJAMIN N CALVIN AQUILES CALZADILLA FRANCISCO CALZONTZI RUIZ JEFONE CAMACHO JESUS J CAMACHO JULIUS CAMACHO LAURA CAMACHO NOE M CAMACHO
ROBERT A CAMACHO EDUARDO CAMACHO ENCINAS EMILIO CAMACHO-DELGADO NATALIA CAMACHO-RAMIREZ MARK CAMACLANG MARLON CAMACLANG THOMAS V CAMAJ JOSE CAMARENA PEDRO JAVIER CAMARENA PEDRO CAMARENA MICHAEL CAMBAL MORGAN CAMBRON
CANER CAMCIOGLU ADAM CAMERON ALLYSON G CAMERON DAVID JOESPH CAMERON MAXWELL CAMERON SCOTT CAMERON STACY ALLEN CAMERON YVETTE M CAMILLE BRANDON CAMILLERI LUCAS AGUSTIN CAMINO JOHN CHARLES CAMMILLERI CHRISTOPHER J CAMP
ZACHARY CHRISTOPHER CAMP MARIO J CAMPA ADRIENNE CAMPBELL ALBERT D CAMPBELL ANDREW CAMPBELL ANIKA CAMPBELL AUSTIN DAKOTA CAMPBELL BILLY WAYNE CAMPBELL BRANDON S CAMPBELL BRUCE DOUGLAS CAMPBELL JR CHRISTOPHER JUSTIN CAMPBELL
COLEMAN SMITH CAMPBELL COLTON JOSEPH CAMPBELL COREY ADAM CAMPBELL DANIEL CAMPBELL DARLENE B CAMPBELL DAVID KEITH CAMPBELL GARNET CAMPBELL HAROLD T CAMPBELL JACOB R CAMPBELL JADEN CAMPBELL JAMES S CAMPBELL JEAUNA DEOSSIE CAMPBELL
JUSTIN ANGUS CAMPBELL JUSTIN DAREL CAMPBELL JUSTIN CAMPBELL KRISTINA M CAMPBELL LEE CAMPBELL MARK D CAMPBELL MATTHEW JAYCE CAMPBELL MCKAYLA SUZANNE CAMPBELL MICHAEL CAMPBELL NATHAN CAMPBELL PETER CAMPBELL ROBERT M CAMPBELL
RUSSELL D CAMPBELL JR SEAN P CAMPBELL SPENCER CAMPBELL STEFAN CAMPBELL STETSON DON CAMPBELL TIMOTHY D CAMPBELL VICTORIA E CAMPBELL WILLIAM P CAMPBELL CHASE CAMPBELL-OULLETTE ADAN CAMPOS ELIFAR CAMPOS HENRY CAMPOS JOSE CAMPOS
JUSTIN CAMPOS MARTA CAMPOS MICHEAL CHRISTOPHER CAMPOS DONATO CAMPOS CRUZ IVAN A CAMPOS FLORES FERNANDO CAMPOS SALDANA ADRIANA CAMPUZANO DUSTIN CANADA JALEEL ELIJAH CANADA RAY WILLIAM CANAFAX JOSE CANALES CYNTHIA DEON CANARD
ROBERT WARREN CANARD KRISTIN CANDAZA CANASTA ADRIANA MOLBERT CANDEE JORGE CANELA JUAN CANELA GUERRA JOSE EMMANUEL CANELA PRECIADO KYLEN CANEPA CARSON GLENN CANFIELD EMMA LOUISE CANFIELD GEOFFREY WARREN CANFIELD JARED CANFIELD
JOSHUA JOHN CANFIELD EDNA CANIZALES SERA CANNELLA BERNADETTE MARIE CANNON BRUCE L CANNON DARRELL KEITH CANNON DECLAN CANNON JERRYELL JAMES CANNON JR JOSHUA K CANNON ROBERT JAMES CANNON ROBERT KEMPER CANNON RUSTY D CANNON STEVEN CANNON
TIMOTHY CANNON TREVOR LANE CANNON WESLEY K CANNON ALEJANDRO CANO BONNIE LUCILLE CANO JESUS THOMAS CANO LUIS ADOLFO CANO ROBERT J CANODE JOSE JESUS CANO-MAGDALENO AMBER NICOLE CANOY KALEB A CANOY CESAR A CANTEO PATZAN CHARLES EUGENE CANTER
LUIS CANTERO ANDREW T CANTLEY JAMES CANTLON BO GARYN CANTON CADE ALLEN CANTON AMANDA CANTRELL DARREN CODY CANTRELL DENNIS A CANTRELL FRANKLIN MARION CANTRELL IV JAMES THOMAS CANTRELL JOSHUA DEVON CANTRELL KIMBERLY JEAN CANTRELL
CHRISTIAN XAVIER CANTU JOSE G CANTU MIGUEL A CANTU JAIME CANTU-LEAL ARTURO SEBASTIAN CANTU-TREVINO JOSHUA ANDREW CANTWELL WENXUAN CAO EDUARDO J CAPEZZA III MASSIMO CAPONI OMELIO LUIS CAPOTE CRUZ BRIAN CAPP LOGAN JAMES CAPP
WILLIAM GREGORY CAPPEL CHASE CAPPELLANO ROLAND D CAPPELLANO CHARLIE H CAPPS DANIEL LOGAN CAPPS FREDERICK WALTER CAPPS JACOB JON CAPPS JEFFREY THOMAS CAPPS KEVIN CAPPS MADISON LAURIE CAPPS RILEY DALE CAPPS TY HUNTER CAPPS JOSE MANUEL CARABALLO
REYES CARAVEO RAMOS AARON CARAWAY ANGEL CARBALLO RAYMOND H CARBONI TRAVIS M CARD TREVOR LEE CARDA JESSE J CARDARELLI JERRY T CARDEN TRAVIS WILLIAM CLAUDE CARDEN CARLOS CARDENAS FELIPE J CARDENAS ISRAEL CARDENAS JHON CARDENAS LETICIA CARDENAS
MAYRA J CARDENAS RUBEN A CARDENAS JENNIFER CARDENAS SOLORZANO GERALD HUGHES CARDIFF AUNDRY CARDINAL CHRISTOPHER CARDONA ERICA EVA CARDONA ANA VICTORIA CARDOSA IGNACIO CARDOZA SCOTT MICHAEL CARDY MARIA G CARESS STEVEN L CARESS
CALEN CAREVIC DONOVAN CAREVIC DANIEL L CAREY DUANE A CAREY JAMES THOMAS CAREY PHELAN CAREY RONALD MATTHEW CAREY JR STEVEN J CAREY DEVAN M CARFIELD DAVID M CARGILL ANDRES CARIELO RODOLFO CARINO JOSEPH ROBERT-JAMES CARLBERG MASON J CARLILE
JAMIE LEE CARLING ALISA D CARLISLE BARRY S CARLISLE CODY DALE CARLISLE KACEY LYN CARLISLE LANNY COLBY CARLISLE JOSEF CARLOCK GENO CARLOPOLI GREG S CARLSEN ANDREW DONALD CARLSON CHRIS CARLSON DELWIN E CARLSON DILLON RAY CARLSON
JARROD EMMANUEL CARLSON JEROME R CARLSON JOSHUA F CARLSON KEITH ALLAN CARLSON NICHOLAS M CARLSON RYAN L CARLSON STEVEN P CARLSON NATHANAEL ROSS CARLTON LUKE ELIJAH CARMAN RONI M CARMAN TERRY RAY CARMAN KEIFER NELSON CARMEAN
CYRIL CARMICHAEL NICHOLAS ALLEN CARMICHAEL TAYLOR ALEXANDER EUNSON CARMICHAEL TINA CARMONA CADEN PAUL CARNAGGIO CHAD W CARNAHAN JERRY W CARNAHAN JOHN WILLIAM CARNELL ROBIN CARNES AARON HOWARD CARNEY APRIL ANN CARNEY DAVID RANDALL CARNEY
VALMOR CARNINO CLAYTON CARNLEY JACOB REID CARNLEY CHRISTIAN T CARNRIGHT JERRY L CARNRIKE JR ISMAEL CARO BENOIT CARON PAUL CARON PAULO CARON ABEL CARP BRADLEY A CARPENTER BRIANNA JANE-ELLEN CARPENTER BRYCE EUGENE CARPENTER CURTIS M CARPENTER
DON CARPENTER HARVEY HARRISON CARPENTER HUNTER CARPENTER JAMES E CARPENTER JONATHAN ADAM CARPENTER LANCE KEITH CARPENTER LARRY E CARPENTER LUCAS C CARPENTER RANDY J CARPENTER RICKY DALTON CARPENTER STEPHEN L CARPENTER
TANNER ZACHARY CARPENTER THOMAS E CARPENTER TIM S CARPENTER CHAD A CARPER CYRUS GRANT CARPER ERIC W CARPER JEFFREY W CARPER GENE CARPINE JR ERICK CARPIO ANDREW RAYMOND CARR BRANDON CARR BRET EDWARD CARR CAMERON M CARR CLINTON C CARR
CRAIG CARR DANIEL CARR DAVID LEE CARR HOLLY ANN MARIE CARR JASON RYAN CARR JENNIFER J CARR JESSICA N CARR JONATHAN CULLUM CARR KADEN MATTHEW CARR MARK J CARR MARK W CARR RYAN A CARR SHAWN M CARR THEODORE F CARR TIMOTHY W CARR
BRYAN ALLEN CARRACO CLAUDIA CARRANZA ERNESTO C CARRANZA FIDEL ERNESTO CARRANZA JAVIER ANTONIO CARRANZA ERNESTO MANUEL CARRANZA ACOSTA FELIPE P CARRANZA GUTIERREZ ANTONIO ISAAC CARRASQUEL MOY BRANDON LEWIS CARRAWAY JASON DOUGLAS CARRAWAY
JODY W CARRAWAY RYAN ANDERSON CARRAWAY IVAN CARREJO JONATHAN D CARRELL ANTONIO D CARRENO JOSH CARRENO GABRIELA M CARREON ALFREDO EULALIO CARREON VIVAR RODOLFO CARREON VIVAR CODY CARRIER JOEL CARRIERE RYAN CARRIERE DAMON H CARRIGAN
ALEJANDRO CARRILLO JOEL V CARRILLO MIGUEL ANGEL CARRILLO ROBERTO CARRILLO THOMAS WILLIAM CARRILLO JENNIFER DENISSE CARRILLO GATICA CESAR CARRILLO-GONZALEZ JOSHUA N CARRINGTON ROBERT E CARRINGTON DAVID EUGENE CARRION JOEL J CARRION
DANIEL CARRIZALES AARON LAMAR CARROLL ALEXANDRA CLAIRE CARROLL AMY MARIE CARROLL BRYCE TYLER CARROLL CHANCE CARROLL CLAIRE CARROLL DEVIN JEDDY CARROLL J T CARROLL JACOB P CARROLL JONATHAN A CARROLL JONATHAN J CARROLL MACKENZIE DAWN CARROLL
MICHAEL J CARROLL MICHAEL W CARROLL PAMELA JACI CARROLL ROGER H CARROLL STEPHEN CARROLL CHRISTOPHER CARROWAY JEFFREY LYNN CARRUTHERS OSWALDO ENRIQUE CARRUYO FLORES ANDREW CARSON FISCHER DWAYNE CARSON JAMES CARSON LOREN CARSON
MARTY O CARSON KRISTIAN SCOTT CARSTENS CESAR CARTAGENA THOMAS FRANKLIN CARTE JR AUSTIN ALEXANDER CARTEE JEFFREY T CARTEE WILLIAM CHRISTOPHER CARTEE ALEXIS LATRICE CARTER AMBER BRIELLE CARTER ANTHONY CARTER BRANDON HOUSTON CARTER
BRETT ALLEN CARTER BROCK CARTER CAMERON CARTER CARLIS BERNARD CARTER CARLISLE H CARTER CHAD M CARTER CHRISTIAN GAGE CARTER CHRISTOPHER O CARTER CODY JAMES CARTER DERRICK ANTWAN CARTER DYLAN JOSEPH CARTER ELDON G CARTER
ELIZABETH CHARLENE CARTER ELMER D CARTER GARRETT CARTER GREGORY M CARTER JACK F CARTER JACOB ALLEN CARTER JAMES CARTER JASON TRAVIS CARTER JAY KELLY CARTER JOHNNYJAMES DALE CARTER JORDAN LANDIS CARTER JOSHUA J CARTER JUSTIN JOSEPH CARTER
KALOB CARTER KATHERINE A CARTER MARCUS DEON CARTER MATTHEW ALLEN CARTER MICHAEL ANTHONY CARTER MICHAEL L CARTER MITCHELL B CARTER NATHAN WAYNE CARTER PHILLIP G CARTER REBECCA J CARTER RICHARD CARTER ROBERT SCOT CARTER ROBERT TROY CARTER
SCOTT D CARTER SCOTT R CARTER THOMAS JAMES CARTER THOMAS CARTER TREMAYNE RASHAD CARTER TYLER J CARTER WESLEY CARTER WILLIAM THOMAS CARTER III PEYTON EUGENE CARTWRIGHT ERICA CARUSO JOHN RICHARD CARUTHERS SIRDEV'N TOBIAS CARUTHERS
MARIO YAMIR CARVAJAL ANTHONY E CARVER DAVID L CARVER JR OLIVIA GRAHAM CARVER TONY D CARVER NIKITA NICOLE CASAO WILFREDO CASAS BORGES MICHAEL JOSEPH CASCONE AARON T CASE DUSTYN CHRISTOPHER CASE EMILY LORRAINE CASE JENNIFER L CASE JORDAN M CASE
MEGAN ROSE CASE MICHAEL D CASE VENA LYNN CASE FRANCIS VINCENT CASELLA SCHYLER GALE CASELTON ANTHONY WAYNE CASEY CHAD A CASEY GARETH R CASEY JOHN CASEY KENNETH CHARLES CASEY MATTHEW DOUGLAS CASEY ROBERT L CASFORD KORY E CASH MARKEIS TONY CASH
PAYTON B CASH RICHARD D CASH THOMAS R CASH BRIAN H CASHION ROGELIO L CASIANO CRUZ ANDRES CASILLAS JOSE L CASILLAS RAMON A CASILLAS RAY CASILLAS NICOLAS CASILLAS ADAME JORGE A CASILLAS-CORDERO MADISON HOPE CASIMO BLAKE ALTON CASLER ERIC R CASON
ZACK CASON ALEX BLANE CASPER DANIEL C CASPER MARK E CASPER MATTHEW CASPER TAMMY M CASPER CASS C CASPERSON ROYNER CASSI REYES SHANE JOSEPH CASSIDAY CHARLIE CASSIDY JEFFREY L CASSIDY KEVIN JOSEPH CASSIDY TONY RAY CASSIDY MARIO CASTALLANO CARDENAS
CODY XAVIER CASTANEDA GLORIA ANN CASTANEDA GUILLERMO CASTANEDA JAVIER CASTANEDA JONATHAN CASTANEDA MANUEL DE JESÚS CASTANEDA MORENO JULIO CASTELLANOS JEIMY SURAY CASTELLANOS REINA XIOMARA CASTELLON ALBERT CASTILLO ALFREDO CASTILLO JR
AMY L CASTILLO ANTHONY CASTILLO AURELIA CASTILLO DAVID CASTILLO DOLFINO ANTHONY CASTILLO EDWARD NICHOLAS CASTILLO ESTEFANIA CASTILLO FELIPE CHRISTIAN CASTILLO GERARDO CASTILLO JAIRO N CASTILLO JORGE LUIS CASTILLO JUAN CASTILLO JR MARVIN CASTILLO
NANCY L CASTILLO NOEL CASTILLO OLGA PATRICIA CASTILLO OSCAR HUMBERTO CASTILLO RAFAEL CASTILLO JR RUTH SARAI CASTILLO THOMAS CASTILLO WENDY M CASTILLO GABRIEL JESUS CASTILLO BARRIOS ZAIRA ABIGAIL CASTILLO DIAZ MARIA GUADALUPE CASTILLO VAZQUEZ

CONNOR COOPER CASTLE ERIC L CASTLE JR ERIC L CASTLE JEFFREY C CASTLE JEROME H CASTLE SCOTT CASTLE SEAN CHRISTIAN CASTLEBERRY SR JOSEPH V CASTONGUAY IRVIN SAUL CASTOR BROOKE LEE CASTRO CHRIS CASTRO JR CRISTIAN LUIS CASTRO JAMES CASTRO JOAHAN J CASTRO
JORGE HUMBERTO CASTRO MICHAEL ALAN CASTRO NAPOLEON CASTRO NELSON CASTRO ROBERT N CASTRO SALVADOR CASTRO ABRAHAM CASTRO COTA JOHAN CASTRO LEMUS JOSE BERNARDO CASTRO LOPEZ FRANCISCO JAVIER CASTRO MARTINEZ ANGEL CASTRO ORTEGA
MARITZA CASTRO ROSALES MOISES CASTRO TORRES JAVIER CASTRO VEGA ANDREW JAMES CASWELL JAMES CLIFFORD CASWELL JASON MICHAEL CASWELL NIKOLAUS MATTHEW CASWELL ANGELA NADINE CATALAN VERN CATANIA TERENCE CATEDRAL CADE CATER JACOB LLOYD CATER
JIMMY CHANCE CATER TIMOTHY W CATER AUSTIN RAY CATES JOSEPH CATES MARSHALL ATKINS CATES SHAWN B CATHER SHAWN MICHAEL CATHEY JOHNY CATI DEREK CATO JOHN DEWAYNE CATO WHITNEY LEIGH CATO TOMERRIS J CATO-DIXON DILLON E CATON ANDREW ALEXANDER CATRON
CORY L CATRON MICHAEL ALAN CATRON KEVIN L CATTAU MELANIE CATTELL CHRISTOPHER D CAUDILL MICHELLE DWIGHT CAUDILL CINDY CAUDLE JASON R CAUDLE KARLEE JORDAN CAUDLE CHANCE WITTNEY CAULDER TIMOTHY JOSEPH CAULDER JEFFORY CAULEY DARRELL LEE CAULK
LEONELL CAUNAN CHRISTOPHER CHASE CAUSEY KENNETH R CAUSEY LEROY CAUSEY JACK CAUTHEN HARRY CAVANAGH KYLE OLIVER CAVANARY CORDARO JORDAN CAVAZOS JOSE L CAVAZOS DUSTIN CAVES HEATH AVERY CAVITT BRADLEY SCOTT CAVNESS JENSEN KEONI KATSUNOJO CAYAN
CARLOS CAZARES FERNANDO CAZARES JUAN CAZARES MARIO V CAZARES ERIC BERNARD CEASAR JESUS ALEJANDRO CEBALLOS TRUJILLO STEVEN CEBREROS DANIEL R CECIL DAVID D CEDENO ARAGON GEORGIA CEJA DAMIR CELAHMETOVIC ANTONIO CELIO RAZO JASON CELORIO
JOHN KRAM KUNG CENHRANG CESAR OMAR CARLOS CENICEROS JOHNNY NOE CENICEROS FRANCISCO D CENON IV JEAN CASEY CENQUIGRANA JOSHUA ALVER CENQUIGRANA CAYDEN LEE CENTERS JULIO C CERDA DOMINIC CERRETA OMAR CERRITO DANYS M CERVANTES DIEGO A CERVANTES
FIDEL CERVANTES IGNACIO CERVANTES MADALYN CERVANTES RAMON RAYGOZA CERVANTES STEVE CERVANTES JUAN CERVANTES ACOSTA MANUEL CERVANTES AGUILAR CHANCELLOR D CERVANTEZ KASSANDRA CERVONI ALEXIA CESARZ-DOBERT VINCENT JOSEPH CESTARO
BILLY HAMILTON CETER BUSTAMANTE ADRIAN CETERA PIOTR Z CETERA DEBORAH CHABINO ABEL CHACON JR ANDI CHACON MARC D CHADAZ CHUNG CHAI BRADLEY PAUL CHAILLAND RICHARD CHAILLAND SARAH ELIZABETH CHAIN HUGO CHAIREZ DEMION CHAITOO BRIAN CHALFONT
JUAN ENRIQUE CHALICO RYAN CHALIFOUX DAVID JOESPH CHAMBERLAIN LANE MATTHEW CHAMBERLAIN ETHAN P CHAMBERLIN BRIAN KEITH CHAMBERS CALEB CHAMBERS JACK EVERETT CHAMBERS JOHNATHAN ANDREW LYNN CHAMBERS JONATHAN WILLIAM CHAMBERS
MATTHEW WAYNE CHAMBERS MICHAEL JEFFREY CHAMBERS MICHELLE L CHAMBERS RICK LEE CHAMBERS EDWIN CHAMBLISS JAKEB NEAL CHAMBLISS PATRICK RYAN CHAMBLISS ETHAN GRANT CHAMPAGNE MICHELE CHAMPAGNE RODAYLE CHAMPAGNIE RAYMOND SHAWN CHAMPAIGN SR
CHRISTOPHER M CHAMPION DAVID WAYNE CHAMPION DRAPER CHAMPION JOSEPH BRENT CHAMPION PHILLIP TYLER CHAMPION JONATHAN WAYNE CHANCE LAURA C CHANCELLOR NISCHAL CHAND RISHANAND CHANDERBALLY BAIN E CHANDLER CODY DANIEL CHANDLER DALE W CHANDLER
DARIUS CHANDLER FAYE ANNA CHANDLER JACOB W CHANDLER LEAH NICOLE CHANDLER MATTHEW CLAYTON CHANDLER PAUL JAMES CHANDLER RANDY J CHANDLER WILLIAM BRYANT CHANDLER JEEVA CHANDRAN SUGANTHI CHANDRAN NIRMALRAJ C CHANDRASEKAR
VENKATESH CHANDRASEKAR BRAD D CHANEY JACOB CHANEY LUE CHANG MICHAEL ANTHONY CHANTHARASINH CHAD A CHAPEK BRODY LAYNE CHAPIN ADAM P CHAPMAN ANDREW KADE CHAPMAN CODY SCOTT CHAPMAN CODY CHAPMAN DEWEY CHAPMAN JACK CHAPMAN
JACOB A CHAPMAN JAYCE ANDREW CHAPMAN JODY WADE CHAPMAN JOSHUA ALAN CHAPMAN LARRY CHAPMAN LILLIE CHAPMAN MICHAEL WESLEY CHAPMAN NICHOLAS CHAPMAN THAD W CHAPMAN DILLON KYLE CHAPPELL JUSTIN DWAYNE CHAPPELL JUSTIN CHAPPELL
MADISON FAITH CHAPPELL MICHAEL CHAPPELL TAYLOR JAYE CHAPPELL TYLER RICHARD CHAPPELL WILLIAM CHAPPELL ZACKARY ROBERT CHARBONNEAU KATELYN RENEE CHARD MICHAEL TODD CHARD ALLISSA CHAREST KAITLIN CHARITY ALAN M CHARLES BRUNEL CHARLES
DANIEL WESLEY CHARLES SHERWIN CHARLES DOUGLAS WARD CHARLTON ARULRAJ CHARMAKANI DAIGNEAULT CHARTRAND MURUGAN CHARULATHA BLAZE M CHASE BRIAN DOUGLAS CHASE COBY A CHASE JAMES A CHASE JOHN EDWARD CHASE NICHOLAS J CHASE SAMUEL CHASE
DANIEL CHASMAR RYAN EDWARD CHASTAIN MINH CHAU RAHUL CHAUDHARI PRASHANT CHAUDHARY PARIKSHIT DINESH CHAUHAN ROHIT CHAUHAN VINIT CHAUHAN VEIKANAND CHAUTI LINDSAY CHAUVIN DEEPAK CHAVAN ROHAN CHAVAN VAIBHAVI CHAVAN CHRISTOPHER RICHARD CHAVARRIA
NICCOLAS I CHAVARRIA RIGOBERTO CHAVARRIA DE LEON SIXTO CHAVES ALEJANDRO CHAVEZ ALEJANDRO CHAVEZ ALVARO DAMIAN CHAVEZ CEZAR THOMAS CHAVEZ DENISE CHAVEZ GERARDO CHAVEZ JENNIFER A CHAVEZ JONAH DANIEL CHAVEZ JONATHAN MICHAEL CHAVEZ
JORGE CHAVEZ JR JOSHUA J CHAVEZ LEONARD M CHAVEZ MICHAEL ALLEN CHAVEZ OMAR CHAVEZ OSCAR CHAVEZ ROLANDO CHAVEZ ALBARO CHAVEZ CHIRINOS BERONICA CELENA CHAVEZ CHIRINOS ANTHONY CHAVEZ GONZALEZ MARIO CHAVEZ GUTIERREZ PEDRO CHAVEZ SERRANO
GUELMIS CHAVEZ TORRES AMANDA LOUISE CHAVIRA GREG B CHAVIS INFINITI CHAVIS JOHNATHAN BERNARD CHAVIS JOSHUA CHAVIS LARRY WALKER CHAVIS III MARCUS WAYNE CHAVIS MARCUS CHAVIS PATRICIA A CHAVIS SHANNON L CHAVIS THOMAS RAY CHAVIS TRACEY DENISE CHAVIS
RAVIKIRAN REDDY CHAVVA KENAN CHEA KEITH THOMAS CHEATHAM TANNER ZANE CHECKETTS KEITH A CHEESEBORO XANDER CAIN CHELETTE GUANG XIA CHEN JOHN CHEN KUN CHEN TIMOTHY JULIAN CHEN JESSE CHENEVEY JOSHUA C CHENEY JOSHUA CHENG CLINTON LEE CHERRY III
SCOTT WENDELL CHERRY STEPHEN MICHAEL CHERRY DONNA JEAN CHESNIK CORTLIND CHESSER DANIELLE ELIZABETH CHESSOR DONALD CHESSOR ALYVIA GRACE CHESTNUT MARCUS WILLIE CHESTNUT ELVIN CHEUNG JARED CHEWNING JIMMY CHI ANGELO CHIARELLI ALEX LUKE CHIASSON
NICHOLAS CHIASSON ALEXANDER CHICAS TAYLOR J CHICK DAVID A CHICKERY MATTHEW CHIDESTER JOHN TYLER CHIKI SATOSHI CHIKUTO BROCK SETH CHILD NATHAN ALLEN CHILDERS II WESLEY KASE CHILDERS WILLIAM SHAUN CHILDERS BRANDON W CHILDRESS DANIEL WADE CHILDRESS
ROBERT LEE CHILDS CHRISTOPHER CHILLIK KENNETH L CHILSON ZANE ALEXANDER CHILSON DANIEL CHILTON EUGENE KEE CHIN MICHAEL CHIN WING MARVIN CHINCHILLA TRIBHA CHINJER CHINNASAMI CHINNA GOUNDAR VANITHA CHINNANNAN JUSTIN LEE CHINNIS KARTHICK CHINNUSAMY
DOMINIC CHIOVARE JAMES EDWARD CHIPMAN JESSE ANDREW CHIPMAN RILEY MORGAN CHIPMAN ROBERT E CHIPMAN LINDA CHIPPERFIELD JAMITO JOHNNY CHIQUITO CHRISTOPHER CHIRAS ANGEL EDUARDO CHIRINOS CRUZ ALBERTO JOSE CHIRINOS MEDINA RAMON JAVIER CHIRINOS RAMIREZ
HECTOR ALEJANDRO CHIRINOS RODRIGUEZ JOHN M CHISHOLM CHRISTOPHER J CHISM WILLIAM HAYES CHISM ANTONIO M CHISOLM SRI ANJANI CHITTAJALLU MASON BAKER CHITWOOD ANDREA MAE CHIU GRAHAM G CHLADA LUCAS D CHMELA PAIGE T CHMELA CALEB M CHOATE
SHAWN CHOATE DOREL ANDREIVICH CHOBANU ARUN SRIRAM CHOCKALINGAM BYEONG CHOI CONNOR AUSTIN CHOINIERE ANDREW MICHAEL JOHN CHONG CHUCKY CHONG BRAD L CHORPENNING LOVE CHOUHAN SCOTT PARKER CHOURNOS MIGUEL ENRIQUE CHOWELL QUIN CHOY
JEFFERY SCOTT CHREENE ALEXANDER NEIL CHRISTEN ADAM J CHRISTENSEN ADAM NEAL CHRISTENSEN BRANDON KELLY CHRISTENSEN CAMILLE L CHRISTENSEN CARTER RYAN CHRISTENSEN CHANDLER D CHRISTENSEN DANA M CHRISTENSEN DANIEL EDWARD CHRISTENSEN
DARREN CHRISTENSEN DAVID SCOTT CHRISTENSEN JAMIE GERALD CHRISTENSEN KADIN TYRELL CHRISTENSEN NATHAN CHRISTENSEN NICHOLAS CRAIG CHRISTENSEN PAUL J CHRISTENSEN PRESTON CHRISTENSEN ZANDER R CHRISTENSEN AARON CHRISTIAN CHAD M CHRISTIAN
DAVID BRYAN CHRISTIAN ETHAN WILLIAM CHRISTIAN JARRED TAYLOR CHRISTIAN PAUL W CHRISTIAN STEPHEN TODD CHRISTIAN JR BILLY CHRISTIANSEN CASEY K CHRISTIANSEN CODY LEE CHRISTIANSEN JACOB DEAN CHRISTIANSEN KYLER L CHRISTIANSEN TRAVIS R CHRISTIANSEN
CHRISTOPHER J CHRISTMAN KENT ALAN CHRISTMAN KEVIN CHRISTMAN ROBERT D CHRISTMAN KENNETH L CHRISTOFFERSEN KODY L CHRISTOFFERSEN KOOPER L CHRISTOFFERSEN AUSTIN CHRISTOPHER KIMBERLY J CHRISTY JACOB KEITH CHRONISTER DARYL JAMES CHRYSLER
ALEXANDER W CHU DANIEL J CHU DUY CHU DANIEL CHUC JOSE A CHUC JEREMY THOMAS CHUMLEY JAYDEN J CHUPP EDWARD JAMES CHURCH JASON W CIEPIELA KEITH S CIEPIELA KRZYSZTOF CIESLAK NICHOLAS STEPHEN CIESLAK KARLA CILLIS JOSE MIGUEL CINTRON MATTHEW F CINTRON
MICHAEL CINTRON NICHOLAS JAMES CIOCCA KATHY ANN CIONI CATHERINE L CIPRA JOSEPH W CIPRA KRISTIN CIPRIANI PAT CIRILLO WILLIAM TYLER CISCO BRAULIO A CISNEROS CASIMIRO G CISNEROS MARC C CISNEROS RAUL CISNEROS MANUEL CISNEROS ALCALA
CHRISTOPHER JOSEPH CISNEROS MONTENEGRO AISHA CARISA CISSE DEREK LEE CISZEK ANTHONY CITO BRIAN W CIZEK RONNIE H CLALESON DERRICK MICHAEL CLANTON JEFFERY E CLANTON KIMBERLY B CLANTON KYLEE MICHAEL CLANTON AARON DANIELS CLARK ADAM R CLARK
AMY CLARK ANDREW DOYLE CLARK ANGELA CLARK BARRY A CLARK BENJAMIN M CLARK BRANDI L CLARK CAMPBELL ESTON CLARK CHALE VERDELL CLARK CHARLES R CLARK JR CHRISTINA MARIE CLARK CHRISTOPHER RAYMOND CLARK COLBY DEAN CLARK COLBY W CLARK
DANA RICHARD CLARK DEMETRIUS ALEXANDER CLARK DUSTIN L CLARK DYLAN BRADLEE CLARK DYLAN ROBERT CLARK JACK ALAN CLARK JACOB CLARK JAIDA CLARK JAMES REESE CLARK JAMES W CLARK JAQUAVEOUS R CLARK JASON L CLARK JASON L CLARK JASON M CLARK
JASON S CLARK JAYLEN EDWARD CLARK JEFFREY T CLARK JOANNA CLARK JOSHUA MICHAEL CLARK JULIE CLARK JUSTIN L CLARK KYLEE A CLARK LANE MITCHELL CLARK LANE THOMAS CLARK MARK H CLARK MICHAEL CLARK NATHAN ALEXANDER CLARK NATHAN ERIC CLARK
PAYTON COLE CLARK PHEYLAN C CLARK QUINTIN JERRELL CLARK RICHARD FRANKLIN CLARK II ROBERT C CLARK ROBERT D CLARK ROBERT E CLARK RYAN J CLARK SARA K CLARK SCHWANDA WILKINS CLARK SHEA ELAINE CLARK SHOWAN O CLARK SHUNTA DEON CLARK STEVE MILES CLARK
STUART P CLARK TEDDY CHRISTOPHER CLARK THOMAS M CLARK TIMOTHY DEE CLARK TODD E CLARK WILLIAM B CLARK WILLIAM BRYAN CLARK ZACH CLARK ZACHARY CLARK ATHENA NICOLE CLARKE BRANDON CLARKE CHRISTOPHER CLARKE DANIEL JAMES CLARKE JUSTIN ELI CLARKE
PHILLIP L CLARKE ROBERT CLARKIN AARON CLARKSON BRODRICK JAYDEN CLARNER ADAM PAGE CLARY CAMERON LEWIS CLARY SAMUEL CLATTERBUCK WILLIAM E CLATTERBUCK CARLOS ADRIAN CLAUDIO RAMOS TERRANCE CODY CLAUSCHEE SAVANA D CLAUSEN JOBEN CLAVECILLAS
DAVID L CLAVELL PETER CLAVELL CHET J CLAWSON CHINELL CLAWSON JR COOPER SCOTT CLAWSON SCOTT P CLAWSON KYLE MATTHEW CLAXTON BRANDON JERELL CLAY COLTON MICHAEL CLAY CORY CLAY CUTLER T CLAY DAVID BRETT CLAY THOMAS CLAY CHAS CLAYBAUGH
HERROD CLAYBROOKS III ADAM D CLAYCOMB MATTHEW CORY CLAYCOMB ALE CLAYTON III CHASE WINSTON CLAYTON DUSTY L CLAYTON MARK CLINTON CLAYTON MICHAEL P CLAYTON MICHAEL T CLAYTON LUCINDA FERN CLEAVER KENNY J CLECKNER PAUL T CLEGG ROBERT J CLEGG
CURTIS S CLEM RYAN MICHAEL CLEM LOUIS CLEMENT DONALD CLEMENTE JONATHAN CLEMENTE ANGELA D CLEMENTS DUSTIN CLEMENTS ELIJAH ANTHONY CLEMENTS JEREMY ALLEN CLEMENTS STEVEN CHRISTOPHER CLEMENTS STEVEN CLEMENTS RICHARD ZACHARY CLEMMONS
WILLIAM MICHAEL CLEMMONS JR CAMERON MICHAEL CLEMONS ERIC MONROE CLEMONS JAEDON ISAIS CLEMONS JERRY FARISH CLEMONS JOE NATHAN CLEMONS JR BRANDI CLENDENING DUSTIN B CLERICI DESTRY R CLESTER CHARLES DANNY CLEVELAND JR DAVID MATTHEW CLEVELAND
JAMES R CLEVELAND JOSIAH CLEVELAND TERRY SHAUN CLEVELAND HERMAN D CLEVENGER ROBERT CLEVENGER TIMOTHY L CLEVENGER KYLE THOMAS CLEVER JOHN W CLEVERINGA JOHN W CLEWIS STEVEN L CLIBORNE COLTON MICHAEL CLIFFORD EARL ANDREE CLIFFORD
NATHAN E CLIFFORD JOSIAH SAMUEL CLIFFTON ALAN RAY CLIFTON CARL A CLIFTON COLTON HEATH CLIFTON MICHAEL G CLIFTON GAVIN MICHAEL CLINE JORDAN M CLINE MAXWELL E CLINE JR REMINGTON CLINE SCOTT CLINE RANDALL E CLINES STEVE CLINES ANGELA ANNETTE CLINESMITH
JAMES L CLINGAN ZACHARY J CLINKENBEARD BRANDON CLINTON CODY JAMES CLINTON JOSEPH A CLORE COLTON MICHAEL CLOSE DAKOTA REMINGTON CLOSE JOSHUA NATHANIEL CLOSSON JOSHUA CLOUGH HUNTER C CLOUSE NICOLE CAROL CLOUSE TRAVIS CLOUSE JEAN-PAUL CLOUTIER
SKYLOR ANTHONY CLOVER DOUGLAS CLOW CHAD A CLOWDUS SAMUEL PERCY CLOWNEY TANNER D CLOYD ZACHARY ALLAN CLUM CHAD M CLYDE KATI CLYDE KENDALL CLYDE NOAH CLYDEN AUSTIN JAMES COAK JESSE LANCE COAN TYSON D COATE WILLIAM A COATES
WILLIAM MICHAEL COATES BRAYDON DOYLE COATS JAMIE RUSSELL COATS AMANDA COBB CURTIS COBB DAVID K COBB KERRY LAMONTE COBB SIR DORIAN J COBB KYLE COBBLEY CHAD J COBLE DANIEL TUCKER COBLE SARAH COBLE JENNIFER ERIN COBLITZ JEFF COBURN TODD K COBURN
CHRISTOPHER COBUS CALEB COCHRAN CHRISTOPHER ALLEN COCHRAN JOSHUA THOMAS COCHRAN KIMBERLY ANN COCHRAN MARY A COCHRAN MATTHEW JAMES COCHRAN TIMOTHY A COCHRAN TIMOTHY D COCHRAN JACOB C COCHRANE DANNY ROBERT COCKERELL JR
CHRISTOPHER JACOB COCKERHAM SHAUN COCKERHAM ADAM PAUL GUSTAV COCKRELL NATHAN DAVID COCKRELL CHAD J COCKRIEL RHONDA M COCKRIEL DEVIN COCKROFT LEVI CODDINGTON BRAD WALTER CODY SEAN CODY EVANGELINE COE SHANORD DANMEION COE
EVERTON M COELHO ALLISON ANN COENS BRYAN COEYMAN MARK EDWARD COFFEE KEITH E COFFENBERRY DARREN SEAN COFFEY ETHAN CHARLES COFFEY MELANIE COFFEY CALEB SCOT COFFING RILEY EVAN COFFING CRAIG LAWRENCE COFFMAN GLENN D COFFMAN JAMES E COFFMAN
LONNIA MAE COFFMAN PAUL JACOB COFFMAN STEPHANIE GAIL COFFMAN VERONICA LYNN COFFMAN PAUL W COHEE DELVIN R COHEN MATTHEW COHEN JAMES R COHN ARIEL COIRA ALVAREZ ALEXANDER JR COIS DAVID COKE DERRICK BAYLEE COKER DEXTER BYRON COKER
GARRETT QUENTIN COKER JONAH COKER JULIAN SCOTT COKER LINWOOD RUSSELL COKER MARK DAVID COKER MATTHEW KIRBY COKER REGGIE SMITH COKER JR TERRY G COKER THOMAS EDWARD COKER PATRIC JAMES COLBERT SEAN A COLBERT DAN COLBOURNE CHRISTINE S COLBURN
ZACHARY TYSON COLBURN AIDAN MICHAEL COLE ALBERT L COLE ALEXIS VICTORIA COLE BRETT LARON COLE BRYCE MICHAEL COLE CASEY CONNOR COLE CEDRIC DION COLE DAMIEN D COLE DAVID E COLE DAWN R COLE FREDERICK J COLE III HEATHER K COLE JACOB P COLE
JASON LLOYD COLE JOHN THOMAS COLE III JOSIAH COLE JUSTIN BRUCE COLE KEITH NEWTON COLE MICHAELA HALEY COLE MIKHAIL WARREN COLE MONICA S COLE NATHANAEL ASHER COLE ONOME KELLY COLE RANDY COLE ROBERT A COLE JR ROBERT A COLE ROBERT JAMES COLE
RYAN TYLER COLE RYAN COLE TERRY L COLE JR TONY COLE TRACE COLE WILLIAM MARLON COLE WILLIAM MASON COLE AARON LEE COLEMAN ANTHONY DEWAYNE COLEMAN CALVIN L COLEMAN COBY LEE COLEMAN DEVIN WAYNE COLEMAN DILLAN ONEIL COLEMAN EARLESS LEE COLEMAN
ERVIN L COLEMAN JR FRANCIS JAMES COLEMAN JAMES C COLEMAN JAMES LEE COLEMAN III JEFFREY P COLEMAN L B COLEMAN JR LYDELL MITCHELL COLEMAN MARQUASHA TWANIZAH COLEMAN MAURICE COLEMAN NICHOLAS COLEMAN ROBERT DAVID COLEMAN RONALD EARL COLEMAN III
RYAN T COLEMAN STEPHEN CHASE COLEMAN TAYVIS COLEMAN TYUMBRE DEUNDRA COLEMAN ZACHARY COLEMAN JEFFREY L COLER KATHERINE M COLEY RANDALL COLFORD JOVANNI RICARDO COLLADO KEVIN R COLLADO RICARDO COLLADO FRANCISCO COLLADO FLORES
DARRIN R COLLARD HARLEY D COLLARD ELEAZAR COLLAZO ROBERT H COLLEY ROBIN COLLEY SCOTT COLLIEN ANDREW LEE COLLIER JACOB A COLLIER JACOB COLLIER JEFFREY COLLIER JEREMY ROSS COLLIER JESSE EUGENE COLLIER JIMMY W COLLIER JR JOSEPH WHITE BUCK COLLIER
KAMERON KYLE COLLIER KASON C COLLIER KYLE R COLLIER LAKESHIA ROSHAE COLLIER LLOYD H COLLIER MICAH J COLLIER NATHAN PIERCE COLLIER STEPHEN KEITH COLLIER STEVEN JAMES COLLIER ADAM-RONTEL MICHAEL COLLINS ANGIE JO COLLINS AUSTIN DWIGHT COLLINS
BOBBY LEE COLLINS III CADEN DANIAL COLLINS CARL COLLINS CHARITY MELISSA COLLINS CHARLIE THOMAS COLLINS CHRISTOPHER J COLLINS CONSTANCE L COLLINS COREY COLLINS DAVID R COLLINS ERIC P COLLINS ERIC R COLLINS GABRIEL SCOTT COLLINS GREGORY J COLLINS
HUNTER C COLLINS JASON GLEN COLLINS JOSHUA COLLINS JOSHUA COLLINS KELLY COLLINS KENNETH LAROY COLLINS LOUIS E COLLINS MARK E COLLINS JR ROBYN ASHLEY COLLINS RYAN MICHAEL COLLINS SPENCER ELLIOTT COLLINS WILLIAM KADE COLLINS ZACHARY JACKSON COLLINS
ZACHARY TYLER COLLINS HUNTER CHASE COLLINSWORTH ZACHARY STEVEN COLLISI MICHAEL R COLLOM JOSE COLMENARES BERDUGO LUIS FERNANDO COLMENARES CRUZ ADAM INRI COLON ALBERT COLON AMY RENE COLON ANGEL L COLON LEONORD COLON CARLOS E COLON ORTIZ
MELVIN COLON SOLIVAN BONAVENTURE FRANK COLONNESE III ERNESTO COLORADO JUAN ANDRES COLORADO TANYA L COLQUITT GEORGE R COLSON BRIAN COLTON ROBERT K COLTON JR SALVATORE CONSTANTINOS COLUCCIO IOAN COMAN MYLES RAE COMBE TREY-VON ANTHONY COMBO
AMY J COMBS ELIJAH JOSIAH COMBS GARY F COMBS HOLLI ANN COMBS JASON J COMBS KARITA GAYLE COMBS NATHANIEL LOUIS COMBS RICKY L COMBS SR TIMMY ALLEN COMBS CALVIN E COMBS-CALDWELL JAMES NOAH ISAAC COMBS-CALDWELL BRANDON COMEAU TORY COMEAUX
AIDAN B COMER CHRISTOPHER DEAN COMER CAROLINE M COMFORT ROBERT G COMFORT JUSTIN BLAKE COMLY ROBERT AMMON COMLY JR GREGORY A COMMANDER DAITWAN RASHAAD COMMODORE RONALD CLAY COMP ALLISTER COMPAGNER KATE H COMPAGNO CAMERON LUKE COMPTON
DALTON THOMAS COMPTON JACK LAWRENCE COMPTON JARROD JAMES COMPTON JOSEPH EDWARD COMPTON JR LOUIS WAYNE COMPTON RICHARD SCOTT COMPTON RONNIE DAVID COMPTON SCOTT A COMPTON ADAM J COMSTOCK JASON A COMSTOCK GEORGE CONANAN
PHOEBE CONANAN KEENAN CONAWAY MICHAEL CONCILIO TYLER A CONDAME CAMERON TY CONDER CORBIN RAY CONDER JOSEPH ALEXANDER CONDER TYLOR CAIN CONDON THOMAS CONDRIN SHELBY P CONERLY PETER CONICK CLARE LAVERNE CONKLIN LUKE EDWARD CONKLIN
ERIC WILLIAM CONKRIGHT JAMES DILLAN CONKRIGHT STEVEN A CONKRIGHT II BRENT ANTHONY CONLEY BRIAN LESLIE CONLEY CLARK C CONLEY IV JAYME DYLAN CONLEY NOAH SPENCER CONLEY RICHARD LADEN CONLEY TIMOTHY E CONLIN CHAYNE E CONLY DARCE CONNELL
FOREST CONNELL TIA DAWN CONNELL ANDREW HARRISON CONNELLY BENJAMIN SCOTT CONNELLY HOLDEN SCOTT CONNELLY MATTHEW GRAY CONNELLY ROBERT CIARAN CONNELLY BEN A CONNER CALEB L CONNER CHRISTOPHER A CONNER LEROY PAUL CONNER NICHOLAS CONNER
RICKEY DON CONNER SHAWN MICHAEL CONNER TIMOTHY ALLEN CONNER TIMOTHY CONNER VINCENT LEO CONNER WILLIAM D CONNER CHRISTOPHER AUSTIN CONNERS JORDAN CONNOR CHRISTIAN CONNORS DANIEL RAY CONNOT RICHARD JAMES CONNOUR THOMAS L CONOUR II
NICOLAE CONOVALOV KIRBY ANTHONY CONOVER SCOTT A CONOVER BRYAN CONRAD CHRISTIAN JOHN CONRAD JOSEPH RAY CONRAD KYLE CONRAD PAYTON CONRAD GARRETT CONROY MICHELE RENEE CONSLEY JAMES ADAM BRYCE CONSTANT KASEY L CONTENT JOSEPH MICHAEL CONTI
ELOISA C CONTI HARTLEY ALBERT E CONTOIS JR CELINA CONTRERAS CRYSTAL M CONTRERAS JESS CONTRERAS JOSE A CONTRERAS JOSE M CONTRERAS MARIO ALBERTO CONTRERAS MIGUEL CONTRERAS NICHOLE MARIE CONTRERAS OMAR CONTRERAS PEDRO CONTRERAS
ROBERTO CONTRERAS JR DAVID TIMOTHY CONYERS JR PHILLIP M CONYERS ADRIAN LEJUAN CONYERS-POWELL GRAYE MARCUS COODY AARON COOK ANDREW LYNDON COOK ANDY COOK ANGELA COOK AUSTIN MICHAEL COOK BRYAN DAVID COOK CHARLES EDWARD COOK
CHRISTOPHER E COOK CHRISTOPHER MICHAEL COOK CODY R COOK DANIEL P COOK DUSTIN L COOK FRANCIS J COOK HEATHER PAIGE COOK JAMES D COOK JASON N COOK JOHNATHON BLAKE COOK JOSHUA COOK LAQUANDA COOK ORION THOMAS COOK PATRICIA ANN COOK
PRESTON W COOK RICHARD A COOK JR RICHARD ALLEN COOK SR RICHARD COOK RICK L COOK ROBERT JASON COOK RUSSELL L COOK SCOTTIE L COOK STONEY H COOK THOMAS COOK TIMOTHY C COOK TIMOTHY W COOK TODD J COOK WENDI PATRICIA COOK BENJAMIN DAVID COOKE
CLARENCE JOSEPH COOKE ROBERT COOKE WILLIAM J COOKE FRANK L COOKS DRAKE WAYNE COOKSEY JACOB ELI COOKSEY DUSTIN T COOL MATTHEW R COOL CHRISTOPHER D COOLEY MICHAEL TODD COOLEY TANISHA M COOLEY CALLEE COOMBS CHAD D COOMBS CURTIS ANDREW COOMBS
FAWN M COOMBS MICHAEL JAMES COOMBS COLLIN COOMES MICHAEL JEFFREY COOMES CARL TIMOTHY COON STEVEN COON JOHN EUGENE COONES JAMES COONEY KRISTOPHER COONROD ALEXANDER BRENNEN COOPER ALTON J COOPER AUSTIN JAMES COOPER BAILEY DAVID COOPER
BENTON J COOPER BRICE COOPER CHARLES RAYMOND COOPER CHARLOTTE LEE COOPER CORY A COOPER CRYSTAL COOPER DANNIE COOPER DAWSON COOPER DONALD E COOPER JR DOUGLAS LANG COOPER JASON COOPER JEFFERSON STEVEN COOPER JEREMY M COOPER
JERRY DEAN COOPER JOHN COOPER JORDY COOPER JOSHUA COOPER KEDEDRIQUE DWAYNE COOPER KEITH COOPER KODI COOPER LAURA LEE COOPER LISA RENEE COOPER LORI MARIE COOPER LORRAINE COOPER MARKCUS D COOPER MATTHEW DAVID COOPER MATTHEW J COOPER
MELISSA KAY COOPER MICHAEL LEE COOPER MICHAEL PATRICK COOPER NATHAN COOPER NATHANIEL B COOPER RICHARD COOPER RICKEY MICHAEL COOPER ROBERT S COOPER RONALD C COOPER SETH ADAM COOPER STEVEN COOPER JR THOMAS E COOPER TREVOR COOPER
WENDY COOPER WILLIAM C COOPER II WILLIAM TYLER COOPER ZACHARY CHARLES COOPER EDWARD COOPWOOD SCOTT COOTE FRANCISCO JAVIER COPADO CALVIN COPE JOSHUA CHASE COPE KHADRIAN JHOSANI COPE TERA ANN COPE ANGELA BENITA COPELAND BILLY COPELAND
CHARLES ANTHONY COPELAND DAVID COPELAND JASON H COPELAND JOE COPELAND JOSHUA R COPELAND MADISON COPELAND STEPHEN W COPELAND CAROLYN A COPENHAVER BRIAN T COPLEA HEATHER COPLEN MICHAEL S COPLEY BRIANNA LEIGH COPPOCK DOUGLAS MARTIN COPPOCK
DON CORBELL ROBERT B CORBETT ARNOLD P CORBIN BRETT A CORBIN MALACHI CORBIN MELINDA KAY CORBIN BRANDON B CORBITT CHARLES CORBLE DAYNE R CORBRIDGE JOHN CORCORAN JOHN CORDEIRO CALEB FLORITO CORDERO JEHOVA CORDERO RYAN D CORDIAL
OMAR MAURICIO CORDOBA QUINTERO CHARLES BRUCE CORDON-MARTIN ALEJANDRO CORDOVA ALEX CORDOVA ARMANDO CORDOVA JESUS CORDOVA PATTY CORDOVA CARLOS H CORDOVA MATA DOREAN CORDOVA PACHECO FRANCIS ELLIOTT CORDREY JR SABRINA COREA
BRENDAN CORIANO ROBERT CORLEW CHADWICK D CORLEY JOHNIE CLAYTON CORLEY III MARCALE CARL DEON CORLEY KIMBERLY R CORLISS MIHAI CORNEI TODD CORNEILSE ERIC PHILIP CORNEILSON DELFINO C CORNEJO HUGO CORNEJO JAIME ALBERTO CORNEJO MIGUEL ANGEL CORNEJO
ABISAG CORNELIO BREVAN T CORNELIUS FRANCIS B CORNELIUS EMILIE FAITH CORNELL ROBERT S CORNELL BEN D CORNETT CASEY JOHN CORNETT JASON P CORNETT JUSTIN MICHAEL CORNETT LEAH R CORNETT MICHAEL J CORNETT DEREK L CORNISH JAMES W CORNISH JOHN R CORNISH
TREVOR CORNISH DUSTIN T CORNS TREVOR AUSTIN CORNS DANIEL NORMAN CORNWELL JEREMIAH L CORNWELL SHANE CORNWELL TAMI ROBINETTE CORNWELL FRANK CORONA GLORIA CORONA MARCO V CORONA SR PEDRO CORONA CARRIE MARIBEL ALLISON CORONA GLENN
ALEJANDRO CORONA PEREZ JOSE A CORONA RIVERA JOSE MARTIN CORONA TORO FRANCISCO ARISTIDES CORONADO MICHAELA RAQEUL CORONADO DAVID CORONADO-JACOBO DEAN-AUSTIN CURTIS CORPREW JENIFER DALE CORPUZ DAVID CORR MANUEL CORRAL QUEZADA
IBZAN CORRALES MARIANO ANTONIO CORRALES AMAYA JOSE L CORREA LUIS ENRIQUE CORREA NICHOLAS CORREA JOHN CORRISTON JR DREW RUSSELL CORRY MELINDA JEANNE CORSAW CARLOS ALBERTO CORTES BLANCO ANDREW CORTESE ADRIAN CORTEZ ARTURO CORTEZ
BRENDA CORTEZ BRYAN JAVIER CORTEZ CARLOS GONZALEZ CORTEZ DAVID ISAAC CORTEZ EDGAR CORTEZ FRANCISCO JAVIER CORTEZ III JUAN A CORTEZ NATALY CORTEZ OMAR CORTEZ JESUS CORTEZ VEGA FRANCISCO J CORTEZ GUEVARA CATHY CORTNER BRET MICHAEL CORWIN
PATRICIA ANN CORWIN CARSON DOUGLAS COSBY RYAN SEAN COSBY RYAN MICHAEL COSCO BRANDON LEE COSMAN PAUL L COSMAN BILLY COSSE JONATHAN COSSE FRANCISCO MANUEL COSSIO CHRISTINA D COST DILLON MITCHELL COST JEFFREY COSTELLO MATHEW COSTELLO
PATRICK COSTELLO BUFORD D COSTEPHENS JR COLIN BRANDT COSTEPHENS DARRELL COSTIGAN CODY COSTLEY JOHN COSTLOW ERIC COTE ERIN M COTE JESSY COTE JOSEPH ROBERT COTE JUSTIN P COTE JONAS D COTLER JONAS DAY COTLER JR MATTHEW COTNAM PEDRO E COTOC SANCHEZ
CHRIS N COTSONES DOUGLAS L COTTAM AARON WAYNE COTTEN CLINTON DALE COTTEN PHILLIP A COTTEN JR AUSTIN HUNTER COTTINGHAM GRAYSON THOMAS COTTINGHAM BROCK ERWIN COTTLE DUSTIN WAYNE COTTLE MELISSA R COTTLE BLAIR COTTON DESIREE CATHERINE COTTON
JEREMY R COTTON ROBERT LEROY COTTON JR CARL CHRISTIANSON COTTRELL DAVID AARON COTTRELL BRYCE C COUCH CALEB W COUCH CHRISTIAN MARTIN COUCH CHRISTOPHER R COUCH DOROTHY LYNN COUCH EMILY LOUISE COUCH JAKE TOBY COUCH LYDIA COUCH TERRY RAY COUCH
THOMAS A COUCH CODY COUGHLAN STEVE COUGHLAN DENNIS COUGHLIN OLGA ALEXANDRINA COUGHLIN NEAL W COULARDOT STEFAN COULOMBE BRIAN KEITH COULTER CALEB DALTON COULTER TOM COULTER BRENDAN COUNCIL JASON COURCHENE BRANDON J COURTNEY
JONATHAN J COURTNEY SR JOSHUA COURTNEY NATHAN N COURTNEY NICHOLAS C COURTNEY RYAN C COURTNEY TROY E COURTNEY VANCE CHRISTOPHER COURTNEY JASON C COURTRIGHT SHANE DALE COURTROUL FRANCOIS COUSINEAU JOSHUA R COUSINS ROBERT E COUSINS
WILLIAM C COUSINS SAM COUSSENS JACOB COLBY COUTERMARSH TYLER ANTHONY COUTERMARSH ROGER COUTU ALBERTO I COVARRUBIAS BRIAR COVAULT LUCAS REX COVAULT STEVEN DEAN COVAULT JOSEPH E COVELL DANIEL COVERDALE DAVID BERNARD COVERT CAROL L COVINGTON
CHRISTOPHER T COVINGTON DARYL WAYNE COVINGTON JR COREY S COWAN KAHARRI RENEE COWAN KYLE COWAN MARGARET ROSE COWAN MICHAEL AARON COWAN SR ELEANOR A COWAN-HUNTER AUSTIN LEE COWARD CHRISTOPHER D COWARD JOEY G COWARD RAYE ANN COWARD
ROGER D COWARD RYAN E COWARD ZACHARY JOSEPH COWARD JOSH COWARD-MILLETTE DORIAN ANTON COWART JR JUSTIN KAINE COWART STEVE COWART STEVEN HAROLD COWLES KENON WADE COWLEY TRENTON CHASE COWLEY ALEXANDER JOE COWLING MARRISSA NICOLE COWLING
JOSHUA L COWLISHAW LANCE DARWIN COWPERTHWAITE ALEXIS VICTORIA COX AUSTIN D COX BARBARA LESHEA COX BRADLY NEAL COX II BRIAN E COX CEDRIC N COX CHRISTOPHER JASON COX CHRISTOPHER S COX CODY ALLEN COX CODY JOSEPH COX DALTON GARRETT COX
DANIEL M COX DANNY L COX DAWN M COX DERICK ARNELL COX DEWAYNE K COX DONALD GENE COX DONALD S COX DOUGLAS A COX DYLAN ANDREW COX DYLON DELANE COX GARRETT DAKOTA COX GUY FRANKLIN COX JR JASON A COX JIMMIE DALE COX JR JOHNNY CARLTON COX II
JORDAN KEITH COX JOSEPH L COX JOSEPH M COX JOSHUA HUNTER COX JUSTIN GATOR COX JUSTIN L COX KEVIN L COX LANDON V COX LEO CAMERON COX LOYAL FRANKLIN COX III MADISON COX MECHELLE LYNN COX NATHAN R COX PATRICK A COX REBECCA COX ROBERT COX
RODNEY MICHEL COX RYAN WILLIAM DAVID COX TOBY RYAN COX WILLIAM T COX CALEB THOMAS COY NATHAN ADAM COY NICHOLAS EUGENE COY BRENNAN LOUIS-MICHEL COYLE DARYL D COYLE LARKIN ALLEN COYLE LEWIS ELWOOD COYLE TRINESE EVETTE COYLE DAVID R COZART
GUY E COZINE ROBERT K COZINE BENJAMIN ANDREW CRABTREE GAGE ERIC CRABTREE JENNIFER L CRABTREE RICHARD LEON CRABTREE COLLIN NEIL CRAFT DANNY CRAFT JASON LEE CRAFT KYLE WAYNE CRAFT MATTHEW ALFRED CRAFT THOMAS GLENN CRAFT JARED OWEN CRAFTON
TOMMY WAYNE CRAFTON WILLIAM RAY CRAFTON COLTON LEE CRAGER JEREMY D CRAGER M CHARLENE CRAGER SABATHA CRAGER WARREN E CRAGO SHAYNE CRAGUN AUSTIN THOMAS CRAIG BRANDON ELLIS CRAIG DANIEL L CRAIG DONALD W CRAIG HAYDEN CRAIG JONATHAN ROBERT CRAIG
JOSHUA A CRAIG JOSHUA LEVI CRAIG LEWIS DAMON CRAIG MARIA CONCETTA CRAIG PAMELA JILL CRAIG ROBERT K CRAIG STEPHEN RAWLINGS CRAIG TIMOTHY V CRAIG WESLEY L CRAIG WILLIAM JEFFREY CRAIG DANTON CRAIG-BLEVINS J BARTON CRAIN MICHAEL F CRAINE
NICOLE M CRAMBLETT KHALID CRAMER KHALIL CRAMER LOGAN ANDREW CRAMER BRENT W CRANDALL MARK CRANDALL RIC A CRANDELL AUSTIN B CRANE CHRISTOPHER A CRANE CODY PAUL CRANE JOAN M CRANE MARK THOMAS CRANE KC J CRANER SAMUEL DRAYKE CRANFORD
TRENTON MYLES CRASE RODERICK CRATIC KOLTON CRAVALHO AUBREY DWAYNE CRAVEN FORREST WORKMAN CRAVENS ELIZABETH ANNE CRAVER ROY B CRAVEY CHRISTOPHER CRAWFORD DAVID W CRAWFORD DREW CARBIE CRAWFORD DUSTIN LOWELL CRAWFORD JACOB R CRAWFORD
JAMES KYLE CRAWFORD JAMES RICHARD CRAWFORD JIMMY R CRAWFORD JORDAN MAXWELL CRAWFORD JOSHUA MILLER CRAWFORD JULIE ANN CRAWFORD MARSHALL CRAWFORD MARTIN LOGAN CRAWFORD MITCHELL V CRAWFORD PHILIP CRAWFORD RICKIE D CRAWFORD
ZACHARY CRAWFORD CURTIS ROSCO CRAWLEY ERIN E CRAYCRAFT MELISSA CRAYTON ROBERT DEMONT CRAYTON TERRY J CREAGER MICHAEL DAVID CREAMER JAMES H CREASY CARL E CRECY CARL EDWARD CRECY II TIMOTHY WILLIAM CREE ABEL JOSIAH CREECH AUSTIN J CREECH
JOHN LOGAN CREECH LANDON M CREECH MICHAEL ALAN CREECH ROBERT HEATH CREECH JEROME CREEK JOSE CREEK META D CREEK HEATHER L CREELY HOWARD F CREGER ZACHARY TAYLOR CREGER DANIEL BOYD CREMER JAMES D CREMER MARK E CREMIEUX JAMES T CRENSHAW
TIMOTHY RYAN CRENSHAW RYAN CRERAR ANTHONY PAUL CRESPIN ORIANNE MARION CRETUAL MARC-OLIVIER CREVIER-MORIN HUNTER ALLAN CREW MARK A CREW GAGE CREWS LEWIS DIAL CREWS IV TED DOUGLAS CREWS DAVID B CRIBB JOHN W CRIBB JR KYLIE ALTMAN CRIBB
THOMAS R CRIBB JR JEFFREY D CRICK HAZEN CRIDDLE CALEB HEATH CRIDER COREY STUART CRIDER KARAH-LYN MARIANA CRIHFIELD HEATHER A CRILL JORDAN CRILL LESTER L CRIM NICHOLAS D CRIM REBECCA ANN CRIM ERIC CRINER BRENNEN DUKE CRINKLAW KELLY CRIPPS
KOBE FRANCO CRISOSTOMO JUAN CAROLS CRISPIN LASALLE RICHARD R CRIST JERRY W CRISWELL RONALD G CRITES HUNTER CRITTENDON KIMBERLY MARIE CROCE GARY N CROFT MELISSA CROFT ROBERT G CROLL AUSTIN SCOTT CROMER JAMES HOYLE CROMWELL COLE JACKSON CRONEY
ADAM CHARLES WAYNE CRONIN SHANNON L CRONIN ROBERT M CRONK ALEC CROOK CODY ERIC CROOK MATTHEW JAMES CROOK WILLIAM RAY CROOK PAUL P CROOKE LLOYD CROOKS MATTHEW J CROOKS NORMAN D CROOKS JAMES MARK CROOM JAYDE CROOME
SHERMAIN LABRANDON CROONE JOSHUA LEE CROSE NATHAN LEE CROSE BLAKE P CROSHAW ANTHONY RAY CROSS CHRISTOPHER C CROSS DANIEL JAMES CROSS DERRICK ONEAL CROSS JAMES CROSS MEGAN ELIZABETH CROSS MICHAEL A CROSS MICHAEL CROSS STEPHEN E CROSS
TOBIE CROSS JENNIFER CROSSETT JEREMY JOHN CROSSLEY BRIAN KEITH CROSSNO CHAD ELLIS CROSSNO DUSTIN M CROTHERS TIMOTHY P CROTHERS MARCUS G CROTTS JEFFERY L CROTTY AUSTIN HUNTER CROUCH CHRISTOPHER E CROUCH COLBY D CROUCH GARY L CROUCH
JEREMY WILLIAM CROUCH JONATHAN EDWARD CROUCH MARTIN LANDON CROUCH TAMMY CROUGH ANDREW LENZY MASON CROUSE IAN MATTHEW CROUSE CHARLES A CROUSSER FREDRIC L CROW HAROLD D CROW JIMMY ALAN CROW KEARSTIN CHEYENNE CROW
LEONARD CLARKSTON CROW WESLEY DYLAN CROW JAMIE D CROWDEN BENJAMIN CROWDER CARL A CROWDER DAVID LEE CROWDER JAMES DEAN CROWDER JAMES LARRY CROWDER JR ROGER RALPHDALE CROWDER CARSON JACE CROWE CHRISTOPHER W CROWE DANIEL CROWE
JEFFERY CROWE RYAN A CROWE CHAD W CROWELL CRAIG SCOTT CROWELL DAVID L CROWELL DAVID M CROWELL JAMES CROWELL BAQUARDI QUORTEZ CROWLEY SR WILLIAM C CROWLEY KIMBERLY R CROWN STACEY CROWN KENNETH CHAD CROWSON CHAD A CROWTHER
DANIELLE NICOLE CROWTHERS ZACHARY WAYNE CROY CASSANDRA CROYLE NICOLE CHERIE CROZIER MARSHALL B CRUDUP MARSHALL CRUDUP RAYMOND CRUICKSHANK CHRISTOPHER MATTHEW CRUM MITCHELL AUSTIN CRUM CEDRIC DEANDRE CRUMBLEY JAMES A CRUMLEY
JAMES CRUMM TERRANCE LAMAR CRUMMIE JACARRAN TICHI CRUMP STEPHANIE RACHELLE CRUMP JARRET CRUMPTON TANNER WILEY CRUMPTON ZACHARY GLENN CRUMPTON RICHARD WAYNE CRUMRIN MICAH LYNN CRUNK MICHAEL SETH CRUNK NICHOLAS D CRUNK
JADEN CHASE CRUTCHER MARIBETH CRUTCHER TRAVIS W CRUTCHER JORDON CRUTCHFIELD ALDO CRUZ ALONSO BENJAMIN CRUZ JR ANDRES CRUZ CARLOS JUAN CRUZ CHRISTIAN S CRUZ CHRISTIAN CRUZ CHRISTOPHER RAMIRO CRUZ DIANE CRUZ EDDIE CRUZ ERIC SAMMY CRUZ
GONZALO CRUZ HECTOR JOSE CRUZ ISRAEL G CRUZ JAMIN JUAN CRUZ JESSICA CRUZ JOSE LUIS CRUZ JUAN CRUZ JUSTIN R CRUZ KEVIN CRUZ MARCELO CRUZ RUDY L CRUZ SIDNEY JOSEPH CRUZ TOMAS CRUZ ABDIEL ITAMAR CRUZ DURAN ALAN CRUZ LOPEZ CARLOS A CRUZ PRADO
JOSE LUIS CRUZ ZAVALA ADALBERTO CRUZ-MENDEZ GREGORY M CRYSLER PETER GERGELY CSONKA FELTON B CUCH MILICA CUCUZ MATTHEW CUDD RYAN CHRISTOPHER CUDDAHY MICHAEL CUDE TIMOTHY JERRAD CUDE TIMOTHY CUDHEA JAVIER J CUERVO GARCIA ALEJANDRO CUEVAS
JAIME A CUEVAS KAREN FAYE CUEVAS VANESSA CUI DUSTIN EMMANUEL CULBERSON MATTHEW DARIN CULBERSON BRANDON JAMES CULBRETH ASHTON NEIL CULICK CHARLENE TOY CULLEN DANIEL WILLIAM CULLEN JASON M CULLEN JAMES HARLEY CULLINS DAVID GLENN CULP

ERIC D CULPS MICHAEL ALLEN CULPS CHAD A CULVER DALTON JAMES CUMBEE SHELDON CUMBERBATCH JOSEPH E CUMBERWORTH ROBERT R CUMBIE JR CLINTON KYLE CUMMING DENZEL RICHARD CUMMINGS JERAMIAH LEE CUMMINGS JOHNATHAN DAVID CUMMINGS MARK CUMMINGS
CAMERON SCOTT CUMMINS JACOB THOMAS CUNDIFF VAN BIAK CUNG ASHER CUNNINGHAM BENJAMIN KYLE CUNNINGHAM BLAKE FORREST CUNNINGHAM BRIAN E CUNNINGHAM BRIAN CUNNINGHAM CHON T CUNNINGHAM CHRIS C CUNNINGHAM DUSTIN ERIK CUNNINGHAM
JACOB R CUNNINGHAM JON JACOB CUNNINGHAM JOSEPH R CUNNINGHAM JUSTIN K CUNNINGHAM KRISTEN DENISE CUNNINGHAM MARK WILLIAM CUNNINGHAM MATT W CUNNINGHAM QUINN CUNNINGHAM FRANKLIN DAVIES CUNUPP BRAD LEE CURBOW DUSTIN WAYNE CURCIO
KYLE TREVOR CURETON JOSE ANTONIO CURIEL JUSTIN M CURL STEPHANIE ILENE CURL FRED CHANDLER CURLEY IRENE M CURLEY CAGE R CURLIN CAMERON J CURLIN GLADYS M CURLIN KYLE D CURLIN STEPHANIE L CURLIN TROY D CURLIN ADAM LEELAN CURREY ANTHOL D CURRIE
CHRISTOPHER CLAYTON CURRIE JOHN K CURRIE MATTHEW JOHN CURRIE RUSSELL ALLEN CURRIE TERRYN CURRIE TYLER CURRIE RICKY NELSON JR CURRIN JR ANDREW J CURRY JACOB S CURRY JAMES M CURRY JEFFREY D CURRY JOHN M CURRY MARISSA LACY CURRY ROBERT H CURRY JR
SETH E CURRY TONY LEE CURRY ANTHONY BENJAMIN WAYNE CURTIS CHRISTOPHER A CURTIS CODY DOUGLAS CURTIS JASON B CURTIS JONATHAN KEITH CURTIS NICHOLAS R CURTIS PAUL DERRICK CURTIS RONDARIUS ANTUAN CURTIS RYAN P CURTIS STEVEN WAYNE CURTIS
WILLIAM THOMAS CURTIS JENNIFER LEANN CURTIS HYDE MORGAN TAYLOR CURTS GRACE LOUISE CURTSINGER JESSIE RAY CURTSINGER BRIAN KEITH CURTWRIGHT ANTHONY CUSHMAN DARRIN J CUSHMAN AARON CHRISTOPHER CUSICK ANTHONY D CUSSANO JACOB D CUSTARD
BENJAMIN ELWYN CUSTER CALEB EDWARD CUSTER WARREN E CUSTER ARMANDO CUTINO BRENDAN CUTLER MARQUES DEMARRIUS CUTLER ZAYDON PHILIP CUTLER HOGAN BARRETT CUTSHALL DEHVYN RAY CUTTILL EMBRALYNN NICHOLE CUTTILL MATTHEW S CUTTILL JENNIFER M CUTTS
JONATHAN CUVAR JOHNATHAN ANDREW CUZZORT BRANDON M CYBAK-VERTIN ERIC CYR JOSEPH MC CLAIN CZAJKA JOHN STEVE CZARNIECKI IV HERNANI DA CRUZ ANDRADE DANIEL DA ROSA JENNIFER D DA SILVA JONATHAN DA SILVA VITOR DA SILVA RONNIE DABIDEEN DANIEL DABO
KARLA DACAL FERNANDEZ DEVIN NICHOLAS DAFFERN ADRIEN DAFOE RYAN DAFOE ZACHARY A DAGGS MATHEW ARNOLD DAGNAN TANNER ANDREW DAGNAN STEVEN A D'AGNESE RACHELLE ANN DAGOSTINO DAVID A DAGUE WAYNE DAHL NADER DAHLAN DAX DAHLE TRAVIS B DAHLE
ANDREW J DAHLHEIM ADAM D DAHLIN CHAD F DAHLKOETTER BRANDON JAMES DAHLSTROM HENRY EVANS DAIGLE LEAH DAIGLE MICHAEL DAIGLE TIMOTHY ADAM DAIL TONY DAIL JOSH FRANCIS DAILEY MEGHAN DAILEY RICHARD KEITH DAILEY SCOTT DAILEY STEVEN R DAILEY
DOUGLAS DAINES ALEX DAKE SIERRA DAKERS BRANDON DOUGLAS DALE CAREY A DALE DANIEL LEE DALE WILLIE LEE DALE JR MADISON ELIZABETH DALESANDRO BETHANY ANN DALEY CAGNEY DALEY MICHAEL DALEY RHAUN ALEXANDER DALEY CHARLES DALGLEISH JULIAN E DALIA
THOMAS DALLON COLTEN Z DALTON JENNIFER DALTON KENDRA R DALTON KEVIN DALTON TIFFANY KING DALTON CHRISTOPHER JOSEPH DALY DANIEL L DAMERON RASHEL BETH DAMERON DAKODA EDWARD DAMGAR LEYRA DAMIANI AYALA JULIE L DAMICO ETHAN HUNTER D'AMICO
SINSARAVOUTHY NATHAN DAMLONG LAUREN BETH DAMMEYER ELIJAH E DAMON RICHARD DAMON MATTHEW DAMRON THERESA DAMWEBER KALEB JOE DANA XAVIER LASHAUN DANBERRY FARRELL EDWARD DANCER JONATHAN EDWARD DANCER KHADIJAH DANDRIDGE TC MICHAEL DANG
MATTHEW D'ANGELO BRADLEY DANGLER TYLER DANGLER CURTIS R DANIEL GUADALUPE DANIEL JACOB RYAN DANIEL JASON C DANIEL JOSEPH GORDON DANIEL SAMUEL DANIEL SHAD EDWIN DANIEL TIMOTHY ALLEN DANIEL TYLER BLAKE DANIEL JOSHUA WAYNE DANIELL BRIAN D DANIELS
BRITTNEE SUE DANIELS BRYAN C DANIELS CHARLES S DANIELS CHRISTIAN TREVOR DANIELS CINDY RENNEE DANIELS CODY ROSS DANIELS CRAIG DANIELS DAVID E DANIELS GILBERT REESE DANIELS HARLEE RAINA DANIELS JACOB HUNTER DANIELS JAMES E DANIELS JAMES P DANIELS
JASON THOMAS DANIELS JR KALE DANIELS KEVIN LAMAR DANIELS MATTHEW R DANIELS MICAH DANIELS MICHAEL LEE DANIELS PATRICIA A DANIELS ROBERT DANIELS RYAN S DANIELS SHELLEY D DANIELS THADDEUS JEREMIAH DANIELS TYLER J DANIELS LUIS ALBERTO DANIELS DOMINGUEZ
BRITTANY LUCILLE DANIELS-CLOUD JEAN DANJ ROBERT R DANN RONNY DANNER THOMAS J DANNER MICHAEL RICHARD DANNHAUS LEON DANSBY BRANDEN A DANTIN LEROY W DANTIN STEVEN E DANTONELLO MADHU DANTULURI SAMMY K DAO CHINHGUONG DAO KEVIN D DARBY
REANNA J DARBY WILLIE R DARBY JUSTIN DEVON DARGAN THOMAS CONOR DARGAN MINODORA DARIE EBENEZER DARKWAH SETH AARON DARLINGTON SARAH DARMODY DENNIS ERIC DARMOFAL TYLER JAMES DARMOFAL KAREN ELAINE DARNELL JONATHAN EDWARD DARON
STEVEN BRUCE DARRACOTT JR JUDE DARRAH JR TAKUMU DARRING CURTIS SCOTT DARROW LOGAN A DARROW DERRICK A DARST SHAKER G DARWISH NATHANAEL DASENT MICHAEL A DASGUPTA JOSEPH D DASHER MISTY RENEE DASHER AJAY DASHRATH BHATKAR DINESH DASS
MARY DATO NEIL DATTADEEN CHRISTOPHER TODD DATTI ROGER A J DATTILO DUSTIN MICHAEL DAUGHERTY KRISTIN DAUGHERTY MATTHEW DAUGHERTY MONTE D DAUGHERTY RICHARD HAROLD DAUGHERTY APRIL R DAUGHTRY MICHAEL T DAUPHIN DOMINIC ALEXANDER DAUSEY
HARIS MUHAMED DAUTBEGOVIC TERRI DAUTE ARTHUR LEE DAVENPORT JR AUSTIN TYLER DAVENPORT TY GLENN DAVENPORT TYLER WAYNE DAVENPORT JACOB ALEXANDER DAVES ANITA LOUISE DAVID JAMES C DAVID RYAN L DAVID DAVID GLINDAN DAVID RAJ JENNA M DAVIDS
BRANDON C DAVIDSON CLAYTON LAKE DAVIDSON HAYDEN RICHARD DAVIDSON JACKIE DAVIDSON JOHN L DAVIDSON KEAHI DAVIDSON MATTHEW ROBERT HARLEY DAVIDSON PARKER DAVIDSON PHILLIP DAVIDSON SR RANDOLPH S DAVIDSON REBECCA ANNE DAVIDSON RODNEY DAVIDSON
RYAN DAVIDSON SAMUEL A DAVIDSON BENJAMIN DAVIES BRYCE M DAVIES CHRISTOPHER L DAVIES EVAN JAMES DAVIES JATHAN LLOYD DAVIES KAYLA MARIE DAVIES SPENCER M DAVIES GABRIEL V DAVILA MARTIN DAVILA ROBERT DANIEL DAVILA MEDINA ALEX OMAR DAVILA RODRIGUEZ
JAIME DAVILA-RAMOS PAUL DAVILO TIMOTHY DAVILO LEIGHTON ISAAC DAVINO MICHAEL DAVIO AARON D DAVIS JR AARON P DAVIS ALEX RUSSELL DAVIS ALEXANDER LEE DAVIS ALYSA SUZANNE DAVIS ANDREW O DAVIS ANNETTE MAY DAVIS ANTHONY JEROME DAVIS ANTHONY LEONARD DAVIS
APRIL DAVIS ASHLEY MALYN DAVIS BARBARA A DAVIS BENJAMIN ALAN MICHAEL DAVIS BILLY RAY DAVIS BRANDON JO DAVIS BRANSON DAVIS BRIAN KEITH DAVIS BRIAN L DAVIS BRUCE DAVIS CALEB JOHN DAVIS CARL FLOYD DAVIS CARL JAMES DAVIS CARTER MITCHELL DAVIS
CASEY G DAVIS CHADWICK E DAVIS CHAS SCOTT DAVIS CHAZ LEE DAVIS CHRISTOPHER J DAVIS CHRISTOPHER W DAVIS CLARENCE DAVIS CODY D DAVIS CODY JAMES DAVIS COREY RYAN DAVIS COY L DAVIS DANIELLE MARIE DAVIS DANTE REGIS DAVIS DAVID ADAM DAVIS DAVID E DAVIS JR
DAWN M DAVIS DEANDRE JYQUELL DAVIS DEARL MACK DAVIS III DELONDA DAVIS DEVIN D DAVIS DEXTER LEE DAVIS DILLIN DWAIN DAVIS DONALD W DAVIS ELAINA MARIE DAVIS ERIC LA'MONT DAVIS ERIN DAVIS EVIE N DAVIS FOREST CULLEN DAVIS HAIGAN DAVIS HARLEY DEWAYNE DAVIS
ISRAEL DAVIS JACOB NATHANIEL DAVIS JAI EVAN DAVIS JAMECIA S DAVIS JAMISON SCOTT DAVIS JARASKI JAQAY DAVIS JARED T DAVIS JARED W DAVIS JASON MATTHEW DAVIS JASON OWEN DAVIS JC L DAVIS JEFFERY ALLEN DAVIS JEFFERY L DAVIS JEFFREY DAVIS JEREMY A DAVIS
JERMORRIS DWAYNE DAVIS JIMMY LEE DAVIS JR JOHN MITCHELL DAVIS JONATHAN ROBERT DAVIS JORDAN DAVIS JOSEPH A DAVIS JOSEPH CHRISTIAN DAVIS JOSHUA L DAVIS JUSTIN SCOTT DAVIS JUSTIN SKYLAR DAVIS JUSTIN DAVIS KEITH A DAVIS KEITH JOSEPH DAVIS KEITH O DAVIS
KELLY J DAVIS KELTON JOHN DAVIS KIMBERLY DAWN DAVIS KODI ALLEN DAVIS KOMARO MARION DAVIS LABAN ANTHONY DAVIS LAKEISHA DAVIS LANDON FORREST DAVIS LARON JERMAINE DAVIS LARRY D DAVIS LAWRENCE RYAN DAVIS LAYTON S DAVIS LENARDO DAVIS MARC LEON DAVIS
MARCUS L DAVIS MARK A DAVIS MARK W DAVIS MARK DAVIS MATTHEW F DAVIS MATTHEW DAVIS MCARTHUR DAVIS MICAH DAVIS MICHAEL DEWAYNE DAVIS MICHAEL L DAVIS MICHAEL SCOTT DAVIS MORGAN TIFFANY LEE DAVIS MYISHA SHANEL DAVIS NATHAN LLOYD DAVIS
NICHOLAS B DAVIS NICHOLAS BRADY DAVIS PATRICK N DAVIS PRISCILLA DAVIS RACHAEL L DAVIS RANDOLPH R DAVIS III REGINALD FITZGERALD DAVIS JR RHONDA L DAVIS RICHARD T DAVIS ROBERT MITCHELLE DAVIS ROBERTO ARTURO DAVIS RODNEY L DAVIS RYAN L DAVIS SAMUEL H DAVIS
SEAN BRADY DAVIS SHELDON DAVIS SKYLAR AUSTIN DAVIS STACEY K DAVIS STEVEN DAVIS TADRICK DONTE DAVIS TANETRA DAVIS TANYA DAVIS TARRENCE JAMAL DAVIS TERRENCE L DAVIS THOMAS RICHARD DAVIS THOMAS W DAVIS JR TIA MAY DAVIS TIMMY DAVIS TIMOTHY AARON DAVIS
TODD EDWARD DAVIS TONY LYNN DAVIS TRE Q DAVIS TREVIS J DAVIS TRISTEN TY DAVIS ULYSSES G DAVIS VERNON E DAVIS JR WHIT L DAVIS WILLIAM ANTHONY DAVIS WILLIAM CODY DAVIS ZACHARY ANDREW WYATT DAVIS ZACHARY D DAVIS ZACHARY MICHAEL DAVIS ZARQUENTOS KENTEZ DAVIS
CARL C DAVISON JR STACY DAVISON DAVID A DAVOLT JR MANISH DAWADI DARRELL DALTON DAWKINS ALEXANDER R DAWSON AMYE M DAWSON COREY D DAWSON COURTENEY DAWSON GEPETTO M DAWSON HUNTER DEAN DAWSON JACOB A DAWSON JEREMY DAWSON LORENZO C DAWSON
ROBERT ROLLA DAWSON ADAM S DAY CLYDE AARON DAY CLYDE MICAH DAY DANIEL ERIC DAY DOUGLAS ERRIN DAY ETHAN JOSEPH DAY JEFFREY THOMAS DAY STEPHEN P DAY TIMOTHY LEE DAY TRENTON MICHAEL DAY ZACKARY DAY WAYNE TAMONDONG DAYAG ARVIN DAYAHAN
HIMCHAN AJAY DAYAL CHERYL DAYTON STACEY DE ANGELIS SONMER DE CASTRO ZORRILLA DANIEL FRANK DE FREVAL TIECE DE GAZON LEONARDO DE JESUS LINARES BRAYAN DE LA CRUZ MIGUEL ANGEL DE LA CRUZ TORRES JOVITA DE LA FUENTE DENISE A DE LA GARZA
DIANA ALEXIS DE LA GARZA VIDAL DE LA MORA RAMIRO DE LA O GONZALEZ ELEAZAR DE LA PAZ GUILLERMO DE LA ROCA ESPINOZA ADRIAN DE LA ROSA ROMULO DE LA ROSA CASTILLO JOSEPH DE LA SALLE JASMIN DE LA TORRE OCIEL DE LA TORRE ARTURO DE LA VEGA CANO
LUIS F DE LA VEGA GONZALEZ ERNESTO DE LAPAZ NOE DE LARA JR CHANELLE DE LEON CLARIE ANN DE LEON JASON MANUEL DE LEON JIMENEZ LAURENT DEMEY LEONARDO CAPUTO DE MOURA JOSUE DE PAZ OSCAR DE PAZ CALDERON ASHLEE DE ROOY JOE DE SOUSA JEROME DE VERA
JORGE YUNIEL DE VERAS REYTOR DANIEL GLEN DE WITTE PATRICK J DEADY ADDISON PAIGE DEAL RONI SHAW DEAL AVERIE LAUREN DEAN BRIAN MICHAEL DEAN BRITNEY S DEAN CASEY A DEAN CHARLES TYLER DEAN CHRISTIAN B DEAN CHRISTOPHER JOSEPH DEAN CHRISTOPHER MICHAEL DEAN
DANIEL J DEAN ERIC THOMAS DEAN FRANCIS N DEAN JR GEORGE TANARD DEAN KENNY LEE DEAN LARRY PATRICK DEAN MICHAEL E DEAN NICHOLAS JAMES DEAN RYAN WAYNE DEAN ZAK DEAN BRIAN ALEXANDER DEANDA JAMES WILLIAM DEANDREA JR RIAH L DEANE TONI DEANE
KENNETH DEARBORNE BROCK EDWARD DEARDEN GREGORY ALAN DEARDORF RONALD R DEARDORFF AIMSLEY NICOLE DEAREN CRAWFORD DEARING BRIAN DEARMAN EVAN DEARMAN ROBERT B DEAS JAMES DEASON MATTHEW MICHAEL DEASON JAMES DEATON LARRY P DEATON
JASON S DEAVERS JONATHAN R DEBAUN KEVIN D DEBERRY ATANU DEBNATH RACHEL DEBOER MATTHEW DEBOIS AMIRACLE SHIRLEY DEBOSE MICHAEL CHRISTOPHER DEBOUSICNE-MARTINEZ ANDRE LAMOND DEBRICK TAMMY DARLENE DECARLO JACQUALENE ROXANNE DECK
PATRICK DAVID DECK WILLIAM R DECKARD EDWIN D DECKER JAMES F DECKER KURT JAMES DECKER SHANNON LEE DECKER STANLEY RUSSELL DECKER TONYA NICOLE DECKER ZACHARY DAVID DECKER REMINGTON A DEDDEN JOSHUA DYLAN DEDEAUX JAKE ANTHONY DEDERICH
FREDERICK J DEDERMAN JEFFREY G DEEB LINN T DEEDRICK CHRISTOPHER A DEEDS ETHAN JOSEPH DEEL RICKY DEEL ROBERT D DEEN JR ROBERT ROCK DEENER MATTHEW D DEENIK JAMES A DEERE JR JEFFREY S DEERING MELISSA DEES TRAVIS W DEES DILLON EUGENE DEESE
LEON H DEFENDORF JEREMY M DEFILIPPO MARK N DEFILIPPO CODY ROBERT DEFORE ALI MICHELLE DEFRIES BILLY JOHN DEGARMO DOUGLAS F DEGLER MARCO DEGOLLADO VELOZ CHRISTOPHER L DEGRAFF MATTHEW KYLE DEGROOD MICAH PHILIP DEGROOD ZACHARY DEGUILIO
LARRY DEGUIRE BRANDON DEHAAN FLOYD O DEHART WILLIAM DEHAVEN BRANDON L DEHEK ANDREW DEHKURDI MONTELL DEAN DEHNE SERENA L DEHONEY JOSCELYNE DEIBERT RETYCE LEE DEJESUS RUSSELL ALLEN DEJONG RYAN CHARLES DEJONG TRAVOUS RUSSELL DEJONG
HUGO ANDRES DEL CASTILLO JUAN DEL HOYO LUIS DEL HOYO KEVIN DEL PUPPO ARNEL DEL ROSARIO JASON DEL ROSARIO ROMEO DEL ROSARIO ROMEO DEL ROSARIO CARLOS C DELACRUZ NICK J DELACRUZ NIKO A DELACRUZ CLINTON J DELAGRANGE JEFFERY L DELAGRANGE
JOSEPH A DELANCEY STEVEN W DELAND DAVID M DELANEY MICHAEL P DELANEY ANA GISSELL DELAPAZ RAYMOND JOSEPH DELARIO MAURICIO S DELAROSA DAVID DELATTRE JUSTIN ALAN DELAUDER EDGAR DELEON NORMA XOCHITL DELEON JASON DELFIN ANDREA DELGADILLO
VIVIANA DELGADILLO ESMERALDA NA DELGADO HERMINIO DELGADO JUAN DELGADO LEONARDO ALI DELGADO MARIO DELGADO MISAEL EZEQUIEL DELGADO ORLANDO DELGADO RAMON ORLANDO DELGADO RICARDO DAMIAN DELGADO SALVADOR JR DELGADO DANIEL DELGADO GARCIA
CHRISTOPHER DELGADO YEPEZ DAVID DELGADO ZAMBRANO FRANK DELGATTO AMBER DELK JOHNATHAN KARI DELK TARA L DELL'ARMO WILLIAM THOMAS DELLER JOSHUA ALAN DELLINGER KANDIE SUE DELLINGER ANDREA DELLOW CHELSEA MARIE DELOACH THOMAS JENNINGS DELONG
RHODORA DELOS SANTOS ROMULO DELOS SANTOS ZACHARY DELOVELY BRANDON C DELPH ANDREW G DELPRINCIPE ANGELO DELSORDO ALEXANDRO DELUNA JAVIER DELUNA LUIS ALONSO DELZAS JOSEPH VINCENT DEMARCO JR SAMUEL J DEMAREE BRIAN DOUGLAS DEMARS
JOEL E DEMASKY JUSTIN AARON DEMASTUS KEVIN DEMATTOS JOHN A DEMAURO SHAHAR DEMAYO THERESA DANIELLE DEMBOSKI TERESA DEMCHUK KYLE THOMAS DEMEL GREGORY DEMENT CHRISTOPHER C DEMLER RYAN DEMOOR BRADIE J DEMOTT JEWELZ-UNIQUE DEMPS
DUSTIN WAYNE DEMPSEY KATERYNA DEMPSEY PATRICK DEMPSEY WILLIAM R DEMPSEY JEFFREY R DENARD ALEXANDER RAVEN DENDY BRIAN P DENEAU CODY DENHAM ROBERT T DENHAM JENNIFER DENHOLM ROBERT L DENISON BURHAN DENIZ ROBERT DENK CHRISTOPHER PAUL DENLY
JANICE ELAINE DENMAN ABRAHAM DENMARK JR SAMUEL T DENMARK SAMUEL THERON DENMARK JR MATTHEW DENNE CHRISTOPHER LEE DENNEY KAITLYN M DENNEY DUDLEY T DENNING CODY LOGAN WILSON DENNIS DONALD L DENNIS ERIC EARL DENNIS JEREMY DENNIS
KENNETH W DENNIS LESLIE ADELE DENNIS TRACY A DENNIS TREY ALAN DENNIS WILLIAM R DENNIS BARRY D DENNISON PHILLIP O DENNISON TROY P DENNISON MAXIM DWIGHT DENNO DOROTHY L DENNY JOHN B DENNY II ERIK M DENSLER CAMERON JAMES DENSON DILLON COLE DENSON
LUCAS MILEY DENSON ROBERT WAYNE DENSON TIMOTHY D DENSON CHARLES STEPHEN BARKER DENT MAC J DENT AARON DREW DENTON ALBERT DENTON CODY ROSS DENTON DALE ROBERT DENTON JUSTIN R DEPEW TIMOTHY GORDON DEPEW ESTHER G DEPPE JUSTIN DEPRIEST
RANDY SHANE DEPROW MELVIN LEVERN DEPUGH NIKOLAS A DEPUGH ROBERT A DEPUGH TIMOTHY T DEPUGH DREW DEQUARDO WILLIE DERAMUS WILLIAM KENNETH DERBY NATALIE N DERCK SAMANTHA JO DERENBERGER HABEN DERES DENNIS SERGEYEVICH DERGUNOV DANIEL G DERKACH
ANDREW B DERKS JACOB DERKSEN LESLIE DERKSEN DYLAN DERMON JOHN R DERSHEM MICHAEL DERTZ AKASH MANOJKUMAR DESAI ROBERT A DESANTO GARY A DESATOFF JOHN DESBOIS HARIOM DESHMUKH HARIOM DESHMUKH MAXWELL DESJARDINES TRENT DESJARLAIS
SANDRO DESORDI LOUISA DESOUSA MATHEW DESOUSA JOSE ANTONIO DESPAIGNE FAVIER JESSE W DESPAIN BRIAN DESPOT GREGORY DESSINGUE JONATHAN L DETERS LOGAN DETERS LESLIE DETHROW MICHAEL DETHROW TIMOTHY DEUSCHLE AMANDA DEUSENBERRY ERIC C DEVALL
JAMES DEVALL JOE T DEVALL KENCHANA DEVAN SPURGEON DEVANBURAJ JOSHUA CLAY DEVANEY LOURDU RAJA DEVASHAGAYAM JACEE MARIE DEVAUL TIMOTHY JAMES DEVER TONEY ROGER DEVER DAVID W DEVERS KEVIN D DEVERS CHERYL ANN DEVINE JAMES CARL DEVINE JR
MARK A DEVINS JR JAMES WILSON DEVIS JR JENNIFER DEVLIN ZACHARY TYLER DEVLIN ANTHONY B DEVORE MARTELLIOUS O DEVOSE MATTHEW A DEVRIES MICHAEL DEWALT CHARLES C DEWEESE TERESA LYNN DEWEESE CURTIS ANDREW DEWEY HARLEY RAY DEWEY MICHAEL CHARLES DEWEY
HANS D DEWIT DANIEL ADRAIN DEWITT DERRECK CLAY DEWITT GIANINA TERESA GARRAMONE DEWITT JAMES D DEWITT JUSTIN K DEWITT KARSON WESLEY DEWITT WAYNE DEWITT JOSELYN MARY DEXTER LAURIE MICHELLE DEXTER RUDOLPH SCOTT DEYOUNG SCOTT RICHARD DEYOUNG
JONATHAN WESLEY DEYTON CALEB LEE DHAENENS NATHANIEL JAMES DHAENENS SAYALI DHAMALE PRADNYA DHANAJI YESADE GUGHAPRIYAN DHANDAYUTHAPANI SANKESH DHARMALINGAM SHEK DHAWAD VIJAYLUXMI DHAWOTAL AAKASH DHIMAN KEVIN E DHOM SONU DHONDIYAL
SALVATORE DI GENNARO SERGIO DI CARLO JUSTIN DI SIPIO BERARDO DI VINCENZO RICHARD DIAMOND LACY JR ALBERTO DIAZ BRANDEN A DIAZ CARLOS ALBERTO DIAZ CARLOS MANUEL DIAZ SR CRISTIAN ONASSIS DIAZ CRISTIAN OTONIEL DIAZ EDUARD DAVID DIAZ EDUARDO DIAZ
ELOINA DE JESUS DIAZ ENRIQUE DIAZ FILEMON JUNIOR DIAZ JORDAN EDWARD DIAZ JOSE DE JESUS DIAZ JOSE L DIAZ JOSE SYLVESTER DIAZ JOSEPH DIAZ JUAN ANTONIO DIAZ LEONARDO DIAZ MARCO ANTONIO DIAZ MARTIN LEE DIAZ MEGAN ROSE DIAZ NELSON JOSIAH DIAZ NERCIDO DIAZ
ONASSIS O DIAZ REBECCA DIAZ ROBERTO DIAZ RODOLFO DIAZ SAMUEL DIAZ ALMA ALEJANDRA DIAZ DE LEON BENITO DIAZ ESQUIVEL FERNANDO JAVIER DIAZ JASSO JORGE ESTEBAN DIAZ MARTINEZ MILIXA DIAZ PEREZ MARCOS DIAZ-SILVERIO GREGORY F DIBBLE KEITH N DIBBLE
DAMIAN M DIBLE TAYLOR W DICHIARA ALEXANDER DICHOSO PARKER AIDEN DICK DARNELL DAVONN DICKENS BRENT E DICKER CHAD R DICKERHOFF ANN DICKERSON KEVIN DICKERSON MATTHEW DYLAN DICKERSON MATTHEW J DICKERSON ROBERT BLANTON DICKERSON
ROBERT CORTEZ DICKERSON SARAH DICKERSON WHEELER JAMES DICKERSON DOUGLAS LAVAUGHN DICKEY JEFF A DICKEY JOHN L DICKEY JOHN S DICKEY KEVIN R DICKEY DANIEL E DICKINSON JAMES W DICKINSON MORGAN SCOTT DICKINSON NICHOLAS MILES DICKINSON
TIMOTHY E DICKS JR PHILIP M DICKSON RANDALL L DICKSON JR PAUL ALBERT DICKSON PESQUERA ELLIOTT DICKSON-GREEN SHAWN JEFFERY DICKT CLAYTON D DIDION TIMOTHY M DIEGEL EDILIA DIEGO MIGUEL AMANDA C DIEHL DEVON SCOTT DIEL MARCUS DIER JESSICA ALEJANDRA DIERA
PAUBLO DIERA AMANDA DIETSCH DOUGLAS J DIETZ RYAN DIETZ SCOTT D DIETZ ZACHARY DIEU TIMOTHY DIFFEE CODY DIFFERDING JON ALAN DIFFERENT DUSTIN PAUL DIGGES CATHERINE M DIGIACINTO FRANCESCO DIGIACOMO VINCENZO DIGIACOMO PETER JOSEPH DIGIOVANNI
EDWARD J DIGMAN III CLAYTON E DILDAY JR CLAYTON NATHANIEL DILDAY JOSHUA EDWARD DILDAY HUNTER AUBREY DILL MATTHEW OLIVER DILL ORAN R DILL JR TERRY L DILL BLAIN MARSHALL DILLARD JOE T DILLARD STONEY A DILLARD MATTHEW A DILLEY JOHN CLAYTON DILLINGER
KRYSTAL KAY DILLINGER CHRISTIAN ALAN DILLMAN RHONDA M DILLMAN BRADLEY M DILLON CAIGAN DILLON JUSTIN BEN DILLON MATTHEW DILLON TIMOTHY DILSAVER BRITTANY A DILTS KEITH A DILTS REFUGIO O DIMAS MITCHELL W DIMERY LOUIS VINCENT DIMINO FILIP DIMITROV
GJORE DIMOVSKI NANDITA DINESH ARILKAR JUSTICE LEE DINGLE II WALLACE D DINGLE JACOB E DINKEL SHAYNE A DINKLE JAMES DINSMORE CALEB DION GABRIEL DION MARIA DIOS-GIULIANI ZACHARY W DIRKS BRIAN A DISANTO CONNIE L DISBRO JEFFREY C DISCOLO TERESA DOUTIS DISERA
ETHAN DARRELL DISHMAN DUSTIN REED DISHONG GRANT DISKEN PATRICK DISKIN LEONY A DISLA EDWARD CHARLES DISMUKE JR TORREON L DISMUKE GETACHEW MENGESHA DISSASSA CODY DITCHUK NICHOLAS DITKOSKY HAYDEN MAXWELL DITMARS VICTOR P DITOLA II
ANDREW THOMAS DITTER NATHAN THOMAS DITTER JOSHUA DITTMANN DAVID A DITTMER VERNON J DITTRICH JR RICHARD GLENN DIVELEY JENNIFER DIVES JOSEPH C DIXIE BERTRIAN ANTONIO DIXON CASEY DIXON CHARLES J DIXON DAINE K DIXON DANIEL SHAIN DIXON DAVID JOHN DIXON
DAVID NEIL DIXON JANIE P DIXON JULIUS CORNELIUS DIXON KEITH ROY DIXON LOGAN SCOTT DIXON MICHAEL KEITH DIXON PAUL W DIXON RANDY DIXON TYLER BRYCE DIXON DANTE D DIZON AKSHAY DNYANESHWAR GAUL BRADLEY DOBBINS CHRISTOPHER L DOBBINS COREY DOBBINS
NOAH RAE DOBBINS AUSTIN M DOBBS CRAIG E DOBBS ERIC J DOBBS KYLE V DOBBS MATTHEW CASEY DOBBS BRAYDEN DOBIS NATHAN J DOBROVOLNY CHRISTOPHER RAE DOBY JAMES LONGSTREET DOBY BRIANNA LANE DOCHERTY JODY DOCKEMEYER JACOB LEE DOCKERY
MICHAEL DOCKERY DAMIAN DOCKRILL MICHAEL DOCKRILL QUINN LOVA DOCTOR ALEX DODD BENJAMIN D DODD BRYAN S DODD COREY DODD DUSTY JAMES DODD JASON RANDALL DODD TAMIA PATRICE DODD TYRONE DODD ADAM DODDS JULIE ANN DODGE MICHAEL A DODGE
CINDIE MICHELLE DODGEN CLAY DODGEN JESSIE W DODGEN TYLER DAVID DODGEN CLAYTON DODSON DONALD LEE DODSON BRANDON PATRICK DOEHRMAN EVAN C DOELLING LAWRENCE THOMAS DOERR ANDREW W DOFFIN JACOB KADE DOGAN QUINLAN KERR DOGAN PATRICK HILL DOHERTY
TRENTEN B DOHMEN CODY MICHAEL DOIRON JEAN-PHILIPPE DOIRON MICHAEL THOMAS DOLAN II SEAN CARROLL DOLAN D'MITRIEVA DOLBERRY BRANDON SCOTT DOLE RYLEE C DOLL ROGER W DOLLAR LAUREN DOLLARS KIAN M DOLSEN CHRISTOPHER O DOLSON MARIA ALICIA DOLZ AMOR
MICHAEL DOMAN ROBERT DOMEIJ LEO DOMENDEN JORDAN MICHAEL DOMINGO LEONARDO NMN DOMINGO TEREZA DOMINGO BARTOLOME ANTONIO L DOMINGUEZ DANIEL F DOMINGUEZ ESTEBAN DOMINGUEZ IVAN DOMINGUEZ JOSE DOMINGUEZ RAFAEL JESUS DOMINGUEZ
RODOLFO DOMINGUEZ ROGELIO DOMINGUEZ ALDO URIEL DOMINGUEZ SAMPEDRO JESUS NA DOMINGUEZ-ALVARADO JUSTIN BOYD DOMINICK ERIK JAMES DOMINIKOSKI BRENDA MARIE DOMINISSE DOUGLAS L DOMINISSE MAJA DOMNICK KIMBERLEY L DOMSCH TERRENCE SEAN DONAHOE
CRISTOFER AARON DONAHOO CEDRIC L DONALD CHAD ANTHONY DONALDSON DALTON ALLAN DONALDSON ELBERT J DONALDSON KALEB RYAN DONALDSON MARK ROBERT DONALDSON MIKEL PATRICK DONALDSON MATTHEW R DONALTY GRETTA DONDLINGER LESLIE JEAN DONEGAN
ABHINAV DONGARE KELLI LYNN DONLEA KEPLER J DONLEA CHRISTOPHER J DONNELLAN BRENNAN CHRISTOPHER DONNELLY PAUL DONNELLY STEPHEN PATRICK DONNELLY CALEB JOSEPH DONOVAN KRISTIN V DONOVAN LUKE J DONOVAN MICHAEL G DONOVAN WYATT KEITH DONOVAN
NATTAPON DONRATANAPAT AMY DOOLEY COREY LEE DOOLEY DAMIEN LAVON DOOLEY JOHNATHAN L DOOLEY MICHAEL S DOOLEY AARON W DOOLIN REYES DORADO ZAYRA NAOMI DORADO JOSE FRANCISCO DORAME EZEKIEL ISSAC PATRICK DORCE RONALD CRAIG DORDICK WILLIAM J DORE
RYAN MICHAEL DORETY BENJAMIN DOREY RICHARD B DORMAN MARYAM DOROUD HEATHER LASHELL DORRIS DAWN DORSETT JACOB ISAAC DORSETT DANIEL J DORSEY DAVIS L DORSEY GREGORY ALLEN DORSEY KELVIN DORSEY KEVIN JEVON DORSEY MITCHELL ANDREW DORSEY
EDGAR DOSAL MOKSHA AJAYKUMAR DOSHI BILLY JOE DOSS CASSIE DOSS COREY PARKS DOSS JASON OWEN DOSS SR MORGAN TYLER DOSS NATHAN M DOSSETT THOMAS DOSSEY WISDOM DOTSE BRODY D DOTSON DANNY E DOTSON DANNY LAMAR DOTSON JR DOUGLAS ARTHUR DOTSON
JAMES HUGHES DOTSON JEREMY E DOTSON KEYSHAWN MALIK DOTSON RUSSELL E DOTSON CORY J DOTY JACOB ALLEN DOTY XIA DOU BRYAN DOUCET TYLER NICHOLAS DOUCET GARRETTE M DOUGA EDWIN BILLY DOUGAN SHERRI HEATHER KAYE DOUGAN JOSEPH RANDALL DOUGHERTY
JACOB ALAN DOUGHTIE DUSTIN D DOUGHTY LOGAN DAVID DOUGHTY TRENTON A DOUGHTY ALECHIA DOUGLAS CODY DOUGLAS CORY DEVONTAY DOUGLAS DANIEL DOUGLAS DAVID LANDRETH DOUGLAS JR DON E DOUGLAS JARED DOUGLAS KEVIN DOUGLAS NICHOLAS KYLE DOUGLAS
RHONDA DOUGLAS ANITA D DOUTHITT CLAYTON DOUTRE D BLAINE DOUTRE MARQUIS W DOUYERE CONNER LANE DOVE SCOTT LYDELL DOVE ETHAN CHAD DOVER FORREST JAMES DOVER JAYETHEN ISIAHA DOVER MICHAEL DOW JASON VAN DOWDLEY KENNETH ANDREW DOWDY
KENNETH L DOWDY BRIAN DOWELL CHASE DOWELL DAVID KENNETH DOWELL HUNTER JOSEPH DOWELL KIMBERLY JUNE DOWELL MARGARET ANN DOWELL DANIEL R DOWLER XAVIER EVAN RAY DOWLESS ADAM T DOWLING DARCIE M DOWLING BRETT DOWNER DWAINE DOWNEY
JUSTIN DOWNEY MATTHEW D DOWNEY MICHAEL S DOWNEY SHAWN MARTIN DOWNEY TRAVIS DOWNEY COREY CHARLES DOWNING DUANE C DOWNING JR JERRY FRANCIS DOWNING JR NATHANIEL CURTIS DOWNS JULIA DOWRIDGE JOHN JUSTIN DOWTY HAYDEN DOYLE KEITH ALAN DOYLE
LUKE DOYLE CHASE RYAN DOZIER COLE DRAAYERS JAY DRAAYERS JOSHUA DRAAYERS JESSICA DRAEGER NICHOLAS DRAGON ANTHONY KYLE DRAKE ETHAN MICHAEL DRAKE PAYTON ALEXANDER DRAKE RYAN HUNTER DRAKE TRAVIS D DRAKE TYLER K DRAKE WILLIAM J DRAKE
DANIEL JACOB DRAKEN JASON MICHAEL DRAKEN CHRISTOPHER JOHN DRANKIE DALE R DRAPER HARLEY WILLIAMS DRAPER JAGGER STEFAN DRAPER KEVIN ALAN DRAPER MARISSA BONNIE DRAPER NICK D DRAPER RYAN STEPHEN DRAPER BRYAN DREGER PHILLIP D DRERUP
ANDREW DRESEN MICHAEL DRESSLER SHUMAN DRESSLER JR DAVID J DREVECKY DAVID CHRISTOPHER DREW DYLAN C DREW JOSEPH MICHAEL DREW JUSTIN AARON DREW LAUREN MARY DREW JOHN E DREXLER BRIAN DRIFKA CHARLES JAMES DRIGGERS CLARK JEFFERY DRIGGERS
DARREN L DRIGGERS ERIC ALLEN DRIGGERS GEORGE P DRIGGERS III LANDON DRIGGERS MACK THADDEOUS DRIGGERS IV RICHARD CHASE DRIGGERS STEVEN A DRIGGERS STEVEN GENE DRIGGERS LANDEN LEE DRIGGINS ANGEL DRIGGS SANCHEZ JOHN DANIEL DRISCOLL JOHN L DRISLAN
PRENTICE L DRIVER STEPHANIE RENEE DRIVER GREGORY NORMAN DRNEK WILLIAM J DROHAN GRANT DROLLINGER STEVEN W DROLLINGER WILLIAM NICHOLAS DROSSOPOULOS JODI DROST LINDSAY DRUCE ALEXANDER DRUCKER MITCHELL DRUKEN DUSTIN RAYMOND DRUM
TOMMY RUE DRUMAL ANDREW JASON DRUMM JOHN W DRUMMOND JONATHAN MICHAEL DRUMMOND RICHARD EARL DRUMMOND TIMOTHY M DRUMMOND DUSTIN JAMES DRUMRIGHT KELLY D DRUYOR JOSHUA JOHN DRUZIANICH ANDREW B DRYDEN SHELDON M DRYER COREY DRYSDALE
DAVID MICHAEL DUANE CENDY DUARTE DEMIS A DUARTE EZEQUIEL DUARTE IGNASIO DUARTE JOSEPH DUARTE PABLO VINÍCIUS DUARTE SR IRVIN OSMAN DUARTE CERVANTES DAVID DUARTE MOLINA BRANDON DUBE CYNTHIA ANN DUBE BENJAMIN DUBEY PAUL DUBEY SALONI DUBEY
SEBASTION DUBEY MITCHELL CAMERON DUBIN JAMES KALEB DUBLIN DAVID DUBOIS HECTOR DUBOIS RYAN THOMAS DUBOIS APRIL LYNN DUBOSE JAYME M DUBOSE KENNY LORENZO DUBOSE RICHARD JAMES DUBUISSON JR DANIEL W DUBY GABRIEL DUBY ISAIAH DUBY JASON DUCHARME
JOE DUCHARME TRISTAN L DUCHARME JOSEPH DUCHOCK ABRAHAM TED DUCKETT DARREN RUSSELL DUCKWORTH KELLEY DUCKWORTH JOSEPH DUCLOS TRAVIS E DUCLOS TIMOTHY L DUDA JEFFREY DUDAS CARSON R DUDLEY CHASE WILLARD DUDLEY CODY KEEGAN DUDLEY
CURLIE DUDLEY JACOB PRESTON DUDLEY CHRISTIAN S DUEL JESTIN R DUERST KYLE DUERST ERIK M DUERSTOCK BERTRAM L DUFF RYAN MICHAEL DUFF PATRICK C DUFFANY JERRAD DEWAYNE DUFFEL DEREK CRAIG DUFFY KEVIN DUFFY DOMINIQUE DUFOUR BRADFORD DUGAN
BRADLEY DUGAN GIDEON CLIFTON DUGARD BLANE A DUGAS CRUIZ J DUGAS PETER ANTHONY DUGGAN ANDREW JEFFREY DUGGER ETHAN STRAUD DUGGINS MATHIEU DUGUAY JOSEPH DUHE ROBERT H DUHON JOSEPH DUITSMAN AMANDA JOAN DUKE DUSTIN L DUKE ERIC TIMOTHY DUKE
HERBERT A DUKE JR KASSIDY GRACE DUKE ROBERT ALLEN DUKE JON W DUKES TERRY D DUKES DESHAWN DULAN JEREMY DULANEY JUSTIN W DULANEY KYLE DOUGLAS DULANEY JOHN DEAN DULEY DONALD EDWIN DULIN JOHN B DUMAS SHARON DENISE DUMIT STEVEN DOUGLAS DUMMITT
KORY J DUNAFIN AMANDA A DUNAVENT CHAD W DUNAVENT BRENDAN NATHANIEL DUNAWAY JASON DUNAWAY JOHN BRANDON DUNAWAY TRACY A DUNAWAY KRISTINA L DUNBAR RYAN STUART DUNBAR ALEXANDRA LAINE DUNCAN CHRISTOPHER DUNCAN DAVID J DUNCAN DAVID M DUNCAN
ISIAH SCOTT DUNCAN JAMES THEODORE DUNCAN JOSHUA DREW DUNCAN JUSTIN DUNCAN RHONDA L DUNCAN RODERICK DILLON DUNCAN RYAN P DUNCAN SAM DUNCAN JR SANDRA DUNCAN SHANE E DUNCAN SHAWN AARON DUNCAN ZACHARY RYAN DUNCAN ERIC TODD DUNDERMAN
DELANEA DUNFORD DREW ALAN DUNHAM ISAIAH KIMBALL DUNHAM ROGER DARRELL DUNIGAN SR BLAKELEE CANNON DUNKELBERG NICHOLAS PATRICK DUNKER TYLER DEAN DUNKIN JEFFREY L DUNKLEMAN CAELEN DUNKLEY ALEXANDER DUNLAP CYNTHIA L DUNLAP DAVID DUNLAP
JAMES L DUNLAP MICHAEL JEFFERY DUNLAP TREVOR DUNLAP DUSTIN K DUNLOP BRIAN L DUNLOW BRIAN LOGAN DUNLOW JAMES DUNLOW JEFFERY C DUNLOW LAUREN BRIANNE DUNLOW ADAM COLTON DUNN ALEXANDRIA DUNN ALISHA DIANE DUNN BRENDAN TOMAS DUNN
CHRISTOPHER D DUNN COREY DEON DUNN DANIEL TRAVIS DUNN DAVID DUNN JOSEPH THOMAS DUNN KEVIN E DUNN MICHAEL DUNN MICHAEL DUNN RANDALL EDWARD DUNN STEVEN TYRONE DUNN TAMMY DUNN THEODORE H DUNN III TREY AARON DUNN JOHN STEPHEN DUNNAVANT
DEVARIO TYRELL DUNNELL KEENAN THOMAS DUNNIGAN PATRICK M DUNNIGAN NATHAN A DUNNILL DAVID DUNPHY HOLLIS DUNSMORE JAMES DUNSTER SEAN M DUNWOODY HIEP DUONG STEVEN T DUONG IZEN GOLDEN DUPAIX EDUARDO EUSTAQUIO VILACA DUPIN DENTON WILLIS DUPREE
COLBY DUPUIS SHAWN DUPUIS MARILYN DUQUE MIGUEL DUQUE SERGIO M DUQUE ZUNIGA PRASANTH DURAISAMY ANTONIO L DURAN BRITNEY E DURAN CARLOS MACEDONIO DURAN JOSE D DURAN JUAN M DURAN MATEO DURAN MARTIN DURAN LOPEZ DOUGLAS E DURAND
JEFFREY J DURAND SUSAN M DURAND LEONARDO DURAZO GALAZ BLAKE MICHAEL DURBIN CHAD AUSTIN DURBIN SHAWN L DURBIN CHRISTOPHER WAYNE DURDEN TRAVIS J DUREE MORAMAY GUADALUPE DUREN CHRISTOPHER L DURHAM FARAH TODD DURHAM HUNTER J DURHAM
JILL KATHRYN DURHAM TYLER ROSS DURHAM MICHAEL J DURIE DARRELL D DURIO THOMAS DURKALEC BRIAN F DURKIN JODY L DURRETT ISAAC AARON D'URSO ANDREA M DURWARD NATHAN ANTHONY DUSSEAULT RANA DUTTA UDAY C DUTTA WILLIAM CHARLES DUTTINE JR
BRANDON MICHAEL DUTTON CECIL H DUTTON JR JONATHAN LEE DUTTON MICHAEL W DUTTON WILLIAM B DUTTON LAURA E DUVALL WILLIAM CHRISTOPHER DUVALL FRANK DVORAK JEFFREY C DVORAK SHAWN C DVORAK SHELTON J DVORAK ZACHARY EDWARD DWORAK
CHARLES OTTO DWORS JESSE ALEXANDER DYAL BRANDON A DYCUS STEPHEN BRYAN DYCUS CHRISTOPHER ANTHONY DYE CONNOR JAMES DYE DERRICK R DYE KEGAN J DYE MICHAEL DARNELL DYE SHAWN ALAN DYE BILLY R DYER JAMES LEE DYER III JULIA MARIE DYER KATRINA ANN DYER
MARK DYER MICHEL WILFORD DYER JR ZACHARY M DYER JOE ALLEN DYESS MATTHEW COWART DYESS MYA TAYLOR DYGAS DANIEL J DYGERT DYLAN HOYT DYKES ZAKHARRY RC DYKSTER LINCOLN DYLER KELLY DYRCZ CHRISTOPHER R DYSON DANIEL A DYSON KRZYSZTOF DZIEJMA
ELDON J DZUBA KELLY L DZUBA BRIAN D EADDY CHAD D EADDY JORDAN MICHAEL EADDY SUZANNE EADDY STEPHEN R EADES JAMES ROBERT EADS MALORIE NICOLE EADS CHRIS EADY GLENN D EAGERTON A RAE EAGLE DANNY LEE EAKLE JUSTIN EAKRIGHT TYLER BRADEN EAMES
WADE ALLEN EANES SCOTT L EARHART JASON N EARL LESLIE L EARL AUSTIN LEE EARLEY EDWARD M EARLEY II MICHAEL J EARLS DANIEL EARLY GWENDOLYN RENEE EARLY DESIREE LYNN EARNHARDT SIRENA MARIE EARWICKER AUSTIN KEITH EASLEY SAMANTHA NOVELLE EASLEY
JUSTIN A EASLING ROBERT WAYNE EASON J C EAST JAYDON COBY EAST JUSTIN CHARLES EAST MICHAEL WILLIAM EAST ROBERT J EAST TIMOTHY W EAST CHRIS EASTER BLAKE EASTERLING JACOB ALLEN EASTERLING DANIEL JACOB EASTIN LYLE R EASTIN CRAIG EASTMAN
CHRISTOPHER DAVID EASTRIDGE CLARK EASTRIDGE TYSON LAMONT EATMAN HAROLD D EATMON RANDALL EATMON BENJAMIN J EATON CHADWICK EATON CHASE A EATON DARREN EATON TODD ALAN EATON BENJAMIN TERRILL EAVES JOHN M EBBERT RICHARD L EBEL EMILY EBELING
DYLAN JAMES EBERLINE TYLER DEAN EBERLY CHRISTINE EBERT MATTHEW THOMAS EBINGER TODD E EBLIN MARKEICE EBRON HECTOR SILVESTRE ECHEVARRIA-ZAMORA SANTO N ECHEVERRIA CUBIAS JERRY ECHOLS NADIA SUBER ECHOLS JIMMIE D ECK JOSEPH ECKART BILLY J ECKER
KONRAD ECKERLE ETHAN C ECKERT RYAN ECKERT EVAN EUGENE ECKHOFF ROBERT FRANCIS ECKLUND GARY R ECKSTEIN JACOB TODD ECKSTROM JAMES EDDINGTON JAMES NICHOLAS EDDY PATRICK EDE ZACHERY S EDELBROCK SAMUEL BRODY EDELSTEIN DARRELL W EDEN
MICHAEL WILLIAM EDEN JUSTIN W EDENS ALEXANDER EDERLE CALEB R EDGAR DUSTIN G EDGAR JEFFREY ALLEN EDGAR JR JONAS J EDGAR JUSTIN HEATH EDGAR HEATH J EDGBERT CHANCE EDWARD EDINGS CODY R EDINGTON GAVIN DAVIS EDINGTON TYLOR JAMES EDISON
JULYMER QUILIZADIO EDIZA DAVID E EDKIN ANDREW CHARLES EDLIN JEFFERY N EDMAISTON ASHLEY RENEE EDMONDS DYLAN RYAN EDMONDS GABRIEL S EDMONDS WALTER L EDMONDS JEREMY WAYNE EDMONDSON JUSTIN A EDMONDSON AARON LANCE EDMONSTON MARCUS R EDMUNDS
MICHAEL BRYCESON EDMUNDSON SHAWN P EDRINGTON AALIYAH A EDWARDS ANDREW JAY EDWARDS AUSTIN BARRETT EDWARDS BLAKE A EDWARDS BRAD A EDWARDS BRIAN J EDWARDS BRIAN K EDWARDS BRIAN LEE EDWARDS CASEY BLAKE EDWARDS CHARLES ALBERT DOYLE EDWARDS
CHRISTOPHER EDWARDS COLLIN MICHAEL EDWARDS DARRYL EDWARDS DEAN BRENT EDWARDS DELROY A EDWARDS DEMETRIUS LAVON EDWARDS DUSTIN EUGENE EDWARDS ELLIOTT L EDWARDS ERNEST EDWARDS GINA LYNN EDWARDS HANNAH KAY EDWARDS JAMES D EDWARDS
JEDIDIAH EDWARDS JOSEPH GALE EDWARDS JUSTIN T EDWARDS KAMAR ROMARIO EDWARDS KELTON STYLIE EDWARDS KYLE SCOTT EDWARDS KYLE EDWARDS LIONEL L EDWARDS LOGAN EDWARDS MATTHEW ROY EDWARDS MICHAEL LEE EDWARDS NICHOLAS S EDWARDS
PAMELA DEMETRICE EDWARDS PATRICK NEIL EDWARDS RICKY J EDWARDS ROBERT EUGENE EDWARDS JR RON P EDWARDS RONALD D EDWARDS TIMMY P EDWARDS TIMOTHY H EDWARDS TIMOTHY J EDWARDS TODD M EDWARDS TREVON C EDWARDS TRISTAN DASHOUN EDWARDS

TYLER EUGENE EDWARDS TYLER EDWARDS WILLIAM GLEN EDWARDS WILLIAM THOMAS EDWARDS IV ZACHERY EDWARDS NIQUAVES NEVONTA EFFORD CHRISTOPHER J EFTA JACOB TAYLOR EGAN JONATHAN EGAN ALAN CHRISTOPHER EGGEBRECHT HOLLY M EGGELSTON JAMES E EGGERING
ROBERT EGGERS KEIRA L EGGERT CHRISTOPHER M EGGINS JOSEPH N EGGLESTON MICHAEL A EGGLI EDGARS EGLITIS MICKEY CHARLES EGLY BRIAN MICHAEL EGNOR DAMON NICHOLAS EGNOR BRENNAN C EGOLF JUAN ADAM EGUIARTE - PUCKORIUS KYLE RYAN EHLE DENNIS WAYNE EHLERS
MARTY EHNAT RILEY MARTIN EHNAT CHARLES P EHRET ANNA RANKIN EHRICH ANDREW R EICHEL AVIE ELAINE EICHELBERGER ERIC EICHENBERGER AARON D EICHER BENJAMIN JOHN EICHER CALEB A EICHER DOUGLAS J EICHER SAMSON EICHER JENNIFER EICHHORN MARK E EICHLER
BRADLEY K EICHMANN TUCKER ALEXANDER EIDENIER AARON B EILAND AMBER M EILERTSEN JONATHAN WARREN EIMAN JEFFREY R EIS MICHAEL D EISENACHER KAILYN NICOLE EISENHART JAMES TERRENCE EISENHAUER ELUMALAI EKAMBARAM CHALMERS J EKNESS
MATTHEW ROBERT EKSTROM RICKY E ELAM SAMUEL ELAM VAUGHN EDWARD ELAM MOHAMED ELAMIN DHANASEKARAN ELANGO PRAGATHESH ELANGOVAN LEILAH GALAL ELBAZ HUNTER ELBRADER JAREMY ELBRADER COREY R ELDER KEVIN M ELDER STEVEN P ELDER AIMAN EZAT ELDISH
JAMES ELDRIDGE SARAH KATELYN DUELLA ELDRIDGE MAURICE EDWARD ELEY DEWUAN A ELFALAN DEWUAN ANDREW ELFALAN JR RETONYA DENISE ELFALAN JOSHUA C ELGAN JAMES DYLAN ELGIN JAMES S ELGIN JR ALYSSA LYNN ELICK RALPH ELIDOR TY ELIE ANDY ELIGON
DAVID ELIZARRARAZ DAVID MCARTHUR ELKINS GREGORY SETH ELKINS JANET BETH ELKINS KATELYNN MICHELLE ELKINS RYAN ELKINS DOUGLAS ELLARS ANDREW BRAXTON ELLEDGE ELIAS ALFRED ELLEFSEN BRYAN L ELLEFSON DARREN A ELLEGOOD JOSHUA J ELLENBERGER
THOMAS JAMES ELLENBERGER JOHNNY W ELLER WILLIAM M ELLERMAN II DERRICK ELLINGTON HARRY JAMES ELLINGWOOD GABRIEL ELLIOT AARON DAVID ELLIOTT ALISHA MANON ELLIOTT AUSTIN SCOTT ELLIOTT BRANDON MATHEW ELLIOTT BRANDON TYLER ELLIOTT BROCK ALAN ELLIOTT
CAMDEN JAMES ELLIOTT CHARLES RILEY ELLIOTT CODY GRAY ELLIOTT CODY ELLIOTT CORY ONEAL ELLIOTT DANIELLE MARIE ELLIOTT EDWARD W ELLIOTT ELIJAH LEVI ELLIOTT JACOB AUSTIN ELLIOTT JAY RICKARD ELLIOTT JIMMY DENNIS ELLIOTT JOHN L ELLIOTT LESLIE A ELLIOTT
LUCAS A ELLIOTT MASON PATRICK ELLIOTT MATTHEW ELLIOTT MELISSA SUE ELLIOTT NATALIE ELLIOTT PATRICK W ELLIOTT RAYMOND L ELLIOTT RYAN JAMES ELLIOTT SHAWN ELIOT ELLIOTT SHAWN ELLIOTT STEPHEN THOMAS ELLIOTT TOMMY GEORGE ELLIOTT WILLIAM R ELLIOTT JR
WYNN NOEL ELLIOTT ANDREW D ELLIS CHARLES WILLIAM ELLIS CODY MATTHEW ELLIS CORY LACARL ELLIS CURTIS PAUL ELLIS DONALD D ELLIS DURVEAL GEORGE ELLIS GLEN HARMON ELLIS JACOB LEVI ELLIS JAMES MICHAEL ELLIS JASON ELLIS JAVONTE ELLIS KEVIN TODD ELLIS
KEVIN ELLIS MICHAEL LEE ELLIS MICHAEL M ELLIS MICHELLE ELLEN ELLIS MITCHELL R ELLIS ROBERT L ELLIS RYAN DANIEL ELLIS TIMOTHY D ELLIS TONY ELLIS TYLER L ELLIS CHRISTOPHER ELLISON JAMES LEE ELLISON MICHELLE MARIE ELLISON NICHOLAS ELLISON ALEXANDER J ELMORE
EUGENE GEORGE ELMORE JOSEPH K ELMORE LANE TYLER ELMORE JUAN D ELORZA-HERNANDEZ LOGAN M ELPERS AZ ERIC ELROD JR BRETT MATTHEW ELROD CODY TRENTON ELROD GLENN A ELROD KANDICE ELROD GASSER ELSAYED MORGAN CATHERINE ELSE WAEL MOSAAD ELSHAMY
JUSTIN JAMES ELSTON TREVOR D ELSTON JEFFERY THOMAS ELSWICK COY RUSSELL ELTON ARAVINTH ELUMALAI RAJAN ELUMALAI DYLAN KURTIS ELWOOD SHANE ERIC ELY TERRY R ELZY TYLER R ELZY NSIKAN EMA SAYYED ROOZBEH EMAMI GUY A EMBERTON JR TYLER K EMBREY
ALAN SHANE EMBRY KELECHI WOKEM EMELOGU BREANNA SUE EMENHISER TONY EMENHISER ALEXANDER EMERSON ARCHIE J EMERSON BRANDON C EMERSON JASON EMERSON KENNETH ZACHARY WELDON EMERSON KYLER BAILEY EMERSON MICHAEL R EMERSON NATHANIEL H EMERSON
SYLVIA EMERSON BRIAN L EMERY HEATHER TRISTA EMERY BRET EMLING TOCHUKWU EMMANUEL ANDREW P EMMERT JR REAGAN C EMMONS BRANDON MICHAEL EMPERATO SCOTT ANDREW EMPFIELD WILLIAM T EMRAL STEVEN ROBB EMRICH BENJAMIN MATTHEW EMRICK
CARLOS ONESIMO ENCARNACION VICENCIO BRADY DANIEL ENDICOTT MATTHEW CHRISTOPHER ENDICOTT BRIANNA E ENG DOUGLAS DEAN ENGEL JR MATTHEW J ENGEL LOGAN ANDREW ENGELBERTH NOAH ISAIAH ENGELBERTH CALVIN D ENGELBRECHT TIFFANY ENGELLAND GARY P ENGELMAN
JOHN ENGELMOHR KERMIT C ENGLAND WILLIAM CHAD ENGLAND CLINT W ENGLE JOSHUA R ENGLE JEB ENGLISH JORDAN ELIZABETH ENGLISH JUSTIN ENGLISH STEPHEN C ENGLISH STEVEN ENGLISH ERON C ENO MARK J ENOCHS DAVID ENOS ERNESTO ENRIQUEZ MARK ANTHONY ENRIQUEZ
PEDRO SILVA ENRIQUEZ RICKY ENRIQUEZ SOFIA ENRIQUEZ TRISTAN L ENSMINGER RONNIE ENSTROM JR SAMUEL MARK ENYART JOSHUA TRENT EPLEY BRADY C EPPERSON BRANDON MICHAEL EPPERSON JUSTIN LEE EPPERSON SCOTT A EPPERSON ASHLEIGH C ERB MATTHEW FREDERICK ERB
ALYSSA ERBAUGH JAMES ERBAUGH IV JASON PETER EREMITA ALICE K ERICKSON BRYAN SCOTT ERICKSON CLAYTON ERICKSON LARRY EUGENE ERICKSON LUKAS ERICKSON RICH T ERICKSON SHAWN A ERICKSON STEPHANIE ERICKSON TARAH L ERICKSON JIM A ERIXON HUSEYIN O ERKOL
AMY ERMER KEVIN NEAL ERNEST TYLER ERNSBERGER PARKER THOMAS ERNST JENNIFER NICOLE ERNSTES JUSTIN RYAN EROH NORMAN ERSKINE KEITH EDWARD ERTMAN SAI SINDHU ERUVURI ALEXANDER AMBROZ ERVIN CHADD JAMES ERVIN CHRISTOPHER ERVIN DEREK DEONSLOW ERVIN
D'JUAN ERVIN JUSTIN D ERVIN SAM ERVIN CALEB ANTHONY ERWIN DAVID W ERWIN KEVIN A ERWIN LAURA LYNN ERWIN TONY ERWIN ALFREDO ESAA PONSELVAN ESAKKI ARTURO WILLIAM ESCALANTE CEDRIC ESCALANTE EDGAR H ESCALANTE EFRAIN ESCALANTE GABRIEL ROY ESCALANTE
MANUEL ESCALANTE JUAN PABLO ESCALANTE INZUNZA GERARDO ESCALANTE LOPEZ MARCOS ANTONIO ESCALERA RAMON L ESCALONA JOSIMAR ESCAMILLA SOTELO JOSE ALBERTO ESCARRA ERICK MIGUEL ESCOBAR STEVE J ESCOBAR WENDY MARISOL ESCOBAR NELSON ESCOBAR AGUILAR
MARISOL ESCOBAR BARRADAS CLAUDIO ANDRES ESCOBAR PIZARRO ADALVERTO ESCOBEDO DILLAN JAMES ESCOBEDO EFRAIN ESCOBEDO ILDEFONSO ESCOBEDO JESUS ESCOBEDO DIAZ JOSE ESCOBEDO-GARCIA DUSTIN L ESCOTT ENZO JOSE ESCUDERO JODI LYNN ESCUE BRANDON L ESHOM
DONNIE R ESKRIDGE LOUISE ESMEL MAUREEN B ESMONT ALEXANDER ESPARZA BRAYDEN ANTONIO ESPARZA CARLOS ESTEBAN ESPARZA JUAN MANUEL ESPARZA MARIO ENRIQUE ESPARZA RENE ESPINAL GARCIA ALBERT ESPINO ANDREW JEROME ESPINOSA DANIEL ESPINOSA
IGNACIO RODRIGUEZ ESPINOSA JOSEPH NICOLAS ESPINOSA ARTURO ESPINOZA DANIEL ESPINOZA JAMIE ESPINOZA JR JOSE LUIS GARCIA ESPINOZA MARLON GUILLERMO ESPINOZA RIGOBERTO ESPINOZA ULISES ESPINOZA JOSE L ESPINOZA FINOL MAURICIO ESPINOZA GARCIA
JONEVEIVE ESPIRITU IAN L ESPLIN JENELLE OWENS ESPOSITO JOSE PABLO ESQUIVEL SENIA ESQUIVEL VIVIANA ESQUIVEL PEREZ DAN R ESSER RAMEZ W A ESTAWRO EUCLIEZ ESTEBAN STEVEN M ESTEBAN MIGUEL ESTEBAN-MATEO JENNIFER ROSE ESTENSON TERRIN ESTER
ALTHEA ESTERHUYSE BILLIE ESTES BRIAN DALE ESTES GUNNAR WAYNE ESTES JOHN WILLIAM ESTES RONNIE D ESTES ADAM ESTEY JASON ESTOCK RYAN R ESTOPINAL ALFREDO ESTRADA CARLOS RAY ESTRADA EDGAR ESTRADA GILBERT A ESTRADA JUAN J ESTRADA LAUREN MARIE ESTRADA
MAXIMILLIAN GEORGE ESTRADA RAYMOND ESTRADA ROGELIO ESTRADA ROMAN SANCHEZ ESTRADA JOSE LUIS ESTRADA HERNANDEZ NANCY ESTRADA PEREZ EDWARD ANTHONY ESTRELLA ELIZABETH ESTRELLA GOPINATH ESWARAN VEERAMANI ESWARAN VIJAY ESWARAN CODEY LEE ETCHEN
COLIN SCOTT ETCHEN MARTIN NA ETEMADI JAMES G ETHEREDGE RICHARD LEE ETHERTON WILLIAM STEVEN ETHERTON SYDNEY ETHIER KENDELL J ETHINGTON JAMES DAVIS ETHRIDGE RUSTY RANDALL ETHRIDGE EHIMERE TOKONI GEORGE ETOMI EDWARD ETTINGER JERROD ETTINGER
SELVIN EUCEDA ADISON JAMES EURE ANTHONY BROCK EURE DEMPSEY CLAY EURE HUNTER EARL EURE JOSEPH LEE EURE JOSHUA ADAM EURE NATHAN T EURE RONALD LEE EURE TRAVIS C EURE VICTOR ALFONSO EUSEBIO BAEZ DONALD EVANKOVICH ABBAGAIL BLESS EVANS
ADAM THOMAS EVANS AMANDA EVANS ANDREW M EVANS ASA P EVANS AUSTIN D EVANS BENJAMIN J EVANS BLAKE PRESTON EVANS BOBBY ALAN EVANS BRADLEY SCOTT EVANS BRENT EVANS BRYCE JORDAN EVANS CHAD EVANS CHARLES KEITH EVANS CHRISTIAN RAINER EVANS
CHRISTOPHER AVAN EVANS CHRISTOPHER T EVANS CODY S EVANS COLTON D EVANS CRISTINA D EVANS DERREK EDWARD EVANS DEVON PAUL EVANS DONALD EUGENE EVANS EMILY J EVANS GEORGE CODY EVANS GLENDON DAYNE EVANS HYRUM DREW EVANS JAKE HENRY EVANS
JAMES F EVANS JARETT RUSSELL EVANS JASON GERALD EVANS JASON LAMAR EVANS JEREMY D EVANS JONATHAN LOGAN EVANS JUSTIN M EVANS KEITH E EVANS KENNEDY RUSSELL EVANS KRISTAN KEYONNA EVANS KYLE EVANS MARQUIS EVANS MICHAEL CHASE EVANS MICHAEL LEE EVANS
MICHAEL REECE EVANS MICHEAL CHASE EVANS MICHEAL J EVANS MICHEAL L EVANS MOLLIE M EVANS QUENTIN M EVANS JR RANDIE JO EVANS RODNEY L EVANS SAMUEL EVANS SCOTT ALAN EVANS SETH RUSTY EVANS TANYA EVANS THOMAS VAN EVANS TIFFANI LYNN EVANS
TRENT M EVANS WILLIAM COLE EVANS WILLIAM SCOTT EVANS ZACHARY LANCE EVANS JUSTIN EVELEY ALLEN EVERETT JOSHUA EVERETT KENNETH AUSTIN EVERETT MICHAEL W EVERETT RENEE DAWN EVERETT JOY E EVERHARDT CARL DAVID EVERHART ELIZABETH SEWARD EVERHART
CARL E EVERTS KEITH M EVERTS JUSTIN L EVES LEE EVETT BOB EVISTON ERIC EWALD DOUGLAS EWART JASON L EWART JOSHUA EXTENCE JACOB EYE RYAN AUSTIN EYE REES EYRE ZACHARY LEE EYSTER BRAYDEN THOMAS EZELL STEPHEN PAUL EZELL II MATHIESWARI EZHUMALAI
MADUKA S EZIEKE MICHAEL PAUL EZYK FAAOFIA N FAAGAI SHAWN P FABER STEVEN FABER TAWNYA D FABER ARIANNE FABIAN CHARLOTTE F FABIAN JASON FABRI CALEB FACER TRAVIS W FACER BRADLEY MATTHEW FACKLER CODY FACKRELL RODNEY K FADDIS AMY MICHELLE FADELICI
ALAN W FAGAN ANGELA SUE FAGAN KEENAN W FAGAN MATTHEW A FAGAN RANDALL ANDREW FAGAN SHAH FAHAD MOHAMMAD FAHEEM KEVIN PAUL FAHEY JASON PATRICK FAIELLA ANDREW G FAIN BRETT PAUL FAIR DAPHNIE A FAIR JEREMY W FAIR JOSEPH MICHAEL FAIR KEITH A FAIR
KYLE J FAIR LILLIAN JANE FAIR CHRIS R FAIRBANKS TRAVIS S FAIRBANKS ADAM D FAIRCHILD JOSEPH DALE FAIRFIELD JOHN OWEN FAIRHURST IV ANDHER FAJARDO EFRAIN FAJARDO JOSE FAJARDO DAVID ADAM FAKOUREY REBECCA LYNN FALCO ALAN FALCON DANIEL J FALCONER
CRAIG FALK KEVIN J FALK TREY W FALK JAMES FALLE MITCHELL K FALLON JACE ANTHONY FALLS STEPHEN L FALLS BRIENNE FAMERA JONAS FAMPO KERRY ANN FANE CHAO LI FANG EMILY MICHAEL FANNIN THOMAS D FANNIN TIMOTHY RYAN FANNIN WHITLEY FANNIN WILL TRAVIS FANNIN
DALE G FANTA ANGEL CRISTIAN FARIAS ARROYO JOSEPH P FARINA ALEXANDER WILLIAM FARINELLI TONY L FARIS II DYLAN FARKAS MICHAEL FARKAS NAZARIY FARKHAD ROMAN FARKHAD ANDREW PAUL FARKOSH DANIEL JOSHUA FARLEY JAMES ALAN FARLEY JORDAN ALEXANDER FARLEY
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TIMOTHY FAVELLE NATHANIEL D FAVELLO MICHAEL RYAN FAVERIO JOSEPH EDWARD FAVRE EVAN FAWZI BRADLEY E FAY BRIAN FAY MARK ANTHONY FAY SHAUN FAYANT DERIC M FAYLOR MICHAEL J FAYLOR MAHMOUD FAYTAROUNI ALLANNA FAZZARI MICHELLE FAZZINO JACOB LLOYD F-CHAVEZ
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LAUREN MARIE FEDYSHYN JOHN T FEEBECK JOSHUA EDWARD LICHTER FEEKES ZACHARY S FEELER CARLTON JAMES FEEMSTER CLEVELAND F FEGGINS CORRIE FEHR MATTHEW JOHN FEHR ANTHONY J FEHRING JR ANTHONY R FEHRINGER ANDREW J FEIKLS RICHARD L FEISTEL JOEY FELDER
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MYLES KENNETH FILYAW CHASE ALEXANDER FINCH JACOB FINCH MICHAEL A FINCH RONNIE EDWARD FINCH JAMES TYLER FINCHER JOHN P FINCHUM JOSHUA STEVEN FINDER LORRAINE FINDLAY DAVID K FINDLEY JAMES D FINDLEY MICHAEL STEVEN FINE KALANI HUIHUI FINEISALOI
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JEFFREY J FINKRAL TIFFANY R FINKRAL TREY T FINKRAL BILLY LANE FINLEY BOBBY W FINLEY SAMUEL C FINLEY ORRIN E FINNEFROCK BRIAN J FINNEGAN GARRET HAYES FINNEN SUSAN L FINOCHIARO JOHN H FIPP ZACHARIAH J FIRESTINE CHANCE ROBERT FIRESTONE MIKE FIRLEY
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AMY FISHER CHARLES PAUL FISHER CODY FISHER DAVID FISHER DONALD D FISHER IV DUSTIN P FISHER JASON B FISHER JOHN A FISHER JOSHUA FISHER KIRK ANTHONY FISHER LARRY GENE FISHER PAUL O FISHER RICKY J FISHER SAMANTHA FISHER SETH CLARK FISHER SETH OWEN FISHER
STACEY L FISHER TRAVIS G FISHER WINSTON FISHER XAVIER FISHER YUJIN FISHER B SAMUEL FISHLEDER DIJUAN D FISHLEY MAYTEYEFEN YIYE FISIY ADAM LANCE FISK EDWARD J FISK KALEB FITCH COLE FITOSKI DONALD NICKOLAS FITTRO STEVEN F FITTRO ANDREW MASON FITZGERALD
GARRET R FITZGERALD IAN JAMES FITZGERALD JEREMY OBRIAN FITZGERALD JOHN JAMES FITZGERALD III MARCUS CALVIN FITZGERALD ROBERT L FITZGERALD SEAN MARK FITZGERALD TIMOTHY OWEN FITZGERALD COREY R FITZPATRICK SCOTT FITZPATRICK CHRISTOPHER R FIX
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NATHAN ARMSTRONG FLECKE ANDREW WILLIAM FLEEMAN NICKOLAS WAYNE FLEEMAN JOSEPH LEE FLEENER DEVIN WILLIAM FLEENOR ANDREW FLEET JEFFREY D FLEGEL JOSEPH LESLIE FLEGEL JR RONALD FLEGG AMY FLEISCHHACKER-DIENBERG JONATHAN LEWIS FLEISCHMAN
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NICKLAUS TY FLEMING NIKETA B FLEMING NIKETA BERNARD FLEMING PATRICK G FLEMING SEAMUS FLEMING STEPHEN FLEMING JR ZANE EDWIN FLEMING DARNELL LARAY FLEMMING JAMEL FLEMMING JERMAINE S FLEMMING MICHAEL STEPHEN FLEMON JAMES WILLIAM FLENNER II
DEREK J FLESNER JEREMIAH R FLESNER DEREK T FLETCHALL ANDREW B FLETCHER ANDREW HOWARD FLETCHER ANDREW MICHAEL FLETCHER BECCA EVE FLETCHER BRANDON W FLETCHER CULLEN E FLETCHER GREGORY L FLETCHER JULIAN MARQUIS FLETCHER KELLIE FLETCHER
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CAMERON THOMPSON FLIPPO THOMAS GRANT FLIPPO STEPHEN LEE FLOCK LEE W FLODDER ADAM MICHAEL FLOOD AMIE S FLOOD BYRON MICHAEL FLOOD CODY THOMAS FLOOD DUSTIN LEVI FLOOD MADISON FLORA HOLDEN S FLORENCE ADAN FLORES ALBERT CHARLES FLORES
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HECTOR HIRAM FLORES ISMAEL FLORES JOSE AGUSTIN FLORES JOSE LUIS FLORES JOSUE FLORES JUAN FLORES JULIO FLORES MANUEL FLORES OLGA LIDIA FLORES RICHARD FLORES TONY FERNANDO FLORES TRISTAN A FLORES WASHINGTON FERNANDO FLORES YESENIA VIANEY FLORES
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SIDNEY GRACE FLORY DALE W FLOWERS DANIEL D FLOWERS DAVID S FLOWERS DERRICK KENKAY FLOWERS HAROLD C FLOWERS JIMMY C FLOWERS JR JUSTIN FLOWERS MALLORY NICOLE FLOWERS MARGARET REGINA FLOWERS PAUL T FLOWERS III TOBY J FLOWERS
WILLIAM JOSEPH FLOWERS JR CARL FLOYD EVAN CHARLES FLOYD JAMES AARON FLOYD JASON COLLIN FLOYD JASON FLOYD JOHN A FLOYD JOHN ETHAN FLOYD MARK FLOYD NOAH GAGE FLOYD OLIVIA DANIELLE FLOYD ROBERT EARLE FLOYD TIMOTHY FLOYD VICTOR S FLOYD
MADISON FLUGGA DAKOTA WAYNE FLYNN DEREK LALONDE FLYNN DEVIN ALLEN FLYNN JAMES L FLYNN JAMIE LYNN FLYNN KEVIN RAY FLYNN LIAM FLYNN MEGAN FLYNN RORIQUZ DONTRAY FLYNN TIMOTHY L FLYNN REECE H FLYNT JR SONYA ANN FLYNT STIRLING CHRISTINE FLYNT
AMERICUS V FLYTHE IV DANIEL FLYTHE RUSSELL THOMAS FLYTHE JEANNE M FOGARTY JEFFERY T FOGLE KEVIN REESE FOGLE SUSAN JEANNETTE FOGLE BRIAN MATTHEW FOLEY CC FOLEY LEO FOLEY PETER F FOLEY PAUL F FOLKERS TERYIAN COLLE FOLKES GEORGE E FOLLIN
GRAHAM WALKER FOLLIN DANIEL WYATT FOLLIS PATRICK B FOLLMER JR GABRIELLE ELISE FOLMAR WILLIAM DEAN FOLMAR MICHAEL EUGENE FOLSOM CHARLES R FOLTZ JR DEMICHAEL ESTELVON FOMBY ANDREW FONDA JAYCE AARON FONDREN IVAN P FONG JOSHUA RUSSELL FONGER
JORDAN USOALII FONOTI ELVIRA P FONSECA MALIYAH MARIE FONSECA MARIA ISABEL FONSECA RAMON JULIO FONSECA SCOTT FONTAINE SKYLER FONTAINE VINCENT J FONTANA GERSHWIN FONTENARD KATHERINE WILLIS FONTENOT JOHN C FOOTE CALEB TYLOR FORBES
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DARREN W FORD DAVID ALBERT FORD DEVIN MICHAEL FORD JEFFREY L FORD JOSHUA DAVID FORD KIRA ASHLEY FORD KRISTOPHER D FORD KRISTOPHER DALE FORD SR KYLE W FORD LARRY D FORD LEWIS D FORD MACINTYRE ALBERT FORD RACHEL FORD ROBERT LEON FORD
WILLIAM D FORD CRAIG DEAN FORDYCE ZACKARY K FOREE CHRISTOPHER EARL FOREHAND BRIAN E FOREMAN JESSE D FOREMAN JOHN BROWER FOREMAN JR SARAH ELIZABETH FORER JUSTIN W FORESTER CHRISTOPHER WAYNE FORNASH DONALD CASEY FORNASH HAMID FOROUGHI
MARK ALLEN FORRER JOHN D FORREST PETER FORREST ADAM T FORSELL DEANNE M FORSELL JAMES A FORSELL SYDNEE OLIVIA FORSGREN ANDREW JAMES FORSLING SARAH FORSTER GREGORY FORSYTH JESSICA FORSYTHE JESSIE M FORSYTHE SARA FORSYTHE STEPHEN B FORSYTHE
RONNIE FORTE ZERONN FORTE BRIAN KEITH FORTENBERRY CALEB RYAN FORTENBERRY HEATHER J FORTENBERRY MELISSA BOUNDS FORTENBERRY WESTON SIMS FORTENBERRY PRESTON KYLE FORTH JAMY FORTIN MICHAEL J FORTIN TY FORTMAN BENNIE HAROLD FORTNER BUFFY L FORTNER
KRISTY LEIGH FORTNER CODY R FORTNEY EVAN MICHAEL FORTSON ROBERT E FORTSON BENJAMIN FORZANI TYLER JAMES FOSBURG MATTHEW FOSS DAWN FOSSE COOK BENJAMIN FOSSETT ERIC D FOSSUM ASHLEY NICOLE FOSTER BEAU FOSTER CHERYL L FOSTER DONAVON FOSTER
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STANLEY R FOSTER STEVEN MICHAEL FOSTER THOMAS WAYNE FOSTER TRAVIS RODREGHUS FOSTER ANTONIO FOULKS JEFF FOUNTAIN FELIX FOURNIER ALEAH BETH FOUSHEE CHARLES JOSHUA FOUSHEE ANNIE LAURIE FOUST JACOB RANDALL FOUTCH REID DAVID FOUTY JUSTIN FOWKES
ADAM FOWLER CALEB K FOWLER DEAN FOWLER GARY EDWARD FOWLER II JAMES H FOWLER JOHN E FOWLER JOSHUA ALLI FOWLER JUSTIN DALE FOWLER ROBERT FORREST FOWLER TARALYN NEAL FOWLER TIMOTHY LOGAN FOWLER TOMMY LEE FOWLER KEITH ALLEN FOWLKES
ADAM LOGAN FOX ASHLYN ROSE FOX BOBBIE J FOX CARRIE CUTCHINS FOX CHRISTIAN DALE FOX GEOFF FOX JASON C FOX JOEL CLAYTON FOX KELLY JUNIOR FOX KEN FOX LUKE LESLIE FOX MATTHEW L FOX MICHAEL D FOX NATHAN FOX RONALD E FOX RYAN H FOX SAMUEL FOX
SARAH ELIZABETH FOX TEIHA MARIE FOX TIMOTHY A FOX TRAVIS D FOXWORTH JOSHUA M FOXWORTHY MARK F FRACKOWIAK TRAVIS FRADD TYLER WAYNE FRAILEY WILLIAM MICHAEL FRAKES JR ANDREW FRALEY ANTHONY J FRALEY TAMMY E FRALEY JAMES MATTHEW FRAME
DIANE FRAMPTON WESLEY F FRAMPTON ROBERT E FRANCE BRETT DEREK FRANCIS EDWARD CHRISTOPHER FRANCIS JIMMY D FRANCIS KARIM W FRANCIS STEVEN MARK FRANCIS TRACE FRANCIS GREGORY RAY FRANCISCO JOSEPH CABELL FRANCISCO JUAN FRANCISCO MATEO
ALEX FRANCO IVAN ALEXANDRO FRANCO JOSEPH FRANCO SAMUEL ISAIAH FRANCO MAGDASA JOSEPH FRANCOIS MATTHEW FRANCOIS WILLIAM FRANDSEN SHANE FRANEY ANDREW J FRANK ANDREW T FRANKE CODY C FRANKENBERG ROBERT R FRANKENBERG BRADLEY C FRANKLIN
BRANDON D FRANKLIN COLTEN LANE FRANKLIN CRYSTAL D FRANKLIN HARLAND R FRANKLIN JAMES MATTHEW FRANKLIN JUSTIN L FRANKLIN KELLEY W FRANKLIN KEVIN C FRANKLIN KYRON J FRANKLIN MICHAEL BARRY FRANKLIN TYLER RAY FRANKLIN WILLIAM MICHAEL FRANKLIN
AARON TERRY FRANKS BRANDON FRANKS DUSTIN J FRANKS GISELLE FRANKS KENNETH D FRANKS THOMAS R FRANKS TRISHA FRANKS GEORGE E FRANTZ II JENNIFER FRANZ KEVIN MICHAEL FRANZ JOSEPH MICHAEL FRANZA CHRISTINE FRASER COURTLAND ADOLPH FRASER
NATHAN FRASER HUNTER LYLE FRASIER JACOB LEE FRASIER JOHN AUGUST FRASIER LANDON LYLE FRASIER MCKENZIE LYLE FRASIER ELIZABETH H FRASURE BRIDGETT MICHELLE FRATUS RICHARD WAYNE FRAUENBERGER III DALTON M FRAUGHTON ANDY FRAUSTO KANDI LYN FRAZE
BRENT FRAZIER CARLY RENEE FRAZIER CODY JAMES FRAZIER JOE FRAZIER MICHAEL D FRAZIER RUSSELL K FRAZIER TERRENCE C FRAZIER TYLER COLE FRAZIER ROGER G FRAZZINI HAROLD FRECH DAMIEN DUMAN FRED ANDREW GERALD FREDERICK JAMES LEE FREDERICK
JUSTIN WAYNE FREDERICK KAYODE-KAFELE EVERTON FREDERICK PAYTON JAMES FREDERICK TUCKER MARK FREDERICK JOSEPH E FREDRICKSON LOGAN H FREDRICKSON WENDY J FREDRICKSON KEVIN R FREEHILL CHAD E FREELAND ELLIOTT S FREELS ALEXANDER FREEMAN BOBBY-
JOE FREEMAN BYRON FREEMAN CAROLINE FREEMAN CHASE NATHANIEL FREEMAN DAMIAN TYQUAWN FREEMAN DANIEL FREEMAN DUSTIN FREEMAN FITZGERALD MOSLEY FREEMAN GARRETT B FREEMAN JACOB FREEMAN JEFFREY ALLEN FREEMAN JEREMY FREEMAN JOHN PAUL FREEMAN SR
JOSHUA L FREEMAN JUSTIN J FREEMAN KALE JOSEPH FREEMAN LOGAN BRADLEY FREEMAN MARK J FREEMAN MARK FREEMAN JR NATHANIEL LEE FREEMAN PAIGE E FREEMAN ROBERT C FREEMAN RODNEY FREEMAN TANERIA DENISE FREEMAN TREVOR FREEMAN TYRONE LAMONT FREEMAN
WILLIAM D FREEMAN JR JACQUQUANDALA FREENEY ELAINE FREER CAITLIN CHEYENNE FREESE GEORGE RAY FREET COLBY R FREEZE RYAN TRAVIS FREHNER JAMES E FREIBERG JASON FREIDENBERGER LUCAS ALAN FREIDENBERGER HUNTER RYAN FREIL JULIE M FREILING JASON FREIMUTH
WILLIAM ALLEN FREITAG AARON S FRENCH ANDREW SCOTT FRENCH ANTHONY WAYNE FRENCH BRAD NELSON FRENCH CLAY ROBERT FRENCH JAMES A FRENCH JEREMY B FRENCH JONATHAN FRENCH KIERA A FRENCH MICHAEL MARTIN FRENCH PATRICK A FRENCH TIMOTHY JOHN FRENCH
TODD FRENCH TYLER D FRENCH HOLLY FRERICHS CHRISTINA MARIE FRESH DAVID KENNETH FREUDENBURG ETHAN FREUND MASON J FREW BRANDON FREY JESSIE FRIAR SKY DANIEL FRIAR LEVI ROSS FRICHTL KYLE FRICK STEVEN M FRICK KYLE AUSTIN FRICKE RACHEL ANNA FRIEDHOLM
DANIEL JAMES FRIEDRICH DAVID JOSEPH FRIEDRICH TROY J FRIEDRICHSEN AARON G FRIEND THOMAS RAY-DANIEL FRIER CINDY RENELL FRIERSON DYLAN J FRIESZ PHILIP FRIMPONG PAUL FRINGS ELISHA MALACHI FRIPP EUSTIN L FRISCH KEITH D FRISCH KEYTON ALEXANDER FRISCH
MELVIN JOSEPH FRISCH ALEXIS LYNN FRITCH LEVI MICHAEL FRITCH MASON ALONZO FRITCH MICHAEL L FRITCH AMANDA K FRITZ KYLE FRITZ MICHAEL FRITZ NICK FRITZ MONTE L FRITZEN SETH M FROEDGE JAMES RICHARD FROEHLICH MARIA FROEHLICH MAXWELL J FROEHLICH
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JASON P FRY JON FRY RYAN FRY SHAUN D FRY MORGAN CLAY FRYAR BRIAN C FRYE HOLLIE A FRYE JAMES RUSSELL FRYE THOMAS AARON FRYE BETH ANN FRYLING KENNETH FRYMAN JONAH MILLER FRYMIRE MATTHEW THOMAS FRYMIRE JIE FU TUI P FUALAAU DAVID A FUCHS
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JORDAN M FUGATE MICHAEL L FUGATE ADAM DALE FUHRER SHUNTARO FUJISHIMA DALTON GRANT FULBRIGHT ERIC A FULBRIGHT COLBY GAVIN FULCHER SAMUEL BLAYDES FULCHER WADE J FULKERSIN JOHN DYLAN FULKS LOUIE J FULLEN BLAKE A FULLER COBY G FULLER
HEATH ISRAEL FULLER JOSHUA T FULLER MICHAEL CODY FULLER MICHAEL FULLER MICHELLE LEE FULLER PATRICK JAMES IACUONE FULLER PAUL MICHAEL FULLER TERI MCDOUGAL FULLER KAYLOR LENEE FULLERTON WILLIAM PATRICK FULLERTON GARY LAMONT FULMORE
WILLIAM BRAILEY FULMORE ADAM CHARLES FULNER EDWARD LEE FULTON ERVIN L FULTON ERVIN LESTER FULTON JR JEFFREY JAMES FULTON JERRY W FULTON JR JOHN M FULTON SAM FULTON WILLIAM COLTON FULTON CLIFTON SHANE FULTZ CORY S FULTZ MONTE LANCE FULTZ
SARALOU ZAE FULTZ ALOHA MISIOKA FULU CHRISTINA ANN FUNDERBURK JOHNNY FUNDERBURK JR NATHAN ANDREW FUNDERBURK ABIGAIL MARIE FUNK AMANDA FUNK DANIEL J FUNK JOY DOLORES FUNK LISA J FUNK MEGAN FUNK STEPHEN R FUNK EDD FUQUA JR EMMA FUQUA
HEATHER D FUQUA JEFFREY EMANUEL FUQUA LOGAN MICHAEL FUQUA STANLEY GLENN FUQUA JR THOMAS Z FUQUA TYLER LEE FUQUA BRADLEY FURBER ROBERT G FUREY JENNIE FURGAL TRAVIS J FURGERSON VITO ROLAND FURLANO MARIO ARTURO FURLONG VALADEZ AMANDA-
EMILY E FURMAN ANDREW W FURMAN GARY A FURNISH JONATHON R FURNISH RAYMOND E FURNISH GARY D FURR JACK D FURR JR JEFFREY P FURR MATTHEW JOSEPH FURRER ANTHONY JOSEPH FURTADO MICHAEL JOSEPH FURTADO CHRISTOPHER C FUSELIER ANGEL DANIEL FUSIL LUGO
BENJAMIN KYLE FUSON JONATHAN FUSON NATHAN V FUSSELL HUNTER MICHAEL FUTCHKO STEVEN M FUTRELL DAVID FYFE CHRISTOPHER LANCE GABBARD RHONDA M GABBARD SAMANTHA M GABBARD MATTHEW RILEY GABORIK JOSHUA L GABRIEL NOA BRENTON GABRIEL PEGGY GABRIEL
WALAA GADAIN LYTONIOA LYRIENTA GADDIS MATTHEW EZZRIAH GADDIS MICHAEL L GADDIS JULIAN SCOTT GADDY LUTHER S GADDY JAMES MICHAEL GADEBERG AARON D GADEKEN PAVANKUMAR GADICHERLA JEREMY ALLEN GADOW HEYWARD ADARELL GADSDEN JEREMY JERMAINE GADSON
NEIL A GAEDE JAVIER GAETA ZUNIGA CORY A GAFF NICHOLAS GAFF AMY E GAFFNEY DONNA MARIE GAGE JUSTIN PATRICK GAGE OWEN PHILLIP GAGE TIMOTHY DALE GAGE MICHAEL GAGLIANO COLIN GAGNE BRETT E GAGNON CAMERON GAGNON MATTHEW GAGNON SYLVA GAGNON
OMAR GAGUI LUKE GAHAGAN BALJIT GAHUNIA CHRISTOPHER M GAIGE HAILEY GAINER ADAM J GAINES COBY WADE GAINES DESMOND ROBERT GAINES DIONTRESS K GAINES JERALD E GAINES JR TIMOTHY GAINES CARLTON CRAVIN GAINEY DAVID MICHAEL GAINEY JR JOSHUA GAINEY
KENNETH NEBRASKA GAINEY RICHARD S GAINEY RUSSELL L GAINEY SCOTT E GAINEY TOBY L GAINEY WILLIAM R GAINEY JR ZACHARY GAINEY CARYL L GAISER PEDRO ALONSO GAITAN JOSHUA RYAN GAITHER ZACHARY LAWSON GAITHER MILAN GAJJAR AMIR YHOSHUA GAL KIMBERLY GALAN
ALFON GALANG RYONEIL GALANG ALEXANDER MARX GALARZA CARLOS CECILIO GALARZA DAVID JOSEPH GALASSO DAVID M GALBRAITH ROSS W GALBREATH JAMMIE LEN GALE JOHN MELTON GALE III FORREST A GALEA'I JR JOSE LUIS GALICIA CABRERA CARLOS A GALINDO JR
ISSAC GILBERT GALINDO KEYRO JESUS GALINDO JR ADAM GALL BRADLEY GALL GAYE A GALLAGHER SAMANTHA MAE GALLAGHER SHANE GALLAGHER ZOEY PAITYN JUSTINE GALLAGHER CAMERON GALLANT JEREMY GALLANT SHAWN GALLANT HARY GALLARDO ALAN D GALLEGO
CHRISTOPHER JOHN GALLEGOS ERIKA CASTILLO GALLEGOS JACOB AARON GALLEGOS JOSHUA DONANCIANO GALLEGOS KRIS GALLIBOIS ANTHONY ARTHUR GALLO ERIC E GALLO MICHAEL D GALLO STEPHANIE GALLO GERARDO GALLON GOMEZ ANTWAIN GALLOWAY BENJAMIN JOSEPH GALLOWAY
CLIFFORD LEON GALLOWAY JR JARRETT GALLOWAY JENNIFER MCELVEEN GALLOWAY JUSTIN WILLIAM GALLOWAY MATTHEW L GALLOWAY RONALD K GALLOWAY KEITH R GALLUP PHILLIP CHRISTIAN GALLUPS CHARLES PATRICK GALLUSSER ALESSA GALVAN ALEX GALVAN GILBERTO DONTE GALVAN
GILBERTO GALVAN HUMBERTO GALVAN JOSE GALVAN LUIS GALVAN MICHAEL A GALVAN JUAN CARLOS GALVAN CRISTOBAL CECILIA GALVEZ GERARDO A GALVEZ JORGE E GALVEZ JAMES PHILLIP GAMAGE ALFRED J GAMBILL II AMBER SHAE GAMBLE JAMES L GAMBLE JUSTIN LEE GAMBLE
LAWRENCE FOXX GAMBLE LEVI JACOB GAMBLE MICHAEL GAMBLE SAMUEL R GAMBLE THOMAS RICHARD GAMBLE ZACHARY T GAMBLE ANTHONY F GAMBONI RODNEY GAMBREL THATCHER IRVIN GAMBREL CALEB L GAMBRIEL HOSSAMELDIN GAMIL SCOTT WILLIAM GAMMELL

JEFFREY CHARLES GAMMON MATTHEW IAN GAMPFER ALFONSO GANDOLFO ALFONSO J GANDOLFO SALVATORE GANDOLFO BEVERLY I GANDY DAVID B GANDY FRANKIE KEVIN GANDY TIMMIE L GANDY SHOAL GANEAU KALAISELVI G GANESAMOORTHI D PARTHIPAN GANESAN
UDHAYAKUMAR GANESAN JOHNNY EDWARD GANGLOFF CHRISTOPHER LEE GANN JEREMIAH SAMUEL GANN JOSEPH GANNON SETH JACOB GANS SOLOMON DAVID GANS ETHAN J GANSEBOM MICHAEL R GANSEBOM THOMAS A GANSEBOM LEAH N GANSKE LUKE ANDREW GANSTER
JOSILEAN M GANT JORDAN LEE GANUS HAOTIAN GAO RUTH GARACH JOSE GARAY BRYAN LEE GARBER RYAN GARBER DAMIAN GARBUTT FREDERICK GARBUTT SAYRA M GARCES DAVID JOSUE GARCES GONZALEZ YOHNYS ALBERTO GARCES GONZALEZ ALEJANDRO GARCIA
AMANDA HUGHES GARCIA ANGEL L GARCIA ANGELICA GARCIA ANTHONY URIEL GARCIA ARTURO GARCIA BRAULIO GARCIA BRAULIO GARCIA BRAULIO GARCIA BRYAN MICHAEL GARCIA CARLOS J GARCIA CHRIS S GARCIA COREY NICHOLAS GARCIA CYNTHIA J GARCIA DANIELLE GARCIA
DAVID BAYNE GARCIA DAVID P GARCIA DAVID GARCIA EDUARDO GARCIA EDUARDO GARCIA EDWIN GARCIA ELEAZAR GARCIA ERIC RAY GARCIA ERIKA NOBERTA GARCIA FERNANDO GARCIA FRANCISCO GARCIA GERARDO ALEJANDRO GARCIA HERIBERTO GARCIA JAVIER A GARCIA
JENNIFER NAIROVI GARCIA JEREMIAH JASON GARCIA JESUS DANIEL GARCIA JESUS RUIZ GARCIA JOEL GARCIA JOHN CARLO GARCIA JORGE ALBERTO GARCIA JORGE GARCIA JOSE A GARCIA JOSE DE JESUS GARCIA JOSE LUIS GARCIA JOSE MANUEL GARCIA JOSEPH GARCIA
JOSIAH SEBASTIAN GARCIA JUAN CARLOS GARCIA JUAN GARCIA JUAN GARCIA JULIO CESAR GARCIA JULIO GARCIA JUSTINE GARCIA LEOPOLDO GARCIA LORENZO GARCIA LUIS ALBERTO GARCIA LUIS GARCIA MARCO ANTONIO GARCIA MARIA M GARCIA MAYRA MONSERRAT GARCIA
MIGUEL A GARCIA MIGUEL IGNACIO GARCIA MILES TITUS GARCIA MONICA GARCIA NOEL GARCIA JR ORLANDO ABISAI GARCIA OSKAR EDWARD GARCIA OWEN TIMOTHY GARCIA RANDY GARCIA RHODORA GARCIA RICARDO A GARCIA RICHARD LEE GARCIA RIGOBERTO GARCIA
RIGOBERTO GARCIA ROGER GARCIA JR RUBEN CARLOS GARCIA SALVADOR GARCIA SERGIO GARCIA TRENTEN GARCIA AMANDA A GARCIA BONILLA FRANCISCO GARCIA CANO NATANAEL GARCIA CARRERA HUGO CESAR GARCIA FERNANDEZ MARIO REY GARCIA GARCIA
CHRISTOPHER GARCIA HERNANDEZ JOSE R GARCIA JUAREZ ALEJANDRO NA GARCIA MARTINEZ SAUL GARCIA MENDOZA JONATHON FERNANDO GARCIA ORDONEZ MOISES AUGUSTO GARCIA PEREZ JOSE A GARCIA RAMIREZ GUADALUPE ESMERALDA GARCIA RIVERA RUBEN GARCIA RIVERA JR
KARLA CECILIA GARCIA ROJAS LUIS ALBERTO GARCIA ROMERO DIONISIA GARCIA SANCHEZ EMERSON EFRAIN GARCIA VARELA VIRGINIA GARCIA VARELA YASMANY GARCIA VELAZCO SEAN GARDINER ADAM CHANDLER GARDNER CHARLES JOSEPH GARDNER CLAYTON JAMES GARDNER
CODY GARDNER DARIN GARDNER DARRYL L GARDNER DENVER C GARDNER DERRICK JERMAINE GARDNER DYLAN ANDREW GARDNER EMILA SHRINER GARDNER ERIC RYAN GARDNER MATTHEW RAY GARDNER MICHAEL GARDNER MORGAN LOUISE GARDNER PAIGE GARDNER
ROCKY D GARDNER RODNEY CHRISTOPHER GARDNER JR TAYLOR JAMES GARDNER TREVOR FRANK GARDNER WARREN GARDNER TYRESE GARFIAS KIMBERLY GARGIS JOHN D GARIANO LUIS M GARIBALDI DYLAN JOSEPH GARING DANIEL GARIVAY CECIL S GARLAND EDWARD H GARLAND
VINCENT LEROY GARLOCK RICHARD GARMAN ERICK GARMENDIA ABEL GARN JARED R GARN WADE J GARN AARON C GARNER CARL MICHAEL GARNER GREIMANTE DENZEL GARNER HEATH LEVI GARNER JAMES C GARNER JAYLON TRAVIL GARNER JEFFERY STRATTON GARNER
JEREMY NATHANEIL GARNER JEREMY T GARNER JUDE MARTIN GARNER LANDON CHRISTOPHER GARNER MASON DWAYNE GARNER MATTHEW TIMOTHY GARNER PRESTON SMITH GARNER REX D GARNER ROBERT GARNER SAMUEL SETH GARNER STEDMAN HUNT GARNER JOSE MANUEL GARNICA
SANY GARO RICHARD BRIAN GARRARD RAMONE GARRAWAY SARAH J GARRETSON BENJY L GARRETT BILLY GARRETT BRIAN F GARRETT CALLISSIA RENEE GARRETT CHRISTOPHER ELLIS GARRETT GABRIEL NOAH GARRETT HUNTER BLAKE GARRETT JAY L GARRETT JR JOHN T GARRETT
JOSHUA GARRETT KENNETH ALAN GARRETT KENNETH W GARRETT JR MICHAEL R GARRETT PATRICK PENDLETON GARRETT RODNEY A GARRETT RUSSELL G GARRETT STEPHANIE B GARRETT STEVEN R GARRETT TIMMY DEWAYNE GARRETT WALLACE W GARRETT KASEY JAMES GARRICK
AARON GARRINGER TRICIA ELIZABETH GARRINGER DANNY LEE GARRIS DAVID ALAN GARRIS DAVID GARRIS II JERRY PRENTICE GARRIS JOSHUA RYAN GARRIS BENJAMIN GARRISON CASEY GARRISON CHARLES PHILLIP GARRISON GEORGE GARRISON JOHN W GARRISON II MATTHEW R GARRISON
STACY T GARRISON PATRICK GARRITY BRIAN D GARRY TYLER M GARST TAMALA LYNNETT GARTH TIMOTHY D GARTH LOGAN GARTNER SAMUEL GARVEN TERRY GARVER JAMES TYLER GARVIN ADRIAN L GARZA ALFONSO GARZA ANGEL D GARZA BETH YVONNE GARZA EDUARDO GARZA
ERICA CHRISTINE GARZA JAMES GARZA JOE GARZA JR MARCO GARZA MICHAEL DAVID GARZA RUBY MARINA GARZA SHI JATNIEL GARZA PATRICIO GARZA MADERO JORGE ALBERTO GARZA MIRANDA VICTOR GARZA SALDIVAR JOSE JUAN GARZA TAMEZ ALEJANDRO NA GARZON MORENO
ALTON HUGH GASKINS JR DARRELL SCOTT GASKINS GEORGE N GASKINS JOHN JAMES GASKINS JOHN L GASKINS PHILLIP MICHAEL GASKINS WILLIAM L GASKINS II PAMELA ANN GASKINS-BROCK STEPHANIE LYNN GASKINS-HORNSBY AARON KEITH GASKINS-JACKSON JULIO GASPAR
PEDRO MIGUEL GASPAR PEDRO RAMIRO GASPAR SR MICAELA GASPAR DE MIGUEL ELISEO UBALDO GASPAR GASPAR CRISTY A GASS HEIDI GASS LORENZO GASS DAVID E GASSAWAY JERRIT WAYNE GASSAWAY RAJENDRA GASTON JESSE LEE GASWINT SHAWN WILLIAM GATCOMB
KATHRYN GATES LEA ELIZABETH GATES PEYTON MATTHEW GATES JACOB GATEWOOD LEE-J KEOLA GATEWOOD RICKEY CHRISTOPHER GATHERS JR DUSTIN GRANT GATLIN JACOB GATLIN KENNETH L GATLIN SABRINA KAY GATLIN KEISTON D GATSON PRISCILLA MICHELLE GATTISON
TECODIE GATTISON WAYNE GATTSHALL SARA ZUCCARELLO GAUDIN DAVID GAUDREAU JOSHUA M GAUGHAN CHASE MICHAEL GAUGHENBAUGH COLLIN MARK GAUGHENBAUGH JEREMY LEE GAUKEL SKYLER BRADEN GAULT EZEQUIEL GAUNA HANNAH ISABELA GAUNA PEDRO EDUARDO GAUNA
PEDRO CANDELARIO GAUNA ZUNIGA BRIDGET RENE GAUNTT ZACHARY C GAUNTT SHEHBAZ GAUR SHOEB GAUR HARIPRASAD GAUTAM CHASE GAUTHIER DEREK GAUTHIER JASON GAUTHIER STEVE GAUTHIER BRADLEY GAUTHREAUX DATHAN JOEL GAUTREAU RYAN EDMOND GAUVIN
ADAM GAVALETZ SHERRILL ANNE GAVEL MELANIE BRIDWELL GAVIDIA DESMOND GAVIN THOMAS GERALD GAVIN DAVID GAVRISH ZBIGNIEW GAWRYS ANASTASIA GAY DYLAN GAY STEVEN W GAY TIM GAY KRISTEN CAROLYN GAYLE WALTER A GAYLE JESSE TALBERT GAYMON MAXIE GAYMON
NATHAN E GAYNER OSMAR G GAYTAN AARON GAZE TOMASZ GDALSKI ALEXIS GEAN TYLER RYAN GEAN MICHAEL CLARENCE GEAR KEITH A GEARHART NICHOLAS JAMES GEARING TIM GEARY TIMOTHY MICHAEL GEARY MATTHEW J GEBO SHEMAY GEBREMARIAM YOHANES GEBREMICHAEL
MUSSIE GEBREMICHAL MICHAEL S GEDDES SHARON A GEDERMAN-FISHER CHRIS D GEE DUSTIN ANDREW GEE BRADLEE S GEER JAMES J GEER JR MICHELE GEESINK RONALD LEON GEESLIN DARNELL MARCUS GEETER SHAWN GEHLERT MICHAEL JAMES GEHRICH ADAM R GEIGER
JOHN EDMUND GEIGER IV RAYMOND G GEIGER STEPHANIE MICHELLE GEILS DUSTIN S GEISELMAN STEPHEN MICHAEL GEISSLER COLIN L GELBUTIS SHEILA D GELBUTIS KRISTINE MARGARET GELTZ MICHAEL W GEMMER ANDREW GENETTA ALEJANDRO GENIS JUAREZ SHRUTHI GENNEPALLY
DAVID GENOVESE KELSEA GENOVESI JAYDEN MICHAEL GENTILE LIAM MICHAEL HOLMES GENTILE SHELLY LA CHELL GENTLE CHARLES R GENTRY JR ERIK V GENTRY GARRETT MICHAEL GENTRY MICHAEL BRENT GENTRY PANAGIOTIS KYRIAKOS GEORGANTONIS ALLAN GEORGE
CHRISTOPHER ANTHONY GEORGE CHRISTOPHER GEORGE DYLAN H GEORGE EDWIN DAVID GEORGE JOSHUA DUPREE GEORGE MATHEW T GEORGE MELVIN DOUG GEORGE MICHAEL E GEORGE PAUL GEORGE RICKEY A GEORGE TYLER HAYDEN GEORGE TYLER LAMAR GEORGE VINCENT GEORGE
COURTNEY LYNN GERAGHTY CHAD GERALD DEVON JON GERASCH JOSHUA L GERBER CORY GERBRANDT JOHN W GERDEMAN JEFFREY G GERDES ROBERT A GERDES SETH J GERDES TIMOTHY SCOTT GERDES JOHANSSON J GERENA KIMBERLY GERHARD CARL WAYNE GERHART JR
KIMBERLY D GERIG JACOB GERLEK ADAM A GERLING CLAYTON M GERLING DANE MATTHEW GERLING WIBENSON GERMAIN JARROD W GERMAN DAVID EUGENE GERMANO DAVID JOSHUA GERMANY MELYNDA LEE GERONIMO EVAN GERRARD DANIEL J GERRETY HAILEY N GERSTER
ZACHARY ADAM GERTSCH JOSHUA BIEN GERVACIO CARROLL GETHERS JR DARRYL GETTLE TIM GETTLE NOAH THOMAS GETTS ERIC GEYER KENNETH F GEYER MUDASSAR GHALTE NILESH GHANSHAM PATIL ARASH GHASEMI OKBAY GHEBREMESKEL TUDOR A GHEORGHIU NOAH MICHAEL GHERE
MAHNAZ GHODSIFASAEI JESSIE GHOENS RANDY GHOLSON CAMERON LEE GHOLSTON DAVID EDWIN GIAMPORCARO MICHAEL F GIANCARELLI SHARRON MARY GIANESSI MICHAEL STEPHEN GIANNASCOLI TERESA A GIANNOKIS CHRISTOPHER RAY GIBBENS RICHARD F GIBBONS
AUSTIN LEE GIBBS CHAD KENNETH GIBBS CHRISTOPHER F GIBBS DARRYL F GIBBS DEVIN GIBBS ELI V GIBBS GARRETT C GIBBS JOSHUA L GIBBS KEVIN D GIBBS STUART WYNN GIBBS III TINA MICHELLE GIBBS TOM C GIBBS JAYDEN ZACHARY GIBBY ALAN M GIBSON ASHLEY V GIBSON
BILLY R GIBSON CHILION A GIBSON CLAY GAMBLE GIBSON COLTON GRANT GIBSON DONALD GIBSON ERRIKA P GIBSON JAMES GIBSON JEFFERY GIBSON JESSICA D GIBSON JESSICA L GIBSON JODI K GIBSON KEVIN P GIBSON MARK ANDREW GIBSON PATRICK GIBSON PAYTON CADE GIBSON
ROBERT JASON GIBSON ROBERT GIBSON SHANE A GIBSON WILLIAM GIBSON EDEL GIDEY GEBRIHIWET GIDEY AMANDA C GIESBRECHT NATHAN R GIESIGE CYRUS JAMES GIESKEN MACKENZIE MARIE GIGANTI ISAAC R GIL MICHAEL A GIL SERGIO GIL POLO ANTONIO GIL BASTIDAS
JOSE GIL MADRIGAL AMY M GILBERT ASHLEY KIM GILBERT CODY LOGAN GILBERT GARON GILBERT JASON GILBERT JOHN PAUL GILBERT III JORDAN GILBERT KENDALL GILBERT KURT R GILBERT KYLE THOMAS GILBERT MICHAEL GILBERT NATE ROGER GILBERT RAYMOND GILBERT
SCOTT A GILBERT MATTHEW GILBOW MICHAEL RYAN GILBOW ZACHARY RYAN GILBOW EVELYNN KIMBERLY GILBREATH TRAVIS GILCHRIST ERIQ D GILDEA KEVIN THOMAS GILDEHAUS BARRY V GILES CHARLES DAVID GILES JEFFREY W GILES MAYRA G GILES ERIC EDWIN GILFUS
DIANA E GILHOOLY AMIE GILL AMRITPAL GILL DANIEL GILL DESTINY GRACE GILL KELLI GILL KENNETH ROBERT GILL KYLE JAMES GILL ROSS M GILL RYAN GILL TALVINDER GILL MATTHEW B GILLEAN KENNETH L GILLELAND LUCAS DELON GILLER TYLER DAVID GILLES ANDREW P GILLESPIE
ANN GILLESPIE JAMES ARMAND GILLESPIE JR RICHARD C GILLESPIE ANDRE D GILLEY CHRISTOPHER GILLEY JEFFREY GILLIAM JESS BRADEN GILLIAM JOVENTE GILLIAM JOY TRAVINA GILLIAM ROBERT C GILLIAM WILLIAM R GILLIAM CHASE GILLIAN DONALD GILLIAN BOBBY L GILLIARD
LILIANA DEL ROSARIO GILLIARD CHAD GILLIATT TREVOR G GILLIES CHRISTOPHER SHANE GILLILAND COLE HUDSON GILLILAND CARSON M GILLIS JASON KENNETH GILLIS LANCE GREGORY GILLIS PAUL D GILLISON WILLIAM E GILLOCK II JERIAT JAVOY GILLUM LADESSA GILLUM
RENEE DANIELLE GILLUM JOHN WALTER GILMER CALEB E GILMORE KENNETH KYLE GILMORE MARCUS GILMORE RYAN MATTHEW GILMORE TYRONE CECIL GILMORE JARED R GILPIN JUSTIN TAYLOR GILPIN JOSEPH W GILSDORF CORY G GILSON MICHAEL GILSON MARSHALL L GILWORTH
RORY A GIMENEZ DAXSTIN MICHAEL GINES OMAR IVAN GINES JASON GINGELL MARION L GINGERICH MATTHEW J GINGERICH MYRON E GINGERICH NELSON R GINGERICH TAMMY REBECCA GINGERICH STEPHANE GINGRAS BRIAN GINN CORBIN T GINN DAMON T GINN HUNTER CALEB GINN
JERRY A GINN CHARLES A GIOIA III TYLER GIOIA MATTHEW GIOMI EMILE GIORDAN CHRISTOPHER M GIORDANO GREGORY ALLEN GIORDANO JR JAMES JOSEPH GIORDANO BRANDON EARL GIORGI GARY J GIORGI MICHAEL GIPSON JACOB GLEN GIROD KATHLEEN MALINDA GIROD
ANTHONY CARMEN GIROLAMO JOSE M GIRON JEREMIAH TROY GIRTON SAXTON GITCHELL TONY LEE GITTMAN SALVATORE GIUNTA ANDREW GIVANS LILLIAN GIVANS AALIYAH M GIVENS RONALD AUSTIN GLADDEN RONALD E GLADDEN HUNTER GLADISH ANTIONEE S GLADNEY
DANIEL EUGENE GLADNEY NICHOLAS TARELL GLADNEY MAISON GLADUE CHAD GLANZER RICHARD ANTHONY GLASER DAMIEN MARCUS GLASGOW DANIEL RAY GLASGOW SPENCER LAFAYETTE GLASGOW JR DUSTIN E GLASOE ROBERT KURTIS GLASPER JR CASEY LEE GLASS
CHARLES MICHAEL GLASS CHRISTOPHER RAY GLASS JAMES WAYNE GLASS JR KATHRYN JOY GLASS MICHAEL THOMAS GLASS SPENCER WILLIAM GLASS LAWRENCE E GLASSCOCK TREVOR ALLEN GLASSCOCK BENJAMIN HARLAN GLASSNER WILLIAM ALLEN GLATKOWSKI DAVID GLAUS
DANIEL PATRICK GLAVES KYLE LANE GLAZINER RACHEL ANNE GLEASON ROBERT GUY GLEASON SR SETH DAVID GLEASON JOSHUA LEE GLEATON RACQUEL DAYNAH GLEAVES ZACHARY GLEGHORN NATHAN M GLENDENNING MICHAEL J GLENDON JAY DAVID GLENN JOSEPH C GLENN
MARC WAYNE GLENN MATTHEW P GLENN TERRY J GLENN THOMAS ALMON GLENN DENNIS GLENON BRANDON ERROL GLICK CURTIS EWELL GLICKERT ANTHONY AARON GLIDEWELL GILBERT GLINOGO JOHNICE GLINTON JONATHAN GLINTON DAVID GLISSON MILTON GLISSON
TAMMY SUE GLISSON TIMOTHY A GLISSON BARRY JERARD GLOVER MATTHEW DAVID GLOVER JOHN C GLOWACKI MICHAEL ANTHONY GLOWARK NICHOLAS MICHAEL GLUP OLEKSANDR GLUSHCHENKO MAWUENA KOMLAN GNAMAVO PRAVIN GNANA MUTHU ASHIN BERO GNANARAJ
BHUVANESWAR GNANASEKARAN AIDEN J GNAT JEREMY D GNAT JERROD D GNAT JOSEPH DAVID GNAT JOSHUA P GNAT PAYTON MARIE GNAT DEVEN GNEHM RAYLEEN M GNEHM WESLEY A GOAD MARTIN PATRICK GOATLEY STEVEN W GOATLEY PATRICK L GOBLE TOMMY RAY GOBLE II
STONE RIVERS GODBOLD ROBERT JASON GODBOLT DEAN GODDARD HUNTER KENNETH GODDARD KENNETH FRANK GODDARD MITCHEL WILLIAM GODDEN ROSS GODDEN ANDREW D GODEL BRAYDEN JENNINGS GODFREY BRET D GODFREY TROY M GODFREY TYLER W GODFREY
BRYAN PHILLIP GODIN VANESSA RENEE GODINA-RODRIGUEZ JUSTIN PATRICK GODING BRETT A GODLEVSKY DAVID RONALD GODLEY JR PAUL E GODOLPHIN MARIO ALBERTO GODOY CORONA BRANDON L GODSEY BRIAN L GODSEY CALEB GODSEY JASON ALLEN GODSEY KATIE SUZANNE GODSEY
NATHANIEL GODULA ANDREW GORDON GODWIN RAJ T GODWIN VALORIE S GODWIN JONATHAN T GOEDE TORRI K GOEDE PHILIP M GOETHE CHRISTOPHER J GOETSCH RYAN PAUL GOETSCH AARON J GOETZ BRITTANY GOETZ JUSTIN GOETZ CORY T GOETZMAN BELYNDA FAYE GOFF
CHARLES J GOFF EMERY GRAHAM GOFF JOHNNY M GOFF JR JORDAN GOFF KEITH W GOFF LUCAS LEE GOFF LAYTON HULS GOFORTH JESS ROBERT GOGGANS LAWRENCE B GOGGANS JAIME GOGGINS WYATT GOINGS ASHLEE D GOINS GARY L GOINS RANDOLPH PETER GOINS ZACHARY R GOINS
NISSAN GOKOOL ZACKARY MAVERICK GOLASZEWSKI DANIEL M GOLDBERG CASEY GOLDEN JOSEPH B GOLDEN PARKER DEWAYNE GOLDEN JERRY GOLDFUSS KRISTINA MARIE GOLDMAN ANDREW T GOLDNER GRANT H GOLDSMITH DANIEL A GOLDSTEIN JAMIE LYNN GOLEMBESKI
JOSHUA GOLEMBESKI BRANDON LUKE GOLENDA CORY LEE GOLLADAY VANESSA GOLOVEY MICHAEL GOMES ALEJANDRO AXEL GOMEZ ANTHONY MITCHELL GOMEZ ARMANDO J GOMEZ BETH M GOMEZ BRANDON ANTHONY GOMEZ BRYAN GOMEZ CARLOS GOMEZ CHRISTOPHER E GOMEZ
CHRISTOPHER PAUL GOMEZ CLAUDIA GOMEZ EDGAR GOMEZ FRANCISCO MARTIN GOMEZ JAIME OMAR GOMEZ JOCELIN GOMEZ JOSE A GOMEZ II JOSE E GOMEZ JOZEL GOMEZ KEVIN GOMEZ LUIS A GOMEZ NELSON JOSE GOMEZ SAMUEL A GOMEZ SEBASTIAN GOMEZ SELVIN G GOMEZ
VICTOR GOMEZ JANETT GOMEZ BERNAL OMAR ALBERTO GOMEZ BRAVO RUTH YAMILE GOMEZ BUITRAGO CARLOS ALBERTO GOMEZ DE LA GARZA RAUL GOMEZ DIAZ ERIAN GOMEZ DOMINGUEZ CARLOS GOMEZ ESCAMILLA MARCELO S GOMEZ JIMENEZ PEDRO EDUARDO GOMEZ MUNOZ
MILTON LEONARDO GOMEZ PALMA SR OSCAR GOMEZ RUVALCABA LUIS GOMEZ TAMAYO FILIBERTO GONSAGA CARLOS GONSALES FELIPE GONZAGA MORENO BRANDYN T GONZALES CHRISTOPHER A GONZALES CHRISTOPHER DANIEL GONZALES CHRISTOPHER K GONZALES CRUZ GONZALES
DANIEL GONZALES DEIGO DARNELL GONZALES DOLORA REFORMA GONZALES ERNIE GONZALES EUGENIO GONZALES FRANCISCO GONZALES IGNACIO JOSE GONZALES IMELDO P GONZALES JESUS ESPINOSA GONZALES SR JUAN LORENZO GONZALES JULIAN GONZALES JUSTIN GONZALES
LAZARO GONZALES RICHARD B GONZALES RICHARD KENNETH GONZALES RICHARD GONZALES STEVE JOSEPH GONZALES II WESLEY JACOB GONZALES XAVIER C GONZALES ALAN MOISES GONZALEZ ALBERTO GONZALEZ ALEJANDRA GONZALEZ ALEXIS OTONIEL GONZALEZ
ALEXYS MERCEDES GONZALEZ ALIESKY GONZALEZ ANDERSON NA GONZALEZ ANDREA GONZALEZ ANDREAS MIKEL GONZALEZ ANGEL GONZALEZ ANIBAL GONZALEZ ANTHONY GONZALEZ ARIEL GONZALEZ ARMANDO E GONZALEZ ARMANDO G GONZALEZ ASHLEY NICOLE GONZALEZ
CARLOS LUIS GONZALEZ CARLOS GONZALEZ CARLOS GONZALEZ CESAR ADRIAN GONZALEZ CESAR PASTOR GONZALEZ CHRIS GONZALEZ CLAUDIA GONZALEZ DANTE R GONZALEZ DARIEN SAUL GONZALEZ DAVID A GONZALEZ EDGAR FELIPE GONZALEZ EDGARDO ENRIQUE GONZALEZ
EDMUNDO EFRAIN GONZALEZ ELIZABETH GONZALEZ EMMANUEL GONZALEZ ENOC GONZALEZ ERIC GONZALEZ FELIPE GONZALEZ FERNANDO L GONZALEZ FRANCISCO ALEJANDRO GONZALEZ GERARDO GONZALEZ HECTOR ALEJANDRO GONZALEZ JR HECTOR V GONZALEZ ISRAEL GONZALEZ
JAMES W GONZALEZ JEFFREY RAFAEL GONZALEZ JESUS J GONZALEZ JORGE L GONZALEZ JOSE A GONZALEZ JOSE ADRIAN GONZALEZ JOSE M GONZALEZ JOSE GONZALEZ JOSIAH-DANIEL GONZALEZ JOSUE GONZALEZ JUAN A GONZALEZ JUAN MANUEL GONZALEZ LEONARDA NAOME GONZALEZ
LUIS AMAURYS GONZALEZ LUIS GUADALUPE GONZALEZ MANUEL A GONZALEZ MARCO ANTONIO GONZALEZ MARCOS GONZALEZ MARIA DELA CRUZ GONZALEZ MARIO GONZALEZ MARTIN GONZALEZ MAYRA GUADALUPE GONZALEZ MICHAEL A GONZALEZ MICHAEL ANTHONY GONZALEZ
NOLAN ALBERTO GONZALEZ OMAR DANIEL GONZALEZ OSCAR J GONZALEZ PHILLIP GONZALEZ REINALDO GONZALEZ ROBERTO ALEJANDRO GONZALEZ ROBERTO IVAN GONZALEZ RODRIGO GONZALEZ ROGELIO NA GONZALEZ RONNY GONZALEZ RUBEN GONZALEZ RUBEN GONZALEZ
RUTH GONZALEZ SAUL T GONZALEZ SERGIO GONZALEZ SYLVIA GONZALEZ TOMAS A GONZALEZ URIEL GONZALEZ VICTOR A GONZALEZ WILLIAM GONZALEZ YAISY GONZALEZ ARTURO GONZALEZ AGUILAR EDGAR GONZALEZ ALLENDE MIRELYS MARGARITA GONZALEZ CASTEJON
HUBERTS GONZALEZ CHAVEZ FRANCISCO JR GONZALEZ CORDOVA RAFAEL GONZALEZ DIAZ JOSE AURELIO GONZALEZ ESPINOSA ANTHONY GERARDO GONZALEZ ESPINOZA CARLOS GONZALEZ ESQUEDA ANDY GONZALEZ FAJARDO VERONICA CRISTINA GONZALEZ FERNANDEZ
HECTOR GONZALEZ FRAUSTO ESTEBAN GONZALEZ GARCIA JOSE MANUEL GONZALEZ GARCIA JULIO CESAR GONZALEZ GARCIA MARIA D GONZALEZ IBANEZ LAURA MELINA GONZALEZ MACIAS JOSE ARTURO GONZALEZ MARROQUIN LYNSEY M GONZALEZ MASSALLO IGNACIO E GONZALEZ MENDEZ
CHRISTIAN XAVIER GONZALEZ ROSARIO ABRAHAN GONZALEZ SERRATO LIVAN GONZALEZ VALDES ARISMENDIS GONZALEZ-GONZALEZ DARBY RAY GOOCH RYAN A GOOCH SETH GOOCH CODY GOOD DUANE M GOOD SCOTT R GOOD ZACHARY GOOD COREY CHASE GOODALE BILLY E GOODALL
JUSTIN E GOODBEAR AARON LEE GOODE JR ALANNAH BRYN GOODE MARQUISH A GOODE THOMAS BERNARD GOODE JR ASHLEY GOODEN SCOTT GOODENOUGH BROOKS MICHAEL GOODEY JOSEPH L GOODEY FREDERICK GOODGAME MICHELLE RENE GOODHEW EARTHA L GOODLOW
CLAY THOMAS GOODMAN JAMES TODD GOODMAN MICHAEL DUANE GOODMAN II ZACHAREY K GOODMAN PATRICK LEE GOODRICH DAVID LEE GOODRIDGE DENNIS W GOODRUM RYAN DOUGLAS GOODRUM BRYAN V GOODSELL TARA STOOS GOODSON CHRISTOPHER J GOODWATER
CHRISTOPHER N GOODWATER COLE GOODWILL ALLEN L GOODWIN BRANDON GOODWIN DUSTIN B GOODWIN JACOB CONRAD GOODWIN MATTHEW CHARLES GOODWIN NICHOLAS D GOODWIN NICHOLAS GRANT GOODWIN RAYMOND PAUL GOODWIN SANTAWN G GOODWIN
STEPHEN R GOODWIN TIMOTHY LYNN GOODWIN VARON LAMONT GOODWIN ZACHARY MACK GOODWIN MARVIN C GOODWINE JACOB ADAM GOODYEAR BRANDON WAYNE GOOLEY BENJAMIN A GOOLSBY CLAY ALLEN GOOLSBY COLE MITCHELL GOOLSBY JAMES CHRISTOPHER GOOLSBY
KENYAN RILEY GOOLSBY NICOLE D GOOLSBY JEFFREY WAYNE GOOTEE ASHOKKUMAR G GOPALAKRISHNAN R T GOPI MALWINA GORA ERICA ROSE GORANSON TARA GORBY BRADLEY D GORDON CLIFFORD GORDON JR CLIFFORD GORDON FRANZ JOSEPH GORDON JASON KONARD GORDON
JEREMY A GORDON JON-MICHAEL GORDON JOSHUA S GORDON KAVOUYIA DAYSHAWN GORDON MICHAEL JAMES GORDON SHANTEISHA GORDON TAYLOR BLAINE GORDON STEVEN SHANE GORDY BRANDY M GORE TRISTEN GORAM GORE WENDY HARDEE GORE CHRISTOPHER DELL GOREE
BRENDAN GOREN ALYVIA GORING KASEE ALEX GORING FRANCES A GORIUS APRIL M GORMAN JOSHUA CALEB EMANUEL GORNEY MELISSA RENEE GORNTO PETER M GORSLINE DYLAN M GOSDIN SHERARD GOSINE BROCK GOSLAR DANIEL EUGENE GOSNELL JAMES GOSS JARED S GOSS
STEVEN E GOSSERT LEWIS E GOSSETT PAUL EDWIN GOSSETT RAY W GOSSETT III PRIYA GOTHANDARAM SURAJ GOTHANKAR JOSEPH RICHARD GOTHARD VIJAY RAJ G GOTHARI MURUGAN V JASON T GOTT HARRISON GOTTFRIED JOHNATHON DANIEL GOTTFRIED LOGAN JEFFRY GOTTSCHALK
DENIS GOUBAULT ALLEN A GOUDE JEFFREY A GOUDE II JOSEPH ERIC GOUDEAU JOSEPH AARON GOUGE SCOTT R GOUIN ANTHONY GOULSTONE RANJITH GOVIDAN MARUTHAMUTHU GOVINDASAM VENKATESH V GOVINDASWAMY MANASVI KOUNDINYA GOVINDAYAPALLI
SRI AATHAVA GOVINDHARAJAN JOHNNY CLINTON GOWAN II KELLY LYNN GOWAN DAWN KEITH GOWDER JR ELANGO GOWTHAMAN DAVID LYNN GRABER ELMER R GRABER JEFFREY J GRABER KURTIS GRABER LLOYD GRABER ALEXANDER PEYTON GRACE JACOB SCOTT GRACE JOHN R GRACE
ARNOLD-JAMES GRACE-KEKAWA DUSTIN JOHNSON GRADDICK JARED JAY GRADDY AARON LEWIS GRADY JONATHAN GRADY ANTHONY R GRAF DANIEL GRAF DAVID G GRAF LEWIS NATHANIEL GRAFF WILLIAM MICHAEL GRAFF BRIAN J GRAFFAM ANDREW D GRAFTON ADAM COLBY GRAHAM
BRADON GRAHAM BYRON P GRAHAM JR CAMERON MATTHEW GRAHAM CHRISTIAN K GRAHAM CHRISTOPHER L GRAHAM CHRISTOPHER GRAHAM CLINTON C GRAHAM CORY GRAHAM CURTIS WESLEY GRAHAM DAVID W GRAHAM DENNIS GRAHAM DYLLON WAYNE GRAHAM GABE GRAHAM
JAMES CANDLER GRAHAM JAMES DERREL GRAHAM JAMES GRAHAM JAMES GRAHAM JENNIFER M GRAHAM JOHN AARON GRAHAM JULIE ELIZABETH GRAHAM KENNETH PAUL GRAHAM JR LUCAS COLTON GRAHAM MATTHEW LEE GRAHAM NOAH EDWIN GRAHAM PRESTON COLE GRAHAM
RICHARD L GRAHAM ROBERT GILMER GRAHAM IV SARA DIANE GRAHAM SCOTT A GRAHAM SHANE N GRAHAM SHAY GRAHAM WESLEY RYAN GRAHAM SUSANN M GRAHS MITCHELL WINSTON GRAMMER WINSTON STEVE GRAMMER JENNIFER E GRAMS ANTHONY GRANADO
ALEJANDRA KARINA GRANADOS J ROBERTO GRANADOS JUAN ANTONIO GRANADOS LUIS GRANADOS MIGUEL GRANADOS RICARDO GRANADOS FAUSTINO GRANADOS MENDEZ RICHARD XAVIER GRANADOS TOVAR JOHN GRANDE CHARONE SEABROOKS GRANDISON KENNETH GRANDISON
LANCE LEROY GRANDSTAFF BOBBY CRASH GRANGER MICHAEL C GRANGER RUSSELL GRANNUM COREY G GRANQUIST GAVEN G GRANQUIST BRODY JAY GRANSTRA CAMERON JAMAL GRANT DANIEL C GRANT DEVIN RICHARD GRANT DOUGLAS GRANT GEORGE R GRANT JR JACOB ADAM GRANT
JACOB W GRANT JAMES GRANT JAMIE GRANT JORGE MICHAEL GRANT JOSEPH DALTON GRANT LAMAR D GRANT SR MEGAN DELAYNA GRANT MEGHAN F GRANT ROBERT ALSTON GRANT ROBERT K GRANT ROBERT L GRANT RYAN LOREN GRANT SHERITA SHANTAY GRANT
TERRANCE LEQUAN VONSHAY GRANT TYLER GRANT WILLIAM J GRANT SETH MICHAEL GRANTHAM LOGAN JAMES GRAPENTHIEN TIM V GRASHORN TANEAH L GRASS TED GRAUL JOHN J GRAVANTE JACOB SCOTT GRAVATTE MICHAEL GRAVEL RAYMOND GRAVEL DUSTIN GRAVELLE
FREDERIK GRAVELLE ANDY RAY GRAVES ANTHONY KEITH GRAVES CORNELIUS D GRAVES D'ARNOLD GRAVES DONOVAN L GRAVES JERRID JAMES GRAVES KELLAN GRAVES KIMBERLY J GRAVES LANDEN DEAN GRAVES LOGAN GRAVES RYAN GRAVES WARREN GRAVES JOSEPH V GRAVITT
ANDREW STABLER GRAY ASHTON SHAWN GRAY BOBBY CARL GRAY CHARLES DARNELL GRAY CHARLES NELSON GERALD GRAY CHRISTIAN ADAM GRAY CYNTHIA G GRAY CYNTHIA W GRAY GAYSON RODELL GRAY II JASON THOMAS GRAY JEREMY DEWAYNE GRAY JOEI N GRAY JORDAN HEATH GRAY
JOSHUA ADAM GRAY KAGEN H GRAY KENT WILLIAM GRAY KERRY GRAY KEVIN D GRAY KEVIN GRAY MICHAEL J GRAY MITCHELL THOMAS GRAY NATHANIEL LINDELL GRAY PILIATE GRAY RACHAEL D GRAY ROCKY GRAY RYAN G GRAY SHAWN MAURICE GRAY SHELLEY GRAY SYDNEY PAIGE GRAY
TANYA MICHELLE GRAY TIMOTHY M GRAY GEORGE K GRAYSON JOHN W GRAYSON JUSTIN GRAYSON BENJAMIN THOMAS GRAZIANO DEANGELO JAMES GRAZIANO WAYNE GREEGOR KASEY ROBERT GREELEY TRAVIS GREELEY ADAM GREEN ALEX J GREEN ANDREW DELMUS GREEN
ANDREW WAYNE GREEN BAYLIE K GREEN BRADLEY GREEN BRENDAN GREEN BRIAN PATRICK GREEN CHAD M GREEN CHARLIE BRENT GREEN CODY REISE GREEN COLTIN DRAKE GREEN DALTON ALAN GREEN DANIEL R GREEN DANNY JOE GREEN DAVID GREEN DIXON CHASE GREEN
DONNIE C GREEN DREW W GREEN ERIC LEE GREEN FRANCY GREEN GARY L GREEN GARY T GREEN GREGORY S GREEN HEATHER GREEN HUNTER J GREEN JACOB ALLEN GREEN JAMES LLOYD GREEN JR JAMES W GREEN JARROD S GREEN JAZMA MONTIQUE GREEN JEFFREY C GREEN
JEFFREY S GREEN JENIFER KATHERINE GREEN JENNIFER LYNNE GREEN JERRY M GREEN JOANN T GREEN JOEL BRUCE GREEN JOHN HENRYHENDERSON GREEN JOHN RALPH GREEN JOHN GREEN JOHNNY E GREEN JOHNNY J GREEN JONATHAN DEWAYNE GREEN JONATHAN HAROLD GREEN
JONATHAN LEE GREEN JOSHUA GREEN JUSTICE SHAMAAD GREEN KASEY GREEN KENDALL GREEN KENNETH GREEN KERRY DUSTAN GREEN KYLE C GREEN KYLE GREEN LANS EZEKIEL GREEN LOUIS SHAWN GREEN MADELINE ELIZABETH GREEN MATTHEW CHARLES GREEN MAURICE C GREEN
MICHAEL E GREEN MITCHELL LEE GREEN NICHOLAS A GREEN PAMELA D GREEN PATRICK GREEN PAUL GREEN PETER D GREEN RANDALL D GREEN RYAN J GREEN SAMUEL THOMAS GREEN SCOTT G GREEN SHANE LEWIS GREEN SHANNA E GREEN SHELICA RONA GREEN SPENCER RUSSELL GREEN
STEPHEN GREEN SUSAN W GREEN TANNER GREEN THOMAS A GREEN TIMOTHY ADAM GREEN TIMOTHY DAVID GREEN JR TODD MICHAEL GREEN TORRENCE GREEN TROY W GREEN TYLER GREEN VICTORIA BROOKE GREEN WILLIAM EDWARD GREEN WILLIAM FARLEY GREEN IV
WILLIAM SCOTT GREEN CONNOR JAMES GREENAWALT MICAH JON GREENAWALT ANGELITA GREENE CAMERON GREENE CHAD A GREENE CONNOR GREENE DAVID ALLEN GREENE DOUGLAS E GREENE GARY E GREENE JACKSON COLE GREENE JAMES WYATT GREENE LORI ANN GREENE
MARCELLOUS THEODORE GREENE MICHAEL LEE GREENE JR MICHAEL TYLER GREENE RANDALL B GREENE RODNEY L GREENE RODNEY GREENE STEVEN A GREENE TIMOTHY B GREENE TRAVIS GREENE WADE ANTHONY GREENE STEPHANIE GREENER CHARLES LOGAN GREENFIELD
RYAN SCOTT GREENFIELD STANLEY GREENHAM KEVIN GREENSTREET KRISTOPHER MICHAEL GREENWAY GARRET MICHAEL GREENWELL DAVID W GREER JACOB LEE GREER JAY J GREER JOSEPH PRESTON GREER KIP CHARLES GREER KOLBIE L GREER MACI GREER MARCIE J GREER
MATTHEW GREER ROBERT JAKE GREER ROBERT LEE GREER STEPHEN G GREER TRAVIS GREER JIMMY DARRELL GREEVER WILLIAM J GREEVER ANDREW GREGG DELBERT LEROY GREGG JR DEREK R GREGG DESHAUN GREGG JARROD O GREGG JOSEPH M GREGG OWEN JOSEPH GREGG
HOUSTON PAUL GREGGS MARION LANE GREGGS SHAUN MICHAEL GREGORICH ANTONIO GREGORIO DANIEL GREGORIOU ADGER LEROY GREGORY JR AUSTIN WAYNE GREGORY BRENDON W GREGORY CASEY SCOTT GREGORY DANIEL JOHN GREGORY HAROLD W GREGORY JEFFREY MICHAEL GREGORY
JONATHAN P GREGORY MATTHEW W GREGORY MELINDA RAE GREGORY NORMAN GREGORY PAUL NELSON GREGORY ASTHON LEWIS GREGORY CALDERON GAVIN DALE GREICO DUSTIN R GREIWE KAYTLIN C GREIWE JASON GRENIER ERIC E GRENINGER EDWARD ALAN GRESCH
EMILY LYNN GRESENS JOSHUA E GRESHAM LANCE TAYLOR GRESHAM MARIA KRISTINE GRESSLER SCOTT FRANCIS GREVE NATALIE GREY ALEXANDER ROSS GRIBBLE BRIAN ALLEN GRICE CHASE GRICE DAVID R GRICE JAMES GRICE MICHELLE R GRICE ODELL BEACH GRICE RONALD GRICE
JORDON X GRIEGO BRANDON BJORN GRIER ERNEST LEROY GRIER DAVID JOHN GRIESER ALEX S GRIFFIN ALSTON ISAIAH GRIFFIN ALTON EDWARD GRIFFIN BRAD DAVID GRIFFIN BRANDON N GRIFFIN BRIAN J GRIFFIN CAITLYNN PAIGE GRIFFIN CLIVE BRYANT GRIFFIN COLTIN RILEY GRIFFIN
DANIEL T GRIFFIN DAVID A GRIFFIN DERRICK AUSTIN GRIFFIN GABRIEL THOMAS GRIFFIN GLENWOOD M GRIFFIN HANNAH NICOLE GRIFFIN JARED DEREK GRIFFIN JEREMY WADE GRIFFIN JOHN CHRISTIAN GRIFFIN JOHN SPROTT GRIFFIN JONATHAN TAYLOR GRIFFIN JONATHON GRIFFIN
KATELYN PALMER GRIFFIN KEITHRICK DUANE GRIFFIN KELSEY GRIFFIN KURSHAUNRICK DONTE GRIFFIN MATTHEW ASHLEY GRIFFIN RUSSELL D GRIFFIN RYAN J GRIFFIN RYAN MATTHEW GRIFFIN SEAN EUGENE GRIFFIN TODD HARMON GRIFFIN TRACY N GRIFFIN DONALD GRIFFIS
CODY AUSTIN GRIFFITH DAWN MARIE GRIFFITH ERIK GRIFFITH JOHN J GRIFFITH JOHN STEPHEN GRIFFITH JR JUSTIN E GRIFFITH KACEY L GRIFFITH KACY L GRIFFITH KADIN G GRIFFITH KEVIN GRIFFITH MICHAEL LADARION GRIFFITH MICHAEL W GRIFFITH JR RILEY A GRIFFITH
ROBBIE DONNALL GRIFFITH SHANE MICHAEL GRIFFITH WILLIE ETHAN GRIFFITH III SHIRLEY-ANN GRIFFITH-MAYERS JAYDA G GRIFFITHS TYLER LOGAN GRIFFITHS GRAHAM GRIGELIS CHRISTOPHER E GRIGG CALVIS ROMONE GRIGGLEY ALAN S GRIGGS CHRISTOPHER S GRIGGS GARY GRIGGS III
JESSIE L GRIGGS JOHNNY C GRIGGS JOSEPH DYLAN GRIGGS NICHOLAS WILLIAM GRIGGS SAVANNAH GRIGGS SHANNON K GRIGGS WILLIAM S GRIGGS JOSHUA ALFONSO GRIJALVA CHARLES GRIM JUAN S GRIMALDO MARTINEZ CHARLES A GRIMES DAVID C GRIMES JR JACKSON CADE GRIMES
JAMES JOHN GRIMES III JAMYR JORDAN GRIMES JASON D GRIMES JILLIAN GRIMES MARY JEWEL HUDDLESTON GRIMES MATTHEW DAVID GRIMES MICHAEL GRIMESEY ANDREW WINFIELD GRIMM JACOB NATHANIEL GRIMM JOSHUA GRIMM CHRISTOPHER GRIMMETT JAMES PORTERFIELD GRIMSLEY
ROY E GRINFIN CHAD MICHAEL GRISHAM MELISSA ALLYSON GRISHAM PHILLIP KOREY GRISHAM CARL W GRISSETT MICHAEL ANTHONY GRISSETT HEATHER RENEE GRISSOM TIMOTHY GRISSOM TYLER RAY GRISSOM JASON P GRIZZARD CLYDE T GRIZZELL MICHAEL PATRICK GROBE
JOSH ERIC GROBELNY CHARLES E GROCE AARON T GROCHOWSKI ADAM GRODHAUS MATTHEW CHARLES GRODI DANIEL J GROFF BRYAN DOUGLAS GROGG MICHAEL AARON GROLL THOMAS J GROLL GREGORY P GROMEK SHAWN C GRONDIN RANDAL L GRONENTHAL CHAD W GROOMS
HAROLD GROOMS JR KYLE GROOTJANS NICHOLAS WILLIAM GROOVER BRIANA E GROSCHE ROY ELSON GROSE BRADLEY GROSHONG KEVIN WILLIAM GROSKY PAMELA SUSAN GROSS TINA L GROSS TROY ANTHONY GROSS MARGARET CLAIRE GROSSHUESCH ERIC F GROSSMANN
ZACHARY GROSVENOR ADAM M GROTE CONNOR MARTIN GROTENHUIS CHRISTINE GROTH JAMES E GROTH LONNIE L GROTHE CHERI A GROTHOFF DERRICK WAYNE GROUMOUTIS PEYTON GROUMOUTIS DALTON CARY GROUND AMANDA JEAN GROVER DAVIDSON GROVER KADEN GROVER
NATHAN ALAN GROVER ANDREW B GROVES IAN ROBERT GROVES MICHAEL GROVES NICHOLAS A GROVES TRISTAN GROVES ALLISON NICOLE GRUBBS DARRELL M GRUBBS KENDAL LEIGH GRUBE MARKUS GRUBE ETHAN GRUBER JOSHUA GRUBER THOMAS MICHAEL GRUDZINSKI
DYLAN ANDREW GRUENINGER COREY GRUHL LOGAN R GRUNIG MATTHEW L GRUNKE STEPHEN RYAN GRUSSING COLE MICHAEL GRUWELL THOMAS GRUZESKI MEREDITH GRZINCIC KAREN GUADARRAMA JUAN GUADARRAMA MALDONADO MANUEL GUADIANA MANUEL GUADIANA-MEDINA
HECTOR R GUARDADO LOKESH GUBENTHIRAN TIMOTHY JOSEPH GUBITZ KYLE S GUEL JASON GUENETTE ANDREA LYNN GUENTHER JOSEPH P GUENTHER NICOLE ELIZABETH GUENTHER CHRISTOPHER S GUERECA CHRISTIAN GUERRA EDUARDO ISRAEL GUERRA JIMMY GUERRA
JULIAN REECE GUERRA ANTONIO GUERRA BAUTISTA FRANCISCO GUERRA BAUTISTA ALFONSO GUERRERO BRAYAN JAVIER GUERRERO CESAR EMMANUEL GUERRERO CHRISTIAN MANUEL GUERRERO DANIEL NA GUERRERO DANIELA GUERRERO DANIELLE ERICA RENEE GUERRERO
ELSA RENEE GUERRERO EZEQEIL M GUERRERO FLAVIO DANIEL GUERRERO JESUS R GUERRERO MIGUEL GUERRERO RICARDO J GUERRERO ROBERT BOBBY GUERRERO SERGIO FABIAN GUERRERO ANA GUADALUPE GUERRERO CHAVEZ JONATHAN GUERRERO GOMEZ IGNACIO G GUERRERO GUTIERREZ
CRISTIAN GUERRERO HERNANDEZ MIGUEL A GUERRERO NUNEZ EVA J GUERRERO ROQUE ALEXANDER JOSEPH GUESNIER SHELBY NOLAN GUESS AARON MICHAEL GUEST TORI GUETZKE DENIS AMILCAR GUEVARA JAIME GUEVARA LORENA GUEVARA SALVADOR GUEVARA
ALEXANDER GUEVARA LOPEZ JULIO GUEVARA MORALES ZACHARY RYAN GUFFIE DYLAN PIERRE GUIDA FRANCISCO GUIDO JR BRET GUIDRY BRYCE GUIDRY CHRISTOPHER DAVID GUIDRY ALFREDO GUIJOSA FABIAN GUIJOSA JAZZ D GUILD LUIS DANIEL GUILLEN JUSTIN GUILTNER
RAMON LAZARO GUIMIL VEGA JEREMY K GUIN M RAYMOND GUINA ROBERT GUINN BASSEM GUIRGUIS ZACHARY ANDREW GUISE KRISTEN M GUISTI SOMESHWAR GULABSINGH NAGPURE ERIKA GULACSI ERNIE GULACSI KYLE WAYNE GULLATT ROBERT GULLEDGE ADAM GULLETT
JOHN A GULLEY KALEB MATTHEW GULLEY NICHOLAS PETER GULLI GINGER LEA GULLICK KARL E GULLION WAYNE GULLION HEATH LOGAN GUMB STEVEN T GUMBEL AYMAR GUMBS RONALD D GUMM CHRISTI GUMMALAUSKI TAMIL THENDRAL GUNA SELVAM VIJAYARAJ GUNASEELAN
SURESHRAJA GUNASEKARAN WILLIAM L GUNDER RONALD EDWARD GUNDERMAN BRIANNA W GUNDERSON AUSTIN GUNN CHELSIE NOEL GUNN CHRISTOPHER M GUNN KENDAL CHEYENNE GUNN KENNETH GUNN ETHAN SCOTT GUNNELL BRIAN SCOTT GUNNELS EMALIE GUNNESS-MARAJ
LASHAWN GUNSBY ANDREW JAMES GUNTER JOHANNA GUNTHER KARLA GUNTHER SHWETA GUPTA TARUSHI GUPTA VISHAKHA GUPTA JEREMIAH GURDEN CHAD RYAN GURGANUS AARON P GURLEY ELIJAH JUDE GURLEY HOLDEN GURLEY JEREMY F GURLEY LARRISHIA JANAE GURLEY